As filed with the Securities and Exchange Commission on July 12, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

NATIONAL HOLDINGS CORPORATION.

(Exact name of registrant as specified in its charter)

Delaware	5900	80-149096
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

120 Broadway, 27th Floor
New York, New York 10271

(212) 417-8000

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Mark D. Klein

Chief Executive Officer and Co-Executive Chairman
National Holdings Corporation
120 Broadway, 27th Floor

New York, New York 10271
(212) 417-8000

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

James Kaplan, Esq. Joseph Walsh, Esq. Troutman Sanders, LLP The Chrysler Building 405 Lexington Avenue New York, New York 10174 (212) 704-6000	Ted H. Finkelstein, Esq. Vice President, Secretary and General Counsel Gilman Ciocia, Inc. 11 Raymond Avenue Poughkeepsie, New York 12603 (845) 485-5278	Jay Kaplowitz, Esq Arthur Marcus, Esq. Gary M. Emmanuel, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway New York, New York 10006 (212) 930-9725

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable on or after the effective date of this registration statement and after the conditions to the completion of the merger of a wholly-owned subsidiary of National Holdings Corporation with and into Gilman Ciocia, Inc. pursuant to an Agreement and Plan of Merger, dated as of June 20, 2013, described in the enclosed proxy statement/prospectus, have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13c-4(i) (Cross Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Share (3)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee
Common stock, par value $0.02 per share	24,000,000	$0.30	$7,200,000	$982.08

(1)

Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares of common stock, par value $0.02 per share (“National common stock”), of National Holdings Corporation (“National”) as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2)

Represents the maximum number of shares of National common stock issuable to holders of common stock, par value $0.01 per share of Gilman Ciocia, Inc. (“Gilman”), in the merger of National Acquisition Corp., a wholly-owned subsidiary of National, with and into Gilman, with Gilman surviving as an indirect wholly-owned subsidiary of National.

(3)

Pursuant to Rule 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed offering price per share is equal to $0.30, the average of the bid and asked prices per share of National common stock, as reported on the OTC Bulletin Board on July 5, 2013, within five (5) business days prior to the filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued or sold nor may proxies be solicited until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 12, 2013

On June 20, 2013, National Holdings Corporation, a Delaware corporation (“National”) and Gilman Ciocia, Inc., a Delaware corporation (“Gilman”) entered into an Agreement and Plan of Merger (the “merger agreement”) by and among National, Gilman and National Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of National (the “Merger Sub”). In the proposed merger, Merger Sub will be merged with and into Gilman, so that Gilman will become a wholly-owned subsidiary of National. If the merger is completed:

●	National stockholders will continue to own their existing shares of National common stock, par value $0.02 per share (“National common stock”);

●

all of the outstanding shares of Gilman common stock, par value $0.01 per share, outstanding as of the effective time of the merger (the “effective time”) will be exchanged for a total of up to 24,000,000 shares of National common stock, par value $0.02 per share, (subject to rounding for fractional shares) which equates to an exchange ratio of 0.248843451 shares of National common stock for each share of Gilman common stock, subject to adjustment as further described in the proxy statement/prospectus;

●	National shall issue five-year options to purchase 1,750,000 shares of National common stock to certain employees and independent contractors of Gilman at an exercise price of $0.50 per share;

●

National will pay off up to $5,400,000 of outstanding indebtedness of Gilman which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries; and

●

the board of directors of National will be increased from nine members to 11 members and two persons nominated by the board of directors of Gilman and reasonably acceptable to National will be elected as Class I members of the board of directors of National and National will nominate such persons for election at the next election of Class I directors of National.

If the merger agreement is completed, Gilman will survive the merger as a wholly-owned subsidiary of National and will still be named Gilman Ciocia, Inc. after the merger and all Gilman stockholders (except those who properly exercise dissenters’ rights under Delaware law) will become stockholders of National.

National’s common stock is quoted on the OTC Bulletin Board under the symbol “NHLD.” On July 11, 2013, the closing, high and low price for National common stock reported was $0.30 per share, $0.30 and $0.30, respectively. On July 11, 2013, National had 89,016,988 shares of common stock outstanding.

Gilman’s common stock is quoted on the OTC Bulletin Board under the symbol “GTAX.” On July 11, 2013, the closing, high and low price for Gilman common stock reported was $0.06, $0.06 and $0.06, respectively. On July 11, 2013, Gilman had 96,446,179 shares of common stock outstanding.

The accompanying document is a proxy statement of Gilman and a prospectus of National, and provides you with information about National, Gilman the proposed merger and the special meeting of Gilman stockholders. Gilman encourages you to read the entire proxy statement/prospectus carefully.

You may also obtain more information about National and Gilman from documents National and Gilman have filed with the Securities and Exchange Commission.

For a discussion of risk factors you should consider in evaluating the merger agreement you are being asked to adopt, see “Risk Factors” beginning on page 19 of the accompanying proxy statement/prospectus.

The merger cannot be completed unless Gilman stockholders approve the merger agreement and Gilman has scheduled a special meeting for its stockholders to vote on the merger agreement. The special meeting will be held on                       , 2013, at           a.m. (local time) at the offices of Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, NY 10006.

      At the Gilman special meeting, you will be asked to consider and vote on the following matters:

●

a proposal to adopt the merger agreement and the transactions contemplated thereby. The merger is more fully described in the accompanying proxy statement/prospectus and the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus;

●

a proposal to approve, on a nonbinding advisory basis, the “golden parachute” compensation payable to one of Gilman’s executive officers in connection with the merger as described in the accompanying proxy statement; and

●	a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies to approve the proposal to adopt the merger agreement.

Stockholders will also act on any other business that may properly come before the meeting.

After careful consideration, the Gilman board of directors has approved the merger agreement and declared it to be advisable, fair to and in the best interests of Gilman and its stockholders. The Gilman board of directors recommends that all stockholders vote “FOR” approval of the proposal to adopt the merger agreement, “FOR” approval of the nonbinding advisory proposal regarding “golden parachute compensation” and “FOR” approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

You should be aware that certain stockholders and officers and directors of Gilman have entered into a voting and support agreement with National, Merger Sub and Gilman, under which they agreed, among other things, to vote certain shares of Gilman common stock as to which they have the right to vote (58,439,849 shares, or 60.3% of the outstanding shares of Gilman common stock on the record date) in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, subject to their right to approve a superior proposal. Accordingly, the approval of the merger agreement by the Gilman stockholders is assured. However, a closing condition in the merger agreement (which can be waived by National), is that holders owning no more than 5%, in the aggregate, of the outstanding Gilman common stock shall have perfected and not withdrawn a demand for dissenters’ rights pursuant to Delaware law.

Whether or not you plan to attend a special meeting, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed envelope. YOUR VOTE IS VERY IMPORTANT.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NATIONAL COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated                  , 2013 and was first mailed to Gilman stockholders on or about                       , 2013.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates business and financial information about National and Gilman that is not included in or delivered with this document. You can obtain the documents incorporated by reference into this proxy statement/prospectus through the website of the United States Securities and Exchange Commission (which we refer to in this Proxy Statement as the “SEC”), www.sec.gov, or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

National Holding Corporation 1200 North Federal Highway, Suite 400 Boca Raton, FL 33432 Attention: Secretary Telephone: (561) 981-1007	Gilman Ciocia, Inc. 11 Raymond Avenue Poughkeepsie, New York 12603 Attention: Ted Finkelstein, Secretary Telephone: (845) 485-5278

If you would like to request documents, please do so by          , 2013, in order to receive them before Gilman’s special meeting.

Stockholders may also consult National’s or Gilman’s websites for more information concerning the merger described in this proxy statement/prospectus and each of the parties thereto. National’s website is www.nhldcorp.com and Gilman’s website is www.gtax.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

GILMAN CIOCIA, INC.
Corporate Headquarters

11 Raymond Avenue ● Poughkeepsie, NY 12603

845.485.5278 tel ● 845.622.3638 fax

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                          , 2013

To the Stockholders of Gilman Ciocia, Inc.:

You are cordially invited to attend a special meeting of the stockholders of Gilman Ciocia, Inc. a Delaware corporation (“Gilman”), to be held on                        , 2013 at            a.m. local time, at the offices of Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, NY 10006. .

On June 20, 2013, Gilman entered into an agreement and plan of merger (as it may be amended from time to time, the “merger agreement”) with National Holdings Corporation, a Delaware corporation (“National”), and National Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of National (“Merger Sub”), providing for the merger (the “merger”) of Merger Sub with and into Gilman. Following the merger, Gilman will be a wholly-owned subsidiary of National.

At the Gilman special meeting, you will be asked to consider and vote on the following matters:

●

a proposal to adopt the merger agreement and the transactions contemplated thereby. The merger is more fully described in the accompanying proxy statement/prospectus and the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus;

●

a proposal to approve, on a nonbinding advisory basis, the “golden parachute” compensation payable to one of Gilman’s executive officers in connection with the merger as described in the accompanying proxy statement; and

●	a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies to approve the proposal to adopt the merger agreement.

Stockholders will also act on any other business that may properly come before the meeting.

Holders of record of Gilman common stock at the close of business on                    , 2013, the record date for the Gilman special meeting, are entitled to notice of and to vote as a single class on the merger proposal at the meeting or at any adjournment or postponement thereof. Completion of the merger requires approval of Gilman’s common stockholders.

After careful consideration, the Gilman board of directors has approved the merger agreement and declared it to be advisable, fair to and in the best interests of Gilman and its stockholders. The Gilman board of directors recommends that all stockholders vote “FOR” approval of the proposal to adopt the merger agreement, “FOR” approval of the nonbinding advisory proposal regarding “golden parachute compensation” and “FOR” approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Your vote is very important. Whether or not you plan to attend the special meeting, please complete, date, sign and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope. Gilman cannot complete the merger unless the holders of a majority of the outstanding shares of Gilman common stock entitled to vote at the special meeting vote to approve the proposal to adopt the merger agreement. If your shares of Gilman common stock are beneficially owned and held in nominee or “street name” by your bank, brokerage firm or other nominee, your bank, brokerage firm or other nominee will be unable to vote your shares of Gilman common stock without direction from you. You should direct your bank, brokerage firm or other nominee to vote your shares of Gilman common stock in accordance with the directions provided by your bank, brokerage firm or other nominee.

You should be aware that certain stockholders and officers and directors of Gilman have entered into a voting and support agreement with National, Merger Sub and Gilman, under which they agreed, among other things, to vote certain shares of Gilman common stock as to which they have the right to vote (58,439,849 shares, or 60.3% of the outstanding shares of Gilman common stock on the record date) in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, subject to their right to approve a superior proposal. Accordingly, the approval of the merger agreement by the Gilman stockholders is assured. However, a closing condition in the merger agreement (which can be waived by National), is that holders owning no more than 5%, in the aggregate, of the outstanding Gilman common stock shall have perfected and not withdrawn a demand for dissenters’ rights pursuant to Delaware law.

Please do not send any Gilman stock certificates at this time. If the merger is completed, forms to be used to exchange your Gilman stock certificates for National stock certificates will be mailed to you.

The accompanying proxy statement/prospectus provides you with detailed information about the Gilman special meeting, the merger agreement and the merger. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus. Gilman encourages you to carefully read the entire proxy statement/prospectus and its annexes, including the merger agreement.

By Order of the Board of Directors,

James Ciocia, Chairman of the Board

Poughkeepsie, New York , 2013

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements often, although not always, include words or phrases like “will likely result,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “outlook,” or similar expressions. Forward-looking statements are based upon certain underlying assumptions, including any assumptions mentioned with the specific statements, as of the date such statements were made. Such assumptions are in turn based upon internal estimates and analyses of market conditions and trends, management plans and strategies, economic conditions and other factors. Forward-looking statements and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, those set forth under “Risk Factors” beginning on page 19 of this proxy statement/prospectus. The forward-looking statements contained in this proxy statement/prospectus include statements about the following:

●

the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination under circumstances that could require Gilman or National to pay a termination fee;

●	the ability to integrate National's and Gilman’s businesses and operations;

●	the combined company’s success in integrating the management teams and employees and consultants of National and Gilman;

●	the inability to complete the merger due to the failure to obtain stockholder approval or the failure to obtain FINRA approval or satisfy other conditions to completion of the merger;

●	the combined company’s ability to successfully manage relationships with customers and other important relationships;

●	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against National or Gilman relating to the merger agreement;

●	the ability to retain key employees and consultants;

●	management’s ability to focus on other ongoing business concerns given the additional work as a result of the merger;

●	the merger agreement’s contractual restrictions on the conduct of National's and Gilman’s business prior to the completion of the merger;

●	the amount of the costs, fees, expenses and charges related to the merger; and

●	the compatibility of business cultures.

National and Gilman caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Except as may be required by law, neither National nor Gilman has any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

i

Page

QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER	1

SUMMARY	8

The Companies	8
The Merger	9
The Merger Agreement	9
What you will Receive in the Merger	10
Treatment of Stock Options and Warrants	10
Recommendation of the Gilman’s Board of Directors	10
Opinion of Gilman’s Financial Advisor	10
Opinion of National’s Financial Advisor	11
Interests of Directors and Executive Officers in the Merger	11
Financing Matters	12
Dissenters’ Rights	12
The Stockholders Meeting	12
Voting and Support Agreements	13
Board of Directors and Management Following the Merger	13
Approval of "Golden Parachute" Compensation	13
Regulatory Approvals	13
Accounting Treatment	14
United States Federal Income Tax Considerations	14
Effective Time of the Merger; Exchange of Shares	14
Conditions to the Merger	14
Termination of Merger Agreement	15
Expenses and Termination Fees	15
Comparison of the Rights of Holders of National Common Stock and Gilman Common Stock	15
Summary Consolidated Financial Data of National	16
Summary Consolidated Finacial Data of Gilman	16
Market Price Data and Divided Information	17

RISK FACTORS	19

Risks Related to the Merger	19
Risks Related to the Combined Company if the Merger is Completed	22
Risks Related to National’s Business	23
Risks Related to Gilman’s Business	31

THE GILMAN SPECIAL MEETING	39

Time, Place and Purpose of the Special Meeting	39
Record Date and Quorum	39
Attendance	39
Vote Required	40
Voting and Support Agreements	41
Proxies and Revocation	41
Adjournments	42
Anticipated Date of Completion of the Merger	42
Dissenter's Rights	42
Proxy Solicitations	42
Householding	43
Questions and Additional Information	43

THE MERGER	44

-i-

(continued)

Page

General	44
Background of the Merger	44
National’s Reasons for the Merger	48
Opinion of National’s Financial Advisor	49
Gilman’s Reasons for the Merger and Recommendation of Gilman’s Board of Directors	65
Opinion of Gilman’s Financial Advisor	67
Treatment of Stock Options and Warrants	72
Financing Matters	73
Interests of Directors and Executive Officers in the Merger	73
Dissenter's Rights	74
Voting and Support Agreements	77
Michael Ryan Employment Agreement	77
Golden Parachute Compensation	78
Regulatory Approvals	79
Accounting Treatment	79
Material United States Federal Income Tax Consequences of the Merger	79

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	82

THE MERGER AGREEMENT	92

Explanatory Note Regarding the Merger Agreement	92
The Merger	92
When the Merger Becomes Effective	92
Consideration to be Received Pursuant to the Merger	92
Fractional Shares	93
Procedures for Receiving Merger Consideration	93
Lost, Stolen or Destroyed Certificates	94
Representations and Warranties	94
Conduct of Business Pending the Merger	96
Additional Agreements	98
Indemnification and Insurance	99
Conditions of the Merger	100
Termination	101
Termination Fees and Expenses	102
Effect of Termination	103
No Solicitation of Other Offers by Gilman	103
Changes of Recommendation	104
Amendments, Extensions and Waivers	104

THE VOTING AND SUPPORT AGREEMENT	106

INFORMATION ABOUT NATIONAL	107

National's Business	107

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(continued)

Page

Management’s Discussion and Analysis of Financial Condition and Results of Operations of National	115
Certain Relationships and Related Transactions	132
Security Ownership of Certain Beneficial Owners and Management of National	134
Description of National Capital Stock	136
Common Stock	136
Preferred Stock	137

INFORMATION ABOUT GILMAN	140

Gilman's Business	140
Gilman’s Strategy	141
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Gilman	148
Certain Relationships and Related Transactions	166
Security Ownership of Certain Beneficial Owners and Management of Gilman	167

BOARD OF DIRECTORS AND MANAGEMENT OF NATIONAL FOLLOWING THE MERGER	171

EXECUTIVE COMPENSATION	175

National Executive Compensation	175
Gilman Executive Compensation	181

-iii-

(continued)

Page

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NATIONAL AFTER THE MERGER	184

COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS OF NATIONAL AND STOCKHOLDERS OF GILMAN	186

OTHER MATTERS	193

Stockholder Proposals	193
Legal Matters
Experts
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure of National
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure of Gilman
Other Proposals	195
Undertakings of National	195

WHERE YOU CAN FIND MORE INFORMATION	195

ANNEX A--AGREEMENT AND PLAN OF MERGER	A-1

ANNEX B--FORM OF VOTING AND SUPPORT AGREEMENT	B-1

ANNEX C--OPINION OF CASSEL SALPETER & CO LLC	C-1

ANNEX D--OPINION OF HOULIHAN CAPITAL, LLC	D-1

ANNEX E--SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE	E-1

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QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger, the merger agreement and the Gilman special meeting. These questions and answers may not address all questions that may be important to you as a stockholder. Please refer to the “Summary” and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to in or incorporated by reference in this proxy statement/prospectus, which you should read carefully and in their entirety.

Q1.	What is the merger?

A1.

National, National Acquisition Corp, a wholly-owned subsidiary of National which we refer to as the Merger Sub, and Gilman have entered into a merger agreement, pursuant to which Merger Sub will merge with and into Gilman, with Gilman continuing as the surviving corporation, in a transaction which is referred to as the merger. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Q2.	Why are National and Gilman proposing to merge?

A2.

National and Gilman believe the merger is in the best interests of both companies and their respective shareholders. National and Gilman believe that the merger will bring together two complementary institutions to create a strategically, operationally and financially strong company that is positioned for further growth.  You should review the background of and reasons for the merger described in greater detail beginning on page .

Q3.	Why have I received this proxy statement/prospectus?

A3.

Gilman is sending these materials to its stockholders to help them decide how to vote their shares of common stock with respect to the merger and other matters to be considered at the special meeting.

The merger cannot be completed unless Gilman stockholders adopt the merger agreement. Gilman is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about this special meeting is contained in this proxy statement/prospectus.

This document is being delivered to you as both a proxy statement of Gilman and a prospectus of National. It is a proxy statement because the Gilman board of directors is soliciting proxies from its stockholders to vote on the adoption of the merger agreement at a special meeting of Gilman stockholders as well as the other matters set forth in the notice of the meeting and described in this proxy statement/prospectus, and your proxy will be used at the special meeting or at any adjournment or postponement of the special meeting. It is a prospectus because National will issue National common stock to Gilman stockholders in the merger. On or about                         , 2013, Gilman intends to begin to deliver to its stockholders of record as of the close of business on                        , 2013, printed versions of these materials.

Q4.	What am I being asked to vote on at the special meeting?

A4.

You are being asked to consider and vote on a proposal to adopt the merger agreement, which provides, among other things, for the acquisition of Gilman by National. You are also being asked to consider and vote, on an advisory basis, on a proposal to approve the “golden parachute” compensation that will be payable to one of Gilman’s named executive officers in connection with the merger as reported in the Golden Parachute Compensation table on page 78 and to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement.

IF GILMAN STOCKHOLDERS FAIL TO ADOPT THE MERGER AGREEMENT, THE MERGER CANNOT BE COMPLETED.

Q5.	How does the Gilman board of directors recommend that I vote?

A5.

The Gilman board of directors recommends that you vote “FOR” approval of the proposal to adopt the merger agreement, “FOR” approval of the nonbinding advisory proposal regarding “golden parachute compensation” and “FOR” approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Q6.	What will Gilman common stockholders receive for their Gilman shares?

A6.

All of the outstanding shares of Gilman common stock, par value $0.01 per share, outstanding as of the effective time of the merger (the “effective time”) will be exchanged for a total of up to 24,000,000 shares (subject to rounding for fractional shares) of National common stock which equates to an exchange ratio of 0.248843451 shares of National common stock for each share of Gilman common stock. Pursuant to the terms of the merger agreement, immediately prior to closing of the merger, the outstanding indebtedness of Gilman may not exceed $5,400,000, which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries, and any amounts in excess of $5,000,000 and up to $5,400,000 (the “Difference”) shall cause a reduction in the number of shares of National common stock issued under the merger agreement, such reduction in share amount equal to the quotient of the Difference and $0.30 (subject to equitable adjustment for any stock split, dividend recapitalization and the like). By way of example, if Gilman’s outstanding indebtedness were $5,400,000 immediately prior to closing, this would have the effect of reducing the exchange ratio to approximately 0.2350188466 of a share of National common stock per share of Gilman common stock.

Q7.	Will National stockholders receive any shares as a result of the merger?

A7.	No. National stockholders will continue to hold the same shares of National common stock they currently own.

Q8.	When and where is the Gilman special meeting?

A8.	The special meeting will be held on , 2013 at a.m. local time, at the offices of Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, NY 10006.

Q9.	Are there risks associated with the merger that I should consider in deciding how to vote?

A9.

Yes. There are a number of risks related to the merger and the other transactions contemplated by the merger agreement that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 19 of this proxy statement/prospectus.

Q10.	What are the tax consequences to Gilman stockholders of the merger?

A10.

The exchange of shares of Gilman common stock for National common stock in the merger is intended to be a tax-free reorganization under the U.S. Internal Revenue Code of 1986, or the “Code”. Please carefully review the information under “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 79 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation (including whether or not you excercise appraisal rights). We urge you to consult your tax advisors as to the specific tax consequences to you of the merger, including the applicability and effect of federal, state, and local income and other tax laws in light of your particular circumstances.

Q11.	What will the name of each company be after the merger?

A11.	The name of National and Gilman will remain unchanged after the merger, with Gilman becoming a wholly-owned subsidiary of National.

Q12.	What vote is required for Gilman stockholders to approve the proposal to adopt the merger agreement?

A12.	Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Gilman common stock entitled to vote the proposal.

You should be aware that certain stockholders and officers and directors of Gilman have entered into a voting and support agreement with National, Merger Sub and Gilman, under which they agreed, among other things, to vote certain shares of Gilman common stock as to which they have the right to vote (58,439,849 shares, or 60.3% of the outstanding shares of Gilman common stock on the record date) in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, subject to their right to approve a superior proposal. Accordingly, the approval of the merger agreement by the Gilman stockholders is assured. However, a closing condition of the merger (which can be waived by National) is that holders owning no more than 5%, in the aggregate, of the outstanding Gilman common stock shall have perfected and not withdrawn a demand for dissenters’ rights pursuant to Delaware law.

Because the affirmative vote required to approve the proposal to adopt the merger agreement is based upon the total number of outstanding shares of Gilman common stock, if you fail to submit a proxy or to vote in person at the Gilman special meeting, or if you vote “ABSTAIN”, or if you are not a stockholder of record and do not provide your bank, brokerage firm or other nominee with voting instructions, it will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Q13.	What vote is required for Gilman stockholders to approve the nonbinding advisory proposal regarding “golden parachute” compensation?

A13.

Approval of the proposal to approve on a nonbinding advisory basis, the “golden parachute” compensation payable to one of Gilman’s executive officers in connection with the merger as described in this proxy statement/prospectus, requires the affirmative vote of a majority of the votes cast by the holders of shares of Gilman common stock present, in person or by proxy, at the special meeting and entitled to vote at the special meeting.

The vote to approve the nonbinding advisory proposal regarding “golden parachute” compensation is a vote separate and apart from the vote to approve the merger agreement. You may vote for this proposal and against the merger agreement, or vice versa. Because the vote on this proposal is advisory only, it will not be binding on Gilman or National.

As in the case for the proposal to adopt the merger agreement, as a result of the voting and support agreements entered into by certain stockholders and officers and directors of Gilman, approval of the proposal to approve on a nonbinding advisory basis, the “golden parachute” compensation payable to one of Gilman’s executive officers in connection with the merger as described in this proxy statement/prospectus is assured by Gilman stockholders.

If you fail to submit a proxy or to vote in person at the special meeting, or if you are not a stockholder of record and do not provide your bank, brokerage firm or other nominee with voting instructions, your shares of Gilman common stock will not be voted on these proposals. A failure to vote or an abstention will have no effect on the proposal regarding the “golden parachute” compensation, because the vote is advisory only and nonbinding on Gilman.

Q14.	What vote is required for Gilman stockholders to approve the proposal to adjourn the special meeting, if necessary or appropriate?

A14.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate, for the purpose of soliciting additional proxies, requires the affirmative vote of a majority of the votes cast by the holders of shares of Gilman common stock present, in person or by proxy, at the special meeting and entitled to vote at the special meeting.

As in the case for the proposal to adopt the merger agreement, as a result of the voting and support agreements entered into by certain stockholders and officers and directors of Gilman, approval of the proposal to adjourn the special meeting, if necessary or appropriate, is assured by Gilman stockholders.

If you fail to submit a proxy or to vote in person at the special meeting, or if you are not a stockholder of record and do not provide your bank, brokerage firm or other nominee with voting instructions, your shares of Gilman common stock will not be voted on these proposals. A failure to vote will have no effect on the adjournment proposal, but an abstention will have the same effect as a vote “AGAINST” this proposal.

Q15.	Who can vote at the special meeting?

A15.

All holders of Gilman common stock of record as of the close of business on , 2013, the record date for the special meeting, are entitled to receive notice of, and to vote at, the special meeting. Each holder Gilman common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Gilman common stock that such holder owned as of the record date.

Q16.	What constitutes a quorum for the special meeting?

A16.

A quorum is necessary for stockholders to vote on the proposal to adopt the merger agreement, the nonbinding advisory proposal regarding “golden parachute compensation” and the proposal to adjourn the special meeting to solicit additional proxies. The presence at the special meeting, in person or by proxy, of the holders of a majority of the shares of Gilman common stock outstanding at the close of business on the record date and entitled to vote constitutes a quorum for the purposes of the special meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining whether a quorum is present.

As a result of the voting and support agreements entered into by certain stockholders and officers and directors of Gilman, a quorum is assured by the Gilman stockholders.

Q17.	How do I vote?

A17.	If you are a stockholder of record, you may vote your shares of Gilman common stock on matters presented at the special meeting in any of the following ways.

●	in person—you may attend the special meeting and cast your vote there;

●

by proxy—stockholders of record may submit a proxy to have their shares of Gilman common stock represented and voted at the special meeting by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope.

If you hold your shares of Gilman common stock in nominee or “street name,” please refer to the instructions provided by your bank, brokerage firm or other nominee to see the choices available to you. Please note that if you are a beneficial owner of shares of Gilman common stock held in nominee or “street name” and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee at the special meeting.

Q18.	What is a proxy?

A18.

A proxy is your legal designation of another person, referred to as a “proxy,” to vote your shares of Gilman common stock. The written document describing the matters to be considered and voted on at the special meeting is called a “proxy statement.” The document used to designate a proxy to vote your shares of Gilman common stock is called a “proxy card.” Gilman’s board of directors has designated Ted Finkelstein, Vice President, Secretary and General Counsel and Maureen Abbate, Chief Accounting Officer, and each of them singly, with full power of substitution, as proxies for the special meeting.

Q19.	What is the difference between holding shares as a stockholder of record and in nominee or “street name”?

A19.

If your shares of Gilman common stock are registered directly in your name with Gilman’s transfer agent, Corporate Stock Transfer, you are considered, with respect to those shares of Gilman common stock, as the “stockholder of record.” This proxy statement/prospectus and your proxy card have been sent directly to you by Gilman.

If your shares of Gilman common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of Gilman common stock held in nominee or “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of Gilman common stock, the stockholder of record. As the beneficial owner of shares of Gilman common stock held in nominee or “street name,” you have the right to direct your bank, brokerage firm or other nominee how to vote your shares of Gilman common stock by following their instructions for voting.

Q20.

If my shares of Gilman common stock are held in nominee or “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee vote my shares of Gilman common stock for me?

A20.

Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Gilman common stock if you instruct it how to vote. You should follow the instructions provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Gilman common stock. If you do not instruct your bank, brokerage firm or other nominee to vote your shares of Gilman common stock, your shares of Gilman common stock will not be voted and the effect will be the same as a vote “AGAINST” the proposal to adopt the merger agreement. Your unvoted shares of Gilman common stock will not have an effect on approval of the advisory proposal regarding “golden parachute” compensation or the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Q21.	Can I change my vote after I have delivered my proxy?

A21.	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

First, you can revoke your proxy by giving written notice of revocation.

Second, you can submit a new proxy bearing a later date.

If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the secretary of Gilman, before the special meeting. If your shares of Gilman common stock are held through a bank, brokerage firm or other nominee, please contact your bank, brokerage firm or other nominee as to its procedures for the revocation of your instructions and/or the giving of new instructions on how to vote the shares held by it on your behalf.

Third, if you are a holder of record, you can attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy. Please note that if your shares are held through a bank, brokerage firm or other nominee, and you wish to vote in person at the special meeting, you must bring to the meeting a letter from the bank, brokerage firm or other nominee confirming your beneficial ownership of the shares to be voted.

Q22.	If a Gilman stockholder gives a proxy, how will its shares of Gilman common stock be voted?

A22.

The individuals named on the enclosed proxy card, as your proxies, will vote your shares of Gilman common stock in the way that you indicate.  If you properly sign your proxy card but do not mark the boxes showing how your shares of Gilman common stock should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” the proposal to adopt the merger agreement, “FOR” the approval of the nonbinding advisory proposal regarding “golden parachute” compensation and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Q23.	How are votes counted?

A23.

With respect to the proposal to adopt the merger agreement, you may vote “FOR”, “AGAINST” or “ABSTAIN”. Broker non-votes and votes to “ABSTAIN” will have the same effect as votes “AGAINST” the proposal to adopt the merger agreement.

 With respect to the nonbinding advisory proposal regarding “golden parachute” compensation and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, you may vote “FOR”, “AGAINST” or “ABSTAIN”. Broker non-votes will have no effect on this proposal. An abstention will have the same effect as a vote “AGAINST” the adjournment proposal, but will have no effect on the proposal regarding the “golden parachute” compensation, because the vote is advisory only and nonbinding on Gilman.

Q24.	What are broker non-votes?

A24.

If your shares of Gilman common stock are held in “street name,” you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting. Banks, brokerage firms or other nominees who hold shares in nominee or “street name” for their customers only have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners, and are precluded from exercising their voting discretion with respect to approving non-routine matters, such as the proposal to adopt the merger agreement, the proposal to approve the nonbinding advisory proposal regarding “golden parachute” compensation, and the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. As a result, absent specific instructions from the beneficial owner of such shares of Gilman common stock, banks, brokerage firms or other nominees are not empowered to vote those shares of Gilman common stock on non-routine matters.

Q25.	What do I do if I receive more than one proxy or set of voting instructions?

A25.

If you hold shares of Gilman common stock in more than one account, you may receive more than one proxy or set of voting instructions relating to the special meeting. These should each be voted or returned separately in accordance with the instructions provided in this proxy statement in order to ensure that all of your shares of Gilman common stock are voted.

Q26.	What happens if I sell my shares of Gilman common stock before the special meeting?

A26.

The record date for stockholders entitled to vote at the special meeting is earlier than both the date of the special meeting and the consummation of the merger. If you transfer your shares of Gilman common stock after the record date but before the special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies Gilman in writing of these special arrangements, you will retain your right to vote such shares at the special meeting, although, unless otherwise agreed, you have transferred the right to receive the merger consideration to the person to whom you transfer your shares.

Q27.	How can I exchange my shares of Gilman?

A27.

Computershare Trust Company will act as exchange agent and will forward detailed instructions to you regarding the surrender of your share certificates, together with a letter of transmittal, promptly after the merger is completed. You should not submit your certificates to Computershare Trust Company.

Q28.	Should Gilman stockholders send in their stock certificates now?

A28.

No. After Gilman complete the merger, National or its exchange agent, Computershare Trust Company, will send Gilman stockholders written instructions to exchange their Gilman common stock for National common stock.

Q29.	What do I need to do now?

A29.

After carefully reading and considering the information contained in this proxy statement/ prospectus, please respond by completing, signing and dating your proxy card or voting instructions and returning it in the enclosed postage paid envelope. In order to assure that Gilman obtains your vote, please deliver your proxy as instructed even if you plan to attend the meeting in person. If you hold shares registered in the name of a broker, bank or other nominee, that broker, bank or other nominee has enclosed, or will provide, instructions for directing your broker, bank or other nominee how to vote those shares

Q30.	What rights do I have if I oppose the merger?

A30.

Stockholders of record as of the record date are entitled to exercise appraisal rights under Delaware law by following the procedures and satisfying the requirements specified in Section 262 of the DGCL. A copy of Section 262 is attached as Annex E to this proxy statement/prospectus.

Q31.	Who can help answer my questions?

A31.

If you are a stockholder of Gilman and have any questions about the merger or how to submit your proxy, or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

Ted Finkelstein, Vice President, Secretary and General Counsel

Gilman Ciocia, Inc.

11 Raymond Avenue

Poughkeepsie, NY 12603

Telephone: (845) 485-5278

SUMMARY

This summary highlights selected information contained elsewhere in this proxy statement/ prospectus. It may not contain all of the information that may be important to you. Before voting, you should carefully read the entire proxy statement/prospectus, the appendices and other documents to which this proxy statement/prospectus refers in their entirety to fully understand the merger agreement and the transactions contemplated by the merger agreement.

The Companies

National Holdings Corporation (See page 107)

National Holding Corporation
120 Broadway, 27th Floor

New York, New York 10271

Telephone: (212) 417-8000

National Holdings Corporation, a Delaware corporation organized in 1996, is a financial services organization, operating primarily through its wholly-owned subsidiaries, National Securities Corporation (“National Securities” or “NSC”) and vFinance Investments, Inc. (“vFinance Investments”) (collectively, the “Broker-Dealer Subsidiaries”). The Broker-Dealer Subsidiaries conduct a national securities brokerage business through their offices in New York, New York, Boca Raton, Florida, and Seattle, Washington.

Through its Broker-Dealer Subsidiaries, National (1) offers full service retail brokerage to approximately 39,000 high net worth individual and institutional clients, (2) provides investment banking, merger and acquisition and advisory services to micro, small and mid-cap high growth companies, and (3) engages in trading securities, including making markets in over 5,800 securities, providing liquidity in both foreign and domestic issues on a variety of exchanges and also providing execution and technical analysis in the United States Treasury marketplace. The Broker-Dealer Subsidiaries are introducing brokers and clear all transactions through clearing organizations on a fully disclosed basis. They are registered with the SEC, are members of the FINRA, Securities Investor Protection Corporation (“SIPC”) and are also members of the National Futures Association (“NFA”).

National’s brokers operate primarily as independent contractors. An independent contractor registered representative who becomes an affiliate of a Broker-Dealer Subsidiary typically establishes his own office and is responsible for the payment of expenses associated with the operation of such office, including rent, utilities, furniture, computer and other equipment, stock quotation machines, software and general office supplies. The independent contractor registered representative is entitled to retain a higher percentage of the commissions generated by his sales than an employee registered representative at a traditional employee-based brokerage firm. This arrangement allows National to operate with a reduced amount of fixed costs and lowers the risk of operational losses for lower or non-production.

National’s wholly-owned subsidiary, National Asset Management, Inc., a Washington corporation (“NAM”), is a federally-registered investment advisor providing asset management advisory services to high net worth clients for a fee based upon a percentage of assets managed.

National’s wholly-owned subsidiary, National Insurance Corporation, a Washington corporation (“National Insurance”), provides fixed insurance products to its clients, including life insurance, disability insurance, long term care insurance and fixed annuities.

National Acquisition Corporation

National Acquisition Corporation
120 Broadway, 27th Floor

New York, New York 10271

Telephone: (212) 417-8000

National Acquisition Corporation, a Delaware corporation, or Merger Sub, was formed by National solely for the purpose of entering into the merger agreement and completing the transactions contemplated by the merger agreement. Upon the completion of the merger, Merger Sub will cease to exist and Gilman will continue as the surviving corporation of the merger as a wholly-owned subsidiary of National.

Gilman Ciocia, Inc. (See page 140)

Gilman Ciocia, Inc.

11 Raymond Avenue

Poughkeepsie, New York 12603

Telephone: (845) 485-5278

Gilman Ciocia, Inc, a Delaware corporation, was founded in 1981. Gilman provides federal, state and local tax preparation services to individuals, predominantly in the middle and upper income tax brackets, accounting services to small and midsize companies and financial planning services, including securities brokerage, investment management services, insurance and financing services.

As of June 30, 2013, Gilman had 26 offices operating in three states (New York, New Jersey, and Florida). Gilman’s financial planning clients are generally introduced to Gilman through its tax return preparation services, accounting services and educational workshops. Gilman believes that its tax return preparation and accounting services are inextricably intertwined with its financial planning activities and that overall profitability will depend, in part, on the two channels “leveraging off each other” since many of the same processes, procedures and systems support sales from both channels. Accordingly, Gilman’s management views and evaluates Gilman as one segment.

Gilman also provides financial planning services through approximately 26 independently owned and operated offices in 8 states.

All of Gilman’s planners are employees or independent contractors of Gilman and registered representatives of Prime Capital Services, Inc. (“PCS”), Gilman’s wholly-owned subsidiary. PCS conducts a securities brokerage business providing regulatory over-sight and products and sales support to its registered representatives, who sell investment products and provide services to their clients. PCS earns a share of commissions from the services that the financial planners provide to their clients in transactions for securities, insurance and related products. PCS is a registered securities broker-dealer with the SEC and a member of FINRA. Gilman also has a wholly-owned subsidiary, Asset & Financial Planning, Ltd. (“AFP”), which is registered with the SEC as an investment advisor. Almost all of Gilman’s financial planners are also authorized agents of insurance underwriters. Gilman has the capability of processing insurance business through PCS and Prime Financial Services, Inc. (“PFS”, a wholly-owned subsidiary), which are licensed insurance brokers, as well as through other licensed insurance brokers. Gilman is a licensed mortgage broker in the State of New York and through GC Capital Corp, its wholly-owned subsidiary, licensed to conduct a mortgage brokerage business in the State of Florida.

The Merger (See page 44)

National and Gilman have entered into a merger agreement that provides for the merger of Gilman and a wholly-owned subsidiary of National. As a result of the merger, Gilman will become a wholly-owned subsidiary of National.

The Merger Agreement (See page 92)

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. National and Gilman encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

What you will Receive in the Merger (See page 92)

All of the outstanding shares of Gilman common stock, par value $0.01 per share, outstanding as of the effective time will be exchanged for a total of up to 24,000,000 shares (subject to rounding for fractional shares) of National common stock which equates to an exchange ratio of 0.248843451 shares of National common stock for each share of Gilman common stock. Pursuant to the terms of the merger agreement, immediately prior to closing of the merger, the outstanding indebtedness of Gilman may not exceed $5,400,000, which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries, and any amounts in excess of $5,000,000 and up to $5,400,000 (the “Difference”) shall cause a reduction in the number of shares of National common stock issued under the merger agreement, such reduction in share amount equal to the quotient of the Difference and $0.30 (subject to equitable adjustment for any stock split, dividend recapitalization and the like). By way of example, if Gilman’s outstanding indebtedness were $5,400,000 immediately prior to closing, this would have the effect of reducing the exchange ratio to approximately 0.23501881466 of a share of National common stock per share of Gilman common stock.

Treatment of Stock Options and Warrants (See page 72)

At the effective time of the merger, there will be no options or warrants to purchase Gilman common stock outstanding and National shall issue five-year options to purchase 1,750,000 shares of National common stock to certain employees and independent contractors of Gilman at an exercise price of $0.50 per share.

Recommendation of the Gilman’s Board of Directors (See page 65)

The Gilman board of directors approved the merger agreement, and declared it to be advisable, fair to and in the best interests of Gilman and its stockholders, and recommend that all stockholders vote “FOR” the adoption of the merger agreement.

Gilman’s board of directors considered a number of factors in determining to approve and adopt the merger agreement and the merger. These considerations are described in the section entitled “Proposal I — The Merger — Gilman’s Reasons for the Merger and Recommendations of Gilman’s Board of Directors” starting on page 65.

Opinion of Gilman’s Financial Advisor (See page 67)

Cassel Salpeter & Co., LLC (“Cassel Salpeter,”) an investment banking firm, rendered its oral opinion to the Gilman board of directors on June 19, 2013 (which was subsequently confirmed in writing by delivery of Cassel Salpeter’s written opinion dated the same date) as to, as of June 19, 2013, the fairness, from a financial point of view, to the holders of Gilman common stock of the exchange ratio in the merger pursuant to the merger agreement. For purposes of Cassel Salpeter’s opinion, Cassel Salpeter was advised that the exchange ratio of 0.248843451 shares of National common stock per share of Gilman common stock was subject to adjustment as provided in the merger agreement. For purposes of its analysis and opinion, Cassel Salpeter relied upon and assumed, at Gilman management’s direction, that the adjustment would reduce the exchange ratio to 0.241931133 of a share of National common stock per share of Gilman common stock.

The opinion was provided for the use and benefit of the Gilman board in connection with its consideration of the merger and only addressed, as of the date of the opinion, the fairness, from a financial point of view, to the holders of Gilman common stock of the exchange ratio in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Cassel Salpeter’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. However, neither Cassel Salpeter’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the proposed merger.

Opinion of National’s Financial Advisor (See page [   ])

Houlihan Capital, LLC ("Houlihan"), an investment banking firm, rendered its oral opinion to the National board of directors on June 20, 2013 (which was subsequently confirmed in writing by delivery of Houlihan’s written opinion dated the same date) as to the fairness, from a financial point of view, of the merger consideration provided for in the merger pursuant to the merger agreement. The opinion was provided for the use and benefit of the National’s board of directors in connection with its consideration of the merger and only addressed the fairness to holders of National common stock, from a financial point of view, of the merger consideration provided for in the merger pursuant to the merger agreement, as of the date of the opinion, and did not address any other aspect or implication of the merger. The summary of this opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan in preparing its opinion. However, neither Houlihan’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the proposed

Interests of Directors and Executive Officers in the Merger (See page 49)

Some of the directors and executive officers of National and Gilman have interests in the merger that are different from, or are in addition to, the interests of their stockholders. These interests include the following:

●	as of June 30, 2013, directors and executive officers of Gilman and their affiliates beneficially owned approximately 70.7% of the outstanding shares of Gilman common stock;

●

following the effective time of the merger, National will appoint two persons nominated by the Gilman board of directors and reasonably acceptable to National to serve as Class I members of the National board of directors and to nominate such persons for election at the next election of Class I directors of National;

●

continued directors' and officers' liability insurance coverage for three years following the effective time of the merger and indemnification coverage for Gilman's current officers and directors as provided under Gilman's certificate of incorporation and bylaws;

●

each of Michael Ryan (Gilman’s Chief Executive Officer and President), Carole Enisman (former Executive Vice President of Operations and Michael Ryan’s wife), Ted Finkelstein (Gilman’s Vice President, General Counsel and Secretary), Edward Cohen (Gilman director), Fredrick Wasserman (Gilman director), John Levy (Gilman director), Allan Page (Gilman director), James Ciocia (Gilman director), Prime Partners II, LLC (company controlled by Michael Ryan), Prime Partners, Inc. (company controlled by Michael Ryan), Wynnefield Partners Small Cap Value L.P. I, Wynnefield Partners Small Cap Value L.P., Wynnefield Small Cap Value Offshore Fund, Ltd. and Dennis Conroy (Gilman’s former Chief Accounting Officer) (each a “voting stockholder” and collectively, the “voting stockholders”) have each entered into a voting and support agreement with National, Merger Sub and Gilman, under which they agreed, among other things, to vote certain shares of Gilman common stock as to which they have the right to vote (58,439,849 shares, or 60.3% of the outstanding shares of Gilman common stock on the record date) in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, subject to their right to approve a superior proposal.

●	Ted Finkelstein is entitled to a change-in-control payment in the event of voluntary or involuntary termination resulting from the merger in an amount equal to $185,000;

●

in connection with the closing of the merger, National will pay off up to $5,400,000 of outstanding indebtedness of Gilman which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries. Such outstanding indebtedness, which is referred to as assumed indebtedness, includes notes in the aggregate principal amount of $78,000 issued to Michael Ryan, notes in the aggregate principal amount of $260,000 issued to Carole Enisman, a note in the principal amount of $101,640 issued to Prime Partners, Inc., a company under the control of Michael Ryan, and notes in the aggregate principal amount of $600,000 issued to three trusts of which James Ciocia, Chairman of the Gilman’s board, is the trustee; and

●

in connection with the closing of the merger, Michael Ryan will enter into an employment agreement with National relating to his continued employment at Gilman after the effective time of the merger, the form attached to the merger agreement.

The Gilman board of directors was aware of and considered these interests, among other matters, in reaching its decision to approve and adopt the merger agreement and recommend that the Gilman stockholders adopt the merger agreement.

Financing Matters (see page 73)

At closing National is required to pay off assumed indebtedness of Gilman of up to $5,400,000. The obligation to complete the merger is not subject to National securing financing to pay off the assumed indebtedness. National may payoff the assumed indebtedness through equity financing.

Dissenters’ Rights (See page 74)

Under Delaware law, Gilman stockholders have the right to dissent from the merger and to receive payment for the fair value of their shares of Gilman common stock, as determined by the Delaware Chancery Court. This right of appraisal is subject to a number of restrictions and technical requirements. Generally, in order to exercise appraisal rights, a Gilman stockholder must: (1) send to Gilman a written demand for appraisal in compliance with Delaware law before the vote on the merger; and (2) not vote in favor of the merger.

Merely voting against the merger will not protect a Gilman stockholder’s rights to appraisal. In order to protect such rights, the stockholder must adhere to all of the requirements set forth under Delaware law. The requirements under Delaware law for exercising appraisal rights are described in further detail in the section entitled “Dissenter's Rights” on page 73 of the proxy statement/prospectus. The relevant section of Delaware law regarding appraisal rights is reproduced and included as Annex E to this proxy statement/prospectus

A person having a beneficial interest in shares of Gilman common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized in this proxy statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, Gilman stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

The Stockholders Meeting (See page 39)

The Gilman special meeting will be held on , 2013 at the offices of Sichenzia Ross Friedman Ference LLP at a.m. local time, at Holders of record of Gilman common stock at the close of business on will be entitled to notice of and to vote at the special meeting with regard to the following proposals:

●	a proposal to adopt the merger agreement and the transactions contemplated thereby;

●	a proposal to approve, on a nonbinding advisory basis, the “golden parachute” compensation payable to one of Gilman’s executive officers in connection with the merger; and

●	a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies to approve the proposal to adopt the merger agreement.

On the record date there were             shares of Gilman common stock outstanding and entitled to vote at the special meeting, held by approximately                      holders of record. Each share of Gilman common stock issued and outstanding on the record date is entitled to one vote on each proposal to be voted upon at the Gilman special meeting.

Voting and Support Agreements (Page [   ])

On June 20, 2013, the voting stockholders entered into a voting and support agreement with National and Merger Sub, pursuant to which the voting stockholders agreed, among other things, to vote certain shares of Gilman common stock as to which they have the right to vote (58,439,849 shares, or approximately 60.3% of the outstanding shares of Gilman common stock on the record date) in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, subject to their right to approve a superior proposal. Accordingly, the approval of the merger agreement by the Gilman stockholders is assured. However, a closing condition of the merger (which can be waived by National), is that holders owning no more than 5%, in the aggregate, of the outstanding Gilman common stock shall have perfected and not withdrawn a demand for dissenters’ rights pursuant to Delaware law.

A copy of the form of voting and support agreement executed and delivered by each of the voting stockholders is attached to this proxy statement as Annex B.

Board of Directors and Management Following the Merger (See page 171)

Immediately following the effective time, National’s board of directors will consist of 11 persons and shall consist of Robert Fagenson, Mark Klein, Mark Goldwasser, Leonard J. Sokolow, Frank S. Plimpton, Salvatore Giardina, Peter Zurkow, William Lerner, Frederic Powers and two persons nominated by the Gilman board of directors who are reasonably acceptable to National.

Approval of “Golden Parachute” Compensation (page 78)

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-21(c) under the Exchange Act, stockholders have the opportunity to cast a nonbinding advisory vote with respect to certain payments that may be made to one of Gilman’s named executive officers in connection with the merger, or “golden parachute” compensation, as reported on the Golden Parachute Compensation table on page 78. The Gilman board of directors recommends that you vote “FOR” approval of the nonbinding advisory proposal regarding “golden parachute” compensation.

Approval of the proposal regarding “golden parachute” compensation requires the affirmative vote of a majority of the votes cast by the holders of shares of Gilman common stock present, in person or by proxy, at the special meeting and entitled to vote at the special meeting.

Approval of this proposal is not a condition to completion of the merger. The vote with respect to “golden parachute” compensation is an advisory vote and will not be binding on Gillman. Therefore, regardless of whether or not stockholders approve the “golden parachute” compensation, if the merger agreement is adopted by the stockholders and the merger is completed, the “golden parachute” compensation will still be paid to Gilman’s named executive officers to the extent payable.

As in the case for the proposal to adopt the merger agreement, as a result of the voting and support agreements entered into by certain stockholders and officers and directors of Gilman, approval of the proposal to approve on a nonbinding advisory basis, the “golden parachute” compensation payable to one of Gilman’s executive officers in connection with the merger as described in this proxy statement/prospectus is assured by Gilman stockholders.

Regulatory Approvals (page 79)

             The following is a summary of the material regulatory requirements for completion of the merger. There can be no guarantee if and when any of the consents or approvals required for the merger will be obtained or as to the conditions that such consents and approvals may contain. For further information, please see “Risk Factors” beginning on page 19.

Registration of National Shares. National must comply with applicable federal and state securities laws in connection with the issuance of shares of National common stock to Gilman’s stockholders and the filing of this proxy statement/prospectus with the Securities and Exchange Commission. As of the date hereof, the registration statement of which this proxy statement is a part has not become effective.

FINRA Rule 1017 National and Gilman are required to obtain the approval of FINRA under Rule 1017 with respect to the merger. National and Gilman are in the process of filing an application under Rule 1017 with FINRA.

Accounting Treatment

National had 89,016,988 shares outstanding as of June 30, 2013 and will be the acquirer for accounting purposes. National intends to account for the merger as an acquisition using the acquisition method of accounting under generally accepted accounting principles. Gilman's operating results will be included with National's beginning at the effective time of the merger.

United States Federal Income Tax Considerations (See page 79)

National and Gilman intend that the merger will be a tax-free reorganization for U.S. federal income tax purposes, and that Gilman stockholders (other than Gilman stockholders that exercise their appraisal rights and receive cash in exchange for their shares) will recognize no gain or loss upon exchanging their Gilman common stock for shares of National common stock. Gilman stockholders (including Gilman stockholders that will receive cash as a result of exercising their appraisal rights) should consult with their own tax advisors concerning the federal income tax consequences of the merger, as well as the applicable state, local, foreign or other tax consequences, based upon their individual circumstances.

Effective Time of the Merger; Exchange of Shares (See page 93)

The merger will become effective when a certificate of merger is filed with the Secretary of State of Delaware. National expects to file the certificate as soon as practicable after the special meeting, subject to approval by Gilman’s stockholders at the special meeting, and satisfaction or waiver of the terms and conditions of the merger agreement.

Computershare Trust Company ("Computershare") will act as exchange agent for the merger and will forward detailed instructions to you regarding the surrender of your share certificates, together with a letter of transmittal, promptly after the merger is completed. You should not submit your certificates to Computershare until you have received these materials. Computershare will issue new National certificates to all Gilman stockholders exchanging their shares, rounding up to the nearest whole share, as promptly as practicable following its receipt of your certificates and other required documents. You will not receive accrued interest on the cash payable to you upon the surrender of your certificates. YOU SHOULD NOT SEND ANY SHARE CERTIFICATES AT THIS TIME.

Conditions to the Merger (See page 100)

The obligations of National, Merger Sub and Gilman to consummate the merger are subject to the satisfaction or waiver (where permissible) of a number of conditions, at or prior to the effective time of the merger, including the following:

●	the adoption of the merger agreement by the affirmative vote of a majority of the then outstanding shares of Gilman common stock entitled to vote thereon;

●

the outstanding indebtedness of Gilman not exceeding $5,400,000 which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries and the payoff of such indebtedness by National;

●	the holders of no more than 5%, in the aggregate, of the outstanding shares of Gilman common stock have properly exercised (and not withdrawn) appraisal rights in accordance with applicable law;

●	FINRA having approved an application under Rule 1017 with respect to the merger (the “Rule 1017 Application”); and

●

the representations and warranties of National, Merger Sub Gilman contained in the merger agreement shall have been true and correct as of the date of the merger agreement and shall be true and correct as of the effective time of the merger as though made at and as of the effective time of the merger (except for representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that particular date), after giving effect to any updates made to the schedules to the merger agreement

Termination of Merger Agreement (See page 101)

The merger agreement may be terminated at any time before completion of the merger in any of the following ways:

●	by mutual written consent of National, Merger Sub and Gilman;

●

by either National or Gilman if any court or governmental entity having jurisdiction in the United States shall have issued an order, decree or ruling enjoining or prohibiting the merger which has become final and nonappealable;

●

by either National or Gilman if the effective time has not occurred on or before December 31, 2013. Such right to terminate will not be available to any party whose action or failure to perform in breach of the merger agreement has been the cause of or resulted in the failure of the effective time of the merger to occur;

●

by National, so long as neither National nor Merger Sub has materially breached any of its obligations contained in the merger agreement, if Gilman breaches any representation, warranty, covenant or agreement contained in the merger agreement which breach would result in a failure of any of the conditions to the obligation of National or Merger Sub to effect the merger; and such breach has not been cured by the earlier of (a) 15 days after notice of the breach to Gilman and (b) December 31, 2013.

●

by National if Gilman's board of directors withdraws or modifies in a manner adverse to National , or proposes publicly to withdraw or modify in a manner adverse to National, Gilman's recommendation that its stockholders vote to adopt and approve merger agreement or resolves or agrees to take any such action;

●

by Gilman, so long as Gilman has not materially breached any of its obligations contained in the merger agreement if National or Merger Sub breaches any representation, warranty, covenant or agreement contained in the merger agreement, which breach would result in a failure of any of the conditions to the obligation of Gilman to effect the merger and such breach has not been cured by the earlier of (a) 15 days after notice of the breach to National and (b) December 31, 2013; or

●	by Gilman in connection with the receipt of a superior proposal under the terms and subject to the conditions set forth in the merger agreement

Should any of these potential grounds for termination occur, National’s and Gilman’s board of directors, as applicable, may elect to exercise their respective rights to terminate the merger agreement.

Expenses and Termination Fees (See page 102)

Generally, all fees and expenses incurred in connection with the merger agreement will be paid by the party incurring those expenses.

The merger agreement provides that, upon termination under specified circumstances, (i) Gilman would be required to pay National a termination fee of $800,000, and (ii) National would be required to pay Gilman a reverse termination fee of $800,000.

Comparison of the Rights of Holders of National Common Stock and Gilman Common Stock (See page 186)

As a result of the completion of the merger, holders of Gilman common stock will become holders of National common stock. Each of National and Gilman is a Delaware corporation governed by the Delaware General Corporation Law ("DGCL"), but the rights of National stockholders currently are, and from and after the merger will be, governed by National’s Certificate of Incorporation and Bylaws, while the rights of Gilman’s stockholders are currently governed by Gilman’s Certificate of Incorporation and Bylaws. This proxy statement/prospectus includes summaries of the material differences between the rights of National stockholders and Gilman stockholders arising because of difference in the Certificates of Incorporation and Bylaws.

Summary Consolidated Financial Data of National

The following tables set forth summary consolidated financial information of National. The summary statement of operations data for the six month periods ended March 31, 2013 and 2012, and the selected balance sheet data as of March 31, 2013 have been derived from National’s unaudited consolidated financial statements appearing later in this proxy statement/prospectus. In the opinion of National’s management, all adjustments considered necessary for a fair presentation of the interim financial information have been included. The summary income statement data for the years ended September 30, 2012 and 2011 and the selected balance sheet data as of September 30, 2011 have been derived from audited consolidated financial statements, except as noted below. The following information should be read together with National’s consolidated financial statements, the notes related thereto and management’s related reports on National’s financial condition and performance appear later in this proxy statement / prospectus. The operating results for the six months ended March 31, 2013 are not necessarily indicative of the results to be expected in any future period.

	Six Months Ended March 31,		Fiscal Year Ended September 30,
	2013 (Unaudited)	2012 (Unaudited)	2012	2011
Statement of operations data
Total revenue	$59,39,300	$58,608,000	$118,648,000	$126,521,000
Net income (loss) attributable to common stockholders(1)	$454,000	(2,862,000)	$(2,030,000)	$(5,127,000)
Basic income (loss) per common share (1)	$0.01	$(0.12)	(0.08)	(0.18)
Diluted income (loss) per common share (1)	$0.01	$(0.12)	na	na

(1)

Significant losses occurred in 2012 and 2011. In 2012, National wrote off $1,051,000 for the loss on disposition of an unconsolidated joint venture and in 2011 a loss of $1,603,000 was recorded due to the change in fair value of derivatives.

	March 31,	September 30,
	2013 Unaudited	2012
Balance sheet data
Total assets	$23,854,000	$16,589,000
Convertible and subordinated borrowings	$0	(7,800,000)

Summary Consolidated Financial Data of Gilman

The following tables set forth summary consolidated financial information of Gilman. The summary statement of operations data for the nine months ended March 31, 2013 and 2012, and the selected balance sheet date as of March 31, 2013 have been derived from Gilman’s unaudited consolidated financial statements appearing later in this proxy statement/prospectus. In the opinion of Gilman’s management, all adjustments considered necessary for a fair presentation of the interim financial information have been included. The summary income statement data for the years ended June 30, 2012 and 2011 and the selected balance sheet data as of June 30, 2012 have been derived from audited consolidated financial statements, except as noted below. The following information should be read together with Gilman’s consolidated financial statements, the notes related thereto and management’s related reports on Gilman’s financial condition and performance appear later in this proxy statement/prospectus. The operating results for the nine months ended March 31, 2013 are not necessarily indicative of the results to be expected in any future period.

	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2013 (Unaudited)	2012 (Unaudited)	2012	2011
Statement of operations data
Total revenue	$27,338,000	$29,774,000	$40,372,000	$41,483,000
Net income (loss) attributable to common stockholders(1)	$336,000	(516,000)	$(687,000)	$(1,771,000)
Basic and diluted income (loss) per common share	$0.00	$(0.01)	(0.01)	(0.02)

	March 31,	June 30,
	2013 Unaudited	2012
Balance sheet data
Total assets	$13,923,000	$14,455,000
Notes payable and capital leases	$5,197,000	$4,665,000
Due to related parties	$1,081,000	$1,201,000

Market Price Data and Dividend Information

Shares of National common stock are quoted on the OTC Bulletin Board under the symbol “NHLD.” Shares of Gilman common stock are quoted on the OTC Bulletin Board, under the symbol “GTAX.” The following table shows the closing sale prices of shares of National and Gilman common stock as reported on the OTC Bulletin Board, respectively, on June 20, 2013, the last full trading day prior to the public announcement of the proposed merger, and on 2013, the last practicable trading day prior to mailing this joint proxy statement/prospectus. This table also shows the implied value as of those dates of the merger consideration proposed for each share of Gilman common stock, which National calculated by multiplying the closing price of a share of Gilman common stock on those dates by the exchange ratio (based on the shares of Gilman common stock expected to be outstanding at the effective time of the merger).

Exchange ratio of approximately 0.2488

	National Common Stock	Gilman Common Stock	Implied Value of One Share of Gilman Common Stock
June 20, 2013	$0.29	$0.04	$0.01
, 2013

Exchange ratio of approximately 0.2350

	National Common Stock	Gilman Common Stock	Implied Value of One Share of Gilman Common Stock
June 20, 2013	$0.29	$0.04	$0.01
, 2013			$0.01

The following table sets forth for the periods indicated the high and low per share sale price of shares of National common stock and Gilman common stock.

	National		Gilman
	High	Low	High	Low
2010
First Quarter	$0.80	$0.40	$0.115	$0.03
Second Quarter	0.65	0.24	0.095	0.03
Third Quarter	0.50	0.22	0.05	0.05
Fourth Quarter	0.44	0.18	0.05	0.015
2011
First Quarter	$0.50	$0.34	$0.07	$0.02
Second Quarter	0.50	0.28	0.07	0.04
Third Quarter	0.45	0.20	0.04	0.035
Fourth Quarter	0.40	0.15	0.04	0.035
2012
First Quarter	$0.39	$0.15	$0.021	$0.014
Second Quarter	0.45	0.161	0.04	0.021
Third Quarter	0.37	0.12	0.0242	0.022
Fourth Quarter	0.36	0.13	0.04	0.023
2013
First Quarter	$0.45	$0.16	$0.04	$0.031
Second Quarter	0.378	0.18	0.078	0.035
Third Quarter (through July 11, 2013	0.31	0.28	0.06	0.05

As of June 30, 2013, there were approximately 230 stockholders of record of National common stock (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

As of June 30, 2013, there were approximately 443 stockholders of record of Gilman (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

Gilman stockholders are encouraged to obtain current market quotations for shares of National common stock prior to making any decision with respect to the merger. No assurance can be given concerning the market price for shares of National common stock before or after the date on which the merger is consummated. The market price for shares of National common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger is consummated and thereafter.

National’s common stock is subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on a national securities exchange and trades at less than $5.00 per share and have a tangible net worth of at least $5,000,000, subject to certain exceptions. These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances.

National and Gilman have never paid cash dividends, and currently do not intend to pay cash dividends on National or Gilman common stock at any time in the near future.

RISK FACTORS

In addition to the other information included into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page i of the proxy statement/prospectus, you should carefully read and consider the following risk factors in evaluating the proposals to be voted on at the Gilman special meeting and in determining whether to vote for adoption of the merger agreement. If the merger agreement is adopted by Gilman stockholders and all of the other conditions to the completion of the merger are satisfied or waived, and the merger is completed, holders of Gilman common stock will become holders of National common stock and will be subject to the risks and uncertainties of a holder thereof

Risks Related to the Merger

The parties may be unable to satisfy the conditions to the completion of the merger and the merger may not be completed.

Completion of the merger is conditioned on, among other things, the adoption of the merger agreement by Gilman stockholders, the holders of no more than 5%, in the aggregate, of the outstanding shares of Gilman common stock have properly exercised (and not withdrawn) appraisal rights in accordance with applicable law, FINRA having approved the Rule 1017 Application and the absence of any law or regulation that prohibits the completion of the merger. Each party’s obligation to close the merger is also subject to the material accuracy of the representations and warranties of the other party in the merger agreement and the compliance in all material respects with covenants of the other party in the merger agreement.

Although National and Gilman have agreed in the merger agreement to use reasonable best efforts to complete the merger as promptly as practicable, these and other conditions to the completion of the merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the merger may take longer, and could cost more, than National and Gilman expect.

Under the merger agreement, neither National nor Gilman will have the right to terminate or renegotiate the merger agreement or to resolicit proxies as a result of any increase or decrease in the value of National common stock.

The market price of National common stock may be volatile. The trading volume has traditionally not been high which impacts the volatility of the National common stock. Under the merger agreement, neither National nor Gilman will have the right to terminate or renegotiate the merger agreement or to resolicit proxies as a result of any increase or decrease in the value of National common stock. Prior to the effective time of the merger, the market price of National common stock may fluctuate significantly and decrease in response to various factors, including without limitation

●	quarterly variations in operating results;

●	general market conditions in each company’s respective industry;

●	announcements and actions by competitors;

●	limited trading volume of National’s securities on the OTC Bulletin Board;

●	regulatory and judicial actions;

●	diversion of the attention of management from other ongoing business concerns; and

●	general economic conditions.

In addition, as a result of the number of shares to be issued in the merger, and the potential dilution of National’s earnings per share, the price of National’s common stock is likely to be volatile following the merger.

Failure to complete the merger could negatively affect the stock price and the future business and financial results of Gilman.

National and Gilman may not receive the necessary stockholder or regulatory approvals or satisfy the other conditions required for the completion of the merger. If the merger is not completed, Gilman will be subject to several risks, including the following:

●	Gilman may be required to pay significant transaction costs related to the merger, including under certain circumstances a termination fee of up to $800,000 payable to National;

●

the current market price of Gilman common stock may reflect a market assumption that the merger will occur, and a failure to complete the merger could result in a decline in the market price of Gilman common stock;

●

there may be a distraction of its management and employees from day-to-day operations, because matters related to the merger (including integration planning) may require substantial commitments of time and resources that could otherwise have been devoted to other opportunities that could have been beneficial; and

●	Gilman would not realize the benefits expected to result from the merger and Gilman would continue to face the risks that it currently faces as an independent company.

The merger consideration payable in the merger may be decreased in certain circumstances.

The merger agreement provides that if the assumed indebtedness is in excess of $5,000,000 and up to $5,400,000 (the “Difference”), then this shall cause a reduction in the number of shares of National common stock issued under the merger agreement, such reduction in share amount equal to the quotient of the Difference and $0.30 (subject to equitable adjustment for any stock split, dividend recapitalization and the like). Any such reduction in the merger consideration does not require further action by Gilman’s board of directors or shareholders.

Some of the directors and executive officers of Gilman have interests in the merger that are different from, or in addition to, those of the other Gilman stockholders.

When considering the recommendation by the Gilman board of directors that the Gilman stockholders vote “for” each of the merger proposals, Gilman’s stockholders should be aware that certain of the directors and executive officers of Gilman have arrangements that provide them with interests in the merger that are different from, or in addition to, those of the stockholders of Gilman.

For instance, in connection with the merger (i) National will appoint two persons nominated by the Gilman board of directors and reasonably acceptable to National to serve as Class I members of the National board of directors and to nominate such persons for election at the next election of Class I directors of National, (ii) Ted Finkelstein, Gilman’s Vice President, Secretary and General Counsel is entitled to a change-in-control payment in the event of voluntary or involuntary termination resulting from the merger in an amount equal to $185,000; (iii) Michael Ryan, Gilman’s President and Chief Executive Officer, Carole Enisman, Michael Ryan’s wife, and Prime Partners, Inc., a company controlled by Michael Ryan, and three trusts of which James Ciocia, Chairman of Gilman’s board of directors, will receive approximately $1 million in the aggregate from National as pay off of certain assumed indebtedness, and (iv) Michael Ryan will enter into an employment agreement with National relating to his continued employment at Gilman after the effective time of the merger, in the form attached to the merger agreement.

In addition, as of June 30, 2013, directors and executive officers of Gilman and their affiliates beneficially owned approximately 70.7% of the outstanding shares of Gilman common stock and the directors and executive officers of Gilman also have certain rights to indemnification and to directors’ and officers’ liability insurance that will be provided by National following the completion of the merger. See the sections entitled “The Merger — Interests of Gilman Directors and Executive Officers in the Merger” beginning on page 73.

Gilman is subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on Gilman employees and consultants may have an adverse effect on Gilman. These uncertainties may impair Gilman’s ability to attract, retain, and motivate key personnel until the merger is completed. If key employees or consultants leave Gilman because of uncertainty about their future roles, Gilman’s business, or National’s business following the merger, could be harmed.

In addition, the merger agreement restricts Gilman from making acquisitions or dispositions, making capital expenditures in excess of a specified amount, and taking other specified actions without the consent of National until the merger occurs. These restrictions may prevent Gilman from pursuing attractive business opportunities or addressing other developments that may arise prior to the completion of the merger or from executing its business strategies.

The merger agreement limits Gilman's ability to pursue alternatives to the merger and contains provisions that could affect the decisions of a third party considering making an alternative acquisition proposal to the merger.

The merger agreement prohibits Gilman from soliciting, initiating, or encouraging alternative merger or acquisition proposals from any third party. Under the terms of the merger agreement, Gilman will be required to pay to National a termination fee of up to $800,000 if the merger agreement is terminated under certain circumstances. This termination fee would be payable in certain circumstances involving Gilman accepting a different acquisition proposal or its board of directors recommending a different acquisition proposal to its stockholders prior to their vote. These provisions could affect the decision by a third party to make a competing acquisition proposal, including the structure, pricing, and terms proposed by a third party seeking to acquire or merge with Gilman.

The unaudited pro forma financial information in this proxy statement/prospectus may not necessarily reflect National’s operating results and financial condition following the merger.

The unaudited pro forma financial information included in this proxy statement/prospectus is derived from National’s and Gilman’s separate historical consolidated financial statements. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that National and Gilman currently believe are reasonably the value of the assets and liabilities of Gilman being acquired. These assumptions and estimates may not prove to be accurate, and this pro forma financial information does not necessarily reflect what National’s results of operations and financial position would have been had the merger been completed if these assumptions were accurate, or occurred during the period presented, or what National’s results of operations or financial position will be in the future.

If the merger does not qualify as a “reorganization” under Section 368(a) of the Code, the stockholders of Gilman may be required to pay substantial United States federal income taxes as a result of the merger.

National and Gilman intend that the merger will qualify as a “reorganization” under Section 368(a) of the Code. National and Gilman currently anticipate that the United States holders of shares of Gilman common stock generally should not recognize taxable gain or loss as a result of the merger. However, neither National nor Gilman has requested, or intends to request, a ruling from the IRS with respect to the tax consequences of the merger, and there can be no assurance that the companies’ position would be sustained if challenged by the IRS. Accordingly, if there is a final determination that the merger does not qualify as a “reorganization” under Section 368(a) of the Code and is taxable for United States federal income tax purposes, Gilman stockholders generally would recognize taxable gain or loss on their receipt of common stock of National in connection with the merger equal to the difference between such stockholder’s adjusted tax basis in their shares of Gilman capital stock and the fair market value of the equity securities of National. For a more complete discussion of the material United States federal income tax consequences of the Merger, see the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 79.

Litigation may be instituted against National, members of the National board of directors, Gilman, members of the Gilman board of directors, and Merger Sub challenging the merger and adverse judgments in these lawsuits may prevent the merger from becoming effective within the expected timeframe or at all.

National, members of the National board of directors, Gilman, members of the Gilman board of directors, and Merger Sub may be named as defendants in class action lawsuits to be brought by National or Gilman stockholders challenging the merger. If the plaintiffs in these potential cases are successful, they may prevent the parties from completing the merger in the expected timeframe, if at all. Even if the plaintiffs in these potential actions are not successful, the costs of defending against such claims could adversely affect the financial condition of National or Gilman.

Costs associated with the merger are difficult to estimate, may be higher than expected and may harm the financial results of the combined company.

Both National and Gilman will incur substantial direct transaction costs associated with the merger, whether or not the merger is completed, and additional costs associated with consolidation and integration of operations. If the total costs of the merger exceed estimates, or the benefits of the merger do not exceed the total costs of the merger, Gilman’s financial results could be adversely affected.

Risks Related to the Combined Company if the Merger is Completed

National may not realize the expected benefits of the merger because of integration difficulties and other challenges.

The success of the merger will depend, in part, on National’s ability to realize the anticipated revenue, cost, tax, and other synergies from integrating Gilman’s business with its existing business. The integration process may be complex, costly, and time-consuming. The difficulties of integrating the operations of Gilman’s business could include, among others:

•	failure to implement National’s business plan for the combined business;

•	unanticipated issues in integrating logistics, information, communications, and other systems;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with National after the merger;

•	loss of key Gilman employees and consultants with knowledge of Gilman’s historical business and operations;

•	unanticipated changes in applicable laws and regulations;

•	negative impacts on National’s internal control over financial reporting; and

•	other unanticipated issues, expenses, or liabilities that could impact, among other things, National’s ability to realize any expected synergies on a timely basis, or at all.

National may not accomplish the integration of Gilman’s business smoothly, successfully, or within the anticipated costs or time frame. The diversion of the attention of management from National’s current operations to the integration effort and any difficulties encountered in combining operations could prevent National from realizing the full benefits anticipated to result from the merger and could adversely affect its business. In addition, the integration efforts could divert the focus and resources of the management of National and Gilman from other strategic opportunities and operational matters during the integration process.

Gilman stockholders will have a reduced ownership and voting interest in National after the merger and, as a result, will be able to exert less influence over management.

Following the merger, each Gilman stockholder will become a stockholder of National with a percentage ownership of National after the merger that is much smaller than the stockholder’s percentage ownership of Gilman. It is expected that the former stockholders of Gilman as a group will own approximately 21.2% of the outstanding shares of National common stock immediately after the completion of the merger. Because of this, Gilman stockholders will have substantially less influence on the management and policies of National after the merger than they now have with respect to the management and policies of Gilman.

National common stock has low trading volume and any sale of a significant number of shares is likely to depress the trading price.

National common stock is quoted on the OTC Bulletin Board. Traditionally, the trading volume of the National common stock has been limited. Because of this limited trading volume, the former Gilman stockholders may not be able to sell quickly any significant number of the National shares of common stock, and any attempted sale of a large number of National shares will likely have a material adverse impact on the price of the National common stock. Because of the limited number of shares of common stock being traded, the per share price is subject to volatility and may continue to be subject to rapid price swings in the future.

If there are Gilman stockholders that exercise their appraisal rights, the surviving corporation in the merger will be responsible for the resulting cash payment obligation.

             If the merger is completed, holders of Gilman common stock are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262. If there are Gilman stockholders who exercise such rights and complete the process required by the DGCL, Gilman, as the surviving company in the merger, will be obligated to pay such stockholders the pre-merger cash value of their Gilman stock as determined by the Delaware Court of Chancery.

The merger will result in changes to the board of directors of National.

             Upon completion of the merger, the composition of the board of directors of National will be different than the current boards of National and Gilman. The National board of directors currently consists of 9 directors and upon the completion of the merger, two directors designated by Gilman’s board of directors will join the National board of directors. This new composition of the board of directors of National may affect the future decisions of National.

Risks Related to National’s Business

National’s operating results have resulted in reporting losses.

National reported losses of approximately $1.94 million and $4.71 million in fiscal years 2012 and 2011, respectively, and profits of $454,000 and a loss of $ 2.77 million for the six months ended March 31, 2013 and March 31, 2012, respectively. There is no assurance that National will be profitable in the future. If National is unable to achieve or sustain profitability, National may need to curtail, suspend or terminate certain operations.

National may require additional financing.

In order for National to have the opportunity for future success and profitability, National periodically may need to obtain additional financing, either through borrowings, public offerings, private offerings, or some type of business combination (e.g., merger, buyout, etc.). National has actively pursued a variety of funding sources, and has consummated certain transactions in order to address National subsidiaries’ capital requirements. National may need to seek to raise additional capital through other available sources, including borrowing additional funds from third parties and there can be no assurance that National will be successful in such pursuits. Additionally, the issuance of new securities to raise capital will cause the dilution of shares held by current National stockholders and those to be held by current Gilman stockholders. Accordingly, if National is unable to generate adequate cash from its operations, and if National is unable to find sources of funding, such an event would have an adverse impact on National's liquidity and operations and adversely affect its ability to meet any net capital requirements and consummate the merger.

National is exposed to risks due to investment banking activities.

Participation in an underwriting syndicate or a selling group involves both economic and regulatory risks. An underwriter may incur losses if it is unable to resell the securities it is committed to purchase, or if it is forced to liquidate its commitment at less than the purchase price. In addition, under federal securities laws, other laws and court decisions with respect to underwriters’ liabilities and limitations on the indemnification of underwriters by issuers, an underwriter is subject to substantial potential liability for misstatements or omissions of material facts in prospectuses and other communications with respect to such offerings. Acting as a managing underwriter increases these risks. Underwriting commitments constitute a charge against net capital and National’s ability to make underwriting commitments may be limited by the requirement that it must at all times be in compliance with SEC Rule 15c3-1(the “Net Capital Rule”).

National’s risk management policies and procedures may leave it exposed to unidentified risks or an unanticipated level of risk.

The policies and procedures National employs to identify, monitor and manage risks may not be fully effective. Some methods of risk management are based on the use of observed historical market behavior. As a result, these methods may not accurately predict future risk exposures, which could be significantly greater than the historical measures indicate. Other risk management methods depend on evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by National. This information may not be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events. National cannot assure you that National’s policies and procedures will effectively and accurately record and verify this information. National seeks to monitor and control National’s risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. National believes that it is able to evaluate and manage the market, credit and other risks to which it is exposed. Nonetheless, National’s ability to manage risk exposure can never be completely or accurately predicted or fully assured. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments could have a material adverse effect on National’s results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in inventory values, decreases in the liquidity of trading positions, higher volatility in earnings, increases in National’s credit risk to customers as well as to third parties and increases in general systemic risk.

National depends on senior employees and the loss of their services could harm National’s business.

National depends on the continued services of National’s management team, particularly Mark D. Klein, Robert B. Fagenson and Mark Goldwasser, as well as National’s ability to hire additional members of management, and to retain and motivate other officers and key employees. National may not be able to find an appropriate replacement for any or all of the aforementioned or any other executive officer if the need should arise. If National loses the services of any executive officers or other key personnel, National may not be able to manage and grow its operations effectively, enter new brokerage markets or develop new products.

Failure to comply with the net capital requirements could subject National to sanctions imposed by the SEC or FINRA.

National’s Broker-Dealer Subsidiaries are subject to the SEC’s net capital rule, which requires the maintenance of minimum net capital. National Securities and vFinance Investments are each required to maintain $250,000 and $1,000,000, in minimum net capital, respectively. Due to their market maker status, both broker dealer subsidiaries are required to maintain a specified amount of capital for each security that it makes a market in, based on the bid price of each stock. This required amount can exceed the minimum net capital requirement, and in the case of vFinance Investments, the minimum net capital requirement has been $1,000,000 (the limit) in recent years. The net capital rule is designed to measure the general financial integrity and liquidity of a broker-dealer. Compliance with the net capital rule limits those operations of broker-dealers that require the intensive use of their capital, such as underwriting commitments and principal trading activities. The rule also limits the ability of securities firms to pay dividends or make payments on certain indebtedness, such as subordinated debt, as it matures. FINRA may enter the offices of a broker-dealer at any time, without notice, and calculate the firm’s net capital. If the calculation reveals a deficiency in net capital, FINRA may immediately restrict or suspend certain or all of the activities of a broker-dealer. National’s Broker-Dealer Subsidiaries may not be able to maintain adequate net capital, or their net capital may fall below requirements established by the SEC, and subject National to disciplinary action in the form of fines, censure, suspension, expulsion or the termination of business altogether. In addition, if these net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. A large operating loss or charge against net capital could adversely affect National’s ability to expand or even maintain present levels of business, which could have a material adverse effect on National’s business. In addition, National’s Broker-Dealer Subsidiaries may become subject to net capital requirements in other foreign jurisdictions in which it currently operates or which it may enter. National cannot predict its future capital needs or its ability to obtain additional financing.

National’s business could be adversely affected by a breakdown in the financial markets.

As a securities broker-dealer, the business of each of National’s Broker-Dealer Subsidiaries is materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. Many factors or events could lead to a breakdown in the financial markets including war, terrorism, natural catastrophes and other types of disasters. These types of events could cause people to begin to lose confidence in the financial markets and their ability to function effectively. If the financial markets are unable to effectively prepare for these types of events and ease public concern over their ability to function, National’s revenues are likely to decline and its operations are likely to be adversely affected.

National’s revenues may decline in adverse market or economic conditions.

Unfavorable financial or economic conditions may reduce the number and size of the transactions in which National provides underwriting services, merger and acquisition consulting and other services. National’s investment banking revenues, in the form of financial advisory, placement agent and underwriting fees, are directly related to the number and size of the transactions in which National participate and would therefore be adversely affected by a sustained market downturn. Additionally, a downturn in market conditions could lead to a decline in the volume of transactions that National executes for its customers and, therefore, to a decline in the revenues it receives from commissions and spreads. National must review customer relationships for impairment whenever events or circumstances indicate that impairment may be present, which may result in a material, non-cash write down of customer relationships. A significant decrease in revenues or cash flows derived from acquired customer relationships could result in a material, non-cash write-down of customer relationships. Such impairment would have a material adverse impact on National’s results of operations and stockholders’ equity.

Market fluctuations and volatility may reduce National’s revenues and profitability.

Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity, such as the asset price deterioration in the subprime residential mortgage market.

National’s revenue and profitability may be adversely affected by declines in the volume of securities transactions and in market liquidity. Additionally, National’s profitability may be adversely affected by losses from the trading or underwriting of securities or failure of third parties to meet commitments. National acts as a market maker in publicly traded common stocks. In market making transactions, National undertakes the risk of price changes or being unable to resell the common stock it holds or being unable to purchase the common stock it has sold. These risks are heightened by the illiquidity of many of the common stocks National trades and/or makes a market. Any losses from National’s trading activities, including as a result of unauthorized trading by National employees, could have a material adverse effect on its business, financial condition, results of operations or cash flows.

Lower securities price levels may also result in a reduced volume of transactions, as well as losses from declines in the market value of common stocks held for trading purposes. During periods of declining volume and revenue, National’s profitability would be adversely affected. Declines in market values of common stock and the failure of issuers and third parties to perform their obligations can result in illiquid markets.

National generally maintain trading and investment positions in the equity markets. To the extent that National’s own assets, i.e., have long positions, a downturn in those markets could result in losses from a decline in the value of such long positions. Conversely, to the extent that National has sold assets that National does not own, i.e., have short positions in any of those markets, an upturn could expose it to potentially unlimited losses as National attempts to cover its short positions by acquiring assets in a rising market.

National may, from time to time, have a trading strategy consisting of holding a long position in one asset and a short position in another from which National expects to earn revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that National did not anticipate or against which it has not hedged, National might realize a loss in those paired positions. In addition, National maintains trading positions that can be adversely affected by the level of volatility in the financial markets, i.e., the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

National is a holding company and depends on payments from its subsidiaries.

National depends on dividends, distributions and other payments from its subsidiaries to fund its obligations. Regulatory and other legal restrictions may limit National’s ability to transfer funds freely, either to or from National’s subsidiaries. In particular, National’s Broker-Dealer Subsidiaries are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder National’s ability to access funds that it may need to make payments on its obligations. In addition, because National’s interests in the firm’s subsidiaries consist of equity interests, its rights may be subordinated to the claims of the creditors of these subsidiaries.

Competition with other financial firms may have a negative effect on National’s business.

National competes directly with national and regional full-service broker-dealers and a broad range of other financial service firms, including banks and insurance companies. Competition has increased as smaller securities firms have either ceased doing business or have been acquired by or merged into other firms. Mergers and acquisitions have increased competition from these firms, many of which have significantly greater financial, technical, marketing and other resources than National. Many of these firms offer their customers more products and research than currently offered National. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements. National also faces competition from companies offering discount and/or electronic brokerage services, including brokerage services provided over the Internet, which National is currently not offering and does not intend to offer in the foreseeable future. These competitors may have lower costs or provide more services, and may offer their customers more favorable commissions, fees or other terms than those offered by National. To the extent that issuers and purchasers of securities transact business without National’s assistance, its operating results could be adversely affected.

If National does not continue to develop and enhance its services in a timely manner, its business may be harmed.

National’s future success will depend on its ability to develop and enhance its services and add new services. National operates in a very competitive industry in which the ability to develop and deliver advanced services through the Internet and other channels is a key competitive factor. There are significant risks in the development of new or enhanced services, including the risks that National will be unable to:

●	effectively use new technologies;

●	adapt National’s services to emerging industry or regulatory standards; or

●	market new or enhanced services.

If National is unable to develop and introduce new or enhanced services quickly enough to respond to market or customer requirements or to comply with emerging industry standards, or if these services do not achieve market acceptance, its business could be seriously harmed.

National is currently subject to extensive securities regulation and the failure to comply with these regulations could subject it to penalties or sanctions.

The securities industry and National’s business are subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. National is also regulated by industry self-regulatory organizations, including FINRA, the MSRB and the NFA. National’s Broker-Dealer Subsidiaries are registered broker-dealers with the SEC and member firms of FINRA. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods and supervision, trading practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure of securities firms, record keeping, and the conduct of directors, officers and employees. Changes in laws or regulations or in governmental policies could cause National to change the way National conducts its business, which could adversely affect National.

Compliance with many of the regulations applicable to National’s subsidiaries involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. These regulations often serve to limit National’s activities, including through net capital, customer protection and market conduct requirements. If National is found to have violated an applicable regulation, administrative or judicial proceedings may be initiated against it that may result in a censure, fine, civil penalties, issuance of cease-and-desist orders, the deregistration or suspension of its regulated activities, the suspension or disqualification of its officers or employees, or other adverse consequences. The imposition of any of these or other penalties could have a material adverse effect on National’s operating results and financial condition.

National relies on clearing brokers and unilateral termination of the agreements with these clearing brokers could disrupt its business.

National’s Broker-Dealer Subsidiaries are introducing brokerage firms, using third party clearing brokers to process National’s securities transactions and maintain customer accounts. The clearing brokers also provide billing services, extend credit and provide for control and receipt, custody and delivery of securities. National depends on the operational capacity and ability of the clearing brokers for the orderly processing of transactions. In addition, by engaging the processing services of a clearing firm, National is exempt from some capital reserve requirements and other regulatory requirements imposed by federal and state securities laws. If the clearing agreements are unilaterally terminated for any reason, National would be forced to find alternative clearing firms without adequate time to negotiate the terms of a new clearing agreement and without adequate time to plan for such change. There can be no assurance that if there were a unilateral termination of a clearing agreement that National would be able to find an alternative clearing firm on acceptable terms to it or at all.

National permits its clients to purchase securities on a margin basis or sell securities short, which means that the clearing firm extends credit to the client secured by cash and securities in the client’s account. During periods of volatile markets, the value of the collateral held by the clearing brokers could fall below the amount borrowed by the client. If margin requirements are not sufficient to cover losses, the clearing brokers sell or buy securities at prevailing market prices, and may incur losses to satisfy client obligations. National has agreed to indemnify the clearing brokers for losses they incur while extending credit to National’s clients.

Credit risk exposes National to losses caused by financial or other problems experienced by third parties.

National is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparts, customers, clearing agents, exchanges, clearing houses, and other financial intermediaries as well as issuers whose securities National holds. These parties may default on their obligations owed to National due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from holding securities of third parties, executing securities trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries, and extending credit to clients through bridge or margin loans or other arrangements. Significant failures by third parties to perform their obligations owed to National could adversely affect its revenues and perhaps its ability to borrow in the credit markets.

Adverse results of current litigation and potential securities law liability would result in financial losses and divert management’s attention from National’s business.

Many aspects of National’s business involve substantial risks of liability. There is a risk of litigation and arbitration within the securities industry, including class action suits seeking substantial damages. National is subject to actual and potential claims by dissatisfied customers, including claims alleging they were damaged by improper sales practices such as unauthorized trading, sale of unsuitable securities, use of false or misleading statements in the sale of securities, mismanagement and breach of fiduciary duty. National may be liable for the unauthorized acts of its retail brokers if National fails to adequately supervise their conduct. As an underwriter, National may be subject to substantial potential liability under federal and state law and court decisions, including liability for material misstatements and omissions in securities offerings. National may be required to contribute to a settlement, defense costs or a final judgment in legal proceedings or arbitrations involving a past underwriting and in actions that may arise in the future. National carries “Errors and Omissions” insurance to protect against such legal actions, however, the policy is limited in items and amounts covered and there can be no assurance that it will cover a particular complaint. The adverse resolution of any legal proceeding involving National and/or its subsidiaries could have a material adverse effect on National’s business, financial condition, results of operations or cash flows.

National faces significant competition for registered representatives.

National is dependent upon the independent contractor model for its retail brokerage business. A significant percentage of National’s retail registered representatives are independent contractors. National is exposed to the risk that a large group of independent contractors could leave the firm or decide to affiliate with another firm and that National will be unable to recruit suitable replacements. A loss of a large group of National independent contractors could have a material adverse impact on its ability to generate revenue in the retail brokerage business.

The precautions National takes to prevent and detect employee misconduct may not be effective, and it could be exposed to unknown and unmanaged risks or losses.

National runs the risk that employee misconduct could occur. Misconduct by employees could include:

●	employees binding National to transactions that exceed authorized limits or present unacceptable risks to National;

●	employees hiding unauthorized or unsuccessful activities from National; or

●	the improper use of confidential information.

These types of misconduct could result in unknown and unmanaged risks or losses to National including regulatory sanctions and serious harm to National’s reputation. The precautions National takes to prevent and detect these activities may not be effective. If employee misconduct does occur, National’s business operations could be materially adversely affected.

Internet and internal computer system failures or compromises of National’s systems or security could damage its reputation and harm its business.

Although a significant portion of National’s business is conducted using traditional methods of contact and communications such as face-to-face meetings, a portion of National’s business is conducted through the Internet. National could experience system failures and degradations in the future.

National cannot assure you that it will be able to prevent an extended and/or material system failure if any of the following events occur:

●	human error;

●	subsystem, component, or software failure;

●	a power or telecommunications failure;

●	an earthquake, fire, or other natural disaster or act of God;

●	hacker attacks or other intentional acts of vandalism; or

●	terrorist acts or war.

Failure to adequately protect the integrity of National’s computer systems and safeguard the transmission of confidential information could harm its business.

The secure transmission of confidential information over public networks is a critical element of National’s operations. National relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information over the Internet. National does not believe that it has experienced any security breaches in the transmission of confidential information, however National cannot assure you that advancements in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise of the technology or other algorithms used by its vendors and National to protect client transaction and other data. Any compromise of National’s systems or security could harm National business.

National common stock has low trading volume and any sale of a significant number of shares is likely to depress the trading price.

National common stock is quoted on the OTC Bulletin Board. Traditionally, the trading volume of the common stock has been limited. For example, for the 30 trading days ending on June 28, 2013, the average daily trading volume was approximately 16,100 shares per day and on certain days there was no trading activity. During such 30-day period the closing price of National common stock ranged from a high of $0.30 to a low of $0.24. Because of this limited trading volume, holders of National common stock may not be able to sell quickly any significant number of such shares, and any attempted sale of a large number of National shares will likely have a material adverse impact on the price of National common stock. Because of the limited number of shares being traded, the price per share is subject to volatility and may continue to be subject to rapid price swings in the future.

The price of National common stock is volatile.

The price of National common stock has fluctuated substantially. The market price of National common stock may be highly volatile as a result of factors specific to National and the securities markets in general. Factors affecting volatility may include: variations in National’s annual or quarterly financial results or those of its competitors; economic conditions in general; and changes in applicable laws or regulations, or their judicial or administrative interpretations affecting National or its subsidiaries or the securities industry. In addition, volatility of the market price of National common stock is further affected by its thinly-traded nature.

National principal stockholders, including its directors and officers, control a large percentage of shares of National common stock and can significantly influence National’s corporate actions.

As of June 30, 2013, National’s executive officers, directors and/or entities that these individuals are affiliated with, owned approximately 27.5% of National’s outstanding common stock, or approximately 27.9% on a fully-diluted basis. Accordingly, these individuals and entities will be able to significantly influence most, if not all, of National’s corporate actions, including the election of directors, the appointment of officers, and potential merger or acquisition transactions.

Because National common stock may be subject to “penny stock” rules, the market for National common stock may be limited.

If National common stock becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in National securities may be adversely affected. If at any time the common stock has a market price per share of less than $5.00, and National does not have net tangible assets of at least $2,000,000 or average revenue of at least $6,000,000 for the preceding three years, transactions in the common stock may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, broker-dealers that recommend such securities to persons other than institutional accredited investors:

●	must make a special written suitability determination for the purchaser;

●	receive the purchaser’s written agreement to a transaction prior to sale;

●

provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

●

obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If National common stock becomes subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in National securities may be adversely affected. As a result, the market price of National securities may be depressed, and stockholders may find it more difficult to sell National securities.

There are risks associated with National common stock trading on the OTC Bulletin Board rather than on a national exchange.

There may be significant consequences associated with National common stock trading on the OTC Bulletin Board rather than a national exchange. The effects of not being able to list National common stock securities on a national exchange include:

●	limited release of the market price of National securities;

●	limited news coverage;

●	limited interest by investors in National securities;

●	volatility of National common stock price due to low trading volume;

●	increased difficulty in selling National securities in certain states due to “blue sky” restrictions; and

●	limited ability to issue additional securities or to secure additional financing.

National’s board of directors can issue shares of “blank check” preferred stock without further action by National’s stockholders.

National’s board of directors has the authority, without further action by National stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions in each series of the preferred stock, including:

●	dividend rights;

●	conversion rights;

●	voting rights, which may be greater or lesser than the voting rights of National common stock;

●	rights and terms of redemption;

●	liquidation preferences; and

●	sinking fund terms.

As of June 30, 2013, there are no shares of National preferred stock outstanding. The issuance of shares of National preferred stock, could adversely affect the voting power of holders of National common stock and the likelihood that these holders will receive dividends and payments upon National liquidation and could have the effect of delaying, deferring or preventing a change in control of National.

National does not expect to pay any dividends on National common stock in the foreseeable future.

National does not anticipate that it will pay any dividends to holders of National common stock in the foreseeable future. National expects to retain all future earnings, if any, for investment in National’s business.

Risks Related to Gilman’s Business

Gilman’s insurance coverage may be inadequate, resulting in an increase in its out-of-pocket costs.

Gilman’s insurance carrier interrelated all claims involving the variable annuity sales practices of certain registered representatives of PCS that involve an SEC Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 15(b) and 21(c) of the Exchange Act, and Section 203(f) of the Investment Advisors Act of 1940. The total remaining insurance coverage for all of these claims has been exhausted after settling claims. As a result, Gilman could be required to pay significant additional costs out of pocket, which would reduce its working capital and have a material adverse effect on its results of operations.

As of March 31, 2013, Gilman had a 6.0 million deficit in working capital. Gilman will need additional capital to continue operations and to successfully execute its strategic plan including expanding its business plans and pursuing acquisitions. Failure to obtain capital could have an adverse effect upon Gilman’s business and its strategic plan, including expanding its business plans and pursuing acquisitions.

The capital raised by Gilman in the recent past has been through the private sale of notes and Gilman common stock and there is no assurance that it will be able to continue to do so. Gilman’s inability to find other sources of financing or its inability to raise additional capital through private sales could have an adverse effect upon its business strategic plan including expanding its business plans and pursuing acquisitions.

Gilman’s business has and may continue to be harmed by market volatility and declines in general economic conditions.

When financial markets have deteriorated in the past, Gilman’s financial planning channel has suffered decreased revenues. Gilman’s revenue and profitability may continue to be adversely affected by future declines in the volume of securities transactions and in market liquidity, which generally result in lower revenues from trading activities and commissions. Lower securities price levels may also result in a reduced volume of transactions as well as losses from declines in the market value of securities held in trading, investment and underwriting positions. In periods of low volume, the fixed nature of certain expenses, including salaries and benefits, computer hardware and software costs, communications expenses and office leases will adversely affect profitability. Sudden sharp declines in market values of securities, like that experienced in the past, and the failure of issuers and counterparts to perform their obligations have resulted in illiquid markets in which Gilman has and may continue to incur losses in principal trading and market making activities.

Gilman has a history of losses and may incur losses in the future.

Gilman incurred losses in fiscal years 2012, 2011, and 2010, and may incur losses again in the future. As of March 31, 2013, Gilman’s accumulated deficit was $35.4 million. If Gilman fails to earn profits, the value of a stockholder’s investment may decline.

Litigation could have an adverse effect on Gilman’s operating results and could harm Gilman's ability to effectively manage its business.

If Gilman was to be found liable to clients for misconduct alleged in civil proceedings, its operations may be adversely affected. Many aspects of Gilman’s business involve substantial risks of liability. There has been an increase in litigation and arbitration within the securities industry in recent years, including class action suits seeking substantial damages. Broker-dealers such as PCS are subject to claims by dissatisfied clients, including claims alleging they were damaged by improper sales practices such as unauthorized trading, churning, sales of unsuitable securities, use of false or misleading statements in the sale of securities, mismanagement and breach of fiduciary duty. Broker-dealers may be liable for the unauthorized acts of their retail brokers and independent contractors if they fail to adequately supervise their conduct. PCS is a defendant and respondent in lawsuits and FINRA arbitrations in the ordinary course of business. PCS maintains securities broker-dealer’s professional liability insurance to insure against this risk, but the insurance policy contains a deductible, a cap on each claim and a cumulative cap on coverage. In addition, certain activities engaged in by brokers may not be covered by such insurance. The adverse resolution of any legal proceedings involving Gilman could have a material adverse effect on Gilman’s business, financial condition, and results of operations or cash flows. In addition, any litigation could divert management’s attention from operating Gilman’s business.

Certain private stockholders, including some of Gilman’s directors and officers, control a substantial interest in Gilman and thus may influence certain actions requiring a vote of Gilman’s stockholders.

On August 20, 2007, Michael Ryan (Gilman’s Chief Executive Officer and President), Carole Enisman (former Executive Vice President of Operations and Michael Ryan’s wife), Ted Finkelstein (Gilman’s Vice President, General Counsel and Secretary), Dennis Conroy (Gilman’s former Chief Accounting Officer), Prime Partners, Inc. and Prime Partners II, LLC (companies controlled by Michael Ryan), Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I and WebFinancial Corporation entered into a Shareholders Agreement concerning the voting of their shares of Gilman common stock. These stockholders collectively own approximately 64.6% of Gilman’s issued and outstanding shares of common stock. Pursuant to the Shareholders Agreement, these stockholders have the ability to influence certain actions requiring a stockholder vote, including, the election of directors. This concentration of ownership and control by these stockholders could delay or prevent a change in Gilman's control or other action, even when a change in control or other action might be in the best interests of Gilman’s other stockholders.

In addition, each of Michael Ryan (Gilman’s Chief Executive Officer and President), Carole Enisman (former Executive Vice President of Operations and Michael Ryan’s wife), Ted Finkelstein (Gilman’s Vice President, General Counsel and Secretary), Edward Cohen (Gilman director), Fredrick Wasserman (Gilman director), John Levy (Gilman director), Allan Page (Gilman director), James Ciocia (Gilman director), Prime Partners II, LLC (company controlled by Michael Ryan), Prime Partners, Inc. (company controlled by Michael Ryan), Wynnefield Partners Small Cap Value L.P. I, Wynnefield Partners Small Cap Value L.P., Wynnefield Small Cap Value Offshore Fund, Ltd. and Dennis Conroy (Gilman’s former Chief Accounting Officer) have each entered into a voting and support agreement with National, Merger Sub and Gilman, under which they agreed, among other things, to vote certain shares of Gilman common stock as to which they have the right to vote (58,439,849 shares, or 60.3% of the outstanding shares of Gilman common stock on the record date) in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, subject to their right to approve a superior proposal.

Gilman’s staggered board may entrench management, could prevent or delay a change of control of Gilman and discourage unsolicited stockholder proposals or bids for Gilman common stock that may be in the best interests of Gilman stockholders.

Gilman's restated certificate of incorporation provides that Gilman’s board of directors is divided into three classes, serving staggered three-year terms. As a result, at any annual meeting only a minority of Gilman’s board of directors will be considered for election. Since Gilman’s staggered board prevents its stockholders from replacing a majority of Gilman’s board of directors at any annual meeting, it may entrench management, delay or prevent a change in Gilman’s control and discourage unsolicited stockholder proposals or unsolicited bids for Gilman’s common stock that may be in the best interests of its stockholders.

Gilman’s operations may be adversely affected if it is not able to make acquisitions.

If Gilman does not close on acquisitions, have the appropriate capital available to make acquisitions or does not make acquisitions on economically acceptable terms, its operations may be adversely affected. Gilman plans to continue to expand in the area of tax and accounting services by expanding the business through acquisitions. Gilman’s revenue growth will in large part depend upon the expansion of existing business and the successful integration and profitability of acquisitions.

Making and integrating acquisitions could impair Gilman's operating results.

Gilman’s current strategy is to actively pursue acquisitions of tax preparation and accounting firms. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of Gilman’s ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; and the effectiveness of the acquired company’s internal controls and procedures. The individual or combined effect of these risks could have an adverse effect on Gilman’s business. In paying for an acquisition, Gilman may deplete its cash resources. Furthermore, there is the risk that Gilman’s valuation assumptions, customer retention expectations and its models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause Gilman to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

Gilman’s operations may be adversely affected if it is not able to expand its financial planning business by hiring additional financial planners and opening new offices.

If the financial planners that Gilman presently employs or recruits do not perform successfully, its operations may be adversely affected. Gilman plans to continue to expand in the area of financial planning, by expanding the business of presently employed financial planners and by recruiting additional financial planners. Gilman’s revenue growth will in large part depend upon the expansion of existing business and the successful integration and profitability of the recruited financial planners. Gilman’s growth will also depend on the success of independent financial planners who are recruited to join Gilman.

Gilman’s cost cutting strategy could adversely affect its operations.

As a result of declines in the financial markets, Gilman has consolidated certain job functions and implemented other cost cutting measures. There is no assurance that Gilman’s cost cutting strategy will be efficient or that such strategy will not have an adverse impact on its operations.

Gilman’s consolidated financial statements do not include any adjustments that might result from the opening of new offices or from the uncertainties of a shift in its business.

Gilman may choose to open new offices. When Gilman opens a new office, it incurs significant expenses to build out the office and to purchase furniture, equipment and supplies. Gilman has found that a new office usually suffers a loss in its first year of operation, shows no material profit or loss in its second year of operation and does not attain profitability, if ever, until its third year of operation. Therefore, Gilman’s operating results could be materially adversely affected in any year that it opens a significant number of new offices.

Shares of Gilman common stock are not quoted on a national securities exchange, which limits its ability to raise capital and your ability to trade in its securities, and which results in additional regulatory requirements.

Shares of Gilman common stock are quoted on the OTC Bulletin Board under the symbol GTAX. If Gilman fails to meet criteria set forth in Rule 15c2-11 (the “Rule”) under the Exchange Act (for example, by failing to file periodic reports as required by the Exchange Act), various practice requirements are imposed on broker-dealers who sell securities governed by the Rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transactions prior to sale. Consequently, the Rule may have a material adverse effect on the ability of broker-dealers to sell Gilman securities, which may materially affect the ability of stockholders to sell the securities in the secondary market. Not being listed on a national securities exchange may make trading Gilman shares difficult for investors, potentially leading to declines in the share price. It may also make it more difficult for Gilman to raise additional capital.

The low trading volume of Gilman common stock increases volatility, which could impair its ability to obtain equity financing.

Low trading volume in Gilman common stock increases volatility, which could result in the impairment of Gilman’s ability to obtain equity financing. As a result, historical market prices may not be indicative of market prices in the future. In addition, the stock market has recently experienced extreme stock price and volume fluctuation. Gilman’s market price may be impacted by changes in earnings estimates by economic and other external factors and the seasonality of its business. Fluctuations or decreases in the trading price of the common stock may adversely affect the stockholders’ ability to buy and sell Gilman common stock and its ability to raise money in a future offering of Gilman common stock.

Changing laws and regulations have resulted in increased compliance costs for Gilman, which could affect its operating results.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and newly enacted SEC regulations have created additional compliance requirements for companies such as Gilman. Gilman is committed to maintaining high standards of internal controls over financial reporting, corporate governance and public disclosure. As a result, Gilman intends to continue to invest appropriate resources to comply with evolving standards, and this investment has resulted and will likely continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Dependence on technology software and systems and Gilman’s inability to provide assurance that its systems will be effective could adversely affect its operations.

As an information-financial services company with a subsidiary broker-dealer, Gilman is greatly dependent on technology software and systems and on the internet to maintain customer records, effect securities transactions and prepare and file tax returns. In the event that there is an interruption to Gilman’s systems due to internal systems failure or from an external threat, including terrorist attacks, fire and extreme weather conditions, its ability to prepare and file tax returns and to process financial transactions could be affected. Gilman has offsite backup, redundant and remote failsafe systems in place to safeguard against these threats but there can be no assurance that such systems will be effective to prevent malfunction and adverse effects on operations.

Gilman faces substantial competition. If Gilman fails to remain competitive, it may lose customers and its results of operations would be adversely affected.

The financial planning and tax planning industries are highly competitive. If Gilman’s competitors create new products or technologies, or are able to take away Gilman’s customers, its results of operations may be adversely affected. Gilman’s competitors include companies specializing in income tax preparation as well as companies that provide general financial services. Gilman’s principal competitors are H&R Block and Jackson Hewitt in the tax preparation field and many well-known national brokerage and insurance firms in the financial services field. Many of these competitors have larger market shares and significantly greater financial and other resources than Gilman. Gilman may not be able to compete successfully with such competitors. Competition could cause Gilman to lose existing clients, impact its ability to acquire new clients and increase advertising expenditures, all of which could have a material adverse effect on Gilman’s business or operating results.

Additionally, federal and state governments may in the future become direct competitors to Gilman’s tax offerings. If federal and state governments provide their own software and electronic filing services to taxpayers at no charge it could have a material adverse effect on Gilman’s business, financial condition and results of operations. The federal government has proposed legislation that could further this initiative.

Government initiatives that simplify tax return preparation could reduce the need for Gilman’s services as a third party tax return preparer.

Many taxpayers seek assistance from paid tax return preparers such as Gilman because of the level of complexity involved in the tax return preparation and filing process. From time to time, government officials propose measures seeking to simplify the preparation and filing of tax returns or to provide additional assistance with respect to preparing and filing such tax returns. The passage of any measures that significantly simplify tax return preparation or otherwise reduce the need for a third party tax return preparer could reduce demand for Gilman’s services, causing Gilman's revenues or profitability to decline.

Changes in the tax law that result in a decreased number of tax returns filed or a reduced size of tax refunds could harm Gilman’s business.

From time to time, the United States Treasury Department and the Internal Revenue Service adopt policy and rule changes and other initiatives that result in a decrease in the number of tax returns filed or reduce the size of tax refunds. Such changes in the tax law could reduce demand for Gilman’s services, causing its revenues and/or profitability to decline.

The highly seasonal nature of Gilman’s business presents a number of financial risks and operational challenges which, if Gilman fails to meet, could materially affect its business.

Gilman’s business is highly seasonal. Gilman generates substantially all of its tax preparation revenues during tax season, which is the period from January 1 through April 30. The concentration of this revenue-generating activity during this relatively short period presents a number of operational challenges for Gilman including: (i) cash and resource management during the first eight months of its fiscal year, when it generally operates at a loss and incurs fixed costs and costs of preparing for the upcoming tax season; (ii) flexible staffing, because the number of employees at its offices during the peak of tax season is much higher than at any other time; (iii) accurate forecasting of revenues and expenses; and (iv) ensuring optimal uninterrupted operations during peak season, which is the period from January 1 through April 30.

If Gilman was unable to meet these challenges or was to experience significant business interruptions during tax season, which may be caused by labor shortages, systems failures, work stoppages, adverse weather or other events, many of which are beyond its control, Gilman could experience a loss of business, which could have a material adverse effect on its business, financial condition and results of operations.

Competition from departing employees and Gilman’s ability to enforce contractual non-competition and non-solicitation provisions could adversely affect its operating results.

If a large number of Gilman employees and financial planners depart and begin to compete with Gilman, its operations may be adversely affected. Although Gilman attempts to restrict such competition contractually, as a practical matter, enforcement of contractual provisions prohibiting small-scale competition by individuals is difficult. In the past, departing employees and financial planners have competed with Gilman. They have the advantage of knowing Gilman’s methods and, in some cases, having access to its clients. No assurance can be given that Gilman will be able to retain its most important employees and financial planners or that it will be able to prevent competition from them or successfully compete against them. If a substantial amount of such competition occurs, the corresponding reduction of revenue may materially adversely affect Gilman’s operating results.

Gilman faces significant competition for registered representatives on the independent channel.

Approximately one-half of Gilman’s financial planning revenue is generated by independent contractor financial planners. These independent contractors are not bound by non-competition and non-solicitation provisions. If a large number of Gilman’s independent contractors depart and begin to compete with Gilman, Gilman’s operations may be adversely affected. No assurance can be given that Gilman will be able to retain its most important independent contractors or that it will be able to prevent competition from them or successfully compete against them. If a substantial amount of such competition occurs, the corresponding reduction of revenue may materially adversely affect Gilman’s operating results.

Departure of key personnel could adversely affect Gilman's operations.

If any of Gilman’s key personnel were to leave, its operations may be adversely affected. Gilman believes that its ability to successfully implement its business strategy and operate profitably depends on the continued employment of James Ciocia, its Chairman of the Board of Directors, Michael Ryan, its President and Chief Executive Officer, Ted Finkelstein, its Vice President, General Counsel and Secretary and Maureen Abbate, its Chief Accounting Officer. If any of these individuals become unable or unwilling to continue in his or her present position, Gilman’s business and financial results could be materially adversely affected.

The decision not to pay dividends could impact the marketability of Gilman common stock.

Gilman’s decision not to pay dividends could negatively impact the marketability of Gilman common stock. Since Gilman’s initial public offering of securities in 1994, it has not paid dividends and does not plan to pay dividends in the foreseeable future. Gilman currently intends to retain future earnings, if any, to finance its growth.

The release of restricted common stock may have an adverse affect on the market price of the common stock.

The release of various restrictions on the possible future sale of Gilman common stock may have an adverse affect on the market price of Gilman common stock. Based on information received from Gilman’s transfer agent, approximately [____] million shares of the common stock outstanding are “restricted securities” under Rule 144 of the Securities Act of 1933.

In general, under Rule 144, a person who has satisfied a six-month holding period may, under certain circumstances, sell, within any three month period, a number of shares of “restricted securities” that do not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of such shares during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares of common stock by a person who is not an “affiliate” of Gilman (as defined in Rule 144) and who has satisfied a six-month holding period, without any volume or other limitation.

The general nature of the securities industry as well as its regulatory requirements could materially affect Gilman’s business.

If a material risk inherent to the securities industry was to be realized, the value of Gilman common stock may decline. The securities industry, by its very nature, is subject to numerous and substantial risks, including the risk of declines in price level and volume of transactions, losses resulting from the ownership, trading or underwriting of securities, risks associated with principal activities, the failure of counterparties to meet commitments, customer, employee or issuer fraud risk, litigation, customer claims alleging improper sales practices, errors and misconduct by brokers, traders and other employees and agents (including unauthorized transactions by brokers), and errors and failure in connection with the processing of securities transactions. Many of these risks may increase in periods of market volatility or reduced liquidity. In addition, the amount and profitability of activities in the securities industry are affected by many national and international factors, including economic and political conditions, broad trends in industry and finance, level and volatility of interest rates, legislative and regulatory changes, currency values, inflation, and the availability of short-term and long-term funding and capital, all of which are beyond Gilman’s control.

Several current trends are also affecting the securities industry, including increasing consolidation, increasing use of technology, increasing use of discount and online brokerage services, greater self-reliance of individual investors and greater investment in mutual funds. These trends could result in Gilman facing increased competition from larger broker-dealers, a need for increased investment in technology, or potential loss of clients or reduction in commission income. These trends or future changes could have a material adverse effect on Gilman’s business, financial condition, and results of operations or cash flows.

If new regulations are imposed on the securities industry, Gilman’s operating results may be adversely affected. The SEC, FINRA, the NYSE and various other regulatory agencies have stringent rules with respect to the protection of customers and maintenance of specified levels of net capital by broker-dealers. The regulatory environment in which Gilman operates is subject to change. Gilman may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, FINRA, other U.S. governmental regulators or SROs. Gilman also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by the SEC, other federal and state governmental authorities and SROs.

PCS is subject to periodic examination by the SEC, FINRA, SROs and various state authorities. PCS sales practice, operations, recordkeeping, supervisory procedures and financial position may be reviewed during such examinations to determine if they comply with the rules and regulations designed to protect customers and protect the solvency of broker-dealers. Examinations may result in the issuance of letters to PCS, noting perceived deficiencies and requesting PCS to take corrective action. Deficiencies could lead to further investigation and the possible institution of administrative proceedings, which may result in the issuance of an order imposing sanctions upon PCS and/or their personnel.

Gilman’s business may be materially affected not only by regulations applicable to Gilman as a financial market intermediary, but also by regulations of general application. For example, the volume and profitability of Gilman’s, or its clients’ trading activities in a specific period could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities.

System or network failures or breaches in connection with Gilman’s services and products could reduce its sales, impair its reputation, increase costs or result in liability claims, and seriously harm its business.

Any disruption to Gilman’s services and products, its own information systems or communications networks or those of third-party providers upon whom Gilman relies as part of its own product offerings, including the internet, could result in the inability of Gilman’s customers to receive its products for an indeterminate period of time. Gilman’s services may not function properly for any of the following reasons:

●	system or network failure;

●	interruption in the supply of power;

●	virus proliferation;

●	security breaches;

●	earthquake, fire, flood or other natural disaster; or

●	an act of war or terrorism.

Although Gilman has made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of its services and products, these systems may be insufficient or may fail and result in a disruption of availability of its products or services to its customers. Any disruption to Gilman’s services could impair its reputation and cause it to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating its business. Failure to comply with laws and regulations that protect customers’ personal information could result in significant fines and harm Gilman’s brand and reputation.

Gilman manages highly sensitive client information, which is regulated by law. Problems with the safeguarding and proper use of this information could result in regulatory actions and negative publicity, which could adversely affect its reputation and results of operations.

In the event Michael Ryan, Gilman’s Chief Executive Officer and President, violates the supervisory restrictions imposed by an SEC Administrative Law Judge, sanctions could be imposed against Mr. Ryan and on Gilman.

On June 25, 2010, an SEC Administrative Law Judge issued a decision which became effective on August 5, 2010 concerning Mr. Ryan prohibiting him from serving in a supervisory capacity with any broker, dealer, or investment advisor, including Gilman’s wholly-owned subsidiaries, AFP and PCS, with the right to reapply after one year. Mr. Ryan has not reapplied for a new supervisory license.

Mr. Ryan continues to serve as the President and CEO of Gilman. To insure that Mr. Ryan does not violate the supervisory restrictions contained in the decision, Gilman’s board of directors has imposed a restriction on Mr. Ryan that prohibits him from exercising any supervisory authority over PCS and AFP, their activities or representatives, including Gilman’s employees in their capacity as PCS representatives. Gilman’s board of directors delegated to Carole Enisman, Gilman’s former Executive Vice President of Operations and wife of Michael Ryan, any issue that could potentially impact the conduct or employment of a PCS or AFP registered representative in his or her capacity as a PCS or AFP registered representative. Ms. Enisman was instructed that with respect to any such issue, she reported to Gilman’s board of directors, and not to Mr. Ryan as President of Gilman Ciocia, Inc. This delegation ended with Ms. Enisman's resignation as an employee of Gilman effective May 31, 2013. The Gilman board of directors intends to delegate this role to another person.

THE GILMAN SPECIAL MEETING

Gilman is furnishing this document to holders of Gilman common stock in connection with the solicitation by Gilman’s board of directors of proxies to be voted at the special meeting of Gilman stockholders to be held on                      , 2013, and at any adjournment or postponement of the meeting.

This document is first being mailed to Gilman’s stockholders on or about                   , 2013. This document is also furnished to Gilman stockholders as a prospectus in connection with the issuance by National of shares of National common stock as contemplated by the merger agreement.

Time, Place and Purpose of the Special Meeting

This proxy statement/ prospectus is being furnished to Gilman stockholders as part of the solicitation of proxies by the Gilman board of directors for use at the special meeting to be held on                     , 2013, starting at        a.m. local time, at the offices of Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, NY 10006, or at any adjournment thereof. At the special meeting, holders of Gilman common stock will be asked to approve the proposal to adopt the merger agreement, to approve the nonbinding advisory proposal regarding “golden parachute” compensation, and to approve the proposal to adjourn the special meeting, if necessary or appropriate, for the purpose of soliciting additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement.

Gilman’s stockholders must approve the proposal to adopt the merger agreement in order for the merger to be consummated. If Gilman’s stockholders fail to approve the proposal to adopt the merger agreement, the merger will not be consummated. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus, which Gilman encourages you to read carefully in its entirety.

Record Date and Quorum

Gilman has fixed the close of business on                      , 2013 as the record date for the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of Gilman common stock at the close of business on the record date. On the record date, there were      shares of Gilman common stock outstanding and entitled to vote. Each share of Gilman common stock entitles its holder to one vote on all matters properly coming before the special meeting.

A majority of the shares of Gilman common stock outstanding at the close of business on the record date and entitled to vote, present in person or represented by proxy, at the special meeting constitutes a quorum for the purposes of the special meeting. Shares of Gilman common stock represented at the special meeting but not voted, including shares of Gilman common stock as to which a stockholder votes to “ABSTAIN”, as well as “broker non-votes” (as described below), will be counted for purposes of establishing a quorum. A quorum is necessary for stockholders to vote on the proposals to adopt the merger agreement ,to approve the nonbinding advisory proposal regarding “golden parachute” compensation and to adjourn the special meeting to solicit additional proxies. Once a share of Gilman common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting. However, if a new record date is set for an adjourned special meeting, then a new quorum will be required. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or recessed until a quorum is present.

Attendance

All stockholders of record may attend the special meeting by showing photo identification and signing in at the special meeting. If your shares of Gilman common stock are held through a bank, brokerage firm or other nominee, please bring to the special meeting a copy of your most recent brokerage statement evidencing your beneficial ownership of Gilman common stock. If you are the representative of a corporate or institutional stockholder, please bring to the special meeting proof that you are the representative of such stockholder. Please note that cameras, recording devices and other electronic devices will not be permitted at the special meeting.

Vote Required

Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Gilman common stock entitled to vote thereon. Approval of the nonbinding advisory proposal regarding “golden parachute” compensation and approval of the proposal to adjourn the special meeting, if necessary or appropriate, for the purpose of soliciting additional proxies, require the affirmative vote of a majority of the votes cast, in person or proxy, at the special meeting and entitled to vote at the special meeting. For each of these proposals, you may vote “FOR”, “AGAINST” or “ABSTAIN”.

If you are a stockholder of record and you fail to submit a proxy or to vote in person at the special meeting, your shares of Gilman common stock will not be voted on the proposal to adopt the merger agreement, the advisory proposal regarding the “golden parachute” proposal or the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. Your failure to vote or submit a proxy will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. An abstention will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement and the proposal regarding the adjournment of the meeting to solicit additional proxies, but will have no effect on the proposal regarding the golden parachute compensation, because the vote is advisory only and nonbinding on Gilman.

If your shares of Gilman common stock are registered directly in your name with Gilman’s transfer agent, Corporate Stock Transfer, you are considered, with respect to those shares of Gilman common stock, the “stockholder of record.” This proxy statement/ prospectus and proxy card have been sent directly to you by the Gilman.

If your shares of Gilman common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of Gilman common stock held in nominee or “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of Gilman common stock, the stockholder of record. As the beneficial owner of shares of Gilman common stock held in nominee or “street name,” you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting. If you hold your shares of Gilman common stock in nominee or “street name,” please contact your bank, brokerage firm or other nominee for their instructions on how to vote your shares. Please note that if you are a beneficial owner of shares of Gilman common stock held in nominee or “street name” and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee at the special meeting.

Banks, brokerage firms or other nominees who hold shares in nominee or “street name” for their customers only have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners, and are precluded from exercising their voting discretion with respect to approving non-routine matters, such as the proposal to adopt the merger agreement, the proposal to approve the nonbinding advisory proposal regarding “golden parachute” compensation and the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. As a result, absent specific instructions from the beneficial owner of such shares of Gilman common stock, banks, brokerage firms or other nominees are not empowered to vote those shares of Gilman common stock on non-routine matters, which Gilman refers to generally as broker non-votes. These broker non-votes will be counted for purposes of determining a quorum, but will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

If you are a stockholder of record, you may vote your shares of Gilman common stock on matters presented at the special meeting in any of the following ways:

●	in person—you may attend the special meeting and cast your vote there; or

●	by proxy—you may sign and date the enclosed proxy card you receive and return it in the enclosed prepaid reply envelope.

If you are a beneficial owner of Gilman common stock held in nominee or “street name,” you will receive instructions from your bank, brokerage firm or other nominee that you must follow in order to have your shares of Gilman common stock voted. Please note that if you are a beneficial owner of Gilman common stock held in nominee or “street name” and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee.

If you choose to submit your proxy by mailing a proxy card, your proxy card must be received by Gilman’s Secretary by the time the special meeting begins. Please do not send in your stock certificates with your proxy card. If the merger is consummated, a separate letter of transmittal will be mailed to you that will enable you to surrender your stock certificates and receive the per share merger consideration.

If you vote by proxy, regardless of the method you choose to submit a proxy, the individuals named as your proxies on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of Gilman common stock in the way that you indicate. When completing the enclosed proxy card, you may specify whether your shares of Gilman common stock should be voted “FOR” “AGAINST” or “ABSTAIN”, some or none of the specific items of business to come before the special meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares of Gilman common stock should be voted on a matter, the shares of Gilman common stock represented by your properly signed proxy will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

IT IS IMPORTANT THAT YOU SUBMIT A PROXY FOR YOUR SHARES OF GILMAN COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE.

Voting and Support Agreements

On June 20, 2013, each of the voting stockholders, entered into a voting and support agreement with National, Merger Sub and Gilman, the voting stockholders agreed, among other things, to vote certain shares of Gilman common stock as to which they have the right to vote (58,439,849 shares, or approximately 60.6% of the outstanding shares of Gilman common stock on the record date) in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, subject to their right to approve a superior proposal. Accordingly, the approval of the merger agreement by the Gilman stockholders is assured. . However, a closing condition of the merger (which can be waived by National) is that holders owning no more than 5%, in the aggregate, of the outstanding Gilman common stock shall have perfected and not withdrawn a demand for dissenters’ rights pursuant to Delaware law.

A copy of the form of voting and support agreement executed and delivered by each of the voting stockholders is attached to this proxy statement/prospectus as Annex B.

Proxies and Revocation

Any stockholder of record entitled to vote at the special meeting may submit a proxy by returning the enclosed proxy card in the accompanying prepaid reply envelope, or may vote in person at the special meeting. If your shares of Gilman common stock are held in nominee or “street name” by your bank, brokerage firm or other nominee, you should direct your bank, brokerage firm or other nominee on how to vote your shares of Gilman common stock using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or to vote in person at the special meeting, or if you vote “ABSTAIN”, or if you do not provide your bank, brokerage firm or other nominee with voting instructions, your shares of Gilman common stock will not be voted on the proposal to adopt the merger agreement, which will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

If you are a stockholder of record, you have the right to revoke a proxy at any time before it is exercised, by submitting a later-dated proxy through any of the methods available to you, by giving written notice of revocation to Gilman’s Secretary, which must be received by Gilman at Gilman Ciocia, Inc., 11 Raymond Avenue, Poughkeepsie, NY 12603, or by attending the special meeting and voting in person.

If your shares of Gilman common stock are held through a bank, brokerage firm or other nominee, please contact your bank, brokerage form or other nominee as to its procedures for the revocation of your instructions and/or the giving of new instructions on how to vote the shares held by them on your behalf.

Adjournments

Although it is not currently expected, the special meeting may be adjourned, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement. The special meeting may also be adjourned if a quorum is not present at the special meeting. Other than an announcement to be made at the special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without additional notice, unless the adjournment is for more than 30 days or a new record date is fixed.

Anticipated Date of Completion of the Merger

National and Gilman are working towards completing the merger as soon as possible. Assuming timely satisfaction of necessary closing conditions, including the approval by Gilman’s stockholders of the proposal to adopt the merger agreement and approval of FINRA National and Gilman currently anticipate that the merger will be consummated during the third quarter of calendar year 2013.

Dissenter's Rights

Under Delaware law, Gilman stockholders have the right to dissent from the merger and to receive payment for the fair value of their shares of Gilman common stock, as determined by the Delaware Chancery Court. This right of appraisal is subject to a number of restrictions and technical requirements. Generally, in order to exercise appraisal rights, a Gilman stockholder must: (1) send to Gilman a written demand for appraisal in compliance with Delaware law before the vote on the merger; and (2) not vote in favor of the merger.

Merely voting against the merger will not protect a Gilman stockholder’s rights to appraisal. In order to protect such rights, the stockholder must adhere to all of the requirements set forth under Delaware law. The requirements under Delaware law for exercising appraisal rights are described in further detail in the section entitled “Dissenter’s Rights” starting on page 74 of them. The relevant section of Delaware law regarding appraisal rights is reproduced and included as Annex E to this proxy statement/prospectus

A person having a beneficial interest in shares of Gilman common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized in this proxy statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, Gilman stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

ANY STOCKHOLDER WHO WISHES TO EXERCISE DISSENTERS RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW ANNEX E CAREFULLY AND SHOULD CONSULT HIS, HER OR ITS LEGAL ADVISOR, BECAUSE FAILURE TO TIMELY AND FULLY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Proxy Solicitations

The Gilman proxy accompanying this proxy statement/prospectus is solicited on behalf of Gilman’s board of directors. Gilman will bear the costs of preparing and mailing this proxy statement/prospectus, and Gilman will bear the other costs of the solicitation of proxies from its stockholders. Following the mailing of this proxy statement/prospectus, the directors, officers, employees and agents of Gilman may solicit proxies in person, by mail, or by telephone, facsimile or other electronic methods without additional compensation other than reimbursement for their actual expenses.

Gilman will reimburse brokers, banks, institutions and others holding common stock of Gilman as nominees for their expenses in sending proxy solicitation material to the beneficial owners of such common stock of Gilman and obtaining their proxies.

Stockholders should not send stock certificates or other evidence of shares in book-entry form with their proxies. A letter of transmittal and instructions for the surrender of Gilman stock certificates will be mailed to Gilman stockholders shortly after the completion of the merger, if approved and completed.

Householding

In some instances, only one copy of the notice, this joint proxy statement/prospectus is being delivered to multiple stockholders sharing an address, unless Gilman has received instructions from one or more of its stockholders to continue to deliver multiple copies. Gilman will deliver promptly, upon oral or written request, a separate copy of the applicable materials to a stockholder at a shared address to which a single copy was delivered. If you wish to receive a separate copy of the notice or this joint proxy statement/prospectus you may call Gilman at (845) 485-5278 or send a written request to Gilman Ciocia, Inc., 11 Raymond Avenue, Poughkeepsie, New York 12603, attention Ted Finkelstein, Esq.

Questions and Additional Information

If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement or the enclosed proxy card or voting instructions, please call Ted Finkelstein, Vice President, Secretary and General Counsel (845-485-5278).

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the proposed merger. For more information regarding the merger agreement, please see “The merger agreement” section of this proxy statement/prospectus starting on page 92. While National and Gilman believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Gilman stockholders. You should read the merger agreement and the other documents National and Gilman refer to carefully and in their entirety for a more complete understanding of the merger.

General

National and Gilman has entered into a merger agreement dated as of June 20, 2013 that provides for the merger of Gilman and a wholly-owned subsidiary of National. As a result of the merger, Gilman will become a wholly-owned subsidiary of National and Gilman common stockholders will receive up to 24,000,000 shares (subject to rounding for fractional shares) of National common stock which equates to an exchange ratio of 0.248843451 shares of National common stock for each share of Gilman common stock. Pursuant to the terms of the merger agreement, immediately prior to closing of the merger, the outstanding indebtedness of Gilman may not exceed $5,400,000, which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries, and any amounts in excess of $5,000,000 and up to $5,400,000 (the “Difference”) shall cause a reduction in the number of shares of National common stock issued under the merger agreement, such reduction in share amount equal to the quotient of the Difference and $0.30 (subject to equitable adjustment for any stock split, reverse stock split, stock dividend, extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to National common stock). By way of example, if Gilman’s outstanding indebtedness were $5,400,000 immediately prior to closing, this would have the effect of reducing the exchange ratio to approximately 0.23501881466 of a share of National common stock per share of Gilman common stock.

The merger agreement is attached to this proxy statement/prospectus as Annex A. The exhibits and schedules to the merger agreement are not included but may be obtained from Gilman upon request.

Background of the Merger

The senior management and board of directors of each of Gilman and National actively monitor and assess developments in the financial services industry and are generally aware of the business activities of others in the industry, including each other’s activities.

In addition, on an ongoing basis, the board of directors and senior management of Gilman have evaluated options for achieving Gilman’s long-term strategic goals and enhancing stockholder value. These options have included periodic assessments of potential strategic alternatives.

On June 12, 2009, Gilman’s board of directors discussed the ongoing evaluation of strategic transaction options. In addition, Gilman’s senior management informed the board of directors that National and Gilman commenced discussions concerning a possible merger.

On June 23, 2009, various members of National’s senior management gave a presentation to Gilman’s board of directors to further the discussions related to a possible merger. Discussions with National continued until around September 2009. Ultimately, these early discussions between Gilman and National ended due to the existence of sizeable amounts of National debt which have since been extinguished.

On May 20, 2010, Gilman’s board of directors appointed a special independent committee of the board of directors (the “Special Committee”) created for the purpose of investigating merger, acquisition and strategic opportunities. More specifically, the Special Committee’s role included exploring various alternative transactions to maximize shareholder value, including (i) partnering with synergistic tax practices or financial services institutions; (ii) strategic mergers or acquisitions; (iii) franchising opportunities; (iv) going private; and (v) other strategic alternatives. The members of the Special Committee are currently John Levy, Frederick Wasserman and Edward Cohen, each of whom has served in such role since the inception of the Special Committee.

On August 1, 2010, Gilman’s board of directors authorized the Special Committee to investigate mergers and acquisitions and to retain an advisory firm to do so. Although the Special Committee continued to investigate strategic alternative options, no advisory firm was retained.

On February 10, 2011, Gilman’s board of directors discussed the initiation of discussions with a full-service accounting firm (“Prospect A”) that proposed a strategic transaction with Gilman and provided an update on negotiations with a financial services company (“Prospect B”) that proposed a cash purchase of Gilman’s business. The negotiations for the cash purchase of Gilman’s business ended after Prospect B decided to purchase another firm.

Beginning in or around April 2011, a merger transaction was proposed between Gilman and a financial services company (“Prospect C”) resulting in the entry into of a non-binding term sheet. Although negotiations continued through 2012, the merger did not come to fruition due to Prospect C’s desire to pursue alternative opportunities.

On or around April 11, 2011, Prospect A delivered to Gilman a term sheet outlining the key terms of a merger, the terms of which were rejected.

On April 29, 2011, Gilman’s board of directors mandated the Special Committee to, among other things, engage financial advisors and legal and other advisors as it deems appropriate and advisable.

On June 27, 2011, as a result of ongoing negotiations related to a strategic transaction with Prospect A, Prospect A delivered to Gilman a new term sheet outlining the key terms of a management buyout. After further negotiation over the terms of the management buyout, Gilman’s board of directors rejected the offer and negotiations ceased because of concerns over the value of the consideration offered, the reduced likelihood of the transaction actually closing and serious concerns regarding post-merger integration.

On October 10, 2011, an investment banking firm gave a presentation to Gilman’s board of directors concerning their potential role as Gilman’s investment banker for a strategic transaction. No engagement resulted from this presentation.

On January 18, 2012, Gilman’s board of directors held a conference call with a national brokerage firm (“Prospect D”) to discuss a strategic transaction.

On February 28, 2012, Gilman received a non-binding letter of intent from Prospect D to continue negotiations related to a buyout of certain financial advisory assets of Gilman.

On March 1, 2012, Gilman’s board of directors met to discuss Prospect D’s letter of intent and authorized Gilman’s management to countersign the letter of intent.

On March 5, 2012, Gilman and Prospect D entered into the letter of intent, which contained a 90 day exclusivity agreement allowing Prospect D the exclusive rights to enter into a binding buyout transaction with Gilman.

On March 9, 2012, Gilman’s board of directors authorized Gilman’s management to discontinue the negotiations with Prospect D, as the board of directors did not believe it could successfully consummate the transaction under the terms required by Prospect D.

Beginning in or around July 2012, Gilman met with several investment banking firms in order to discuss strategic alternatives that would strengthen Gilman’s business and maximize shareholder value. On July 18 and July 30, 2012, Gilman’s board of directors was briefed about Gilman’s progress in evaluating the investment banking firms that they had met.

On July 17, 2012, Gilman and Prospect C entered into a mutual non-disclosure agreement and re-engaged in discussions about a possible merger transaction.

On August 3, 2012, upon recommendation of the Special Committee, the board of directors of Gilman authorized Gilman to engage Cassel Salpeter to serve as Gilman’s exclusive financial advisor in connection with exploring strategic alternatives, including the proposed sale of all or a substantial portion of Gilman pursuant to the terms of an investment banking agreement. On the same day, Gilman engaged Cassel Salpeter as its financial advisor.

On August 6, 2012, Gilman, with the assistance of Cassel Salpeter, had re-engaged in merger discussions with Prospect C. As a result of these discussions Prospect C and Gilman exchanged due diligence materials.

On August 13, 2012, Cassel Salpeter, on behalf of Gilman, began to contact potential strategic partners and acquirers from a list of financial services and accounting and tax preparation firms with which Gilman previously discussed business combination opportunities and that were already subject to a non-disclosure agreement with Gilman.

On August 29, 2012, Cassel Salpeter assisted Gilman in identifying a list of 70 prospects with which to explore a strategic transaction (the “Prospects List”). The Prospects List was comprised of 19 accounting and tax preparation firms and 51 financial services firms. Of the firms on the Prospects List, Gilman had previously discussed business combination opportunities with 12 of the 70 firms.

On September 12, 2012, at the request of Gilman, Cassel Salpeter began initial calls to the firms on the Prospects List that had not already been approached. Based on interest expressed during these calls, a non-disclosure agreement was sent to 37 of the prospective firms.

On September 24, 2012, after entering into talks with a national tax-preparation firm (“Prospect E”), Prospect E delivered to Gilman a non-binding term sheet setting forth detailed terms of a franchising agreement. A definitive agreement was not reached between Gilman and Prospect E because of concerns over price and restrictions placed on Gilman by the franchise agreement.

On October 1, 2012, a confidential information presentation (“CIP”) was finalized. At the direction of Gilman, Cassel Salpeter sent the CIP to the 15 prospective firms that executed the non-disclosure agreements. Many of these prospective firms were provided access to a virtual data room containing due diligence materials for evaluating Gilman’s business.

On October 19, 2012, Prospect C decided not to pursue a potential merger with Gilman for various reasons relating to their business.

On November 12, 2012, Cassel Salpeter, on behalf of Gilman, began to send indication of interest process letters to 12 interested parties. These process letters dictated the timing to submit non-binding indications of interests.

In November 2012 and December 2012, Gilman received indications of interest from 5 interested parties including Prospect G (as defined below).

Between December 19, 2012 and January 8, 2013, Gilman, with the assistance of Cassel Salpeter, hosted meetings and held calls with the management of various interested parties.

On January 28, 2013, at the direction of Gilman, Cassel Salpeter sent letter of intent process letters to three interested buyers (including “Prospect F”). These process letters dictated the timing to submit a letter of intent was to be by February 28, 2013. Gilman, with the assistance of Cassel Salpeter, remained in discussions with several other interested parties while waiting to hear back from these parties.

On February 8, 2013, Prospect F submitted a letter of intent to Gilman.

On February 15, 2013, the Special Committee, after meeting with Cassel Salpeter and reviewing the terms of the letter of intent submitted by Prospect F, authorized Gilman to enter into the letter of intent with a one month no-shop provision and to move forward with negotiating the terms of the transaction contemplated in the letter of intent submitted by Prospect F.

On February 28, 2013, Gilman entered into a letter of intent with Prospect F with a one month no-shop provision. Accordingly, all discussions with other prospective firms were put on hold, despite continued interest from several parties. At the time, Gilman believed that this was the most favorable offer.

On March 7, 2013 and March 12, 2013, Gilman, with the assistance of Cassel Salpeter, held a meeting with Prospect F in Poughkeepsie, NY and Ft. Lauderdale, Florida, respectively, to discuss a potential combination transaction.

On March 27, 2013, Prospect F concluded that they would not move forward with the transaction and the parties agreed to terminate their letter of intent, lifting the no-shop provision.

On April 1, 2013, at the direction of Gilman, Cassel Salpeter started to market the business combination opportunity again to 16 new and old prospective firms. Throughout April 2013, Gilman engaged in discussions with several prospective firms, including National.

On April 23, 2013, a financial services firm (“Prospect G”) re-submitted a non-binding indication of interest to Gilman, the terms of which ultimately were deemed less favorable than the terms later proposed by National.

On May 3, 2013, National submitted a letter of intent to Gilman.

On May 8, 2013, the Special Committee held a meeting by teleconference at which other members of the board, representatives of Cassel Salpeter and Sichenzia Ross Friedman Ference LLP, counsel to Gilman (“Sichenzia Ross”) were present. At the meeting, a strategic transaction update was made and the letter of intent submitted by National was discussed. The Special Committee, after reviewing the terms of the letter of intent submitted by National, recommended to Gilman’s board of directors to authorize Gilman to enter into the letter of intent and move forward with negotiating the terms of the transaction contemplated in the letter of intent submitted by National. Shortly after the meeting of the Special Committee, Gilman’s board of directors unanimously authorized Gilman to enter into the letter of intent. The next day, Gilman and National entered into a letter of intent, which included a no-shop provision. Accordingly, all discussions with other prospective firms were suspended.

On May 10, 2013, the National board of directors held a meeting, which representatives of Troutman Sanders LLP, counsel to National, also attended. At the meeting, Mark D. Klein, National's Co-Executive Chairman and Chief Executive Officer provided the National board with an update of his recent discussions with representatives of Gilman and the execution of the letter of intent. Mark Goldwasser, National's President then provided the National board with a description of Gilman's business, as well as the synergies and cost-savings of the proposed merger. The National board then ratified the actions taken by Mr. Klein with respect to negotiating the terms of the letter of intent and executing the letter of intent.

Beginning on May 15, 2013, National and Gilman began providing due diligence request lists and exchanging due diligence materials. In addition, the senior management of Gilman and National held various in-person meeting and teleconference calls to advance the business combination contemplated by their letter of intent.

On May 28, 2013, the National board of directors held a meeting, which representatives of Troutman Sanders also attended. At the meeting, Mr. Klein informed the Board that the proposed merger with Gilman was proceeding forward and Troutman Sanders was retained to represent National in the merger. The National board also discussed Mr. Klein's initial conversations with Houlihan Capital, LLC ("Houlihan") and the possibility of retaining a financial advisor in connection with the proposed merger. The National board discussed the type of services to be provided, including analytical services, as well as other customary financial advisory services. Based on the foregoing, the National board authorized the formal retention of Houlihan in connection with the merger. Subsequent to the meeting National and Houlihan negotiated the terms and conditions of an engagement letter and subsquently executed on engagement letter.

On May 28, 2013, Troutman Sanders began drafting a merger agreement between National, Merger-Sub and Gilman and the voting and support agreements between National, Merger Sub and the voting stockholders.

On June 3, 2013 and June14, 2013, Troutman Sanders distributed a draft of the merger agreement and voting and support agreement, respectively to Sichenzia Ross, and through to their signing on June 20, 2013, National and Gilman negotiated the merger agreement, the voting and support agreement and ancillary agreements and documents.

On June 4, 2013, Gilman’s board of directors unanimously approved a resolution to formally engage Sichenzia Ross to provide legal representation in connection with the proposed merger that was being negotiated with National.

On June 7, 2013, Gilman’s board of directors held a meeting by teleconference. At the meeting, the board discussed and reviewed retaining Cassel Salpeter to provide an opinion as to the fairness, from a financial point of view, to the holders of Gilman common stock of the exchange ratio in the proposed merger that was being negotiated with National in accordance with the investment banking agreement previously entered into with Cassel Salpeter. Following discussion, the board approved a motion approving the retention of Cassel Salpeter to provide such opinion.

On June 18, 2013, the National board of directors met by conference call to further discuss and consider the merger agreement and the merger. Representatives of Houlihan attended the meeting. The board discussed in detail the advantages and disadvantages of the merger, including those described in “The Merger—National's Reasons for the Merger, including, among other things, the directors’ knowledge of National's business, financial condition, results of operations, and prospects. Representatives of Houlihan then reviewed its financial analyses and methodologies with regard to the merger which are described under “The Merger—Opinion of National's Financial Advisor. The National board then asked and Houlihan answered questions concerning its analyses, information considered by it, and the results of the analyses.

On June 19, 2013, after various discussions and negotiations, the senior management of Gilman and National substantially completed a draft Agreement and Plan of Merger (“Draft Merger Agreement”) by and among National, Merger Sub and Gilman. Pursuant to the Draft Merger Agreement, at the closing, Gilman would merge with and into Merger Sub. As a result of such merger, Gilman would be the surviving entity and a wholly-owned subsidiary of National. In accordance with the Draft Merger Agreement, each issued and outstanding common stock of Gilman would convert into the right to receive 0.248843451 shares of common stock of National (the “Proposed Exchange Ratio”). However, National, in no event, would be obligated to issue its common stock in excess of 24,000,000 shares. Pursuant to the terms of the Draft Merger Agreement, National would assume the outstanding indebtedness of Gilman, which indebtedness may not exceed $5,400,000 (excluding any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries) immediately prior to the closing of the merger. Furthermore, any amounts of indebtedness in excess of $5,000,000 and up to $5,400,000 (the “Difference”) shall cause a reduction in the number of shares of National common stock issued under the merger agreement, such reductions in share amounts equal to the quotient of the Difference and $0.30 (subject to equitable adjustment for any stock split, reverse stock split, stock dividend, extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to National common stock).

On June 19, 2013, Gilman’s board of directors and the Special Committee held a joint meeting by conference call. During the meeting, at the request of the board of directors, Cassel Salpeter reviewed its financial analyses with respect to Gilman and the proposed merger. Thereafter, at the request of the Gilman board, Cassel Salpeter rendered its oral opinion (which opinion was subsequently confirmed in writing by the delivery of Cassel Salpeter’s written opinion dated the same date) to the effect that as of such date, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion, the Proposed Exchange Ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to the Gilman stockholders. The full text of the written opinion of Cassel Salpeter, which describes, among other things, the assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion is attached as Annex C. During the meeting, the board also received an update on the results of the due diligence process relating to the proposed merger, the material terms of the Draft Merger Agreement were discussed, including those related party transactions described in“The Merger—Interests of Directors and Executive Officers in the Merger” and representatives of Sichenzia Ross discussed with the board of directors its fiduciary duties in connection with the proposed merger. After a discussion about the terms of the Draft Merger Agreement and other ancillary matters related to the merger contemplated therein and after taking into account all of the factors which had been considered by the board of directors at this meeting, and all of its other meetings, including, without limitation, those described in “The Merger—Gilman's Reasons for the Merger” below, Gilman’s board of directors and the Special Committee determined that the merger is advisable and fair to and in the best interests of Gilman’s shareholders and adopted resolutions authorizing Gilman to enter into the merger agreement substantially in the form of the Draft Merger Agreement and the transactions contemplated thereby. The board also approved the voting and support agreements.

On June 20, 2013, the National board of directors met again by conference call to further discuss and consider the merger agreement and the merger. Representatives of Troutman Sanders and representatives of Houlihan attended the meeting. At the meeting, the board again considered in detail the matters discussed and considered at the June 18, 2013 meeting. Representatives of Troutman Sanders summarized the principal terms and conditions of the form of Draft Merger Agreement, as well as the voting and support agreements and discussed with the board of directors its fiduciary duties in connection with the proposed merger. Representatives of Houlihan then reviewed its financial analyses and methodologies with regard to the merger which are described under “The Merger—Opinion of National's Financial Advisor. Houlihan then delivered its oral opinion, subsequently confirmed in writing, that, based upon and subject to the various assumptions and limitations to be set forth in the written opinion, a draft of which was presented to the directors, the per share merger consideration is fair, from a financial point of view, to the holders of National common stock. The full text of the written opinion of Houlihan, which describes, among other things, the assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion is attached as Annex D. After considering the proposed terms of the merger agreement and the presentations of its advisors, including Houlihan's fairness opinion provided to the National board of directors, and taking into account all of the factors which had been considered by the board of directors at this meeting, the June 18, 2013 meeting and all of its other meetings, including, without limitation, those described in “The Merger—National's Reasons for the Merger” below, the National board approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of National and its stockholders. The board also approved the voting and support agreements.

On June 20, 2013, National, the Merger Sub and Gilman entered into the Agreement and Plan of Merger and related agreements and on June 21, 2013 National and Gilman issued a joint press release announcing the execution of the merger agreement.

National’s Reasons for the Merger

Before approving the merger agreement, the National board of directors consulted with Houlihan Capital, LLC, its financial advisor, outside legal advisors and with National's senior management team. The National board of directors believes that the merger is advisable and in the best interests of its stockholders. In reaching its decisions, the National board of directors considered a variety of factors, including the following:

●

the merger of National and Gilman will potentially result in (i) client assets of $9.0 billion, an increase of 57% from $5.7 billion; (ii) annual revenue of approximately $157.0 million, up 32% from $119 million; (iii) RIA assets of $1.3 billion, an increase of 31% from $1.0 billion; and (iv) the number of National’s registered representatives of over 825, an increase of 21% from 680;

●	the merger will add recurring revenues from managed monies and packaged products to further counter balance more cyclical transactional revenues;

●	the merger will expand National into a new line of business in tax preparation and bring in needed personnel in areas such as insurance and mutual funds;

●	the merger will result in anticipated cost savings by eliminating duplicative expenses associated with public company and broker dealer compliance; and

●

the financial analyses and oral opinion, subsequently confirmed in writing, of Houlihan to the National board of directors that, as of June 20, 2013, the per share merger consideration is fair, from a financial point of view, to the holders of Gilman common stock as more fully described below.

National’s board of directors also considered a variety of potential risks and detriments in its consideration of the merger agreement, including the following:

●	Gilman’s history of operating losses;

●	that the announcement and pendency of the merger could result in the disruption of National’s business, including the possible diversion of management and employee attention;

●	that if the merger is not completed, National may be adversely affected due to potential disruptions in its operation;

●

that National is subject to restrictions on the conduct of its business prior to the consummation of the merger requiring it to conduct its business in the ordinary course consistent with past practice, subject to specified limitations, which may delay or prevent it from undertaking business opportunities that may arise during the pendency of the merger, whether or not the merger is completed; and

●

the risk that, while the merger is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, and as a result, it is possible that the merger may not be completed even if approved by Gilman’s stockholders

The foregoing discussion of the factors considered by the National board is not intended to be exhaustive, but includes the material factors considered by the National board. In view of the large number of factors considered by the National board in connection with the evaluation of the merger agreement and the merger and the complexity of these matters, the National board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching a decision, nor did the National board evaluate whether these factors were of equal importance. In addition, each member of the board may have given different weight to the various factors. The National board’s determinations were based upon the totality of the information considered.

Opinion of National’s Financial Advisor

National retained Houlihan to act as its financial advisor in connection with the transaction pursuant to which National acquired 100% of the common stock of Gilman. Houlihan is an investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, corporate restructurings, and private placements, as well as for corporate and other purposes. National selected Houlihan as its financial advisor on the basis of Houlihan’s experience in performing similar analyses in the context of similar matters, Houlihan’s standing and reputation in the investment community, as well as Houlihan’s familiarity with National, Gilman, and the relevant industry of operations.

On June 20, 2013 Houlihan made a presentation and delivered a written opinion dated June 20, 2013 to National, stating that, as of that date, based upon and subject to the information considered, analyses performed, assumptions made, and limiting conditions for Houlihan’s work (as set forth in Houlihan’s opinion and engagement letter for its assignment), the acquisition of 100% of the common stock of Gilman by National for a total enterprise value consideration of $12.5 million (the “Transaction”) was fair, from a financial point of view, to the shareholders of National.

For purposes of Houlihan’s opinion, Houlihan was advised by National’s management that the composition of the consideration is 25 million shares of National worth approximately $0.30 per share issued to Gilman and the retirement of $5 million of debt that Gilman represents will be all of the outstanding debt on its balance sheet at the closing of the transaction. Therefore, the total enterprise value consideration of the transaction is approximately $12.5 million, and the total equity value consideration (“Equity Consideration”) is approximately $7.5 million. Furthermore, Houlihan was advised that the composition of the consideration as described above may change depending on Gilman’s actual outstanding debt at the closing of the transaction and/or the implementation of an option incentive plan for certain key employees of Gilman.

The full text of Houlihan’s opinion is attached as Annex D to this proxy statement/prospectus. Houlihan’s opinion details the procedures followed, information considered, analyses performed, assumptions made, and qualifications and limitations on the work undertaken by Houlihan in rendering its opinion. The description of Houlihan’s opinion set forth below is qualified in its entirety by reference to the full text of Houlihan’s opinion, as attached. National’s shareholders are urged to read Houlihan’s entire opinion carefully in connection with informing themselves about the proposed transaction and the expected effects of such on the shareholders of National.

Houlihan’s opinion was rendered, and provides Houlihan’s understanding and conclusions, only as of the date of its opinion. Houlihan’s opinion was necessarily based upon financial, economic, market and other conditions as they existed, and could be evaluated, as of the date of its opinion, including Houlihan’s understanding of the transaction, as represented at that time by National’s management. Events occurring after the date of Houlihan’s opinion could materially affect Houlihan’s opinion. Houlihan has not undertaken to update, revise, reaffirm, or withdraw its opinion, nor has it otherwise commented upon events that have occurred, after the date of its opinion. National has not obtained, nor will it obtain, an updated fairness opinion from Houlihan to reflect any differences in circumstances or financial, economic, market, or other conditions as of the date that the transaction is completed. Houlihan’s fairness opinion was approved by Houlihan’s internal fairness committee upon review.

Houlihan’s opinion does not constitute a recommendation as to whether National should complete the transaction.

Process

In arriving at its opinion, Houlihan reviewed and analyzed all of the information that it deemed necessary and appropriate. In particular, Houlihan:

●

Houlihan held discussions and had other communications with certain members of National’s and Gilman’s management regarding the transaction, as well as the historical financial results of and the outlook for National and Gilman’s businesses;

●	Reviewed a Confidential Information Presentation prepared for National by Gilman with the assistance Cassel Salpeter, dated October 2012;

●

Reviewed a Letter of Intent addressed to Cassel Salpeter, written by National and agreed and accepted by Gilman, regarding the National’s indication of interest to acquire 100% of the common stock of Gilman, dated May 9, 2013;

●	Reviewed certain balance sheets forecasting Gilman’s projected debt at the closing of the transaction;

●	Reviewed a draft Agreement and Plan of Merger among National, Merger Sub and Gilman, dated June 7, 2013;

●	Houlihan obtained, reviewed, and/or analyzed certain information relating to the historical, current, and future operations of National and Gilman including, but not limited to, the following:

o	The latest reports on SEC Form 10-Q and SEC Form 10-K, as well as other relevant publicly available documents, as filed with the SEC;

o	Projected financial results for National for the fiscal year ended September 30, 2013, excluding any cash flow or balance sheet projections, prepared by National management; and

o	Projected financial results for Gilman for the fiscal years ending June 30, 2013 through 2018, excluding any cash flow or balance sheet projections, prepared by the Gilman’s management.

●	Houlihan obtained, reviewed, and/or analyzed information regarding the industry in which National and Gilman operate, which included a review of, but was not necessarily limited to, the following:

o	Certain industry research, such as analyst reports and data available from various financial research databases; and

o	Information regarding certain guideline publicly traded companies considered reasonably comparable to National and/or Gilman.

●

Houlihan reviewed certain other relevant, publicly available information, including economic, industry, and information specific to National and/or Gilman, as deemed reasonable and pertinent to this engagement and the associated analyses.

●

Houlihan developed indications of value for National and Gilman using generally accepted valuation methodologies, utilizing information and sources including, but not necessarily limited to, those described above.

As noted above, Houlihan held discussions and had other communications with National’s management, as well as National’s legal advisors, concerning National’s and Gilman’s business and operations, assets, liabilities, present conditions, and future prospects. Further, Houlihan undertook such other studies, analyses, and investigations, as Houlihan deemed relevant and appropriate to perform its assignment.

In preparing its opinion, Houlihan assumed and relied upon the accuracy and completeness of, and did not independently verify, the information supplied or otherwise made available to Houlihan by National and Gilman and National’s advisors, discussed with or prepared for Houlihan, or as was publicly available, and did not make any independent verification of any such information. Houlihan further relied upon the assurance of National’s management and National’s advisors that they were unaware of any facts or circumstances that would make such information substantially incomplete or misleading.

Houlihan did not subject such information to either (i) any independent review by Houlihan or a third party of any kind, or (ii) an audit in accordance with generally accepted auditing standards, such as pursuant to U.S. generally accepted accounting principles, or the Statement on Standards for Prospective Financial Information issued by the American Institute of Certified Public Accountants. Further, the preparation of Houlihan’s opinion did not include a review of any of National’s day-to-day business operations, transactions, or books and records, and cannot be expected to identify any errors, irregularities, or illegal acts, including fraud or defalcations, of National that may exist.

In addition, Houlihan assumed and relied upon the reasonableness and accuracy of National’s and Gilman’s financial projections, forecasts, and analyses provided to Houlihan, and assumed that such projections, forecasts, and analyses were reasonably prepared in good faith and on a basis reflecting the best available judgments and estimates of National’s management. Accordingly, Houlihan did not express an opinion or any other form of assurance regarding the accuracy, completeness, or correctness of such information (or, in the case of projections, forecasts, and analyses the assumptions upon which such were based and their achievability).

Houlihan’s opinion was necessarily based upon economic, market, and other conditions and circumstances as they existed and could be evaluated as of the date of Houlihan’s opinion. Although such conditions and circumstances may have changed or may change in the future, Houlihan neither has, nor had, any obligation to update, revise, or reaffirm its opinion to take into account such potential changes. Further, Houlihan expressed no opinion, and does not and will not express an opinion, as to the fairness of any consideration paid, or any other matters, in connection with any other agreements ancillary to the transaction or any other transaction, unless separately engaged to express such an opinion. Specifically, Houlihan expressed no opinion as to the fairness of the amount or nature of any compensation to any of National’s management, officers, directors, or employees to be received by such parties in connection with or as a result of the transaction or any other matters.

In determining its opinion, Houlihan did not conduct a physical inspection of the properties and facilities of National or Gilman, and did not review any of the books and records of National or Gilman (other than the historical financial statements, as described above). Houlihan neither made nor obtained any evaluations or appraisals from a third party of National’s or Gilman’s assets. Houlihan’s opinion assumed that the transaction would be completed without waiver or modification, by any party thereto, of any of the material terms or conditions, as communicated to Houlihan by National’s management during Houlihan’s procedures to determine its opinion, and that the final form of the transaction would be substantially similar in all material respects to terms and conditions considered by Houlihan in forming its opinion.

Houlihan did not provide advice concerning the structure, or terms and conditions, or the transaction. Houlihan expressed no opinion, and does not express an opinion, as to whether any alternative transaction might have resulted in terms and conditions more favorable to National or its shareholders than those contemplated by the transaction.

In connection with rendering its opinion, Houlihan performed certain financial, comparative, and other analyses, as summarized below. Each of the analyses conducted by Houlihan was carried out to provide a particular perspective of the Equity Consideration contemplated by the transaction and to enhance the total mix of information available. Houlihan did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, to National’s existing shareholders of the Equity Consideration, but rather considered such analyses in the aggregate to determine its opinion.

Further, the below summary of Houlihan’s analyses is not a complete description of the analyses underlying Houlihan’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the particular work steps and assumptions involved in the application of those methods to the particular facts and circumstances. As a result, a fairness opinion is not readily susceptible to partial analysis or summary description. In determining its opinion, Houlihan made certain qualitative judgments as to the relevance of each analysis and with respect to various factors that it considered, as is typical within professional valuation practice.

In addition, Houlihan may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, such that the range of valuations resulting from any particular analysis described below should not be taken to be Houlihan’s view of the value of National’s or Gilman’s assets. The estimates contained in Houlihan’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets are intended to represent a reasonable range of indicated going concern values in their current use and neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Houlihan’s analyses and estimates are inherently subject to substantial uncertainty. Houlihan’s analyses must be considered as a whole. Selecting portions of Houlihan’s analyses or the factors considered therein, without considering all of Houlihan’s analyses and factors collectively, could create an incomplete or misleading view of the processes underlying, and the conclusions determined through, the analyses performed by Houlihan.

The below summaries of Houlihan’s financial reviews and analyses include information presented in tabular format. In order to fully understand Houlihan’s financial reviews and analyses, the below tables must be read together with the accompanying text of each summary, and moreover should be considered in the context of and with an understanding of Houlihan’s full opinion, as attached hereto as Annex D. The tables alone do not constitute a complete description of the financial analyses, such as the methodologies and assumptions underlying the analyses, and, if viewed in isolation, could create an incomplete or misleading view of the financial analyses performed by Houlihan.

Houlihan’s opinion regarding the Equity Consideration contemplated by the transaction was just one of the many factors taken into account by the shareholders in making its determination to approve the transaction, including those described elsewhere in this proxy statement.

Fairness to Existing Shareholders of National

In arriving at its fairness opinion, Houlihan performed a guideline public company analysis and a capitalization of earnings analysis to determine a fair value range for the equity value of National. In addition, Houlihan performed a guideline public company analysis, a discounted cash flow analysis and a capitalization of earnings analysis to determine a fair value range for the equity value of Gilman. Houlihan compared the Equity Consideration to be paid in connection with the contemplated Transaction to the ranges of value indicated by the distinct analyses described below under “Guideline Public Company Analysis”, “Capitalization of Earnings Analysis” and “Discounted Cash Flow Analysis”. The Equity Consideration was considered to be within a reasonable range of the per-share valuation ranges indicated by Houlihan’s guideline public company, discounted cash flow and capitalization of earnings analyses. On this basis, Houlihan concluded that it was of the opinion that the Equity Consideration to be paid in connection with the contemplated transaction was fair, from a financial point of view, to the existing shareholders of National.

Guideline Public Company Analysis – National

A guideline public company analysis reviews the trading multiples of publicly traded companies that are considered reasonably similar to the subject company with respect to industry of operation (business and revenue model), operating characteristics, and, often to a lesser extent, size. Houlihan identified eight guideline public companies that were considered broadly similar to National.

Ticker	Name
AMEX:ICH	Investors Capital Holdings, Ltd.
AMEX:LTS	Ladenburg Thalmann Financial Services Inc.
NYSE:OPY	Oppenheimer Holdings Inc.
NYSE:PJC	Piper Jaffray Companies
NasdaqCM:SIEB	Siebert Financial Corp.
OTCPK:SFNS	Summit Financial Services Group Inc.
NYSE:SWS	SWS Group, Inc.
OTCPK:ZGCO	The Ziegler Companies, Inc.

It was not possible to identify guideline public companies with characteristics identical to National. National’s primary competitors are all either privately held companies or operate as divisions of larger, more diversified organizations for which no market value has been established for the specific division that competes with National. As a result, it is not possible to use such direct competitors as a basis for a comparable company analysis to determine an indicated market value for National. Therefore, Houlihan identified other guideline public companies that are broadly similar to National, but, again, cannot be considered identical to National. Houlihan notes that this is common practice in the professional valuation industry and is considered a generally accepted valuation methodology, since exactly comparable public companies can rarely be identified.

The guideline public companies used by Houlihan were those that most closely resembled National in terms of operating and risk characteristics as of the date of Houlihan’s analysis. In selecting guideline public companies, Houlihan searched for companies engaged in similar lines of business, with similar product/service offerings, customers, and operating and margin structure.

Houlihan calculated multiples of: price divided by adjusted earnings (“Price / LTM Earnings”) and price divided by book value (“Price / LTM Book Value”) and have applied the multiples to the following metrics, respectively:

●	Earnings (Adjusted EBIT less Income Taxes) for the LTM period; and

●	Book Value for the most recent period reported.

The valuation multiples observed within Houlihan’s guideline public company analysis are summarized in the following table:

National Holdings Corporation
Guideline Public Company Analysis - Valuation Multiples

		Price / Normalized Earnings			Price / BV
Ticker	Company Name	LTM	2014E	2015E	LTM
AMEX:ICH	Investors Capital Holdings, Ltd.	NM	N/A	N/A	3.6x
AMEX:LTS	Ladenburg Thalmann Financial Services Inc.	NM	N/A	N/A	5.6x
NYSE:OPY	Oppenheimer Holdings Inc.	10.6x	21.7x	20.7x	0.5x
NYSE:PJC	Piper Jaffray Companies	11.6x	13.8x	12.5x	0.7x
NasdaqCM:SIEB	Siebert Financial Corp.	NM	N/A	N/A	1.1x
OTCPK:SFNS	Summit Financial Services Group Inc.	8.6x	N/A	N/A	1.6x
NYSE:SWS	SWS Group, Inc.	NM	NM	48.7x	0.5x
OTCPK:ZGCO	The Ziegler Companies, Inc.	16.7x	N/A	N/A	1.0x
	Max	16.7x	21.7x	48.7x	5.6x
	75th Percentile	12.9x	19.7x	34.7x	2.1x
	Mean	11.9x	17.7x	27.3x	1.8x
	Median	11.1x	17.7x	20.7x	1.0x
	25th Percentile	10.1x	15.7x	16.6x	0.7x
	Min	8.6x	13.8x	12.5x	0.5x

Houlihan noted that relative to the guideline public companies, National is smaller (e.g., operating revenue, operating EBITDA, total assets), has similar profitability, historical growth, geographical diversification, and access to capital markets / financing, but has a much lower level of leverage (National has no debt). In general, National compares similar to the guideline public companies in terms of profitability, growth, and risk. Based on a review of the financial statistics and consideration of qualitative factors, National appears to represent a similar investment risk relative to the guideline public companies as a group.

In its guideline public company analysis for National, Houlihan applied multiples of Price to LTM Book Value and Earnings. The LTM period that Houlihan relied upon was ended March 31, 2013, which was the most recent historical period of data available. Based on the public company trading data and the considerations noted above, Houlihan concluded that reasonable valuation multiples to estimate a going-concern value for National would approximate range between the minimum and median Adjusted Net Income multiples and the median and 75th percentile for book value multiples as indicated by the guideline public company peer group identified. As a result, Houlihan selected the following multiples to apply to its guideline public company analysis:

	Price / LTM Book Value	Price / LTM Earnings
Selected Multiples - Low	1.90x	9.00x
Selected Multiples - High	2.20x	10.50x

Houlihan calculated the product of National’s respective selected multiples stated above to determine a range of indicated equity values for National. National's financial metrics incorporated within the calculations represent non-controlling-interest level cash flows, a control premium of 20.0% was applied, based on the weighted average median control premium indicated by Houlihan’s control premium study. Finally, Houlihan divided National’s indicated range of equity values by the number of total shares outstanding to determine the indicated range of per-share equity values for National. It is common and generally accepted practice for financial advisors to develop a range of indicated values in this manner to account for the fact that it is difficult, if not impossible, to place an exact value on a company. The range of indicated equity values for National resulting from Houlihan’s guideline public company analysis are presented in the following table:

Indicated Equity Value Range
Multiples	Low	High
Price / Book Value (millions)	$ 24.97	$ 28.91
Price / LTM Earnings (millions)	$ 24.59	$ 28.69

Please be advised that none of the guideline public companies identified and included within Houlihan’s analysis have characteristics identical to National. An analysis of guideline public companies is not purely mathematical; rather it involves complex considerations and professional judgments concerning differences in financial and operating characteristics between those of National and the guideline public companies analyzed, as well as other internal and external factors that could affect the public trading prices of the guideline public companies and, therefore, the implied valuation multiples derived from such.

Because of the differences between National and the guideline public companies, Houlihan did not place a significant amount of weight on the results of its guideline public companies analysis. However, Houlihan does believe that this valuation methodology produced a range of indicated values for the shares that supports its overall conclusion within the broader context of its entire analysis and should be considered in conjunction with the results of the other valuation methodologies that Houlihan applied.

In summary, utilizing a reasonable range of the valuation multiples indicated by the guideline public companies identified (as adjusted for comparability between National and the guideline public companies), Houlihan calculated a range of indicated equity values for National. A summary of the results of Houlihan’s guideline public company analysis is as follows:

Indicated Equity Value Range
Indicated Equity Value (millions)	$ 25.00 to $ 29.00
Indicated Equity Value Per Share	$ 0.28 to $ 0.33

Capitalization of Earnings Analysis - National

A capitalization of earnings analysis estimates the value of a subject company or a subject company’s equity when a representative level of the expected earnings of a business can be estimated and this level of earnings is expected to increase at a constant rate in the future. A capitalization of earnings analysis is dependent on historical financial results and is also dependent on numerous industry-specific and macroeconomic factors. To compensate the investor for the level of risk associated with receiving the expected earnings, the investor expects to receive a rate of return that measures the risk associated with investing in the ownership interest in the business. A capitalization rate measures the rate of return that the investor would expect to receive less the long-term growth rate in the earnings.

The first step in a capitalization of earnings analysis is to determine the cash flow available to invested capital of the subject company. In this instance, Houlihan relied upon historical results for year-ended September 30, 2012 and March 31, 2013 and a forecast prepared and provided by National’s management as of September 30, 2013.

Further, Houlihan considered National’s historical capital expenditures and net working capital levels. The Company’s capital expenditures are expected to remain low and stable, which were determined in conjunction with Management’s representation of future capital expenditures expectations. Net working capital levels for National have historically been slightly negative (current liabilities excluding debt have exceeded current assets excluding cash, cash equivalents, available-for-sale securities, and short-term investments) which led Houlihan to apply no working capital requirements. Some assumptions as included in Houlihan’s analysis inevitably will not materialize and unanticipated events and circumstances may occur, which may cause National’s actual results to vary materially from the assumptions applied in Houlihan’s analysis. A summary of the cash flow available to invested capital is as follows:

	Year-Ended
Capitalization of Earnings Method	9/30/2012	3/31/2013	9/30/2013	Selected
Adjusted Net Income	$1.53	$3.35	$2.47	$2.45
Less: Capital Expenditures				0.60
Less: Additions in Working Capital				0.00
Cash Flow Available to Invested Capital				$1.85

The second step in a capitalization of earnings analysis is to determine a reasonable capitalization rate. For purposes of Houlihan’s analysis, the appropriate capitalization rate is a weighted average cost of capital (“WACC”), calculated using estimates of National’s required rate of return on equity capital and after-tax required rate of return on debt capital (in this instance, National had no debt, so no actual cost of debt was available for National and no debt was included in the model capital structure to calculate National’s estimated WACC) less a long-term growth rate.

Houlihan employed a range of capitalization rates based on National’s estimated WACC. Houlihan determined National’s estimated cost of equity of 18.0% utilizing the build-up method, based on data published by Ibbotson Associates. Houlihan would typically prefer the use of the Capital Asset Pricing Model (“CAPM”); however, the infrequent and illiquid trading of the shares of certain companies in the peer group distorted the calculation of Beta, an important measure of relative risk to the overall market in the CAPM.

Houlihan utilized the 20-year U.S. Treasury Bond yield and market equity risk premium data, as of the date of its analysis. Within the build-up formula, the industry risk premium is a measure of the risk of a particular investment relative to the market for all investment assets. Houlihan analyzed the industry risk premia for companies within National’s industries, and determined an industry risk premium of 2.75%. It is well established in the valuation industry that smaller companies require a higher rate of return. In Houlihan’s analysis of National, Houlihan applied a 6.03% size premium, based on decile 10 published in the 2013 Ibbotson SBBI Valuation Yearbook. Houlihan did not apply a company-specific risk premium in its build-up calculation for National, since Management represented that the financial results reflected the specific cash flows expected for National. Houlihan also estimated an after-tax cost of debt for National utilizing the published composite yield on Moody’s Baa-rated corporate bonds, as of the date of Houlihan’s analysis, and the 40% tax rate. However, Houlihan applied a capital structure of 100% equity and 0% debt to calculate National’s estimate WACC, consistent with National’s actual and historical capital structure. As a result, the estimated after-tax cost of debt did not impact the WACC calculated for National.

Houlihan estimated a long-term growth rate of 3.0% for determining National’s capitalization rate. The long-term growth rate was based on estimates of projected U.S. GDP growth, inflation, and industry growth rates, as well as historical average and median measures of such macro-economic growth rates. Utilizing the base long-term growth rate of 3.0%, a low and high range of long-term growth rates was estimated to be 0.0% and 3.0%.

Houlihan calculated a range of indicated market value of invested capital excluding cash by dividing cash flow available to invested capital by the capitalization rates. Finally, National’s cash and cash equivalents are added and any interest bearing debt is subtracted to determine the indicated value of the National’s equity. It is common and generally accepted practice for financial advisors to develop a range of indicated values in this manner to account for the fact that it is difficult, if not impossible, to place an exact value on a company. A summary of the results of Houlihan’s capitalization of earnings analysis is as follows:

Indicated Equity Value Range
Indicated Equity Value (millions)	$ 26.00 to $ 28.00
Indicated Equity Value Per Share	$ 0.29 to $ 0.32

Miscellaneous Considerations - National

No single guideline public company utilized as a comparison in the above analyses (including for purposes of Houlihan’s guideline public company analysis or capitalization of earnings analysis) is identical to National, and an evaluation of the results of the above referenced analyses is not entirely mathematical. Criteria used to select the peer group guideline public companies for use in the above referenced analyses, as well as to select valuation multiples based on relative characteristics, are inherently subjective. Further, the analyses involve complex considerations and professional judgments concerning relative financial performance, operating characteristics, and other factors that could affect the public trading or other values of the applicable companies, businesses, or transactions analyzed. The above referenced analyses were prepared solely for purposes of Houlihan providing an opinion as to the fairness to National’s existing shareholders, from a financial point of view, of the Equity Consideration contemplated by the proposed Transaction and Houlihan does not purport these analyses to be appraisals or the prices at which companies, assets, or securities actually may be sold, which are inherently subject to uncertainty.

Guideline Public Company Analysis - Gilman

A guideline public company analysis reviews the trading multiples of publicly traded companies that are considered reasonably similar to the subject company with respect to industry of operation (business and revenue model), operating characteristics, and, often to a lesser extent, size. Houlihan identified eleven guideline public companies that were considered broadly similar to Gilman.

Ticker	Name
NYSE:HRB	H&R Block, Inc.
AMEX:ICH	Investors Capital Holdings, Ltd.
NasdaqGM:TAX	JTH Holding, Inc.
AMEX:LTS	Ladenburg Thalmann Financial Services Inc.
OTCBB:National	National Holdings Corporation
NYSE:OPY	Oppenheimer Holdings Inc.
NYSE:PJC	Piper Jaffray Companies
NasdaqCM:SIEB	Siebert Financial Corp.
OTCPK:SFNS	Summit Financial Services Group Inc.
NYSE:SWS	SWS Group, Inc.
OTCPK:ZGCO	The Ziegler Companies, Inc.

It was not possible to identify guideline public companies with characteristics identical to Gilman. In the selection of the guideline public companies, Houlihan noted that Gilman derives approximately 20% of its revenues from tax preparation services and 80% from financial planning services, including brokerage. Within the universe of publicly traded companies, only two companies mainly involved in tax preparation were identified, one of which is significantly larger than Gilman. Nevertheless, it was determined that these companies should be included in the peer group, at least for illustration purposes. The other companies in the peer group are each involved in the investment banking/brokerage industry, with a significant portion of revenue being derived from broker-dealer activity. The majority of Gilman’s competitors within the brokerage industry are all either privately held companies or operate as divisions of larger, more diversified organizations for which no market value has been established for the specific division that competes with Gilman. As a result, it is not possible to use such direct competitors as a basis for a comparable company analysis to determine an indicated market value for Gilman. Therefore, Houlihan identified other guideline public companies that are broadly similar to Gilman, but, again, cannot be considered identical to Gilman. Houlihan notes that this is common practice in the professional valuation industry and is considered a generally accepted valuation methodology, since exactly comparable public companies can rarely be identified.

The guideline public companies used by Houlihan were those that most closely resembled Gilman in terms of operating and risk characteristics as of the date of Houlihan’s analysis. In selecting guideline public companies, Houlihan searched for companies engaged in similar lines of business, with similar product/service offerings, customers, and operating and margin structure.

Houlihan calculated multiples of: price divided by adjusted earnings (“Price / LTM Earnings”) and price divided by book value (“Price / LTM Book Value”) and have applied the multiples to the following metrics, respectively:

●	Earnings (Adjusted EBIT less Income Taxes) for the LTM period; and

●	Book Value for the most recent period reported.

The valuation multiples observed within Houlihan’s guideline public company analysis are summarized in the following table:

Gilman Ciocia, Inc.

Guideline Public Company Analysis - Valuation Multiples

		Price / Normalized Earnings			Price / BV
Ticker	Company Name	LTM	2014E	2015E	LTM
NYSE:HRB	H&R Block, Inc.	17.9x	15.5x	13.6x	6.2x
AMEX:ICH	Investors Capital Holdings, Ltd.	NM	N/A	N/A	3.6x
NasdaqGM:TAX	JTH Holding, Inc.	23.1x	11.0x	9.3x	2.6x
AMEX:LTS	Ladenburg Thalmann Financial Services Inc.	NM	N/A	N/A	5.6x
NYSE:OPY	Oppenheimer Holdings Inc.	10.6x	21.7x	20.7x	0.5x
OTCBB:National	National Holdings Corporation	12.5x	N/A	N/A	2.4x
NYSE:PJC	Piper Jaffray Companies	11.6x	13.8x	12.5x	0.7x
NasdaqCM:SIEB	Siebert Financial Corp.	NM	N/A	N/A	1.1x
OTCPK:SFNS	Summit Financial Services Group Inc.	8.6x	N/A	N/A	1.6x
NYSE:SWS	SWS Group, Inc.	NM	NM	48.7x	0.5x
OTCPK:ZGCO	The Ziegler Companies, Inc.	16.7x	N/A	N/A	1.0x
	Max	23.1x	21.7x	48.7x	6.2x
	75th Percentile	17.3x	17.0x	20.7x	3.1x
	Mean	14.4x	15.5x	21.0x	2.3x
	Median	12.5x	14.6x	13.6x	1.6x
	25th Percentile	11.1x	13.1x	12.5x	0.8x
	Min	11.0x	11.0x	9.3x	0.5x

Houlihan noted that relative to the guideline public companies, Gilman is smaller (e.g., revenue, earnings, total assets), has lower profitability, historical growth, geographical diversification, and has a higher level of leverage. In general, Gilman compares less favorable to the guideline public companies in terms of profitability, growth, and risk. Based on a review of the financial statistics and consideration of qualitative factors, Gilman appears to represent a higher investment risk relative to the guideline public companies as a group. Furthermore, Houlihan note that the Adjusted Net Income for Gilman includes synergies that have not yet been realized. Therefore, the Adjusted Net Income metric represents a forward looking estimate, which should be discounted relative to the peer group’s LTM multiples.

In its guideline public company analysis for Gilman, Houlihan applied multiples of Price to LTM Book Value and Earnings. The LTM period that Houlihan relied upon was ended April 30, 2013, which was the most recent historical period of data available. Based on the public company trading data and the considerations noted above, Houlihan concluded that reasonable valuation multiples to estimate a going-concern value for Gilman would be below the median Adjusted Net Income multiples and above the median for book value multiples as indicated by the guideline public company peer group identified. As a result, Houlihan selected the following multiples to apply to its guideline public company analysis:

	Price / LTM Book Value	Price / LTM Earnings
Selected Multiples - Low	1.50x	4.50x
Selected Multiples - High	2.50x	6.50x

Houlihan calculated the product of Gilman’s respective selected multiples stated above to determine a range of indicated equity values for National. Gilman’s financial metrics incorporated within the calculations represent non-controlling-interest level cash flows, a control premium of 20.0% was applied, based on the weighted average median control premium indicated by Houlihan’s control premium study. Finally, Houlihan divided Gilman’s indicated range of equity values by the number of total shares outstanding to determine the indicated range of per-share equity values for Gilman. It is common and generally accepted practice for financial advisors to develop a range of indicated values in this manner to account for the fact that it is difficult, if not impossible, to place an exact value on a company. The range of indicated equity values for Gilman resulting from Houlihan’s guideline public company analysis are presented in the following table:

Indicated Equity Value Range
Multiples	Low	High
Price / Book Value (millions)	$ 6.52	$ 10.87
Price / LTM Earnings (millions)	$ 9.42	$ 13.60

Please be advised that none of the guideline public companies identified and included within Houlihan’s analysis have characteristics identical to Gilman. An analysis of guideline public companies is not purely mathematical; rather it involves complex considerations and professional judgments concerning differences in financial and operating characteristics between those of Gilman and the guideline public companies analyzed, as well as other internal and external factors that could affect the public trading prices of the guideline public companies and, therefore, the implied valuation multiples derived from such.

Because of the differences between Gilman and the guideline public companies, Houlihan did not place a significant amount of weight on the results of its guideline public companies analysis. However, Houlihan does believe that this valuation methodology produced a range of indicated values for the shares that supports its overall conclusion within the broader context of its entire analysis and should be considered in conjunction with the results of the other valuation methodologies that Houlihan applied.

In summary, utilizing Gilman’s financial results a reasonable range of the valuation multiples indicated by the guideline public companies identified (as adjusted for comparability between Gilman and the guideline public companies), Houlihan calculated a range of indicated equity values for Gilman. A summary of the results of Houlihan’s guideline public company analysis is as follows:

Indicated Equity Value Range
Indicated Equity Value (millions)	$ 8.00 to $ 12.00
Indicated Equity Value Per Share	$ 0.08 to $ 0.12

Discounted Cash Flow Analysis - Gilman

A discounted cash flow analysis estimates the value of a subject company based upon the subject company’s projected future free cash flow, discounted at a rate reflecting risks inherent in the subject company’s business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest, and dividend / distribution payments after providing for ongoing business operations, including capital expenditures. A discounted cash flow analysis is dependent on projections of future financial results and is also dependent on numerous industry-specific and macroeconomic factors.

The first step in a discounted cash flow analysis is to determine the projected net cash flows of the subject company. In this instance, Houlihan relied upon a five-year financial forecast for Gilman prepared and provided by Gilman’s management, including projections of Gilman’s expected future revenues, expenses, acquisitions and personnel hiring. However, based on discussions with National management and a historical analysis of Gilman’s financial statements, Houlihan believes certain growth assumptions are aggressive. In the financial model prepared by Gilman’s management, an estimated two acquisitions occur in the first year of the five-year forecast, and the acquisitions are gradually ramped up to eight transactions in the fifth year of the forecast. National management believes an average of two transactions per year is more realistic for Gilman, which is more in line with the historical average. In addition, Gilman’s expected margin expansion was adjusted downwards, again more in line with its historical financial statements. Furthermore, Gilman’s financial model assumed approximately $3.3 million in synergies would be generated, whereas National management believes it can realistically obtain approximately $2.3 million in synergies. Houlihan assumed synergies of $2.3 million. Lastly, since revenue growth at the end of Gilman’s projections exceeded the estimated long-term growth rate, Houlihan extended Gilman’s management forecast for an additional five years, through 2023, to taper down revenue growth to long-term levels considered sustainable for Gilman.

Beginning with forecasted EBITDA from operations, Houlihan estimated projected debt-free cash flows for Gilman by subtracting depreciation and amortization, as well as income taxes, and then adding back projected depreciation and amortization (since these are non-cash items), subtracting projected capital expenditures, subtracting M&A related payments, subtracting recruiting capital needs, and adding projected decreases (or subtracting projected increases) in net working capital. Some assumptions as included in Houlihan’s analysis inevitably will not materialize and unanticipated events and circumstances may occur, which may cause Gilman’s actual results to vary materially from the projections applied in Houlihan’s analysis, Gilman’s management’s financial forecast, as adjusted by Houlihan based on its professional judgment and discussions with National management, represented National management’s best estimates of future results as of the date of Houlihan’s analysis.

The second step in a discounted cash flow analysis is to discount the projected net cash flows to present value at an appropriate discount rate or estimated risk-adjusted required rate of return. For purposes of Houlihan’s analysis, the appropriate discount rate is a WACC, calculated using estimates of Gilman’s required rate of return on equity capital and after-tax required rate of return on debt capital (in this instance, National expects to retire Gilman’s debt upon the closing of the Transaction so no debt was assumed in the pro-forma capital structure).

Houlihan employed a range of discount rates based on Gilman’s estimated WACC. Houlihan determined Gilman’s estimated cost of equity of 17.5% utilizing the Build-Up Method, based on data published by Ibbotson. Houlihan would typically prefer the use of the CAPM, however, the infrequent and illiquid trading of the shares of certain companies in the peer group distorted the calculated of Beta, an important measure of industry risk relative to the overall market in the CAPM. The Build-Up Method is based on the rationale that the required rate of return on equity is equal to the risk-free rate of return, plus the risk premium for the equity being valued. Houlihan utilized the 20-year U.S. Treasury Bond yield and market equity risk premium data, as of the date of its analysis. Within the build-up formula, the industry risk premium is a measure of the risk of a particular investment relative to the market for all investment assets. Houlihan analyzed the industry risk premia for companies within Gilman’s industries, and determined an industry risk premium of 2.25%. It is well established in the valuation industry that smaller companies require a higher rate of return. In Houlihan’s analysis of Gilman, Houlihan applied a 6.03% size premium, based on decile 10 published in the 2013 Ibbotson SBBI Valuation Yearbook. Houlihan considered a company-specific risk premium in its build-up calculation for Gilman in a range of 0.0% to 2.5% since National management believes the forecast provided by Gilman is aggressive, Gilman’s decline in revenue despite having completed acquisitions in the past, and the uncertain nature of the amount of synergies being realized. Houlihan also estimated an after-tax cost of debt for Gilman utilizing the published composite yield on Moody’s Baa-rated corporate bonds, as of the date of Houlihan’s analysis, and the 40% tax rate. However, Houlihan applied a capital structure of 100% equity and 0% debt to calculate Gilman’s estimated WACC, consistent with Gilman’s expected pro-forma capital structure. As a result, the estimated after-tax cost of debt did not impact the WACC calculated for Gilman.

Houlihan estimated a long-term growth rate of 3.0% for Gilman for use its terminal value calculation, based on estimates of projected U.S. GDP growth, inflation, and industry growth rates, as well as historical average and median measures of such macro-economic growth rates. Utilizing the terminal growth rate of 3.0%, and a reasonable range of discount rates of 17.5% to 20.0% based on the factors discussed above, Houlihan calculated a range of indicated equity values for Gilman. It is common and generally accepted practice for financial advisors to develop a range of indicated values in this manner to account for the fact that it is difficult, if not impossible, to place an exact value on a company. A summary of the results of Houlihan’s discounted cash flow analysis is as follows:

Indicated Equity Value Range
Indicated Equity Value (Rounded to the Nearest $)	$ 7.00 to $11.00

Projected Financial Information - Gilman

In connection with its review of a potential sale of its business, Gilman management prepared financial projections (“Financial Model”). We do not, as a matter of course, create multi-year projections or publicly disclose forward-looking information as to future revenues, earnings, or other financial information. These projections for the fiscal years ending December 31, 2013 to 2017 were created and provided to Houlihan in June 2013.

The summary of the Financial Model being included in this document, as well as the detailed financial projections included within Houlihan’s fairness opinion, are not intended to influence a decision whether to favor the transaction or not, as no further vote of the shareholders is necessary or will be taken to complete the transaction, but are being provided because such projected financial information was available to our National management and its financial advisor. Projections of this type are based on estimates and assumptions that are inherently subject to significant economic, industry, and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond our control. Because the projections cover multiple years, such information, by its nature, becomes less reliable with each successive year. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

In light of the uncertainties inherent in forward-looking information of any kind, we caution against placing undue reliance on any of the information summarized below. For information concerning the variety of factors which may cause the future financial results of Gilman to vary materially from such projected results, please see the “Forward-Looking Statements” section of this information statement. Gilman or National do not intend to update or revise any of the financial projections included in the Financial Model to reflect circumstances existing after the date that such projections were prepared or to reflect the occurrence of future events. None of the financial projections included in the Financial Model should be viewed as a representation by Gilman, National, Houlihan or any of their representatives that the forecasts reflected therein will be achieved.

The financial projections included in the Financial Model were prepared solely for internal use and not for publication or with a view of complying with the published guidelines of the SEC regarding projections or with guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. National’s independent accountants have not compiled, examined, or reviewed any of the projections included in the Financial Model or performed any procedures with respect to such projections, and expressly disclaim any association with them. The financial projections included in the Financial Model do not give any effect to the Transaction. There can be no assurance that the assumptions made in preparing the projections summarized below will prove to be accurate, and the future financial results of Gilman may differ materially from those reflected in such projections, as summarized below.

Financial Projections - Gilman

Management of Gilman provided the Financial Model to National in October 2012 and to Houlihan in June 2013. Based on discussions with Gilman and National management, Houlihan made certain adjustment to the Financial Model. The financial projections are summarized in the following table:

Summary Projected Consolidated Financial Data
(provided on May 22, 2013)

($ in millions)	Fiscal Years Ended June 30,
	2014E	2015E	2016E

Total Revenue	$39.55	$44.56	$50.87
EBITDA	2.98	3.45	4.16
Income From Operations	1.71	1.82	2.06

Note: The projections received by Houlihan included multiple line items for, among other things, commissions, operating expenses, general and administrative expenses, and depreciation.

Summary of Material Assumptions Underlying the Financial Projections - Gilman

The projected financial information included in the Financial Model was based on a number of assumptions. The following outlines the material assumptions underlying such Financial Model:

●	The financial projections incorporated assumptions regarding Gilman’s acquisition strategy, including with respect to the following items:

o	Two acquisitions per year, which are expected to occur at an acquisition multiple of 1.4x revenue.

o	An average revenue size of $750,000 per acquisition, with the target average revenue size growing at 10.0% per year.

●	The financial projections incorporated assumptions regarding Gilman’s recruitment strategy, including with respect to the following items:

o	An aggressive financial planning recruiting strategy, with 59 net cumulative recruits added within the next 5 years.

o	Annual gross revenue of $200,000 per recruit, and a 5.0% gross annual revenue growth rate for the new recruits.

o	An annual recruiting capital need of 30.0% of the gross annual revenue of each recruit.

●	The financial projections incorporated assumptions regarding Gilman’s revenue growth, including with respect to the following items:

o	An existing financial planning revenue growth rate of approximately 4.5% per year.

o	An organic revenue growth rate of 2.0% for Gilman’s existing tax & accounting fee revenue.

o	Additional financial planning revenue through cross-selling opportunities with the newly acquired tax & accounting business, equal to 20.0% of the tax & accounting fees generated by the M&A activity

●	The financial projections incorporated assumptions regarding Gilman’s cots, including with respect to the following items:

o	The ratio of commissions relative to revenue remains constant.

o	Existing expenses increase at the same pace as the organic growth rate in existing revenue.

o	Expenses related to new revenue generated by the M&A activity grows at the same pace as the new revenue.

o	Depreciation & Amortization is based on the Gilman’s current property, plant, and equipment, as well as the addition of Gilman’s anticipated M&A and recruitment amortization; and

o	Capital expenditures keep pace with the rise in depreciation and amortization and increase annually as Gilman grows.

Capitalization of Earnings Analysis - Gilman

A capitalization of earnings analysis estimates the value of a subject company or a subject company’s equity when a representative level of the expected earnings of a business can be estimated and this level of earnings is expected to increase at a constant rate in the future. A capitalization of earnings analysis is dependent on historical financial results and is also dependent on numerous industry-specific and macroeconomic factors. To compensate the investor for the level of risk associated with receiving the expected earnings, the investor expects to receive a rate of return that measures the risk associated with investing in the ownership interest in the business. A capitalization rate measures the rate of return that the investor would expect to receive less the long-term growth rate in the earnings.

The first step in a capitalization of earnings analysis is to determine the cash flow available to invested capital of the subject company. In this instance, Houlihan relied upon historical results for LTM April 30, 2013 and a forecast prepared Gilman’s management and adjusted by Houlihan based on discussions with National management for the year ending June 30, 2013.

Further, Houlihan considered the expected after tax value of the synergies to be realized by National upon consummation of the Transaction, as well as Gilman’s historical capital expenditures and net working capital levels. Gilman’s capital expenditures are expected to remain low and stable, which were determined in conjunction with National management’s representation of future capital expenditures expectations. Net working capital levels for Gilman have historically been slightly negative (current liabilities excluding debt have exceeded current assets excluding cash, cash equivalents, available-for-sale securities, and short-term investments) which Houlihan assumed would continue in the future. While some assumptions as included in Houlihan’s analysis inevitably will not materialize and unanticipated events and circumstances may occur, which may cause Gilman’s actual results to vary materially from the assumptions applied in Houlihan’s analysis. A summary of the cash flow available to invested capital is as follows:

	Year-Ended
Capitalization of Earnings Method	4/30/2013	6/30/2014	Selected
Adjusted Net Income	$2.84	$2.59	$2.57
Less: Capital Expenditures			0.60
Less: Additions in Working Capital			-0.05
Cash Flow Available to Invested Capital			$2.02

The second step in a capitalization of earnings analysis is to determine a reasonable capitalization rate. For purposes of Houlihan’s analysis, the appropriate capitalization rate is the WACC, which was discussed in detail in the Discounted Cash Flow Analysis.

Houlihan estimated a long-term growth rate of 3.0% for determining National’s capitalization rate. The long-term growth rate was based on estimates of projected U.S. GDP growth, inflation, and industry growth rates, as well as historical average and median measures of such macro-economic growth rates. Utilizing the base long-term growth rate of 3.0%, a low and high range of long-term growth rates was estimated to be 0.0% and 3.0%. Houlihan did not add a company specific risk premium, as the Capitalization of Earnings method does not include the same aggressive growth forecast as the Discounted Cash Flow method.

Houlihan calculated a range of indicated market value of invested capital excluding cash by dividing cash flow available to invested capital by the capitalization rates. Finally, Gilman’s expected pro-forma net interest bearing debt is subtracted to determine the indicated value of the Gilman’s equity. It is common and generally accepted practice for financial advisors to develop a range of indicated values in this manner to account for the fact that it is difficult, if not impossible, to place an exact value on a company. A summary of the results of Houlihan’s capitalization of earnings analysis is as follows:

Indicated Equity Value Range
Indicated Equity Value (millions)	$ 6.00 to $ 9.00
Indicated Equity Value Per Share	$ 0.06 to $ 0.09

Miscellaneous Considerations - Gilman

No single guideline public company or comparable transaction target company utilized as a comparison in the above analyses (including for purposes of Houlihan’s guideline public company analysis or discounted cash flow analysis) is identical to Gilman, and an evaluation of the results of the above referenced analyses is not entirely mathematical. Criteria used to select the peer group guideline public companies for use in the above referenced analyses, as well as to select valuation multiples based on relative characteristics, are inherently subjective. Further, the analyses involve complex considerations and professional judgments concerning relative financial performance, operating characteristics, and other factors that could affect the public trading, M&A total consideration, or other values of the applicable companies, businesses, or transactions analyzed. The above referenced analyses were prepared solely for purposes of Houlihan providing an opinion as to the fairness to Gilman’s existing limited partners, from a financial point of view, of the Equity Consideration contemplated by the proposed Transaction and Houlihan does not purport these analyses to be appraisals or the prices at which companies, assets, or securities actually may be sold, which are inherently subject to uncertainty.

Conclusion

In determining the fairness of the Transaction, from a financial point of view, to National and its shareholders, Houlihan considered the following factors:

●

Houlihan considered the terms of transaction as described in the draft Agreement and Plan of Merger and the Letter of Intent and based on discussions with National management. For purposes of its opinion, Houlihan was advised by National’s management that National will issue 25 million shares at $0.30 per share to Gilman, and will retire $5 million of debt that Gilman represents will be all of the outstanding debt on its balance sheet at the closing of the transaction, for a total enterprise value consideration of $12.5 million. Furthermore, Houlihan was advised that the composition of the consideration as described above may change depending on Gilman’s actual outstanding debt at the closing of the transaction and/or the implementation of an option incentive plan for certain key employees of Gilman.

●

Houlihan also considered the going concern fair value of National indicated by several standard and generally accepted valuation methodologies, all using information provided by National management and certain research, such as data from established financial research databases and authoritative valuation literature.

o	Within the Guideline Public Company Method, Houlihan considered information regarding certain guideline publicly traded companies considered reasonably comparable to National.

o

Within the Capitalization of Earnings Method, Houlihan considered historical financial data for National obtained from SEC filings and projected financial data provided by National management, as well as an appropriate discount rate for National.

●

Houlihan further considered the historical and current market prices of National. While trading of National’s stock is illiquid and infrequent, the valuation range derived based on the above mentioned valuation methodologies indicates a range of fair value of the equity of National close to its recent publicly traded price.

●

As detailed herein, the generally accepted valuation methodologies utilized indicated ranges of fair values for the National’s equity, that approximate the $0.30 per share consideration contemplated by the transaction. Houlihan believes that this contributes to the Transaction being fair, from a financial point of view.

●

In addition, Houlihan also considered the going concern fair value of Gilman indicated by several standard and generally accepted valuation methodologies, all using information provided by National and Gilman management and certain research, such as data from established financial research databases and authoritative valuation literature.

o	Within the Guideline Public Company Method, Houlihan considered information regarding certain guideline publicly traded companies considered reasonably comparable to Gilman.

o

Within the Capitalization of Earnings Method, Houlihan considered historical financial data for Gilman obtained from SEC filings and projected financial data provided by Management, as well as an appropriate discount rate for Gilman.

o

Within the Discounted Cash Flow Method, Houlihan considered Gilman expected future cash flows prepared by Gilman and adjusted by National management and Houlihan, as well as an appropriate discount rate for Gilman.

●

Houlihan further considered the historical and current market prices of Gilman. Trading of Gilman’s stock is illiquid and infrequent, and the equity valuation range derived based on the above mentioned valuation methodologies indicates a range of fair value of the equity of Gilman above its recent publicly traded price. However, Houlihan believes this is due to the synergies to be realized upon consummation of the Transaction, and notes that the publicly traded enterprise value of Gilman is only slightly below the low end of the enterprise value range based on the above mentioned valuation methodologies.

●

As detailed herein, the generally accepted valuation methodologies utilized indicated ranges of fair values for the Gilman’s equity, that approximate the $7.5 million equity consideration contemplated by the Transaction. Houlihan believes that this contributes to the Transaction being fair, from a financial point of view.

●	Based upon the foregoing, Houlihan concluded that, as of the date hereof, the transaction is fair, from a financial point of view, to National and its existing shareholders.

Houlihan Capital, LLC

Houlihan is an investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, corporate restructurings, and private placements, as well as for corporate and other purposes. National selected Houlihan as its financial advisor on the basis of Houlihan’s experience in performing similar analyses in the context of similar matters, Houlihan’s standing and reputation in the investment community, as well as Houlihan’s familiarity with National, Gilman, and the relevant industry of operations.

In June 2013, National engaged Houlihan to render an opinion, as to whether, on the date of such opinion, the proposed Transaction is fair, from a financial point of view, to National’s existing shareholders. Houlihan’s fee for rendering such opinion was $60,000, which was earned and payable at the time the opinion was delivered to the general partner. National has agreed to indemnify Houlihan for certain liabilities that may arise out of Houlihan’s engagement to render its opinion.

During the past two years, Houlihan has not provided any investment banking or other services to National, Gilman, the board of directors, or any of its affiliates. Neither Houlihan, nor its employees, have any direct or beneficial financial interest in National or Gilman.

Gilman’s Reasons for the Merger and Recommendation of Gilman’s Board of Directors

Before approving the merger agreement, the Gilman board of directors consulted with Cassel Salpeter, its financial advisor, outside legal advisors, the Special Committee and with Gilman's senior management team. The Gilman board of directors and the Special Committee believe that the merger is advisable and in the best interests of Gilman’s stockholders. In reaching its decisions, the Gilman board of directors considered a variety of factors, including the following:

●	the review undertaken by Gilman’s board of directors and management, with the assistance of its financial and legal advisors, with respect to the strategic alternatives available to Gilman;

●

the business strategy and strategic plan of Gilman and its prospects for the future as an independent institution, including the risks inherent in a successful execution of its strategic plan, its projected financial results, and expectations relating to the proposed merger with National;

●	a review of the challenges facing Gilman in the current competitive, economic, financial and regulatory climate, and the potential benefits of aligning Gilman with a larger organization;

●	a review of the anticipated cost savings by eliminating duplicative expenses associated with being a public company and with broker dealer compliance and operations;

●	the consistency of the merger with Gilman’s long-term strategic plan to seek profitable future expansion, leading to continued growth in overall shareholder value;

●

a review of the historical financial statements and condition of Gilman and certain other internal information, primarily financial in nature, relating to the business, earnings and balance sheet of Gilman and Gilman’s indebtedness that would be extinguished as a result of the merger;

●

a review of the historical financial statements and condition of National and certain other information, primarily financial in nature, relating to the business, earnings and financial condition of National;

●	its review and discussions with Gilman’ management and its financial and legal advisors concerning the due diligence examination of National;

●	the complementary nature of the businesses of Gilman and National and the anticipated improved stability of the combined company’s business and earnings in varying economic and market climates;

●

the belief of Gilman’s senior management that the management teams and employees of Gilman and National possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, talent;

●

the financial strength of National based on National historical revenues and revenue expectations over the near and long term and the potential access to capital from National to strengthen Gilman’s business;

●	the increased liquidity the merger consideration may provide to Gilman’s shareholders;

●

the financial and other terms of the merger agreement, including the exchange ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

●

the ability of Gilman’s shareholders to benefit from National’s potential growth since it is more likely that the combined entity will have superior future earnings and prospects compared to Gilman’s earnings and prospects on an independent basis as the result of greater operating efficiencies and better penetration of target markets;

●	the ability of National to complete a merger transaction from a financial and regulatory perspective;

●

the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

●	the potential continued representation of certain of Gilman’s management on the management team of the combined entity;

●	the nature and amount of payments and other benefits to be received by Gilman management in connection with the merger;

●	the anticipated effect of the acquisition on Gilman’ employees;

●

the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable time frame, particularly in light of the fact that National has transition experience due to successfully completed acquisitions in the past; and

●

the financial analysis reviewed by Cassel Salpeter with the Gilman board of directors, and the oral opinion of Cassel Salpeter to the Gilman board of directors (which was subsequently confirmed in writing by delivery of Cassel Salpeter’s written opinion dated the same date), as to, as of June 19, 2013, the fairness, from a financial point of view, to the holders of Gilman common stock of the exchange ratio in the merger pursuant to the merger agreement.

Gilman’s board of directors also considered a variety of potential risks and detriments in its consideration of the merger agreement, including the following:

●	that the announcement and pendency of the merger could result in the disruption of Gilman’s business, including the possible diversion of management and employee attention;

●	that if the merger is not completed, Gilman may be adversely affected due to potential disruptions in its operation;

●

that Gilman is subject to restrictions on the conduct of its business prior to the consummation of the merger requiring it to conduct its business in the ordinary course consistent with past practice, subject to specified limitations, which may delay or prevent it from undertaking business opportunities that may arise during the pendency of the merger, whether or not the merger is completed; and

●

the risk that, while the merger is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, and as a result, it is possible that the merger may not be completed even if approved by Gilman’s stockholders.

The foregoing discussion of the factors considered by the Gilman board is not intended to be exhaustive, but includes the material factors considered by the Gilman board. In view of the large number of factors considered by the Gilman board in connection with the evaluation of the merger agreement and the merger and the complexity of these matters, the Gilman board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching a decision, nor did the Gilman board evaluate whether these factors were of equal importance. In addition, each member of the board may have given different weight to the various factors. The Gilman board’s determinations were based upon the totality of the information considered.

Opinion of Gilman’s Financial Advisor

On June 19, 2013, Cassel Salpeter rendered its oral opinion to the Gilman board (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated the same date), as to, as of June 19, 2013, the fairness, from a financial point of view, to the holders of Gilman common stock of the exchange ratio in the merger pursuant to the merger agreement.

The summary of the opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. However, neither Cassel Salpeter’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the proposed merger.

The opinion was addressed to the Gilman board for the use and benefit of the members of the Gilman board (in their capacities as such) in connection with the Gilman board’s evaluation of the merger. Cassel Salpeter’s opinion may not be used for any other purpose without Cassel Salpeter’s prior written consent. Neither the opinion nor the summary of the opinion and related analyses set forth in this proxy statement/prospectus is intended to and they do not constitute advice or a recommendation to any of the holders Gilman common stock or any other security holders as to how such holder should vote or act with respect to any matter relating to the merger or otherwise. Cassel Salpeter’s opinion should not be construed as creating any fiduciary duty on Cassel Salpeter’s part to Gilman or any other party to the merger agreement, any security holder of Gilman or such other party, any creditor of Gilman or such other party, or any other person. Cassel Salpeter’s opinion was just one of the several factors the Gilman board took into account in making its determination to approve the merger, including those described elsewhere in this proxy statement/prospectus.

The opinion only addressed whether, as of the date of such opinion, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of Gilman common stock. It did not address any other terms, aspects, or implications of the merger or the merger agreement, including without limitation, any new capital raising transaction by National in connection with the repayment of indebtedness of Gilman contemplated by the merger (other than assuming the consummation thereof prior to the merger). In addition, the opinion did not address (i) any term or aspect of the merger that is not susceptible to financial analyses, (ii) the fairness of the merger or the exchange ratio to any other security holders of Gilman, National or any other person or any creditors or other constituencies of the Gilman, National or any other person, (iii) the appropriate capital structure of National, (iv) the dilutive or other effects of any capital raising transactions by National in connection with the repayment of indebtedness of Gilman contemplated by the merger on the security holders of National following the merger, or (v) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio or otherwise. Cassel Salpeter did not express any opinion as to what the value of shares of National common stock actually will be when issued to the holders of Gilman common stock pursuant to the merger or the prices at which shares of National common stock or Gilman common stock may trade, be purchased or sold at any time.

The opinion did not address the relative merits of the merger as compared to any alternative transaction or business strategy that might exist for Gilman, or the merits of the underlying decision by Gilman to engage in or consummate the merger.

Cassel Salpeter’s analysis and opinion were necessarily based upon market, economic, and other conditions, as they exist on, and could be evaluated as of the date of the opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, Cassel Salpeter did not assume any obligation to update, review, or reaffirm the opinion to the Gilman board or any other person or otherwise to comment on or consider events occurring or coming to Cassel Salpeter’s attention after the date of the opinion.

In arriving at its opinion, Cassel Salpeter made such reviews, analyses, and inquiries as Cassel Salpeter deemed necessary and appropriate under the circumstances. Among other things, Cassel Salpeter:

●	Reviewed a draft, dated June 19, 2013, of the merger agreement.

●

Reviewed certain publicly available financial information and other data with respect to Gilman and National that Cassel Salpeter deemed relevant, including their respective Annual Reports on Form 10-K for the most recent fiscal year, certain Quarterly Reports on Form 10-Q for periods subsequent thereto, certain other communications to stockholders, and certain other publicly available filings with the Securities and Exchange Commission.

●

Reviewed certain other information and data with respect to Gilman and National made available to Cassel Salpeter by Gilman and National, including financial estimates with respect to the financial performance of the Company for the fiscal year ending June 30, 2013, prepared by management of Gilman (the “Gilman Financial Estimates”), financial estimates with respect to the financial performance of National for the fiscal year ending September 30, 2013, prepared by management of National (the “National Financial Estimates”), and other internal financial information furnished to Cassel Salpeter by or on behalf of Gilman and National.

●	Considered and compared the financial and operating performance of Gilman and National with that of other companies with publicly traded equity securities that Cassel Salpeter deemed relevant.

●	Considered the publicly available financial terms of certain transactions that Cassel Salpeter deemed relevant.

●	Considered the relative historical trading prices of Gilman common stock to National common stock.

●	Discussed the business, operations, and prospects of Gilman and National and the proposed merger with Gilman’s and National’s management and certain of Gilman’s and National’s representatives.

●	Conducted such other analyses and inquiries, and considered such other information and factors, as Cassel Salpeter deemed appropriate.

In arriving at its opinion, Cassel Salpeter, with the Gilman board’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to it or available from public sources, and Cassel Salpeter further relied upon the assurances of Gilman’s and National’s management that they were not aware of any facts or circumstances that would have made any such information inaccurate or misleading. Cassel Salpeter is not legal, tax, environmental, or regulatory advisors, and Cassel Salpeter did not express any views or opinions as to any legal, tax, environmental, or regulatory matters relating to Gilman, National, the merger, or otherwise. Cassel Salpeter understood and assumed that Gilman had obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax, environmental, regulatory, and other professionals. The Gilman board also advised Cassel Salpeter and Cassel Salpeter assumed that the Gilman Financial Estimates and the National Financial Estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Gilman and National with respect to their respective future financial performance. Gilman advised Cassel Salpeter that Gilman did not regularly prepare projections with respect to its future financial performance, and as the Gilman board was aware, Cassel Salpeter was advised by the management of National that National did not regularly prepare projections with respect to the future financial performance of National. Consequently, at the Gilman board’s direction, Cassel Salpeter relied upon the Gilman Financial Estimates and the National Financial Estimates, which the Gilman board advised Cassel Salpeter and directed Cassel Salpeter to assume were a reasonable basis upon which to analyze and evaluate Gilman and National and form an opinion. Cassel Salpeter expressed no view with respect to the Gilman Financial Estimates or National Financial Estimates or, in either case, the assumptions on which they were based. With respect to the cost savings and synergies anticipated to result from the merger, Cassel Salpeter assumed that such cost savings and synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Gilman and National as to such cost savings and synergies and would be realized in the amounts and the times indicated thereby. Cassel Salpeter did not evaluate the solvency of Gilman, National or any other party to the merger, the fair value of Gilman, National or any of their respective assets or liabilities, or whether Gilman or National or any other party to the merger is paying or receiving reasonably equivalent value in the merger under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did Cassel Salpeter evaluate, in any way, the ability of Gilman, National or any other party to the merger to pay its obligations when they come due. Cassel Salpeter did not physically inspect Gilman’s or National’s properties or facilities and did not make or obtain any evaluations or appraisals of Gilman’s or National’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). Cassel Salpeter did not attempt to confirm whether Gilman or National had good title to their respective assets. Cassel Salpeter’s role in reviewing any information was limited solely to performing such reviews as Cassel Salpeter deemed necessary to support its own advice and analysis and was not on behalf of the Gilman board, Gilman, or any other party.

Cassel Salpeter assumed, with the Gilman board’s consent, that the merger would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the merger, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Gilman, National or the merger. Cassel Salpeter also assumed, with the Gilman board’s consent, that the final executed form of the merger agreement would not differ in any material respect from the draft Cassel Salpeter reviewed and that the merger would be consummated on the terms set forth in the merger agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof material to Cassel Salpeter’s analyses or Cassel Salpeter’s opinion. Cassel Salpeter also assumed that the representations and warranties of the parties to the merger agreement contained therein were true and correct and that each such party would perform all of the covenants and agreements to be performed by it under the merger agreement. Cassel Salpeter offered no opinion as to the contractual terms of the merger agreement or the likelihood that the conditions to the consummation of the merger set forth in the merger agreement would be satisfied. Cassel Salpeter assumed that for U.S. federal tax income purposes the merger would qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

In connection with preparing its opinion, Cassel Salpeter performed a variety of financial analyses. The following is a summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither Cassel Salpeter’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Cassel Salpeter assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, Cassel Salpeter did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, Cassel Salpeter believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by Cassel Salpeter in preparing the opinion.

The implied multiple ranges indicated by Cassel Salpeter’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, Cassel Salpeter’s analyses are inherently subject to substantial uncertainty.

The following summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses Cassel Salpeter performed.

For purposes of its analyses, Cassel Salpeter reviewed a number of financial metrics including:

●     Total Invested Capital — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its debt (the value of its outstanding capital structure indebtedness, preferred stock and minority interests).

●     EBITDA — generally the amount of the relevant company’s earnings before interest expense on capital structure debt, taxes, depreciation and amortization for a specified time period.

Cassel Salpeter was advised that the exchange ratio of 0.248843451 shares of National common stock per share of Gilman common stock was subject to adjustment as provided in the merger agreement. For purposes of its analysis and opinion, Cassel Salpeter relied upon and assumed, at Gilman management’s direction, that the adjustment would reduce the exchange ratio to 0.241931133 of a share of National common stock per share of Gilman common stock.

Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analyses described below were as of June 18, 2013, and estimates of financial performance for Gilman and National were for the fiscal years ending June 30, 2013 and September 30, 2013, respectively, and were based on the Gilman Financial Estimates and the National Financial Estimates. Estimates of financial performance for the selected companies listed below for the calendar years ending December 31, 2013 and 2014 were based on publicly available research analyst estimates for those companies. In the selected companies analyses, estimates of EBITDA for the selected companies were adjusted to exclude unusual and extraordinary expenses and income and to include interest income and interest expense on operating debt. In the selected transactions analyses, historical EBITDA for the target companies were adjusted to include interest income.

Selected Companies Analysis

Cassel Salpeter considered certain financial data for Gilman and National and selected companies with publicly traded equity securities Cassel Salpeter deemed relevant. The selected companies with publicly traded equity securities were:

●	Oppenheimer Holdings, Inc.
●	Ladenburg Thalmann Financial Services Inc.
●	SWS Group, Inc.
●	FBR & Co.
●	JMP Group, Inc.
●	Investors Capital Holdings, Inc.
●	Summit Financial Services
●	Siebert Financial Corp.

The financial data reviewed included:

●	total invested capital as multiple of revenue for the latest twelve month period, or LTM revenue
●	total invested capital as multiple of projected EBITDA for the latest twelve month period, or LTM EBITDA.
●	market value as multiple of book value

Cassel Salpeter calculated the following multiples with respect to the selected companies:

Total Invested Capital Multiple of	High	Mean	Median	Low
LTM revenue	2.18x	1.00x	0.76x	0.19x
LTM EBITDA	54.7x	18.1x	9.2x	3.5x
Market Value Multiple of
book value	5.8x	1.9x	1.2x	0.5x

Taking into account the results of the selected companies analysis, Cassel Salpeter applied multiple ranges to corresponding financial data for Gilman and National. Cassel Salpeter applied multiples of 0.25x to 0.30x to Gilman’s and National’s respective LTM revenue, 8.0x to 9.0x to Gilman’s and National’s respective LTM EBITDA, and 1.6x to 2.1x to Gilman’s and National’s respective book value. The selected companies analysis indicated an implied exchange ratio reference range of 0.121 to 0.185 of a share of National common stock per share of Gilman common stock, as compared to the exchange ratio provided for in the merger, as adjusted per Gilman management, of 0.241931133 of a share of National common stock per share of Gilman common stock.

None of the selected companies have characteristics identical to Gilman or National. An analysis of selected publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected Transactions Analysis

Cassel Salpeter considered certain financial data for Gilman and National and the financial terms of the following business transactions Cassel Salpeter deemed relevant. The selected transactions were:

Target	Acquirer
Woodbury Financial Services, Inc.	AIG Advisor Group, Inc.
The Edelman Financial Group, Inc.	Lee Equity Partners LLC
Securities America Financial Corporation	Ladenburg Thalmann Financial Services, Inc.
Miller/Russell & Associates, Inc.	Management Group
H&R Block Financial Advisors, Inc.	Ameriprise Financial, Inc.
Triad Advisors, Inc.	Ladenburg Thalmann Financial Services, Inc.
M.L.Stern & Co., LLC	SWS Group, Inc.
vFinance, Inc.	National Holdings Corporation

The financial data reviewed included:

●	total invested capital (calculated based on the consideration paid in the relevant transaction) as multiple of revenue for the trailing twelve month period, or TTM revenue
●	total invested capital as multiple of EBITDA for the trailing twelve months period, or TTM EBITDA.
●	total price paid as a multiple of book value

Total Invested Capital Multiple of	High	Mean	Median	Low
TTM revenue	1.86x	0.70x	0.42x	0.19x
TTM EBITDA	22.1x	13.5x	10.5x	7.7x
Total Price Paid Multiple of
book value	9.1x	3.3x	1.0x	0.4x

Taking into account the results of the selected transaction analysis, Cassel Salpeter applied multiple ranges to corresponding financial data for Gilman and National. Cassel Salpeter applied multiples of 0.30x to 0.35x to Gilman’s and National’s respective LTM revenue, 9.0x to 10.0x to Gilman’s and National’s respective LTM EBITDA, and 2.0x to 2.5x to Gilman’s and National respective book value. The selected transactions analysis indicated an implied exchange ratio reference range of 0.132 to 0.219 of a share of National common stock per share of Gilman common stock, as compared to the exchange ratio provided for in the merger, as adjusted per Gilman management, of 0.241931133 of a share of National common stock per share of Gilman common stock.

None of the target companies in the selected transactions have characteristics identical to Gilman or National. Accordingly, an analysis of selected business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed.

Historical Implied Exchange Ratio Review

Cassel Salpeter reviewed the daily closing prices for the shares of Gilman common stock and National common stock over the period from June 19, 2012 to June 18, 2013. For each trading day during that period, Cassel Salpeter derived the implied historical exchange ratio by dividing the closing price per share of Gilman common stock by the closing price per share of National common stock. The following table shows the mean, median, high and low implied historical exchange ratios for the periods indicated:

Time Period	Mean	Median	High	Low
1-Year	0.134	0.133	0.238	0.062
150-Trading Days	0.141	0.138	0.238	0.086
120-Trading Days	0.135	0.135	0.237	0.086
90-Trading Days	0.136	0.140	0.194	0.086
30-Trading Days	0.137	0.138	0.156	0.118
5-Trading Days	0.121	0.122	0.122	0.118

Other Matters Relating to Cassel Salpeter’s Opinion

As part of its investment banking business, Cassel Salpeter regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. Cassel Salpeter is a recognized investment banking firm that has substantial experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets and other transactions.

Cassel Salpeter received a $75,000 fee for rendering its opinion, no portion of which was contingent upon the completion of the merger. Cassel Salpeter also acted as financial advisor to the Gilman board in connection with, and has participated in negotiations leading to, the merger, and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the merger. A portion of such contingent fee may be payable in restricted shares of National common stock. Cassel Salpeter previously acted as financial advisor to the board of directors of National in connection with National’s January 2013 private placement and recapitalization and Cassel Salpeter was paid a fee for such services which was not contingent on the completion of National’s January 2013 private placement and recapitalization. In addition, Gilman agreed to reimburse Cassel Salpeter for certain expenses incurred by it in connection with its engagement and to indemnify Cassel Salpeter and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. The Cassel Salpeter opinion was approved by a Cassel Salpeter committee authorized to approve opinions of such nature.

Treatment of Stock Options and Warrants

The merger agreement provides that at the effective time of the merger, there will be no options or warrants to purchase Gilman common stock outstanding. Accordingly, each outstanding option to purchase shares of Gilman common stock granted under Gilman stock award plans will be cancelled as of the effective time of the merger. There are no warrants to purchase shares of Gilman common stock presently outstanding.

As incentive to continued employment or retention, National shall issue following the merger five-year options to purchase an aggregate of 1,750,000 shares of National common stock to certain employees and independent contractors of Gilman at an exercise price of $0.50 per share.

Financing Matters

At closing National is required to pay off assumed indebtedness of Gilman of up to $5,400,000. The obligation to complete the merger is not subject to National securing financing to pay off the assumed indebtedness. National may payoff the assumed indebtedness though equity financing.

Interests of Directors and Executive Officers in the Merger

Gilman Stock Ownership

As of June 30, 2013, directors and executive officers of Gilman and their affiliates beneficially owned approximately 70.3% of the outstanding shares of Gilman common stock and will receive approximately 75,509,125 shares of National common stock in the merger (assuming that National issued 24,000,000 shares of its common stock in the merger).

Board of Directors

Following the closing of the merger, National has agreed to appoint two persons, nominated by the board of directors of Gilman and reasonably acceptable to National, to serve as Class I members of the board of directors of National and to nominate such persons for election at the next election of Class I directors of National.

Continued D&O Liability Insurance

Continued directors' and officers' liability insurance coverage for three years following the effective time of the merger and indemnification coverage for Gilman's current officers and directors as provided under Gilman's certificate of incorporation and bylaws.

Voting and Support Agreements

Each of Michael Ryan (Gilman’s Chief Executive Officer and President), Carole Enisman (former Executive Vice President of Operations and Michael Ryan’s wife), Ted Finkelstein (Gilman’s Vice President, General Counsel and Secretary), Edward Cohen (Gilman director), Fredrick Wasserman (Gilman director), John Levy (Gilman director), Allan Page (Gilman director), James Ciocia (Gilman director), Prime Partners II, LLC (company controlled by Michael Ryan), Prime Partners, Inc. (company controlled by Michael Ryan), Wynnefield Partners Small Cap Value L.P. I, Wynnefield Partners Small Cap Value L.P., Wynnefield Small Cap Value Offshore Fund, Ltd. and Dennis Conroy (Gilman’s former Chief Accounting Officer) (each a “voting stockholder” and collectively, the “voting stockholders”) have each entered into a voting and support agreement with National and Merger Sub under which they agreed, among other things, to vote certain shares of Gilman common stock as to which they have the right to vote (58,439,849 shares, or 60.3% of the outstanding shares of Gilman common stock on the record date) in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, subject to their right to approve a superior proposal.

Change-in-Control Agreements

Ted Finkelstein is entitled to a change-in-control payment in the event of voluntary or involuntary termination resulting from the merger in an amount equal to $185,000. See “The Merger—Golden Parachute Compensation” beginning on page 78 for additional information with respect to the compensation that Ted Finkelstein may receive in connection with the merger.

Repayment of Related Party Debt

In connection with the closing of the merger, National will pay off up to $5,400,000 of outstanding indebtedness of Gilman which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries. Such outstanding indebtedness, which is referred to as assumed indebtedness, includes notes in the aggregate principal amount of $78,000 issued to Michael Ryan, notes in the aggregate principal amount of $260,000 issued to Carole Enisman, a note in the principal amount of $101,640 issued to Prime Partners, Inc., a company under the control of Michael Ryan, and notes in the aggregate principal amount of $600,000 issued to three trusts of which James Ciocia, Chairman of the Gilman’s board, is the trustee.

Michael Ryan Employment Agreement

In connection with the closing of the merger, Michael Ryan, Gilman’s President and Chief Executive Officer, will enter into an employment agreement with National relating to his continued employment at Gilman after the effective time of the merger, in the form attached to the merger agreement.

The Gilman board of directors was aware of and considered these interests, among other matters, in reaching its decision to approve and adopt the merger agreement and recommend that the Gilman stockholders adopt the merger agreement.

Dissenter's Rights

Under the DGCL, if you do not wish to accept the per share merger consideration provided for in the merger agreement, you have the right to seek appraisal of your shares of Gilman common stock and to receive payment for the fair value of your shares of Gilman common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The “fair value” of your shares of Gilman common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration per share that you are otherwise entitled to receive under the terms of the merger agreement. These rights are known as appraisal rights. Gilman stockholders who do not vote in favor of the proposal to adopt the merger agreement, who properly demand appraisal for their shares of Gilman common stock in compliance with the provisions of Section 262 of the DGCL, or “Section 262,” and who hold of record shares of Gilman common stock through the effective time of the merger will be entitled to appraisal rights. Strict compliance with the statutory procedures in Section 262 is required. Failure to follow precisely any of the statutory requirements will result in the loss of your appraisal rights.

This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262, the full text of which appears in Annex E to this proxy statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under Section 262, when a merger agreement is to be submitted for adoption at a meeting of stockholders, the company submitting the matter to a vote of stockholders must notify the stockholders that appraisal rights will be available not less than twenty days before the meeting to vote on the transaction. A copy of Section 262 must be included with such notice. This proxy statement/prospectus constitutes Gilman's notice to its stockholders that appraisal rights are available in connection with the merger and the full text of Section 262 is attached to this proxy statement/prospectus as Annex E, in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex E. Failure to comply timely and properly with the requirements of Section 262 will result in the loss of your appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of Gilman common stock, Gilman believes that if a stockholder is considering exercising such rights, such stockholder should seek the advice of legal counsel.

If you wish to demand appraisal of your shares of Gilman common stock, you must satisfy each of the following conditions: You must deliver to Gilman a written demand for appraisal of your shares of Gilman common stock before the vote is taken to approve the proposal to adopt the merger agreement, which must reasonably inform Gilman of the identity of the holder of record of shares of Gilman common stock who intends to demand appraisal of his, her or its shares of Gilman common stock; and you must not vote or submit a proxy in favor of the proposal to adopt the merger agreement.

If you fail to comply with either of these conditions and the merger is completed, you will be entitled to receive the merger consideration for your shares of Gilman common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Gilman common stock. A holder of shares of Gilman common stock wishing to exercise appraisal rights must hold of record the shares of Gilman common stock on the date the written demand for appraisal is made and must continue to hold such shares of Gilman common stock of record through the effective time of the merger, because appraisal rights will be lost if such shares of Gilman common stock are transferred prior to the effective time of the merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must either submit a proxy containing instructions to vote against the proposal to adopt the merger agreement or abstain from voting on the proposal to adopt the merger agreement. Voting against or failing to vote for the proposal to adopt the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the proposal to adopt the merger agreement.

All demands for appraisal should be addressed to Ted Finkelstein, Gilman's Secretary, at Gilman Ciocia, Inc., 11 Raymond Avenue, Poughkeepsie, New York 12603, and must be delivered before the vote is taken to approve the proposal to adopt the merger agreement at the Gilman special meeting. The demand must reasonably inform Gilman of the identity of the stockholder and the intention of the stockholder to demand appraisal of the “fair value” of his, her or its shares of Gilman common stock. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the special meeting of Gilman stockholders will constitute a waiver of appraisal rights.

Only a holder of record of shares of Gilman common stock is entitled to demand an appraisal of the shares registered in that holder’s name. Accordingly, to be effective, a demand for appraisal by a stockholder of Gilman common stock must be made by, or in the name of, the record stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s) or in the transfer agent’s records, in the case of uncertificated shares, should specify the stockholder’s mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares in connection with the merger. The demand cannot be made by the beneficial owner if he or she does not also hold the shares of Gilman common stock of record. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand with respect to those shares of Gilman common stock. If you hold your shares of Gilman common stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If shares of Gilman common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity. If the shares of Gilman common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, bank or other nominee, who holds shares of Gilman common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Gilman common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Gilman common stock as to which appraisal is sought. Where no number of shares of Gilman common stock is expressly mentioned, the demand will be presumed to cover all shares of Gilman common stock held in the name of the record owner.

Within ten days after the effective time of the merger, the surviving corporation in the merger must give written notice of the effective date of the merger to each stockholder of the acquired corporation who has properly filed a written demand for appraisal and who did not vote in favor of the proposal to adopt the merger agreement. At any time within sixty days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the consideration specified by the merger agreement for that stockholder’s shares of Gilman common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than sixty days after the effective time of the merger will require written approval of the surviving corporation. Unless the demand is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within sixty days after the effective date of the merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, with such approval conditioned upon such terms as the court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration offered pursuant to the merger agreement.

Within 120 days after the effective time of the merger, but not thereafter, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Gilman common stock held by all stockholders entitled to appraisal. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation has no obligation to file such petition has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition. In the event that the surviving corporation does not file such petition, it is the obligation of the holders of Gilman common stock to initiate all necessary action to perfect their appraisal rights with respect to shares of Gilman common stock within the time prescribed in Section 262 and the failure of a stockholder to file such a petition within the period specified in Section 262 could nullify the stockholder’s previous written demand for appraisal. In addition, within 120 days after the effective time of the merger, any stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger agreement, will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares of Gilman common stock not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after such written request has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Gilman common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the surviving corporation such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within twenty days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Gilman common stock and with whom agreements as to the value of their shares of Gilman common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided by Section 262. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of Gilman common stock to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of Gilman common stock, the Delaware Court of Chancery will appraise the shares of Gilman common stock, determining their fair value as of the effective time of the merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of Gilman common stock. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment.

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Gilman common stock entitled to appraisal. Any stockholder who demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares of common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of Gilman common stock, other than with respect to payment as of a record date prior to the effective time of the merger. If no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder otherwise fails to perfect his or her appraisal rights, successfully withdraws or loses such holder’s right to appraisal, then the right of that stockholder to appraisal will cease and that stockholder’s shares of Gilman common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration pursuant to the merger agreement. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. In view of the complexity of Section 262 of the DGCL, Gilman stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

Voting and Support Agreements

On June 20, 2013, each of the voting stockholders entered into a voting and support agreement with National and Merger Sub. Under the voting and support agreements, the voting stockholders agreed, among other things, to vote certain shares of Gilman common stock as to which they have the right to vote (58,439,849 shares, or 60.3% of the outstanding shares of Gilman common stock on the record date) in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, subject to their right to approve a superior proposal. Accordingly, the approval of the merger agreement by the Gilman stockholders is assured. . However, a closing condition of the merger (which can be waived by National) is that holders owning no more than 5%, in the aggregate, of the outstanding Gilman common stock shall have perfected and not withdrawn a demand for dissenters’ rights pursuant to Delaware law. See “Voting and Support Agreements” beginning on page 106.

A copy of the form of voting and support agreement executed and delivered by each of the voting stockholders is attached to this proxy statement as Annex B.

Michael Ryan Employment Agreement

In connection with the closing of the merger, Michael Ryan, Gilman’s President and Chief Executive Officer, has agreed to enter into an employment agreement with National and Gilman, such agreement to go into effect at closing of the merger.

Pursuant to the terms of the employment agreement, Mr. Ryan shall serve as Chief Executive Officer and President of Gilman and Executive Vice President of National for a term commencing on the date of closing of the merger and ending on September 30, 2015, subject to early termination or renewal of the term. The employment agreement provides that Mr. Ryan shall be entitled to a base salary of $360,000, a bonus payable in the discretion of the Compensation Committee of National, a car allowance of $1,000 per month and such other benefits made available for senior executives of National.

At closing of the merger, National has agreed to grant to Mr. Ryan non-qualified options to purchase up to 300,000 shares of National common stock under a stock option plan of National then in effect of which (i) options to purchase 100,000 shares of common stock vest immediately upon grant, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90; (ii) options to purchase 100,000 shares of common stock will vest on the first anniversary of closing of the merger, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90; and (iii) options to purchase 100,000 shares of common stock will vest on the second anniversary of the closing of the merger, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90

If Mr. Ryan’s employment is terminated by Gilman without cause, terminated due to death or disability, terminated by Mr. Ryan for Good Reason, terminated as a result of a change of control or at the expiration of the term, National or Gilman has not entered into an employment agreement with Mr. Ryan upon substantially similar terms to the employment agreement, then Mr. Ryan shall be entitled to his base salary and expenses and accrued benefits through the date of termination, any unpaid bonus, and an amount equal to 100% of his base salary.

Golden Parachute Compensation

Golden Parachute Compensation Table

Golden Parachute Compensation

Name	Cash ($)	Equity ($)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimburse- ments ($)	Other ($)	Total ($)
Ted Finkelstein, Vice President, Secretary and General Counsel	$185,000	—	—	—	—	—	$185,000

Narrative to Golden Parachute Compensation Table

Ted Finkelstein is entitled to a change-in-control payment in the event of voluntary or involuntary termination resulting from the merger in an amount equal to $185,000.

Advisory Vote on Golden Parachute Compensation

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that Gilman seek a nonbinding advisory vote from its stockholders to approve the “golden parachute” compensation that its named executive officers will receive in connection with the merger. As required by these provisions, we are asking our stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Ted Finkelstein in connection with the merger, as disclosed in the table above in this proxy statement entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, is hereby APPROVED.”

The board of directors recommends that the Gilman Stockholders vote “FOR” approval of this nonbinding advisory proposal. Approval of this proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Gilman common stock in person or by proxy at the special meeting and entitled to vote on this proposal. Approval of this proposal is not a condition to completion of the merger. The vote with respect to this proposal is an advisory vote and will not be binding on Gilman or National. Therefore, regardless of whether stockholders approve this proposal, if the merger is approved by Gilman’s stockholders and completed, the “golden parachute” compensation will still be paid to Mr. Finkelstein to the extent payable.

In addition, as in the case for the proposal to adopt the merger agreement, as a result of the voting and support agreements entered into by certain stockholders and officers and directors of Gilman, approval of the proposal to approve on a nonbinding advisory basis, the “golden parachute” compensation payable to one of Gilman’s executive officers in connection with the merger as described in this proxy statement/prospectus is assured by Gilman stockholders.

Regulatory Approvals

             The following is a summary of the material regulatory requirements for completion of the merger. There can be no guarantee if and when any of the consents or approvals required for the merger will be obtained or as to the conditions that such consents and approvals may contain. For further information, please see “Risk Factors” beginning on page 19.

Registration of National Shares. National must comply with applicable federal and state securities laws in connection with the issuance of shares of National common stock to Gilman’s stockholders and the filing of this proxy statement/prospectus with the Securities and Exchange Commission. As of the date hereof, the registration statement of which this proxy statement is a part has not become effective.

FINRA Rule 1017 National and Gilman are required to obtain the approval of FINRA under Rule 1017 with respect to the merger. National and Gilman are in the process of filing an application under Rule 1017 with FINRA.

Accounting Treatment

National intends to account for the merger as an acquisition of Gilman by National using the acquisition method of accounting under generally accepted accounting principles. National will be deemed the acquiring party. As of June 30, 2013, National had 89,016,988 shares of common stock issued and outstanding. After the completion of the merger, the results of operations of Gilman will be included in the consolidated financial statements of National. The purchase price will be allocated to Gilman's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. These allocations will be made based upon valuations and other studies that have not yet been finalized. It is anticipated that the amount of intangible assets will be significant.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes certain material United States federal income tax consequences of the merger that are generally applicable to Gilman stockholders that are “U.S. holders” (as defined below), assuming that the merger is consummated as contemplated herein, and that no more than 5% of Gilman stockholders, in the aggregate, exercise dissent rights. The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder, and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

This discussion addresses only those U.S. holders that hold their Gilman common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all the United States federal income tax consequences that may be relevant to particular Gilman stockholders in light of their specific circumstances, such as:

•	financial institutions;
•	investors in pass-through entities;
•	insurance companies;
•	tax-exempt organizations;
•	dealers in securities;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	persons that hold Gilman common stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	persons that purchased or sell their shares of Gilman common stock as part of a wash sale;
•	certain expatriates or persons that have a functional currency other than the U.S. dollar;
•	persons that are not U.S. holders; and
•	stockholders who acquired their shares of Gilman common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

While it is intended that the merger qualify as a reorganization within the meaning of Section 368(a) of the Code, and the following discussion assumes that the merger so qualifies, no opinion has been sought by National or Gilman relating to the merger, and neither National nor Gilman intends to seek or obtain a ruling from the Internal Revenue Service (“IRS”) as to the United States federal income tax consequences of the merger. As a result, there can be no assurance that the IRS will agree with any of the conclusions described herein.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Gilman common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;
•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;
•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Gilman common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Gilman common stock, you should consult your tax advisor.

ALL HOLDERS OF GILMAN COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER AND TAX REPORTING REQUIREMENTS WITH RESPECT THERETO.

Federal Income Tax Consequences of the Merger. The United States federal income tax consequences of the merger to U.S. holders of Gilman common stock are as follows:

•	a holder who receives shares of National common stock in exchange for shares of Gilman common stock pursuant to the merger will not recognize gain or loss;

•	the aggregate tax basis of the National common stock received in the merger will be the same as the aggregate tax basis of the Gilman common stock for which it is exchanged; and

•	the holding period of National common stock received in exchange for shares of Gilman common stock will include the holding period of the Gilman common stock for which it is exchanged.

If U.S. holders of Gilman common stock acquired different blocks of shares of Gilman common stock at different times or at different prices, such holders’ basis and holding period in their shares of National common stock may be determined with reference to each block of Gilman common stock. Any such holders should consult their tax advisors regarding the manner in which National common stock received in the exchange should be allocated among different blocks of Gilman common stock and with respect to identifying the bases or holding periods of the particular shares of National common stock received in the merger.

Dissenting U.S. Holders. U.S. holders of Gilman common stock that exercise appraisal rights with respect to the merger will recognize capital gain or loss equal to the difference, if any, between the amount of cash received and the tax basis in such holder’s Gilman common stock. Any such capital gain or loss will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments to a holder of Gilman common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax, and any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO YOU. YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES RESULTING FROM THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements or expense efficiencies, among other factors, that could result as a consequence of the merger, and accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

The accompanying unaudited pro forma condensed combined financial statements present financial information from the National and Gilman unaudited pro forma condensed combined statements of operations for the years ended September 30, 2012 for National and June 30, 2012 for Gilman and for the six months ended March 31, 2013 for National and Gilman, respectively. For National, the six months data was derived from financial reports. For Gilman the six months data was derived from published unaudited subtracting the three months ended September 30, 2012 from the nine months ended March 30, 2013 to arrive at the six months ended March 31, 2013. The unaudited pro forma condensed combined balance sheets as of September 30, 2012 and June 30, 2012, are based on the historical balance sheets of National and Gilman respectively as of that date. The unaudited pro forma condensed combined statements of operations are presented as if the merger had occurred on September 30, 2012. The unaudited pro forma condensed combined balance sheets give effect to the transaction as if it occurred on September 30, 2012.

The unaudited pro forma condensed combined financial information is based on estimates and assumptions, which are preliminary and subject to change, as set forth in the notes to such statements and which are provided for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or operating results that would have been achieved had the merger been consummated as of the dates indicated, nor is it necessarily indicative of future financial position or operating results. This information should be read in conjunction with the historical financial statements and related notes of National and Gilman included in this proxy statement/prospectus.

We anticipate that the merger will provide the combined company with financial benefits that may include increased revenues due to departmental synergies, cost savings on business expenses including but not limited to product marketing, insurance expenses, salaries, benefits, professional fees as well as other general and administrative costs. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of increased revenues due to departmental synergies, cost savings on business expenses including but not limited to product marketing, insurance expenses, salaries, benefits, professional fees as well as other general and administrative costs and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed consolidated financial statements as a result of:

●	changes in the trading price for National common stock;

●	net cash used or generated in Gilman’s operations between the signing of the merger agreement and completion of the merger;

●	other changes in Gilman’s net assets that occur prior to the completion of the merger, which could cause material changes in the information presented below; and

●	changes in the financial results of the combined company.

The unaudited pro forma combined condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed consolidated financial statements should be read together with:

●	the accompanying notes to unaudited pro forma consolidated financial information;

●	the audited consolidated financial statements of National for the year ended September 30, 2012 and the notes relating thereto;

●	the unaudited consolidated financial statements of National as of and for the six months ended March 31, 2013 and the notes relating thereto;

●	the audited consolidated financial statements of Gilman for the year ended June 30, 2012 and the notes relating thereto;

●	the unaudited consolidated financial statements of Gilman as of and for the six months ended March 31, 2013 and the notes relating thereto; and

●

other information pertaining to National and Gilman contained in or incorporated by reference into this document. See “Selected Historical Financial Data of National” and “Selected Historical Financial Data of Gilman."

Unaudited Pro Forma Condensed Combined Statements of Financial
Condition at March 31, 2013 National and Gilman

	Historical		Pro Forma
	National	Gilman	Combined	Pro-Forma Adjustments		Pro-Forma Combined
Current Assets
Cash and cash equivalents	$13,496,000	$666,000	$14,162,000	$(1,680,000)	[a,b]	$12,482,000
Restricted Cash	-	190,000	190,000			190,000
Deposit with clearing organizations	1,107,000	-	1,107,000			1,107,000
Receivables from broker-dealers and clearing organizations	3,572,000		3,572,000			3,572,000
Trade Accounts Receivable, Net	-	2,846,000	2,846,000			2,846,000
Receivables From Employees, Net	-	885,000	885,000			885,000
Other receivables, net of allowance for uncollectible accounts	747,000	-	747,000			747,000
Advances to registered representatives - Current portion	215,000	-	215,000			215,000
Securities owned: marketable at market value	2,072,000	2,000	2,074,000			2,074,000
Securities owned: non-marketable at fair value	423,000	-	423,000			423,000
Prepaid Expenses	-	513,000	513,000			513,000
Other assets	907,000		907,000			907,000
Other Current Assets	-	122,000	122,000			122,000
Total Current Assets	22,539,000	5,224,000	27,763,000			26,083,000

Non-Current Assets
Advances to registered representatives - Long term portion	531,000	-	531,000			531,000
Fixed assets, net	474,000	579,000	1,053,000			1,053,000
Intangible assets, net	155,000	3,844,000	3,999,000			3,999,000
Goodwill	-	4,016,000	4,016,000	4,039,000	[d]	8,055,000
Other assets	155,000	260,000	415,000			415,000
Total Assets	$23,854,000	$13,923,000	$37,777,000	$2,359,000		$40,136,000

Current Liabilities
Accounts payable, accrued expenses and other liabilities	$12,421,000	$966,000	$13,387,000			$13,387,000
Accrued Expenses	-	1,432,000	1,432,000			1,432,000
Commissions Payable	-	2,454,000	2,454,000			2,454,000
Deferred Income	-	119,000	119,000			119,000
Payable to broker-dealers and clearing organizations	13,000	-	13,000			13,000
Securities sold, but not yet purchased, at market	213,000	-	213,000			213,000
Capital Leases	-	311,000	311,000			311,000
Current Portion of Notes Payable	-	4,881,000	4,881,000	(4,881,000)	[b]	-
Due to Related Parties	-	1,081,000	1,081,000	(1,081,000)	[b]	-
Total Current Liabilities	12,647,000	11,244,000	23,891,000	(5,962,000)		17,929,000

Non-Current Liabilities
Accrued expenses and other liabilities - Long term portion	236,000	-	236,000			236,000
Long Term Portion of Notes Payable and Capital Leases	-	5,000	5,000			5,000
Other Long Term Liabilities	-	475,000	475,000			475,000
Total Liabilities	12,883,000	11,724,000	24,607,000	(5,962,000)		18,645,000

Stockholders’ Equity						-
Common stock	1,780,000	964,000	2,744,000	(151,000)	[a,c]	2,593,000
Additional paid-in capital	64,496,000	36,596,000	101,092,000	(25,959,000)	[a,b,c,d]	75,133,000
Accumulated deficit	(55,326,000)	(35,361,000)	(90,687,000)	34,431,000	[a,d]	(56,256,000)
Total Stockholders’ Equity	10,950,000	2,199,000	13,149,000			21,470,000
Non Controlling Interest	21,000	-	21,000			21,000
Total Stockholders’ Equity	10,971,000	2,199,000	13,170,000			21,491,000
Total Liabilities and Stockholders’ Equity	$23,854,000	$13,923,000	$37,777,000	2,359,000		$40,136,000

a. Sale of $5,000,000 of National common stock resulting in the issuance of 16,666.667 shares of National Common Stock

b. Payoff of $5,400,000 of Gilman debt on closing

c. Issuance of no more than 24,000,000 shares of National stock in exchange for Gilman shares and Elimination of GTAX S.E and balance of debt not paid off

d. Valuation of intangibles and good will

Pro Forma Condensed Consolidated Statements of Operations (Unaudited) (USD $)
National and Gilman

	National 6 Months Ended	Gilman 9 Months Ended	Less Gilman 3 Months Ended	Gilman 6 Months Ended
	Mar. 31, 2013	Mar. 31, 2013	Sept. 30, 2012	Mar. 31, 2013	Combined	Pro-Forma Adjustments		Pro-Forma Combined
Revenues
Commissions	$36,809,000	$-	$-	$-	$36,809,000			$36,809,000
Net dealer inventory gains	6,912,000	-	-	-	6,912,000			6,912,000
Investment banking	4,389,000	-	-	-	4,389,000			4,389,000
Interest and dividends	2,050,000	-	-	-	2,050,000			2,050,000
Transfer fees and clearing services	4,040,000	-	-	-	4,040,000			4,040,000
Investment advisory fees and other income	5,193,000	-	-	-	5,193,000			5,193,000
Financial Planning Services	-	22,132,000	7,336,000	14,796,000	14,796,000			14,796,000
Tax Preparation and Accounting Fees	-	5,206,000	891,000	4,315,000	4,315,000			4,315,000
Total Revenues	59,393,000	27,338,000	8,227,000	19,111,000	78,504,000			78,504,000

Operating Expenses
Commissions, compensation and fees	51,164,000	13,353,000	4,406,000	8,947,000	60,111,000	26,250	e	60,137,250
Salaries and Benefits	-	6,850,000	2,165,000	4,685,000	4,685,000	11,250	e	4,696,250
Clearing fees	997,000	-	-	-	997,000			997,000
Brokerage Fees & Licenses	-	801,000	271,000	530,000	530,000			530,000
Advertising	-	668,000	159,000	509,000	509,000			509,000
Communications	2,267,000	-	-	-	2,267,000			2,267,000
Occupancy, equipment and other administrative costs	1,754,000	-	-	-	1,754,000			1,754,000
Rent	-	1,777,000	589,000	1,186,000	1,188,000			1,188,000
Depreciation and Amortization	-	824,000	278,000	548,000	546,000	384,400	f	930,400
General & Administrative	-	3,200,000	1,070,000	2,130,000	2,130,000			2,130,000
Professional fees	1,535,000	-	-	-	1,535,000			1,535,000
Interest expense	230,000	-	-	-	230,000			230,000
Taxes, licenses, registration	777,000	-	-	-	777,000			777,000
Total Operating Expenses	58,724,000	27,473,000	8,938,000	18,535,000	77,259,000			77,680,900
Net Income (Loss) from Operations	669,000	(135,000)	(711,000)	576,000	1,245,000			823,100

Other Expenses
Loss on investment in unaffiliated entity	(162,000)	-	-	-	(162,000)			(162,000)
Interest and Investment Income	-	22,000	7,000	15,000	15,000			15,000
Interest expense	-	(446,000)	(133,000)	(313,000)	(313,000)	313,000	g	-
Other income / (expense), net		895,000	804,000	91,000	91,000			91,000
Income tax expense - Current	(60,000)	-	-	-	(60,000)			(60,000)
Total Other Income (Expense)	(222,000)	471,000	678,000	(207,000)	(429,000)			(116,000)
Net income (loss) before non-controlling interest	447,000	336,000	(33,000)	369,000	816,000			707,100
Non-controlling interest	7,000	-	-	-	7,000			7,000
Net income (loss) attributable to common stockholders	$454,000	$336,000	$(33,000)	$369,000	$823,000			$714,100

Pro Forma Adjustments

e. Amortization of non cash compensation due to the issuance of 1,750,000 options with a 4 year vesting and $0.50 exercise price.

f. Amortization of intangibles is subject to change pending valuation of intangbles

g. Interest expense adjustment assuming that Gilman debt had been repaid at the time of the merger

Pro Forma Condensed Consolidated Statements of Operations (USD $)
National and Gilman

	National Fiscal Year End	Gilman Fiscal Year End
	September 30, 2012 Audited	June 30, 2012 Audited	Combined	Pro-Forma Adjustments		Pro-Forma Combined
Revenues
Commissions	$70,301,000	$-	$70,301,000			$70,301,000
Net dealer inventory gains	14,427,000	-	14,427,000			14,427,000
Investment banking	15,390,000	-	15,390,000			15,390,000
Interest and dividends	2,996,000	-	2,996,000			2,996,000
Transfer fees and clearing services	7,196,000	-	7,196,000			7,196,000
Investment advisory fees and other income	8,338,000	-	8,338,000			8,338,000
Financial Planning Services	-	32,419,000	32,419,000			32,419,000
Tax Preparation and Accounting Fees	-	7,953,000	7,953,000			7,953,000
Total Revenues	118,648,000	40,372,000	159,020,000			159,020,000

Operating Expenses
Commissions, compensation and fees	103,800,000	20,685,000	124,485,000	52,500	e	124,537,500
Salaries and Benefits	-	9,283,000	9,283,000	22,500	e	9,305,500
Clearing fees	1,662,000	-	1,662,000			1,662,000
Brokerage Fees & Licenses	-	1,209,000	1,209,000			1,209,000
Advertising	-	881,000	881,000			881,000
Communications	4,731,000	-	4,731,000			4,731,000
Occupancy, equipment and other administrative costs	4,189,000	-	4,189,000			4,189,000
Rent	-	2,533,000	2,533,000			2,533,000
Depreciation and Amortization	-	1,094,000	1,094,000	768,800	f	1,862,800
General & Administrative	-	4,938,000	4,938,000			4,938,000
Professional fees	2,714,000	-	2,714,000			3,139,000
Interest Expense	916,000	-	916,000			916,000
Taxes, licenses, registration	1,536,000	-	1,536,000			1,536,000
Total Operating Expenses	119,548,000	40,623,000	160,171,000			161,014,800
Net Loss from Operations	(900,000)	(251,000)	(1,151,000)			(1,994,800)

Other Expenses
Interest and Investment Income	-	8,000	8,000			8,000
Interest Expense	-	(562,000)	(562,000)	562,000	g	0
Other Income (Expense), Net	-	118,000	118,000			118,000
Loss on investment in unaffiliated entity	(1,051,000)	-	(1,051,000)			(1,051,000)
Total Other Expenses	(1,051,000)	(436,000)	(1,487,000)			(925,000)
Net loss before non-controlling interest	(1,951,000)	(687,000)	(2,638,000)			(2,919,800)
Non-controlling interest	(14,000)	-	(14,000)			(14,000)
Preferred stock dividends	(93,000)	-	(93,000)			(93,000)
Net loss attributable to common stockholders	$(2,030,000)	$(687,000)	$(2,717,000)			$(2,998,800)

Pro Forma Adjustments

e. Amortization of non cash compensation due to the issuance of 1,750,000 options with a 4 year vesting and $0.50 exercise price.

f. Amortization of intangibles is subject to change pending valuation of intangbles

g. Interest expense adjustment assuming that Gilman debt had been repaid at the time of the merger

Notes to Unaduited Pro Forma Condensed Combined Financial Statements

Note 1. Purchase Accounting Estimates

The purchase price allocation is preliminary and is based upon a preliminary estimated valuation of tangible and intangible assets acquired and liabilities assumed. The purchase price allocation included within these unaudited pro forma condensed combined financial statements is based upon a preliminary purchase price of approximately $12,200,000, estimated as follows:

Issuance of National common stock to Gilman stockholders (approximately 24,000,000 shares at an estimated $0.30 per share)	$7,200,000
Issuance of shares of National common stock to investors (approximately 24,000,000 shares at an estimated $0.30 per share)	5,000,000
$12,200,000

For pro forma purposes, the stock prices for both National, $0.30 and Gilman, $0.08, on June 20, 2013, the date of the Agreement and Plan of Merger, were used to determine fair value. Any fluctuation in the price of National’s common stock will impact the value of the purchase price. The actual values to be recorded in the transaction will be based on the price of National common stock on the transaction closing date.

For the purpose of the unaudited pro forma condensed combined financial statements, we have presumed an exchange ratio for the merger of approximately 0.2488 shares of As National common stock for each share of Gilman common stock based upon the terms of the Agreement and Plan of Merger dated June 20, 2013.

The purchase price of Gilman will be approximately $12,200,000 in aggregate consideration. The purchase price will be allocated to tangible and intangible assets and liabilities based on an estimate of the fair value of assets acquired and liabilities assumed. The significant intangible assets likely to be recognized in the valuation are customer relationships, broker relationship and trade names. The estimated useful lives that these assets, once determined, will be amortized utilizing the straight line method over their estimated economic life. If it were to be determined that the entire $12,200,000 are definite lived intangible assets with a 5 year economic life, the amortization of those intangible assets would be $2,440,000 per year. For the purposes of these pro forma financial statements, we are estimating that the fair value of the intangible assets acquired approximate their carrying value on the date of closing in the amount of $3,844,000. The following allocation of the aggregate fair value is preliminary and subject to adjustment based on the final determination of the total purchase price and the fair value of the assets acquired and liabilities assumed.

September 30, 2012
Current assets	$5,224,000
Property, plant and equipment	579,000
Other assets	260,000
Current liabilities	(4,971,000)
Long-term liabilities	(480,000)
Current portion of capital leases	(311,000)
Net tangible assets acquired	301,000
Intangible assets including goodwill	11,899,000
Total estimated consideration	$12,200,000

The final purchase price and purchase price allocation could change significantly upon the completion of a detailed fair value study at the closing date of the merger transaction.

Note 2. Summary of Adjustments

Adjustments included in the unaudited pro forma condensed combined balance sheets and unaudited pro forma condensed combined statements of operations are summarized as follows:

a.	Sale of $5,000,000 of NHLD common stock resulting in the issuance of approximately16,666.667 shares of NHLD Common Stock and recording of merger and capital raising costs as follows:

	National		Gilman	Total
Professional fees including legal and accounting	$310,000		$210,000	$520,000
Consulting fees	250,000	*	325,000	575,000
Fairness opinions	75,000		75,000	150,000
Printing and other	25,000		10,000	35,000
	$660,000		$620,000	$1,280,000

* The estimated costs of the merger transaction have been reflected in the pro forma Accumulated Deficit and Additional Paid in Capital in the pro forma condensed combined balance sheet at September 30, 2012, but not reflected in the pro forma statements of operations as the amounts are nonrecurring and will be included in operations with 12 months following the closing of the merger transaction. Total estimated costs includes $620,000 paid by Gilman prior to June 30, 2013 and $620,000 to be paid in cash by National which amount includes $350,000 in closing costs associated with the $5,000,000 private placement.

b.	Payoff of $5,400,000 of Gilman debt on closing and adjustment for excess debt

c.	Issuance of no more than 24,000,000 shares of National stock in exchange for Gilman shares and valuation of intangibles and good will

d.	Elimination of Gilman historical equity balances and

e.	Amortization of non cash compensation due to the issuance of 1,750,000 options with a 4 year vesting and $0.50 exercise price.

f.	Amortization of intangibles is subject to change pending valuation of intangbles

g.	Interest expense adjustment assuming that Gilman debt had been repaid at the time of the merger

h.	Reflect estimated costs of the merger transaction as follows:

The pro forma adjustments do not include any related income tax effects as National provided a full valuation allowance on its deferred tax assets. In addition, as Gilman is tendering all of its common stock, the use of Gilman net operating loss carryforwards are not expected to be limited under Section 382 of the Internal Revenue Code. Additionally, the pro forma adjustments do not include fair value adjustments related to the net tangible assets acquired as Gilman net assets approximate fair value.

The pro forma adjustments do not include any deferred tax liabilities due to the step-up of the intangibles to fair value from Gilman since Gilman has sufficient deferred tax assets to offset against such liabilities.

If, as a result of this transaction, it is determined that National underwent an ownership change as defined in Section 382 of the Internal Revenue Code, the use of its net operating loss and credit carryforwards may be further limited.

Certain National Non-GAAP Financial Presentations

National and Gilman management considers earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, an important indicator in evaluating our business on a consistent basis across various periods. In an effort to demonstrate what the EBITDA, as adjusted, performance of National would have been if the companies were consolidated for the six months ended March 31, 2013 and the fiscal year end September 31, 2012, the tables which follow are being provided.

National management estimates that through cost reductions and elimination of certain duplicative cost, they might acheive a reduction of operating costs of approximately $2.95 million on an annualized basis.

Due to the significance of non-recurring items, EBITDA, as adjusted, enables the National board of directors and management to monitor and evaluate our business on a consistent basis. We use EBITDA, as adjusted, as a primary measure, among others, to analyze and evaluate financial and strategic planning decisions regarding future operating investments and potential acquisitions. We believe that EBITDA, as adjusted, eliminates items that are not part of our core operations, such as interest expense and amortization expense associated with intangible assets, or items that do not involve a cash outlay, such as stock-related compensation. EBITDA, as adjusted should be considered in addition to, rather than as a substitute for, pre-tax income, net income and cash flows from operating activities.

Accordingly, there can be no assurance that actual performance consistent with this presentation will be realized, and actual results may vary materially from those shown. The inclusion of this presentation within this proxy statement/prospectus should not be regarded as an indication that National, Gilman or any of their respective affiliates, advisors, officers, directors or representatives considered or consider this presentation to be predictive of actual future events, and this presentation should not be relied upon as such. None of National, Gilman and any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from this presentation, and none of them undertakes any obligation to update or otherwise revise or reconcile this presentation to reflect circumstances existing after the date this presentation was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying this presentation is shown to be in error. Neither National nor Gilman intends to make publicly available any update or other revision to this presentation, except as otherwise required by law. None of National, Gilman nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of Gilman or other person regarding the ultimate performance of National and Gilman compared to the information contained in this presentation or that this presentation will be achieved. National and Gilman have made no representation to each other or to each other’s affiliates, in the merger agreement or otherwise, concerning this presentation.

In light of the foregoing factors and the uncertainties inherent in the projections, stockholders are cautioned not to place undue, if any, reliance on these presentations.

Managements Presentation of EBITDA, as Adjusted For

National and Gilman

	National 6 Months Ended	Gilman 6 Months Ended *
	Mar. 31, 2013	Mar. 31, 2013		Combined
Net income as reported	$454,000	$369,000		$823,000

Net income (loss) reconciled to EBITDA as adjusted:

Interest expense	230,000	313,000		543,000
Taxes	108,000	-		108,000
Depreciation	227,000	130,000		357,000
Amortization	311,000	416,000		727,000
Non-cash compensation	-	12,500	**	12,500
Forgivable loan write down	135,000	21,000	**	156,000
Loss on investment in unaffiliated entity	162,000	-		162,000
Interest income	-	(15,000)		(15,000)
Other income	-	9,000		9,000
Legal fees and settlement costs for OFR Administrative Proceeding	-	(100,000)		(100,000)
EBITDA, as Adjusted	$1,627,000	$1,155,500		$2,782,500

* As derived from the 9 months ended March 31, 2013 less the three months ended September 30, 2012
** non cash compensation and forgivable loan writedown added to Gilman EBITDA calculation to conform to National presentation

Managements Presentation of EBITDA, as Adjusted For

National and Gilman

	National Fiscal Year End	Gilman Fiscal Year End
	September 30, 2012 Audited	June 30, 2012 Audited	Combined
Net income as reported	$(1,937,000)	$(687,000)	$(2,624,000)

Net income (loss) reconciled to EBITDA as adjusted:

Interest expense	916,000	562,000	1,478,000
Taxes	153,000	-	153,000
Depreciation	533,000	270,000	803,000
Amortization	538,000	824,000	1,362,000
Non-cash compensation	10,000	30,000	40,000
Forgivable loan write down	265,000	25,000	290,000
Loss on investment in unaffiliated entity	1,051,000	-	1,051,000
Interest income	-	(8,000)	(8,000)
Other income	-	(118,000)	(118,000)
Legal fees and settlement costs for OFR Administrative Proceeding	-	375,000	375,000
EBITDA, as Adjusted	$1,529,000	$1,273,000	$2,802,000

** non cash compensation and forgivable loan writedown added to Gilman EBITDA calculation to conform to National presentation

THE MERGER AGREEMENT

The following is a brief summary of the material provisions of the merger agreement dated as of June 20, 2013, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this summary. This summary may not contain all of the information about the merger agreement that is important to Gilman stockholders, and Gilman stockholders are encouraged to read the merger agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not this summary.

Explanatory Note Regarding the Merger Agreement

The merger agreement has been included in its entirety as part of this proxy statement/prospectus to provide investors and Gilman stockholders with information regarding its terms. It is not intended to provide to any person not a party thereto any other factual information about National or Gilman. The merger agreement contains representations and warranties of National, Merger Sub and Gilman, negotiated between the parties and made as of specific dates solely for purposes of the merger agreement, including setting forth the respective rights of the parties with respect to their obligations to complete the merger. This description of the representations and warranties is not intended to provide any other factual information about National or Gilman. The representations, warranties and covenants contained in the merger agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the merger agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in National’s or Gilman’s public disclosures. As a result, no person should rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of National, Merger Sub or Gilman or any of their respective subsidiaries or affiliates.

The Merger

The merger agreement provides for the merger of Merger Sub with and into Gilman. As a result of the merger, Merger Sub will cease to exist, and Gilman will continue as the surviving corporation in the merger. After the merger, the surviving corporation will be a direct wholly-owned subsidiary of National, and the former Gilman stockholders will have a direct equity ownership interest in National and not the surviving corporation.

When the Merger Becomes Effective

Under the merger agreement, the closing of the merger must occur no later than the second business day after all of the conditions to completion of the merger contained in the merger agreement, are satisfied or waived, unless the parties agree otherwise in writing (see “Merger Agreement—Conditions to the Merger” below). The merger will become effective at such time as a certificate of merger is duly filed with the Secretary of State of the State of Delaware unless a later date is specified therein.

Consideration to be Received Pursuant to the Merger

Conversion of Gilman Common Stock

The merger agreement provides that each share of Gilman common stock issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive 0.248843451 shares of National common stock (the “merger consideration”); provided that in no event shall National issue in excess of 24,000,000 shares (subject to rounding for fractional shares), in the aggregate, of National common stock. Pursuant to the terms of the merger agreement, immediately prior to closing of the merger, the outstanding indebtedness of Gilman may not exceed $5,400,000, which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries, and any amounts in excess of $5,000,000 and up to $5,400,000 (the “Difference”) shall cause a reduction in the number of shares of National common stock issued under the merger agreement, such reduction in share amount equal to the quotient of the Difference and $0.30 (subject to equitable adjustment for any stock split, reverse stock split, stock, extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to National common stock). By way of example, if Gilman’s outstanding indebtedness were $5,400,000 immediately prior to closing, this would have the effect of reducing the exchange ratio to approximately 0.23501881466 of a share of National common stock per share of Gilman common stock.

At the effective time, all shares of Gilman that have been converted into the right to receive the merger consideration will be automatically cancelled and cease to exist. Each holder of a certificate representing shares of Gilman common stock (other than shares for which dissenters’ rights have been properly demanded and perfected under Delaware law) will no longer have any rights with respect to those shares, except for the right to receive the merger consideration.

Treatment of Options and Warrants

At the effective time, there shall be no outstanding options or warrants to purchase capital stock of Gilman and National shall issue five-year options to purchase 1,750,000 shares of National common stock to certain employees and independent contractors of Gilman at an exercise price of $0.50 per share.

Fractional Shares

No fractional shares of National common stock will be issued by virtue of the merger and any Gilman stockholder entitled under the merger agreement to receive a fractional share of National common stock will be rounded up to the next whole share.

Procedures for Receiving Merger Consideration

At or prior to the effective time, National will deposit, or cause to be deposited, with Computershare Trust Company to act as exchange agent for the transaction, sufficient shares of National common stock to pay the aggregate merger consideration pursuant to the merger agreement. The stock deposited pursuant to the foregoing is referred to as the “exchange fund.” National shall have the right to withdraw from the exchange fund any shares of National common stock delivered by National or the surviving corporation with respect to any dissenting shares. The merger consideration will be payable upon the due surrender of the certificates (“certificates”) that represented Gilman common stock as promptly as reasonably practicable after the effective time, or non-certificated shares of Gilman common stock (“uncertificated shares”).

No later than 5 business days after the effective time, National will cause the exchange agent to mail to each record holder of Gilman common stock a letter of transmittal and instructions for use in effecting the surrender of certificates or uncertificated shares in exchange for the merger consideration. Each stockholder will be entitled to receive the appropriate merger consideration upon surrendering to the exchange agent such stockholder’s certificates or uncertificated shares, together with a properly executed letter of transmittal and any other documents required by the exchange agent. You should not return your certificates to the exchange agent without a letter of transmittal, and you should not return your certificates to Gilman.

If a payment is to be made to a person other than the person in whose name the surrendered certificate is registered, it will be a condition of payment that the certificate so surrendered will be endorsed properly or otherwise be in proper form for transfer and that the person requesting the payment will have paid all applicable taxes relating to the payment of merger consideration to a person other than the registered holder of the certificate surrendered or will have to establish that such taxes either have been paid or are not applicable.

After the effective time, the stock transfer books of Gilman will be closed and there will be no further registration of transfers of Gilman common stock in the stock transfer books of the surviving corporation.

Lost, Stolen or Destroyed Certificates

If any stockholder is unable to surrender such holder’s certificate because such certificate has been lost, mutilated or destroyed, such holder may deliver in lieu thereof an affidavit and, if reasonably requested, an indemnity bond in customary amount.

Representations and Warranties

The merger agreement contains customary representations and warranties of the parties. These include representations and warranties of Gilman, subject to certain limitations, with respect to:

●	due organization, valid existence, good standing and qualifications to do business;

●

disclosure of organizational documents (including certificates of incorporation, bylaws and certain board of directors’ meetings minutes) and compliance with the terms thereof by Gilman and its subsidiaries;

●	capital structure;

●	corporate power and authority to enter into the merger agreement and consummate the transactions contemplated by the merger agreement and enforceability of the merger agreement;

●	consents and filings required for the merger;

●	absence of conflicts caused by the merger with organizational documents, contracts or laws;

●	compliance with any and all government permits and applicable laws;

●	accuracy of Gilman’s SEC reports and financial statements since June 30, 2012;

●	absence of certain adverse changes or events since June 30, 2012;

●	absence of undisclosed litigation;

●	employee benefits matters;

●	labor and employment matters;

●	insurance matters;

●	tax matters;

●	accuracy of information provided for inclusion in this information statement or any other documents filed with the SEC in connection with the merger;

●	opinions from financial advisor;

●	brokers’ fees;

●	intellectual property matters;

●	disclosure, enforceability and validity of material contracts;

●	affiliate transactions;

●	the effect of applicable takeover laws on the merger;

●	service liabilities; and

●	broker-dealer matters

The merger agreement also contains customary representations and warranties of National and Merger Sub, subject to certain limitations, with respect to:

●	due organization, valid existence, good standing and qualifications to do business;

●

disclosure of organizational documents (including certificates of incorporation, bylaws and certain board of directors’ meetings minutes) and compliance with the terms by National and its subsidiaries;

●	capital structure;

●	corporate power and authority to enter into the merger agreement and consummate the transactions contemplated thereby and enforceability of the merger agreement;

●	consents and filings required for the merger;

●	absence of conflicts caused by the merger with organizational documents, contracts or laws;

●	compliance with any and all government permits and applicable law;

●	accuracy of National’s SEC reports and financial statements since September 30, 2012;

●	absence of certain adverse changes or events since September 30, 2012;

●	absence of undisclosed litigation;

●	insurance matters;

●	accuracy of information provided for inclusion in this information statement or any other documents filed with the SEC in connection with the merger;

●	brokers’ fees;

●	operation of the Merger Sub;

●	disclosure, enforceability and validity of material contracts;

●	affiliate transactions;

●	the effect of applicable takeover laws on the merger;

●	service liabilities;

●	broker-dealer matters;

●	absence of ownership by National or its subsidiaries of Gilman common stock; and

●	availability of a sufficient number of National common stock to complete the merger.

The representations and warranties contained in the merger agreement expire at the effective time. The representations, warranties and covenants in the merger agreement were made in part to allocate contractual risk between the parties and not as a means of establishing facts. The merger agreement might have a different standard of materiality than securities laws, and the representations, warranties and covenants are qualified by information contained in schedules of exceptions. Stockholders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of National or any of its affiliates or of Gilman or any of its affiliates.

Conduct of Business Pending the Merger

Restrictions on Gilman’s Operations

Gilman has agreed that, until the earlier of completion of the merger and the earlier termination of the merger Agreement, except as contemplated by the merger agreement, required by law or approved by National (such consent not to be unreasonably conditioned, withheld or delayed), it will conduct its and its subsidiaries’ business in the ordinary course of business and will use commercially reasonable efforts to preserve substantially intact its and its subsidiaries’ business organization, and to preserve all present relationships with customers, suppliers, employees, licensees, licensors, partners and other persons with which it has significant business relations. In addition, between the date of the merger agreement and the effective time, Gilman and its subsidiaries will not, without the prior written consent of National (which consent shall not be unreasonably withheld or delayed):

●	amend or change its organizational documents;

●

except as set forth in the schedules to the merger agreement, issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, voting securities, or other equity interests, or any options, warrants, restricted stock or other rights of any kind to acquire or receive any shares of capital stock, voting securities, or other equity interests, except for the issuance of shares of Gilman common stock upon the exercise of options or in connection with other stock-based awards;

●	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

●	except as set forth in the schedules to the merger agreement, adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock;

●

acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any entity, business or division (whether by acquisition of assets or otherwise), enter into any new line of business;

●

sell or otherwise dispose of (whether by merger, consolidation, acquisition of stock or assets, exclusive license or otherwise) any entity, business or division thereof or any equity or assets, other than sales or dispositions of inventory in the ordinary course of business consistent with past practice;

●

except as set forth in the schedules to the merger agreement, (A) enter into, renew, terminate or materially amend (i) any contract or arrangement with revenues or payments in excess of $75,000 per annum, other than in the ordinary course of business consistent with past practice or otherwise imposing any material restrictions on Gilman or its subsidiaries or (ii) any joint venture, partnership or other similar arrangement or (B) engage in any transaction or series of transactions with any of Gilman’s affiliates that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

●	authorize any new capital expenditures in amounts more than $50,000 in the aggregate other than in the ordinary course of business consistent with past practice;

●

except as set forth in the schedules to the merger agreement, incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person or entity, or make any loans or advances to any other person or entity in an amount exceeding $50,000 in the aggregate;

●

except as set forth in the schedules to the merger agreement, (i) increase the compensation or benefits of any of its directors, officers or employees, (including the payment of bonuses and the granting of stock options, stock appreciation rights or other equity or equity-like incentives) or pay any bonuses except that in the case of employees, Gilman or its subsidiaries may increase, without the prior written consent of the National, compensation or benefits of Gilman’s or its subsidiaries’ employees by not more than $75,000 in the aggregate for all employees; (ii) grant or pay any severance or termination pay not provided for under any plan, policy, guideline or agreement in effect on or prior to the date of the merger agreement; (iii) enter into, amend or modify the terms of any employment, consulting, change of control, indemnification, termination or severance agreement or arrangement with any of its present or former directors, officers or employees, or establish, adopt, enter into or materially amend or terminate any Gilman plans or collective bargaining agreement except that Gilman or its subsidiaries may enter into, without the prior written consent of National, any employment agreement or independent contractor agreement without change of control or severance provisions with any new field office employee or registered representative in the ordinary course of business consistent with prior practice; and (iv) accelerate the vesting or time of payment of any compensation or benefits of any director, officer, employee or consultant or fund or make any contribution to any Gilman plan or trust not required to be funded;

●	make any material change in any financial or regulatory accounting principles, except as required by a change in law or GAAP;

●

materially change any tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, or settle a material tax claim or assessment, in each case, relating to Gilman or its subsidiaries, unless required by GAAP or applicable law;

●

agree to or otherwise settle, compromise or otherwise resolve in whole or in part any litigation, actions, suits, actual, potential or threatened claims, investigations or proceedings, whether pending on the date of the merger agreement or made or brought thereafter, which settlement or compromise would, in any single case, result in (i) damages, fines or other penalties payable to or by Gilman or any of its subsidiaries in excess of $50,000 net of insurance and net of collection from other parties or (ii) non-monetary relief, including debarment, corporate integrity agreements, any other undertaking of any kind, deferred prosecution agreements, consent decrees, plea agreements or mandatory or permissive exclusion;

●

abandon, sell, license (except in the ordinary course of business consistent with past practice), assign or grant any security interest in or to any material item of Gilman’s intellectual property rights or any other material assets; or

●	agree to take any of the above actions.

Restrictions on National’s Operations

Except as contemplated by the merger agreement, National and Merger Sub have each agreed that, between the date of the merger agreement and the effective time, it will not, without the prior written consent of Gilman (which consent shall not be unreasonably withheld or delayed):

●	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

●	adjust, recapitalize, reclassify, combine, split, or subdivide any shares of capital stock of National;

●

issue, deliver or sell any shares of capital stock, voting securities or other equity interests or any options, warrants, restricted stock or other rights of any kind to acquire or receive any shares of capital stock, voting securities, or other equity interests at an effective price per share of less than the price per share of the National common stock pursuant to that certain Securities Purchase Agreement dated as of January 24, 2013 (except for (i) the issuance of options to employees of National pursuant to any option plan in effect on the date hereof, and (ii) the issuance of shares of National common stock upon the exercise of options or in connection with other stock-based awards in each case outstanding as of the date hereof or pursuant to any option plan in effect on the date hereof);

●

acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any entity, business or division (whether by acquisition of assets or otherwise), enter into any new line of business in an amount exceeding $1,500,000 in the aggregate;

●

sell or otherwise dispose of (whether by merger, consolidation, acquisition of stock or assets, exclusive license or otherwise) any entity, business or division thereof or any equity or assets in an amount exceeding $1,500,000 in the aggregate, other than sales or dispositions of inventory in the ordinary course of business consistent with past practice;

●

incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person or entity, or make any loans or advances to any other person or entity in an amount exceeding $1,500,000 in the aggregate; or

●	agree to take any of the above actions.

Additional Agreements

The merger agreement contains certain other agreements of the parties including, among other things, that:

●

Gilman shall as soon as practicable following the date upon which the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part becomes effective hold a meeting of its stockholders for the purpose of obtaining the approval of this merger no later than 20 business days following the mailing of the definitive proxy statement/prospectus;

●	Gilman and National shall cooperate in preparing and promptly cause to be filed with the SEC this proxy statement/prospectus and the Registration Statement on Form S-4;

●	National shall promptly cause to be filed with FINRA an application under Rule 1017 with respect to the merger;

●	National and Gilman will each allow reasonable access to their books and records until the closing of the merger;

●	National and Gilman will each maintain in confidence any non-public information received from the other party;

●

National and Gilman will consult with one another before issuing any public release or otherwise making any public statements about the merger, and will not release any such public release (including public filings with the SEC) without prior consent of the other party (which consent shall not be unreasonably conditioned, withheld or delayed) subject to certain exceptions;

●

National and Gilman will promptly notify one another of the occurrence or non-occurrence of any event that, individually or in the aggregate, would make the timely satisfaction of certain conditions of the merger agreement (set forth in “Merger Agreement—Conditions to Merger”) impossible or unlikely;

●

all stock transfer, real estate transfer, documentary, stamp, recording and other similar taxes (including interest, penalties and additions to any such taxes) incurred in connection with the merger shall be paid by Gilman, and Gilman will cooperate with Merger Sub and National in preparing, executing and filing any tax returns with respect to such transfer taxes; and

●

if any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under U.S. state or federal Laws, including those under the DGCL is or may become applicable to the merger agreement, then National, Merger Sub and Gilman and their respective Boards of Directors shall grant all approvals and take all actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Indebtedness

Immediately prior to the closing date, the outstanding indebtedness of Gilman shall not exceed the assumed indebtedness which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries, and National shall cause the assumed indebtedness to be paid off at the closing of the merger and any amounts of assumed indebtedness in excess of $5,000,000 and up to $5,400,000 (the “Difference”) shall cause a reduction in the number of shares of National common stock issued hereunder and consequently the merger consideration; such reduction in a share amount equal to the quotient of the Difference and $0.30 (subject to equitable adjustment for any stock split, reverse stock split, stock dividend, extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to National common stock).

Certain Fees and Expenses

At or prior to closing of the merger, Gilman shall pay in full its financial advisor, its outside legal counsel and its accountants for any fees and expenses incurred in connection with the merger and such persons shall deliver to National a statement that they have been paid in full.

Indemnification and Insurance

The merger agreement provides that all rights to indemnification and exculpation from liabilities occurring at or prior to the effective time (including rights for advancement of expenses) in favor of then current or former directors or officers of Gilman or its subsidiaries provided in their certificate of incorporation or bylaws and any indemnification or other agreements of Gilman and its subsidiaries in effect on the date of the merger agreement shall be assumed by the surviving corporation and shall survive the merger and continue in full force and effect in accordance with their terms. Further, the certificate of incorporation and bylaws of the surviving corporation and its subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in Gilman and its subsidiaries’ certificate of incorporation and bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the effective time in any manner that would adversely affect the rights thereunder of any such individuals, except as amendments may be required by the DGCL during such period.

For a period of not less than 3 years after the effective time, National shall cause to be in effect either (i) Gilman and its subsidiaries directors’ and officers’ liability insurance covering each person currently covered by Gilman’s and its subsidiaries’ directors’ and officers’ liability insurance for acts or omissions occurring prior to the effective time by way of purchasing a “tail” or (ii) National may substitute thereof policies of another insurance company, reasonably acceptable to the Gilman board of directors, the material terms of which, including coverage and amount, are no less favorable in any material respect to such persons than Gilman’s policies in effect immediately prior to the date of the merger agreement; provided that in no event shall National or Gilman or its subsidiaries be required to pay aggregate premiums for insurance in excess of 125% of the amount of the aggregate premiums paid by Gilman or its subsidiaries for policy year 2012-2013 for such purpose. The Gilman board of directors shall have the right to modify, in their discretion the ratio of “Side A” Coverage to “Side B” Coverage without regard to the existing percentage allocation in its existing coverage.

Conditions of the Merger

The obligations of the parties to consummate the transactions contemplated by the merger agreement are subject to the following conditions:

Conditions to Each Party’s Obligations

National’s Merger Sub’s and Gilman’s respective obligations to complete the merger are subject to the satisfaction or waiver of various conditions, including the following:

●	Stockholder Approval. Gilman stockholders holding a majority of the outstanding shares of Gilman common stock having approved the merger agreement;

●

No Injunction or Restraint. The absence of any federal, state, local or foreign statute, law, ordinance, rule, regulation, order, judgment, decree or legal requirement, or any injunction by any United States or state court or United States Governmental Body (as defined in the merger agreement) prohibiting, restraining or enjoining the completion of the merger;

●

Effectiveness of the S-4. The Registration Statement on Form S-4 has become effective under the Securities Act and is not the subject of any stop order or proceedings seeking a stop order shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

●

No Material Misstatements or Omissions. The Registration on Form S-4 shall not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Conditions to National’s and Merger Sub’s Obligations

National’s and Merger Sub’s obligations to complete the merger are also subject to various conditions, including the following:

●	Gilman’s representations and warranties in the merger agreement being true and correct to the extent set forth in the merger agreement;

●	material compliance by Gilman with its covenants and agreements as to the extent set forth in the merger agreement;

●

the outstanding indebtedness of Gilman shall not exceed $5,400,000 which exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of Gilman or its subsidiaries;

●	receipt of all required consents, approvals, authorizations, permits, actions, or notifications;

●	Gilman stockholders holding a majority of the outstanding shares of Gilman common stock having approved the merger agreement;

●	the voting and support agreements have been delivered by the voting stockholders;

●	holders owning no more than 5 percent, in the aggregate, of the outstanding Gilman common stock shall have perfected and not withdrawn a demand for dissenters’ rights pursuant to the DGCL

●

all planned severance, change of control payments, accelerations, accrued compensation, bonus, and vacation relating to any and all employees and consultants shall not be in excess of amounts set forth in the schedule to the merger agreement and Michael Ryan shall have entered into an employment agreement with National and Gilman; and

●	receipt of certificates executed by the chief executive officer of Gilman that the aforementioned conditions have been satisfied.

Conditions to Gilman’s Obligations

Gilman’s obligation to complete the merger is also subject to various conditions, including the following:

●	National’s and Merger Sub’s representations and warranties in the merger agreement being true and correct to the extent set forth in the merger agreement;

●	material compliance by National with its covenants and agreements as to the extent set forth in the merger agreement;

●	receipt of certificates executed by the chief executive officer or chief financial officer of National that the aforementioned conditions have been met;

●	FINRA shall have approved the Rule 1017 Application;

●	delivery by Merger Sub of the merger consideration to the exchange agent; and

●	National shall have sent by wire transfer of same day funds amounts necessary to payoff the assumed indebtedness.

Termination

The merger agreement may be terminated at any time before completion of the merger in any of the following ways:

●	by mutual written consent of National, Merger Sub and Gilman;

●

by either National or Gilman if any court or governmental body having jurisdiction in the United States shall have issued an order, decree or ruling enjoining or prohibiting the merger which has become final and nonappealable;

●

by either National or Gilman if the effective time has not occurred on or before December 31, 2013 (as extended, referred to as the “termination date”). Such right to terminate will not be available to any party whose action or failure to perform in breach of the merger agreement has been the cause of or resulted in the failure of the effective time to occur;

●

by National, so long as neither National nor Merger Sub has materially breached any of its obligations contained in the merger agreement, if Gilman breaches any representation, warranty, covenant or agreement contained in the merger agreement which breach would result in a failure of any of the conditions to the obligation of National or Merger Sub to effect the merger (as set forth in “Merger Agreement—Conditions to the Merger”) and such breach has not been cured by the earlier of (a) 15 days after notice of the breach to Gilman and (b) the termination date;

●

by Gilman, so long as Gilman has not materially breached any of its obligations contained in the merger agreement if National or Merger Sub breaches any representation, warranty, covenant or agreement contained in the merger agreement, which breach would result in a failure of any of the conditions to the obligation of Gilman to effect the merger(as set forth in “Merger Agreement—Conditions to the Merger”) and such breach has not been cured by the earlier of (a) 15 days after notice of the breach to National and (b) the termination date;

●

by National if the Gilman board of directors withdraws or modifies in a manner adverse to National, or proposes publicly to withdraw or modify in a manner adverse to National , its recommendation that its stockholders vote to approve and adopt the merger agreement or resolves or agrees to take any such action; and

●	by Gilman in connection with the receipt of a superior proposal under the terms and subject to the conditions set forth in the merger agreement.

Should any of these potential grounds for termination occur, the National and Gilman board of directors, as applicable, may elect to exercise their respective rights to terminate the merger agreement.

Termination Fees and Expenses

Gilman has agreed to pay National a termination fee equal to $800,000 in connection with the transactions contemplated by the merger agreement if:

●

a bona fide acquisition proposal determined in accordance with the merger agreement shall have been made or any person or entity makes a public announcement of intention to make such a proposal and thereafter the merger agreement is terminated by either National or Gilman as a result of the effective time not having occurred by the termination date;

●	Gilman terminates the merger agreement in connection with the receipt of a superior proposal under the terms and conditions set forth in the merger agreement;

●

National terminates the merger agreement because the Gilman board of directors withdraws or modifies in a manner adverse to National or Merger Sub, or proposes publicly to withdraw or modify in a manner adverse to National or Merger Sub, its recommendation that its stockholders approve and adopt the merger agreement or resolves or agrees to take any such action; and

●

National terminates the merger agreement because Gilman breaches any representation, warranty, covenant or agreement contained in the merger agreement which breach would result in a failure of any of the conditions to the obligation of National or Merger Sub to effect the merger (as set forth in “Merger Agreement—Conditions to the Merger”) and such breach has not been cured by the earlier of (a) 15 days after notice of the breach to Gilman and (b) the termination date.

provided, that, in each case, no termination fee will be payable to National unless and until either prior to or within 12 months of such termination, Gilman or any of its subsidiaries shall have entered into a letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to, or shall have consummated or shall have approved or recommended to Gilman stockholders, or otherwise not opposed, an acquisition proposal.

National has agreed to pay Gilman a termination fee equal to $800,000 if Gilman terminates the merger agreement because National breaches any representation, warranty, covenant or agreement contained in the merger agreement which breach would result in a failure of any of the conditions to the obligation of Gilman to effect the merger (as set forth in “Merger Agreement—Conditions to the Merger”) and such breach has not been cured by the earlier of (a) 15 days after notice of the breach to National and (b) the termination date.

Effect of Termination

In the event of termination of the merger agreement prior to the effective time in accordance with the terms of the merger agreement, the merger agreement will become void, and there shall be no liability or further obligation on the part of National, Merger Sub or Gilman other than:

●	the payment of fees and expenses described above under “Merger Agreement—Termination Fees and Expenses”;

●	liability for brokerage or finder’s fees incurred by it;

●	the parties’ mutual obligations with respect to confidentiality and public announcements, which survive termination, under the terms of the merger agreement; and

●	liability arising out of fraud or material and intentional breach of any provision of the merger agreement.

No Solicitation of Other Offers by Gilman

Under the terms of the merger agreement, subject to certain exceptions described below, Gilman has agreed that it and its officers and directors will not (and that it will use commercially reasonable efforts to ensure that its representatives will not) directly or indirectly:

●	initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any “acquisition proposal,” as defined below; or

●	engage in any negotiations concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to, an acquisition proposal.

In addition, under the merger agreement, Gilman has agreed that it will, and it will cause its agents and representatives to, promptly cease and cause to be terminated any existing activities, discussions or negotiations with respect to any acquisition proposal.

However, if Gilman receives an unsolicited bona fide written proposal for an acquisition proposal, Gilman may:

●	provide access or furnish information with respect to Gilman to the person that made such proposal pursuant to a customary confidentiality agreement; and

●	engage in discussions and negotiations with the person that made such proposal;

but only if:

●	the Gilman board of directors determines in good faith, after consultation with its financial advisors, that the proposal constitutes a “superior proposal” as defined below; and

●

the acquisition proposal did not result from a breach of Gilman’s covenant not to initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any acquisition proposal, or engage in any negotiations concerning, or provide access to its properties, books and records or any confidential information or data to any person relating to, an acquisition proposal.

An “acquisition proposal” means any proposal or offer with respect to the acquisition, including by way of a tender offer, exchange offer, merger, consolidation or other business combination, of:

●	an equity interest representing a 10% or greater economic or voting interest in Gilman; or

●

the assets, securities or other ownership interests of or in Gilman representing 10% or more of the consolidated assets of Gilman; in each case, other than the transactions contemplated by the merger agreement

A “superior proposal” means any offer made by a third party that Gilman’s board of directors reasonably determines to be bona fide for a transaction that if consummated, would result in such third party (or in the case of a direct merger between such third party and Gilman, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Gilman common stock (or, in the case of a direct merger, the common stock of the resulting company) or all or substantially all the consolidated assets of Gilman and its subsidiaries for consideration consisting of consideration payable to holders of Gilman common stock that the Gilman board of directors determines in good faith, after consultation with its financial advisors, to be more favorable from a financial point of view to holders of Gilman common stock than the merger with National taking into account the termination fee, and is reasonably likely to be consummated in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such offer and transaction (including the likelihood of completion) and any changes to the terms of the merger agreement proposed by National in response to such superior proposal or otherwise.

Additionally, subject to the right of Gilman to withhold information where such disclosure would contravene any law or binding agreement entered into prior to the date of the merger agreement, Gilman is required to promptly provide National any non-public information that is provided to the person making an acquisition proposal or its representatives that was not previously provided to National or Merger Sub. Gilman has agreed to promptly (within 2 business days) notify National of the receipt of any acquisition proposal after the date of the merger agreement, including the identity of the person making such acquisition proposal and the material terms and conditions of such acquisition proposal, and to keep National apprised of any related material developments, discussions and negotiations related to such acquisition proposal.

Changes of Recommendation

The merger agreement requires Gilman’s board of directors:

●	not to withdraw or modify, or to propose publicly to withdraw or modify, its recommendation to approve the merger in a manner adverse to National or Merger Sub;

●	not to recommend, adopt or approve any acquisition proposal or propose publicly to recommend, adopt or approve any acquisition proposal; and

●

not to cause or permit Gilman to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to lead to any acquisition proposal (an "Acquisition Agreement").

However, Gilman’s board of directors may (i) withdraw its recommendation to approve the merger, if Gilman’s board of directors determines in good faith, after consulting its legal advisors, that failure to take such action would, or would be reasonably likely to, be a breach of its fiduciary duties, and (ii) in response to a superior proposal cause Gilman to terminate the merger agreement in order to concurrently enter into an Acquisition Agreement, subject to compliance with certain formalities.

Amendments, Extensions and Waivers

The parties may amend the merger agreement in writing by action taken by their respective Boards of Directors at any time prior to the effective time; provided, however, that after approval of the merger agreement by the Gilman stockholders, the parties may not make any amendment that by law requires further approval by the Gilman stockholders without such approval.

At any time before the effective time, each party may:

●	extend the time for the performance of any obligations or other acts of the other party;

●	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

●	waive compliance by the other party with any of the agreements or conditions contained in the merger agreement, subject to the requirements of applicable laws.

THE VOTING AND SUPPORT AGREEMENT

The following summary describes certain material provisions of the definitive Voting and Support Agreement entered into by National and the Voting Stockholders and is qualified in its entirety by reference to the voting and support agreement, a copy of which is attached hereto as Annex B and incorporated herein by reference. This summary may not contain all of the information about the Voting and Support Agreement that is important to Gilman Stockholders, and Gilman Stockholders are encouraged to read the voting and support agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Voting and Support Agreement and not this summary.

In connection with the execution and delivery of the merger agreement, National and Merger Sub entered into the Voting and Support Agreements, dated as of June 20, 2013, with Michael P. Ryan, Carole Enisman, Ted H. Finkelstein, Edward Cohen, Fredrick Wasserman, John Levy, Allan Page, James Ciocia, Prime Partners II, LLC, Prime Partners, Inc., Wynnefield Partners Small Cap Value L.P. I, Wynnefield Partners Small Cap Value L.P., Wynnefield Small Cap Value Offshore Fund, Ltd. and Dennis Conroy (each a “voting stockholder” and collectively, the “voting stockholders").

Under the Voting and Support Agreements, the voting stockholders agreed, among other things, to vote certain shares of Gilman common stock as to which they have the right to vote (58,439,849 shares, or 60.3% of the outstanding shares of Gilman common stock on the record date) (i) in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, and (ii) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Gilman contained in the merger agreement or of the Voting Stockholders contained in the voting and support agreements. Accordingly, the approval of the merger agreement by the Gilman stockholders is assured. However, a closing condition of the merger (which can be waived by National), is that holders owning no more than 5%, in the aggregate, of the outstanding Gilman common stock shall have perfected and not withdrawn a demand for dissenters’ rights pursuant to Delaware law.

The voting stockholders further agreed, subject to certain exceptions, to (i) not participate in a “solicitation” of “proxies” or consents or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of common stock in connection with any vote or other action on any matter, other than to recommend that stockholders of Gilman vote in favor of adoption of the merger agreement, (ii) not deposit any of its Gilman shares in a voting trust or subject any of its Gilman shares to any arrangement or agreement with any person with respect to the voting of its Gilman shares, except in favor of the merger agreement, (iii) not initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to, or any indication of interest in, any acquisition proposal, engage in any negotiations or discussions concerning any acquisition proposal, or provide any non-public information or data to any person or any representatives thereof (other than National) that has made, or to such voting stockholder’s knowledge, is considering making an acquisition proposal, or make any public statements with respect to any acquisition proposal or any matter that relates to, supports, or could reasonably be expected to lead to any acquisition proposal, and (iv) cease immediately any and all existing discussions, conversations, negotiations and other communications with any person conducted heretofore with respect to any acquisition proposal or any matter which, to the knowledge of such voting stockholder, relates to, supports, or would reasonably be expected to lead to any acquisition proposal.

Nothing contained in voting and support agreements will be deemed to limit or affect a voting stockholder’s ability to approve a superior proposal.

Each voting and support agreement will terminate upon the earliest of (a) the mutual written consent of National, Merger Sub and the voting stockholder, (b) the effective time of the merger, (c) the date of termination of the merger agreement, (d) an adverse recommendation change occurring under merger agreement, and (e) the Gilman board of directors accepting a superior proposal.

INFORMATION ABOUT NATIONAL

National's Business

General

National Holdings Corporation, a Delaware corporation organized in 1996, is a financial services organization, operating primarily through its wholly-owned subsidiaries, National Securities Corporation (“National Securities” or “NSC”) and vFinance Investments, Inc. (“vFinance Investments”) (collectively, the “Broker-Dealer Subsidiaries”). The Broker-Dealer Subsidiaries conduct a national securities brokerage business through their main offices in New York, New York, Boca Raton, Florida, and Seattle, Washington.

Through its Broker-Dealer Subsidiaries, National (1) offers full service retail brokerage to approximately 39,000 high net worth individual and institutional clients, (2) provides investment banking, merger and acquisition and advisory services to micro, small and mid-cap high growth companies, and (3) engages in trading securities, including making markets in over 5,800 securities, providing liquidity in both foreign and domestic issues on a variety of exchanges and also providing execution and technical analysis in the United States Treasury marketplace. The Broker-Dealer Subsidiaries are introducing brokers and clear all transactions through clearing organizations on a fully disclosed basis. They are registered with the SEC, are members of the FINRA, Securities Investor Protection Corporation (“SIPC”) and are also members of the National Futures Association (“NFA”).

National’s brokers operate primarily as independent contractors. An independent contractor registered representative who becomes an affiliate of a Broker-Dealer Subsidiary typically establishes his own office and is responsible for the payment of expenses associated with the operation of such office, including rent, utilities, furniture, computer and other equipment, stock quotation machines, software and general office supplies. The independent contractor registered representative is entitled to retain a higher percentage of the commissions generated by his sales than an employee registered representative at a traditional employee-based brokerage firm. This arrangement allows National to operate with a reduced amount of fixed costs and lowers the risk of operational losses for lower or non-production.

National’s wholly-owned subsidiary, National Asset Management, Inc., a Washington corporation (“NAM”), is a federally-registered investment advisor providing asset management advisory services to high net worth clients for a fee based upon a percentage of assets managed.

National’s wholly-owned subsidiary, National Insurance Corporation, a Washington corporation (“National Insurance”), provides fixed insurance products to its clients, including life insurance, disability insurance, long term care insurance and fixed annuities.

Recent Developments

NASD Rule 1017

In September 2012, EquityStation filed pursuant to NASD Rule 1017, a request to transfer its business assets, primarily its customer accounts and brokers, to its affiliate, vFinance Investments and to withdraw its membership from FINRA. On December 10, 2012, FINRA advised National that the request had been approved and the transfer of assets was made accordingly.

In September 2012, National filed pursuant to NASD Rule 1017, a request to transfer its retail business assets, primarily its customer accounts and brokers, to its affiliate, vFinance Investments. On December 13, 2012, FINRA advised National that the request had been approved and the transfer of assets was made accordingly on December 14, 2012.

The effect of these changes is not expected to have a material impact on the revenue or profitability of National in future reporting.

Private Placement and Recapitalization

On January 25, 2013, National issued approximately 29,450,000 shares of its common stock for an aggregate purchase price of approximately $8.8 million. National used the proceeds from the issuance of the shares to repay certain outstanding indebtedness and for general corporate, working capital, and net capital purposes and associated costs and fees relating to the transaction.

Additionally, National granted registration rights to these investors. The registration rights provide for, among other things, registration payment arrangements. National agreed to use its commercially reasonable efforts to (i) file with the SEC as soon as practicable but in no event later than 45 days of the date of the closing, a registration statement covering the resale of the shares issued in the private placement and (ii) have the registration statement be declared effective under the Securities Act, no later than April 25, 2013 or if there is a review of the registration statement by the SEC, May 25, 2013. In the event that (1) a registration statement is not declared effective by such dates, (2) after the date the registration statement is declared effective by the SEC, (a) a registration statement ceases for any reason, to remain continuously effective or (b) the investors are not permitted to utilize the prospectus included in the registration statement therein to resell their shares, in each case, for more than an aggregate of 20 consecutive days or 45 days during any 12-month period, or (3) National fails to satisfy the current public information requirement pursuant to Rule 144(c)(1) under the Securities Act, it shall pay to each investor an amount in cash equal to approximately $88,000 on the date the failure occurs and every 30 days thereafter, until cured subject to a maximum amount of up to approximately $880,000.

On January 24, 2013, National issued 9,416,691 shares of its common stock in connection with the conversion of all issued and outstanding shares of series C and D convertible Preferred Stock, which amounted to 34,169 and 60,000 shares, respectively.

During January 2013, National issued 10,000,000 shares of its common stock in satisfaction of obligations under convertible notes aggregating $5,000,000.

On January 24, 2013, National issued to certain holders of warrants 12,951,196 shares of common stock in consideration of the cancellation of 17,426,187 warrants. These warrants were originally issued in connection with National’s issuance of shares of its Series C, D, and E Convertible Preferred Stock.

Clearing Relationships

National’s Broker-Dealer Subsidiaries have clearing arrangements with National Financial Services LLC (“NFS”), COR Clearing LLC (“COR”) (formerly known as Legent Clearing, ICBC (formerly known as Fortis Securities, LLC (“ICBC”), Rosenthal Collins Group, LLC. (“Rosenthal”), and R.J. O’Brien (“RJO”).

Financial Information about Industry Segments

National realized approximately 80% and 83% of its total revenues in the first six months of fiscal 2013 and in fiscal year 2012, respectively, from brokerage services, principal and agency transactions, and investment banking. During the six months of fiscal year 2013 and 2012, brokerage services consisting of retail brokerage commissions represented 62% and 57%, respectively, of total revenues, principal and agency transactions consisting of net dealer inventory gains represented 12% and 12%, respectively, of total revenues, and investment banking, consisting of corporate finance commissions and fees, represented 7% and 15%, respectively, of total revenues. For a more detailed analysis of National's results by segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of National” beginning on page 115 of this proxy statement/prospectus.

Brokerage Services

National’s Broker-Dealer Subsidiaries are each registered as a broker-dealer with the SEC and are licensed in all 50 states, the District of Columbia and Puerto Rico. The Broker-Dealer Subsidiaries are also members of the FINRA, the Municipal Securities Rulemaking Board (“MSRB”) and the SIPC, and are also members of the NFA. Brokerage services to retail clients are provided through National's sales force of investment executives at the Broker-Dealer Subsidiaries.

National’s goal is to meet the needs of its investment executives and their clients. To foster individual service, flexibility and efficiency and to reduce fixed costs, National’s investment executives primarily act as independent contractors responsible for providing their own office facilities, sales assistants, telephone, Internet, computer and other equipment, software, quote service, supplies and other items of overhead. Investment executives are given broad discretion to structure their own practices and to specialize in different areas of the securities market subject to supervisory procedures and applicable rules and regulations. In addition, investment executives have direct access to research materials, management, traders, and all levels of support personnel.

The brokerage services provided by National’s investment executives include execution of purchases and sales of stocks, bonds, mutual funds, annuities and various other securities for individual and institutional customers. In fiscal year 2012, stocks and options represented approximately 69% of National’s business, bonds represented approximately 12% of National’s business, and mutual funds and annuities and insurance made up approximately 19% of National’s business. The percentage of each type of business varies over time as the investment preferences of National’s customers change based on market conditions.

Typically, the Broker-Dealer Subsidiaries do not recommend particular securities to customers. Rather, recommendations to customers are determined by individual investment executives based upon their own research and analysis, subject to applicable FINRA customer suitability standards. Most investment executives perform fundamental (as opposed to technical) analysis. Solicitations may be by telephone, email, seminars or newsletters.

National generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which its does not make a market, and charges commissions based on the services it provides to its customers. In executing customer orders to buy or sell a security in which National makes a market, National may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. National may also act as agent and execute a customer’s purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. National believes its mark-ups, mark-downs and commissions are competitive based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are to be in compliance with guidelines established by FINRA. In order to increase revenues generated from these activities, National continuously seeks to hire additional registered representatives and work with its current registered representatives to increase their productivity.

National’s registered representatives are primarily independent contractors, not salaried employees. As such, payments to these persons are based on commissions generated and represent a variable cost rather than a fixed cost of operating National’s business. Commission expense represents a significant majority of National’s total expenses. National works to control its fixed costs in order to achieve profitability based upon its expectation of market conditions and the related level of revenues. Additionally, National requires most of its registered representatives to absorb their own overhead and expenses, thereby reducing National’s share of the fixed costs.

Investment executives in the brokerage industry are traditionally compensated on the basis of set percentages of total commissions and mark-ups generated. Most brokerage firms bear substantially all of the costs of maintaining their sales forces, including providing office space, sales assistants, telephone and Internet service, computers and other equipment and supplies. The average commission paid to investment executives in the brokerage industry generally ranges from 30% to 50% of total commissions generated.

Since National requires most of its investment executives to absorb their own overhead and expenses, National pays a higher percentage of the net commissions and mark-ups generated by its investment executives, as compared to traditional investment executives in the brokerage industry. This arrangement also reduces fixed costs and lowers the risk of operational losses for lower or non-production. National’s operations include execution of orders, processing of transactions, internal financial controls, supervision and compliance with regulatory and legal requirements.

As of March 31, 2013, National had approximately 961 associates of which 141 were employees and 820 were independent contractors. Of these approximately 680 were registered representatives. Persons who have entered into independent contractor agreements are not considered employees for purposes of determining National’s obligations for federal and state withholding, unemployment and social security taxes. National’s independent contractor arrangements conform to accepted industry practice, and therefore, National does not believe there is a material risk of an adverse determination from the tax authorities that would have a significant effect on its ability to recruit and retain investment executives or on its current operations and financial results of operations. There is no assurance that the tax status of National’s independent contractors will not change as a result of regulatory or legislative actions. No employees are covered by collective bargaining agreements and National believes its relations are good with both its employees and independent contractors.

National’s business plan includes the growth of its retail and institutional brokerage business, while recognizing the volatility of the financial markets. In response to historical market fluctuations, National has periodically adjusted certain business activities, including proprietary trading and market-making trading. National believes that consolidation within the industry may occur and it may consider strategic acquisitions in the future, but it is focused on generating positive cash flow and achieving profitability of its existing operations.

Periodic reviews of controls are conducted and supervision, administrative and operations personnel meet frequently with management to review operating conditions. Compliance, supervision and operations personnel monitor compliance with applicable laws, rules and regulations.

Principal and Agency Transactions

National buys and maintains inventories in equity securities as a “market-maker” for sale of those securities to other dealers and to National’s customers. National may also maintain inventories in corporate, government and municipal debt securities for sale to customers. The level of National’s market-making trading activities will increase or decrease depending on the relative strength or weakness of the broader markets. As of March 31, 2012, National made markets in over 5,800 micro and small-cap, NASDAQ and other exchange-listed stocks. National anticipates that it will continue market-making trading activity in the future, which may include companies for which National managed or co-managed a public offering.

National’s trading departments require a commitment of capital. Most principal transactions place National’s capital at risk. Profits and losses are dependent upon the skill of the traders, price movements, trading activity and the size of inventories. Since National’s trading activities occasionally may involve speculative and thinly capitalized stocks, including stabilizing the market for securities which National has underwritten, it imposes position limits to reduce its potential for loss.

In executing customer orders to buy or sell a security in which National makes a market, it may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. National may also as agent and execute a customer’s purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. National believes its mark-ups, mark-downs and commissions are competitive based on various factors including the services National provides to its customers.

In executing customer orders to buy or sell listed and over-the-counter securities in which National does not make a market, it generally act as an agent and charge commissions that it believes are competitive, based on the services it provides to its customers.

Investment Banking

National provides corporate finance and investment banking services, including underwriting the sale of securities to the public and arranging for the private placement of securities with investors. National’s corporate finance operations provide a broad range of financial and corporate advisory services, including mergers and acquisitions, project financing, capital structure and specific financing opportunities. National also acts as an underwriter of equity securities in both initial and secondary public offerings. Corporate finance revenues are generated from capital raising transactions of equity and debt securities and fees for strategic advisory services, and will vary depending on the number of private and public offerings completed by National during a particular fiscal year.

Institutional Services

A critical element of National’s business strategy is to identify institutional quality investments that offer above market returns. National supports that mission by providing institutional investment managers, primarily hedge fund managers, a complete array of services designed to enhance portfolio performance. Hedge funds represent the fastest growing segment of the money management market and by definition are focused on achieving positive returns for their investors while controlling risk. National offers fund managers access to advanced direct market access trading platforms, investment opportunities and independent research products. Additionally, National offers fund managers the ability to reduce their transaction costs by offering them access to National’s trading desk for illiquid securities and automated trading systems for their liquid transactions as well as special execution services using volume weighted averages and average pricing for micro and small-cap stocks. National believes it has a mutually beneficial relationship with its Investment Banking Division (“IBD”) as fund managers looking for investment opportunities fund IBD’s corporate clients and National’s relationships with fund managers may create opportunities to increase the number and quality of IBD clients.

As of March 31, 2013, National employed or had contractual relationships with approximately 10 individuals providing institutional services, approximately six of whom provide hedge fund related services. National services approximately 200 institutional customers, of which approximately 85 are hedge funds. For the first six months of fiscal year 2013 and for the fiscal year ended September 30, 2012, hedge fund related services accounted for approximately $1.5 million and $5.0 million respectively, in revenue.

Internet Strategy

One of National’s websites, www.vfinance.com, is available to an audience of entrepreneurs, corporate executives and private and institutional investors in approximately 100 countries. The website provides sales leads to National's brokerage and institutional services divisions, giving visitors convenient access to a variety of financial services, proprietary business development tools, searchable databases and daily news. The website features National’s database of venture capital firms and angel investors accessible with vSearch, a proprietary web-based data mining tool that allows entrepreneurs to search potential funding sources by different criteria, including geography, amount of funds required, industry, stage of corporate development or keyword. Much of the information on the website is provided free of charge, however, National charges nominal fees for the use of proprietary search engines and premium services such as its business planning services.

Administration, Operations, Securities Transactions Processing and Customer Accounts

The Broker-Dealer Subsidiaries do not hold any funds or securities for customers. Instead, they use the services of clearing agents on a fully-disclosed basis. These clearing agents process all securities transactions and maintain customer accounts. Customer accounts are protected through the SIPC for up to $500,000, of which coverage for cash balances is limited to $250,000. In addition to SIPC protection, National’s clearing agent provides brokerage accounts additional “excess of SIPC” coverage from Lloyd’s of London, together with other insurers. The “excess of SIPC” coverage would only be used when SIPC coverage is exhausted. Like SIPC protection, “excess of SIPC” protection does not cover investment losses in customer accounts due to market fluctuation. It also does not cover other claims for losses incurred while broker-dealers remain in business. Total aggregate “excess of SIPC” coverage available through National's clearing agent “excess of SIPC” policy is $1 billion. Within the “excess of SIPC” coverage, there is no per account dollar limit on coverage of securities, but there is a per account limit of $1.9 million on coverage of cash. This is the maximum “excess of SIPC” protection currently available in the brokerage industry.

Competition

National is engaged in a highly competitive business. With respect to one or more aspects of National’s business, its competitors include member organizations of the New York Stock Exchange and other registered securities exchanges in the United States and Canada, the U.K., Europe and members of FINRA. Many of these organizations have substantially greater personnel and financial resources and more sales offices than National. Discount brokerage firms affiliated with commercial banks provide additional competition, as well as companies that provide electronic on-line trading. In many instances, National is also competing directly for customer funds with investment opportunities offered by real estate, insurance, banking, and savings and loans industries.

The securities industry has become considerably more concentrated and more competitive since National was founded, as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. In addition, companies not engaged primarily in the securities business, but with substantial financial resources, have acquired leading securities firms. These developments have increased competition from firms with greater capital resources than National.

Since the adoption of the Gramm-Leach-Bliley Act of 1999, commercial banks and thrift institutions have been able to engage in traditional brokerage and investment banking services, thus increasing competition in the securities industry and potentially increasing the rate of consolidation in the securities industry.

National also competes with other securities firms for successful sales representatives, securities traders and investment bankers. Competition for qualified employees in the financial services industry is intense. National’s continued ability to compete effectively depends on its ability to attract new employees and to retain and motivate National's existing employees. For a further discussion of risks facing National, please see the “Risk Factors” section of this proxy statement/prospectus.

Government Regulation and Supervision

The securities industry, the Broker-Dealer Subsidiaries, and National’s investment advisor businesses are subject to extensive regulation by the SEC, FINRA, NFA and state securities regulators and other governmental regulatory authorities. The principal purpose of these regulations is the protection of customers and the securities markets. The SEC is the federal agency charged with the administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, such as the FINRA, that adopt rules, subject to approval by the SEC, which govern their members and conduct periodic examinations of member firms’ operations. Securities firms are also subject to regulation by state securities commissions in the states in which they are registered. All of the Broker-Dealer Subsidiaries are registered broker-dealers with the SEC and members of FINRA. They are licensed to conduct activities as a broker-dealer in all 50 states, the District of Columbia and Puerto Rico.

In addition, as registered broker-dealers and members of FINRA, the Broker-Dealer Subsidiaries are subject to the SEC’s Uniform Net Capital Rule 15c3-1 (the “Rule”), which is designed to measure the general financial integrity and liquidity of a broker-dealer and requires the maintenance of minimum net capital. Net capital is defined as the net worth of a broker-dealer subject to certain adjustments. In computing net capital, various adjustments are made to net worth that exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer’s position in securities, be valued in a conservative manner so as to avoid overstating of the broker-dealer’s net capital.

National Securities has elected to use the alternative standard method permitted by the Rule. This requires that National Securities maintain minimum net capital equal to the greater of $250,000 or a specified amount per security based on the bid price of each security for which National Securities is a market maker. The alternative method precludes National Securities from having to calculate a ratio of aggregate indebtedness to net capital. At March 31, 2013, National Securities had net capital of approximately $2,378,000 which was approximately $2,128,000 in excess of its required net capital of $250,000.

Due to its market maker status, vFinance Investments is required to maintain a minimum net capital of $1,000,000. In addition to the net capital requirements, vFinance Investments is required to maintain a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1 (and the rule of the “applicable” exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2013, vFinance Investments had net capital of approximately $1,845,000, which was approximately $845,000 in excess of its required net capital of $1,000,000, and its percentage of aggregate indebtedness to net capital was 101%. Each of the Broker-Dealer Subsidiaries qualifies under the exemptive provisions of Rule 15c3-3 which relates to the custody of securities for the account of customers pursuant to Section (k)(2)(ii) of the Rule as none of them carry security accounts of customers or perform custodial functions related to customer securities.

The Exchange Act and the FINRA Conduct Rules require the Broker-Dealer Subsidiaries to supervise the activities of its investment executives. As part of providing such supervision, these subsidiaries maintain written supervisory procedures. Compliance personnel and outside auditors conduct inspections of branch offices periodically to review compliance with National’s procedures. A registered principal provides onsite supervision at each of the Broker-Dealer Subsidiaries’ larger offices. The other offices (averaging two investment executives per office) are not required by FINRA rules to have a registered principal on site and are therefore supervised by registered principals off site. Designated principals review customer trades to ensure compliance with FINRA Conduct Rules including mark-up guidelines.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) establishes new and enhanced compensation and corporate governance oversight for the financial services industry, provides a specific framework for payment, clearing and settlement regulation, and empowers the SEC to adopt regulations requiring new fiduciary duties and other more stringent regulation of broker-dealers, investment companies and investment advisors. National’s existing policies and procedures already provided for much of the Dodd-Frank Act new requirements.

Application of Laws and Rules to Internet Business and Other Online Services

Due to the increasing popularity and use of the Internet and other online services, various regulatory authorities are considering laws and/or regulations with respect to the Internet or other online services covering issues such as user privacy, pricing, content copyrights and quality of services. In addition, the growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. When the Securities Act, which governs the offer and sale of securities, and the Exchange Act, which governs, among other things, the operation of the securities markets and broker-dealers, were enacted, such acts did not contemplate the conduct of a securities business through the Internet and other online services. The recent increase in the number of complaints by online traders could lead to more stringent regulations of online trading firms and their practices by the SEC, FINRA and other regulatory agencies.

Although the SEC, in releases and no-action letters, has provided guidance on various issues related to the offer and sale of securities and the conduct of a securities business through the Internet, the application of the laws to the conduct of a securities business through the Internet continues to evolve. Furthermore, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes and personal privacy is uncertain and may take years to resolve. Uncertainty regarding these issues may adversely affect the viability and profitability of National’s business.

As National’s services, through its subsidiaries, are available over the Internet in multiple jurisdictions, and as National, through its subsidiaries, have numerous clients residing in these jurisdictions, these jurisdictions may claim that its subsidiaries are required to qualify to do business as a foreign corporation in each such jurisdiction. While the Broker-Dealer Subsidiaries are currently registered as broker-dealers in the jurisdictions described in this proxy statement/prospectus, all of National’s subsidiaries are qualified to do business as corporations in only a few jurisdictions. Failure to qualify as an out-of-state or foreign corporation in a jurisdiction where National is required to do so could subject National to taxes and penalties for the failure to qualify.

Intellectual Property

National owns the following federally registered marks: vFinance, Inc.(R), vFinance.com, Inc.(R), AngelSearch(R), Direct2Desk(R) and EquityStation (R).

Employees

As of March 31, 2013, National employed the following personnel:

Position	Salaried Employees	Independent Contractors	Total
Officers	9	0	9
Administration	78	234	312
Brokers	18	578	596
Traders	31	0	31
Investment Bankers	5	0	5
Advisors	0	8	8
Totals	141	820	961

None of National’s personnel are covered by a collective bargaining agreement. National considers its relationships with its employees to be good. Any future increase in the number of employees will depend upon the growth of National’s business. National’s registered representatives are required to take examinations administered by FINRA and state authorities in order to qualify to transact business and are required to enter into agreements with National obligating them, among other things, to adhere to industry rules and regulations, National’s subsidiaries’ supervisory procedures and not to solicit other employees or brokers in the event of termination.

Seasonality and Backlog

National’s business is not subject to significant seasonal fluctuations, and there are no material backlogs in its business.

Research and Development and Environmental Matters

National did not incur any research and development expenses during the last two fiscal years. National does not incur any significant costs or experience any significant effects as a result of compliance with federal, state and local environmental laws.

Properties

National owns no real property. Its corporate headquarters are in space leased by National Securities in New York, New York. National also leases office space through its subsidiaries in Boca Raton, Florida, New York, New York, Seattle, Washington and Tinton Falls, New Jersey. Independent contractors individually lease National’s branch offices that are operated by those independent contractors.

Leases expire at various times through August 31, 2021. National believes the rent at each of its locations is reasonable based on current market rates and conditions. National considers its facilities and those of its subsidiaries to be reasonably insured and adequate for the foreseeable needs of National and its subsidiaries.

The following chart provides information related to these lease obligations:

Address	Approximate Square Footage	Approximate Annual Lease Rental	Lease Termination Date
410 Park Ave New York, NY	11,885	$582,365	October 31, 2018
120 Broadway New York, NY	19,872	$813,268	August 31, 2013
1001 Fourth Ave Seattle, WA	9,739	$338,436	June 30, 2017
4000 Rt. 66 Tinton Falls, NJ	4,258	$104,321	November 30, 2015
131 Gaither Drive Mount Laurel, NJ	1,400	$19,600	Month to Month
1200 N. Federal Highway Boca Raton, FL	11,510	$305,475	August 31, 2021
3010 North Military Trail Boca Raton, FL	2,634	$64,460	February 28, 2014
2170 W. St. Rd. 434 Longwood, FL	940	$13,632	September 30, 2013

Legal Proceedings

National and its subsidiaries are defendants in arbitrations and administrative proceedings, lawsuits and claims, which are routine and incidental to its business, alleging specified damages of approximately $17,000,000. National estimates, to the extent that it can, that based on discussions with legal counsel and prior experience, its aggregate liability from these pending actions may exceed $480,000 (exclusive of fees, costs and unspecified punitive damages related to certain claims and inclusive of expected insurance coverage). These matters arise in the normal course of business. National intends to vigorously defend itself in these actions, and based on discussions with counsel believes that the eventual outcome of these matters will not have a material adverse effect on National. However, the ultimate outcome of these matters cannot be determined at this time. The amounts related to such matters that are reasonably estimable and which have been accrued at March 31, 2013 and 2012, are $536,000 and $201,000 (inclusive of legal fees and estimated claims), respectively, and have been included in “Accounts Payable, Accrued Expenses and Other Liabilities” in National’s accompanying consolidated statements of financial condition. National has included in “Professional fees” litigation and FINRA related expenses of approximately $625,000 for the first six months of fiscal year 2013 and approximately $1,158,000 and $1,169,000 for fiscal years 2012 and 2011, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of National

Economic Overview and Impact of Financial Market Events

In the quarter ending March 31, 2013, the U.S. domestic equity markets and the S&P 500 continued to rise from the levels in 2012. While corporate profits of US companies have consistently met or exceeded expectations for multiple quarters, the US domestic equity markets are still sensitive to lingering concerns over slowing economic growth and the elevated unemployment rate in the United States. Uncertainty over U.S. fiscal policy, specifically how the debt ceiling will be handled and continued sovereign debt concerns in Europe are expected to have an effect on the financial markets, but it is difficult to predict whether it will have an impact on the volatility in the US domestic equity markets. If the market participants believe that the volatility of such markets is too high, it might lead to a reduction in the volume of transactions of US equity securities. Additionally, if the market participants believe that the US equity securities market is not synchronized with the underlying corporate profits, it may create a sharp adjustment to such markets, with significantly higher volume of transactions, followed by a longer period in which the volume of transactions is lower than average. While the longer-term outlook of the European debt crisis is uncertain, National continues to maintain nominal direct exposure to sovereign debt securities.

In response to the concerns noted above and the overall economic environment, the central banks, including the Federal Reserve, have continued to maintain historically low interest rates. The average federal funds effective rate was .144% in the quarter ending March 31, 2013. In the September 2012 meeting of the Board of Governors of the Federal Reserve System, it was announced that interest rates are expected to remain low into 2015 with a relatively low yield-curve for mid-term debt securities. The long-term outlook of low interest rates provides opportunities for the US equity securities market while it not hampering the US debt securities.

Growth Strategy

National continues to evaluate opportunities to grow its businesses, including potential acquisitions or mergers with other securities, investment banking and investment advisory firms, and by adding to its base of independent representatives organically. Prospective acquisitions may involve payments of material amounts of cash, the incurrence of a significant amount of debt or the issuance of significant amounts of National equity securities, which may be dilutive to National’s existing stockholders and/or may increase its leverage. National cannot assure you that it will be able to consummate any such potential acquisitions at all or on terms acceptable to National or, if it does, that any acquired business will be profitable. There is also a risk that National will not be able to successfully integrate acquired businesses into its existing business and operations.

Key Indicators of Financial Performance for Management

National’s management periodically reviews and analyzes its financial performance across a number of measurable factors considered to be particularly useful in understanding and managing National's business. Key metrics in this process include productivity and practice diversification of representatives, top line commission and advisory services revenues, gross margins, operating expenses, legal costs, taxes and earnings per share.

Critical Accounting Policies and Estimates

The SEC recently issued proposed guidance for disclosure of critical accounting policies and estimates. National’s most critical accounting policies relate to income recognition, income taxes, and stock-based compensation. The SEC defines “critical accounting estimates” as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.\

National’s critical accounting policies are as follows:

Revenue Recognition - Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which National acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees and sales concessions are recorded on the offering date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers who are financing their transaction on margin are charged interest. National’s margin requirements are in accordance with the terms and conditions mandated by its clearing firms, NFS, Legent, ICBC Rosenthal and RJO. The interest is billed based on the customer’s average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of National. Net dealer inventory gains are recorded on a trade date basis. Transfer fees are charged for each customer’s security transaction, and are recognized as of the trade date. Investment advisory fees are account management fees for high net worth clients based on the amount of the assets under management. These fees are billed quarterly and recognized at such time that the service is performed and collection is probable.

National generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services National provides to its customers. In executing customer orders to buy or sell a security in which National makes a market, National may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. National may also act as agent and execute a customer’s purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by FINRA.

Common Stock Purchase Warrants – National accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of Accounting Standard Codification 815- Derivatives and Hedging (“ASC 815”). Based on such provisions, National classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives National a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). National classifies assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of National) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

National assessed the classification of its derivative financial instruments as of September 30, 2012, which consist of common stock purchase warrants, and determined that such derivatives meet the criteria for equity classification under ASC 815.

Convertible Instruments – National evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815.

ASC 815 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments in accordance with Emerging Issues Task Force (“EITF”) 00-19. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of ASC 815. ASC 815 also provides an exception to this rule when the host instrument is deemed to be conventional (as that term is described).

National accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with the provisions of Accounting Standard Codification 470-20 Debt with Conversion Options. Accordingly, National records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. National also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.

National evaluated the conversion option embedded in the Series A Preferred Stock and determined, in accordance with the provisions of these statements, that such conversion option does not meet the criteria requiring bifurcation of these instruments. The characteristics of the common stock that is issuable upon a holder’s exercise of the conversion option embedded in the convertible preferred stock are deemed to be clearly and closely related to the characteristics of the preferred shares (as that term is defined under ASC 815). Additionally, National’s conversion options, if free standing, would not be considered derivatives subject to the accounting guidelines prescribed under ASC 815.

However, National believes that certain conversion features embedded in its Series C and Series D Preferred Stock and the related warrants issued in connection with such instruments were not clearly and closely related to the economic characteristics of National’s stock price prior to March 31, 2011. Accordingly, National recognized derivative liabilities in connection with such instruments. National uses judgment in determining the fair value of derivative liabilities at the date of issuance at every Statement of Financial Condition thereafter. National uses judgment in determining which valuation is most appropriate for the instrument (e.g., Black Scholes), the expected volatility, the implied risk free interest rate, as well as the expected dividend rate. As of March 31, 2011, the Series C and Series D Preferred Stock and the warrants associated with such Preferred Stock are accounted for as equity contracts.

Other Receivables – National extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for doubtful accounts reflects the amount of loss that can be reasonably estimated by management, and is included in other expenses in the accompanying consolidated statements of operations.

National has historically used the Black-Scholes option valuation model to estimate the fair value of any options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. For example, the expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the options granted. Options issued under National’s option plans have characteristics that differ from traded options. In National’s opinion, this valuation model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Results of Operations

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Revenues

National’s revenues for the three months ended March 31, 2013 decreased, with a greater decrease in fixed and variable expenses, compared to the same period last year. Despite the decline in revenues, National reported a net operating income of $716,000 compared with a net operating loss of $713,000 for the quarters ended March 31, 2013 and 2012, respectively.

	Three Months Ended March 31,		Increase (Decrease)
	2013	2012	Amount	Percent
Commissions	$20,769,000	$20,484,000	$285,000	1%
Net dealer inventory gains	4,310,000	3,686,000	624,000	17%
Investment banking	2,334,000	4,232,000	(1,898,000)	-45%
Interest and dividends	1,004,000	663,000	341,000	51%
Transfer fees and clearance services	2,033,000	2,141,000	(108,000)	-5%
Investment advisory fees and other income	2,499,000	2,003,000	496,000	25%
	$32,949,000	$33,209,000	$(260,000)	-1%

Total revenues decreased $260,000, or 1%, to $32,949,000 from $33,209,000 in the second quarter of fiscal year 2013 compared to the second quarter of fiscal year 2012. The decrease in revenues is primarily due a decline in investment banking transactions substantially offset by an increase in investment advisory fees, trading profits and generally more favorable market conditions in the retail marketplace.

Commission revenue increased $285,000, or 1%, to $20,769,000 from $20,484,000 during the second quarter of fiscal year 2013 compared with the same period in fiscal year 2012, which is attributable to generally more favorable market conditions for retail brokerage. The volume of transactions during the second quarter of fiscal 2013 was consistent with the prior year period.

Net dealer inventory gains, which includes profits on proprietary trading, market making activities and customer mark-ups and mark-downs, increased $624,000, or 17%, to $4,310,000 from $3,686,000 during the second quarter of fiscal year 2013 compared with the same period in fiscal year 2012. The increase is primarily due to more favorable trading conditions including higher market volumes, affecting National’s market making and fixed income trading activities in the quarter ended March 31, 2013 as compared to the same quarter in 2012.

Investment banking revenue decreased $1,898,000, or 45% to $2,334,000 from $4,232,000 during the second quarter of 2013 compared to the same period in fiscal year 2012. This decrease was attributable to fewer investment banking transactions during the second quarter of fiscal 2013 when compared with the same period in fiscal year 2012.

Interest and dividends revenue increased by $341,000 or 51%, to $1,004,000 from $663,000 in the second quarter of fiscal year 2013 compared with the same period in fiscal year 2012. The increase is primarily attributable to the slightly improved retail brokerage environment resulting in higher customer margin account balances, higher customer free cash balances, and slightly higher prevailing interest rates.

Transfer fees and clearance services decreased $108,000 or 5%, to $2,033,000 in the second quarter of fiscal year 2013 from $2,141,000 in the same quarter of fiscal year 2012. This decrease resulted from a decline in service fee income earned during the second quarter of fiscal 2013 offset by an increase in year end and other miscellaneous fee income.

Investment advisory fees and other income, consisting of asset management fees, other miscellaneous transaction fees and other investment income, increased $496,000, or 25%, to $2,499,000 from $2,003,000 during the second quarter of fiscal year 2013 compared to the same quarter of fiscal year 2012. The increase is due primarily to an increase in assets under management in National’s registered investment advisory subsidiary, National Asset Management.

Operating expenses

In comparison with the $260,000, or 1% decrease in total revenues in the quarter ended March 2013 as compared to the same quarter of 2012, total operating expenses decreased by $1,689,000, or 5%, to $32,233,000 for the second quarter of fiscal year 2013 compared to $33,922,000 in the second quarter of fiscal year 2012. This decrease in total expenses is primarily a result of a decrease in employee compensation and slightly improved payout agreements relating to National’s trading, banking and retail divisions.

	Three Months Ended March 31,		Increase (Decrease)
	2013	2012	Amount	Percent
Commissions, compensation, and fees	$28,329,000	$29,682,000	$(1,353,000)	-5%
Clearing fees	575,000	374,000	201,000	54%
Communications	1,149,000	1,162,000	(13,000)	-1%
Occupancy, equipment and other administrative expenses	981,000	1,345,000	(364,000)	-27%
Professional fees	764,000	643,000	121,000	19%
Interest	66,000	276,000	(210,000)	-76%
Taxes, licenses and registration	369,000	440,000	(71,000)	-16%
	$32,233,000	$33,922,000	$(1,689,000)	-5%

Commissions, employee compensation, and fees, which primarily includes expenses related to commission revenue, net dealer inventory gains and investment banking revenues and employee payroll, decreased $1,353,000, or 5%, to $28,329,000 in the second quarter of fiscal year 2013 from $29,682,000 in the second quarter of fiscal year 2012. The decrease is primarily attributable to a decrease in employee compensation and a decrease in investment banking revenues offset by an increase in retail commission revenues. Commission expense also includes the amortization of advances to registered representatives aggregating $75,000 and $60,000 for the second quarter of fiscal year 2013 and 2012, respectively. These amounts fluctuate based upon the amounts of advances outstanding and the time period for which the registered representatives have agreed to be affiliated with National Securities.

Employee compensation includes the amortization of the fair value associated with stock based compensation of $0 and $4,000 in second quarter of fiscal years 2013 and 2012, respectively.

Clearing fees increased $201,000, or 54%, to $575,000 in the second quarter of fiscal year 2013 from $374,000 in the second quarter of fiscal year 2012. This is primarily due to clearing incentives given to two independent groups that joined National in the second quarter of fiscal year 2013 for which there was no comparable transaction in the same quarter of 2012.

Communications expense decreased by $13,000, or 1%, to $1,149,000 in the second quarter of fiscal year 2013 from $1,162,000 in the second quarter of fiscal year 2012. This decrease is primarily due to a focus by National’s management on reducing bandwidth and overall telecommunication services costs since the beginning of the current fiscal year.

Occupancy, equipment and other administrative costs decreased $364,000, or 27%, to $981,000 in the second quarter of fiscal year 2013 from $1,345,000 in the second quarter of fiscal year 2012. This decrease is primarily due a reduction in the amounts paid for customer settlements and office rent offset by a slight increase in general insurance costs.

Professional fees increased $121,000, or 19%, to $764,000 from $643,000 in the second quarter of fiscal year 2013 compared to the second quarter of fiscal year 2012. This increase is attributed to continued cost of defense associated with various arbitrations as well as an increase in general corporate matters.

Interest expense decreased by $210,000, or 76%, to $66,000 from $276,000 in the second quarter of fiscal year 2013 compared to the second quarter of fiscal year 2012. The decrease is primarily due to lower weighted-average principal of interest-bearing debt resulting from the repayment of all remaining outstanding notes payable during the second quarter of fiscal year 2013.

Taxes, licenses and registration expenses decreased $71,000, or 16%, to $369,000 from $440,000 in the second quarter of fiscal year 2013 compared to the second quarter of fiscal year 2012. This decrease in taxes, licenses and registration fees is as a result of a general decline in the registration fees of new brokers during the second quarter of fiscal year 2013 as compared to the comparable quarter in 2012.

Six Months Ended March 31, 2013 Compared to Six Months Ended March 31, 2012

Revenues

National’s revenues for the first half of fiscal year 2013 increased despite the lower revenues in the second quarter. Operating expenses for the first half of fiscal year 2013 declined over the same period last year despite the increase in year to date revenues resulting in an operating profit of $669,000 as compared with a net operating loss of $1,735,000 for the first half of fiscal years 2013 and 2012, respectively.

	Six Months Ended March 31,		Increase (Decrease)
	2013	2012	Amount	Percent
Commissions	$36,809,000	$33,687,000	$3,122,000	9%
Net dealer inventory gains	6,912,000	6,762,000	150,000	2%
Investment banking	4,389,000	8,987,000	(4,598,000)	-51%
Interest and dividends	2,050,000	1,366,000	684,000	50%
Transfer fees and clearance services	4,040,000	3,971,000	69,000	2%
Investment advisory fees and other income	5,193,000	3,835,000	1,358,000	35%
	$59,393,000	$58,608,000	$785,000	1%

Total revenues increased $785,000, or 1%, to $59,393,000 from $58,608,000 in the first half of fiscal year 2013 compared to the first half of fiscal year 2012. The increase in revenues is primarily due to more favorable market conditions in the retail marketplace as well as in trading and National’s investment advisory platform. The volume of transactions during the second quarter of fiscal 2013 was consistent with the prior year period.

Commission revenue increased $3,122,000, or 9%, to $36,809,000 from $33,687,000 during the first half of fiscal year 2013 compared with the same period in fiscal year 2012. The increase in commissions was primarily due more favorable market conditions for retail brokerage.

Net dealer inventory gains, which includes profits on proprietary trading, market making activities and customer mark-ups and mark-downs, increased $150,000, or 2%, to $6,912,000 from $6,762,000 during the first half of fiscal year 2013 compared with the same period in fiscal year 2012. The increase is primarily due modestly more favorable trading conditions affecting National's market making and fixed income trading activities in the first half of fiscal year 2013 as compared to the same period in fiscal year 2012.

Investment banking revenue decreased $4,598,000, or 51%, to $4,389,000 from $8,987,000 during the first half of 2013 compared to the same period in fiscal year 2012. This decrease was attributable to fewer investment banking transactions during the first half of fiscal year 2013 when compared to the same period in fiscal 2012.

Interest and dividend income increased by $684,000, or 50%, to $2,050,000 from $1,366,000 in the first half of fiscal year 2013 compared with the same period in fiscal year 2012. The increase is primarily attributable to the slightly improved retail brokerage environment resulting in higher customer margin account balances, higher customer free cash balances, and slightly higher prevailing interest rates.

Transfer fees and clearance services increased $69,000, or 2%, to $4,040,000 in the first half of fiscal year 2013 from $3,971,000 in the first half of fiscal year 2012, resulting from a higher number of transactions made on behalf of National’s clients during the most recent period, offset by a decline in service fee income.

Investment advisory fees and other income, consisting of asset management fees, other miscellaneous transaction fees and other investment income, increased $1,358,000, or 35%, to $5,193,000 from $3,835,000 during the first half of fiscal year 2013 compared to the first half of fiscal year 2012. The increase is due primarily to an increase in assets under management in National's registered investment advisory subsidiary, National Asset Management.

Operating expenses

In comparison with the 1% increase in total revenues, total operating expenses decreased by $1,619,000, or 3%, to $58,724,000 for the first half of fiscal year 2013 compared to $60,343,000 in the first half of fiscal year 2012. This decrease in total expenses is primarily a result of a decrease in employee compensation and slightly improved payout agreements relating to National's trading, banking and retail divisions.

	Six Months Ended March 31,		Increase (Decrease)
	2013	2012	Amount	Percent
Commissions, compensation, and fees	$51,164,000	$52,412,000	$(1,248,000)	-2%
Clearing fees	997,000	834,000	163,000	20%
Communications	2,267,000	2,362,000	(95,000)	-4%
Occupancy, equipment and other administrative expenses	1,754,000	2,206,000	(452,000)	-20%
Professional fees	1,535,000	1,174,000	361,000	31%
Interest	230,000	552,000	(322,000)	-58%
Taxes, licenses and registration	777,000	803,000	(26,000)	-3%
	$58,724,000	$60,343,000	$(1,619,000)	-3%

Commissions, employee compensation, and fees, which primarily includes expenses related to commission revenue, net dealer inventory gains and investment banking and employee compensation, decreased $1,248,000, or 2%, to $51,164,000 in the first half of fiscal year 2013 from $52,412,000 in the first half of fiscal year 2012. The decrease is primarily attributable to a decrease in employee compensation and a decrease in investment banking revenues offset by an increase in retail commission revenues. Commission expense also includes the amortization of advances to registered representatives aggregating $135,000 and $143,000 for the first half of fiscal year 2013 and 2012, respectively. These amounts fluctuate based upon the amounts of advances outstanding and the time period for which the registered representatives have agreed to be affiliated with National Securities.

Employee compensation includes the amortization of the fair value associated with stock based compensation of $0 and $10,000 in first half of fiscal years 2013 and 2012, respectively.

Clearing fees increased $163,000, or 20%, to $997,000 in the first half of fiscal year 2013 from $834,000 in the first half of fiscal year 2012. This is primarily due to clearing incentives given to two independent groups that joined National during the first half of 2013 for which there was no comparable transaction in the same quarter of 2012.

Communications expenses decreased by $95,000, or 4%, to $2,267,000 in the first half of fiscal year 2013 from $2,362,000 in the first half of fiscal year 2012. This decrease is primarily due to a focus by management on reducing bandwidth and overall telecommunication services costs since the beginning of the fiscal year.

Occupancy, equipment and other administrative costs decreased $452,000, or 20%, to $1,754,000 from $2,206,000 in the first half of fiscal year 2013 compared to the first half of fiscal year 2012.This decrease is primarily due a reduction in the amounts paid for customer settlements and office rent offset by a slight increase in general insurance costs.

Professional fees increased $361,000, or 31%, to $1,535,000 from $1,174,000 in the first half of fiscal year 2013 compared to the first half of fiscal year 2012. This increase is attributed to continued cost of defense associated with various arbitrations as well as an increase in general corporate matters.

Interest expense decreased by $322,000, or 58%, to $230,000 from $552,000 in the first half of fiscal year 2013 compared to the first half of fiscal year 2012. The decrease is primarily due to lower weighted-average principal of interest-bearing debt resulting from the repayment of all remaining outstanding notes payable during the second quarter of fiscal year 2013.

Taxes, licenses and registration decreased $26,000, or 3%, to $777,000 from $803,000 in the second quarter of fiscal year 2013 compared to the second quarter of fiscal year 2012. This decrease in taxes, licenses and registration fees is as a result of a general decline in the registration fees of new brokers during the second half of fiscal 2013 as compared to the comparable period in 2012.

Fiscal Year 2012 Compared with Fiscal Year 2011

National’s fiscal year 2012 resulted in a decrease in revenues, and a correlated decrease in variable expenses as well as cost savings in compensation and other fixed costs as implemented by management, compared with fiscal year 2011. As a result, National reported a net loss of $1,937,000 compared with a net loss of $4,713,000 for the fiscal years 2012 and 2011, respectively.

Revenues

	Fiscal Year		Increase (Decrease)
	2012	2011	Amount	Percent
Commissions	$70,301,000	$85,296,000	$(14,995,000)	-18%
Net dealer inventory gains	14,427,000	14,261,000	166,000	1%
Investment banking	15,390,000	6,930,000	8,460,000	122%
Interest and dividends	2,996,000	3,586,000	(590,000)	-16%
Transfer fees and clearing services	7,196,000	8,528,000	(1,332,000)	-16%
Investment advisory fees	8,092,000	7,567,000	525,000	7%
Other	246,000	353,000	(107,000)	-30%
	$118,648,000	$126,521,000	$(7,873,000)	-6%

Total revenues decreased $7,873,000, or 6%, in fiscal year 2012 to $118,648,000 from $126,521,000 in fiscal year 2011. The decrease in revenues is primarily due to less favorable market conditions in retail brokerage offset by an increase in investment banking as described in National's overview of the business environment.

Commissions revenues decreased by $14,995,000, or 18%, to $70,301,000 from $85,296,000 during fiscal 2012 when compared to the prior year, primarily due to less favorable general market conditions resulting in lower volume of transactions made on behalf of National’s clients.

Net dealer inventory gains, which includes profits on proprietary trading, market making activities, and customer mark-ups and mark-downs increased by $166,000, or 1%, to $14,427,000 from $14,261,000 during fiscal 2012 when compared to fiscal 2011, primarily due to slightly more favorable trading conditions affecting National’s market making and fixed income trading activities in the year ended September 30, 2012, as compared to the prior year period.

Investment banking fees increased $8,460,000, or122%, to $15,390,000 from $6,930,000, during fiscal 2012 when compared to the prior year, primarily from a larger number of and generally larger average size of successful capital raising events for clients, and advisory and consulting services provided during the year.

Interest and dividend revenue primarily consists of interest on customer margin account balances. Interest and dividends decreased by $590,000, or 16% to $2,996,000 from $3,586,000 during fiscal 2012 when compared to the prior year. The decrease is primarily due to somewhat lower customer margin account balances, lower customer free cash balances, and slightly lower prevailing interest rates during the year.

Transfer fees and clearing service revenue, which primarily consists of fees charged to National’s registered representatives to execute on their behalf, decreased by $1,332,000, or 16%, to $7,196,000 from $8,528,000 during fiscal 2012 when compared to the prior year. The decrease is primarily due to a lower number of transactions made on behalf of National's clients during the most recent year.

Investment advisory fees, which primarily consists of fees charged to National’s clients in its asset based money management group, increased by $525,000, or 7%, to $8,092,000 from $7,567,000 during fiscal 2012 when compared to the prior year. The increase is primarily due to an increase in assets under management during the most recent year.

Other revenue which consists of transaction fees charged to National's customers and other investment income decreased by $107,000, or 30%, to $246, 000 from $353,000 during fiscal 2012 when compared to the prior year. The decrease is primarily due to a lower number of these transactions made on behalf of National’s clients during the most recent year.

Operating expenses

	Fiscal Year		Increase (Decrease)
	2012	2011	Amount	Percent
Commissions, compensation, and fees	$103,800,000	$113,325,000	$(9,525,000)	-8%
Clearing fees	1,662,000	2,107,000	(445,000)	-21%
Communications	4,731,000	4,571,000	160,000	4%
Occupancy and equipment costs	4,189,000	5,052,000	(863,000)	-17%
Professional fees	2,714,000	1,831,000	883,000	48%
Interest	916,000	1,147,000	(231,000)	-20%
Taxes, licenses and registration	1,536,000	1,639,000	(103,000)	-6%
	$119,548,000	$129,672,000	$(10,124,000)	-8%

In comparison with the 6% decrease in total revenues, total expenses decreased 8%, or $10,124,000, to $119,548,000 for fiscal year 2012 compared to $129,672,000 in fiscal year 2011. The decrease in total expenses is primarily the result of decreased commission expense which is consistent with the decrease in commission revenues combined with a decrease in occupancy and equipment costs resulting from National’s managements’ cost cutting efforts and the reduction of space in its New York office.

Commission, compensation, and fees expenses, which includes expenses based on commission revenue, net dealer inventory gains and investment banking, as well as base compensation to National's employees, brokers, and support staff, decreased by $9,525,000, or 8%, to $103,800,000 from $113,325,000 during fiscal year 2012 when compared to the prior year. The decrease is primarily attributable to a decrease in commission expense related to retail commission revenues, savings in salaries and other expenses as a result of cost cutting efforts by management, offset by a smaller increase in commission expense related to investment banking revenue and net dealer inventory gains. Commission expense also includes the amortization of advances to registered representatives aggregating $265,000 and $392,000 for fiscal 2012 and 2011, respectively. These amounts fluctuate based upon the amounts of advances outstanding and the time period for which the registered representatives have agreed to be affiliated with National Securities. Employee compensation includes the amortization of the fair value associated with stock based compensation of $10,000 and $265,000 in fiscal 2012 and 2011, respectively.

Clearing fees decreased $445,000 or 21% to $1,662,000 from $2,107,000 during fiscal 2012 when compared to the prior year. The decrease is commensurate with a decrease in transaction volumes and clearance service revenues in fiscal 2012.

Communication expenses increased $160,000 or 4%, to $4,731,000 from $4,571,000 during fiscal 2012 when compared to the prior year. This increase is primarily due to a temporary duplication in costs necessitated by the replacement of National’s primary phone system in its headquarters in New York due to fire damage, which occurred during the first quarter of fiscal 2012. Occupancy, equipment and other administrative expenses decreased $863,000, or 17%, to $4,189,000 from $5,052,000 during fiscal 2012 when compared to the prior year. This decrease is primarily due to the reduction of space rented in National’s New York office after the fire which occurred in the first quarter of fiscal 2012 and other savings on rental costs due to renegotiated leases and the consolidation of some of National’s smaller offices upon lease expiration.

Professional fees increased $883,000, or 48% to $2,714,000 from $1,831,000 during fiscal 2012 when compared to the prior year. The increase in professional fees is primarily a result of litigation costs associated with the New York City office rental abatement issue coupled with generally higher legal costs associated with arbitrations and civil matters and the consulting fees related to the trading group that joined National in fiscal 2012. The rental abatement issue was resolved in fiscal 2012. Additionally, in fiscal 2011, National received reimbursements from its insurance company primarily for legal fees in conjunction with two settlements of approximately $350,000.

Interest expense decreased by $231,000, or 20%, to $916,000 from $1,147,000 during fiscal 2012 when compared to the prior year. The decrease is primarily due to the payoff of $4.2 million of debt in March and September 2012, lower amortization of debt discount and lower rates on the remaining interest bearing debt. There was no amortization of debt discount during the second half of fiscal 2012, as it had been fully recorded by the second quarter of 2012 and National satisfied principal aggregating $4.2 million in a note bearing interest at 10% with a $5.0 million note bearing interest at 6% and a $1.0 million note bearing interest at 10% during fiscal 2012.

Taxes, licenses and registration decreased $103,000, or 6%, to $1,536,000 from $1,639,000 during fiscal 2012 compared to 2011. This decrease is not material.

Loss on disposition of unconsolidated joint venture

In April 2012, National relinquished its interest in an unconsolidated joint venture, Opus, resulting in a loss of disposition of such investment of $1,051,000 which was recorded at June 30, 2012. National did not incur such losses during fiscal 2011.

Increase in fair value of derivative liabilities

National did not have any derivative liabilities outstanding during fiscal year 2012. The fair value of derivative liabilities, as computed between measurement dates, increased by approximately $1.6 million during fiscal year 2011. The increase in fair value of derivative liabilities in 2011 was primarily due to an increase in National's quoted price per share between measurement dates, which is one of the main assumptions in National's computation of derivative liabilities.

National reported a net loss of $1,937,000 in fiscal year 2012 compared to a net loss of $4,713,000 in fiscal year 2011. The net loss attributable to common stockholders in fiscal year 2012 was $2,030,000 or $0.08 per common share, as compared to a net loss attributable to common stockholders of $5,127,000, or $0.18 per common share in fiscal year 2011. The net loss attributable to common stockholders for fiscal years 2012 and 2011 reflects $93,000 and $414,000, respectively, of cumulative preferred stock dividends on National’s preferred stock.

Non-GAAP Information for the Three and Six Months Ended March 31, 2013 Compared to the Three and Six Months Ended March 31, 2012

National’s management considers earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, an important indicator in evaluating its business on a consistent basis across various periods. Due to the significance of non-recurring items, EBITDA, as adjusted, enables National’s board of directors and management to monitor and evaluate National's business on a consistent basis. National uses EBITDA, as adjusted, as a primary measure, among others, to analyze and evaluate financial and strategic planning decisions regarding future operating investments and potential acquisitions. National believes that EBITDA, as adjusted, eliminates items that are not part of its core operations, such as interest expense and amortization expense associated with intangible assets, or items that do not involve a cash outlay, such as stock-related compensation. EBITDA, as adjusted should be considered in addition to, rather than as a substitute for, pre-tax income, net income and cash flows from operating activities.

For the three months ended March 31, 2013 and 2012, EBITDA, as adjusted, was $1,150,000 and $109,000 respectively. This improvement of $1,041,000 in the three months ended March 31, 2013 over 2012 resulted from the general decrease in operating expenses as a result of management’s focus on cost cutting and their attention to improving margins on revenue.

For the six months ended March 31, 2013 and 2012, EBITDA, as adjusted, was $1,627,000 and ($191,000) respectively. This improvement of $1,818,000 in the six months ended March 31, 2013 over 2012 resulted from the general decrease in operating expenses as a result of management’s focus on cost cutting and their attention to improving margins on revenue.

The following table presents a reconciliation of EBITDA, as adjusted, to net income (loss) as reported in accordance with generally accepted accounting principles.

	Three Months Ended March 31,		Six Months Ended March 31,
	2013	2012	2013	2012
Net income (loss), as reported	$494,000	$(1,760,000)	$454,000	$(2,769,000)
Interest expense	66,000	276,000	230,000	552,000
Taxes	88,000	43,000	108,000	83,000
Depreciation	110,000	140,000	227,000	288,000
Amortization	155,000	155,000	311,000	311,000
EBITDA	913,000	(1,146,000)	1,330,000	(1,535,000)
Non-cash compensation expense	-	4,000	-	10,000
Non-cash other administrative expense	-	140,000	-	140,000
Forgivable loan write down	75,000	60,000	135,000	143,000
Loss on disposition of joint venture	-	1,051,000	-	1,051,000
Loss on investment in unaffiliated entity	162,000	-	162,000	-
EBITDA, as adjusted	$1,150,000	$109,000	$1,627,000	$(191,000)

EBITDA, adjusted for gains or losses on sales of assets, non-cash compensation expense and loss on disposition of joint venture and loss on investment in unaffiliated entity, is a key metric National uses in evaluating National's business. EBITDA is considered a non-GAAP financial measure as defined by Regulation G promulgated by the SEC.

Non-G.A.A.P. Information for the Fiscal Year Ended September 30, 2012 Compared with September 30, 2011

National’s management considers earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, an important indicator in evaluating its business on a consistent basis across various periods. Due to the significance of non-recurring items, EBITDA, as adjusted, enables National’s board of directors and management to monitor and evaluate National's business on a consistent basis. National uses EBITDA, as adjusted, as a primary measure, among others, to analyze and evaluate financial and strategic planning decisions regarding future operating investments and potential acquisitions. National believes that EBITDA, as adjusted, eliminates items that are not part of its core operations, such as interest expense and amortization expense associated with intangible assets, or items that do not involve a cash outlay, such as stock-related compensation and changes in fair value of derivative liabilities. EBITDA, as adjusted should be considered in addition to, rather than as a substitute for, pre-tax income, net income and cash flows from operating activities. For fiscal year 2012 and 2011, EBITDA, as adjusted, was $1,529,000 and $119,000, respectively. This improvement of $1,410,000 during fiscal 2012 when compared to 2011 resulted from a general decrease in operating expenses partially offset by a lower decrease in revenues.

The following table presents a reconciliation of EBITDA, as adjusted, to net loss as reported in accordance with generally accepted accounting principles, or GAAP.

	Fiscal Year Ended
	2012	2011
Net loss, as reported	$(1,937,000)	$(4,713,000)
Interest expense	916,000	1,147,000
Taxes	153,000	148,000
Depreciation	533,000	633,000
Amortization	538,000	644,000
EBITDA	203,000	(2,141,000)
Non-cash compensation expense	10,000	265,000
Forgivable loan write-down	265,000	392,000
Loss on disposition of unconsolidated joint venture	1,051,000	-
Change in fair value of derivative liabilities	-	1,603,000
EBITDA, as adjusted	$1,529,000	$119,000

EBITDA, as adjusted for, non-cash compensation expense, forgivable loan write-down and changes in fair value of derivative liabilities, is a key metric National uses in evaluating its business. EBITDA is considered a non-GAAP financial measure as defined by Regulation G promulgated by the SEC.

Liquidity and Capital Resources

Source of liquidity and capital resources

	Ending Balance at March 31,		Average Balance during first half of
	2013	2012	2013	2012
Cash	$13,496,000	$8,953,000	$9,625,000	$7,826,000
Receivables from broker-dealers and clearing organizations	$3,572,000	$3,521,000	$3,271,000	$3,118,000
Marketable securities	$2,218,000	$880,000	$1,189,000	$667,000
Accounts payable, accrued expenses and other liabilities	$12,657,000	$15,755,000	$11,648,000	$13,794,000
Convertible notes payable excluding debt discount	$-	$6,100,000	$4,533,000	$6,050,000
Subordinated borrowings	$-	$40,000	$667,000	$70,000

At March 31, 2013 and 2012, 81% and 73%, respectively, of National’s total assets consisted of cash and cash equivalents, marketable securities owned and receivables from clearing brokers and other broker-dealers. The level of cash used in each asset class is subject to fluctuation based on market volatility, revenue production and trading activity in the marketplace. Allocation of cash into marketable securities classes are dependent upon overall market activity, but the majority of National's securities owned are in municipal securities and common stock.

The Broker-Dealer Subsidiaries are subject to the SEC’s Uniform Net Capital Rule 15c3-1, which is designed to measure the general financial integrity and liquidity of a broker-dealer and requires the maintenance of minimum net capital. Net capital is defined as the net worth of a broker-dealer subject to certain adjustments. In computing net capital, various adjustments are made to net worth that exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer’s position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer’s net capital. National Securities has elected to use the alternative standard method permitted by the rule. This requires that National Securities maintain minimum net capital equal to the greater of $250,000 or a specified amount per security based on the bid price of each security for which National Securities is a market maker. At March 31, 2013, National Securities’ net capital exceeded the requirement by approximately $2,128,000. Due to its market maker status, vFinance Investments is required to maintain a minimum net capital of $1,000,000 and at March 31, 2013, vFinance Investments’ net capital exceeded the requirement by approximately $845,000.

Advances, dividend payments and other equity withdrawals from the Broker-Dealer Subsidiaries are restricted by the regulations of the SEC and other regulatory agencies. These regulatory restrictions may limit the amounts that a subsidiary may dividend or advance to National. During the six-month periods ended March 31, 2013 and 2012, the Broker-Dealer Subsidiaries were in compliance with the rules governing dividend payments and other equity withdrawals.

National extends unsecured credit in the normal course of business to its brokers. The determination of the appropriate amount of the reserve for uncollectible accounts is based upon a review of the amount of credit extended, the length of time each receivable has been outstanding, and the specific individual brokers from whom the receivables are due.

The objective of liquidity management is to ensure that National has ready access to sufficient funds to meet commitments, fund deposit withdrawals, and efficiently provide for the credit needs of customers.

National’s primary sources of liquidity include the sale of its securities and other financing activities and its cash flow from operations. National believes that it have sufficient funds from operations to fund its ongoing operating requirements for the foreseeable future. However, National may need to raise funds to enhance its working capital and use them for strategic purposes. If such need arise, National intends to generate proceeds from either debt or equity financing.

On January 25, 2013, National issued 29,450,000 shares of its common stock for gross proceeds of approximately $8.8 million. National used the proceeds from the issuance of shares to repay certain outstanding indebtedness and for general corporate, working capital and net capital purposes and associated costs and fees relating to the transaction.

During January 2013, National issued 10,000,000 shares of its common stock in satisfaction of obligations under convertible notes aggregating $5,000,000 and repaid senior subordinated notes payable of $2,800,000.

National does not have any material commitments for capital expenditures. National routinely purchases computer equipment and technology to maintain or enhance the productivity of its employees and such capital expenditures have ranged between $57,000 and $93,000 during the first half of fiscal 2013 and 2012, respectively.

Six months ended March 31, 2013

The increase in marketable securities as of March 31, 2013 is primarily due to an increase in the position of municipal securities held for resale by National than it had in September 2012. Changes in securities owned, marketable at market value are dependent upon overall market activity and opportunities perceived by National. The decrease in accounts payables during the first half of fiscal 2013 is primarily due to the reduction of certain payables as a result of National’s cash infusion from its recent issuance of common stock.

Cash used in investing activities during the first half of fiscal 2013 amounted to $36,000 which was primarily due to the purchase of fixed assets to maintain National’s infrastructure.

Cash provided by financing activities of $5,627,000 during the first half of fiscal 2013 resulted primarily from an issuance of common stock in January 2013 offset by the repayment of the balance of the convertible note payable of $2,800,000 which satisfied all of National's remaining obligations under the outstanding notes payable.

Six months ended March 31, 2012

The increase in receivables as of March 31, 2012 is primarily due to greater revenues earned in March 2012 than in September 2011. Receivables from clearing firms are usually paid to National within 10 days of the end of the preceding month. The increase in accounts payables during the first half of fiscal 2012 is primarily due to a corresponding increase in commission payable, which is commensurate to National’s increase of commission revenues during the second quarter of fiscal 2012. Changes in securities owned: marketable at market value are dependent upon overall market activity and opportunities.

Cash used in investing activities during the first half of fiscal 2012 amounted to $643,000 which was primarily due to an investment in an unconsolidated joint venture of $550,000, resulting from prior obligations and by recurring purchases of computer equipment of $93,000.

Cash provided by financing activities of $40,000 during the first half of fiscal 2012 resulted primarily from an issuance of convertible note payable of $3,100,000 which satisfied National's obligations under an outstanding convertible note payable of $3,000,000.

Sources of liquidity and capital resources

	Ending Balance September 30,		Average Balance during fiscal
	2012	2011	2012	2011
Cash	$7,934,000	$6,698,000	$7,316,000	$6,044,000
Receivables from broker-dealers and clearing organizations	3,650,000	2,714,000	3,182,000	3,116,000
Marketable securities	696,000	454,000	575,000	567,000
Accounts payable, accrued expenses and other liabilities	11,560,000	11,832,000	11,696,000	11,887,500
Convertible notes payable excluding debt discount	6,800,000	6,000,000	6,400,000	6,000,000
Notes payable	-	-	-	250,000
Subordinated borrowings	1,000,000	100,000	550,000	425,000

At September 30, 2012 and 2011, 74% and 60%, respectively, of National’s total assets consisted of cash and cash equivalents, marketable securities owned and receivables from clearing brokers and other Broker-Dealers. The level of cash used in each asset class is subject to fluctuation based on market volatility, revenue production and trading activity in the marketplace. Allocation of cash into marketable securities classes are dependent upon overall market activity, but the majority of National’s securities owned are in municipal securities and common stock.

At September 30, 2012, National Securities’ net capital exceeded the requirement by approximately $1,144,000. Due to its market maker status, vFinance Investments is required to maintain a minimum net capital of $1,000,000 and EquityStation is required to maintain $50,000, and at September 30, 2012 the firms had excess net capital of approximately $639,000 and $95,000 respectively.

Advances, dividend payments and other equity withdrawals from the Broker-Dealer Subsidiaries are restricted by the regulations of the SEC and other regulatory agencies. These regulatory restrictions may limit the amounts that a subsidiary may dividend or advance to National. During 2012 and 2011, the Broker-Dealer subsidiaries were in compliance with the rules governing dividend payments and other equity withdrawals.

National extends unsecured credit in the normal course of business to its brokers. The determination of the appropriate amount of the reserve for uncollectible accounts is based upon a review of the amount of credit extended, the length of time each receivable has been outstanding, and the specific individual brokers from whom the receivables are due.

The objective of liquidity management is to ensure that National has ready access to sufficient funds to meet commitments, fund deposit withdrawals and efficiently provide for the credit needs of customers.

National’s primary sources of liquidity include the sale of its securities and other financing activities and its cash flow from operations. National believes that it has sufficient funds from operations to fund its ongoing operating requirements through at least 2012. However, National may need to raise funds to enhance its working capital and use them for strategic purposes.

At September 30, 2012, National had total indebtedness of $7.8 million. National has secured convertible promissory notes aggregating $5,000,000 during March, April and September 2012 and a subordinated note of $1.0 million during September 2012, which may mature as early as August 2013, or, if certain conditions are met, in March 2015. National used a portion of the proceeds from the convertible promissory notes and subordinated notes to satisfy the principal of $4.2 million convertible promissory notes which matured in March and June 2012. National also has a remaining obligation of $1.8 million convertible promissory note which now matures in January 2013. Such notes are unsecured, are solely the obligation of National's parent company and not any of its operating subsidiaries, including National's broker-dealer subsidiaries. Such notes are due to entities affiliated to two of National’s directors.

National did not have any material commitments for capital expenditures. National routinely purchases computer equipment and technology to maintain or enhance the productivity of its employees and such capital expenditures have ranged between $221,000 and $480,000 during fiscal 2012 and 2011, respectively.

	Year ended September 30,
	2012	2011
Cash flows from operating activities
Net Loss	$(1,937,000)	$(4,713,000)
Non-cash adjustments
Depreciation and amortization	1,154,000	1,254,000
Loss on disposition of unconsolidated joint venture	1,051,000	-
Amortization of advances to registered representatives	265,000	392,000
Increase in fair value of derivative liabilities	-	1,603,000
Fair value of options	10,000	265,000
Other	55,000	270,000
Changes in assets and liabilities
Receivables from clearing organizations, broker-dealers and others	(786,000)	1,420,000
Marketable securities	(307,000)	310,000
Accounts payable and accrued expenses and other liabilities	773,000	(690,000)
Other	29,000	47,000
Net cash provided by operating activities	307,000	158,000
Cash flows used in investing activities
Redemption of note receivable	-	500,000
Capital contributions to unconsolidated joint venture	(550,000)	(501,000)
Purchase of fixed assets	(221,000)	(480,000)
	(771,000)	(481,000)
Cash flows from financing activities
Repayment of subordinated borrowings, net	900,000	(650,000)
Proceeds from convertible notes payable	5,000,000	-
Repayment of notes and convertible notes payable	(4,200,000)	(500,000)
Proceeds from issuance of common and preferred stock, net	-	2,781,000
	1,700,000	1,631,000
Net variation in cash	$1,236,000	$1,308,000

Year ended September 30, 2012

The increase in receivables from clearing organizations, broker-dealers and others at September 30, 2012 as compared to September 30, 2011 is primarily due to the higher revenues in September 2012 as compared to September 2011 revenues. These receivables are typically received within 30 days of the close of the prior month. Changes in securities owned are primarily due to a general increase in securities held for trading as well as increase in the valuation of non-marketable warrants and securities held, which National received as compensation for investment banking deals. The increase in accounts payables, accrued expenses and other liabilities at September 30, 2012 as compared to September 30, 2011 is primarily due to the higher commissions payable consistent with the revenues in September 2012 as compared to September 2011 revenues.

Cash used in investing activities during fiscal 2012 amounted to $771,000 which was primarily due to the need to complete the funding of an investment in an unconsolidated joint venture of $550,000, resulting from prior obligations and by recurring purchases of computer equipment of $221,000.

Cash provided by financing activities during fiscal 2012 amounted to $1,700,000 and resulted primarily from an issuance of convertible notes payable and subordinated debt of $6,000,000 which partly satisfied National's obligations under two outstanding convertible notes payable of $4,200,000. Additionally, National made net repayments of $100,000 of its subordinated borrowings during the same period.

Year ended September 30, 2011

The decrease in receivables during fiscal 2011of $1,420,000 is primarily due to a decrease in receivables from clearing firms resulting from lower revenues during the month of September year over year, and the decrease in payables during fiscal 2011 of $690,000 is primarily due to a decrease in commissions payable corresponding to the lower sales during the month of September year over year.

Cash used in investing activities during fiscal 2011 amounted to $481,000 which was primarily due to the redemption of a note receivable of $500,000, offset by recurring purchases of computer equipment of $480,000 and an investment in an unconsolidated joint venture of $501,000.

Cash provided by financing activities of $1,631,000 during fiscal 2011 and was primarily due to net proceeds from the issuance of Series D Preferred Stock and National's shares of common stock aggregating $2,750,000, offset by principal repayments aggregating $1,150,000 of subordinated borrowings and notes payable.

Operating cash flows from period to period

National’s cash flows from operating activities increase to $307,000 from $158,000 for fiscal years 2012 and 2011, respectively. Such increase is primarily attributable to the following:

●	aforementioned changes in assets and liabilities during the respective periods, and
●	overall greater decrease in operating expenses offset by lower revenues

Inflation

National believes that the effect of inflation on its assets, consisting of cash, securities, office equipment, leasehold improvements and computers has not been significant.

Off-Balance Sheet Arrangements

National does not have any off-balance-sheet arrangements (as defined in Regulation S-K 303(a)(4)(ii)) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Accounting Guidance Adopted

In July 2012, the FASB issued ASU No. 2012-02, Testing indefinite-lived intangible assets for impairment. The update aims to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. This guidance was effective for National beginning on October 1, 2012. The adoption of this accounting guidance did not have a material impact on National’s financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about offsetting assets and liabilities, an accounting update that creates new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the statement of financial condition or subject to an enforceable master netting arrangement or similar arrangement. The disclosure requirements are effective for National beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect National’s consolidated statements of income or financial condition.

In September 2011, the FASB issued Accounting Standard Update (“ASU”) No. 2011-08, Testing Goodwill for Impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The new guidance was effective for National beginning October 1, 2012 and did not have material impact on National’s financial statements upon adoption.

Recent Accounting Guidance Not Yet Adopted

In February 2013, the FASB issued Accounting Standard Update (“ASU”) No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. The Update provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The guidance in this Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following:

a.      The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors.

b.      Any additional amount the reporting entity expects to pay on behalf of its co-obligors.

The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The new guidance will be effective for National beginning January 1, 2014. Earlier adoption is permitted. National believes that the new guidance will not have any material impact on its financial statements upon adoption.

Certain Relationships and Related Transactions

Review, approval, or notification of transactions with related persons

National’s board of directors reviews and votes on transactions, arrangements and relationships between National and any of its directors, director nominees, executive officers, beneficial owners of more than 5% of National common stock and their respective immediate family members where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a fiscal year (such transaction, arrangement or relationship, the “Related Transaction”). The director who has a material interest in the Related Transaction must recuse himself from the National board of directors vote on such matter. A majority vote of the remaining National board of directors members is required for approval of the Related Transaction. Before such vote, the National board of directors members who are independent of the Related Transaction review, among other things, the following factors:

●	the related person’s interest in the transaction;

●	the approximate dollar value of the amount involved;

●	the terms of the transaction;

●	the benefits to National;

●	the costs to National;

●	the benefits to National’s stockholders;

●	the availability of other sources for comparable products, services, or financial benefits; and;

●	whether the transaction is on terms that are no less favorable to National than terms that could have been reached with an unaffiliated third-party under the same or similar circumstances

Certain Relationships and Related Transactions

Marshall S. Geller and Paul Coviello (former directors of National who resigned in January 2012), Plimpton, Goldwasser, Sokolow and Levin have brokerage accounts and margin agreements with either National Securities or vFinance Investments. Mr. Levin has a margin agreement with vFinance Investments but has not maintained a margin balance. The transactions, borrowings and interest charges in these accounts, if any, are handled in the ordinary course of business and are consistent with similar third party customer accounts.

On March 31, 2008 and June 30, 2008, National entered into two loans in the aggregate principal amount of $6 million with St. Cloud Capital, LLC (“St. Cloud”) as lender. Through holdings in St. Cloud, Kacy R. Rozelle and Robert W. Lautz, Jr., former members of the National board of directors, are parties to the loans. As of September 30, 2012, National had paid $2,468,000 in cumulative interest on the loans since inception at a rate of 10% and satisfied its obligations under the loans by paying the principal of $6 million during fiscal 2012 . Mr. Rozelle and Mr. Lautz each held less than 25% stakes in the indebtedness, respectively. The loans have been repaid in full.

On January 18, 2011, National formed a joint venture called OPN Holdings, LLC (“OPN” or the “Joint Venture”) with Opus Point Partners, LLC (“Opus”) by entering into (i) a joint venture limited liability company operating agreement (the “JV Agreement”), by and between National and Opus and (ii) an interim funding and services agreement by and between National, National Securities Corporation and OPN (the “Interim Funding agreement,” and together with the JV Agreement, the “OPN JV Agreements”). By their terms, the OPN JV Agreements were effective as of January 14, 2011.

The Joint Venture is the holding company for an investment banking business focused on global life sciences. The Joint Venture, which includes corporate finance, advisory, capital markets and sales, will initially operate through a segregated business unit of National’s FINRA-registered wholly-owned subsidiary National Securities Corporation. The Interim Funding Agreement covers this initial period and requires OPN to advance operating and payroll expenses to NSC, and will be effective until OPN has formed and registered its own broker-dealer pursuant to FINRA regulations.

In April 2012, National paid $550,000 representing the balance of its capital contribution to the joint venture and subsequently relinguished its interest in Opus. Consequently National recognized a loss on disposition in its unconsolidated joint venture of $1,051,000 at June 30, 2012.

Between March 2012 and September 2012, National issued and sold to National Securities Growth Partners LLC (“NSGP”), the primary principals of which include Mark D. Klein and Robert B. Fagenson, convertible notes in the aggregate initial principal amount of $5,000,000 (the “Notes”). The Notes were convertible into units of National consisting of (i) National’s Series E preferred stock, par value $0.01 per share, which was convertible into shares of National common stock and (ii) a warrant exercisable for shares of National common stock. In conjunction with the closing of the private placement in January 2013, National entered into a Conversion and Exchange Agreement and a Warrant Exchange Agreement (the “Series E Conversion and Exchange Agreement”) with NSGP pursuant to which, among other things, (i) NSGP converted all of the Notes (and all accrued and unpaid interest thereon) into shares of Series E Preferred Stock in accordance with the terms and conditions of the Notes (the “Note Conversion”); (ii) then, following the Note Conversion, NSGP converted all of its Series E Preferred Stock into 10,000,000 shares of National common stock, and (iii) then, exchanged all of its warrants (10,000,000) to purchase National common Stock for 6,697,140 shares of National common stock.

On July 25, 2012, National and Leonard J. Sokolow executed a consulting agreement (the “Consulting Agreement”), which replaced the previous employment agreement between National and Mr. Sokolow which was entered into concurrent with the closing of the merger of National and vFinance, Inc., and which was subsequently amended on November 23, 2009. Under the Consulting Agreement, Mr. Sokolow will provide to National and its affiliates professional consulting services in the area of general corporate, financial reporting, business development, advisory, operational, strategic, public company and broker-dealer matters as needed and requested. During the term of Consulting Agreement Mr. Sokolow will be paid $300,000 per annum.

On January 25, 2013, Messrs. Klein, Fagenson, Goldwasser and Levin purchased shares of National common stock in the private placement at purchase price of $0.30 per share for an aggregate consideration of $377,500. Mr. Klein purchased 1,000,000 shares, Mr. Fagenson purchased 166,666 shares, Mr. Goldwasser purchased 66,666 shares and Mr. Levin purchased 25,000 shares. Additionally, National issued shares of National common stock in exchange for warrants as follows: Messrs. Klein and Sokolow each received 101,214 shares in exchange for 215,741 warrants and Mr. Plimpton received 506,080 shares in exchange for 1,078,730 warrants.

Mr. Fagenson is also a party to an Independent Contractor Agreement, dated February 27, 2012, with the NSC, whereby in exchange for establishing and maintaining a branch office of National Securities Corporation in New York, New York (the “Branch”), Mr. Fagenson receives 50% of any net income accrued at the Branch, which amounted to date has been immaterial and his daughter, Stephanie Fagenson, is receiving an annual salary of $72,000.

Security Ownership of Certain Beneficial Owners and Management of National

The following table sets forth certain information, as of June 30, 2013, concerning the beneficial ownership of National common stock by:

●	each person National knows to be the beneficial owner of more than 5% of its common stock;

●	each of National’s current directors;

●	each of National’s named executive officers; and

●	all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. To National’s knowledge, except as indicated by footnote the persons named in the table below have sole voting and investment power with respect to all shares of National common stock shown as beneficially owned by them. Shares of National common stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group. The address of named beneficial owners that are officers and/or directors is: c/o National Holdings Corporation, 120 Broadway, 27th Floor, New York, New York 10271.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Mark Klein (1)	23,787,567	25.4%
Robert Fagenson (2)	17,363,806	19.5%
National Securities Growth Partners, LLC (3)	16,697,140	18.9%
COR Capital, LLC (4)	4,673,326	5.3%
Mark Goldwasser (5)	2,945,685	3.3%
Frederic B. Powers III (6)	1,666,667	1.9%
Leonard Sokolow	1,476,956	1.7%
Frank Plimpton	1,511,285	1.7%
Alan Levin	40,500	*
Salvatore Giardina	-	-
Peter Zurkow	-	-
William Lerner	-	-
All executive officers and directors as a group	31,303,597	33.0%
(11 Persons)

* Less than 1%

(1)

Consists of (i) 307,094 shares of National common stock held directly by Mr. Klein, (ii) 5,700,000 shares of National common stock issuable upon exercise of vested options, (iii) 1,083,333 shares of National common stock held by M Klein & Company, of which Mr. Klein is the managing member and a majority partner and has sole voting and investment power over such shares, (iii) 16,697,140 shares of National common stock held by National Securities Growth Partners, LLC (NSGP”), of which Mr. Klein is an officer and indirect owner of one of its members and Mr. Klein and Robert B. Fagenson have shared voting and investment power over such shares. Mr. Klein disclaims beneficial ownership of the shares of National common stock owned by NSGP.

(2)

Consists of (i) 500,000 shares of National common stock issuable upon exercise of options, (ii) 166,666 shares of National common stock held the Trust for the benefit of Toby Fagenson, of which Mr. Fagenson is the sole Trustee and has sole voting and investment power over such shares, and (iii) 16,697,140 shares of National common stock held by NSGP, of which Mr. Fagenson is the President of one of members and Mr. Fagenson and Mark Klein have shared voting and investment power over such shares. Mr. Fagenson disclaims beneficial ownership of the shares of National common stock owned by NSGP.

(3)

Mark Klein, National’s Co-Executive Chairman and Chief Executive Officer, is an officer and the indirect owner of one of the members of NSGP. Robert Fagenson, National’s Co-Executive Chairman, is the President of one of the members of NSGP. Bryant R. Riley is the trustee of one of the Members of NSGP and the Chairman of one of the members of NSGP. Messrs. Klein, Fagenson and Riley may be deemed to beneficially own all of the shares of National common stock owned by NSGP. Each of Messrs. Klein, Fagenson and Riley disclaims beneficial ownership of the shares of National common stock owned by NSGP. The principal business address of NSGP is 60 Broad Street, New York, NY 10004.

(4)

Information is based on Amendment No. 2 to Schedule 13D filed by COR Capital LLC on January 18, 2012 with the SEC. Consists of (a) 2,620,321 shares of National common stock and (b) 2.053,005 shares of National common stock issuable upon exercise of warrants COR Securities Holdings Inc. (“COR Securities”) has the power to direct the vote 4,659,718 shares of National common stock. In COR Capital LLC’s (“COR Capital”) capacity as a 34.6% owner of COR Securities, and as the beneficiary of a management agreement with COR Securities conferring certain governance rights on COR Capital, COR Capital may be deemed to beneficially own 4,659,718 shares of National common stock deemed beneficially owned by COR Securities. As the general partner of OR Equity Income Fund LP (“COR Equity”), COR Capital may be deemed to beneficially own 13,608 shares of National common stock deemed beneficially owned by COR Equity. As the managing member of COR Capital, Steven Sugarman may be deemed to beneficially own the 4,659,718 shares of National common stock deemed beneficially owned by COR Securities and the 13,608 shares of National common stock deemed beneficially owned by COR Equity. Consists of The principal business address of COR Capital is 233 Wilshire Boulevard, Suite 830, Santa Monica, CA, 90401.

(5)

Consists of (i) 1,180,938 shares of National common stock issued on the conversion of 14,762 shares of Series A preferred stock in December 2011, (ii) 236,944 shares National common stock held directly by Mr. Goldwasser, (iii) 7,375 shares of National common stock held in a individual retirement account for the benefit of Mr. Goldwasser, (iv) 7,375 shares of National common stock held in an individual retirement account for the benefit of Mr. Goldwasser’s wife, (v) 13,050, shares of National common stock held in trusts for the benefit of Mr. Goldwasser’s children, of which Mr. Goldwasser is the sole Trustee and (vi)1,500,000 shares of National common stock issuable upon exercise of vested stock options.

(6)

Consists of shares owned by Powers Private Equity LLC, of which Mr. Powers is a Managing Director. Mr. Powers may be deemed to own the shares of National common stock owned by Powers Private Equity LLC. Mr. Powers disclaims beneficial ownership of the shares of National common stock owned by Powers Private Equity LLC. The principal business address of Powers Private Equity LLC is 100 W. Putnam Avenue, Greenwich CT 06830.

Description of National Capital Stock

As of the date of this proxy statement/prospectus, National is authorized to issue 150,000,000 shares of common stock, par value $0.02 per share, and 10,000,000 shares of preferred stock, par value $0.02 per share, 50,000 of which has been designated as Series A Preferred stock, 34,500 of which have been designated as Series C Preferred Stock, 100,000 of which have been designated as Series D Preferred Stock and 200,000 of which have been designated as Series E Preferred Stock. As of the date of this proxy statement/prospectus, no shares of Preferred Stock are outstanding

As of the date of this proxy statement/prospectus, National had 89,016,988 shares of common stock issued and outstanding, and had reserved an additional (i) 1,990,505 shares of common stock for issuance upon exercise of outstanding warrants, and (ii) 16,500,000 shares of common stock for issuance under National's stock option plans, 8,700,000 of which are reserved for outstanding options.

Common Stock

Voting Rights. Each holder of shares of National common stock is entitled to one vote for each share of such common stock held by such holder, and voting power with respect to all classes of its securities shall be vested solely in the National common stock. Under National’s Bylaws, the holders of a majority of the voting power of its issued and outstanding stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders, except as otherwise provided by statute or by its certificate of incorporation. When a quorum is present at any meeting, the vote of the holders of a majority of the voting power of National’s issued and outstanding stock entitled to vote thereon, present in person or represented by proxy, shall decide any questions brought before such meeting, unless the question is one upon which by express provision of statute or of the certificate of incorporation or of the Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Special Meetings of Stockholders. A special meeting of stockholders may be called at any time by the National board of directors or the Chairman of the Board, if one shall have been elected, or the President and shall be called by the Secretary upon the request in writing of a stockholder or stockholders holding of record at least 33-1/3 % of the voting power of National’s issued and outstanding shares of stock entitled to vote at such meeting.

Stockholder Action by Written Consent. National’s certificate of incorporation provides that any action required to be taken at any annual or special meeting of the holders of National common stock, may be taken by written consent without a meeting, provided that such written consent is signed by the holders of all of the outstanding shares of National common stock.

Dividends. Subject to the dividend rights of the outstanding shares of issued and outstanding preferred stock, holders of National common stock are entitled to receive dividends, when, as and if declared by the National board of directors out of assets lawfully available for such purposes. No dividends shall be paid on any shares of National common stock unless the same dividend is paid on all shares of National common stock outstanding at the time of such payment.

Rights upon Liquidation, Dissolution or Winding Up. In the event of any distribution of assets upon liquidation, dissolution or winding up of National’s affairs, holders of National common stock will be entitled to share ratably and equally all of National’s assets and funds remaining after payment to the holders of National preferred stock of the specific amounts which they are entitled to receive upon such liquidation, dissolution or winding up of National as herein provided.

Other Rights. Holders of National common stock have no subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Accordingly, if National was to elect to sell additional shares of National common stock, persons acquiring National common stock in this offering would have no right to purchase additional shares and, as a result, their percentage equity interest in National would be reduced.

Preferred Stock

The National Board is authorized to issue from time to time, in one or more designated series, any or all of its authorized but unissued shares of preferred stock with dividend, redemption, conversion, exchange, voting and other provisions as may be provided in that particular series.

Series C Convertible Preferred Stock

Each share of Series C Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance, into such number of shares of National common stock as is determined by dividing the Series C Preferred Stock Price by the Series C Conversion Price, which is initially $0.50 (i.e., each share is convertible into approximately 100 shares of common stock). In the event National shall have raised at least $5 million through the sale of its common stock at a purchase price not less than $.30 per share in a private placement transaction by March 31, 2013, all outstanding shares of Series C Preferred Stock shall automatically be converted into shares of National common stock at the then effective conversion price of the Series C Preferred Stock. All of the Series C Convertible Preferred Stock were automatically converted into shares of common stock on January 25, 2013 upon the closing of a private placement on January 2013.

The holders of Series C Preferred Stock generally have the right to vote on any matter with the holders of National common stock, the Series D Preferred Stock and the Series C Preferred Stock. The shares of Series C Preferred Stock are not entitled to receive any dividends.

In the event of any liquidation, dissolution or winding up of National, either voluntary or involuntary, the holders of the Series C Preferred Stock will be entitled to receive, on a pari passu basis with any class or series of capital stock of National created specifically ranking, by its terms, on parity with the Series C Preferred Stock, and prior and in preference to any distribution of any of the assets or surplus funds of National to the holders of the National common stock, an amount equal to the Series C Preferred Stock Price then held by them.

As of the date of this proxy statement/prospectus, there are no shares of Series C Preferred Stock issued and outstanding.

Series D Convertible Preferred Stock

Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance, into such number of shares of National common stock as is determined by dividing the Series D Preferred Stock Price by the Series D Conversion Price, which is initially $0.50 (i.e., each share is convertible into approximately 100 shares of National common stock).

The holders of Series D Preferred Stock generally have the right to vote on any matter with the holders of National common stock, the Series C Preferred Stock and the Series E Preferred Stock. The shares of Series D Preferred Stock are not entitled to receive any dividends.

In the event of any liquidation, dissolution or winding up of National, either voluntary or involuntary, will be entitled to receive, on a pari passu basis with the Series C Preferred Stock and any class or series of capital stock of National created specifically ranking, by its terms, on parity with the Series D Preferred Stock, and prior and in preference to any distribution of any of the assets or surplus funds of National to the holders of National common stock, an amount equal to the Series D Preferred Stock Price then held by them.

As of the date of this proxy statement/prospectus, there are no shares of Series D Preferred Stock issued and outstanding.

Series E Convertible Preferred Stock

Each share of Series E Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance, into such number of shares of National common stock as is determined by dividing the Series E Preferred Stock Price by the conversion price of the Series E Preferred Stock, which is initially $0.50 (i.e., each share is convertible into approximately 100 shares of common stock).

The holders of Series E Preferred Stock generally have the right to vote on any matter with the holders of National common stock, the Series C Preferred Stock and the Series D Preferred Stock on an “as converted” basis (less one share of common stock). The shares of Series E Preferred Stock are not entitled to receive any dividends.

As of the date of this proxy statement/prospectus, there are no shares of Series E Preferred Stock issued and outstanding.

Certain Provisions of Delaware Law and National’s Certificate of Incorporation and By-Laws

A number of provisions of National’s certificate of incorporation and By-laws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of National’s board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the National board of directors (including takeovers which certain stockholders may deemed to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the National common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of National’s board to issue preferred stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contests, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the National common stock. The National board of directors believes these provisions are appropriate to protect the interests of National and all of its stockholders.

Number of Directors; Filling Vacancies. National’s certificate of incorporation and By-laws provide that the number of directors constituting the board of directors will be determined by the affirmative vote of the board of directors or by action of its stockholders. Any vacancy occurring in the board of directors, including any vacancy created by reason of an increase in the number of directors, shall be filled for the unexpired term by the concurring vote of a majority of the directors then in office, whether or not a quorum, or by the sole remaining director or by the stockholders at the next annual meeting thereof or at a special meeting thereof. Each director so elected shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified.

Classification of Directors. National’s By-laws provide that the directors shall be classified in respect to the time for which they shall severally hold office, by dividing them into three classes. The number of directors in each class shall be as nearly equal as possible. At each annual election, any vacancy in any class of directors may be filled and successors to the class of directors whose terms shall expire that year shall be elected to hold office for a term of three years, so that the term of office of one class of directors shall expire in each year. In the event the number of directors is increased, election may be made to a class of directors with terms expiring in three years or less in order to maintain proportionate equality between the classes. Any decrease in the number of directors shall be effective at the time of the next succeeding annual meeting of stockholders unless there are vacancies in the National board of directors, in which case such decrease may become effective at any time prior to the next succeeding annual meeting to the extent of the number of such vacancies. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified, or until his prior resignation or removal.

Following the effective time of the merger, National will appoint two persons nominated by the Gilman board of directors and reasonably acceptable to National to serve as Class I members of the National Board of Directors and to nominate such persons for election at the next election of Class I directors of National

Amendments to By-laws. National’s Bylaws provide that they may be amended or repealed or new bylaws may be adopted by action of the stockholders entitled to vote thereon at any annual or special meeting of stockholders or by action of the National board of directors at a regular or special meeting thereof.

Section 203 of the DGCL. National is subject to Section 203 of the DGCL. Under this provision, National may not engage in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

●	prior to such time National's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of National voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

at or subsequent to such time the business combination is approved by the National board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

National common stock is issued in registered form, and National’s transfer agent is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

INFORMATION ABOUT GILMAN

Gilman's Business

Business Overview

Gilman Ciocia, Inc. was founded in 1981 and is incorporated under the laws of the State of Delaware. Gilman provide federal, state and local tax preparation services to individuals, predominantly in the middle and upper income tax brackets, accounting services to small and midsize companies and financial planning services, including securities brokerage, investment management services, insurance and financing services.

As of June 30, 2013, Gilman had 26 offices operating in three states (New York, New Jersey, and Florida). Gilman’s financial planning clients are generally introduced to it through its tax return preparation services, accounting services and educational workshops. Gilman believes that its tax return preparation and accounting services are inextricably intertwined with its financial planning activities and that overall profitability will depend, in part, on the two channels “leveraging off each other” since many of the same processes, procedures and systems support sales from both channels. Accordingly, Gilman’s management views and evaluates Gilman as one segment.

Gilman also provide financial planning services through approximately 26 independently owned and operated offices in 8 states.

All of Gilman’s financial planners are employees or independent contractors of Gilman and registered representatives of Prime Capital Services, Inc. (“PCS”), its wholly–owned subsidiary. PCS conducts a securities brokerage business providing regulatory over-sight and products and sales support to its registered representatives, who sell investment products and provide services to their clients. PCS earns a share of commissions from the services that the financial planners provide to their clients in transactions for securities, insurance and related products. PCS is a registered securities broker-dealer with the SEC and a member of FINRA. Gilman also has a wholly-owned subsidiary, Asset & Financial Planning, Ltd. (“AFP”), which is registered with the SEC as an investment advisor. Almost all of Gilman’s financial planners are also authorized agents of insurance underwriters. Gilman has the capability of processing insurance business through PCS and Prime Financial Services, Inc. (“PFS”, a wholly-owned subsidiary), which are licensed insurance brokers, as well as through other licensed insurance brokers. Gilman is also a licensed mortgage broker in the State of New York and through GC Capital Corp, its wholly-owned subsidiary, a licensed mortgage brokerage business in the State of Florida.

In the fiscal 20121 and for the first nine months of fiscal 2013, approximately 80% and 81%, respectively, of Gilman’s revenues were derived from commissions and fees from financial planning services, including its financing and insurance activities, and approximately 20% and 19%, respectively, were derived from fees for tax preparation and accounting services.

A majority of the financial planners are also tax preparers and/or accountants. Gilman’s tax preparation business is conducted predominantly in February, March and April. During the 2012 and 2013 tax season, Gilman prepared approximately 23,200 and 22,000, respectively, United States tax returns, up approximately 2.2% and down approximately 5.2%, respectively, from the prior year periods.

Gilman’s shares of common stock are quoted on the OTC Bulletin Board under the symbol “GTAX.” Gilman’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K can be obtained, free of charge, on its website at www.gtax.com.

1 Fiscal years are denominated by the year in which they end. Accordingly, fiscal 2012 refers to the year ended June 30, 2012.

Gilman’s Strategy

Overall Strategy. Gilman believes that its recurring tax return preparation and accounting services are inextricably intertwined with its financial planning services. Clients often consider other aspects of their financial needs, such as investments, insurance, retirement and estate planning, when having their tax returns and business records prepared by Gilman. Gilman believes that this combination of services to its recurring tax and accounting clients has created, and will continue to create, optimal revenue for Gilman.

Expand Gilman's client base through acquisitions. Gilman is actively pursuing acquisitions of tax preparation and accounting firms to increase its client base and accounting business. In an effort to facilitate identifying potential acquisitions, Gilman has launched an advertising campaign involving targeted direct mail, a customized website and inbound and outbound telemarketing to prospect for leads. Gilman believes that, in addition to the tax preparation and accounting services revenue generated from the acquired practices as well as the potential synergies of the proposed merger with National, there are additional opportunities to increase financial planning revenue by providing financial planning services to many of the acquired clients.

Recruiting financial planners. Gilman is actively recruiting financial planners. These efforts are supported by advertising, targeted direct mail, and inbound and outbound telemarketing.

Increase brand awareness; expand business presence. Gilman plans to increase its brand recognition to attract new clients and financial planners. Gilman is executing a comprehensive marketing plan to attract more clients and experienced financial planners, build market awareness, and educate consumers and maintain customer loyalty through direct marketing, advertising through its marketing department, use of its website, various public relations programs, live seminars, print advertising, radio and television.

Provide value-added services to Gilman clients. Gilman provides its clients with access to a pool of well-trained financial planners and access to up-to-date market and other financial information. Gilman provides its representatives with information and training regarding current financial products and services.

Create technologically innovative solutions to satisfy client needs. Gilman continues to pursue additional technologies to service the rapidly evolving financial services industry.

Build recurring revenue. Gilman has focused its financial planning efforts on building its fee-based investment advisory business. Gilman believes that fee-based investment advisory services may be better for certain clients. While these fees generate substantially lower first year revenue than most commission products and are more susceptible to fluctuations in the financial markets, the recurring nature of these fees provides a platform for accelerating future revenue growth.

Provide technological solutions to Gilman employee and independent representatives. Gilman believes that it is imperative that it continue to possess state-of-the-art technology so that its employees and independent registered representatives can effectively facilitate, measure and record business activity in a timely, accurate and efficient manner. By continuing Gilman’s commitment to provide a highly capable technology platform to process business, Gilman believes that it can achieve economies of scale and potentially reduce the need to hire additional personnel.

Cost cutting measures. As a result of declines in financial markets, Gilman has implemented a number initiatives to consolidate job functions and implement other cost-cutting measures.

Expand Gilman's product and service offering through strategic relationships. Gilman continues to pursue business alliances, capitalize on cross-selling opportunities, create operational efficiencies and further enhance its name recognition.

Tax Return Preparation and Accounting Services

The United States Internal Revenue Service (the "IRS") reported that more than 134.3 million individual 2013 federal income tax returns and more than 135.4 million individual 2012 federal income tax returns were filed in the United States through May 10, 2013 and May 11, 2012, respectively. According to the IRS, a paid preparer completes approximately 62.0% of the tax returns e-filed in the United States each year. During 2013 tax season, the IRS reported receiving 0.8% less individual returns through May 10, 2013 than May 11, 2012.

Among paid preparers, H&R Block, Inc. ("H&R Block") dominates the low-cost tax preparation business with approximately 11.0 thousand offices located throughout the United States. According to information released by H&R Block in its Form 10-K for its fiscal year ended April 30, 2013, H&R Block prepared an aggregate of approximately 22.2 million United States tax returns during the 2013 tax season and 22.3 million United States tax returns during the 2012 tax season.

Regulation

Federal legislation requires income tax return preparers to, among other things, register as a tax preparer, set forth their signatures and identification numbers on all tax returns prepared by them, and retain all tax returns prepared by them for three years. Federal laws also subject income tax preparers to accuracy-related penalties in connection with the preparation of income tax returns. Preparers may be prohibited from further acting as income tax return preparers if they continuously and repeatedly engage in specified misconduct. In addition, authorized IRS e-filer providers are required to comply with certain rules and regulations, as per IRS Publication 1345 and other notices of the IRS applicable to e-filing.

In September 2010, the IRS published final regulations that required all tax return preparers to use a Preparer Tax identification Number (“PTIN”) as their identifying number on federal tax returns filed after December 31, 2010; required all tax return preparers to be authorized to practice before the IRS as a prerequisite to obtaining or renewing a PTIN; caused all previous issued PTIN’s to expire on December 31, 2010 unless properly renewed; allowed the IRS to conduct tax compliance checks on tax return preparers; defined the individuals who are considered “tax return preparers” for the PTIN applicants, and; set the amount of the PTIN user registration fee at $64.25 per year. The IRS also conducted background checks on PTIN applicants.

The Gramm-Leach-Bliley Act and related Federal Trade Commission (“FTC”) regulations require Gilman to adopt and disclose customer privacy policies and provide customers the opportunity to opt-out of having their information shared with certain third parties.

Competition

Gilman competes with national tax return preparers such as H&R Block, Jackson Hewitt, and Liberty Tax. The remainder of the tax preparation industry is highly fragmented and includes regional tax preparation services, accountants, attorneys, small independently owned companies, and financial service institutions that prepare tax returns as ancillary parts of their business. To a much lesser extent, Gilman competes with the on-line and software self preparer market. Gilman believes that H&R Block’s dominance as the industry leader and the fragmentation of the rest of the industry represents a very attractive growth opportunity for Gilman.

The principal methods of competition within the tax return preparation industry include price, service and reputation for quality. Gilman believes that within the middle to upper income tax brackets (the niche-market in which Gilman concentrates), service and reputation for quality are the key to competing in the tax return preparation business.

Financial Planning

All of Gilman’s financial planners are registered representatives of PCS. PCS conducts a securities brokerage business providing regulatory oversight and product and sales support to its registered representatives, who provide investment products and services to their clients. PCS is a registered securities broker-dealer with the SEC and a member of FINRA.

To become a registered representative, a person must pass one or more of a series of qualifying exams administered by FINRA that test the person’s knowledge of securities and related regulations. Thereafter, PCS supervises the registered representatives with regard to all regulatory matters. In addition to certain mandatory background checks required by FINRA, PCS also requires that each registered representative respond in writing to a background questionnaire. PCS has been able to recruit and retain experienced and productive registered representatives who seek to establish and maintain personal relationships with their clients. Gilman believes that continuing to add experienced, productive registered representatives is an integral part of its growth strategy.

Regulation (Compliance and Monitoring)

PCS, AFP and the securities industry in general are subject to extensive regulation in the United States at both the federal and state levels as well as by self-regulatory organizations (“SROs”) such as FINRA.

The SEC is the federal agency primarily responsible for the regulation of broker-dealers and investment advisors doing business in the United States. Certain aspects of broker-dealer regulation have been delegated to securities industry SROs, principally FINRA and the New York Stock Exchange (“NYSE”). These SROs adopt rules (subject to SEC approval) that govern the industry and, along with the SEC, conduct periodic examinations of the operations of PCS. PCS is a member of FINRA and the NYSE. The Board of Governors of the Federal Reserve System also promulgates regulations applicable to securities credit transactions involving broker-dealers. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

Broker-dealers are subject to regulations covering all aspects of the securities industry, including sales practices, trade practices among broker-dealers, net capital requirements, the use and safekeeping of clients’ funds and securities, recordkeeping and reporting requirements, supervisory and organizational procedures intended to ensure compliance with securities laws and to prevent unlawful trading on material nonpublic information, employee related matters including qualification and licensing of supervisory and sales personnel, limitations on extensions of credit in securities transactions, clearance and settlement procedures, requirements for the registration, underwriting, sale and distribution of securities and rules of the SROs designed to promote high standards of commercial integrity and just and equitable principles of trade. A particular focus of the applicable regulations is the relationship between broker-dealers and their clients. As a result, many aspects of the relationship between broker-dealers and clients are subject to regulation, including, in some instances, requirements that brokers make “suitability” determinations as to certain customer transactions, limitations on the amounts that may be charged to clients, timing of proprietary trading in relation to clients’ trades, and disclosures to clients.

Additional legislation, changes in rules promulgated by the SEC, state regulatory authorities or SROs, or changes in the interpretation or enforcement of existing laws and rules may directly affect the mode of operation and profitability of broker-dealers. The SEC, SROs and state securities commissions may conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulating and disciplining broker-dealers is for the protection of customers and the securities markets, not the protection of creditors or stockholders of broker-dealers.

As a registered broker-dealer, PCS is required to, and has established and maintains a system to supervise the activities of its retail brokers, including its independent contractor offices and other securities professionals. The supervisory system must be reasonably designed to achieve compliance with applicable securities laws and regulations, as well as SRO rules. The SROs have established minimum requirements for such supervisory systems; however, each broker-dealer must establish procedures that are appropriate for the nature of its business operations. Failure to establish and maintain an adequate supervisory system may result in sanctions imposed by the SEC or an SRO, which could limit PCS’ ability to conduct its securities business. Moreover, under federal law and certain state securities laws, PCS may be held liable for damages resulting from the unauthorized conduct of its account executives to the extent that PCS has failed to establish and maintain an appropriate supervisory system.

Competition

The financial planning and investment advisory business is highly competitive and contains businesses with a wide range of services. Gilman competes with both large and small investment management companies, commercial banks, brokerage firms (including discount brokerage firms that have electronic brokerage services), insurance companies, independent financial planners, independent broker-dealers and other financial institutions. Many of Gilman’s larger competitors have greater marketing, financial and technical resources than Gilman does.

In addition, Gilman may suffer from competition from departing employees and financial planners, and may compete for talent with other financial service businesses. Gilman’s ability to compete effectively in its businesses is substantially dependent on its continuing ability to attract, retain, and motivate qualified financial advisors.

Competitive Advantages

Tax Return Preparation and Accounting Services

Gilman believes that it offers clients a cost effective and proactive tax preparation and tax planning service compared to services provided by H&R Block, accountants and many independent tax preparers. Gilman’s volume allows it to provide uniform services at competitive prices. In addition, as compared to certain of Gilman’s competitors that are open only during tax season, all of Gilman’s offices are open year round to provide financial planning and other services to its clients.

Almost all of Gilman’s professional tax preparers have tax preparation experience or are trained by it to meet the required level of expertise to properly prepare tax returns.

Gilman’s tax preparers are generally not certified public accountants, attorneys or enrolled agents. Therefore, they are limited in the representation that they can provide to clients of Gilman in the event of an audit by the IRS. However, through Gilman’s acquisition of accounting firms, it expects the percentage of its tax preparers who are certified public accountants to increase. Only an attorney, a certified public accountant or a person specifically enrolled to practice before the IRS can represent a taxpayer in an audit.

Financial Planning

A majority of Gilman’s tax preparers and accountants also perform financial planning services. Gilman provides financial planning services, including securities brokerage, investment management services, insurance and financing services. Most middle and upper income individuals require a variety of financial planning services. Clients often consider other aspects of their financial needs, such as insurance, investments, retirement and estate planning, while having their tax returns prepared by Gilman. Gilman offers every client the opportunity to complete a questionnaire that is designed to ascertain if the client needs services for other aspects of the client’s financial situation. These questionnaires are reviewed to determine whether the client may benefit from Gilman’s financial planning services.

Gilman provides a variety of services and products to its financial planners to enhance their professionalism and productivity.

Approved Investment Products. Gilman’s financial planners offer a wide variety of approved investment products to their clients that are sponsored by well-respected, financially sound companies. Gilman believes that this is critical to the success of its financial planners and Gilman. Gilman follows a selective process in determining approved products to be offered to clients by its financial planners, and it periodically reviews the product list for continued maintenance or removal of approved status.

Marketing. Gilman provides advertising and public relations assistance to its financial planners that enhance their profile, public awareness, and professional stature in the public’s eye, including FINRA-approved marketing materials, corporate and product brochures and client letters.

Supervision/Compliance. Gilman’s financial planners seek and value assistance in the area of compliance. Keeping in step with the latest industry regulations, Gilman’s compliance department provides to its representatives, among other things:

●	advertising and sales literature review;

●	field inspections, followed up with written findings and recommendations;

●	assistance with customer complaints and regulatory inquiries;

●	workshops, seminars and in-house publications on various compliance matters;

●	regional and national meetings; and

●	interpretation of rules and regulations and general compliance training.

Clearing. Gilman utilizes the services of National Financial Services, LLC, which is a wholly–owned subsidiary of Fidelity Investments, to clear its transactions. Engaging the processing services of a clearing firm exempts Gilman from the application of certain capital reserve requirements and other complex regulatory requirements imposed by federal and state securities laws.

Marketing

Gilman markets its services principally through referrals from customers, media, direct mail, promotions and workshops. The majority of clients in each office return to Gilman for tax preparation services during the following year.

Branding. Gilman has invested in upgrading its offices and developing a consistent look including a distinctive logo and the use of green and gold in its direct mail pieces, website, promotional pieces and signage. In addition, Gilman consistently directs individuals to its 1-800-TAX-TEAM toll free telephone number.

Media. Gilman advertises on television, radio, newspapers, magazines and outdoor media.

Direct Mail. Gilman regularly sends direct mail advertisements to residences in the areas surrounding its offices. The direct mail advertising solicits business for Gilman’s tax preparation and financial planning services. Many of Gilman’s new clients each year are introduced to it through its direct mail advertising.

Workshops. Gilman promotes local tax planning workshops. At these workshops, prospective new clients can learn easy to follow strategies for reducing their taxes and for accumulating, preserving and transferring their wealth.

Online. Gilman has a website on the internet at www.gtax.com for company information, including financial information and its latest news releases. In addition, Gilman utilizes search engine marketing tools and advertising to attract interest to its site.

Seasonality

Gilman’s fiscal year ends on June 30. All references to quarters and years in this document are to fiscal quarters and fiscal years unless otherwise noted. The seasonal nature of Gilman's tax return business results in Gilman’s recognition of approximately 51% of its tax revenues in the third quarter and approximately 31% of its tax revenues in the fourth quarter of each fiscal year, the peak tax preparation season.

Acquisitions

In fiscal 2011, Gilman completed the purchase of one tax and accounting services firm generating approximately $1.4 million annually in tax preparation and accounting service fees. Gilman made two acquisitions in fiscal year 2010.

Employees

As of June 30, 2013, Gilman employed 188 persons on a permanent full-time basis. During tax season, Gilman typically employs seasonal employees who do only tax return preparation or provide support functions. The minimum requirements for a tax preparer at Gilman are generally some tax preparation experience and the completion of Gilman’s proprietary tax preparation training course or equivalent educational experience.

Gilman has entered into service agreements with Abel Southeast, Inc and Abel HRO Services, Inc. (“Abel”) for Abel to provide professional employment organization services to it. Abel and Gilman are co-employers over specified Gilman worksite employees with Abel acting as the administrative co-employer.

Each of the registered representatives licensed with PCS and insurance agents licensed through Gilman have entered into a commission sharing agreement with Gilman. Each such agreement generally provides that a specified percentage of the commissions earned by Gilman are paid to the registered representative or insurance agent. In the commission sharing agreements, the employee registered representatives also agree to maintain certain company information as confidential and not to compete with Gilman.

Trademark

Gilman has registered its “Gilman Ciocia Tax and Financial Planning” trademark with the U.S. Patent and Trademark Office. The trademark is registered through 2017.

Properties

Gilman’s corporate headquarters is located at 11 Raymond Avenue, Poughkeepsie, NY 10603, where it leases approximately 10,800 square feet of space.  All Gilman company-owned offices are leased.  Gilman believes that any of its rental spaces could be replaced with comparable office space, however, location and convenience is an important factor in marketing its services to its clients.

Legal Proceedings

Gilman and its wholly owned subsidiary Prime Capital Services, Inc. (“PCS”) have been named as a respondent in customer arbitrations and as a defendant in customer lawsuits (“Customer Claims”). These Customer Claims result from the actions of brokers affiliated with PCS.  Under the PCS registered representatives contract, each registered representative has indemnified PCS for these claims.  Most of these Customer Claims are covered by the errors and omissions insurance policy.  As of June 30, 2013, there was one pending Customer Claim against PCS and no Customer Claims pending against Gilman.  Gilman establishes liabilities for potential losses from Customer Claims.  In establishing these liabilities, management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses.  While Gilman will vigorously defend itself in these matters, and it asserts insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on Gilman’s financial position.

On April 6, 2012, the State of Florida Office of Financial Regulation (the “OFR”) commenced an Administrative Proceeding (the “OFR Administrative Proceeding”) against PCS, Asset & Financial Planning, Ltd. (“AFP”), a wholly owned subsidiary and a registered investment advisor, and three registered representatives of PCS (the “Registered Representatives”).  The OFR Administrative Proceeding sought the imposition of administrative fines from PCS, AFP and the Registered Representatives. The allegations in the OFR Administrative Proceeding concerned the impact of management fees on the bonus provisions of a rider on 53 customer variable annuities between 2007 and 2010.  On July 10, 2012, the OFR commenced a lawsuit in Florida state court (the “OFR Court Case”).  The OFR Court Case sought an injunction against PCS, AFP and the Registered Representatives from violating the Florida Securities and Investor Protection Act and an award of damages to the owners of the 53 customer variable annuities (the “Customers”). AFP has since instituted procedures to insure that no other variable annuities under management are similarly impacted.   PCS, AFP and the Registered Representatives believed that these transactions were an administrative error and that the Customers did not suffer any economic harm or damage.  PCS, AFP and the Registered Representatives did not believe that the imposition of administrative fines was appropriate and they vigorously defended against the OFR Administrative Proceeding and against the OFR Court Case.

On January 30, 2013, the OFR executed and docketed a Final Order approving a Stipulation and Consent Agreement settling the OFR Administrative Proceeding and the OFR Court Case.  The terms of the settlement with the OFR are as follows: PCS, AFP and the Registered Representatives agreed to pay an administrative fine in the amount of $70,000, which was paid on March 22, 2013; PCS, AFP and the Registered Representatives agreed to pay $26,175 in costs, which was paid on March 22, 2013; PCS, AFP and the Registered Representatives agreed to pay damages in the amount of $100,000 to the Customers, which was paid on March 26, 2013; and two of the Registered Representatives agreed to sign two (2) year agreements with OFR restricting their registrations as associated persons of PCS and AFP.   The two Registered Representatives resigned from PCS on March 13, 2013 and they did not sign the two (2) year agreements.

Equity Financing

On August 20, 2007, Gilman closed the sale (the “Investment Purchase Closing”) of 40.0 million shares of its common stock, par value $0.01 per share, at a price of $0.10 per share (the “Investment Purchase”) for proceeds of $4.0 million pursuant to an Investor Purchase Agreement dated April 25, 2007 (the “Purchase Agreement”) with Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I and WebFinancial Corporation (the “Investment Purchasers”). The 40.0 million shares of common stock were issued pursuant to an exemption from the registration requirements of the Securities Act under Rule 506 of Regulation D (“Rule 506”).

The Investment Purchase closing was contingent upon, among other things, the purchase of an additional 40.0 million shares of common stock at a price of $0.10 per share in cash or by the conversion of outstanding debt or other liabilities of Gilman (the “Private Placement”) by other purchasers (the “Private Placement Purchasers”) including officers, directors and employees of Gilman. The closing of the Private Placement (the “Private Placement Closing”) occurred on August 20, 2007 simultaneously with the Investment Purchase Closing.

At the Private Placement Closing, Gilman issued 16.9 million shares of common stock for cash proceeds of $1.7 million and 23.1 million shares of common stock for the conversion of $2.3 million of its debt. Prime Partners II, LLC, a holding company owned in part by Michael Ryan (the Gilman’s President and Chief Executive Officer and a member of Gilman’s board of directors), purchased 15.4 million shares of common stock in the Private Placement by the conversion of $1.5 million of Gilman debt.

On August 20, 2007, Michael Ryan (Gilman’s Chief Executive Officer), Carole Enisman (former Executive Vice President of Operations and Michael Ryan’s wife), Ted Finkelstein (Gilman’s Vice President, Secretary and General Counsel), Dennis Conroy (Gilman's former Chief Accounting Officer), Prime Partners, Inc. and Prime Partners II, LLC (holding companies owned in part by Michael Ryan), Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I and WebFinancial Corporation entered into a Shareholders Agreement concerning the voting of their shares of Gilman common stock. These stockholders collectively own approximately 64.6% of Gilman's issued and outstanding shares of common stock. Pursuant to the Shareholders Agreement, these stockholders have the ability to influence certain actions requiring a stockholder vote, including, the election of directors.

On April 14, 2008, the SEC declared effective Gilman’s registration statement, which included a prospectus filed with the SEC on April 14, 2008 for a public stock offering (the “Public Stock Offering”). Pursuant to this offering, Gilman distributed, for no consideration to its holders of common stock, non-transferable subscription rights to purchase shares of Gilman common stock. Each eligible stockholder received one subscription right for each share of common stock owned at the close of business on April 14, 2008, the record date. Gilman distributed subscription rights exercisable for up to an aggregate of 20.0 million shares of Gilman common stock.

Each subscription right entitled an eligible stockholder to purchase up to four shares of common stock, subject to adjustment, at a subscription price of $0.10 per share. This is the same price at which Gilman sold 80.0 million shares of its common stock in the two private placements described above. Stockholders who exercised their basic subscription rights in full could over-subscribe for additional shares to the extent additional shares were available. The Public Stock Offering expired on June 20, 2008. A total of 3.9 million shares of the common stock were issued pursuant to the Public Stock Offering.

The Investment Purchasers and the Private Placement Purchasers (collectively, the “2007 Investors”) did not receive subscription rights, but had the right until September 15, 2008 to purchase at $0.10 per share the shares that remained unsold on June 20, 2008. On September 12, 2008, Gilman filed a supplement to its prospectus extending until December 31, 2008 the period during which the 2007 Investors had a right to purchase up to the 16.1 million shares of common stock offered under the Prospectus that remained unsold at the expiration of the Public Stock Offering. A total of 0.7 million shares were purchased by the 2007 Investors during the extension period which expired on December 31, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Gilman

This discussion presents Gilman management’s analysis of its results of operations and financial condition as of and for each of the years ended June 30, 2012 and 2011 and for the periods ended March 31, 2013 and 2012. The discussion should be read in conjunction with Gilman’ consolidated financial statements and the notes related thereto which appear elsewhere in this proxy statement/prospectus and unaudited consolidated interim financial statements and the notes related thereto which appear elsewhere in this proxy statement/prospectus.

Managed Assets as of March 31, 2013

As indicated in the following table, as of March 31, 2013, assets under AFP management decreased 24.4%, or $101.9 million, to $315.5 million, from $417.5 million as of December 31, 2012. This decrease is mostly attributable to a net removal of $160.9 million of money under management due attrition amongst Gilman’s independent financial planners, offset by improved market conditions. As of March 31, 2013, total Gilman securities under custody were $3.3 billion, up 7.0%, or $218.1 million from December 31, 2012.

The following table presents the market values of assets under AFP management:

(in thousands) Market Value as of	Annuities	Brokerage	Third Party	Total Assets Under Management

3/31/2013	$91,042	$147,300	$77,170	$315,512
12/31/2012	$94,115	$242,644	$80,749	$417,508
9/30/2012	$96,384	$271,841	$80,026	$448,251
6/30/2012	$162,912	$293,106	$44,716	$500,734

The following table presents the market values of total Gilman securities under custody. The numbers do not include fixed annuities.

(in thousands) Market Value as of	Total Company Securities Under Custody
3/31/2013	$3,346,512
12/31/2012	$3,128,419
9/30/2012	$3,218,939
6/30/2012	$3,146,798

Results of Operations – Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Revenue

The following table presents revenue by product line and brokerage revenue by product type:

	For the Three Months Ended March 31,
(in thousands)			% Change	% of Total Revenue	% of Total Revenue
Consolidated Revenue Detail	2013	2012	2013-2012	2013	2012
Revenue by Product Line
Brokerage Commissions Revenue	$5,427	$5,657	-4.1%	49.5%	46.0%
Insurance Commissions	245	284	-13.7%	2.2%	2.3%
Fixed Annuities	60	332	-81.9%	0.5%	2.7%
Advisory Fees (1)	1,246	1,653	-24.6%	11.4%	13.5%
Tax Preparation and Accounting Fees	3,635	4,091	-11.1%	33.2%	33.3%
Lending Services	63	41	53.7%	0.6%	0.3%
Marketing Revenue	280	239	17.2%	2.6%	1.9%
Total Revenue	$10,956	$12,297	-10.9%	100.0%	100.0%

Brokerage Commissions Revenue by Product Type
Mutual Funds and Unit Investment Trusts	$862	$698	23.5%	7.9%	5.7%
Equities, Bonds & Other Securities	551	559	-1.4%	5.0%	4.5%
Variable Annuities	1,523	1,608	-5.3%	13.9%	13.1%
Trails (1)	2,422	2,488	-2.7%	22.1%	20.2%
All Other Products	69	304	-77.3%	0.6%	2.5%
Brokerage Commissions Revenue	$5,427	$5,657	-4.1%	49.5%	46.0%

(1) Advisory fees represent the fees charged by the Gilman’s investment advisors on client’s assets under management and is calculated as a percentage of the assets under management, on an annual basis. Trails are commissions earned by PCS as the broker dealer each year a client’s money remains in a mutual fund or in a variable annuity account, as compensation for services rendered to the client. Advisory fees and trails represent recurring revenue. While these fees generate substantially lower first year revenue than most commission products and are more susceptible to fluctuations in the financial markets, the recurring nature of these fees provides a platform for accelerating future revenue growth.

The following table sets forth a breakdown of Gilman's consolidated financial planning revenue by Company-owned offices and independent offices for the three months ended March 31, 2013 and 2012:

	For Three Months Ended March 31,
(in thousands)	2013	% of Total	2012	% of Total
Company-Owned Offices	$4,529	61.9%	$4,830	58.9%
Independent Offices	2,792	38.1%	3,376	41.1%
Total	$7,321		$8,206

Gilman’s total revenues for the three months ended March 31, 2013 were $11.0 million consisting of $7.3 million for financial planning services and $3.7 million for tax preparation and accounting services, compared to $12.3 million for the three months ended March 31, 2012 consisting of $8.2 million for financial planning services and $4.1 million for tax preparation and accounting services, a decrease in total of $1.3 million or 10.9%. Financial planning services represented approximately 67.0% and tax preparation fees and accounting services represented approximately 33.0% of Gilman's total revenues during the three months ended March 31, 2013. Financial planning services represented approximately 67.0% and tax preparation fees and accounting services represented approximately 33.0% of Gilman's total revenues during the three months ended March 31, 2012. Revenue from financial planning services consisted of approximately 74.0% earned from brokerage commissions, 17.0% from asset management, 4.0% from insurance and fixed annuities, 4.0% from PCS marketing, and 1.0% from lending services.

Financial planning revenue for the three months ended March 31, 2013 was $7.3 million, a decrease of $0.9 million or 10.8%, compared to $8.2 million for the three months ended March 31, 2012. The decrease is mainly attributable to the loss of revenues from Gilman's independent channel due to financial planner attrition where the commission payout percentage is higher than the employee channel resulting in a change in gross profit that is less than the decrease in revenues. Advisory Fees decreased $0.4 million as a result of a net removal of money under management of $128.7 million due to attrition amongst Gilman’s independent financial planners.

Tax preparation and accounting services revenue for the three months ended March 31, 2013 was $3.7 million, a decrease of $0.4 million or 11.2%, compared to the three months ended March 31, 2012 resulting from the IRS delay in accepting and processing tax returns until January 30, 2013 (as of April 15, 2013 the number of clients on extension are up approximately 20% over the prior year) and to a lesser extent the sale of one office during the first quarter of the fiscal year.

Expenses

Gilman’s total operating expenses for the three months ended March 31, 2013 were $9.7 million, a decrease of $1.6 million or 14.3%, compared to the three months ended March 31, 2012. This decrease is mostly due to a decrease in commission expenses of $1.0 million, general and administrative expenses of $0.4 million and salaries of $0.2 million.

Commission expense for the three months ended March 31, 2013 was $4.5 million, a decrease of $1.0 million, or 18.3%, compared to the three months ended March 31, 2012. The decrease in commission expense is attributable to decreases in revenue and by the fact that commission expense as a percentage of revenue decreased to 41.0% for the three months ended March 31, 2013 compared with 45.0% for the same period last year. This decrease in commission expense as a percentage of revenue is the result of higher financial planning revenues amongst Gilman's employee channel where a lower commission percentage is paid compared to the independent channel and due to a greater percentage of tax revenues generated by employees that are on a salary versus a commission payout basis.

Salaries, which consist primarily of compensation, related payroll taxes and employee benefit costs, decreased $0.2 million in the three months ended March 31, 2013 compared to the three months ended March 31, 2012. This decrease is mainly attributable to lower payroll taxes during the three months ended March 31, 2013 as a result of lower commission expenses, a later start for seasonal employees resulting from the IRS delay in accepting and processing tax returns, the sale of one office during the first quarter of fiscal 2013 and the status change of one senior executive from full time to part time.

General and administrative expenses decreased $0.4 million in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 resulting from a decrease in legal fees that occurred in the same period the prior year associated with the OFR Administrative Proceeding. In addition, Gilman recognized lower bad debt expense during the three months ended March 31, 2013 compared to the same period the prior year due to lower tax and accounting services revenue and a lower attrition of registered representatives with forgivable loans.

Advertising remained relatively unchanged for the three months ended March 31, 2013 compared to the three months ended March 31, 2012

Brokerage fees and licenses decreased $25.0 thousand or 7.8% in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 resulting from lower financial planning revenues during the three months ended March 31, 2013 compared to the same period the prior year.

Rent expense decreased by $30.0 thousand or 4.8% in the three months ended March 31, 2013 compared to the three months ended March 31, 2012. This decrease is attributable to downsizing Gilman’s corporate office and the disposition of one office.

Depreciation and amortization expense remained relatively unchanged for the three months ended March 31, 2013 compared to the three months ended March 31, 2012.

Gilman’s income from operations before other income and expense increased to $1.3 million for the three months ended March 31, 2013 compared to $1.0 million for the three months ended March 31, 2012. Gilman’s net income for the three months ended March 31, 2013 was $1.2 million, or $0.1 per basic and diluted share compared with $0.9 million, or $0.1 per basic and diluted share for the three months ended March 31, 2012. The increase in income from operations was primarily attributable to operating expenses offset in part by lower revenues.

Total other income/(expense) was a net expense of $41.0 thousand for the three months ended March 31, 2013, a decrease of $89.0 thousand compared with a net expense of $130.0 thousand for the same period last year.

As a result of those factors described above, Gilman's net income for the three months ended March 31, 2013 increased 41.0% compared to the three months ended March 31, 2012.

Reconciliation of Non-GAAP Financial Measures

From time to time Gilman may publicly disclose certain “non-GAAP” financial measures in the course of Gilman’s investor presentations or other venues. A non-GAAP financial measure is a numerical measure of historical or future performance, financial position or cash flow that excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in Gilman’s financial statements, and vice versa for measures that include amounts, or are subject to adjustments that effectively include amounts, that are excluded from the most directly comparable measure as calculated and presented. GAAP refers to generally accepted accounting principles in the United States.

Non-GAAP financial measures are provided as additional information to investors in order to provide them with an alternative method for assessing Gilman's financial condition and operating results. These measures are not meant to be a substitute for GAAP, and may be different from or otherwise inconsistent with non-GAAP financial measures used by other companies.

The tables below reconcile the most directly comparable GAAP financial measures to EBITDA and Adjusted EBITDA.

Reconciliation of Net income / (loss) to EBITDA and Adjusted EBITDA

EBITDA – Earnings before Interest, Income Taxes, Depreciation and Amortization (“EBITDA”) is calculated as net income / (loss) before interest expense, income tax expense (benefit), depreciation expense and amortization expense. Amortization expenses consist of amortization of intangibles and debt charges, including debt issuance costs, discounts, etc.

Adjusted EBITDA – Is calculated utilizing the same calculation as described above in arriving at EBITDA further adjusted by one-time income or expenses such as the sale of an office and the business development credit. Gilman believes that EBITDA and Adjusted EBITDA provide useful information to investors and reflect important financial measures as they exclude the effects of items which reflect the impact of long-term investment decisions, rather than the performance of near term operations. When compared to net income / (loss) these financial measures are limited in that they do not reflect the periodic costs of certain capital assets used in generating revenues of Gilman’s businesses or the non-cash charges associated with impairments. This presentation also allows investors to view the performance of Gilman’s businesses in a manner similar to the methods used by Gilman, provides additional insight into Gilman’s operating results and provides a measure for evaluating targeted businesses for acquisition.

Gilman believes these measurements are also useful in measuring its ability to service debt and other payment obligations. EBITDA and Adjusted EBITDA are not meant to be a substitute for GAAP, and may be different from or otherwise inconsistent with non-GAAP financial measures used by other companies.

The following table reconciles EBITDA and Adjusted EBITDA to net income / (loss), which Gilman considers to be the most comparable GAAP financial measure:

(in thousands)	For the Three Months Ended March 31,
	2013	2012
Net income	$1,240	$878
Plus:
Interest income	(12)	-
Interest expense	162	140
Amortization and Depreciation	271	274
EBITDA	1,661	1,292
Add / (subtract):
Other (income) / expense, net	(109)	(10)
Legal fees and settlement costs for OFR Administrative Proceeding	-	45
Adjusted EBITDA	$1,552	$1,327

For the three months ended March 31, 2013, EBITDA increased by $0.4 million primarily attributable to an increase in Gilman’s net income. The increase in net income was primarily attributable to lower operating expenses offset in part by lower revenues.

Adjusted EBITDA decreased from EBITDA by $0.1 million, to $1.6 million. The additional decrease in Adjusted EBITDA is primarily attributable to deducting the business development credit as non recurring events.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating Gilman's operating results and Gilman's ability to meet Gilman’s debt obligations.

Results of Operations – Nine Months Ended March 31, 2013 Compared to Nine Months Ended March 31, 2012

Revenue

The following table presents revenue by product line and brokerage revenue by product type:

	For the Nine Months Ended March 31,
(in thousands)			% Change	% of Total Revenue	% of Total Revenue
Consolidated Revenue Detail	2013	2012	2013-2012	2013	2012
Revenue by Product Line
Brokerage Commissions Revenue	$16,211	$16,723	-3.1%	59.3%	56.2%
Insurance Commissions	737	483	52.6%	2.7%	1.6%
Fixed Annuities	454	1,014	-55.2%	1.7%	3.4%
Advisory Fees (1)	3,976	5,518	-27.9%	14.5%	18.5%
Tax Preparation and Accounting Fees	5,206	5,493	-5.2%	19.0%	18.5%
Lending Services	289	150	92.7%	1.1%	0.5%
Marketing Revenue	465	393	18.3%	1.7%	1.3%
Total Revenue	$27,338	$29,774	-8.2%	100.0%	100.0%

Brokerage Commissions Revenue by Product Type
Mutual Funds and Unit Investment Trusts	2,701	2,052	31.6	9.9	6.9
Equities, Bonds & Other Securities	1,870	1,746	7.1	6.9	5.9
Variable Annuities	3,916	5,186	-24.5	14.3	17.4
Trails (1)	7,198	6,773	6.3	26.3	22.8
All Other Products	526	966	-45.5	1.9	3.2
Brokerage Commissions Revenue	16,211	16,723	-3.1	59.3	56.2

(1) Advisory fees represent the fees charged by Gilman’s investment advisors on client’s assets under management and is calculated as a percentage of the assets under management, on an annual basis. Trails are commissions earned by PCS as the broker dealer each year a client’s money remains in a mutual fund or in a variable annuity account, as compensation for services rendered to the client. Advisory fees and trails represent recurring revenue. While these fees generate substantially lower first year revenue than most commission products and are more susceptible to fluctuations in the financial markets, the recurring nature of these fees provides a platform for accelerating future revenue growth.

The following table sets forth a breakdown of Gilman's consolidated financial planning revenue by company-owned offices and independent offices for the nine months ended March 31, 2013 and 2012:

	For Nine Months Ended March 31,
(in thousands)	2013	% of Total	2012	% of Total
Company-Owned Offices	$13,144	59.4%	$13,662	56.3%
Independent Offices	8,988	40.6%	10,619	43.7%
Total	$22,132		$24,281

Gilman’s total revenues for the nine months ended March 31, 2013 were $27.3 million consisting of $22.1 million for financial planning services and $5.2 million for tax preparation and accounting services, compared to $29.8 million for the nine months ended March 31, 2012 consisting of $24.3 million for financial planning services and $5.5 million for tax preparation and accounting services, a decrease in total of $2.4 million or 8.2%. Financial planning services represented approximately 81.0% and tax preparation fees and accounting services represented approximately 19.0% of Gilman's total revenues during the nine months ended March 31, 2013. Financial planning services represented approximately 82.0% and tax preparation fees and accounting services represented approximately 18.0% of Gilman's total revenues during the nine months ended March 31, 2012. Revenue from financial planning services consisted of approximately 73.0% earned from brokerage commissions, 18.0% from asset management, 6.0% from insurance and fixed annuities, 2.0% from PCS marketing, and 1.0% from lending services.

Financial planning revenue for the nine months ended March 31, 2013 was $22.1 million, a decrease of $2.2 million or 8.9%, compared to $24.3 million for the nine months ended March 31, 2012. The decrease is mainly attributable to the loss of revenues from Gilman’s independent channel due to financial planner attrition where the commission payout percentage is higher than the employee channel resulting in a change in gross profit that is less than the decrease in revenues. Advisory Fees decreased $1.5 million as a result of a net removal of money under management of $160.9 million due to attrition amongst Gilman’s independent financial planners.

Tax preparation and accounting services revenue for the nine months ended March 31, 2013 was $5.2 million, a decrease of $0.3 million or 5.2%, compared to the nine months ended March 31, 2012 resulting from the IRS delay in accepting and processing tax returns until January 30, 2013 (as of April 15, 2013 the number of clients on extension are up approximately 20% over the prior year) and to a lesser extent the sale of one office during the first quarter of the fiscal year, offset in part by Gilman’s acquisition made in fiscal 2011 now in its second year of operations with increased revenues.

Expenses

Gilman’s total operating expenses for the nine months ended March 31, 2013 were $27.5 million, a decrease of $2.4 million or 8.1%, compared to $29.9 million for the nine months ended March 31, 2012. This decrease is mostly due to a decrease in commission expenses of $1.9 million, brokerage fees and licenses of $0.1 million, general and administrative expenses of $0.3 million and rent of $0.1 million.

Commission expense for the nine months ended March 31, 2013 was $13.3 million, a decrease of $1.9 million, or 12.3%, from $15.2 million for the nine months ended March 31, 2012. The decrease in commission expense is attributable to decreases in revenue and the fact that commission expense as a percentage of revenue decreased to 48.8% for the nine months ended March 31, 2013 compared with 51.1% for the same period last year. This decrease in commission expense as a percentage of revenue is the result of higher financial planning revenues amongst Gilman's employee channel where a lower commission percentage is paid compared to the independent channel and due to a greater percentage of tax revenues generated by employees that are on a salary versus a commission payout basis.

Salaries, which consist primarily of compensation, related payroll taxes and employee benefit costs, decreased $52.0 thousand in the nine months ended March 31, 2013 compared to the nine months ended March 31, 2012. This decrease is mainly attributable to lower payroll taxes as a result of lower commission expenses paid to company financial planners, the status change of one senior executive from full time to part time and the sale of one office, offset in part by senior management bonus.

General and administrative expenses decreased by $0.3 million or 7.3% in the nine months ended March 31, 2013 compared to the nine months ended March 31, 2012 resulting from a decrease in professional fees associated with the OFR Administrative Proceeding. In addition, Gilman recognized lower bad debt expense due to lower attrition of registered representatives with forgivable loans and lower tax and accounting services revenue.

Advertising expense remained relatively the same for the nine months ended March 31, 2013 compared to the same period the prior year.

Brokerage fees and licenses decreased $0.1 million for the nine months ended March 31, 2013 compared to the nine months ended March 31, 2012. The decrease is mostly due to the decrease in financial planning revenue.

Rent expense decreased by $0.1 million or 5.9% in the nine months ended March 31, 2013 compared to the nine months ended March 31, 2012. This decrease is attributable to downsizing Gilman’s corporate office and the disposition of one office.

Depreciation and amortization expense remained relatively unchanged for the nine months ended March 31, 2013 compared to the nine months ended March 31, 2012.

Gilman’s loss from operations before other income and expense remained relatively unchanged for the nine months ended March 31, 2013 compared to the nine months ended March 31, 2012. Gilman’s net income for the nine months ended March 31, 2013 was $0.3 million, or $0.00 per basic and diluted share, compared with a net loss of $0.5 million, or ($0.01) per basic and diluted share for the nine months ended March 31, 2012. Gilman’s loss from operations remained relatively unchanged as its lower revenues were matched by its lower operating expenses.

Total other income/(expense) was a net income of $0.5 million for the nine months ended March 31, 2013, an increase of $0.9 million compared with a net expense of $0.4 million for the same period last year. This increase in income is mostly the result of renewing Gilman’s clearing agreement and receiving a business development credit of $0.6 million and a $0.3 million gain on the sale of an office.

As a result of those factors described above, Gilman’s net income for the nine months ended March 31, 2013 increased 165.1% compared to the nine months ended March 31, 2012.

Reconciliation of Non-GAAP Financial Measures

From time to time Gilman may publicly disclose certain “non-GAAP” financial measures in the course of its investor presentations or other venues. A non-GAAP financial measure is a numerical measure of historical or future performance, financial position or cash flow that excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in Gilman’s financial statements, and vice versa for measures that include amounts, or are subject to adjustments that effectively include amounts, that are excluded from the most directly comparable measure as calculated and presented. GAAP refers to generally accepted accounting principles in the United States.

Non-GAAP financial measures are provided as additional information to investors in order to provide them with an alternative method for assessing Gilman's financial condition and operating results. These measures are not meant to be a substitute for GAAP, and may be different from or otherwise inconsistent with non-GAAP financial measures used by other companies.

The tables below reconcile the most directly comparable GAAP financial measures to EBITDA and Adjusted EBITDA.

Reconciliation of Net income / (loss) to EBITDA and Adjusted EBITDA

EBITDA – Earnings before Interest, Income Taxes, Depreciation and Amortization (“EBITDA”) is calculated as net income / (loss) before interest expense, income tax expense (benefit), depreciation expense and amortization expense. Amortization expenses consist of amortization of intangibles and debt charges, including debt issuance costs, discounts, etc.

Adjusted EBITDA – Is calculated utilizing the same calculation as described above in arriving at EBITDA further adjusted by one-time income or expenses such as the sale of an office and the business development credit. Gilman believes that EBITDA and Adjusted EBITDA provide useful information to investors and reflect important financial measures as they exclude the effects of items which reflect the impact of long-term investment decisions, rather than the performance of near term operations. When compared to net income / (loss) these financial measures are limited in that they do not reflect the periodic costs of certain capital assets used in generating revenues of Gilman’s businesses or the non-cash charges associated with impairments. This presentation also allows investors to view the performance of Gilman's businesses in a manner similar to the methods used by Gilman, provides additional insight into Gilman’s operating results and provides a measure for evaluating targeted businesses for acquisition.

Gilman believes these measurements are also useful in measuring its ability to service debt and other payment obligations. EBITDA and Adjusted EBITDA are not meant to be a substitute for GAAP, and may be different from or otherwise inconsistent with non-GAAP financial measures used by other companies.

The following table reconciles EBITDA and Adjusted EBITDA to net income / (loss), which Gilman considers to be the most comparable GAAP financial measure:

(in thousands)	For the Nine Months Ended March 31,
	2013	2012
Net loss	$336	$(516)
Plus:
Interest income	(22)	(5)
Interest expense	446	403
Amortization and Depreciation	824	819
EBITDA	1,584	701
Add / (subtract):
Other (income) / expense, net	28	(7)
Business development credit	(600)	-
Gain on sale of office	(323)	-
Legal fees and settlement costs for OFR Administrative Proceeding	-	82
Adjusted EBITDA	$689	$776

For the nine months ended March 31, 2013, EBITDA increased by $0.9 million primarily attributable to an increase in Gilman’s net income. The increase in net income was primarily attributable to the business development credit and gain on sale of an office.

Adjusted EBITDA decreased from EBITDA by $0.9 million, to $0.7 million. The additional decrease in Adjusted EBITDA is primarily attributable to deducting the business development credit and gain on sale of an office as non recurring events.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating Gilman's operating results and its ability to meet Gilman’s debt obligations.

Managed Assets as of June 30, 2012

As indicated in the following table, as of June 30, 2012, assets under AFP management decreased 23.0%, or $134.1 million, to $456.0 million, from $590.1 million as of June 30, 2011. This decrease is mostly attributable to net removal of $112.3 million of money under management due to the departure of two independent financial planners, and the removal of money from assets under management to non-money management brokerage accounts mostly amongst two of Gilman’s independent financial planners, and market decreases of $21.8 million. As of June 30, 2012, total Company assets under custody were $3.1 billion, down 5.3% or $176.6 million from June 30, 2011. This decline is principally due to the same factors described above.

The following table presents the market values of assets under management by AFP:

(in thousands)
Market Value as of June 30,	Annuities	Brokerage	Total Assets Under AFP Management
2012	$162,912	$293,106	$456,018
2011	$200,892	$389,207	$590,099

The following table presents the market values of total Gilman assets under custody:

(in thousands)
Market Value as of June 30,	Total Company Assets Under Custody
2012	$3,146,798
2011	$3,323,404

Results of Operations – Year Ended June 30, 2012 Compared to Year Ended June 30, 2011

The following table sets forth certain items from Gilman’s statements of operations expressed as a percentage of revenue for fiscal years ended June 30, 2012 and 2011. The trends illustrated in the following table are not necessarily indicative of future results.

Statements of Operations as a Percentage of Revenues

	For Fiscal Years Ended June 30,
	2012	2011
Revenues
Financial Planning Services	80.3%	81.5%
Tax Preparation and Accounting Fees	19.7%	18.5%
Total Revenue	100.0%	100.0%

Operating Expenses
Commissions	51.2%	54.3%
Salaries	23.0%	22.1%
General and Administrative Expense	12.2%	11.1%
Advertising	2.2%	3.0%
Brokerage Fees & Licenses	3.0%	3.3%
Rent	6.3%	6.6%
Depreciation and Amortization	2.7%	2.7%
Total Operating Expenses	100.6%	103.1%
Loss Before Other Income/(Expense)	-0.6%	-3.1%
Other Income/(Expense)	-1.1%	-1.2%
Income Before Income Taxes	-1.7%	-4.3%
Income Taxes	0.0%	0.0%
Net Loss	-1.7%	-4.3%

The following table sets forth a summary of Gilman's consolidated results of operations for fiscal years ended June 30, 2012 and 2011:

(in thousands, except share data)	For Fiscal Years Ended June 30,
Consolidated Results of Operations	2012	2011	% Change
Revenues	$40,372	$41,483	-2.7%
Commissions	20,685	22,531	-8.2%
Other Operating Expenses	19,938	20,228	-2.3%
Net Loss	(687)	(1,77)	-71.7%
Diluted EPS from Net (Loss)	$(0.01)	$(0.0)	-71.5%

The following two tables set forth a breakdown of Gilman's consolidated revenue detail by product line and brokerage product type for the fiscal years ended June 30, 2012 and 2011:

	For the Fiscal Years Ended June 30,
(in thousands)			% Change	% of Total Revenue	% of Total Revenue
Consolidated Revenue Detail	2012	2011	2012-2011	2012	2011

Revenue by Product Line
Brokerage Commissions Revenue	$22,689	$23,019	-1.4%	56.2%	55.5%
Advisory Fees (1)	7,165	8,534	-16.0%	17.8%	20.6%
Tax Preparation and Accounting Fees	7,953	7,655	3.9%	19.7%	18.5%
Fixed Annuities	1,226	670	83.0%	3.0%	1.6%
Insurance Commissions	594	1,011	-41.3%	1.5%	2.4%
PCS Marketing Revenue	488	434	12.5%	1.2%	1.0%
Lending Services	257	160	60.8%	0.6%	0.4%
Total Revenue	$40,372	$41,483	-2.7%	100.0%	100.0%
Brokerage Commissions Revenue by Product Type
Variable Annuities	$7,107	$6,550	8.5%	17.6%	15.8%
Trails (1)	9,159	8,609	6.4%	22.7%	20.8%
Mutual Funds	3,049	3,851	-20.8%	7.5%	9.3%
Equities, Bonds, &Unit Investment Trusts	2,171	2,706	-19.8%	5.4%	6.5%
All Other Products	1,203	1,303	-7.7%	3.0%	3.1%
Brokerage Commissions Revenue	$22,689	$23,019	-1.4%	56.2%	55.5%

(1) Advisory fees represent the fees charged by Gilman’s investment advisors on client’s assets under management and is calculated as a percentage of the assets under management, on an annual basis. Trails are commissions earned by PCS as the broker dealer each year a client’s money remains in a mutual fund or in a variable annuity account, as compensation for services rendered to the client. Advisory fees and trails represent recurring revenue. While these fees generate substantially lower first year revenue than most commission products and are more susceptible to fluctuations in the financial markets, the recurring nature of these fees provides a platform for accelerating future revenue growth.

The following table sets forth a breakdown of Gilman’s consolidated financial planning revenue by company-owned offices and independent offices for the fiscal years ended June 30, 2012 and 2011:

	For Fiscal Year Ended June 30,
(in thousands)	2012	% of Total	2011	% of Total
Company-Owned Offices	$17,946	55%	$16,780	50%
Independent Offices	14,473	45%	17,048	50%
Total	$32,419		$33,828

The following table sets forth a breakdown of Gilman’s consolidated revenue detail by company-owned offices for the fiscal years ended June 30, 2012 and 2011:

	For Fiscal Year Ended June 30,
(in thousands)	2012	% of Total	2011	% of Total
Financial Planning	$17,946	69%	$16,780	69%
Tax Preparation and Accounting Services	7,953	31%	7,655	31%
Total	$25,899		$24,435

Revenues

Gilman’s total revenues for the fiscal year ended June 30, 2012 were $40.4 million, a decrease of 2.7%, compared with $41.5 million for the fiscal year ended June 30, 2011. Gilman’s total revenues for the fiscal year ended June 30, 2012 consisted of $32.4 million for financial planning services and $8.0 million for tax preparation and accounting services. Financial planning services represented approximately 80.0% and tax preparation and accounting services represented approximately 20.0% of Gilman's total revenues for the fiscal year ended June 30, 2012. Gilman’s total revenues for the fiscal year ended June 30, 2011 consisted of $33.8 million for financial planning services and $7.7 million for tax preparation and accounting services. Financial planning represented approximately 81.5% and tax preparation and accounting fees represented approximately 18.5% of Gilman’s revenues for the fiscal year ended June 30, 2011.

Financial planning revenue was $32.4 million for the fiscal year ended June 30, 2012 compared to $33.8 million for the same period last year. This decrease in financial planning revenue is mostly attributable to a net decrease in recurring revenues (advisory fees and trails) as advisory fees decreased by $1.4 million to $7.2 million during the fiscal year ended June 30, 2012. This decrease is mostly attributable to net removal of $112.3 million of Gilman's money under management due to attrition amongst its independent financial planners and market decreases of $21.8 million. The decrease in recurring revenues resulting from the decrease in advisory fees is offset, in part, by an increase in trails of $0.6 million. Gilman continues to remain committed to its strategy of growing its recurring revenues in an effort to mitigate any negative impact a volatile market may have on its other revenue streams.

Gilman’s financial planning revenue was approximately 55.0% for Gilman owned offices and 45.0% for independent offices for the fiscal year ended June 30, 2012. Thus within Gilman offices, financial planning services represented approximately 69.0% of revenues and tax preparation and accounting services represented approximately 31.0%. Gilman’s financial planning revenue was divided evenly between Gilman owned offices and independent offices for the fiscal year ended June 30, 2011. Within Gilman owned offices approximately 69.0% of revenues for this time period came from financial planning and 31.0% came from tax preparation and accounting services for the fiscal year ended June 30, 2011.

Tax Preparation and accounting services revenue was $8.0 million for the fiscal year ended June 30, 2012 compared to $7.7 million during the same period last year. This increase is mostly a result of the acquisition made during fiscal 2011 and annual price increases, offset in part by the sale of one office and client attrition.

Expenses

Total operating expenses for the fiscal year ended June 30, 2012 were $40.6 million, a decrease of 5.3%, or $2.1 million from $42.8 million for the fiscal year ended June 30, 2011. The decrease in operating expenses was attributable to a decrease in commission expense ($1.8 million), advertising expense ($0.4 million), brokerage fees and licenses expense ($0.2 million), and rent expense ($0.2 million), offset in part by an increase in general and administrative expense ($0.3 million).

Commission expense for the fiscal year ended June 30, 2012 was $20.7 million, a decrease of $1.8 million, or 8.2%, from $22.5 million for the fiscal year ended June 30, 2011. The decrease in commission expense is attributable to decreases in financial planning revenue and the fact that financial planning commission expense as a percentage of financial planning revenue decreased to 62.0% for the fiscal year ended June 30, 2012 compared with 64.0% for the same period last year. This decrease in commission expense as a percentage of revenue is the result of higher financial planning revenues amongst Gilman employee channel where a lower commission percentage is paid compared to the independent channel.

Salaries which consist primarily of salaries, related payroll taxes and employee benefit costs, increased $0.1 million for the fiscal year ended June 30, 2012 compared with the same period last year mostly due to salaries related to the acquisition of one tax and accounting business Gilman acquired in December 2010.

General and administrative expense consists primarily of expenses for general corporate functions including outside legal and professional fees, insurance, utilities, bad debt expenses and general corporate overhead costs. General and administrative expenses increased by $0.3 million, or 7.3%, in the fiscal year ended June 30, 2012 compared with the fiscal year ended June 30, 2011. This increase is primarily attributable to an increase in legal fees and settlement costs associated with the OFR administrative proceeding and OFR Court Case, increases in professional development costs, as Gilman continues to invest in its financial planners, increases in bad debt reserves related to accounting services provided by its acquisition made during fiscal 2011 and forgivable loans made to financial planners who failed to meet certain production numbers, and increases in payroll services as it entered into service agreements with Abel Southeast, Inc. and Abel HRO Services, Inc. for Abel to provide professional employment organization services to Gilman (resulting in cost savings in other areas such as employee benefits and human resources). These increases were offset, in part, by a decrease in professional fees incurred during 2011 related to the Independent Compliance Consultant required as part of the settlement with the SEC on March 16, 2010.

Advertising expense decreased 28.7% to $0.9 million for the fiscal year ended June 30, 2012 compared with $1.2 million for the fiscal year ended June 30, 2011. Gilman continues to control these costs while maintaining its marketing strategy by relying on more cost effective direct marketing and internet based advertising

Brokerage fees and licenses decreased $0.2 million or 11.1% for the fiscal year ended June 30, 2012. This decrease is mostly due to the decrease in financial planning revenues and the decrease in the value of assets under management on which brokerage fees are determined.

Rent expense decreased $0.2 million for the fiscal year ended June 30, 2012 compared to the same period last year mostly due to renegotiating lower rents at a number of Gilman owned offices, downsizing or relocating a number of Gilman owned offices to smaller locations, offset by an acquisition and annual rent increases on existing leases.

Depreciation and amortization expense decreased by 1.8%, for the fiscal year ended June 30, 2012. This decrease is mostly attributable to certain assets reaching their full depreciable lives and the sale of one office, offset in part by increases in depreciation and amortization as a result of the acquisition made in fiscal 2011.

Gilman's loss from operations before other income and expense for the fiscal year ended June 30, 2012 was $0.3 million compared with a loss of $1.3 million for the fiscal year ended June 30, 2011. Gilman’s net loss for the fiscal year ended June 30, 2012 was $0.7 million, or $(0.01) per basic and diluted share, compared with $1.8 million, or $(0.02) per basic and diluted share for the fiscal year ended June 30, 2011. The decrease in loss from operations was primarily attributable to a reduction in expenses mostly in commission expense, advertising expense and brokerage fees, offset in part by lower financial planning revenues and an increase in general and administrative expenses.

Total other income/(expense) was a net expense of $0.4 million for the fiscal year ended June 30, 2012, a decrease of $0.1 million or 11.9% compared with the same period last year. This decrease is mostly the result of an adjustment made to the liability associated with an acquisition made in fiscal 2010 which was based on future contingency payments and the loss on sale of an office recognized in the prior fiscal year ended June 30, 2011, offset in part by higher interest expense due to the issuance of private offering notes.

As a result of those factors described above, Gilman’s net loss for the fiscal year ended June 30, 2012 decreased 61.2% compared to the fiscal year ended June 30, 2011.

Reconciliation of Non-GAAP Financial Measures

From time to time Gilman may publicly disclose certain “non-GAAP” financial measures in the course of Gilman's investor presentations or other venues. A non-GAAP financial measure is a numerical measure of historical or future performance, financial position or cash flow that excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in Gilman’s financial statements, and vice versa for measures that include amounts, or are subject to adjustments that effectively include amounts, that are excluded from the most directly comparable measure as calculated and presented. GAAP refers to generally accepted accounting principles in the United States. Non-GAAP financial measures are provided as additional information to investors in order to provide them with an alternative method for assessing Gilman’s financial condition and operating results. These measures are not meant to be a substitute for GAAP, and may be different from or otherwise inconsistent with non-GAAP financial measures used by other companies.

The tables below reconcile the most directly comparable GAAP financial measures to EBITDA and Adjusted EBITDA.

Reconciliation of Net income / (loss) to EBITDA and Adjusted EBITDA

EBITDA – Earnings before Interest, Income Taxes, Depreciation and Amortization (“EBITDA”) is calculated as net income / (loss) before interest expense, income tax expense (benefit), depreciation expense and amortization expense. Amortization expenses consist of amortization of intangibles and debt charges, including debt issuance costs, discounts, etc.

Adjusted EBITDA – Is calculated utilizing the same calculation as described above in arriving at EBITDA further adjusted by one-time expenses such as those associated with the OFR Administrative Proceeding. Gilman believes that EBITDA and Adjusted EBITDA provide useful information to investors and reflect important financial measures as they exclude the effects of items which reflect the impact of long-term investment decisions, rather than the performance of near term operations. When compared to net income / (loss) these financial measures are limited in that they do not reflect the periodic costs of certain capital assets used in generating revenues of Gilman's businesses or the non-cash charges associated with impairments. This presentation also allows investors to view the performance of Gilman's businesses in a manner similar to the methods used by Gilman, provides additional insight into its operating results and provides a measure for evaluating targeted businesses for acquisition.

Gilman believes these measurements are also useful in measuring Gilman's ability to service debt and other payment obligations. EBITDA and Adjusted EBITDA are not meant to be a substitute for GAAP, and may be different from or otherwise inconsistent with non-GAAP financial measures used by other companies.

The following table reconciles EBITDA and Adjusted EBITDA to net income / (loss), which Gilman considers to be the most comparable GAAP financial measure:

(in thousands)	For Fiscal Years Ended June 30,
	2012	2011
Net loss	$(687)	$(1,771)
Plus:
Interest income	(8)	(15)
Interest expense	562	464
Amortization and Depreciation	1,094	1,114
EBITDA	961	(208)
Add / (subtract):
Other (income) / expense, net	(118)	46
Professional costs for SEC settlement	-	226
Legal fees and settlement costs for OFR Administrative Proceeding	375	36
Adjusted EBITDA	$1,218	$100

For fiscal 2012, EBITDA increased by $1.2 million to $1.0 million primarily attributable to a reduction in Gilman's net loss. The decrease in net loss was primarily attributable to a reduction in expenses mostly in commission expense as more of Gilman’s revenue came from its Gilman offices, advertising expense as it relied on more cost effective direct marketing and internet based advertising and brokerage fees, offset in part by lower financial planning revenues.

In addition to the increase in EBITDA described above for fiscal 2012, Adjusted EBITDA increased by an additional $0.2 million, to $1.2 million. The additional increase in Adjusted EBITDA is primarily attributable to the expenses associated with the Florida OFR Administrative Proceeding which Gilman views as a non recurring expense. This was offset in part by non recurring other income resulting from an adjustment to the liability associated with an acquisition made in fiscal 2010 which was based on future contingency payments.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating Gilman's operating results and its ability to meet Gilman’s debt obligations.

Liquidity and Capital Resources

During the nine months ended March 31, 2013, Gilman realized net income of $1.2 million and at March 31, 2013 it had a working capital deficit of $6.0 million. At March 31, 2013 Gilman had $0.9 million of cash and cash equivalents and $2.8 million of trade accounts receivable, net, to fund short-term working capital requirements. PCS is subject to the SEC’s Uniform Net Capital Rule 15c3-1, which requires that PCS maintain minimum regulatory net capital of $100,000 and, in addition, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. At March 31, 2013 Gilman was in compliance with this regulation.

During fiscal 2012, Gilman had a net loss of $0.7 million and at June 30, 2012 had a working capital deficit of $3.9 million. At June 30, 2012, Gilman had $0.4 million of cash and cash equivalents, $8.0 thousand in marketable securities and $2.5 million of trade accounts receivable, net, to fund short-term working capital requirements. PCS is subject to the SEC’s Uniform Net Capital Rule 15c3-1, which requires that PCS maintain minimum regulatory net capital of $0.1 million and, in addition, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, Gilman was in compliance with this regulation.

On May 24, 2013, Gilman commenced the Gilman Ciocia $1.8 million Promissory Note Offering, a private offering of Gilman's debt securities pursuant to SEC Regulation D (the “2013 Offering”). The securities offered for sale in the 2013 Offering are $1.8 million of promissory notes with interest payable at 10.0% (the “2013 Notes”). The 2013 Notes are collateralized by a 33.33% security interest in Gilman’s gross receipts from the preparation of 2013 income tax returns during calendar year 2014 (the “2014 Gross Receipts”). The principal of the 2013 Notes will be paid to the Note holders from the 2014 Gross Receipts on March 31, April 30, May 31, and June 30, 2014, with the balance of principal, if any, paid July 1, 2014. As of June 30, 2013, $1.4 million of the 2013 Notes were outstanding secured by a 25.9% interest in the 2014 Gross Receipts.

On July 31, 2012, Gilman commenced the Gilman Ciocia $1.5 million Promissory Note Offering, a private offering of its debt securities pursuant to SEC Regulation D (the “$1.5 Million Offering”). The securities offered for sale in the $1.5 Million Offering were $1.5 million of notes with interest at 10.0% (the “2013 Notes”). As of June 30, 2013, $1,450,000 of the 2013 Notes were outstanding and due December 31, 2013.

On May 2, 2012, Gilman commenced the Gilman Ciocia $1.8 million Promissory Note Offering, a private offering of Gilman's debt securities pursuant to SEC Regulation D (the “2012 Offering”). The securities offered for sale in the 2012 Offering were $1.8 million of promissory notes with interest payable at 10.0% (the “2012 Notes”). The 2012 Notes were collateralized by a 33.33% security interest in Gilman’s gross receipts from the preparation of 2012 income tax returns during calendar year 2013 (the “2013 Gross Receipts”). The principal of the 2012 Notes was paid to the Note holders from the 2013 Gross Receipts on March 31, April 30, May 31, and July 1, 2013.

On October 31, 2008, Gilman commenced the Gilman Ciocia Common Stock and Promissory Note Offering, a private offering of its securities pursuant to SEC Regulation D (the “2008 Offering”). The 2008 Offering Notes were amended on December 8, 2008, September 3, 2009, December 16, 2009, February 11, 2010, March 29, 2010, May 31, 2011, May 31, 2012 and May 24, 2013. The securities offered for sale in the 2008 Offering, as amended were: $3.8 million of notes with interest at 10.0% (the “2008 Notes”) and $0.4 million, or 3.5 million shares of Gilman’s $0.01 par value common stock with a price of $0.10 per share (the “Shares”). As of June 30, 2013, $2.0 million of the 2008 Notes were outstanding and due July 1, 2014, $0.8 million of the 2008 Notes were outstanding, due and paid on July 1, 2013 and $0.1 million, or 1.0 million shares, of Gilman common stock were issued pursuant to the 2008 Offering.

On August 3, 2012, Gilman sold the assets of an office located in Toms River, New Jersey, including client lists and goodwill, for a purchase price of $0.4 million ($0.3 million in cash and $0.1 million in Gilman Ciocia stock – 1.5 million shares). The sale resulted in a gain on sale of assets of approximately $0.3 million.

On July 31, 2012 PCS renewed its clearing agreement for a five-year term ending August 1, 2017 and received a $0.5 million business development credit. In January 2013 Gilman received its annual business development credit of $0.1 million.

On May 26, 2011 Gilman issued an unsecured promissory note in the amount of $50.0 thousand to Ted Finkelstein, Gilman’s Vice President, General Counsel and Secretary. Such note was payable on demand by Mr. Finkelstein and earned interest at the rate of 10.0% per annum. Such note was paid in full on July 1, 2011. On September 21, 2011 Gilman issued an unsecured promissory note in the amount of $50.0 thousand to Mr. Finkelstein payable on demand by Mr. Finkelstein at an interest rate of 10.0% per annum which was paid on November 1, 2011. On September 23, 2011 Gilman issued an unsecured promissory note in the amount of $50.0 thousand to Carole Enisman, Gilman’s former Executive Vice President of Operations and wife of Michael Ryan, payable on demand by Ms. Enisman at an interest rate of 10.0% per annum. On November 3, 2011 Gilman issued an unsecured promissory note in the amount of $40.0 thousand to Michael Ryan, Gilman’s President and Chief Executive Officer, payable on demand by Mr. Ryan at an interest rate of 10.0% per annum. The unsecured promissory notes with Ms. Enisman and Mr. Ryan are still outstanding as of June 30, 2013.

Gilman’s ability to satisfy its obligations depends on its future financial performance, which will be subject to prevailing economic, financial and business conditions. Gilman’s capital requirements, at least in the near term, are expected to be provided by cash flows from operating activities, cash on hand at March 31, 2013, possible extensions of due dates on existing notes or a combination thereof. To the extent future capital requirements exceed cash on hand plus cash flows from operating activities, Gilman anticipates that working capital will be financed by the further sales of its securities through private offerings. Gilman is also continuing to control operating expenses and is implementing its acquisition strategy to increase earnings and cash flow. While Gilman management believes that capital may be available, there is no assurance that such capital can be secured. Additionally, there can be no assurance that Gilman’s cost control measures will provide the capital needed which could adversely impact its business, nor Gilman assure the extensions of due dates on existing notes.

While Gilman believes that payments to tax preparation and accounting practices which it has acquired have been and will continue to be funded through cash flow generated from those acquisitions, Gilman needs additional capital to fund initial payments on future acquisitions. If Gilman does not have adequate capital to fund those future acquisitions, Gilman may not be able to proceed with such intended acquisitions, which could result in it not fully realizing all of the revenue which might otherwise be available to it.

Gilman’s insurance carrier interrelated all claims involving the variable annuity sales practices of certain registered representatives of PCS that involved an SEC Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 15(b) and 21(c) of the Exchange Act, and Section 203(f) of the Investment Advisors Act of 1940 (the “Interrelated Claims”). The total remaining insurance coverage for the Interrelated Claims was reduced from $1.0 million to $0.3 million after settling arbitrations commenced by customers. On February 1, 2012, Gilman settled the last pending Interrelated Claim customer arbitration for $0.4 million which was paid $0.3 million from insurance coverage and $0.1 million from Gilman. As a result of this settlement, there is no remaining insurance coverage for arbitrations for Interrelated Claims which may be commenced by customers and Gilman could be required to pay significant additional costs out of pocket, which would reduce its working capital and have a material adverse effect on its results of operations. Gilman continues to have insurance coverage for any claims that are not Interrelated Claims.

Gilman’s net cash used in operating activities was $0.2 million for the nine months ended March 31, 2013, compared with net cash used in operating activities of $0.1 million for the nine months ended March 31, 2012. This increase in cash used in operating activities is attributable to the pay down of liabilities related to the OFR Administrative Proceedings offset by the net income for the nine months ended March 31, 2013 compared to a net loss for the nine months ended March 31, 2012.

Net cash used in investing activities was $29.0 thousand for the nine months ended March 31, 2013 compared with net cash used in investing activities of $0.2 million for the nine months ended March 31, 2012. This improvement is mostly due to Gilman’s sale of an office made in the nine months ended March 31, 2013, offset partially by increased acquisition payments in the nine months ended March 31, 2013.

Net cash provided by financing activities was $0.4 million for the nine months ended March 31, 2013 compared with net cash provided by financing activities of $0.4 million for the nine months ended March 31, 2012. The slight increase in net cash provided by financing activities can be attributed to the increased sale of 2013 Notes made during the nine months ended March 31, 2013 over the prior year, offset by the increased pay down of the 2008 Notes over the prior year.

Gilman’s net cash used in operating activities was $0.3 million for the fiscal year ended June 30, 2012, compared with net cash used in operating activities of $0.8 million for the fiscal year ended June 30, 2011. This improvement is mostly due to the decreased net loss, offset partially by a decrease in working capital at June 30, 2012.

Net cash used in investing activities was $0.4 million for the fiscal year ended June 30, 2012 compared with net cash used in investing activities of $8.0 thousand for the fiscal year ended June 30, 2011. Most of this increase in cash used investing activities is related to Gilman's sale of an office made in fiscal 2011 and a decrease in the amount of forgivable loans issued as an incentive to hiring new financial planners.

Net cash provided by financing activities was $0.7 million for the fiscal year ended June 30, 2012 compared with net cash provided by financing activities of $0.2 million for the fiscal year ended June 30, 2011. The increase in net cash provided by financing activities can be mostly attributed to the sale of 2011 and 2012 Notes made during the fiscal year ended June 30, 2012 which totaled $2.3 million, offset by the pay down of $0.2 million of the 2008 Notes, $1.3 million of the 2011 Notes and $0.3 million of related party notes.

Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (“FASB”) issued amended guidance for performing indefinite-lived intangible impairment tests, which will be effective for us July 1, 2013. It allows us to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary. We do not expect the adoption of the amended guidance will have a significant impact on the condensed consolidated financial statements.

In September 2011, the FASB issued new guidance on testing goodwill for impairment. Pursuant to the new guidance an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss. Under the new guidance, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The new guidance does not change the current guidance for testing other indefinite lived intangible assets for impairment. The new guidance was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The requirements of the amended accounting guidance were effective for us September 30, 2012 and early adoption was permitted. The adoption of the amended guidance did not have a significant impact on the consolidated financial statements.

All other new accounting pronouncements issued but not yet effective or adopted have been deemed not to be relevant to us, hence are not expected to have any impact once adopted.

Critical Accounting Policies

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to establish accounting policies and make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the Consolidated Financial Statements. Gilman evaluates its policies and estimates on an on-going basis. Gilman’s Consolidated Financial Statements may differ based upon different estimates and assumptions. Gilman’s critical accounting estimates have been reviewed with the Audit Committee of the board of directors.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Gilman and its wholly owned subsidiary Prime Capital Services, Inc. (“PCS”) have been named as a respondent in customer arbitrations and as a defendant in customer lawsuits (“Customer Claims”). These Customer Claims result from the actions of brokers affiliated with PCS.  Under the PCS registered representatives contract, each registered representative has indemnified Gilman for these claims.  Most of these Customer Claims are covered by Gilman's errors and omissions insurance policy.  As of June 30, 2013, there was one pending Customer Claims against PCS and no Customer Claims pending against Gilman.  Gilman establishes liabilities for potential losses from Customer Claims.  In establishing these liabilities, management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses.  While Gilman will vigorously defend itself in these matters, and assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on Gilman's financial position.   As of March 31, 2013, Gilman accrued approximately $27,500 for Customer Claims.

Impairment of intangible assets results in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The measurement of the future net cash flows to be generated is subject to management’s reasonable expectations with respect to Gilman’s future operations and future economic conditions which may affect those cash flows. Gilman tests goodwill for impairment annually or more frequently whenever events occur or circumstances change, which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The measurement of fair value, in lieu of a public market for such assets or a willing unrelated buyer, relies on management’s reasonable estimate of what a willing buyer would pay for such assets. Management’s estimate is based on its knowledge of the industry, what similar assets have been valued at in sales transactions and current market conditions.

Income Tax Recognition of Deferred Tax Items

Gilman recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Significant management judgment is required in determining Gilman's deferred tax assets and liabilities. Management makes an assessment of the likelihood that Gilman’s deferred tax assets will be recovered from future taxable income, and to an amount that it believes is more likely than not to be realized. As of June 30, 2012 Gilman are fully reserved for Gilman’s deferred tax assets.

Revenue Recognition

Company Owned Offices – Gilman recognizes all revenues associated with income tax preparation, accounting services and asset management fees upon completion of the services. Financial planning services include securities and other transactions. The related commission revenue and expenses are recognized on a trade-date basis. Marketing revenue associated with product sales is recognized quarterly based on production levels. Marketing event revenues are recognized at the commencement of the event offset by its cost.

Independent Offices – Gilman recognizes 100% of all commission revenues and expenses associated with financial planning services including securities and other transactions on a trade-date basis. Gilman’s independent offices are independent contractors who may offer other products and services of other unrelated parties. These same offices are responsible for paying their own operating expenses, including payroll compensation for their staff.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, notes receivable, accounts payable and debt, approximated fair value as of June 30, 2012 due to the relatively short-term maturity of these instruments and their market interest rates.

Certain Relationships and Related Transactions

James Ciocia, Gilman’s Chairman of the board of directors and a financial planner for Gilman, receives commissions based on a variable percentage of his own business production and under which he received an aggregate of $0.6 million in fiscal 2012 and $0.8 million in fiscal 2013.

On November 3, 2011 Gilman issued an unsecured promissory note in the amount of $40.0 thousand to Michael Ryan, its President and Chief Executive Officer, payable on demand by Mr. Ryan at an interest rate of 10.0% per annum. In fiscal 2013 payments of interest of $4.0 thousand were made.

On September 23, 2011 Gilman issued an unsecured promissory note in the amount of $50.0 thousand to Carole Enisman, Gilman’s then Executive Vice President of Operations and wife of Michael Ryan, payable on demand by Ms. Enisman at an interest rate of 10.0% per annum. In fiscal 2013 payments of interest of $5.0 thousand were made.

On September 21, 2011 Gilman issued an unsecured promissory note in the amount of $50.0 thousand to Mr. Finkelstein, payable on demand by Mr. Finkelstein at an interest rate of 10.0% per annum which was paid in full on November 1, 2011. During fiscal 2012 the largest aggregate amount outstanding was $50.0 thousand and resulted in interest being paid of $0.6 thousand.

On May 26, 2011 Gilman issued an unsecured promissory note in the amount of $50.0 thousand to Ted Finkelstein, its Vice President, General Counsel and Secretary payable on demand by Mr. Finkelstein at an interest rate of 10.0% per annum which was paid in full on July 1, 2011. During fiscal 2012 the largest aggregate amount outstanding was $50.0 thousand and resulted in minimal interest being paid.

          On January 27, 2009, Ms. Enisman purchased a $170.0 thousand Note in the 2008 Offering . On November 24, 2009 Ms. Enisman purchased an additional $40.0 thousand Note and Mr. Ryan purchased a $38.0 thousand Note in the 2008 Offering. The Notes with Ms. Enisman were amended on March 2, 2010, May 31, 2011, May 31, 2012and on May 24, 2013 extending the due date to July 1, 2014. The Note with Mr. Ryan was amended on April 19, 2010 May 31, 2011 May 31, 2012 and on May 24, 2013 extending the due date to July 1, 2014. During fiscal 2013 the largest aggregate amount outstanding was $248.0 thousand and resulted in interest being paid of $24.8 thousand.

On December 3, 2008, three trusts of which James Ciocia is a trustee, purchased an aggregate of $0.3 million Notes in the 2008 Offering. On August 19, 2009, these trusts purchased an additional $0.3 million of the Notes. The Notes with the three trusts were amended on April 19, 2010, May 31, 2011, May 31, 2012 and on May 24, 2013 extending the due date to July 1,2014. During fiscal 2013 the largest aggregate amount outstanding was $0.6 million and resulted in interest being paid of $60.0 thousand.

As of September 1, 2008, Gilman entered into a $0.5 million promissory note with Prime Partners (the “Prime Partners Note”). The Prime Partners Note provided for 10% interest to be paid in arrears through the end of the previous month on the 15th day of each month commencing on October 15, 2008. The principal of the Prime Partners Note was to be paid on or before July 1, 2009. Michael Ryan is a director, an officer and a significant stockholder of Prime Partners. The Prime Partners Note was amended as of June 30, 2009 to extend the due date of principal to July 1, 2010. The Prime Partners Note was again amended as of May 5, 2010 to extend the due date of principal to July 1, 2011. The Prime Partners Note was again amended as of August 1, 2010 to provide for 42 monthly payments of $15.0 thousand comprised of principal and interest at 10% on the 15th day of each month commencing on August 15, 2010 and ending on January 15, 2014. Up to and including June 30, 2011, in the event that Gilman determined that it could not make a payment on the monthly due date, it could defer the payment by sending written notice to Prime Partners. Any payment so deferred, was to be paid by adding each such deferred payment to the 42 month amortization schedule as an increased monthly payment commencing on August 15, 2011.

No payments were deferred by Gilman. In the event that Gilman is in default on any of the promissory notes issued in Gilman’s Regulation D Private Placement, within 30 days from written notice by it, Prime Partners shall repay to Gilman all principal payments requested in the notice. This repayment obligation is secured by Prime Partner’s execution of a collateral assignment of a promissory note owed by Daniel R. Levy to Prime Partners dated January 23, 2004 in the original principal amount of $0.9 million and with a present outstanding principal balance of $0.2 million. There shall be no fees owed by Gilman to Prime Partners for any late payments and no acceleration of the Prime Partners Note as a result of any late payments. During fiscal 2013 the largest aggregate amount outstanding was $0.3 million and resulted in interest being paid of $19.0 thousand.

On December 26, 2007, Gilman entered into a promissory note in the amount of $0.3 million with Prime Partners for related party debt which was previously included in accrued expenses. The note paid interest at 10.0% per annum. The note was payable over 31 months and was paid in full in September 2011. During fiscal 2012 the largest aggregate amount outstanding was $7.0 thousand and resulted in interest being paid of $0.1 thousand.

At June 30, 2013 and 2012, Gilman owed to related parties as described above $1.0 million and $1.2 million, respectively.

Security Ownership of Certain Beneficial Owners and Management of Gilman

The following table sets forth certain information, as of June 30, 2013, concerning the beneficial ownership of Gilman common stock by each person Gilman knows to be the beneficial owner of more than 5% of its common Beneficial ownership is determined in accordance with the rules of the SEC. To Gilman’s knowledge, except as indicated by footnote the persons named in the table below have sole voting and investment power with respect to all shares of Gilman common stock shown as beneficially owned by them. Shares of Gilman common Stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Michael Ryan 11 Raymond Avenue Poughkeepsie, NY 12603	63,515,453(1)	65.7%

Carole Enisman 11 Raymond Avenue Poughkeepsie, NY 12603	63,515,453(2)	65.7%

Ted Finkelstein 11 Raymond Avenue Poughkeepsie, NY 12603	63,515,453(3)	65.7%

Ralph Porpora 11 Raymond Avenue Poughkeepsie, NY 12603	63,515,453(4)	65.7%

Prime Partners II, LLC 11 Raymond Avenue Poughkeepsie, NY 12603	63,515,453(5)	65.7%

Nelson Obus 450 Seventh Avenue, Suite 509 New York, NY 10123	63,515,453(6)(7)	65.7%

Wynnefield Partners Small Cap Value LP 450 Seventh Avenue, Suite 509 New York, NY 10123	63,515,453(7)(8)	65.7%

Wynnefield Small Cap Value Offshore Fund, Ltd 450 Seventh Avenue, Suite 509 New York, NY 10123	63,515,453(7)(9)	65.7%

Wynnefield Partners Small Cap Value LP I 450 Seventh Avenue, Suite 509 New York, NY 10123	63,515,453(7)(10)	65.7%

Steel Partners Holdings L.P. (f/k/a WebFinancial L.P.) 61 East Main Street Los Gatos, CA 95031	63,515,453(11)	65.7%

Dennis Conroy 11 Raymond Avenue Poughkeepsie, NY 12603	63,515,453(12)	65.7%

(1)

Includes 538,500 shares which are beneficially owned by Mr. Ryan personally and 104,080 shares underlying options. Also includes 274,216 shares which are beneficially owned by Mr. Ryan’s wife, Carole Enisman (the former Executive Vice President of Operations of Gilman) of which Mr. Ryan disclaims beneficial ownership; 1,093,798 shares which are beneficially owned by Prime Partners, Inc. of which Mr. Ryan is a stockholder, officer and director; 15,420,000 shares which are beneficially owned by Prime Partners II, LLC of which Mr. Ryan is a member and manager and 46,084,859 shares which are owned by certain of the other stockholders to the Shareholders Agreement of which both Mr. Ryan disclaims beneficial ownership. Does not include 26,020 shares issuable upon the exercise of unvested options awarded for employee compensation.

(2)

Includes 274,216 shares which are beneficially owned by Ms. Enisman personally. Also includes 63,241,237 shares owned by certain of the other partners to the Shareholders Agreement of which shares Ms. Enisman disclaims beneficial ownership.

(3)

Includes 4,338,788 shares which are beneficially owned by Mr. Finkelstein personally and 81,760 shares underlying options. Also includes 59,094,905 shares owned by certain of the other parties to the Shareholders Agreement and of which shares Mr. Finkelstein disclaims beneficial ownership. Does not include 20,440 shares issuable upon the exercise of unvested options awarded for employee compensation.

(4)

Includes 282,500 shares which are beneficially owned by Mr. Porpora personally and 53,440 shares underlying options. Also includes 1,093,798 shares which are beneficially owned by Prime Partners, Inc. of which Mr. Porpora is a stockholder, officer and director; and 15,420,000 shares which are beneficially owned by Prime Partners II, LLC of which Mr. Porpora is a member and manager. Also includes 46,665,715 shares owned by certain of the other parties to the Shareholders Agreement and of which shares Mr. Porpora disclaims beneficial ownership. Does not include 13,360 shares issuable upon the exercise of unvested options awarded for employee compensation.

(5)	Includes 48,095,453 shares owned by certain of the other parties to the Shareholders Agreement and Prime Partners II, LLC disclaims beneficial ownership of these shares.

(6)

Includes 333,333 shares which are beneficially owned by Mr. Obus personally. Also includes 33,182,120 shares owned by certain of the other parties to the Shareholders Agreement and Mr. Obus disclaims beneficial ownership of these shares.

(7)

The following information is based in part upon a Schedule 13D/A filed on July 3, 2013: Wynnefield Capital Management, LLC, a New York limited liability company (“WCM”) is the sole general partner of each of Wynnefield Partners Small Cap Value LP, a Delaware limited partnership (“Wynnefield Partners”) and Wynnefield Partners Small Cap Value LP I, a Delaware limited partnership (“Wynnefield Partners I”). Wynnefield Partners beneficially owns 8,000,000 shares of Gilman common stock and Wynnefield Partners beneficially owns 12,000,000 shares of Gilman common stock. Nelson Obus and Joshua Landes are the co-managing members of WCM and by virtue of such positions with WCM, have the shared power to vote and dispose of the shares of Gilman common stock that are beneficially owned by each of Wynnefield Partners and Wynnefield Partners I. Wynnefield Capital, Inc., a Delaware corporation (“WCI”), is the sole investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd., Cayman Islands company (“Wynnefield Offshore”). Wynnefield Offshore beneficially owns 12,000,000 shares of Gilman common stock. Messrs. Obus and Landes are the co-principal executive officers of WCI and by virtue of such positions with WCI, have the shared power to vote and dispose of the shares of Gilman common stock that are beneficially owned by Wynnefield Offshore. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares of Gilman common stock that are directly beneficially owned by each of Wynnefield Partners, Wynnefield Partners I and Wynnefield Offshore. Mr. Obus resigned as a director of Gilman on February 17, 2012.

(8)	Includes 55,515,453 shares owned by certain of the other parties to the Shareholders Agreement and Wynnefield Partners disclaims beneficial ownership of these shares.

(9)	Includes 51,515,453 shares owned by certain of the other parties to the Shareholders Agreement and Wynnefield Offshore disclaims beneficial ownership of these shares.

(10)	Includes 53,515,453 shares owned by certain of the other parties to the Shareholders Agreement and Wynnefield Partners I disclaims beneficial ownership of these shares.

(11)

The following information is based in part upon a Schedule 13D/A filed on January 3, 2012: SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”) directly owns 10,457,940 shares of Gilman common stock. Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”) (formerly known as WebFinancial L.P.) owns 99% of the membership interests of SPH Group LLC, a Delaware limited liability company (“SPHG”).  SPHG is the sole member of SPHG Holdings.  Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”) is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Jack Howard is the President of SPHG Holdings, Steel Holdings, SPHG and Steel Holdings GP. Includes 53,057,513 shares owned by certain of the other parties to the Shareholders Agreement and WebFinancial Corporation disclaims beneficial ownership of these shares.

(12)

Includes 537,098 shares which are beneficially owned by Mr. Conroy personally and 62,978,355 shares owned by certain of the other parties to the Shareholders Agreement and Mr. Conroy disclaims beneficial ownership of these shares.

Directors and Executive Officers

The following table sets forth certain information, as of June 30, 2013, concerning the beneficial ownership of Gilman common stock by:

●	each of Gilman’s current directors;
●	each of Gilman’s named executive officers; and
●	all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. To Gilman’s knowledge, except as indicated by footnote the persons named in the table below have sole voting and investment power with respect to all shares of Gilman common stock shown as beneficially owned by them. Shares of Gilman common Stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class
James Ciocia 14802 North Dale Mabry Highway, Suite 101 Tampa, FL 33618	3,720,020	(1)	3.8%

Michael Ryan 11 Raymond Avenue Poughkeepsie, NY 12603	63,515,453	(2)	65.7%

Edward Cohen 45 Club Pointe Drive White Plains, NY 10605	1,294,276	(3)	1.3%

Allan Page 9 Vassar Street Poughkeepsie, NY 12603	987,276	(3)	1.0%

John Levy 110 Oak Tree Pass Westfield, NJ 07090	787,276	(3)	*

Frederick Wasserman 4 Nobadeer Drive Pennington, NJ 08534	784,276	(3)	*

Ted Finkelstein 11 Raymond Avenue Poughkeepsie, NY 12603	63,515,453	(4)	65.7%

Directors and executive officers as a group (seven persons)	75,509,125	(5)	77.1%

* Less than 1.0%

(1)

Includes 600,000 shares which are held jointly with Tracy Ciocia, Mr. Ciocia’s wife; 9,100 shares are held as custodian for Mr. Ciocia’s sons; and 331,903 shares underlying exercisable options awarded for Board of Director and employee compensation. Also, includes 100,000 shares which is the estimated amount of restricted stock and underlying options payable as non-management board compensation following Gilman’s annual report on Form 10-K.

(2)

Includes 538,500 shares which are beneficially owned by Mr. Ryan personally and 104,080 shares underlying options. Also includes 274,216 shares which are beneficially owned by Mr. Ryan’s wife, Carole Enisman (the former Executive Vice President of Operations of Gilman which Mr. Ryan disclaims beneficial ownership; 1,093,798 shares which are beneficially owned by Prime Partners, Inc. of which Mr. Ryan is a stockholder, officer and director; 15,420,000 shares which are beneficially owned by Prime Partners II, LLC of which Mr. Ryan is a member and manager and 46,084,859 shares which are owned by certain of the other stockholders to the Shareholders Agreement of which both Mr. Ryan and Prime Partners II, disclaim beneficial ownership.

(3)

Includes 250,943 shares underlying exercisable options awarded for Board of Director compensation. . Also, includes 100,000 shares which is the estimated amount of restricted stock and underlying options payable as non-management board compensation following Gilman’s annual report on Form 10-K.

(4)

Includes 4,338,788 shares which are beneficially owned by Mr. Finkelstein personally and 81,760 shares underlying options. Also includes 59,094,905 shares owned by certain of the other parties to the Shareholders Agreement and of which shares Mr. Finkelstein disclaims beneficial ownership. Does not include 20,440 shares issuable upon the exercise of unvested options awarded for employee compensation.

(5)

Includes 1,521,515 shares underlying options. Also, includes 500,000 shares which is the estimated amount of restricted stock and underlying options payable as non-management board compensation following Gilman’s annual report on Form 10-K.

BOARD OF DIRECTORS AND MANAGEMENT OF NATIONAL FOLLOWING THE MERGER

Immediately after the merger, National’s board of directors will consist of 11 persons, two of whom will be nominated by the board of directors of Gilman who are reasonably acceptable to National.

Effective at the closing of the merger, the directors and executive officers of National will be:

Name	Age	Positions Held	Class and Year in Which Term Expires
Mark D. Klein (3)	51	Executive Co-Chairman and Chief Executive Officer	Class II, 2015
Robert B. Fagenson	64	Executive Co-Chairman	Class I, 2014
Mark Goldwasser	54	President and Director	Class III, 2016

Leonard J. Sokolow	56	Director	Class III, 2016
Frank S. Plimpton (1)(2)(3)	58	Director	Class II, 2015
Salvatore Giardina (1)(2)	51	Director	Class III, 2016
Peter Zurkow (2)	59	Director	Class I, 2014
William Lerner	73	Director	Class I, 2014
Frederic B. Powers III	47	Director	Class II, 2015

Gilman Nominee		Director	Class I, 2014
Gilman Nominee		Director	Class I, 2014
Alan B. Levin	49	Chief Financial Officer
Michael Ryan	54	Executive Vice President

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Corporate Governance Committee

National's officers are appointed by and serve at the discretion of its board of directors. There are no family relationships among its executive officers and directors.

Mark D. Klein has been a member of National’s board of directors since March 2012. Mr. Klein has served as Executive Co-Chairman since July 2012 and as Chief Executive Officer since January 2013. Mr. Klein has served as a member of the board of directors of GSV Capital Corp. since 2011. Mr. Klein also served as a director of New University Holdings Corp., a capital pool company listed on the TSX Venture Exchange, since its inception in 2010 through August 2011, when of New University Holdings merged with ePals, Inc., the world’s largest K-12 learning network provider. In addition, from April 2010 until May 2011, Mr. Klein served as the Chief Executive Officer, President and a Director of 57th Street General Acquisition Corp, a special purpose acquisition company, until it completed a merger with Crumbs Bake Shop. Mr. Klein continues to serve as a Director of Crumbs. Between 2007 and 2009, Mr. Klein served as the Chief Executive Officer, President and a Director of Alternative Asset Management Acquisition Corporation, a special purpose acquisition company he helped form in 2007, and which completed a merger with Great American Group LLC. Mr. Klein continues to serve on the board of directors of Great American Group. From 2007 until 2008, Mr. Klein served as the Chief Executive Officer of Hanover Group US LLC, an indirect US subsidiary of the Hanover Group. Prior to joining Hanover in 2007, Mr. Klein served as Chairman of Ladenburg Thalmann & Co. Inc. From March 2005 to September 2006, he was Chief Executive Officer and President of Ladenburg Thalmann Financial Services, Inc., the parent of Ladenburg Thalmann & Co. Inc., and Chief Executive Officer of Ladenburg Thalmann Asset Management Inc., a subsidiary of Ladenburg Financial Services, Inc. Prior to joining Ladenburg Thalmann, from June 2000 to March 2005, Mr. Klein served as the Chief Executive Officer and President of NBGI Asset Management, Inc. and NBGI Securities, which were the US subsidiaries of the National Bank of Greece. Mr. Klein has been a portfolio manager of the LTAM Titan Fund, a fund of funds hedge fund, since 2004. Mr. Klein is also a Managing Member and Majority Partner of M. Klein & Company, LLC, which owns the Klein Group, LLC, a registered broker dealer. Mr. Klein also maintains registration with the Klein Group, LLC as a registered representative and Principal. Mr. Klein is a graduate of the J.L. Kellogg Graduate School of Management at Northwestern University, with a Masters of Management Degree, and also received a Bachelor’s of Business Administration Degree with high distinction from Emory University. National’s board of directors has concluded Mr. Klein’s extensive familiarity with the financial and investment banking industries and experience as a director of other publicly-traded companies provides National’s board of directors with valuable insight and perspective, and that therefore he is qualified to serve as a member of National’s board of directors.

Robert B. Fagenson has been a member of National’s Board since March 2012 and has served as Executive Co-Chairman since July 2012. Mr. Fagenson has spent the majority of his career at the New York Stock Exchange, where he was Managing Partner of one of largest specialist firms operating on the exchange trading floor. Having sold his firm and subsequently retired from that business in 2007, he has been CEO of Fagenson. & Co., Inc., a 50 year old broker dealer that engaged in institutional brokerage as well as investment banking and money management. On March 1, 2012, Fagenson transferred its brokerage operation, accounts and personnel to National Securities and operates as a branch office of that firm. During his career as a member of the New York Stock Exchange beginning in 1973, he has served as a Governor on the trading floor and was elected to the NYSE board of directors in 1993, where he served for six years, eventually becoming Vice Chairman of the Board in 1998 and 1999. He returned to the Board in 2003 and served until the Board was reconstituted with only non-industry directors in 2004. Mr. Fagenson has served on the boards of a number of public companies and presently is the Non-Executive Chairman of Document Security Systems, Inc. (NYSE/MET - DMC) and a member of the Board of Cash Technologies Corp. He is also a Director of the National Organization of Investment Professionals (NOIP). In addition to his business related activities, Mr. Fagenson, serves as Vice President and a Director of New York Services for the Handicapped, Treasurer and Director of the Centurion Foundation, Director of the Federal Law Enforcement Officers Association Foundation, Treasurer and Director of the New York City Police Museum and as a Member of the Board of the Sports and Arts in Schools Foundation. He is a Member of the alumni boards of both the Whitman School of Business and the Athletic Department at Syracuse University. He also serves in a voluntary capacity on the boards and committees of many civic, social and community organizations. Mr. Fagenson received his B.S. degree in Transportation Sciences & Finance from Syracuse University in 1970. National’s board of directors believes that Mr. Fagenson’s extensive experience in serving on boards of directors and his leadership experience he gained by serving as Chief Executive Officer of Fagenson & Co., Inc., as well as his extensive knowledge of public company governance derived from his many years of service on the board of and as vice chairman of The New York Stock Exchange, qualifies him to serve on National’s board of directors.

Mark H. Goldwasser has served as a member of National’s Board since December 2001. Mr. Goldwasser joined National in June 2000. Mr. Goldwasser has served as National’s President since January 2013. From December 2001 to January 2013 he served as National’s Chief Executive Officer and from April 2005 to March 2012 he served as National’s Chairman. Prior to joining National, Mr. Goldwasser was the Global High Yield Sales Manager at ING Barings from 1997 to 2000. From 1995 to 1997, Mr. Goldwasser was the Managing Director of High Yield Sales at Schroders & Co., and from 1991 to 1995, the Vice President of Institutional High Yield Sales at Lazard Freres & Co. From 1984 to 1991, Mr. Goldwasser served as the Associate Director of Institutional Convertible Sales and Institutional High Yield Sales at Bear Stearns & Co., Inc. From 1982 to 1984, Mr. Goldwasser was a Floor member of the New York Mercantile Exchange (NYMEX) and the Commodity Center (COMEX). Mr. Goldwasser received his B.A. with Honors from the University of Capetown in 1979. National’s board of directors believes that Mr. Goldwasser’s extensive experience in the broker dealer industry, as well as his extensive knowledge of all aspects of National’s business that he gained in previously serving as its Chief Executive Officer, qualifies him to serve on National’s board of directors.

Leonard J. Sokolow served as the chairman of the board of directors of vFinance since January 1, 2007, one of its directors since November 8, 1997 and its Chief Executive Officer since November 8, 1999. Following the merger of vFinance with National in July 2008, Mr. Sokolow joined National as its Vice Chairman and President and become a member of the board of directors as the nominee of vFinance and served as its President until July 2012 and currently serves as Vice Chairman. From January 5, 2001 through December 31, 2006, Mr. Sokolow was President of vFinance. From November 8, 1999 through January 4, 2001, Mr. Sokolow was Vice Chairman of vFinance’s board of directors. Since September 1996, Mr. Sokolow has been President of Union Atlantic LC, a merchant banking and strategic consulting firm specializing domestically and internationally in technology industries that is a wholly-owned subsidiary of vFinance. Union Atlantic LC has been inactive since September 16, 2005. Since August 1993, Mr. Sokolow has been President of Genesis Partners, Inc., a private financial business-consulting firm. Genesis Partners, Inc. has been inactive since December 31, 2002. From August 1994 through December 1998, Mr. Sokolow was the Chairman and Chief Executive Officer of the Americas Growth Fund, Inc., a public closed-end management investment company. Mr. Sokolow received his B.A. degree in Economics from the University of Florida in 1977, a J.D. degree from the University of Florida Levin College of Law in 1980 and an L.L.M. degree in Taxation from the New York University Graduate School of Law in 1982. Mr. Sokolow is a Certified Public Accountant. He is also a director of Consolidated Water Co. Ltd. (Nasdaq: CWCO) and Chairman of its audit committee and a member of the nominations committees, positions he has held since May 2006 and October 2009 respectively, and a director of Alberta Oilsands Inc. (TSX-V:AOS) since April 2010. National’s board of directors believes that Mr. Sokolow’s business, leadership and management experience he gained by serving as President of vFinance and Genisis Partners and as Chief Executive Officer of American Growth Fund, as well as his extensive knowledge of all aspects of National’s business that he gained in serving as National’s President, qualifies him to serve on National’s board of directors.

Frank S. Plimpton has served as a member of National’s Board since June 2010. Mr. Plimpton has over 30 years of experience in reorganizations, investment banking and private equity investing. Mr. Plimpton served as a partner of Matlin Patterson Global Advisors LLC from its inception in July 2002 through 2008, and was a member of its predecessor, the Distressed Securities Group at Credit Suisse First Boston from 1998-2002. Mr. Plimpton worked as a distressed investor with Smith Management Company (1991-1995), Pegasus Financial (1995-1996) and Wexford Capital Advisors (1996-1998); as an M&A/restructuring investment banker with PaineWebber Incorporated (now part of UBS, 1984-1989) and Solomon Brothers, Inc. (now part of Citicorp, 1989-1991); and as a Chapter 11 bankruptcy lawyer with Milbank, Tweed, Hadley & McCloy (1981-1984). Mr. Plimpton is a former director of Broadpoint Gleacher Securities, Inc. (now Gleacher & Co.), XLHealth Corporation, Renewable BioFuels, LLC, and NorthernStar Natural Gas, LLC. Mr. Plimpton holds a BA in Applied Mathematics and Economics from Harvard College (cum laude, 1976). Mr. Plimpton received a law degree from the University of Chicago Law School (1981), and an MBA (1980) from the University of Chicago Booth School of Business. National’s board of directors believes that Mr. Plimpton’s extensive experience in private equity, reorganizations, investment banking and investing qualifies him to serve on National’s board of directors.

Salvatore Giardina has served as a member of National’s Board since October 2012. He has served as Chief Financial Officer of Pragma Securities LLC and its holding company, Pragma Weeden Holdings LLC, since 2009. From 2006 through 2008, Mr. Giardina served as S.V.P. and Chief Financial Officer of G-Trade Services LLC and ConvergEx Global Markets LLC. From 2002 through 2006, Mr. Giardina served as V.P. and Chief Financial Officer of Ladenburg Thalmann Financial Services Inc., the publicly-traded holding company of Ladenburg Thalmann & Co., Inc., where Mr. Giardina served as its E.V.P. and Chief Financial Officer from 1998 through 2006 and as its Controller from 1990 through 1998. From 1983 through 1990, Mr. Giardina was an auditor with the national public accounting firm of Laventhol & Horwath. Mr. Giardina is a certified public accountant and is Series 27 registered. Mr. Giardina earned his Bachelor of Business Administration degree from Pace University in 1983. National’s board of directors believes that Mr. Giardina’s extensive financial expertise and his practical and management experience in public accounting and corporate finance qualifies him to serve on National’s board of directors. Mr. Giardina also serves as National's Audit Committee financial expert.

Peter Zurkow has served as a member of National’s Board since October 2012. He has served as Managing Director and Head of Corporate Finance at Britton Hill Capital since 2011. He is Co-Founder of Gourmetrics, Inc. From 2010 through 2012, Mr. Zurkow served as Acting EVP and Director of Finance and Business Development at Advanced Brain Technologies. From 2007 through 2009, Mr. Zurkow served as Portfolio Manager and Chief Compliance Officer for 12 Meter Management, L.P. / Select 12 Meter Funds. From 2004 through 2007, Mr. Zurkow was a Co-Founder and Managing Member of Fox Hall Investments, LLC. From 2002-2004, Mr. Zurkow was a Managing Director of Investec, Inc. From April 2001 to December 2001, he was a private investor. Prior to joining Investec, from 1992 to April 2001 Mr. Zurkow was a Managing Director in UBS Warburg’s technology investment banking division. He joined UBS in conjunction with its acquisition of Paine Webber Group, where Mr. Zurkow had been a Managing Director in the firm’s investment banking, principal transactions, and fixed income divisions from 1992 to 2000. He was also a Managing Partner of PaineWebber’s alternative asset management arm and a Member of the Investment Committee for the firm’s Employee Pension Fund. Prior to joining PaineWebber, Mr. Zurkow was an Associate Managing Director and a Portfolio Manager in the Risk Arbitrage Department of Wertheim, Schroder. National’s board of directors believes that Mr. Zurkow’s extensive experience in investing and investment banking qualifies him to serve on National’s board of directors.

William Lerner has served as a member of National’s Board since March 2013. For over the last five years, Mr. Lerner has been engaged in the private practice of corporate and securities law in New York and Pennsylvania. Since 2006, Mr. Lerner has served as a director/trustee of The Daily Income Fund, a diversified, open-end management investment company, and also serves on its Compensation Committee and is the Chairman of the Compliance and Risk Committee. Mr. Lerner also served as Branch Chief of the Enforcement Division at the SEC and a former officer and director of compliance at the American Stock Exchange. National’s board of directors believes that Mr. Lerner’s perspective as a non-management director and his experience as a corporate lawyer with substantial experience and insight into matters relating to the Securities and Exchange Commission and the securities markets qualifies him to serve on National’s board of directors.

Frederic B. Powers III, has served as a member of National’s board of directors since March 2013. Since June 2012, Mr. Powers has served as Managing Director of Powers Private Equity LLC – Family Office, a company that makes direct investments in public and private companies. From 1989 to May 2012, Mr. Powers served in various capacities, including President and Executive Vice President, at Powers Fasteners, Inc., a global manufacturer and distributor of construction products to the professional market. National’s board of directors believes that Mr. Powers’ perspective as a non-management director and as an investors, as well as his 23 years’ executive level experience he gained by serving as President and Executive Vice President of a multinational corporation qualifies him to serve on National’s board of directors.

Alan B. Levin has been National’s Chief Financial Officer since the merger with vFinance, Inc. in July 2008. Prior to that, he served as Chief Financial Officer of vFinance since January 2007. Prior to that date, he served as its Interim Chief Financial Officer since July 2006 and its Controller since June 2005. Prior to joining vFinance, Mr. Levin served as Chief Financial Officer for United Capital Markets, Inc. from September 2000 to January 2005. Mr. Levin has over 14 years of experience in the brokerage industry serving as a Financial and Operations Principal and 24 years of experience serving in accounting management roles in various industries. He received a B.S. degree in Economics with a concentration in Accounting from Southern Connecticut State University in New Haven, Connecticut in 1986.

Michael Ryan was appointed Gilman’s President and Chief Executive Officer in August 2002. Mr. Ryan co-founded PCS and is a founding member and past President of the Mid-Hudson Chapter of the International Association for Financial Planning. Mr. Ryan holds a B.S. in Finance from Syracuse University. Mr. Ryan was first elected as a director of Gilman in 1999.

Upon execution of the merger agreement, Michael Ryan, Gilman’s Chief Executive Officer and President agreed to enter into an employment agreement with National relating to his continued employment at Gilman after the effective time of the merger. See “The Merger—Michael Ryan Employment Agreement."

EXECUTIVE COMPENSATION

National Executive Compensation

Summary Compensation Table

The following table sets forth the cash compensation paid by National to each of Mark Goldwasser, Leonard Sokolow and Alan B. Levin (collectively the “Named Executive Officers”) during the fiscal years ended September 30, 2012 and 2011:

Name and Capacity	Year	Salary	Non-equity Incentive Compensation	Equity Compensation	Other Compensation (4)	Total Compensation
Mark Goldwasser	2012	$494,310	$-	17,666	$25,670	$537,646
Former Chief Executive Officer and Current President (1)	2011	$480,785	$-	$-	$24,960	$505,745

Leonard Sokolow	2012	$390,698	$-	$47,720	$20,345	$458,763
Vice Chairman and Former President (2)	2011	$480,785	$-	$-	$26,760	$507,545

Alan B. Levin	2012	$203,474	$-	$-	$13,324	$216,798
Chief Financial Officer	2011	$175,123	$20,000	$-	$12,420	$207,543

(1)	On January 25, 2013, Mark Goldwasser resigned as National’s Chief Executive Officer and was appointed its President.
(2)	On July 25, 2012, Leonard Sokolow resigned as National’s President.
(3)	Represents the fair value of shares issued pursuant to amended employment agreements dated November 2009. No options were granted in 2011 or 2012.
(4)	Represents perquisite payments for auto allowance and club memberships and certain insurance premiums as follows:

	Fiscal Year End
	2012	2011
Mark Goldwasser
Auto Allowance	$12,000	$12,000
Club membership	346	-
Insurance Premiums	13,324	12,960
	$25,670	$24,960

Leonard Sokolow	$9,000	$12,000
Auto Allowance	1,350	1,800
Club membership	9,995	12,960
Insurance Premiums	$20,345	$26,760

Alan Levin
Auto Allowance	$-	$-
Club membership	-	-
Insurance Premiums	13,324	12,420
	$13,324	$12,420

Mark Goldwasser Employment Agreement

On July 1, 2008, concurrent with the closing of the merger of National and vFinance, Inc., Mark Goldwasser entered into a five-year employment agreement with National, pursuant to which Mr. Goldwasser was entitled to receive an annual base salary of $450,000, which will increase 5% per year, and an automobile expense allowance of $1,000 per month.

On November 23, 2009, Mr. Goldwasser’s employment agreement was amended to revise the bonus payable under such agreement. As revised, for the fiscal year beginning October 1, 2009, the bonus was payable quarterly in an amount equal to seven and one-half (7.5%) percent of National’s annual Adjusted EBITDA (as defined below) in excess of $1,500,000 (of which 50% will be paid as soon as practicable in cash after the end of each fiscal quarter (“Paid Portion”), and 50% will accrue until the conclusion of the fiscal year (“Accrued Portion”)).

Mr. Goldwasser was eligible to such additional bonuses as the board of directors of National determined based upon the Board’s assessment of his performance in the various areas, which bonuses may have been paid in cash and/or National common stock at the Board’s discretion.

Pursuant to the employment agreement, Mr. Goldwasser was granted non-qualified stock options to purchase 1,000,000 shares of National common stock at an exercise price of $1.64 per share, which was equal to the average of the 10-day closing market price of the National common stock prior to the effective date of the employment agreement. As of September 30, 2012 all 1,000,000 shares of Mr. Goldwasser’s options have vested. The options expire June 30, 2015. On June 20, 2013 these options were modified to provide that (i) such options will expire upon the earlier to occur of June 20, 2016 and 18 months from the end of his employment; and (ii)(a) 30% of the options will have an exercise price of $0.30 per share; (b) 30% of the options will have an exercise price of $0.40 per share; (c) 20% of the options will have an exercise price of $0.50 per share; and (d) 20% of the options will have an exercise price of $0.60 per share.

On June 20, 2013, National and Mr. Goldwasser entered into an amendment (the “Amendment”) to Mr. Goldwasser’s employment agreement, dated as of July 1, 2008, as amended on November 23, 2009 and November 23, 2009. Pursuant to the Amendment, among other things: (i) Mr. Goldwasser’s base salary (1) for the fiscal year period ended September 30, 2013, shall be at the annual rate of $400,000 per annum; (2) for the fiscal year ended September 30, 2014, shall be at the annual rate of $440,000 per annum; and (3) for the fiscal year ended September 30, 2015, shall be at the annual rate of $460,000 per annum; (ii) the term of the Employment Agreement shall end on September 30, 2015; (iii) for fiscal year ending September 30, 2013 all other bonus plans shall be replaced by a quarterly bonus plan based on 9% of the positive adjusted EBITDA (as defined in the Employment Agreement) reported by National with a maximum of $40,000 earned in any quarter; (iv) all bonuses for fiscal years ending September 30, 2014 and September 30, 2015 shall be at the discretion of the board of directors of National; (v) Mr. Goldwasser will not be entitled to any Severance Amount (as defined in the Employment Agreement) and Termination Year Bonus (as defined in the Employment Agreement); and (vi) if the Employment Agreement is not extended, Mr. Goldwasser shall be entitled to $400,000 payable pro rata over a twelve month period beginning October 1, 2015.

In addition, on June 20, 2013, Mr. Goldwasser received a grant of nonforfeitable, nonqualified stock options to purchase 1,500,000 shares of common stock of National under its 2013 Omnibus Stock Incentive Plan, of which (i) options to purchase 500,000 shares of National common stock vested immediately, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90; (ii) options to purchase 500,000 shares of National common stock will vest on June 20, 2014, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90; and (iii) options to purchase 500,000 shares of National common stock will vest on June 20, 2015, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90. The options expire on September 30, 2020

Leonard Sokolow Consulting Agreement

On July 25, 2012, National and Leonard J. Sokolow executed a consulting agreement (the “Consulting Agreement”) which replaced the previous employment agreement between National and Mr. Sokolow which was entered into concurrent with the closing of the merger of National and vFinance, Inc., and which was subsequently amended on November 23, 2009. The terms of Mr. Sokolow’s employment agreement were substantially identical to the terms set forth in Mr. Goldwasser’s employment agreement which is described above under “-Mark Goldwasser Employment Agreement” prior to the Amendment except that Mr. Sokolow served as National’s President and Vice Chairman of the board of directors. Under the Consulting Agreement, Mr. Sokolow will provide to National and its affiliates professional consulting services in the area of general corporate, financial reporting, business development, advisory, operational, strategic, public company and broker-dealer matters as needed and requested. During the term of Consulting Agreement, Mr. Sokolow will be paid $300,000 per annum. Mr. Sokolow has agreed to remain non-executive Vice Chairman of National’s board of directors.

Grants of Plan-Based Awards

National did not grant any stock options or non-equity incentive compensation in the fiscal year ended September 30, 2012 to the Named Executive Officers.

No options were exercised by the National Named Executive Officers in the fiscal year ended September 30, 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding option awards as of September 30, 2012 for Mark Goldwasser. As of September 30, 2012, there were no outstanding option awards for Leonard Sokolow and Alan Levin.

	Options Grant	Number of Securities Underlying Unexercised Options at Fiscal Year End		Option Exercise	Option Expiration
Name	Date (1)	Exercisable	Unexercisable	Price	Date
Mark Goldwasser	7/1/2008	1,000,000	–	$1.64	6/30/2015

(1)     These options were issued in connection with the merger with vFinance, Inc.

Director’s Compensation

Each outside director is paid a director’s fee of $15,000 per annum, payable quarterly. Outside directors are also granted options to purchase 10,000 shares of National common stock each year of their tenure on the day after the date of National’s Annual Meeting of Stockholders, which fully vest six (6) months after the date of issuance. Outside directors may also be granted options to purchase shares of National common stock based on their service to National, which fully vest six (6) months after the date of issuance. The exercise price of such options equal or exceed fair market value of National common stock on the date of grant. National reimburses all directors for expenses incurred traveling to and from board of directors meetings. National does not pay inside directors any compensation for their service as director. The compensation for directors was approved by the disinterested members of the board of directors.

The following table summarizes the compensation of National's outside directors for fiscal year 2012:

Name	Fees Paid	Options Awards	Total Compensation
Michael Weiss (1)	$4,303	–	$4,303
Robert Lautz (2)	$15,000	–	$15,000
Marshall Geller (3)	$205	–	$205
Jorge Ortega (4)	$3,688	–	$3,688
Frank Plimpton	$15,000	–	$15,000

(1)     Mr. Weiss resigned from the Board of Directors on April 14, 2012.

(2)     Mr. Lautz resigned from the Board of Directors on February 13, 2013.

(3)     Mr. Geller resigned from the Board of Directors on January 5, 2012.

(4)     Mr. Ortega resigned from the Board of Directors on March 30, 2012

Equity Compensation Plan Information

The following table sets forth information as of September 30, 2012 with respect to compensation plans under which equity securities of National is are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by security holders	1,312,002	(1)	$1.64	5,137,998	(2)

(1) Includes options issued and outstanding under the 2006 and 2008 Stock Option Plans.

(2) Includes options available for issuance under the 2006 and 2008 Stock Option Plans.

Employment Agreements

Messrs. Goldwasser and Sokolow entered into employment agreements with National dated July 1, 2008, as amended on November 23, 2009. Mr. Goldwasser’s employment agreement was further amended on June 20, 2013. On July 25, 2012, Mr. Sokolow and National entered into a Consulting Agreement which replaced Mr. Sokolow’s employment agreement. See “Compensation of the Chief Executive Officer and President”.

Mr. Levin entered into an automatically renewing one-year employment agreement on July 1, 2008 pursuant to which he is employed as the Chief Financial Officer of National. Under the terms of the agreement, Mr. Levin receives an annual base salary of approximately $200,000. The agreement renews annually for a one-year term unless either party gives notice of non-renewal. In addition to his base salary, he is entitled to receive an annual cash bonus determined in the discretion of the Compensation Committee of the board of directors based upon the assessment by the President of National of Mr. Levin’s performance in the following areas: revenue, net income and revenue growth, new business development, investor relations, communications with the board of directors, and other factors including, without limitation, special projects as assigned by the Chief Executive Officer or the board of directors.

Mark D. Klein

On June 7, 2013, National entered into a Co-Executive Chairman and Chief Executive Officer Compensation Plan (the "Klein Agreement") with Mark D. Klein, providing for the terms of his employment as Co-Executive Chairman and Chief Executive Officer for a period beginning January 25, 2013 and ending on September 30, 2015 (the "Klein Term"). Under the rules of the Exchange Act, Mr. Klein is not a Named Executive Officer of National. Mr. Klein will initially receive a base salary $1.00 per annum. From and after September 30, 2013, Mr. Klein's base salary for the remainder of the Term shall be as determined by the Compensation Committee (the "Compensation Committee") of the board of directors of National (with advice (as appropriate) from the board of directors of National), who shall review Mr. Klein's base salary no less frequently than each fiscal year. Mr. Klein will be eligible for an annual bonus for each fiscal year of the Term as determined by the Compensation Committee. During the Term, Mr. Klein will serve as a member of the Executive Committee of National.

Mr. Klein received a grant of fully vested, nonforfeitable, nonqualified stock options to purchase 5,700,000 shares of common stock of National, of which (i) options to purchase 1,900,000 shares of common stock have an exercise price of $0.50 per share; (ii) options to purchase 1,900,000 shares of common stock have an exercise price of $0.70 per share; and (iii) options to purchase 1,900,000 shares of common stock have an exercise price of $0.90 per share. The options expire on September 30, 2020.

In the event of any termination of the Klein Agreement, Mr. Klein will be entitled to receive (i) any accrued but unpaid base salary through the date of termination; (ii) any unpaid or unreimbursed expenses incurred in accordance with National policy or the Agreement, to the extent incurred on or prior to the date of termination; (iii) any benefits provided under National’s benefit plans upon termination of the Mr. Klein's employment, in accordance with the terms therein; (iv) any unpaid bonus in respect to any completed fiscal year that has ended on or prior to the date of termination; and (v) any rights to indemnification by virtue of Mr. Klein's position as an officer or director of National or its subsidiaries and the benefits under any directors’ and officers’ liability insurance policy maintained by National, in accordance with its terms thereof and the Agreement. In the event of any Qualifying Termination (as defined in the Agreement), Mr. Klein is also entitled to receive (1) a lump-sum cash payment of $750,000, provided, that such amount increases to $1,100,000 if a Qualifying Termination occurs in connection with, contingent on or within the 12 months following a Change in Control (as defined in the Agreement); and (2) continuation of the health benefits not to exceed 18 months.

Robert B. Fagenson

On June 20, 2013, National entered into a Co-Executive Chairman Compensation Plan (the "Fagenson Agreement") with Robert B. Fagenson, providing for the terms of his employment as Co-Executive Chairman for a period beginning January 25, 2013 and ending on September 30, 2015 (the "Fagenson Term"). Mr. Fagenson is not a Named Executive Officer. Mr. Fagenson will initially receive a base salary $1.00 per annum. From and after September 30, 2013, Mr. Fagenson's base salary for the remainder of the Fagenson Term shall be as determined by the Compensation Committee of the board of directors of National (with advice (as appropriate) from the board of directors of National), who shall review Mr. Fagenson's base salary no less frequently than each fiscal year; provided however that his base salary for any year beginning October 1, 2013 shall not be less than $180,000 per year. Mr. Fagenson will be eligible to an annual bonus for each fiscal year of the Term as determined by the Compensation Committee. During the Term, Mr. Fagenson will serve as a member of the Executive Committee of National.

Mr. Fagenson received a grant of nonforfeitable, nonqualified stock options to purchase 1,500,000 shares of common stock of National under National's 2013 Omnibus Stock Incentive Plan, of which (i) options to purchase 500,000 shares of common stock vested immediately, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90; (ii) options to purchase 500,000 shares of common stock will vest on June 20, 2014, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90; and (iii) options to purchase 500,000 shares of common stock will vest on June 20, 2015, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90. The options expire on September 30, 2020.

In the event of any termination of the Fagenson Agreement, Mr. Fagenson will be entitled to receive (i) any accrued but unpaid base salary through the date of termination; (ii) any unpaid or unreimbursed expenses incurred in accordance with National policy or the Fagenson Agreement, to the extent incurred on or prior to the date of termination; (iii) any benefits provided under National’s benefit plans upon termination of the Mr. Fagenson's employment, in accordance with the terms therein; (iv) any unpaid bonus in respect to any completed fiscal year that has ended on or prior to the date of termination; and (v) any rights to indemnification by virtue of Mr. Fagenson's position as an officer or director of National or its subsidiaries and the benefits under any directors’ and officers’ liability insurance policy maintained by National, in accordance with its terms thereof and the Fagenson Agreement. In the event of any Qualifying Termination (as defined in the Fagenson Agreement), Mr. Fagenson is also entitled to receive (1) a lump-sum cash payment of $360,000 minus what has been paid in salary; provided that such amount increases by 50% of what is paid pursuant to the foregoing calculation if a Qualifying Termination occurs in connection with, contingent on, or within 12 months following, a Change in Control (as defined in the Fagenson Agreement); and (2) continuation of the health benefits for a period not to exceed 18 months.

Benefits

Other than National’s 401(k) plan, National does not maintain any plan that provides for payments or other benefits at, following, or in connection with retirement.

Non-Qualified Deferred Compensation

National does not maintain any deferred compensation plans.

Potential Termination and Change in Control Payments

Mark Goldwasser and Alan Levin are the only Named Executive Officers who have employment agreements with National that provides for potential payments in the event of their termination.

If Mark Goldwasser’ Employment Agreement, as amended, is not extended beyond its current term, he shall be entitled to $400,000 payable pro rata over a twelve month period beginning October 1, 2015.

Pursuant to the employment agreements governing the employment of Ala Levin, he would be entitled to compensation upon termination of their agreement by National without Cause, by the individuals for “Good Reason,” or as a result of non-renewal of the agreement by either party, or as a result of his disability or his death, or upon a change of control. According to the employment agreements:

“Good Reason” means: (i) the assignment to the executive of any duties inconsistent in any material respect with the executive’s position; (ii) National’s material failure or refusal to perform any of the compensation obligations required to be performed in accordance with the agreement after a reasonable notice and an opportunity to cure same; (iii) a material diminution in title, duties, responsibilities, reporting relationship or positions; (iv) the relocation of the executive’s principal office location; (v) any decrease in salary or bonuses payable pursuant to the terms of the agreement without the executive’s written consent; and (vi) the cessation of his position for any reason without his written consent; Any one of these events shall not be deemed to constitute Good Reason if, within a 30-day notice period, the event or circumstance giving rise to Good Reason has been fully corrected by National.

“Cause” shall mean (i) the executive’s commission of a felony or other crime involving moral turpitude, or the commission of any other act or omission involving dishonesty or fraud with respect to National or any of its subsidiaries or affiliates; (ii) alcoholism or drug addiction that materially impairs the executive’s ability to perform his duties; (iii) the substantial and repeated failure to perform duties as reasonably directed by the President), after reasonable notice and an opportunity to cure same; (iv) any material breach or violation of executive’s fiduciary duty owed to National or any of its subsidiaries or affiliates; (v) acts of willful misconduct or gross negligence with respect to National or any of its subsidiaries or affiliates; (vi) any material breach of the agreement which are not cured after reasonable notice is provided; or (vii) action taken by a regulatory body or self-regulatory organization that substantially impairs the executive’s ability to perform his duties pursuant to the employment agreement.

“Change in Control” means (i) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets or stock of National (a “Business Combination”), in each case, unless, following such Business Combination, all or substantially all of the individuals or entities who were the beneficial owners, respectively, of the voting securities of National entitled to vote generally in the election of directors immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns National or all or substantially all of National’s assets either directly or through one or more subsidiaries); (ii) approval by National’s stockholders of a complete dissolution or liquidation of National; or (iii) any “person” (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of National representing 35% or more of the combined voting power of National’s then outstanding securities eligible to vote for the election of the board of directors of National.

Assuming if Mr. Levin is terminated by National without Cause, in the event of a Change in Control, by Mr. Levin for Good Reason or upon Mr. Levin’s death or disability, he would be entitle to receive (i) a severance payment equal to 50% of Mr. Levin’s prior year’s salary; (ii) all accrued obligations, and (iii) continued benefits for a period of 18 months including medical, hospitalization, dental and life insurance programs in which Mr. Levin, his spouse and dependents were participating immediately prior thereto. In the event of Mr. Levin’s termination due to Cause, without Good Reason or the non-renewal of Mr. Levin’s employment agreement, Mr. Levin would have been entitled only to all accrued obligations.

Gilman Executive Compensation

The following table sets forth the annual compensation of the Chief Executive Officer (the “CEO”) and the two most highly compensated executive officers other than the CEO (the “Named Executive Officers”) during the fiscal years ended June 30, 2012 and 2011:

Summary Compensation Table

Name and Principal Position	Year	Salary	Option Awards (1)	Bonus		All Other Compensation(3)	Total
Michael Ryan	2012	$350,000	$—	$—	(2)	$17,589	$367,589
President, Chief Executive Officer and Director	2011	$350,000	$—	$20,580	(2)	$17,589	$388,169

Carole Enisman	2012	$235,000	$—	$—		$27,082	$262,082
Former Executive Vice President of Operations (4)	2011	$235,000	$—	$—		$25,207	$260,207

Ted Finkelstein	2012	$185,000	$—	$—		$—	$185,000
Vice President, General Counsel and Secretary	2011	$185,000	$—	$—		$—	$185,000

(1)  During fiscal years 2012 and 2011 no options were granted to Gilman's executive officers.

(2)  Represents trails commissions earned as per an employment agreement with Michael Ryan whereby commissions were to be paid as draw against his bonus.  As per the agreement, no commissions were to be paid back no matter what bonus was calculated or if no bonus is paid.  In fiscal 2012 and 2011, no bonus was awarded.  Effective October 8, 2010 Mr. Ryan no longer receives trails commissions.

(3) Other Compensation includes the following:

Name and Principal Position	Year	Car Allowance	Commissions	Other Compensation
Michael Ryan	2012	$17, 589	$-	$17,589
President, Chief Executive Officer and Director	2011	$17, 589	$-	$17,589

Carole Enisman	2012	$13,830	$13,252	$27,082
Former Executive Vice President of Operations	2011	$13,630	$11,577	$25,207

(4) Ms. Ensiman resigned as Executive Vice President of Operations effective January 14, 2013 and resigned as an employee of Gilman effective May 31, 2013.

Outstanding Equity Awards At Fiscal Year End

The following table sets forth information concerning unexercised stock options, shares of restricted stock and stock options that have not vested for each of the Named Executive Officers at June 30, 2012.

Option Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Michael Ryan	78,060	52,040	—	$0.18	2/19/2019
Carole Enisman (2)	66,900	44,600	—	$0.18	2/19/2019
Ted Finkelstein	61,320	40,880	—	$0.18	2/19/2019

(1) Time-based stock option awards granted under Gilman’s 2007 Stock Incentive Plan, which awards vest, subject to continuing employment, 20% annually commencing on the first anniversary of the date of grant.

(2) Ms. Enisman resigned as Executive Vice President of Operations effective January 14, 2013 and resigned as an employee of Gilman effective May 31, 2013.

Employment Agreements

On August 20, 2007, Gilman entered into an employment agreement with Michael Ryan, its President and Chief Executive Officer (the “Employment Agreement”). The Employment Agreement contains the following salient terms: the term was originally from July 1, 2007 to June 30, 2011 but was extended to December 31, 2011on July 14, 2011by the Gilman Board of Directors after recommendation from the compensation committee, was extended to December 31, 2012 on May 9, 2012 by Gilman’s Board of Directors after recommendation from the compensation committee, was extended to June 30, 2013 on October 5, 2012 by Gilman’s Board of Directors after recommendation from the compensation committee and was extended to December 31, 2013 on April 26, 2013 by Gilman’s board of directors after recommendation from the compensation committee; the base salary is $350.0 thousand per year; a bonus will be awarded to Mr. Ryan ranging from 40% of base salary to 100% of base salary if actual EBITDA results for a fiscal year exceed at least 85% of the EBITDA budgeted for such fiscal year; any commissions which were paid to Mr. Ryan for personal production reduced the bonus, but under no circumstances were the commission earned be paid back; a severance payment equal to base salary and bonus (computed at 100% of base salary) will be paid to Mr. Ryan for the greater of three years or the ending date of the term if he is terminated as the result of an involuntary change of control, or the greater of one year or the ending date of the term if he is terminated as the result of a voluntary change of control. In addition, Mr. Ryan agreed to a one year covenant not to compete with Gilman and a two year covenant not to solicit customers or employees of Gilman or registered representatives of Gilman's broker-dealer subsidiary

Potential Payments Upon Termination Including Change of Control

	Termination Without Cause (1)	Voluntary Termination with Good Reason (1)	Voluntary Termination Following Change of Control (1)	Involuntary Termination Following Change of Control (2)
Payment due upon termination:
Cash Severance
Michael P. Ryan
Base Salary	$350,000	$350,000	$350,000	$1,050,000
Bonus	350,000	350,000	350,000	1,050,000
Total Cash Severance	$700,000	$700,000	$700,000	$2,100,000

(1)

Mr. Ryan will be paid an amount equal to his base salary and a bonus computed at 100% of his base salary for a period measured as the greater of one year from the date of termination or the December 31, 2012 ending date of the term of his Employment Agreement.

(2)

Mr. Ryan will be paid an amount equal to his base salary and a bonus computed at 100% of his base salary for a period measured as the greater of three years from the date of termination or the December 31, 2012 ending date of the term of his Employment Agreement.

	Termination Without Cause (1)	Voluntary Termination with Good Reason (1)	Voluntary Termination Following Change of Control (1)	Involuntary Termination Following Change of Control (2)
Payment due upon termination:
Cash Severance – Base Salary
Carole Enisman (3)	$235,000	$235,000	$235,000	$235,000
Ted Finkelstein	$169,583	$169,583	$185,000	$185,000
(1)	Named Executive Officers will receive one month of compensation for each year of service with a maximum severance of one year.
(2)	Named Executive Officers will receive one year of compensation in a lump sum
(3)	Ms. Enisman resigned as Executive Vice President of Operations effective January 14, 2013 and resigned as an employee of Gilman effective May 31, 2013.

Director Compensation

The table below summarizes the compensation earned by Gilman’s directors during fiscal 2012:

	Fees Earned or Paid In Cash	Stock Awards (a)	Options Awards (b)	Commissions	Total
James Ciocia (1)	$24,000	$5,000	$5,000	$647,971	$681,971
Edward Cohen	$30,000	$5,000	$5,000	-	$40,000
John Levy	$54,000	$5,000	$5,000	-	$64,000
Nelson Obus (2)	$17,069	-	-	-	$17,069
Allan Page	$30,000	$5,000	$5,000	-	$40,000
Frederick Wasserman	$30,000	$5,000	$5,000	-	$40,000

(a)

The amounts reported for stock awards represent the full grant date fair value of awards granted in fiscal 2012 in accordance with guidance on share-based payments. Each director was awarded 100,000 shares on October 31, 2012.

(b)

The amounts reported for option awards represent the full grant date fair value of the stock option awards granted in fiscal 2012 in accordance with guidance on share-based payments. Each director was awarded 102,041 stock options on October 31, 2012.

(1)

Mr. Ciocia is Chairman of the board of directors and an employee of Gilman. However, Mr. Ciocia’s employment compensation is 100% commission based. The time Mr. Ciocia devotes to board activities reduces his efforts to generate commission income. Therefore, the board has determined that Mr. Ciocia will receive compensation for his activities as a director equivalent to that of non-employee directors.

(2)	Mr. Obus resigned on February 17, 2012 and has not been replaced by the Investment Purchaser.

Gilman uses a combination of cash and equity incentive compensation for Gilman's non-employee directors. In developing the compensation levels and mix for non-employee directors, Gilman considers a number of factors, including the significant time commitment required of board and committee service as well as the need to attract highly qualified candidates for board service.

Each non-management director and James Ciocia, as a member of the board, receives an annual retainer fee of $24,000 plus $5,000 per year in restricted stock, based upon its then fair market value, and $5,000 per year in stock options using Black-Scholes valuation. The Lead Director of the Board receives an additional annual retainer fee of $24,000. Each member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee receives an additional $3,000 annually.

On October 31, 2012, Gilman granted to Edward Cohen, John Levy, Allan Page and Frederick Wasserman, the independent members of Gilman's board of directors and to Jim Ciocia, Gilman's Chairman of the Board, in aggregate, $25.0 thousand in common stock options, or 510,205 common stock options each with an exercise price of $0.15 and a ten-year term which vest as to 20.0% of the shares annually commencing one year after the date of grant and which have a Black-Scholes value at the time of grant determined based on the closing price of Gilman's common stock on the date of grant. Additionally, on October 31, 2012 Gilman issued in the aggregate to these same board members $25.0 thousand in common stock, or 500,000 shares of Rule 144 restricted common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF NATIONAL AFTER THE MERGER

The following table sets forth information as of June 30, 2013, regarding the beneficial ownership of National upon completion of the merger by (i) each person known by the management of National and Gilman that is expected to become the beneficial owner of 5% of National common stock upon completion of the merger, (ii) each director and named executive officer of National upon completion of the merger, and (iii) all directors and named executive officers of National upon completion of the merger group.

Unless otherwise indicated, the address for each listed stockholder is: c/o National Holdings Corporation, 120 Broadway, 27th Floor, New York, New York 10271.

Percentage of beneficial ownership is calculated based on 89,016,988 shares of National common stock outstanding as of June 30, 2013 and 96,446,179 shares of Gilman common stock outstanding as of June 30, 2013. The percent of common stock of the combined company is based on 113,016,988 shares of National common stock outstanding upon completion of the merger and assumes 24,000,000 shares of National common stock are issued in the merger

Beneficial ownership is determined in accordance with the rules of the SEC. To National’s knowledge, except as indicated by footnote the persons named in the table below have sole voting and investment power with respect to all shares of National common stock shown as beneficially owned by them. Shares of National common stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.

	Before the Merger		After the Merger
Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class	Amount of Beneficial Ownership	Percent of Class
5% Stockholders
Wynnefield Partners Small Cap Value LP (1)	-	-	1,990,748	1.8%
Wynnefield Small Cap Value Offshore Fund Ltd.(1)	-	-	2,986,122	2.6%
Wynnefield Partners Small Cap Value LP I (1)	-	-	2,488,435	2.2%
(Excluding Named Executive Officers and Directors)

National Securities Growth Partners, LLC (2)	16,697,140	18.9%	16,697,140	14.8%
Named Executive Officers and Directors:
Mark Klein (3)	23,787,567	25.4%	23,787,567	21.4%
Robert Fagenson (4)	17,363,806	19.5%	17,363,806	15.4%
Mark Goldwasser (5)	2,945,685	3.3%	2,945,685	2.6%
Frederic B. Powers III (6)	1,666,667	1.9%	1,666,667	1.5%
Leonard Sokolow	1,476,956	1.7%	1,476,956	1.3%
Frank Plimpton	1,511,285	1.7%		1.3%
Alan Levin	40,500	*	40,500	*
Salvatore Giardina	-	-	-	-
Peter Zurkow	-	-	-	-
William Lerner	-	-	-	-
All executive officers and directors as a group (10 persons)	31,303,597	33.0%	31,303,597	26.1%

(1)

1,990,748 shares are beneficially owned by Wynnefield Partners Small Cap Value LP, a Delaware limited partnership (“Wynnefield Partners”) and 2,488,435 shares are beneficially owned by Wynnefield Partners Small Cap Value LP I, a Delaware limited partnership (“Wynnefield Partners I”). Wynnefield Capital Management, LLC, a New York limited liability company (“WCM”) is the sole general partner of Wynnefield Partners and Wynnefield Partners I. Nelson Obus and Joshua Landes are the co-managing members of WCM and by virtue of such positions with WCM, have the shared power to vote and dispose of the shares that are beneficially owned by each of Wynnefield Partners and Wynnefield Partners I. 2,986,122 shares are beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd., a Cayman Islands company (“Wynnefield Offshore”). Wynnefield Capital, Inc., a Delaware corporation (“WCI”), is the sole investment manager of Wynnefield Offshore. Messrs. Obus and Landes are co-principal executive officers of WCI, and by virtue of such positions with WCI, have the shared power to vote and dispose of the shares that are beneficially owned by Wynnefield Offshore. Messrs. Obus and Landes disclaim beneficial ownership of the shares of National that are directly beneficially owned by each of Wynnefield Partners, Wynnefield Partners I and Wynnefield Offshore.

(2)

Consists of (i) 307,094 shares of National common stock held directly by Mr. Klein, (ii) 5,700,000 shares of National common stock issuable upon exercise of vested options, (iii) 1,083,333 shares of National common stock held by M Klein & Company, of which Mr. Klein is the managing member and a majority partner and has sole voting and investment power over such shares, (iii) 16,697,140 shares of National common stock held by National Securities Growth Partners, LLC (NSGP”), of which Mr. Klein is an officer and indirect owner of one of its members and Mr. Klein and Robert B. Fagenson have shared voting and investment power over such shares. Mr. Klein disclaims beneficial ownership of the shares of National common stock owned by NSGP.

(3)

Consists of (i) 500,000 shares of National common stock issuable upon exercise of options, (ii) 166,666 shares of National common stock held the Trust for the benefit of Toby Fagenson, of which Mr, Fagenson is the sole Trustee and has sole voting and investment power over such shares, and (iii) 16,697,140 shares of National common stock held by NSGP, of which Mr. Fagenson is the President of one of members and Mr. Fagenson and Mark Klein have shared voting and investment power over such shares. Mr. Fagenson disclaims beneficial ownership of the shares of National common stock owned by NSGP.

(4)

Mark Klein, National’s Co-Executive Chairman and Chief Executive Officer, is an officer and the indirect owner of one of the members of NSGP. Robert Fagenson, National’s Co-Executive Chairman, is the President of one of the members of NSGP. Bryant R. Riley is the trustee of one of the Members of NSGP and the Chairman of one of the members of NSGP. Messrs. Klein, Fagenson and Riley may be deemed to beneficially own all of the shares of National common stock owned by NSGP. Each of Messrs. Klein, Fagenson and Riley disclaims beneficial ownership of the shares of National common stock owned by NSGP. The principal business address of NSGP is 60 Broad Street, New York, NY 10004.

(5)

Consists of (i) 1,180,938 shares of National common stock issued on the conversion of 14,762 shares of Series A preferred stock in December 2011, (ii) 236,944 shares National common stock held directly by Mr. Goldwasser, (iii) 7,375 shares of National common stock held in a individual retirement account for the benefit of Mr. Goldwasser, (iv) 7,375 shares of National common stock held in an individual retirement account for the benefit of Mr. Goldwasser’s wife, (v) 13,050, shares of National common stock held in trusts for the benefit of Mr. Goldwasser’s children, of which Mr. Goldwasser is the sole Trustee and (vi)1,500,000 shares of National common stock issuable upon exercise of vested stock options.

(6)

Consists of shares owned by Powers Private Equity LLC, of which Mr. Powers is a Managing Director. Mr. Powers may be deemed to own the shares of National common stock owned by Powers Private Equity LLC. Mr. Powers disclaims beneficial ownership of the shares of National common stock owned by Powers Private Equity LLC. The principal business address of Powers Private Equity LLC is 100 W. Putnam Avenue, Greenwich CT 06830.

COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS OF NATIONAL
AND STOCKHOLDERS OF GILMAN

The following is a summary of the material differences between the rights of holders of National common stock and the rights of holders of Gilman common stock, but it is not a complete description of those differences. These differences arise from the governing documents of the two companies, including the National Certificate of Incorporation, the National Bylaws, the Gilman Certificate of Incorporation and the Gilman Bylaws. National and Gilman are both Delaware corporations and are governed by the Delaware General Corporation Law (the “DGCL”). After completion of the merger, the rights of Gilman stockholders who become National stockholders will be governed by the DGCL, the National Certificate of Incorporation and the National Bylaws. National and Gilman urge you to read each of the National Certificate of Incorporation, the National Bylaws, the Gilman Certificate of Incorporation and the Gilman Bylaws in their entirety.

National	Gilman
GENERAL

National is a Delaware corporation and a public company subject to the provisions of the DGCL.	Gilman is a Delaware corporation and a public company subject to the provisions of the DGCL.

The rights of National stockholders are governed by the National Certificate of Incorporation, the National Bylaws and various National Certificate of Designation, in addition to the DGCL.	The rights of Gilman stockholders are governed by the Gilman Certificate of Incorporation and the Gilman Bylaws, in addition to the DGCL.

Upon completion of the merger, the National Certificate of Incorporation, the National Certificate of Designation, and the National Bylaws will be the same in all respects as the present documents.

Upon completion of the merger, Gilman stockholders will become National stockholders and their rights will be governed by the DGCL, the National Certificate of Incorporation, the National Certificate of Designation and the National Bylaws.

AUTHORIZED SHARES OF CAPITAL STOCK

The authorized capital stock of National consists of:	The authorized capital stock of Gilman consists of:

150,000,000 shares of common stock, par value $0.02 per share	500,000,000 shares of common stock, par value $0.01

10,000,000 shares of preferred stock, par value $0.01 per share, 50,000 of which have been designated as Series A Preferred Stock. 34,500 of which have been designated as Series C preferred stock, 100,000 of which have been designated as Series D preferred stock and 200,000 of which have been designated as Series E preferred stock.

100,000 shares of preferred stock, par value $0.001

As of the record date, National had shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.	As of the record date, Gilman had shares of common stock and no shares of preferred stock issued and outstanding.

National’s board of directors currently has the authority to issue from time to time, in one or more designated series, any or all of the authorized but unissued shares of preferred stock with dividend, redemption, conversion, exchange, voting and other provisions as may be provided in that particular series.

Gilman’s board of directors is authorized, without further action by the stockholders, to issue preferred stock from time to time in one or more series and to fix the rights, preferences, privileges and restrictions of these shares, including terms relating to dividend rates, redemption rates and prices, liquidation preferences and voting, sinking fund and conversion rights.

National	Gilman
VOTING RIGHTS

Each holder of National common stock shall be entitled to one vote for each share of such common stock held by such holder, and voting power with respect to all classes of National’s shares shall be vested solely in the common stock or as otherwise provided in National's Certificate of Incorporation.

Each outstanding share of Gilman common stock is entitled to one vote on each matter submitted to a vote of the stockholders of Gilman. Holders of Gilman common stock do not have cumulative voting rights.

LIQUIDATION PREFERENCES

National's common stock has no liquidation preference.	Gilman common stock has no liquidation preference.

CONVERSION RIGHTS

Shares of National common stock are not convertible.	Shares of Gilman common stock are not convertible.

RESTRICTIONS ON TRANSFER

There are no restrictions on transfer in relation to National stockholders contained in the National Certificate of Incorporation, the National Certificate of Designation, and the National Bylaws.	There are no restrictions on transfer in relation to Gilman stockholders contained in the Gilman Certificate of Incorporation or in the Gilman Bylaws.

AMENDMENT OF GOVERNING DOCUMENTS

Certificate of Incorporation

Under the DGCL, in order to amend a Delaware corporation’s certificate of incorporation, the board of directors must adopt a resolution setting forth the proposed amendment to the certificate of incorporation declaring its advisability and submit it to the stockholders for consideration. A majority of all outstanding shares entitled to vote thereon must then approve it. Furthermore, amendments which make changes regarding the capital stock by increasing or decreasing the par value or otherwise adversely affecting the rights of such class must be approved by a majority vote of each class or series of stock affected, even if such stock would not otherwise have voting rights

Under the DGCL, in order to amend a Delaware corporation’s certificate of incorporation, the board of directors must adopt a resolution setting forth the proposed amendment to the certificate of incorporation declaring its advisability and submit it to the stockholders for consideration. A majority of all outstanding shares entitled to vote thereon must then approve it. Furthermore, amendments which make changes regarding the capital stock by increasing or decreasing the par value or otherwise adversely affecting the rights of such class must be approved by a majority vote of each class or series of stock affected, even if such stock would not otherwise have voting rights.

National reserves right to amend, alter, change, or repeal any provision contained in the certificate of incorporation, in the manner now or hereafter prescribed by statute or the certificate of incorporation.

Bylaws

As permitted by the DGCL and the National Bylaws, the National Bylaws may be amended or repealed or new bylaws may be adopted by a majority of the board or by action of the stockholders.

As permitted by the DGCL and the Gilman Certificate of Incorporation, the Gilman Bylaws may be adopted, amended or repealed by the board, but any bylaw made by the board is subject to amendment or repeal by the Gilman stockholders.

National	Gilman
DIRECTORS
Number and Election of Directors

No specific number of directors is prescribed by the National Certificate of Incorporation or the National Bylaws. Under the DGCL, the default number of directors is no fewer than one. However, the National Bylaws provide that the number of directors comprising the board of directors shall be such number as may be from time to time fixed by the affirmative vote of entire board of directors or by action of the stockholders of National.

The National Bylaws provide that the directors shall be classified in respect to the time for which they shall severally hold office, by dividing them into three classes. The number of directors in each class shall be as nearly equal as possible. At each annual election, any vacancy in any class of directors may be filled and successors to the class of directors whose terms shall expire that year shall be elected to hold office for a term of three years, so that the term of office of one class of directors shall expire in each year. In the event the number of directors is increased, election may be made to a class of directors with terms expiring in three years or less in order to maintain proportionate equality between the classes. Any decrease in the number of directors shall be effective at the time of the next succeeding annual meeting of stockholders unless there are vacancies in the National board of directors, in which case such decrease may become effective at any time prior to the next succeeding annual meeting to the extent of the number of such vacancies. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified, or until his prior resignation or removal.

The Gilman Bylaws provide that the number of directors constituting Gilman's board of directors will not be less than 1 nor more than 10, as determined by a majority vote of the entire Gilman board of directors

The directors shall be divided into three classes. Each class shall comprise a number of directors as equal in number as possible as the other class. Each class generally serves three years with the terms of office of the respective classes expiring in successive years. If the number of directors constituting the board of directors is increased, such increase is to be apportioned among the classes as nearly equal in number as possible.

Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified, or until his prior resignation or removal, as hereinafter provided in the bylaws.

There are currently nine members of National’s board of directors.	Gilman currently has six directors.

National	Gilman
Vacancies on Board and Removal of Directors

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

The National Bylaws provide that any vacancy occurring in the board of directors, including any vacancy created by reason of an increase in the number of directors, shall be filled for the unexpired term by the concurring vote of a majority of the directors then in office, whether or not a quorum, or by the sole remaining director or by the stockholders at the next annual meeting thereof or at a special meeting thereof. Each director so elected shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified.

The DGCL provides that any director may be removed with or without cause by the board of directors or by a majority vote of all outstanding shares entitled to vote.

Under the DGCL and the Gilman Bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of record of a majority of the issued and outstanding stock entitled to vote at an election of directors.

The Gilman Bylaws provide vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum.

Board Quorum and Vote Requirements

Pursuant to the DGCL and the National Bylaws, the majority of the entire board of directors then in office shall constitute a quorum.	Pursuant to the DGCL and the Gilman Bylaws, the majority of the entire board of directors then in office shall constitute a quorum.

The vote of the majority of the directors present at a meeting at which a quorum is present constitutes an act of the board. Any action required or permitted to be taken at any meeting the board of directors or any committee of the board may be taken without a meeting if all members of the board or committee, as the case may be, consent to such action in writing, and the writing is filed with the minutes of proceedings of the board or committee.

The vote of the majority of the directors present at a meeting at which a quorum is present constitutes an act of the board. Any action required or permitted to be taken at any meeting the board of directors or any committee of the board may be taken without a meeting if all members of the board or committee, as the case may be, consent to such action in writing, and the writing is filed with the minutes of proceedings of the board or committee.

Indemnification of Officers and Directors

The DGCL permits the indemnification of officers and directors of a corporation under certain circumstances. The material portions of those applicable provisions are reproduced below following this table of comparison.

The DGCL permits the indemnification of officers and directors of a corporation under certain circumstances. The material portions of those applicable provisions are reproduced below following this table of comparison.

Consistent with the DGCL, the National Bylaws provides that no director of National will be personally liable to National or its stockholders for monetary damages for breach of his or her fiduciary duty as director except for liability for (1) any breach of the director’s duty of loyalty to National or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) any matter in respect of which such director shall be liable under Section 174 of the DGCL or (4) any transaction from which the director derived an improper personal benefit.

Consistent with the DGCL, the Gilman Certificate of Incorporation provides that no director of Gilman will be personally liable to Gilman or its stockholders for monetary damages for breach of his or her fiduciary duty as director except for liability for (1) any breach of the director’s duty of loyalty to Gilman or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) any matter in respect of which such director shall be liable under Section 174 of the DGCL or (4) any transaction from which the director derived an improper personal benefit.

National	Gilman

Furthermore, the National Bylaws permit and direct that National will indemnify any officer or director against any expenses (including attorneys’ fees), judgments, fines and amounts incurred by him by, reason of the fact the he or she is an officer or director, in connection with any such action, suit or proceeding to the full extent allowed under the DGCL.

Furthermore, the Gilman Certificate of Incorporation and the Gilman Bylaws permit and direct that Gilman will indemnify any officer or director against any expenses (including attorneys’ fees), judgments, fines and amounts incurred by him by, reason of the fact the he or she is an officer or director, in connection with any such action, suit or proceeding to the full extent allowed under the DGCL.

Director Liability

Consistent with the DGCL, National's certificate of incorporation provides that directors will not be personally liable for monetary damages and expenses incurred in connection with any proceeding for his actions as a director, except in the following circumstances:

Consistent with the DGCL, Gilman’ certificate of incorporation provides that directors will not be personally liable for monetary damages and expenses incurred in connection with any proceeding for his actions as a director, except in the following circumstances:

●	any breach of the director’s duty of loyalty to the corporation or its stockholders,	●	any breach of the director’s duty of loyalty to the corporation or its stockholders,

●	any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,	●	any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

●	any matter in respect of which such director shall be liable under Section 174 of the DGCL, or	●	any matter in respect of which such director shall be liable under Section 174 of the DGCL, or

●	any transaction from which the director derived an improper personal benefit.	●	any transaction from which the director derived an improper personal benefit.

National Bylaws include provision providing for indemnification to the fullest extent provided by the DGCL.	The Gilman Certificate of Incorporation includes provision providing for indemnification to the fullest extent provided by the DGCL.

Interested Director Transactions

Under the DGCL, no contract or transaction that is:	Under the DGCL, no contract or transaction that is:
between a corporation and one or more of its directors or officers,	between a corporation and one or more of its directors or officers,

●	between a corporation and another organization in which one or more of the corporation’s directors or officers are directors or officers, or	●	between a corporation and another organization in which one or more of the corporation’s directors or officers are directors or officers, or

●	between a corporation and another organization in which one or more of the corporation’s directors or officers have a material financial interest,	●	between a corporation and another organization in which one or more of the corporation’s directors or officers have a material financial interest, is void or voidable solely because of such relationship or interest, because the director or officer is present at or participates in the meeting of the board or committee that authorizes the contract or transaction or because the director’s or officer’s vote was counted for this purpose, if:

is void or voidable solely because of such relationship or interest, because the director or officer is present at or participates in the meeting of the board or committee that authorizes the contract or transaction or because the director’s or officer’s vote was counted for this purpose, if:

National	Gilman

●	the material facts of the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or are known to the board of directors or a committee of the board, and the board or the committee authorizes the contract or transaction by an affirmative vote of the majority of the disinterested directors (even if these directors are less than a quorum),	●	the material facts of the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or are known to the board of directors or a committee of the board, and the board or the committee authorizes the contract or transaction by an affirmative vote of the majority of the disinterested directors (even if these directors are less than a quorum),

●	the material facts of the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or are known to the stockholders entitled to vote on the matter and the stockholders specifically approve in good faith the contract or transaction, or	●	the material facts of the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or are known to the stockholders entitled to vote on the matter and the stockholders specifically approve in good faith the contract or transaction, or

●	the contract or transaction is fair to the corporation at the time it is authorized, approved or ratified by the board, a committee or the stockholders..	●	the contract or transaction is fair to the corporation at the time it is authorized, approved or ratified by the board, a committee or the stockholders..

STOCKHOLDERS

Special Meetings of Stockholders

●

Pursuant to the DGCL and the National Bylaws, a special meeting may be called for any purpose or purposes, unless otherwise provided by the DGCL, by National’s Chairman of the Board, if one has been elected, or the President, and shall be called by National’s secretary at the request in writing of stockholders owning at least 33 1/3% of the voting power of the issued and outstanding shares of stock of National a majority of the amount of the entire capital stock of National issued and outstanding and entitled to vote.

Pursuant to the DGCL and Gilman’ by-laws, a special meeting may be called for any purpose or purposes, unless otherwise provided by the DGCL, by Gilman’s Board or by the holders of not less than 10% of the issued and outstanding shares of Gilman common stock entitled to vote.

Vote Required or Mergers and Certain other Transactions

The DGCL requires stockholder approval in the case of the disposition of all or substantially all of a corporation’s assets, a merger or a share exchange. However, the DGCL requires that any merger, consolidation or share exchange be approved by a vote of a majority of the shares of all classes voting together and not each class separately. Under the DGCL, unless required by the certificate of incorporation, stockholder approval to authorize a merger is not required if:

The DGCL requires stockholder approval in the case of the disposition of all or substantially all of a corporation’s assets, a merger or a share exchange. However, the DGCL requires that any merger, consolidation or share exchange be approved by a vote of a majority of the shares of all classes voting together and not each class separately. Under the DGCL, unless required by the certificate of incorporation, stockholder approval to authorize a merger is not required if:

●	the agreement of merger does not amend the certificate of incorporation,	●	the agreement of merger does not amend the certificate of incorporation,

●	each share of stock outstanding prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger, and	●	each share of stock outstanding prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger, and

National	Gilman

●	either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the merger agreement, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan, do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.	●

either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the merger agreement, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan, do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

Corporate Action Without Stockholder Meeting

Under the DGCL, unless the certificate of incorporation provides otherwise, stockholder action may be taken if written consents are received from the holders of the minimum number of votes that would be necessary to authorize that action at a meeting at which all of the shares entitled to vote for that action were present and voted.

Under the DGCL, unless the certificate of incorporation provides otherwise, stockholder action may be taken if written consents are received from the holders of the minimum number of votes that would be necessary to authorize that action at a meeting at which all of the shares entitled to vote for that action were present and voted.

Preemptive Rights

As permitted by DGCL, National common stock has no preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of National or any other securities convertible into shares of any class of stock of National under the National Certificate of Incorporation.

As permitted by the DGCL, Gilman common stock has no preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of Gilman or any other securities convertible into shares of any class of stock of Gilman under the Gilman Certificate of Incorporation.

Stockholder Action without Meeting

The National Bylaws are silent on whether the stockholders may take action without a meeting. However, under the DGCL, unless the certificate of incorporation provides otherwise, stockholder action may be taken if written consents are received from the holders of the minimum number of votes that would be necessary to authorize that action at a meeting at which all of the shares entitled to vote for that action were present and voted.

Consistent with the DGCL, the Gilman Bylaws state that any action required by the DGCL to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting for the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

National	Gilman

The National Certificate of Incorporation, the National Certificate of Designation, the National Bylaws do not restrict the declaration or payment of dividends.	The Gilman Certificate of Incorporation and the Gilman Bylaws do not restrict the declaration or payment of dividends.

STOCKHOLDER RIGHTS PLAN

National does not have a stockholder rights plan.	Gilman does not have a stockholder rights plan.

BUSINESS COMBINATIONS; SUPERMAJORITY VOTING REQUIREMENTS

Business Combination with Substantial Stockholders

The DGCL prevents certain business combinations with certain “interested stockholders” for three years, with certain exceptions. A summary of the material portions of those provisions are reproduced below following this table of comparison.

The DGCL prevents certain business combinations with certain “interested stockholders” for three years, with certain exceptions. A summary of the material portions of those provisions are reproduced below following this table of comparison.

Short-Form Merger with Subsidiary

Under The DGCL, a parent corporation may merge into its subsidiary and a subsidiary may merge into its parent, without stockholder approval, where such parent corporation owns at least 90% of the outstanding shares of each class of capital stock of its subsidiary. If all of the shares of the subsidiary are not owned by the parent corporation, stockholders of the subsidiary would be entitled to appraisal rights as set forth in the applicable provisions of the DGCL

Under The DGCL, a parent corporation may merge into its subsidiary and a subsidiary may merge into its parent, without stockholder approval, where such parent corporation owns at least 90% of the outstanding shares of each class of capital stock of its subsidiary. If all of the shares of the subsidiary are not owned by the parent corporation, stockholders of the subsidiary would be entitled to appraisal rights as set forth in the applicable provisions of the DGCL.

See the discussion below this table of comparison for an explanation of the dissenters’ rights prescribed by the DGCL under “Dissenters’ Rights”.	See the discussion above below this table of comparison for an explanation of the dissenters’ rights prescribed by the DGCL under “Dissenters’ Rights”.

OTHER MATTERS

Stockholder Proposals

Gilman will hold a 2014 annual meeting of stockholders only if the merger is not completed. In the event that the 2014 annual meeting is to be held, any proposals of stockholders intended to be presented at that meeting, including a proposal for the election of a director, must be received by Gilman no later than August 24, 2014, and must otherwise comply in all respects with the applicable rules and regulations set forth by the SEC relating to the inclusion of stockholder proposals. If a stockholder submits a proposal after the August 24, 2014 deadline but still wishes to present the proposal at Gilman’s Fiscal 2014 Stockholder Meeting (but not in our proxy statement for the Fiscal 2014 Stockholder Meeting), the proposal, which must be presented in a manner consistent with Gilman’s By-Laws and applicable law, must be submitted to Gilman’s Secretary in proper form at the address set forth on the first page of this proxy statement/prospectus not less than 90 days and no more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Stockholder proposals must be submitted in accordance with the Exchange Act and the rules and regulations thereunder and with the laws of the State of Delaware

Legal Matters

The validity of National common stock to be issued in the merger will be passed upon for National by Troutman Sanders LLP. Certain U.S. federal income tax matters will be passed upon for National by Troutman Sanders LLP.

Experts

National’s consolidated financial statements as of and for the years ended September 30, 2012 and 2011 included in this proxy statement/prospectus have been so included in reliance on the report of Sherb & Co., LLP (“Sherb”), a registered independent public accounting firm, given upon the authority of such firm as experts in accounting and auditing.

Gilman’s consolidated financial statements as of and for the years ended June 30, 2012 and 2011 included in this proxy statement/prospectus have been so included in reliance on the report of Sherb, a registered independent public accounting firm, given upon the authority of such firm as experts in accounting and auditing.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure of National

Effective January 1, 2013, Sherb, the independent registered public accounting firm of National, combined its practice with RBSM. As a result of the combination and upon notice by Sherb to National, on January 29, 2013 Sherb was dismissed as National's independent registered public accounting firm and RBSM was engaged as National’s independent registered public accounting firm.

The principal accountant’s reports of Sherb on the financial statements of National as of and for the two years ended September 30, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. The principal accountant’s reports of Sherb on the financial statements of National for the years ended September 30, 2012 and 2011 contained an explanatory paragraph disclosing the uncertainty regarding National’s ability to continue as a going concern.

During the two years ended September 30, 2012 and 2011 and through February 4, 2013, there were no disagreements with Sherb on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Sherb’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the two years ended September 30, 2012 and through February 4, 2013, there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

During the two years ended September 30, 2012 and 2011 and through February 4, 2013, National did not consult with RBSM with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on National’s financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure of Gilman

Effective October 24, 2012, Gilman dismissed Sherb & Co., LLP (“Sherb”) from serving as Gilman’s independent accountants.  As of October 24, 2012, Gilman engaged Liggett, Vogt & Webb, P.A. (“Liggett”) as its new independent accountants. Gilman’s Audit Committee unanimously recommended that Gilman change audit firms, directed the process of review of candidate firms to replace Sherb and made the final decision to engage Liggett.

The reports of Sherb on the financial statements of Gilman for the years ended June 30, 2011 and 2012 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.  In connection with its audits of the years ended June 30, 2011 and 2012 and reviews of Gilman’s financial statements through October 24, 2012, there were no disagreements with Sherb on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Sherb, would have caused them to make reference thereto in their report on the financial statements for such years.

During the two most recent fiscal years and through October 24, 2012, Gilman has not consulted with Liggett on any matter that (i) involved the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Gilman’s financial statements, in each case where a written report was provided or oral advice was provided that Liggett concluded was an important factor considered by Gilman in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Other Proposals

As of the date of this proxy statement/prospectus, the Gilman board of directors does not know of any other matter that will be presented for consideration at its special meeting other than as described in this proxy statement/prospectus. If any other matters come before the special meeting or any adjournment or postponement thereof and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The individuals named as proxies for the Gilman special meeting intend to vote or not to vote in accordance with the recommendation of the management of Gilman.

Undertakings of National

National hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), National undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

National undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

National hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and National being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

WHERE YOU CAN FIND MORE INFORMATION

National and Gilman must comply with the informational requirements of the Exchange Act and its rules and regulations. Under the Exchange Act, National and Gilman must file reports, proxy statements, and other information with the SEC. Copies of these reports, proxy statements, and other information can be inspected and copied at:

Public Reference Room
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of National’s materials by mail at prescribed rates from the Public Reference Room at the address noted above. Finally, you may obtain these materials electronically by accessing the SEC’s home page on the Internet at http://www.sec.gov.

All information contained in this proxy statement/prospectus with respect to National and Merger Sub, was supplied by National and all information with respect to Gilman was supplied by Gilman. Neither National nor Gilman can warrant the accuracy or completeness of the information relating to the other party.

National filed with the SEC a registration statement on Form S-4 under the Securities Act, covering the issuance of the shares offered by this proxy statement/prospectus to the Gilman stockholders. This proxy statement/prospectus, which constitutes a part of the registration statement, does not contain all the information in the registration statement and exhibits thereto, certain portions of which National and Gilman have omitted from this proxy statement/prospectus as permitted by the SEC’s rules and regulations. You may obtain copies of the registration statement and its amendments (including the omitted portions), including exhibits, from the SEC upon payment of prescribed rates or on the Internet at http://www.sec.gov. For further information about National’s common stock, National and Gilman refer you to the registration statement and the exhibits thereto. Statements contained in this proxy statement/prospectus or the registration statement relating to the contents of any contract or other document National filed as an exhibit to the registration statement are only summaries of those documents and are not necessarily complete. Therefore, National and Gilman qualify each of these statements by reference to the full text of those contracts and documents National and Gilman have filed with the SEC.

You should rely only on the information or representations provided in this proxy statement/prospectus or incorporated herein by reference. National and Gilman have not authorized anyone else to provide you with different information. National will not offer the shares of its common stock in any state where the offer is not permitted. You should not assume that the information in this proxy statement/prospectus, including information incorporated herein by reference, is accurate as of any date other than the date on the cover page.

INDEX TO FINANCIAL STATEMENTS OF NATIONAL AND
SUBSIDIARIES AND GILMAN AND SUBSIDIARIES

National Holdings Corporation

Page
Unaudited Consolidated Statements of Financial Condition as of March 31, 2013 and September 30, 2012	F-2
Unaudited Consolidated Statements of Operations for the Three months and Six months ended March 31, 2013 and 2012	F-3
Unaudited Consolidated Statements of Changes in Stockholders Equity (Deficit)	F-4
Unaudited Consolidated Statements of Cash Flows for the Six months ended March 31, 2013 and 2012	F-5
Notes to Unaudited Consolidated Financial Statements

Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-22
Consolidated Statements of Financial Position — September 30, 2012 and 2011	F-23
Consolidated Statements of Operations — Fiscal Years ended September 30, 2012 and 2011	F-24
Consolidated Statements of Changes in Stockholders’ Equity — Fiscal Years ended September 30, 2012 and 2011	F-25
Consolidated Statements of Cash Flows — Fiscal Years ended September 30, 2012 and 2011	F-26
Notes to Consolidated Financial Statements

Gilman Ciocia, Inc.

 NATIONAL HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31, 2013	September 30, 2012
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$13,496,000	$7,934,000
Deposit with clearing organizations	1,107,000	1,107,000
Receivables from broker-dealers and clearing organizations	3,572,000	3,650,000
Other receivables, net of allowance for uncollectible accounts	747,000	147,000
Advances to registered representatives - Current portion	215,000	249,000
Securities owned: marketable – at market value	2,072,000	696,000
Securities owned: non-marketable – at fair value	423,000	56,000
Other assets	907,000	520,000
Total Current Assets	22,539,000	14,359,000

Advances to registered representatives - Long term portion	531,000	641,000
Fixed assets, net	474,000	662,000
Intangible assets, net	155,000	466,000
Other assets	155,000	461,000
Total Assets	$23,854,000	$16,589,000

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable, accrued expenses and other liabilities	$12,421,000	$11,297,000
Payable to broker-dealers and clearing organizations	13,000	119,000
Securities sold, but not yet purchased, at market	213,000	1,000
Convertible notes payable	-	6,800,000
Subordinated borrowings - Related party	-	1,000,000
Total Current Liabilities	12,647,000	19,217,000

Accrued expenses and other liabilities - Long term portion	236,000	263,000

Total Liabilities	12,883,000	19,480,000

National Holdings Corporation Stockholders' Equity (Deficit)
Series C and D, convertible preferred stock, $0.01 par value, 10,000,000 shares authorized, 0 issued and outstanding at March 31, 2013 and 94,169 at September 30, 2012	-	6,156,000
Common stock, $.02 par value, 150,000,000 shares authorized; 89,016,988 and 26,567,193 shares issued and outstanding at March 31, 2013 and September 30, 2012	1,780,000	531,000
Additional paid-in capital	64,496,000	46,184,000
Accumulated deficit	(55,326,000)	(55,780,000)
Total National Holdings Corporation Stockholders' Equity (Deficit)	10,950,000	(2,909,000)

Non Controlling Interest	21,000	18,000

Total Stockholders' Equity (Deficit)	10,971,000	(2,891,000)

Total Liabilities and Stockholders' Equity (Deficit)	$23,854,000	$16,589,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NATIONAL HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three-month Period Ended March 31,		Six-month Period Ended March 31,
	2013	2012	2013	2012
Revenues
Commissions	$20,769,000	$20,484,000	$36,809,000	$33,687,000
Net dealer inventory gains	4,310,000	3,686,000	6,912,000	6,762,000
Investment banking	2,334,000	4,232,000	4,389,000	8,987,000
Interest and dividends	1,004,000	663,000	2,050,000	1,366,000
Transfer fees and clearing services	2,033,000	2,141,000	4,040,000	3,971,000
Investment advisory fees and other income	2,499,000	2,003,000	5,193,000	3,835,000
Total Revenues	32,949,000	33,209,000	59,393,000	58,608,000

Operating Expenses
Commissions, compensation and fees	28,329,000	29,682,000	51,164,000	52,412,000
Clearing fees	575,000	374,000	997,000	834,000
Communications	1,149,000	1,162,000	2,267,000	2,362,000
Occupancy, equipment and other administrative costs	981,000	1,345,000	1,754,000	2,206,000
Professional fees	764,000	643,000	1,535,000	1,174,000
Interest	66,000	276,000	230,000	552,000
Taxes, licenses, registration	369,000	440,000	777,000	803,000
Total Operating Expenses	32,233,000	33,922,000	58,724,000	60,343,000

Net Income (Loss) from Operations	716,000	(713,000)	669,000	(1,735,000)

Other Expenses
Loss on disposition of unconsolidated joint venture	-	(1,051,000)	-	(1,051,000)
Loss on investment in unaffiliated entity	(162,000)	-	(162,000)	-
Income tax expense - Current	(60,000)	-	(60,000)	-
Total Other Expenses	(222,000)	(1,051,000)	(222,000)	(1,051,000)

Net income (loss) before non-controlling interest	494,000	(1,764,000)	447,000	(2,786,000)
Non-controlling interest	-	4,000	7,000	17,000
Net income (loss)	494,000	(1,760,000)	454,000	(2,769,000)

Preferred stock dividends	-	-	-	(93,000)

Net income (loss) attributable to common stockholders	$494,000	$(1,760,000)	$454,000	$(2,862,000)

Diluted:
Net income (loss) attributable to common stockholders	$0.01	$(0.07)	$0.01	$(0.12)
Net income (loss) attributable to common stockholders: Diluted	$0.01	$(0.07)	$0.01	$(0.12)

Weighted average number of shares outstanding: Basic	72,232,218	26,088,530	49,289,601	23,855,581
Weighted average number of shares outstanding: Diluted	74,743,336	26,088,530	55,324,608	23,855,581

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NATIONAL HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

YEAR ENDED SEPTEMBER 30, 2012 (Audited) and QUARTER ENDED MARCH 31, 2013 (Unaudited)

	Preferred Stock C		Preferred Stock D		Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares		Shares		Shares		Capital	Deficit	(Deficit)
BALANCE, September 30, 2011	34,169	$2,551,000	60,000	$3,605,000	20,488,642	$409,000	$45,066,000	$(53,128,000)	$(1,497,000)

Issuance of Series A Preferred Dividends	-	-	-	-	-	-	715,000	(715,000)	-

Issuance of shares of common stock pursuant to the conversion of Series A Preferred Stock	-	-	-	-	4,141,826	83,000	(83,000)	-	-

Fair value of stock options	-	-	-	-	-	-	10,000	-	10,000

Issuance of shares of common stock pursuant to satisfy certain liabilities	-	-	-	-	1,967,042	39,000	476,000	-	515,000

Net loss	-	-	-	-	-	-	-	(1,937,000)	(1,937,000)
BALANCE, September 30, 2012	34,169	2,551,000	60,000	3,605,000	26,597,510	531,000	46,184,000	(55,780,000)	(2,909,000)

Issuance of shares of common stock pursuant to the conversion of Series C Preferred Stock	(34,169)	(2,551,000)	-	-	3,416,692	68,000	2,483,000	-	-

Issuance of shares of common stock pursuant to the conversion of Series D Preferred Stock	-	-	(60,000)	(3,605,000)	6,000,000	120,000	3,485,000	-	-

Issuance of shares of common stock pursuant to the conversion of Convertible Preferred Debt	-	-	-	-	10,000,000	200,000	4,800,000	-	5,000,000

Issuance of common stock in private placement	-	-	-	-	29,451,590	589,000	7,837,000	-	8,426,000

Issuance of shares of common stock pursuant to the conversion of Warrants	-	-	-	-	12,951,196	260,000	(260,000)	-	-

Issuance of shares to satisfy claims	-	-	-	-	600,000	12,000	113,000	-	125,000

Distribution to non-controlling interest	-	-	-	-	-	-	(146,000)	-	(146,000)

Net income	-	-	-	-	-	-	-	454,000	454,000
BALANCE, March 31, 2013	-	$-	-	$-	89,016,988	$1,780,000	$64,496,000	$(55,326,000)	$10,950,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NATIONAL HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-month period ended March 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$454,000	$(2,769,000)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Depreciation and amortization	535,000	599,000
Amortization of forgivable loans to brokers	135,000	143,000
Loss on disposition of unconsolidated joint venture	-	1,051,000
Amortization of note discount	-	198,000
Fair value of options	-	10,000
Provision bad debt	(97,000)	109,000
Net realized and unrealized loss (gain) on securities	(18,000)	53,000
Non-controlling interest	(7,000)	(17,000)
Changes in assets and liabilities
Deposits with clearing organizations	-	50,000
Receivables from broker-dealers, clearing organizations and others	78,000	(807,000)
Other receivables	(503,000)	(99,000)
Advances to registered representatives	9,000	50,000
Securities owned: marketable, at market value	(1,358,000)	(479,000)
Securities owned: non-marketable, at fair value	(367,000)	(34,000)
Other assets	(81,000)	(139,000)
Accounts payable, accrued expenses and other liabilities	1,092,000	4,923,000
Payable to broker-dealers and clearing organizations	(106,000)	18,000
Securities sold, but not yet purchased, at market	212,000	(2,000)
Net cash (used in) provided by operating activities	(22,000)	2,858,000

CASH FLOWS FROM INVESTING ACTIVITIES
Capital contribution to unconsolidated joint venture	-	(550,000)
Purchase of fixed assets	(36,000)	(93,000)
Net cash used in investing activities	(36,000)	(643,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of subordinated borrowings	-	(60,000)
Repayment of notes payable	(2,800,000)	(3,000,000)
Proceeds from issuance of convertible notes payable	-	3,100,000
Proceeds from issuance of common stock	8,420,000	-
Net cash provided by financing activities	5,620,000	40,000

NET INCREASE IN CASH	5,562,000	2,255,000

CASH BALANCE
Beginning of the period	7,934,000	6,698,000
End of the period	$13,496,000	$8,953,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$333,000	$240,000
Income taxes	$-	$-
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Preferred stock dividends	$-	$715,000
Deemed distribution to noncontrolling interest	$146,000	$-
Fair value of shares of common stock to satisfy liabilities	$125,000	$450,000
Conversion of Preferred Stock to shares of common stock	$6,156,000	$83,000
Conversion of convertible debt to shares of common stock	$5,000,000	$-
Conversion of warrants to shares of common stock	$259,000	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NATIONAL HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2013

(UNAUDITED)

NOTE 1. BASIS OF PRESENTATION AND CAPITALIZATION

The accompanying consolidated financial statements of National Holdings Corporation (“National” or the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) for interim financial statements and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required for annual financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  The consolidated financial statements as of March 31, 2013 and for the six months ended March 31, 2013 and 2012 are unaudited.  The results of operations for the interim periods are not necessarily indicative of the results of operations for the fiscal year 2013. The accompanying consolidated financial information should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2012.

Capitalization

On January 25, 2013, the Company issued 29,450,000 shares of the Company’s common stock in a private placement transaction for gross proceeds of approximately $8.8 million. The Company used the proceeds from the issuance of the shares to repay certain outstanding indebtedness and for general corporate, working capital, and net capital purposes and associated and costs and fees relating to the transaction.

During January 2013, the Company issued 10,000,000 shares of its common stock in satisfaction of obligations under convertible notes aggregating $5,000,000 and paid off senior subordinated notes payable of $2,800,000.

In addition, as a result of the aforementioned improvement in working capital and pursuant to a discussion with the Company’s current Independent Registered Accounting Firm (“Auditors”), subject to an audit of the Company’s financial statements for the year end September 30, 2013, the Company believes that it has successfully mitigated any substantial doubt about its ability to continue as a going concern.

NOTE 2. CONSOLIDATION

The consolidated financial statements include the accounts of National and its wholly owned subsidiaries. National operates primarily through National Securities Corporation (“National Securities”), vFinance Investments, Inc. (“vFinance Investments”) (collectively, the “Broker-Dealer Subsidiaries”). The Broker-Dealer Subsidiaries conduct a national securities brokerage business through its main offices in New York, New York, Boca Raton, Florida, and Seattle, Washington. In December 2012, the Company filed for the withdrawal of Registration of Equity Station as a broker dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA"). In February 2013 FINRA approved the withdrawal of registration by EquityStation as a broker-dealer. Prior to the request for withdrawal being filed, the Company requested and received permission from FINRA for all of the business of Equity Station be transferred to vFinance Investments, Inc. to allow for further consolidation of operations and thus cost savings. This transfer of business was completed in December 2012.

Through its Broker-Dealer Subsidiaries, the Company (1) offers full service retail brokerage to approximately 39,000 high net worth individual and institutional clients, (2) provides investment banking, merger and acquisition and advisory services to micro, small and mid-cap high growth companies, and (3) engages in trading securities, including making markets in over 5,800 securities, providing liquidity in both foreign and domestic issues on a variety of exchanges and also providing execution and technical analysis in the United States Treasury marketplace. The Broker-Dealer Subsidiaries are introducing brokers and clear all transactions through clearing organizations on a fully disclosed basis. They are registered with the SEC, are members of the FINRA, Securities Investor Protection Corporation ("SIPC") and are also members of the National Futures Association ("NFA").

Our wholly owned subsidiary, National Asset Management, Inc., a Washington corporation ("NAM"), is a federally-registered investment adviser providing asset management advisory services to high net worth clients for a fee based upon a percentage of assets managed.

Our wholly owned subsidiary, National Insurance Corporation, a Washington corporation ("National Insurance"), provides fixed insurance products to its clients, including life insurance, disability insurance, long term care insurance and fixed annuities.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of the unaudited consolidated financial statements in conformity with US GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates estimates, including those related to revenue and related expense recognition, asset impairment, valuation of accounts receivable, valuation of financial derivatives, contingent consideration obligations, contingencies and litigation, valuation and recognition of share-based payments, dividends and income taxes. These accounting policies are stated in the notes to the audited consolidated financial statements for the fiscal year ended September 30, 2012, contained in the Annual Report on Form 10-K as filed with the SEC. These estimates are based on the information that is currently available and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions and the differences may be material to the unaudited condensed consolidated financial statements. Furthermore, the Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. The Company has established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings where necessary. In establishing these liabilities, management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. As of March 31, 2013 and September 30, 2012, we accrued approximately $536,000 and $338,000 respectively for these matters. These claims may be covered by our errors and omissions insurance policy. While we will vigorously defend ourselves in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Reclassifications

Certain items in the 2012 financial statements have been reclassified to conform to the presentation in the 2013 financial statements.  Such reclassifications did not have a material impact on the presentation of the overall financial statements.

Revenue Recognition

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it may or may not make a market, and charges commissions based on the services the Company provides to its customers.  In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down.  The Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission.  Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers.  In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by FINRA.

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transaction on margin are charged interest. The Company’s margin requirements are in accordance with the terms and conditions mandated by its clearing firms, National Financial Services LLC (“NFS”), COR Clearing (“COR”) (formerly known as Legent Clearing LLC), ICBC, formerly known as Fortis Securities, LLC (“ICBC”), Rosenthal Collins Group, LLC. (“Rosenthal”) and R.J. O’Brien (“RJO”). The interest is billed on the average daily balance of the margin account.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.  Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company.  Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses.  Net trading profits are recorded on a trade date basis.

Transfer fees and clearing services are fees charged to the broker on customer’s security transactions and are recognized as of the trade date.

Investment advisory fees are derived from account management and investment advisory services provided to high net worth clients. These fees are determined based on a percentage of the customers assets under management, may be billed monthly or quarterly and recognized when collected. Other income consists of miscellaneous fees charged to both, customers and independent contractors, for services rendered.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

Fixed Assets

Fixed assets are recorded at cost.  Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years.  Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases.  Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized.  When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse.  A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or all of the deferred tax asset may not be realized.

Fair Value of Financial Instruments

The Company uses FASB Accounting Standards Codification 820-Pursuant to Fair Value Measurements and Disclosures, or ASC 820, for assets and liabilities measured at fair value on a recurring basis which establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company had securities owned- nonmarketable including warrants and restricted stock it received as partial compensation from clients for investment banking services and subordinated borrowings as Level 2 assets and liabilities as of March 31, 2013 and September 30, 2012. The carrying amounts of deposit with clearing organizations, receivables from broker dealers and clearing organizations, other receivables, advances to registered representatives, accounts payable, accrued expenses, and other liabilities, payable to broker dealers and clearing organizations at March 31, 2013 and September 30, 2012 approximated their respective fair value based on the short-term nature maturity of these items.  The carrying amounts of the convertible promissory notes at September 30, 2012 approximated their respective fair value based on the Company’s incremental borrowing rate.

Cash and cash equivalents include money market securities that are considered to be highly liquid and easily tradable as of March 31, 2013 and September 30, 2012, respectively. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

Warrants issued by clients to the Company as partial compensation for banking services are not readily convertible to cash pursuant to ASC 605-10-20. Accordingly, they are classified as non-marketable securities. Once the securities underlying the warrants have quoted prices available in an active market that can rapidly absorb the quantity held by the Company without significantly affecting the price, the Company attributes a value to the warrants using the respective price of the warrants and the quoted prices of the securities underlying the warrants and other key inputs.

The Company relies on ASC 940-820 to determine the fair value of its marketable and nonmarketable securities. The Company evaluates the fair value of such instruments based on the following factors:

Financial standing, economic conditions, and refinancing risk of the issuer, cost at the date of purchase, liquidity of the market of the securities, if any, reported prices, and pricing by other dealer in the issuer or similar securities.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment at least once a year or earlier if circumstances and situations change such that there is an indication that the carrying amounts may not be recovered, in accordance with professional standards. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset.

Common Stock Purchase Warrants

The Company accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with professional standards for "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". In accordance with professional standards, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

The Company assessed the classification of its financial instruments as of March 31, 2013, which consist of common stock purchase warrants, and determined that such warrants were equity contracts.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with professional standards for “Accounting for Derivative Instruments and Hedging Activities”.

Professional standards generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with professional standards for “Accounting for Convertible Securities with Beneficial Conversion Features,” as those professional standards pertain to “Certain Convertible Instruments.” Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.

The Company evaluated the terms of the Series C and D Preferred Stock at September 30, 2012 to determine whether they should be classified as a liability, temporary equity, or permanent equity and whether their conversion options should be bifurcated and accounted for as derivatives. The terms of their Series C and D provide for the following among other things: they are convertible at the holder’s option to a fixed number of shares of common stock of the Company at the classification dates and they are not redeemable. The characteristics of the common stock that is issuable upon a holder’s exercise of the conversion option of the convertible preferred stock are deemed to be clearly and closely related to the characteristics of the Company’s common stock. Additionally, the Company’s conversion options, if free standing, would not be considered derivatives subject to the accounting guidelines prescribed in accordance with professional standards. As of March 31, 2013 the Company no longer had any convertible debt instruments outstanding.

Net Income (Loss) per Common Share

Basic net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding.  Diluted net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding plus the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted.

	Three months ended		Six months ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Numerator:
Net income (loss)	$494,000	$(1,760,000)	$454,000	$(2,769,000)
Preferred stock dividends	-	-	-	(93,000)
Numerator for basic earnings per share- Income (loss) attributable to common stockholders - as adjusted	494,000	(1,760,000)	454,000	(2,862,000)
Numerator for diluted earnings per share-net Income (loss) attributable to common stockholders - as adjusted	$494,000	$(1,760,000)	$454,000	$(2,862,000)

Denominator:

Denominator for basic earnings per share--weighted average shares	72,232,218	26,088,530	49,289,601	23,855,581
Effect of dilutive securities:
Stock options	-	-	-	-
Warrants	-	-	-	-
Dilutive potential common shares	2,511,118	-	6,035,007	-
Denominator for diluted earnings per share--adjusted weighted-average shares and assumed conversions	74,743,336	26,088,530	55,324,608	23,855,581

Income (loss) per share:
Net income (loss) available to common stockholders
Basic	$0.01	$(0.07)	$0.01	$(0.12)

Diluted	$0.01	$(0.07)	$0.01	$(0.12)

The weighted-average anti-dilutive common share equivalents are as follows:

	Three month period ended		Six month period ended
	March 31,		March 31,
	2013	2012	2013	2012
Series A Preferred Stock	-	-	-	1,842,000
Series C and D Preferred Stock	-	9,416,692	-	9,416,692
Convertible notes payable	811,480	3,443,889	7,850,828	3,409,065
Options	1,065,000	2,809,611	1,147,334	3,143,164
Warrants	6,813,152	14,842,941	10,703,047	14,884,607
Attributable to common stockholders - as adjusted	8,689,632	30,513,133	19,701,209	32,695,528

 The anti-dilutive common shares outstanding at March 31, 2013 and 2012 are as follows:

	March 31,
	2013	2012
Series A Preferred Stock	-	-
Series C Preferred Stock	-	3,416,692
Series D Preferred Stock	-	6,000,000
Convertible notes payable	-	7,700,000
Options	1,000,000	2,544,910
Warrants	1,909,550	14,717,941
Attributable to common stockholders - as adjusted	2,909,550	34,379,543

Stock-Based Compensation

ASC Topic 718 accounting for “Share Based Payment” addresses all forms of share based payment (“SBP”) awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under Topic 718, SBP awards result in a charge to operations measured at fair value on the awards grant date, based on the estimated number of awards expected to vest over the service period.

The Company has historically used the Black-Scholes option valuation model to estimate the fair value of any options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. For example, the expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the options granted. Options issued under the Company's option plans have characteristics that differ from traded options.

As of March 31, 2013, the Company had no unamortized compensation cost related to non-vested options.

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company’s business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company primarily uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses three clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client’s account. The Company’s exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company’s clients. It is the Company’s policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying consolidated statements of financial condition, and/or (iii) charged as an expense in the accompanying consolidated statements of operations, based on the particular facts and circumstances.

The Company maintains cash with major financial institutions. All interest bearing accounts are insured up to $250,000.

Other Receivables

The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for doubtful accounts reflects the amount of loss that can be reasonably estimated by management, and if any, is included in Occupancy, equipment and other administrative costs in the accompanying consolidated statements of operations.

Advances to Registered Representatives

Advances are given to certain registered representatives as an incentive for their affiliation with the Broker-Dealer Subsidiaries. The representative signs an independent contractor agreement with the Broker-Dealer Subsidiaries for a specified term, typically a three-year period. The advance is then amortized on a straight-line basis or based on a percentage of production over the life of the broker’s agreement with the Broker-Dealer Subsidiaries, and is included in commission expense in the accompanying consolidated statements of operations. In the event a representative’s affiliation terminates prior to the fulfillment of their contract, the representative is required to repay the unamortized balance.

Securities Owned

Marketable securities which consist of publicly traded unrestricted common stock and bonds are valued at the closing price on the valuation date. Non-marketable securities which consist partly of restricted common stock and of non-tradable warrants exercisable into freely trading common stock of public companies are carried at market value or as required, at fair value as determined in good faith by management.

Other Assets

Other assets consist primarily of prepaid expenses and lease deposits.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. ASC 450-10, Accounting for Contingencies, requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our results of operations, financial position, or our cash flows.

Recent Accounting Guidance Adopted

In July 2012, the FASB issued ASU No. 2012-02, Testing indefinite-lived intangible assets for impairment. The update aims to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. This guidance was effective for the Company beginning on October 1, 2012. The adoption of this accounting guidance did not have a material impact on the Company’s financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about offsetting assets and liabilities, an accounting update that creates new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the statement of financial condition or subject to an enforceable master netting arrangement or similar arrangement. The disclosure requirements are effective for the Company beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company’s consolidated statements of income or financial condition.

In September 2011, the FASB issued Accounting Standard Update (“ASU”) No. 2011-08, Testing Goodwill for Impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The new guidance was effective for the Company beginning October 1, 2012 and did not have material impact on the Company’s financial statements upon adoption.

Recent Accounting Guidance Not Yet Adopted

In February 2013, the FASB issued Accounting Standard Update (“ASU”) No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. The Update provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The guidance in this Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following:

a. The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors

b. Any additional amount the reporting entity expects to pay on behalf of its co-obligors.

The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The new guidance will be effective for the Company beginning January 1, 2014. Earlier adoption is permitted.  The Company believes that the new guidance will not have any material impact on the Company’s financial statements upon adoption.

NOTE 4. CLEARING AGREEMENTS

On February 1, 2010, National Securities and vFinance Investments entered into separate but coterminous clearing agreements with National Financial Services, LLC with a termination date of February 1, 2015. The clearing agreement includes a termination fee if either broker dealer terminates the agreement without cause. The Broker-Dealer Subsidiaries currently have clearing agreements with NFS, COR, ICBC, Rosenthal and RJO.

NOTE 5. BROKER-DEALERS AND CLEARING ORGANIZATIONS RECEIVABLES AND PAYABLES

At March 31, 2013 and September 30, 2012, the receivables of $3,572,000 and $3,650,000, respectively, from broker-dealers and clearing organizations represent net amounts due for fees and commissions. At March 31, 2013 and September 30, 2012, the amounts payable to broker dealers and clearing organizations of $13,000 and $119,000, respectively, represent amounts owed to clearing firms or other broker dealers for fees on transactions.

NOTE 6. OTHER RECEIVABLES

At March 31, 2013 and September 30, 2012, the Company had other receivables net of allowance for uncollectable accounts of $747,000 and $147,000, respectively, primarily from underwriting and management fees from investment banking transactions that the Company participated in.

NOTE 7. ADVANCES TO REGISTERED REPRESENTATIVES

The following table sets forth advances to registered representatives for the quarter ended March 31, 2013:

Advances to Registered Representative
Balance, December 31, 2012	$833,000
Advances	60,000
Amortization or repayment of advances	(147,000)
Balance, March 31, 2013	$746,000

There were no unamortized advances outstanding attributable to registered representatives who ended their affiliation with National Securities prior to the fulfillment of their obligation.

NOTE 8. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED AT FAIR VALUE

The following tables show the fair market values of securities owned by the Company, and securities sold but not yet purchased by the Company as of March 31, 2013 and September 30, 2012:

Fair Value Measurements

As of March 31, 2013
Securities owned at fair value	Level 1	Level 2	Level 3	Total

Corporate stocks	$53,000	146,000	-	$199,000
Government obligations	2,019,000	-	-	2,019,000
Restricted stock and warrants	-	277,000	-	277,000
	$2,072,000	$423,000	$-	$2,495,000

Securities sold, but not yet purchased at fair value	Level 1	Level 2	Level 3	Total

Corporate stocks	$11,000	-	-	$11,000
Government obligations	202,000	-	-	202,000
	$213,000	$-	$-	$213,000

As of September 30, 2012
Securities owned at fair value	Level 1	Level 2	Level 3	Total

Corporate stocks	$18,000	-	-	$18,000
Government obligations	678,000	-	-	678,000
Restricted stock	-	56,000	-	56,000
	$696,000	$56,000	$-	$752,000

Securities sold, but not yet purchased at fair value	Level 1	Level 2	Level 3	Total

Corporate stocks	$1,000	-	-	$1,000
Government obligations	-	-	-	-
Restricted stock	-	-	-	-
	$1,000	$-	$-	$1,000

As of March 31, 2013 the Company owned approximately 1,457,700 shares of common stock (“shares”) of a developmental stage company. The shares are included in Securities owned at fair value and are reflected as a Level 2 asset within corporate stocks above. The Company has determined that the fair market value of the shares is $.10 per share which is lower than the quoted market price of $0.36 per share as of March 31, 2013 for the following reasons: i.) the limited number of bids it could get for the entire position in one sale transaction, ii.) the timeframe to liquidate the Company’s position in the shares could be one to two years based on the weighted average number of shares that are traded on a daily basis, and iii.) an attempt by the Company to sell the entire position in the open market would most likely have a material adverse impact on the current market trading price of the shares.

NOTE 9. FIXED ASSETS

Fixed assets as of March 31, 2013 and September 30, 2012, respectively, consist of the following:

Asset Type	March 31, 2013	September 30, 2012

Equipment	$2,656,000	$2,620,000
Furniture and Fixtures	491,000	491,000
Leasehold improvements	922,000	922,000
Capital Leases (primarily composed of computer equipment)	2,510,000	2,510,000
Total fixed assets	6,579,000	6,543,000
Less Accumulated Depreciation	(6,105,000)	(5,881,000)
Fixed assets net of accumulated depreciation	$474,000	$662,000

Depreciation expense for the three months ended March 31, 2013 and 2012 was $110,000 and $140,000, respectively.

NOTE 10. INTANGIBLE ASSETS

The adjusted carrying basis of its intangible assets was $155,000 at March 31, 2013, which will be fully amortized in the quarter ended June 30, 2013. Amortization of the Company’s intangible asset amounted to $310,000 during the six month period ended March 31, 2013 and 2012.

NOTE 11. OTHER ASSETS

Other assets consist of the following:

	March 31, 2013	September 30, 2012
Pre-paid expenses	$767,000	$520,000
Deposits	295,000	304,000
Investments in unaffiliated entity	-	157,000
Total	$1,062,000	$981,000

NOTE 12. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities consist of the following:

	March 31, 2013	September 30, 2012
Commissions payable	$8,679,000	$7,151,000
Deferred clearing fee credits	112,000	112,000
Telecommunication vendors payable	114,000	75,000
Legal fees payable	656,000	418,000
Deferred rent payable	212,000	241,000
Accrued compensation	2,000	24,000
Capital lease liability	136,000	171,000
Other vendors	2,510,000	3,105,000
Short-term portion	$12,421,000	$11,297,000
Long-term portion	$236,000	$263,000
Total	$12,657,000	$11,560,000

NOTE 13. CONVERTIBLE NOTES PAYABLE

June 2008 Convertible Note Payable

On June 30, 2008, the Company completed a financing transaction under which the Company issued a convertible promissory note in the principal amount of $3.0 million, with a warrant to purchase 468,750 shares of common stock at an exercise price of $2.00 per share. The promissory note matured in June 2012. The Company recorded a debt discount for the beneficial conversion feature of the instrument. These amounts, totaling approximately $789,000, were recorded as a debt discount charged to interest expense over the life of the promissory note. The Company satisfied $1.2 million of its obligations under this note in September 2012. The remaining $1.8 million principal was due in January 2013 and was satisfied by the Company on January 31, 2013.

2012 Convertible Notes Payable

In March, April and September 2012, the Company completed the issuance of convertible notes payable for $3,300,000, $700,000 and $1,000,000, respectively. The notes bear interest at 6% per annum. As amended in September 2012, the notes mature on the earlier of 1) 10 business days after delivery by the holder of the note of a notice to maturity, which notice may not be issued prior to August 14, 2013 (which date shall be extended to March 31, 2015 if the Company completes a restructuring of its capital in a manner satisfactory to the holder) or 2) March 31, 2015. The notes cumulatively are convertible into 100,000 shares of the Company's Series E Preferred Stock. Upon conversion, the holders will also receive 10,000,000 warrants, exercisable at $0.50 per share of the Company's common stock. The 2012 Convertible Notes Payable were secured by any net proceeds received by the Company, after paying any senior indebtedness, in the event any holder of such senior indebtedness forecloses on the common stock of National Asset Management, Inc. The $5,000,000 in convertible notes was converted to common stock on January 25, 2013.

The following table summarizes the convertible notes payable:

	March 31, 2013	September 30, 2012
10% Convertible note payable	$-	$1,800,000
6% Convertible note payable	-	5,000,000
Total	$-	$6,800,000

The Company incurred interest expense related to its convertible notes of approximately $44,000 and $150,000 for the fiscal quarters ended March 31, 2013 and March 31, 2012, respectively and $575,000 for the fiscal year ended September 30, 2012. The convertible notes were paid off in January 2013 as part of the recapitalization.

NOTE 14. SUBORDINATED BORROWINGS

Subordinated Note

In September 2012, the Company generated proceeds of $1 million by issuing a subordinated note payable to one of its directors. This subordinated note was repaid in January 2013 as part of the recapitalization.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Litigation and Regulatory Matters

The Company has been named as a defendant in various legal actions, substantially all of which are arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a legal liability when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

The Company records legal reserves and related insurance recoveries for significant or unusual cases on a gross basis.

The Company is subject to and maintains insurance coverage for claims and lawsuits in the ordinary course of business, such as customer complaints or disclosures about risks with securities purchased, as well as various arbitrations and other litigation matters.

Defense costs are expensed as incurred and classified as professional services within the unaudited condensed consolidated statements of income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters. In connection with various acquisitions, and pursuant to the purchase and sale agreements, the Company has received third-party indemnification for certain legal proceedings and claims. Some of these matters have been defended and paid directly by the indemnifying party.

The Company believes, based on the information available at this time, after consultation with counsel, consideration of insurance, if any, and indemnifications provided by the third-party indemnitors, that the outcomes of any legal proceedings will not have a material adverse impact on the unaudited condensed consolidated statements of income,  financial condition or cash flows.

As of March 31, 2013, the Company and its subsidiaries are defendants in arbitrations and administrative proceedings, lawsuits and claims, which are routine and incidental to our business, alleging specified damages of approximately $16,200,000. The Company estimates, to the extent that it can, that based on discussions with legal counsel and prior experience, its aggregate liability from these pending actions may exceed $600,000 (exclusive of fees, costs and unspecified punitive damages related to certain claims and inclusive of expected insurance coverage). These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and based on discussions with counsel believes that the eventual outcome of these matters will not have a material adverse effect on the Company. However, the ultimate outcome of these matters cannot be determined at this time. The amounts related to such matters that are reasonably estimable and which have been accrued at March 31, 2013 and September 30, 2012, are $536,000 and $338,000 (inclusive of legal fees and estimated claims), respectively, and have been included in "Accounts Payable, Accrued Expenses and Other Liabilities" in the accompanying consolidated statements of financial condition. The Company has included in "Professional fees" litigation and FINRA related expenses of $334,000 and $238,000 for the three-month periods ended March 31, 2013 and 2012, respectively.

NOTE 16. NET CAPITAL REQUIREMENTS

National Securities, as a registered broker-dealer, is subject to the SEC’s Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. National Securities has elected to use the alternative standard method permitted by the rule. This requires that National Securities maintain minimum net capital equal to the greater of $250,000 or a specified amount per security based on the bid price of each security for which National Securities is a market maker. At March 31, 2013, National Securities had net capital of approximately $2,378,000 which exceeded its requirement by approximately $2,128,000.

vFinance Investments, a registered broker-dealer, is subject to the SEC’s Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital and is also required to maintain a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1 (and the rule of the “applicable” exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2013, vFinance Investments had net capital of approximately $1,845,000, which was approximately $845,000 in excess of its required net capital of $1,000,000, and its percentage of aggregate indebtedness to net capital was 101%.

Advances, dividend payments and other equity withdrawals from the Company’s Broker-Dealer Subsidiaries are restricted by the regulations of the SEC, and other regulatory agencies. These regulatory restrictions may limit the amounts that a subsidiary may dividend or advance to the Company.

NOTE 17. INCOME TAXES

During the six-month period ended March 31, 2013 , the Company recognized $60,000 of income tax expense and corresponding  income tax payable related to a tax position in its 2008 consolidated federal income tax return which is under examination by the Internal Revenue Service. While the matter has not been settled, the Company believes that, as of March 31, 2013, it is more probable than possible that the Company will be liable for such amount. The Company’s tax returns for tax years 2009 and later could also be subject to review by the IRS, however to date, no such notice has been received. The Company does not believe that it has any other uncertain tax positions which would require recognition and measurement as of March 31, 2013.

NOTE 18. STOCKHOLDERS’ EQUITY

Shares Authorized

The Company’s authorized number of shares of common stock is 150,000,000, and its authorized number of shares of preferred stock is 10,000,000. Additionally, the Company has authorized 50,000 shares of Series A Preferred Stock, 34,500 shares of Series C Preferred Stock, 100,000 shares of Series D Preferred Stock, and 200,000 shares of Series E Preferred Stock.

Recapitalization

On January 25, 2013, the Company issued approximately 29,450,000 shares of its common stock for an aggregate purchase price of approximately $8.8 million, excluding financing costs of $374,000.

On January 24, 2013, the Company issued 9,416,691 shares of its common stock in connection with the conversion of 34,169 and 60,000 shares of Series C and D Preferred Stock, respectively.

During January 2013, the Company issued 10,000,000 shares of its common stock in satisfaction of obligations under convertible notes aggregating $5,000,000.

On January 24, 2013, the Company issued to certain holders of warrants 12,951,196 shares of common stock in consideration of the cancellation of 17,426,187 warrants. These warrants were originally issued in connection with the Company’s issuance of shares of its Series C, D, and E Convertible Preferred Stock. The remaining Series C holder holds 1,990,505 warrants.

Issuance of shares of common stock to satisfy certain liabilities

During February 2013, the Company issued 600,000 shares of its common stock to satisfy certain liabilities. The value of the shares amounted to $125,000 and was based on the Company’s quoted price on the OTC at the date of settlement.

NOTE 19. SUBSEQUENT EVENTS

In April 2013, the Company renegotiated the lease for its space in Boca Raton Florida. The new lease calls for the return of approximately 5,579 square feet of space prior to August 31, 2013, leaving 11,510 square feet through the new expiration on August 31, 2021. The lease also calls for the reduction of base rent beginning September 1, 2015.

In May 2013, the Company signed a new lease to replace its present Manhattan Headquarters with a new space in Midtown Manhattan. The Company will be downsizing its footprint from its present 19,872 square feet to 11,885 square feet, effective August 31, 2013.This lease terminates on October 30, 2018.

Future annual minimum payments required under operating lease obligations at March 31, 2013 are as follows:

Fiscal Year	Minimum Payment

2013	$159,000
2014	$887,000
2015	$896,000
2016	$795,000
Thereafter	$2,291,500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

National Holdings Corporation

We have audited the accompanying consolidated statements of financial condition of National Holdings Corporation and Subsidiaries (the "Company") as of September 30, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Holdings Corporation and Subsidiaries as of September 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses and has a working capital deficit as of September 30, 2012, as more fully described in Note 1. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sherb & Co., LLP Certified Public Accountants

Boca Raton, Florida

December 27, 2012

NATIONAL HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$7,934,000	$6,698,000
Deposit with clearing organizations	1,107,000	1,157,000
Receivables from broker-dealers and clearing organizations	3,650,000	2,714,000
Other receivables, net of allowance for uncollectible accounts	147,000	299,000
Advances to registered representatives - Current portion	249,000	719,000
Securities owned: marketable – at market value	696,000	454,000
Securities owned: nonmarketable – at fair value	56,000	24,000
Other assets	520,000	677,000
Total Current Assets	14,359,000	12,742,000

Advances to registered representatives - Long term portion	641,000	233,000
Fixed assets, net of accumulated depreciation	662,000	974,000
Intangible assets, net	466,000	1,087,000
Investment in unconsolidated joint venture	-	1,051,000
Other assets	461,000	274,000
Total Assets	$16,589,000	$16,361,000

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable, accrued expenses and other liabilities	$11,297,000	$10,754,000
Payable to broker-dealers and clearing organizations	119,000	139,000
Securities sold, but not yet purchased, at market	1,000	2,000
Convertible notes payable, net of debt discount	6,800,000	5,753,000
Subordinated borrowings - Related party	1,000,000	-
Subordinated borrowings	-	100,000
Total Current Liabilities	19,217,000	16,748,000

Accrued expenses and other liabilities - Long term portion	263,000	1,078,000

Total Liabilities	19,480,000	17,826,000

National Holdings Corporation Stockholders' Deficit
Series A 9% cumulative convertible preferred stock, $.01 par value, 50,000 shares authorized; 46,050 shares issued and outstanding (liquidation preference: $4,605,000) and 42,957 shares issued and outstanding (liquidation preference: $4,295,700) , respectively	-	-
Series C and D, convertible preferred stock, $0.01 par value, 10,000,000 shares authorized, 94,169 issued and outstanding	6,156,000	6156000
Common stock, $.02 par value, 150,000,000 shares authorized; 26,555,572 shares issued and outstanding,at September 30, 2012 and 20,446,704 issued and outstanding at September 30, 2011	531,000	409,000
Additional paid-in capital	46,184,000	45,066,000
Accumulated deficit	(55,780,000)	(53,128,000)
Total National Holdings Corporation Stockholders' Deficit	(2,909,000)	(1,497,000)

Non-Controlling Interest	18,000	32,000

Total Stockholders Deficit	(2,891,000)	(1,465,000)

Total Liabilities and Stockholders' Deficit	$16,589,000	$16,361,000

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2012	2011
Revenues
Commissions	$70,301,000	$85,296,000
Net dealer inventory gains	14,427,000	14,261,000
Investment banking	15,390,000	6,930,000
Total commission and fee revenues	100,118,000	106,487,000

Interest and dividends	2,996,000	3,586,000
Transfer fees and clearing services	7,196,000	8,528,000
Investment advisory fees	8,092,000	7,567,000
Other	246,000	353,000
Total Revenues	118,648,000	126,521,000

Operating Expenses
Commissions, compensation and fees	103,800,000	113,325,000
Clearing fees	1,662,000	2,107,000
Communications	4,731,000	4,571,000
Occupancy, equipment and other administrative costs	4,189,000	5,052,000
Professional fees	2,714,000	1,831,000
Interest	916,000	1,147,000
Taxes, licenses, registration	1,536,000	1,639,000
Total Operating Expenses	119,548,000	129,672,000

Net Loss from Operations	(900,000)	(3,151,000)

Other Expense
Loss on disposition of unconsolidated joint venture	(1,051,000)	-
Change in fair value of derivative	-	(1,603,000)
Total Other Expense	(1,051,000)	(1,603,000)

Net loss before non-controlling interest	(1,951,000)	(4,754,000)
Non-controlling interest	(14,000)	(41,000)
Net loss	(1,937,000)	(4,713,000)

Preferred stock dividends	(93,000)	(414,000)

Net loss attributable to common stockholders	$(2,030,000)	$(5,127,000)

LOSS PER COMMON SHARE
Net loss attributable to common stockholders: Basic and diluted	$(0.08)	$(0.18)

Weighted average number of shares outstanding: Basic and diluted	25,014,166	19,697,033

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

YEARS ENDED SEPTEMBER 30, 2012 and SEPTEMBER 30, 2011

	Preferred Stock A		Preferred Stock C		Preferred Stock D		Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders'
	Shares		Shares		Shares		Shares		Capital	Receivable	Deficit	Deficit
BALANCE, September 30, 2010	46,050	$-	-	$-	-	$-	17,276,704	$346,000	$43,132,000	$(1,334,000)	$(48,415,000)	$(6,271,000)

Proceeds from subscription receivable	-	-	-	-	-	-	-	-	-	1,334,000	-	1,334,000

Fair value of stock options	-	-	-	-	-	-	-	-	265,000	-	-	265,000

Issuance of shares of common stock pursuant to private placement, net of financing costs	-	-	-	-	-	-	3,170,000	63,000	823,000	-	-	886,000

Reclassification of liability contracts to equity	-	-	34,169	2,551,000	60,000	3,605,000	-	-	846,000	-	-	7,002,000

Net loss	-	-	-	-	-	-	-	-	-	-	(4,713,000)	(4,713,000)
BALANCE, September 30, 2011	46,050	-	34,169	2,551,000	60,000	3,605,000	20,446,704	409,000	45,066,000	-	(53,128,000)	(1,497,000)

Issuance of Series A Preferred Dividends	5,723	-	-	-	-	-	-	-	715,000	-	(715,000)	-

Issuance of shares of common stock pursuant to the conversion of Series A Preferred Stock	(51,773)	-	-	-	-	-	4,141,826	83,000	(83,000)	-	-	-

Fair value of stock options	-	-	-	-	-	-	-	-	10,000	-	-	10,000

Issuance of shares of common stock pursuant to satisfy certain liabilities	-	-	-	-	-	-	1,967,042	39,000	476,000	-	-	515,000

Net loss	-	-	-	-	-	-	-	-	-	-	(1,937,000)	(1,937,000)
BALANCE, September 30, 2012	-	$-	34,169	$2,551,000	60,000	$3,605,000	26,555,572	$531,000	$46,184,000	$-	$(55,780,000)	$(2,909,000)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended September 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,937,000)	$(4,713,000)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	1,154,000	1,254,000
Amortization of advances to registered representatives	265,000	392,000
Loss on disposition of unconsolidated joint venture	1,051,000	-
Amortization of note discount	247,000	395,000
Fair value of options	10,000	265,000
Provision for bad debt	(201,000)	(14,000)
Net realized and unrealized gain (loss) on securities	23,000	(84,000)
Non-controlling interest	(14,000)	(41,000)
Increase in fair value of derivative liabilities	-	1,603,000
Changes in assets and liabilities
Deposits with clearing organizations	50,000	2,000
Receivables from broker-dealers, clearing organizations and others	(786,000)	1,420,000
Securities owned: marketable, at market value	(307,000)	310,000
Securities owned: non-marketable, at fair value	10,000	33,000
Other assets	(30,000)	45,000
Accounts payable, accrued expenses and other liabilities	773,000	(690,000)
Securities sold, but not yet purchased, at market	(1,000)	(19,000)
Net cash provided by operating activities	307,000	158,000

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption of note receivable	-	500,000
Capital contribution to unconsolidated joint venture	(550,000)	(501,000)
Purchase of fixed assets	(221,000)	(480,000)
Net cash used in investing activities	(771,000)	(481,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal repayment of notes payable	-	(500,000)
Net proceeds from issuance of preferred stock	-	1,334,000
Proceeds from issuance of convertible notes payable	5,000,000	-
Principal repayment of convertible notes payable	(4,200,000)	-
Repayment of subordinated borrowings	(100,000)	(650,000)
Proceeds from issuance of subordinated borrowings	1,000,000	-
Net proceeds from issuance of common stock	-	1,585,000
Payment of financing costs	-	(169,000)
Capital contribution from noncontrolling interest	-	31,000
Net cash provided by financing activities	1,700,000	1,631,000

NET INCREASE IN CASH	1,236,000	1,308,000

CASH BALANCE
Beginning of the year	6,698,000	5,390,000
End of the year	$7,934,000	$6,698,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$617,000	$721,000
Income taxes	$-	$-
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Fair value of shares of common stock to satisfy liabilities	$515,000	$-
Conversion of Series A Preferred Stock to shares of common stock	$83,000	$-
Reclassification of liability contracts to equity	$-	$6,464,000
Embedded conversion features	$-	$530,000
Series A preferred stock dividends	$715,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2012 and SEPTEMBER 30, 2011

NOTE 1. ORGANIZATION AND GOING CONCERN

National Holdings Corporation (“National” or the “Company”), a Delaware corporation organized in 1996, is a financial services organization, operating primarily through its wholly owned subsidiaries, National Securities Corporation (“National Securities” or “NSC”), vFinance Investments, Inc. (“vFinance Investments”) and EquityStation, Inc. (“EquityStation”) (collectively, the “Broker-Dealer Subsidiaries”). The Broker-Dealer Subsidiaries conduct a national securities brokerage business through their main offices in New York, New York, Boca Raton, Florida, and Seattle, Washington.

Through its Broker-Dealer Subsidiaries, the Company offers (1) full service retail brokerage to approximately 39,000 high net worth individual and institutional clients, (2) provides investment banking, merger, acquisition and advisory services to micro, small and mid-cap high growth companies, and (3) engages in trading securities, including making markets in over 5,000 micro and small-cap, NASDAQ and other exchange listed stocks and (4) provides liquidity in the United States Treasury marketplace. The Broker-Dealer Subsidiaries are introducing brokers and clear all transactions through clearing organizations on a fully disclosed basis. They are registered with the Securities and Exchange Commission ("SEC"), are members of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). National Securities and vFinance Investments are also members of the National Futures Association ("NFA").

National also has a wholly owned subsidiary, National Asset Management, Inc., a Washington corporation ("NAM"). NAM is a federally-registered investment adviser providing asset management advisory services to high net worth clients for a fee based upon a percentage of assets managed.

National also has a wholly owned subsidiary, National Insurance Corporation, a Washington corporation (“National Insurance”). National Insurance provides fixed insurance products to its clients, including life insurance, disability insurance, long term care insurance and fixed annuities.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis. The Company had a net loss of approximately $1,937,000 during the fiscal year ended September 30, 2012 and has a working capital deficit of approximately $5,378,000 as of September 30, 2012.

At September 30, 2012, National Holdings Corporation had total indebtedness of $7.8 million. We cannot assure you that our operations will generate funds sufficient to repay our existing debt obligations as they come due. Our failure to repay our indebtedness and make interest payments as required by our debt obligations could have a material adverse effect on our operations. The Company issued secured convertible promissory notes aggregating $5,000,000 during March, April and September 2012 and a subordinated note of $1.0 million during September 2012, which may mature as early as August 2013, or, if certain conditions are met, in March 2015. We used a portion of the proceeds from the convertible promissory notes and subordinated notes to satisfy the principal of $4.2 million convertible promissory notes which matured in March and June 2012. The Company also has a remaining obligation of $1.8 million convertible promissory note which now matures in January 2013. Such notes are unsecured, are solely the obligation ofNational Holdings Corporation and not any of its operating subsidiaries, including our Broker-Dealer Subsidiaries. Such notes are due to entities affiliated to two of the Company’s directors. Our plan is to satisfy our remaining obligations under the $1.8 million convertible note and the $1.0 million subordinated note by either: 1) providing incentives to the holders to either extend the maturity of the notes or convert the notes into our shares of common stock, 2) securing additional financing between now and the maturity dates to repay the notes, 3) repaying the notes in cash and other available current assets at maturity, or 4) a combination of the aforementioned options. Additionally, we intend to satisfy our obligations under the $5,000,000 convertible promissory notes by: 1) securing the acceptance of the holder of its capital restructuring, which would allow the Company to firmly extend the maturity of the note to March 2015, or 2) encouraging the holder to convert its note to the Company’s Series E Preferred Stock in due course. While the Company believes that it will ultimately satisfy its obligations under such convertible notes, it cannot guarantee that it will be able to do so at favorable terms, or at all. Should the Company default on the convertible notes and the lender forecloses on the debt, the operations of our subsidiaries will not be initially impacted. However, following default, the lender could potentially liquidate the holdings of our operating subsidiaries sometime in the future in accordance with applicable SEC and FINRA rules and regulations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of National and its’ wholly owned and majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Furthermore, the Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. The Company may have established liabilities for potential losses from such complaints, legal actions, government investigations, and proceedings where necessary in accordance with GAAP. In establishing these liabilities, management uses judgment to determine the probability that losses have will be incurred and a reasonable estimate of the amount of losses. In making these decisions, management bases its judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If managements judgment proves to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of September 30, 2012, the Company accrued approximately $338,000 for these matters. These claims may be covered by our errors and omissions insurance policy. While we will vigorously defend ourselves in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Revenue Recognition

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it may or may not make a market, and charges commissions based on the services the Company provides to its customers. In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by FINRA.

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transaction on margin are charged interest. The Company’s margin requirements are in accordance with the terms and conditions mandated by its clearing firms, National Financial Services LLC (“NFS”), Legent Clearing LLC (“Legent”), ICBC, formerly known as Fortis Securities, LLC (“ICBC”), Rosenthal Collins Group, LLC. (“Rosenthal”) and R.J. O’Brien (“RJO”). The interest is billed on the average daily balance of the margin account.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recognized on the offering date, sales concessions on the trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

Clearing and other brokerage income are fees charged to the broker on customer’s security transactions, and are recognized as of the trade date.

Investment advisory fees are derived from account management and investment advisory services provided to high net worth clients. These fees are determined based on a percentage of the customers assets under management, may be billed monthly or quarterly and recognized when collected.

Other revenue consists of miscellaneous fees charged to both customer and our independent contractors for services rendered.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or all of the deferred tax asset may not be realized.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted FASB Accounting Standards Codification 820-Fair Value Measurements and Disclosures, or ASC 820, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company had securities owned- nonmarketable including warrants it received as partial compensation from clients for investment banking services and subordinated borrowings as Level 2 assets and liabilities as of September 30, 2012 and 2011. The carrying amounts of the convertible promissory notes at September 30, 2012 and 2011 approximate their respective fair value based on the Company’s incremental borrowing rate.

Cash and cash equivalents include money market securities that are considered to be highly liquid and easily tradable as of September 30, 2012 and 2011, respectively. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy. The fair value of the derivative liabilities is based on the quoted market prices of the Company’s stock.

The warrants issued by the clients to the Company as partial compensation for banking services are not readily convertible to cash pursuant to ASC 605-10-20. Accordingly, they are classified as non-marketable securities. Once the securities underlying the warrants have quoted prices available in an active market that can rapidly absorb the quantity held by the Company without significantly affecting the price, the Company attributes a value to the warrants using the Black-Scholes method based on the respective price of the warrants and the quoted prices of the securities underlying the warrants and other key inputs.

In addition, FASB ASC 825-10-25 Fair Value Option, or ASC 825-10-25, was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. The Company did not elect to use the fair value measurements for any of its qualifying financial instruments.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment at least once a year or earlier if circumstances and situations change such that there is an indication that the carrying amounts may not be recovered, in accordance with professional standards. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset.

Common Stock Purchase Warrants

The Company accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with professional standards for "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". In accordance with professional standards, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

The Company assessed the classification of its derivative financial instruments as of September 30, 2011, which consist of common stock purchase warrants, and determined that such warrants were equity contracts.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with professional standards for “Accounting for Derivative Instruments and Hedging Activities”.

Professional standards generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with professional standards when “Accounting for Convertible Securities with Beneficial Conversion Features,” as those professional standards pertain to “Certain Convertible Instruments.” Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.

The Company evaluated the conversion option embedded in the Series A Preferred Stock and determined, in accordance with the provisions of these statements, that such conversion option does not meet the criteria requiring bifurcation of these instruments. The characteristics of the common stock that is issuable upon a holder’s exercise of the conversion option embedded in the convertible preferred stock are deemed to be clearly and closely related to the characteristics of the preferred shares. Additionally, the Company’s conversion options, if free standing, would not be considered derivatives subject to the accounting guidelines prescribed in accordance with professional standards.

ASC 815-40 provides that, among other things, generally, if an event is not within the entity’s control could require net cash settlement, then the contract shall be classified as an asset or a liability.

Pursuant to ASC 815-40-25-22, if the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments, including outstanding convertible debt or instruments, outstanding stock options and warrants, exceeds the maximum number of shares that could be required to be delivered under share settlement of the contract. The warrants issued pursuant to the Series D transactions, even if not all vested, triggered this excess, at the date of issuance. Accordingly, the share settlement of the exercise of such warrants was not within the control of the Company and was classified as liability.

Additionally, the Company needs to determine whether the instruments issued in the transactions are considered indexed to the Company’s own stock. While the Series C and Series D Preferred Stock transactions do not provide variability involving sales volume, stock index, commodity price, revenue targets, among other things, they do provide for variability involving future equity offerings and issuance of equity-linked financial instruments. While the instruments do not contain an exercise contingency, other than the passage of time for the warrants, the settlement of the warrants associated with Series C and D and the Series C and D Preferred Stock would not equal the difference between the fair value of a fixed number of the Company’s common stock and a fixed stock price. Accordingly, they were not indexed to the Company’s stock price.

The Company accounted for the embedded conversion features included in its Series C and Series D Preferred Stock as well as the related warrants and the warrants issued in connection with the issuance of the Company’s shares of common stock during 2010 as derivative liabilities through March 31, 2011. At March 31, 2011, all such financial instruments were reclassified as equity contracts.

Net Loss per Common Share

Basic net loss per share is computed on the basis of the weighted average number of common shares outstanding. Diluted net loss per share is computed on the basis of the weighted average number of common shares outstanding plus the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted.

	Years Ended
	September 30,
	2012	2011
Numerator:
Net loss	$(1,937,000)	$(4,713,000)
Preferred stock dividends	(93,000)	(414,000)
Increase in fair value of derivative liabilities	-	1,603,000
Numerator for basic earnings per share- loss attributable to common stockholders - as adjusted	(2,030,000)	(3,524,000)
Numerator for diluted earnings per share-net loss attributable to common stockholders - as adjusted	$(2,030,000)	$(3,524,000)

Denominator:
Denominator for basic earnings per share--weighted average shares	25,014,166	19,697,033
Effect of dilutive securities:
Assumed conversion of Series A, C, and D preferred stock	-	-
Stock options	-	-
Warrants	-	-
Assumed conversion of convertible notes payable	-	-
Denominator for diluted earnings per share--adjusted weighted-average shares and assumed conversions	25,014,166	19,697,033

Loss per share:
Net loss available to common stockholders
Basic	$(0.08)	$(0.18)
Diluted	$(0.08)	$(0.18)

The weighted-average anti-dilutive common share equivalents are as follows:

	September 30,
	2012	2011

Series A Preferred Stock	921,000	3,684,000
Series C Preferred Stock	3,416,692	3,416,692
Series D Preferred Stock	6,000,000	6,000,000
Convertible notes payable	6,712,123	3,375,000
Options	2,561,137	4,403,556
Warrants	14,842,941	14,329,942
	34,453,893	35,209,190

 The anti-dilutive common shares outstanding at September 30, 2012 and 2011 are as follows:

	September 30,
	2012	2011

Series A Preferred Stock	-	3,684,000
Series C Preferred Stock	-	3,416,692
Series D Preferred Stock	-	6,000,000
Convertible notes payable	11,125,000	3,375,000
Options	1,312,002	3,810,271
Warrants	14,717,941	14,967,941
	27,154,943	35,253,904
Stock-Based Compensation

ASC Topic 718 accounting for “Share Based Payment” addresses all forms of share based payment (“SBP”) awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under Topic 718, SBP awards result in a charge to operations measured at fair value on the awards grant date, based on the estimated number of awards expected to vest over the service period.

The Company has historically used the Black-Scholes option valuation model to estimate the fair value of any options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. For example, the expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the options granted. Options issued under the Company's option plans have characteristics that differ from traded options.

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company’s business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company primarily uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses three clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client’s account. The Company’s exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company’s clients. It is the Company’s policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying consolidated statements of financial condition, and/or (iii) charged as an expense in the accompanying consolidated statements of financial condition, based on the particular facts and circumstances.

The Company maintains cash with major financial institutions. All interest bearing accounts are insured up to $250,000. On October 14, 2008 the FDIC announced its temporary Transaction Account Guarantee Program, which provides full coverage for non-interest bearing transaction deposit accounts at FDIC-insured institutions that agree to participate in the program. The transaction account guarantee applies to all personal and business checking deposit accounts that do not earn interest at participating institutions. This unlimited insurance coverage is temporary and will remain in effect for participating institutions until December 31, 2012. As a result of this coverage the Company believes it is not exposed to any significant credit risks for cash.

Other Receivables

The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for doubtful accounts reflects the amount of loss that can be reasonably estimated by management, and if any, is included in Occupancy, equipment and other administrative costs in the accompanying consolidated statements of operations.

Advances to Registered Representatives

Advances are given to certain registered representatives as an incentive for their affiliation with the Broker-Dealer Subsidiaries. The representative signs an independent contractor agreement with the Broker-Dealer Subsidiaries for a specified term, typically a three-year period. The advance is then amortized on a straight-line basis or based on a percentage of production over the life of the broker’s agreement with the Broker-Dealer Subsidiaries, and is included in commission expense in the accompanying consolidated statements of operations. In the event a representative’s affiliation terminates prior to the fulfillment of their contract, the representative is required to repay the unamortized balance.

Securities Owned

Marketable securities which consist of publicly traded unrestricted common stock and bonds are valued at the closing price on the valuation date. Non-marketable securities which consist partly of restricted common stock and of non-tradable warrants exercisable into freely trading common stock of public companies are carried at market value or as required, at fair value as determined in good faith by management.

Other Assets

Other assets consist primarily of prepaid expenses and lease deposits.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. ASC 450-10, Accounting for Contingencies, requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our results of operations, financial position, or our cash flows.

Recently Adopted Accounting Guidance

In September 2011, the FASB issued Accounting Standard Update (“ASU”) No. 2011-08, Testing Goodwill for Impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is less than its carrying amount, the two-step goodwill impairment test is not required. The new guidance was effective for the Company beginning October 1, 2012 and did not have material impact on our financial statements upon adoption.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance was effective for the Company beginning January 1, 2012 and did not have material impact on our financial statements upon adoption.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The guidance amends the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance was effective for the Company beginning January 1, 2012 and did not have material impact on our financial statements upon adoption.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements. ASU No. 2010-06 provides amendments to ASC Subtopic 820-10 that requires new disclosures as follows:

●

Transfers in and out of Level 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

●

Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number.)

ASU No. 2010-06 provides amendments to ASC Subtopic 820-10 that clarifies existing disclosures as follows:

●

Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.

●

Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

The new guidance was effective for the Company beginning October 1, 2011 and has financial statement presentation changes only.

Recent Accounting Guidance Not Yet Adopted

In July 2012, the FASB issued ASU No. 2012-02, Testing indefinite-lived intangible assets for impairment. The update aims to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. This guidance is effective for the Company prospectively beginning on October 1, 2012. The adoption of this accounting guidance is not expected to have a material impact on the Company’s financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about offsetting assets and liabilities, an accounting update that creates new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the statement of financial condition or subject to an enforceable master netting arrangement or similar arrangement. The disclosure requirements are effective for the Company beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company’s consolidated statements of income or financial condition.

NOTE 3. CLEARING AGREEMENTS

National Securities Corporation and vFinance Investments, Inc. have separate but coterminous clearing agreements with National Financial Services, LLC with a termination date of February 1, 2015. The clearing agreement includes a termination fee if either broker dealer terminates the agreement without cause. The Broker Dealer Subsidiaries currently have clearing agreements with NFS, Legent, ICBC and Rosenthal and RJO.

NOTE 4. BROKER-DEALERS AND CLEARING ORGANIZATIONS RECEIVABLES AND PAYABLES

At September 30, 2012 and 2011, the receivables of $3,650,000 and $2,714,000, respectively, from broker-dealers and clearing organizations represent net amounts due for fees and commissions. At September 30, 2012 and 2011, the amounts payable to broker-dealers and clearing organizations of $119,000 and $139,000, respectively, represent amounts owed to clearing firms or other broker dealers for fees on transactions and payables to other broker dealers associated with tri-party clearing agreements.

NOTE 5. OTHER RECEIVABLES

At September 30, 2012 and 2011, the Company had other receivables of $147,000 and $299,000, respectively, primarily from underwriting and management fees from investment banking transactions that the Company participated in.

NOTE 6. ADVANCES TO REGISTERED REPRESENTATIVES

An analysis of advances to registered representatives for the fiscal years ended September 30, 2012 and 2011 is as follows:

Advances to Registered Representative
Balance, September 30, 2010	$1,441,000
Advances	78,000
Amortization or repayment of advances	(567,000)
Balance, September 30, 2011	$952,000
Advances	203,000
Amortization or repayment of advances	(265,000)
Balance, September 30, 2012	$890,000

There were no unamortized advances outstanding at September 30, 2012 and 2011 attributable to registered representatives who ended their affiliation with National Securities prior to the fulfillment of their obligation.

NOTE 7. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET – MARKETABLE

Fair Value Measurements

As of September 30, 2012
Securities owned at fair value	Level 1	Level 2	Level 3	Total

Corporate stocks	$18,000	-	-	$18,000
Government obligations	678,000	-	-	678,000
Restricted stock and warrants	-	56,000	-	56,000
	$696,000	$56,000	$-	$752,000

Securities sold, but not yet purchased at fair value	Level 1	Level 2	Level 3	Total

Corporate stocks	$1,000	-	-	$1,000
Government obligations	-	-	-	-
Restricted stock and warrants	-	-	-	-
	$1,000	$-	$-	$1,000

As of September 30, 2011
Securities owned at fair value	Level 1	Level 2	Level 3	Total

Corporate stocks	$154,000	-	-	$154,000
Government obligations	300,000	-	-	300,000
Restricted stock	-	24,000	-	24,000
	$454,000	$24,000	$-	$478,000

Securities sold, but not yet purchased at fair value	Level 1	Level 2	Level 3	Total

Corporate stocks	$2,000	-	-	$2,000
Government obligations	-	-	-	-
Restricted stock	-	-	-	-
	$2,000	$-	$-	$2,000

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected in the consolidated statements of financial condition.

Securities owned, non-marketable, which consist of restricted common stock that is not readily traded and warrants to purchase common stock.

NOTE 8. FIXED ASSETS

Fixed assets as of September 30, 2012 and 2011, respectively, consist of the following:

	September 30,
	2012	2011	Estimated Useful Lives (years)
Equipment	$2,620,000	$2,532,000	5
Furniture and fixtures	491,000	491,000	5
Leasehold improvements	922,000	897,000	Lesser of useful life or term of lease
Capital Leases (Primarily composed of Computer Equipment)	2,510,000	2,402,000	5
	6,543,000	6,322,000
Less accumulated depreciation and amortization	(5,881,000)	(5,348,000)
Fixed assets - net	$662,000	$974,000

Depreciation and amortization expense for the years ended September 30, 2012 and 2011 was $533,000 and $633,000 respectively.

NOTE 9. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

During January 2011, the Company finalized its joint venture with Opus Point Partners, LLC (“Opus”), one of the Company’s significant stockholders. The Company received a 50% interest in the joint venture in consideration of an initial capital contribution of approximately $1 million. The initial intent of the joint venture was to provide investment banking services focused on the global life science sector. In April 2012, the Company relinquished its interest in the joint venture.

The Company made cash contributions of $501,000 and $550,000 in the joint venture in June 2011 and March 2012, respectively. Opus did not earn revenues or incur expenses since inception through the time the Company relinquished its interest.

All capital due to be contributed to the joint venture was paid to the joint venture as of September 30, 2012. The Company previously owed capital contributions of $550,000 to the joint venture at September 30, 2011. Such capital contributions payable were recognized as additional investment in unconsolidated joint venture and accounts payable at September 30, 2011.

In April 2012, the Company paid $550,000 representing the balance of its capital contribution to the joint venture and subsequently relinquished its interest in Opus. Consequently, the Company recognized a loss on disposition in its unconsolidated joint venture of $1,051,000 at June 30, 2012.

NOTE 10. INTANGIBLE ASSETS

The markets in which the Company operates have recently been adversely affected by significant declines in the volume of securities transactions and in significant fluctuations in market liquidity together with existing and anticipated unfavorable financial and economic conditions.

The Company believes that the intangible assets, which consist substantially of customer relationships, will be held and used. To determine the fair value of the intangible assets, the Company used the guidance provided by professional standards defining Fair Value Measurements. These professional standards provide a fair value hierarchy which gives priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. There is no active market for assets identical to the Company’s acquired customer relationships. Additionally, the Company was unable to identify the following Level 2 inputs: 1) quoted prices for similar assets in active markets, 2) quoted prices for similar or identical assets in markets that are not active, or 3) inputs other than quoted prices that are observable for the asset. Accordingly, the Company used mostly unobservable inputs, consisting of estimated future net cash flows generated specifically from the acquired customer relationships. However, the Company did use certain Level 1 and 2 inputs to substantiate certain assumptions that helped determine the discount rate it used in deriving the fair value of the intangible assets.

Based on this method, the Company determined that the adjusted carrying basis of its intangible assets resulting from its merger with vFinance amounts to $466,000 at September 30, 2012, which will be fully amotized in the first nine months of fiscal 2013. The remaining intangible asset will be amortized over the balance of the assets original life for 0.75 years. Amortization of the Company’s intangible asset for the fiscal years ending September 30, 2012 and 2011 was $621,000 and $621,000, respectively.

NOTE 11. OTHER ASSETS

Other assets as of September 30, 2012 and 2011 respectively, consist of the following:

	September 30,
	2012	2011
Prepaid expenses	$520,000	$680,000
Deposits	304,000	88,000
Investments in unaffiliated entity	157,000	157,000
Deferred financing costs	-	26,000
Total	$981,000	$951,000

NOTE 12. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities, current liabilities and non-current, as of September 30, 2012 and 2011, consist of the following:

	September 30,
	2012	2011
Commissions payable	$7,151,000	$5,363,000
Deferred clearing fee credits	251,000	363,000
Telecommunications vendors payable	75,000	77,000
Legal fees payable	418,000	306,000
Deferred rent payable	241,000	268,000
Accrued compensation	24,000	581,000
Due to joint venture	-	550,000
Capital lease liability	279,000	415,000
Other vendors	2,858,000	3,909,000
Total	$11,297,000	$11,832,000

NOTE 13. DERIVATIVE LIABILITIES

The Company issued shares of Series C and D Preferred Stock and associated warrants. The terms of the Series C and D Preferred Stock and associated warrants include a subsequent financing reset provision which lapsed in July 2011 and March 2011, respectively. Additionally, holders of the warrants issued pursuant to Series D have a right to net settle their warrants in cash if there are not enough shares of common stock authorized to cover the issuance of shares pursuant to the exercise of such warrants. The net settlement effective price per warrant is the difference between the fair value as defined and the effective exercise price. Furthermore, the maximum number of shares required to be delivered during the period under which the warrants issued pursuant to the Series D transaction, together with all outstanding convertible debt, stock options, warrants, and Series A, C and D preferred shares, exceeded the amount of authorized shares at September 29, 2010, their date of issuance. Furthermore, the warrants issued in connection with the sale of the Company’s common stock in December 2010 also exceeded the amount of authorized shares at the date of issuance.

During April 2011, the Company’s Stockholders approved an increase of its authorized shares of common stock from 50,000,000 to 150,000,000 and our authorized shares of preferred stock from 200,000 to 10,000,000. Additionally, the subsequent financing reset provision of Series D Preferred Stock and related warrants lapsed in March 2011.

The Company accounted for the embedded conversion features included in its Series C and Series D Preferred Stock as well as the related warrants and the warrants issued in connection with the issuance of the Company’s shares of common stock during 2010 as derivative liabilities through March 31, 2011. At March 31, 2011, all such financial instruments were reclassified as equity contracts.

The aggregate fair value of derivative liabilities at March 31, 2011, prior to the reclassification as equity contracts, and September 30, 2010 amounted to $6,465,000 and $4,331,000, respectively.

The Company issued 2,820,000 and 5,666,692 warrants which were accounted for as liability contracts during fiscal 2011 and 2010, respectively. The fair value of the warrants at their date of issuance amounted to $530,000 and $963,000 during fiscal 2011 and 2010, respectively. The fair value of the embedded conversion features amounted at the date of issuance amounted to $2,992,000 during fiscal 2010. The fair value of the warrants and embedded conversion features was offset against the proceeds of the issuance of the Company’s Series C and D Preferred Stock and common stock.

The fair value of the embedded conversion features and warrants were based on the Company’s quoted traded price and the Black Scholes method, respectively, at each measurement date.

The fair value of the derivative instruments were based on the following assumptions:

	March 31, 2011 (prior to reclassification)	Issuance during the six-month period ended March 31, 2011	September 30, 2010
Embedded Conversion Features:
Exercise price	$0.50	N/A	$0.40
market value	$0.50	N/A	$0.40

Warrants:
Effective Exercise price	0.50	$0.50	$0.50
Effective Market price	$0.48 - $0.50	$0.34 - $0.35	$0.34 - $0.40
Volatility	75%	75%	76%
Risk-free interest	2.24%	2.06%	1.27%
Terms (years)	4.25-4.75	5	5
Expected dividend rate	0%	0%	0%

The fair value of the derivative liabilities increased by $1.6 million and $376,000 between measurement dates during fiscal year 2012 and 2011, respectively. Such increase is recorded as other expense in the accompanying Statement of Operations.

The reclassification of the Series C and D Preferred Stock and aforementioned warrants, previously accounted for as liability, to equity contracts, including the fair value of derivative liabilities of $6,465,000 and the carrying value of the Series C and D Preferred Stock of $513,000 resulted in the following increases at June 30, 2011:

Series C and D Preferred Stock	$6,156,000
Additional paid-in capital	$846,000

NOTE 14. CONVERTIBLE NOTES PAYABLE

March 2008 Convertible Note Payable

On March 31, 2008, the Company completed a financing transaction under which an investor made an investment in the Company by purchasing a convertible promissory note in the principal amount of $3.0 million, with a warrant to purchase 375,000 shares of common stock at an exercise price of $2.50 per share. The promissory note matured in March 2012. Using professional standards, the relative fair value of the warrant was calculated using the Black-Scholes Option Valuation Model. The Company also recorded an additional debt discount for the beneficial conversion feature of the instrument. These amounts, totaling approximately $791,000, have been recorded as a debt discount that was charged to interest expense over the life of the promissory note. The Company satisfied its obligations under this note in March 2012.

June 2008 Convertible Note Payable

On June 30, 2008, the Company completed a financing transaction under which the same investor made an additional investment in the Company by purchasing a convertible promissory note in the principal amount of $3.0 million, with a warrant to purchase 468,750 shares of common stock at an exercise price of $2.00 per share. The promissory note matured in June 2012. Under professional standards, the relative fair value of the warrant was calculated using the Black-Scholes Option Valuation Model. The Company also recorded an additional debt discount for the beneficial conversion feature of the instrument. These amounts, totaling approximately $789,000, have been recorded as a debt discount that was charged to interest expense over the life of the promissory note. The Company satisfied $1.2 million of its obligations under this note in September 2012. The remaining $1.8 million principal is due in January 2013.

2012 Convertible Notes Payable

In March, April and September 2012, the Company completed the issuance of convertible notes payable for $3,300,000, $700,000 and $1,000,000, respectively. The notes bear interest at 6% per annum. As amended in September 2012, the notes mature on the earlier of 1) 10 business days after delivery by the holder of the note of a notice to maturity, which notice may not be issued prior to  August 14, 2013 (which date shall be extended to March 31, 2015 if the Company completes a restructuring of its capital in a manner satisfactory to the holder) or 2)  March 31, 2015. The notes cumulatively are convertible into 100,000 shares of the Company's Series E Preferred Stock. Upon conversion, the holders will also receive 10,000,000 warrants, exercisable at $0.50 per share of the Company's common stock. The 2012 Convertible Notes Payable are secured by any net proceeds received by the Company, after paying any senior indebtedness, in the event any holder of such senior indebtedness forecloses on the common stock of National Asset Management, Inc.

The following table summarizes the convertible notes payable.

	September 30,
	2012	2011
10% convertible notes payable	$1,800,000	$6,000,000
6% convertible notes payable	5,000,000	-
Less: Debt discount	-	(247,000)
	$6,800,000	$5,753,000

The Company incurred interest expense related to its convertible notes of $575,000 and $600,000 for the fiscal years ended September 30, 2012 and 2011, respectively. The convertible notes are owed to entities affiliated with two of the Company’s directors.

NOTE 15. SUBORDINATED BORROWINGS

Subordinated Note

In July 2009, National Securities was approved by the FINRA to receive an additional subordinated loan from Legent for $250,000, bearing interest at the rate of 4.5% payable monthly. This loan was granted subsequent to National Securities signing a clearing agreement with Legent, to clear a portion of the business. National Securities began to make principal repayments at a minimum of $10,000 per month or $10 per transaction whichever is greater, starting July 31, 2010. Some or all of this repayment may be funded by transactional credits depending on the amount of business conducted through Legent on a monthly basis. As of September 30, 2012 and 2011, the balances owed to Legent Clearing were $0 and $100,000 respectively.

In September 2012, the Company generated proceeds of $1 million by issuing a subordinated note payable to one of its directors. The note matures on the earlier of 10 business days after delivery by the holder of the note of a notice to maturity-which may not be issued prior to August 14, 2013. The note is secured by any net proceeds received by the Company, after paying any senior indebtedness in the event any holder of such senior indebtedness forecloses on the common stock of National Asset Management, Inc.

NOTE 16. INCOME TAXES

The primary difference between income tax expense at the federal statutory rate and actual tax expense is due to the utilization of net operating loss carryovers. The Company did not record a provision for income taxes due to current year loss.

Years Ended September 30,
	2012	2011
Federal income tax provision (benefit)	$-	$-
State income tax provision (benefit)	-	-
	$-	$-

The income tax provision (benefit) related to income (loss) from continuing operations before income taxes and extraordinary items vary from the federal statutory rate as follows:

	Years Ended September 30,
	2012	2011
Statutory federal rate	-35.0%	-35.0%
State income taxes net of federal income tax benefit	-5.2%	-5.2%
Permanent differences for tax purposes	22.9%	19.4%
Change in valuation allowance	17.3%	20.8%
	0.0%	0.0%

Significant components of the Company’s deferred tax assets in the accompanying financial statements are as follows:

	September 30,
	2012	2011
Deferred tax assets:
Net operating loss carry-forwards	$14,277,000	$13,671,000
Reserves for uncollectible receivables	44,000	124,000
Accrued but unpaid bonuses	91,000	437,000
Difference between book and tax amortization	608,000	158,000
Stock Based Compensation	436,000	-
Other temporary differences	97,000	283,000
Total deferred tax assets	15,553,000	14,673,000
Valuation allowance	(15,553,000)	(14,673,000)
Net deferred tax asset	$-	$-

At September 30, 2012, the Company had available net operating loss carryovers of approximately $34.6 million that may be applied against future taxable income and expires at various dates between 2014 and 2032, subject to certain limitations. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not that the full amount of the deferred tax asset may not be realized. The valuation allowance for the deferred tax asset increased by $546,000 and $1.4 million during the fiscal years ended September 30, 2012 and 2011, respectively. The net change in the valuation allowance is due principally to derivative liabilities in 2011.

The Company acquired vFinance, Inc. and subsidiaries during fiscal year 2008 and increased its consolidated tax net operating loss carry-forwards by approximately $12 million from vFinance pre-acquisition net operating losses. However, pursuant to Internal Revenue Code Section 382, the amount of taxable income that can be offset by these pre-acquisition net operating losses of both the Company and vFinance, Inc. is limited due to the ownership change that occurred during the year. The deferred tax asset derived from these tax loss carry-forwards have been included in consolidated deferred tax assets- net operating loss carry-forwards, and a full valuation allowance has been established since it is not more likely than not that such benefits will be recovered.

The Company’s consolidated tax return for the tax year ended September 30, 2008 is currently under examination by the Internal Revenue Service. The Company’s management does not believe that the consolidated tax return being examined contains any significant errors, omissions, material misstatements, or unsustainable tax positions that could subject it to an assessment of tax, penalties and interest. Accordingly, the Company has not recorded any liability, including contingent liabilities, or adjusted its tax provision, including deferred tax assets and the valuation allowance to reflect the possibility of a proposed adjustment. The Company’s tax returns for tax years 2009 and later could also be subject to review by the IRS, however to date, no such notice has been received.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Leases

As of September 30, 2012, the Company leases office space and equipment in various states expiring at various dates through August 2015, and is committed under operating leases for future minimum lease payments as follows:

Fiscal Year Ending	Rental Expense	Less, Sublease Income	Net
2013	$1,939,000	$72,000	$1,867,000
2014	1,110,000	72,000	1,038,000
2015	1,053,000	66,000	987,000
2016	374,000	-	374,000
Thereafter	286,000	-	286,000
	$4,762,000	$210,000	$4,552,000

The totals amount of rent payable under the leases is recognized on a straight line basis over the term of the leases. As of September 30, 2012 and September 30, 2011, the Company has recognized deferred rent payable of $241,000 and $268,000, respectively (See Note 12). Rental expense under all operating leases for the years ended September 30, 2012 and September 30, 2011 was $2,510,000 and $3,104,000 respectively. Sublease income under all operating subleases for the years ended September 30, 2012 and 2011 was approximately $95,000 and $207,000, respectively.

Litigation and Regulatory Matters

The Company and its subsidiaries are defendants in arbitrations and administrative proceedings, lawsuits and claims, which are routine and incidental to our business, alleging specified damages of approximately $16,800,000. The Company estimates, to the extent that it can, that based on discussions with legal counsel and prior experience, its aggregate liability from these pending actions may exceed $300,000 (exclusive of fees, costs and unspecified punitive damages related to certain claims and inclusive of expected insurance coverage). These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and based on discussions with counsel believes that the eventual outcome of these matters will not have a material adverse effect on the Company. However, the ultimate outcome of these matters cannot be determined at this time. The amounts related to such matters that are reasonably estimable and which have been accrued at September 30, 2012 and 2011, are $338,000 and $310,000 (inclusive of legal fees incurred to date and estimated claims), respectively, and have been included in "Accounts Payable, Accrued Expenses and Other Liabilities" in the accompanying consolidated statements of financial condition. The Company has included in "Professional fees" litigation and FINRA related expenses of $1,158,000 and $1,169,000 for fiscal years 2012 and 2011, respectively.

NOTE 18. STOCKHOLDERS’ EQUITY

Shares Authorized

The Company’s authorized number of shares of common stock is 150,000,000, and its authorized number of shares of preferred stock is 10,000,000. Additionally, the Company has authorized 50,000 shares of Series A Preferred Stock, 34,500 shares of Series C Preferred Stock, 100,000 shares of Series D Preferred Stock, and 200,000 shares of Series E Preferred Stock.

Issuance of shares of common stock and warrants pursuant to a private placement

During fiscal 2011, the Company generated gross proceeds of $1,585,000 by issuing 3,170,000 shares of its common stock. The Company paid $169,000 in financing costs in connection with the issuance of shares. Additionally, the Company recognized derivative liabilities of $530,000 in connection with this transaction, which was offset against the proceeds. Furthermore, the Company issued 3,170,000 warrants to the investors participating in this private placement and 200,000 warrants to brokers. The warrants have an exercise price of $0.50 per share. The warrants expire in December 2016.

Issuance of shares of common stock to satisfy certain liabilities

During fiscal 2012, the Company issued 1,967,042 shares of its common stock to satisfy certain liabilities. Included in these shares were 126,188 shares and 340,854 shares issued to Messrs. Goldwasser and Sokolow in satisfaction of their amended employment agreements executed in November 2009. The fair value of the shares was based on the Company’s quoted trading price at the date of issuance.

Receipt of subscription receivable

During fiscal 2011, the Company received the remaining proceeds of its Series D Preferred Stock offering which amounted to $1,334,000.

Reclassification of liability contracts to equity contracts

At March 31, 2011, we reclassified certain Series C and D Preferred Stock and related warrants and certain warrants issued in connection with a private placement from liability contracts to equity contracts.

The reclassification of the Series C and D Preferred Stock and aforementioned warrants, previously accounted for as a liability, to equity contracts resulted in the following increases at March 31, 2011:

Series C and D Preferred Stock	$6,156,000
Additional paid-in capital	$846,000

Series A Convertible Preferred Stock

Each share of Series A preferred stock was convertible into 80 shares of common stock ($1.25 per share of common). The holders are entitled to receive dividends on a quarterly basis at a rate of 9% per annum, per share. Such dividends are cumulative and accumulate whether or not declared by the Company’s Board of Directors, but are payable only when and if declared by the Company’s Board of Directors.

During fiscal 2012 and 2011, the Company recognized $93,000 and $414,000 of dividends on its Series A Preferred Stock. The accumulated dividends on the Company’s 46,050 issued and outstanding shares of Series A Preferred Stock was $715,000, at the automatic conversion date, December 21, 2011. At such date, all accumulated dividends were to be paid, resulting in the issuance of 5,723 shares of Series A Preferred Stock. The Company is in the process of issuing 4,141,826 shares of its common stock to satisfy its obligations pursuant to the conversion of 51,773 shares of Series A Preferred Stock. The conversion of these shares has not yet been completed as of the date of this report.

Series C Convertible Preferred Stock

On July 12, 2010, the Company issued 34,167 shares of Series C Preferred Stock to certain investors in consideration of the conversion of $1.7 million in subordinated financing. The Series C shares issued pursuant to this transaction are convertible into 3,416,691 shares of the Company’s common stock.

The Series C shares are convertible at the holder’s option at a rate of $0.50 per share. The conversion rate may be reduced to the lower effective rate of any securities, with certain exceptions, issued by the Company prior to March 31, 2011. Such exceptions include issuance of shares or share equivalent pursuant to stock options, acquisitions, certain financing with a financial institution, payment in kind to vendors and payment in kind of dividends of the Series A Preferred Stock.

The Series C shares have a liquidation preference to the holders of common stock in the event of liquidation or dissolution of the Company. The Series C stockholders have voting rights on an as converted basis. Holders of Series C shares have certain registration rights.

Series D Convertible Preferred Stock

On September 29, 2010, the Company issued 60,000 shares of Series D Preferred Stock to certain investors in consideration of $3,000,000, of which $1,334,000 was a receivable. This amount was collected in October 2010. The Series D shares issued pursuant to this transaction are convertible into 6,000,000 shares of the Company’s common stock.

The Series D shares are convertible at the holder’s option at a rate of $0.50 per share. The conversion rate may be reduced to the lower effective rate of any securities, with certain exceptions, issued by the Company prior to March 31, 2011. The Series D have a liquidation preference to the holders of common stock in the event of liquidation or dissolution of the Company. The Series D has voting rights on an as converted basis. Holders of Series D shares have certain registration rights.

Series E Convertible Preferred Stock

In fiscal 2012, the Company designated its Series E Preferred Stock, par value $0.01 per share, at a price of $50 per share. The authorized number of shares of Series E Preferred Stock is 200,000. None were issued at September 30, 2012.

Each share of the Series E Preferred Stock is convertible in 100 shares of the Company’s common stock. The conversion rate may be reduced to the lower effective rate of any securities, with certain exceptions, issued by the Company prior to December 30, 2012. Such exceptions include issuance of shares or share equivalent pursuant to stock options, acquisitions, certain financing with a financial institution, and payment in kind to vendors.

The Series E Preferred Stock has a liquidation preference to the holders of common stock in the event of liquidation or dissolution of the Company. The Series E Preferred Stock has voting rights on an as converted basis. Holders of Series E preferred shares have certain registration rights.

Stock Options

The Company’s stock option plans provide for the granting of stock options to certain key employees, directors and investment executives. Generally, options outstanding under the Company’s stock option plan are granted at prices equal to or above the market value of the stock on the date of grant, vest either immediately or ratably over up to five years, and expire five years subsequent to award.

The Company did not grant any options during fiscal years 2012 or 2011.

The following activity occurred under our plan:

	Options	Weighted Average Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance, September 30, 2010	5,184,687	$1.53		-
Granted	-	-
Exercised	-	-
Forfeited or expired	(1,374,416)	1.66
Outstanding at September 30, 2011	3,810,271	$1.67	2.36	$-
Granted	-	-
Exercised	-	-
Forfeited or expired	(2,498,269)	1.67
Outstanding at September 30, 2012	1,312,002	$1.64	2.17	$-
Exercisable at September 30, 2012	1,312,002	1.64	2.37	$-

	2012	2011

Weighted-average grant-date fair value of options granted	N/A	N/A
Fair value of options recognized as expense:	$10,000	$265,000

As of September 30, 2012, the Company had no unamortized compensation costs related to non-vested options.

Warrants

In connection with the issuance of the Series C Preferred Stock, the Company also issued warrants to purchase 3,416,692 shares of common stock at an exercise price of $0.50 per share. The warrants vested at a rate of 33 1/3% on July 12, 2010 and 33 1/3% annually thereafter. The warrants expire five years from the date of vesting.

In connection with the issuance of the Series D Preferred Stock, the Company also issued warrants to purchase 6,000,000 shares of common stock at an exercise price of $0.50 per share. The warrants vested at a rate of 33 1/3% in September 2010 and 33 1/3% annually thereafter. The warrants expire five years from the date of vesting.

During fiscal 2012, the Company did not issue any warrants. During fiscal 2011, the Company issued 3,170,000 warrants to the investors participating in a private placement and 200,000 warrants to brokers. The warrants have an exercise price of $0.50 per share. The warrants expire in December 2016.

The following tables summarize information about warrants outstanding at September 30, 2012.

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (Yrs)
Outstanding at October 1, 2010	12,103,942	$1.27
Granted	3,370,000	0.50
Exercised	-	-
Expired	(506,001)	1.46
Outstanding at September 30, 2010	14,967,941	$1.00	3.78
Granted	-	$-
Exercised	-	-
Expired	(248,000)	0.75
Outstanding at September 30, 2012	14,719,941	$0.56	2.84
Exercisable at September 30, 2012	14,717,941	$0.56	2.84

As of September 30, 2012, the aggregate intrinsic value of the Company’s outstanding and exercisable warrants was $0.

Non-controlling interest

During fiscal 2011, the non-controlling stockholder contributed $31,000 to the capital of EquityStation, Inc.

NOTE 19. NET CAPITAL REQUIREMENTS

National Securities has elected to use the alternative standard method permitted by the rule. This requires that National Securities maintain minimum net capital equal to the greater of $250,000 or a specified amount per security based on the bid price of each security for which National Securities is a market maker. The alternative method precludes National Securities from having to calculate a ratio of aggregate indebtedness to net capital. At September 30, 2012, National Securities had net capital of approximately $1,394,000 which was approximately $1,144,000 in excess of its required net capital of $250,000.

Due to its market maker status, vFinance Investments is required to maintain a minimum net capital of $1,000,000 and EquityStation is required to maintain $50,000. In addition to the net capital requirements, each of vFinance Investments and EquityStation are required to maintain a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1 (and the rule of the “applicable” exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2012, vFinance Investments had net capital of approximately $1,639,000, which was approximately $639,000 in excess of its required net capital of $1,000,000, and its percentage of aggregate indebtedness to net capital was 132.2%. At September 30, 2012, EquityStation had net capital of approximately $145,000, which was approximately $95,000 in excess of its required net capital of $50,000, and its percentage of aggregate indebtedness to net capital was 87.5%. Each of the Broker-Dealer Subsidiaries qualifies under the exemptive provisions of Rule 15c3-3 which relates to the custody of securities for the account of customers pursuant to Section (k)(2)(ii) of the Rule as none of them carry security accounts of customers or perform custodial functions related to customer securities.

Advances, dividend payments and other equity withdrawals from its Broker-Dealer Subsidiaries are restricted by the regulations of the SEC, and other regulatory agencies. These regulatory restrictions may limit the amounts that a subsidiary may dividend or advance to the Company.

NOTE 20. EMPLOYEE BENEFITS

In September 2011, the Company created a new defined contribution 401(k) plan (the “Plan”) merging the two plans originally formed prior to the merger of National and vFinance effective October 1, 2011, (the “Terminated Plans”). Under the Plan, employees can elect to defer up to 75% of eligible compensation, subject to certain limitations, by making voluntary contributions to the Plan. As a result of the Plan’s larger size, the Company was able to eliminate all administrative costs to the Company, as well as offer participants a larger selection of investment choices. The Company’s contributions are made at the discretion of the Board of Directors. For the new Plans, the Company made no contributions for the fiscal year ended September 30, 2012. For the Terminated Plans, the Company made no contributions for the fiscal year ended September 30, 2012 and 2011.

GILMAN CIOCIA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	Unaudited March 31, 2013	June 30, 2012 (1)
Assets

Cash & Cash Equivalents	$666	$446
Restricted Cash	190	190
Marketable Securities	2	8
Trade Accounts Receivable, Net	2,846	2,453
Receivables from Employees, Net	885	980
Prepaid Expenses	513	347
Other Current Assets	122	460
Total Current Assets	5,224	4,884

Property and Equipment (less accumulated depreciation of $7,404 at March 31, 2013 and $7,214 at June 30, 2012)	579	781
Goodwill	4,016	4,016
Intangible Assets (less accumulated amortization of $9,676 at March 31, 2013 and $9,176 at June 30, 2012)	3,844	4,503
Other Assets	260	271
Total Assets	$13,923	$14,455

Liabilities and Shareholders' Equity

Accounts Payable ($9 and $5 are valued at fair value at March 31, 2013 and June 30, 2012, respectively)	$966	$1,186
Accrued Expenses	1,432	1,994
Commission Payable	2,454	2,542
Current Portion of Notes Payable and Capital Leases	5,192	2,674
Deferred Income	119	152
Due to Related Parties	1,081	251
Total Current Liabilities	11,244	8,799

Long Term Portion of Notes Payable and Capital Leases	5	1,991
Long Term Portion of Related Party Notes	-	950
Other Long Term Liabilities	475	817
Total Liabilities	11,724	12,557

Shareholders' Equity

Preferred Stock, $0.001 par value; 100 shares authorized; none issued	-	-
Common Stock, $0.01 par value 500,000 shares authorized; 96,446 shares and 97,487 shares issued at March 31, 2013 and June 30, 2012	964	975
Additional Paid in Capital	36,596	36,620
Accumulated Deficit	(35,361)	(35,697)
Total Shareholders' Equity	2,199	1,898
Total Liabilities and Shareholders' Equity	$13,923	$14,455

(1) Derived from audited financial statements.

See Notes to Unaudited Consolidated Financial Statements

GILMAN CIOCIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share data)

	For the Three Months Ended March 31,		For the Nine Months Ended March 31,
	2013	2012	2013	2012
Revenues
Financial Planning Services	$7,321	$8,206	$22,132	$24,281
Tax Preparation and Accounting Fees	3,635	4,091	5,206	5,493
Total Revenues	10,956	12,297	27,338	29,774

Operating Expenses
Commissions	4,519	5,528	13,353	15,222
Salaries and Benefits	2,452	2,630	6,850	6,902
General and Administrative	1,184	1,592	3,200	3,453
Advertising	366	327	668	680
Brokerage Fees and Licenses	292	317	801	934
Rent	591	621	1,777	1,889
Depreciation and Amortization	271	274	824	819
Total Operating Expenses	9,675	11,289	27,473	29,899

Income / (Loss) Before Other Income and Expenses	1,281	1,008	(135)	(125)
Other Income/(Expenses)
Interest and Investment Income	12	-	22	5
Interest Expense	(162)	(140)	(446)	(403)
Other Income/(Expense), Net	109	10	895	7
Total Other Income/(Expense)	(41)	(130)	471	(391)

Income / (Loss) Before Income Taxes	1,240	878	336	(516)
Income Tax Expense	-	-	-	-
Net Income / (Loss)	$1,240	$878	$336	$(516)

Weighted Average Number of Common
Shares Outstanding:
Basic and Diluted Shares	96,446	97,487	96,458	97,220

Basic and Diluted Net Income / (Loss) Per Share:
Net Loss Per Common Share	$0.01	$0.01	$0.00	$(0.01)

See Notes to Unaudited Consolidated Financial Statements

GILMAN CIOCIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	For the Nine Months Ended March 31,
	2013	2012
Cash Flows from Operating Activities:
Net income / (loss)	$336	$(516)

Adjustments to reconcile net loss to net cash provided
by/(used in) operating activities:
Depreciation and amortization	824	819
Issuance of common stock for stock-based compensation and other	58	60
Gain on sale of office	(323)	-
Allowance for doubtful accounts	49	249
Gain on fair value recognition on accounts payable	(32)	(17)

Changes in assets and liabilities:
Accounts receivable	(399)	(616)
Prepaid and other current assets	171	(126)
Change in marketable securities	6	(10)
Other assets	-	21
Accounts payable and accrued expenses	(821)	29
Deferred income	(33)	(25)
Net cash used in operating activities:	(164)	(132)

Cash Flows from Investing Activities:
Capital expenditures	(1)	(30)
Cash paid for acquisitions, net of cash acquired and debt Incurred	(396)	(221)
Receivables from employees	49	44
Proceeds from sale of office	319	-
Net cash used in investing activities:	(29)	(207)

Cash Flows from Financing Activities:
Proceeds from other loans	334	342
Proceeds from notes payable	1,450	1,050
Proceeds from related parties	-	140
Payments to related parties	(119)	(215)
Payments of notes payable	(933)	(555)
Payments of capital leases and other loans	(319)	(405)
Net cash provided by financing activities:	413	357

Net change in cash and cash equivalents	220	18
Cash and cash equivalents at beginning of period	446	383
Cash and cash equivalents at end of period	$666	$401

See Notes to Unaudited Consolidated Financial Statements and Supplemental Disclosures to Consolidated Statements of Cash Flows

GILMAN CIOCIA, INC.
Supplemental Disclosures to Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	For the Nine Months Ended March 31,
	2013	2012
Cash Flow Information
Cash payments during the year for:
Interest	$438	$412
Taxes	$-	$-

Supplemental Disclosure of Non-Cash Transactions
Issuance of common stock for services	$25	$30
Fair value recognition on legacy accounts payable	$(32)	$(17)

See Notes to the Unaudited Consolidated Financial Statements

GILMAN CIOCIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.  ORGANIZATION AND NATURE OF BUSINESS

Description of the Company

Gilman Ciocia, Inc. (together with its wholly owned subsidiaries, “we,” “us,” “our” or the “Company”) was founded in 1981 and is incorporated under the laws of the State of Delaware.  We provide federal, state and local tax preparation services to individuals, predominantly in the middle and upper income tax brackets, accounting services to small and midsize companies and financial planning services, including securities brokerage, investment management services, insurance and financing services.  As of March 31, 2013, we had 26 company-owned offices operating in the states of New York, New Jersey and Florida and 26 independently operated offices providing financial planning services in 8 states.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) have been omitted pursuant to such rules and regulations.  However, we believe that the disclosures are adequate to make the information presented not misleading.  The Consolidated Balance Sheet as of March 31, 2013, the Consolidated Statements of Operations for the three and nine months ended March 31, 2013 and 2012 and the Consolidated Statements of Cash Flows for the nine months ended March 31, 2013 and 2012 are unaudited.  The Consolidated Financial Statements reflect all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of our financial position and results of operations.  The operating results for the three and nine months ended March 31, 2013 are not necessarily indicative of the results to be expected for any other interim period or any future year.  These Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

Fiscal years are denominated by the year in which they end.  Accordingly, fiscal 2012 refers to the year ended June 30, 2012.

The Consolidated Financial Statements include the accounts of the Company and all majority owned subsidiaries from their respective dates of acquisition.  All significant inter-company transactions and balances have been eliminated.  Where appropriate, prior years’ financial statements reflect reclassifications to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  We and our wholly owned subsidiary Prime Capital Services, Inc. (“PCS”) have been named as a respondent in customer arbitrations and as a defendant in customer lawsuits (“Customer Claims”). These Customer Claims result from the actions of brokers affiliated with PCS.  Under the PCS registered representatives contract, each registered representative has indemnified us for these claims.  Most of these Customer Claims are covered by our errors and omissions insurance policy.  As of March 31, 2013, there was one pending Customer Claims against PCS and no Customer Claims pending against the Company.  We establish liabilities for potential losses from Customer Claims.  In establishing these liabilities, management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses.  While we will vigorously defend ourselves in these matters, and we assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

GILMAN CIOCIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value.  Cash at times may exceed FDIC insurable limits.   Restricted cash consists of deposits with clearing firms.

Impairment of Intangible Assets

Impairment of intangible assets results in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We test goodwill for impairment annually (our fourth quarter) or more frequently whenever events occur or circumstances change, which would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Revenue Recognition

Company Owned Offices - We recognize all revenues associated with income tax preparation, accounting services and asset management fees upon completion of the services.  Financial planning services include securities and other transactions. The related commission revenue and expenses are recognized on a trade-date basis.  Marketing revenue associated with product sales is recognized quarterly based on production levels.  Marketing event revenues are recognized at the commencement of the event offset by its cost.

Independent Offices - We recognize 100% of all commission revenues and expenses associated with financial planning services including securities and other transactions on a trade-date basis.   Our independent offices are independent contractors who may offer other products and services of other unrelated parties.  These same offices are responsible for paying their own operating expenses, including payroll compensation for their staff.

Earnings (Loss) Per Share (“EPS”)

Basic EPS is computed using the weighted average number of common shares outstanding during each period.  Options to purchase 3,719,350 common shares at an average price of $0.16 per share were outstanding during the three and nine months ended March 31, 2013, but were not included in the computation of diluted earnings per share because to do so would be anti-dilutive and because the options’ exercise prices were greater than the average market price of the common shares.  Options to purchase 3,247,646 common shares at an average price of $0.16 per share were outstanding during the three and nine months ended March 31, 2012, but were not included in the computation of diluted earnings per share because to do so would be anti-dilutive and because the options’ exercise prices were greater than the average market price of the common shares.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, notes receivable, accounts payable and debt, approximated fair value as of March 31, 2013 because of the relatively short-term maturity of these instruments and their market interest rates.

Contingent Consideration

During fiscal 2011 we entered into one asset purchase agreement which includes contingent consideration based upon gross revenue generated in future periods.  At the time of acquisition we recognized a liability of $1.3 million representing anticipated future contingency payments.  As of March 31, 2013 the remaining liability was $0.6 million.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of trade receivables. The larger portion of our trade receivables are commissions earned from providing financial planning services that include securities brokerage services, insurance and financing services. Our remaining trade receivables consist of revenues recognized for accounting and tax services provided to businesses and individual tax payers.  As a result of the diversity of services, markets and the wide variety of customers, we do not consider ourselves to have any significant concentration of credit risk.

Segment Disclosure

Management believes the Company operates as one segment.

GILMAN CIOCIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

3.  RECENT ACCOUNTING PRONOUNCEMENTS

In September 2011, the FASB issued new guidance on testing goodwill for impairment. Pursuant to the new guidance an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss. Under the new guidance, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The new guidance does not change the current guidance for testing other indefinite lived intangible assets for impairment. The new guidance was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The requirements of the amended accounting guidance were effective for us September 30, 2012 and early adoption was permitted.  The adoption of the amended guidance did not have a significant impact on the consolidated financial statements.

All other new accounting pronouncements issued but not yet effective or adopted have been deemed not to be relevant to us, hence are not expected to have any impact once adopted.

4.  COMMITMENTS AND CONTINGENCIES

On April 6, 2012, the State of Florida Office of Financial Regulation (the “OFR”) commenced an Administrative Proceeding (the “OFR Administrative Proceeding”) against PCS, Asset & Financial Planning, Ltd. (“AFP”), a wholly owned subsidiary and a registered investment advisor, and three registered representatives of PCS (the “Registered Representatives”).  The OFR Administrative Proceeding sought the imposition of administrative fines on PCS, AFP and the Registered Representatives. The allegations in the OFR Administrative Proceeding concerned the impact of management fees on the bonus provisions of a rider on 53 customer variable annuities between 2007 and 2010.  On July 10, 2012, the OFR commenced a lawsuit in Florida state court (the “OFR Court Case”) against PCS, AFP and the Registered Representatives.  The OFR Court Case sought an injunction against PCS, AFP and the Registered Representatives from violating the Florida Securities and Investor Protection Act and an award of damages to the owners of the 53 customer variable annuities (the “Customers”). AFP has since instituted procedures to insure that no other variable annuities under management are similarly impacted.   PCS, AFP and the Registered Representatives believed that these transactions were an administrative error and that the Customers did not suffer any economic harm or damage.  PCS, AFP and the Registered Representatives did not believe that the imposition of administrative fines was appropriate and they vigorously defended against the OFR Administrative Proceeding and against the OFR Court Case.

On January 30, 2013, the OFR executed and docketed a Final Order approving a Stipulation and Consent Agreement settling the OFR Administrative Proceeding and the OFR Court Case.  The terms of the settlement with the OFR are as follows: PCS, AFP and the Registered Representatives agreed to pay an administrative fine in the amount of $70,000, which was paid on March 22, 2013; PCS, AFP and the Registered Representatives agreed to pay $26,175 in costs, which was paid on March 22, 2013; PCS, AFP and the Registered Representatives agreed to pay damages in the amount of $100,000 to the Customers, which was paid on March 26, 2013; and two of the Registered Representatives agreed to sign two (2) year agreements with OFR restricting their registrations as associated persons of PCS and AFP.   The two Registered Representatives resigned from PCS on March 13, 2013 and they did not sign the two (2) year agreements.

Our insurance carrier has interrelated all claims involving the variable annuity sales practices of certain registered representatives of PCS that involve an SEC Administrative Proceeding commenced on June 30, 2009 which we settled on March 16, 2010 (the “Interrelated Claims”).  The total remaining insurance coverage for the Interrelated Claims was reduced from $1.0 million to $0.3 million after settling arbitrations commenced by customers.  On February 1, 2012, we settled the last pending Interrelated Claim customer arbitration for $0.4 million which was paid $0.3 million from insurance coverage and $0.1 million from us. As a result of this settlement, there is no remaining insurance coverage for arbitrations for Interrelated Claims which may be commenced by customers and we could be required to pay significant additional costs out of pocket, which would reduce our working capital and have a material adverse effect on our results of operations.  We continue to have insurance coverage for any claims that are not “interrelated claims” previously defined.

GILMAN CIOCIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

4.  COMMITMENTS AND CONTINGENCIES - continued

We and PCS have been named as a respondent in customer arbitrations and as a defendant in customer lawsuits (“Customer Claims”). These Customer Claims result from the actions of brokers affiliated with PCS.  Under the PCS registered representatives contract, each registered representative has indemnified us for these claims.  Most of these Customer Claims are covered by our errors and omissions insurance policy.  As of March 31, 2013, there was one pending Customer Claim against PCS and no Customer Claims pending against the Company.  We establish liabilities for potential losses from Customer Claims.  In establishing these liabilities, management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses.  While we will vigorously defend ourselves in these matters, and we assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

5.  EQUITY

On October 31, 2012, pursuant to the Company’s 2007 Stock Incentive Plan (the “2007 Plan”), we granted to the independent members of our Board of Directors and Jim Ciocia, our Chairman of the Board, in the aggregate, $25.0 thousand in common stock options, or 510,205 common stock options each with an exercise price of $0.15 and a ten-year term which vest as to 20.0% of the shares annually commencing one year after the date of grant and which have a Black-Scholes value at the time of grant determined based on the closing price of our common stock on the date of grant.  Additionally, on October 31, 2012 we issued in the aggregate to these same board members $25.0 thousand in common stock, or 500,000 shares of Rule 144 restricted common stock.

6.  FAIR VALUE MEASUREMENTS

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy of our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels.  Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.  Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.   If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability.  Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

We have accounts payable balances that are at least four years old and that we believe will never require a financial payment for a variety of reasons.  Accordingly, we opted to use the cost approach as our valuation technique to measure the fair value of our legacy accounts payable.  Based on historical payouts we have established an estimate of fifteen cents on the dollar on these legacy balances that we would potentially pay out.  The income recorded during the nine months ended March 31, 2013 and March 31, 2012 was $32.0 thousand and $17.0 thousand, respectively.

The following table sets forth the assets and liabilities as of March 31, 2013 which is recorded on the balance sheet at fair value on a recurring basis by level within the fair value hierarchy.  These are classified based on the lowest level of input that is significant to the fair value measurement:

(in thousands) Description	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$191	$191	$-
Marketable securities	$2	$2	$-
Accounts payable greater than 4 years old	$9	$-	$9

GILMAN CIOCIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

6.  FAIR VALUE MEASUREMENTS - continued

The following table sets forth the assets and liabilities as of June 30, 2012 which is recorded on the balance sheet at fair value on a recurring basis by level within the fair value hierarchy.  These are classified based on the lowest level of input that is significant to the fair value measurement:

(in thousands) Description	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$191	$191	$-
Marketable securities	$8	$8	$-
Accounts payable greater than 4 years old	$5	$-	$5

Cash and cash equivalents of $0.9 million includes money market securities of $0.2 million.  The carrying value of our cash and cash equivalents, marketable securities, accounts payable and other current liabilities approximates fair value because of their short-term maturity. All of our other significant financial assets, financial liabilities and equity instruments are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

7.  GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying value of goodwill remained unchanged at $4.0 million for the nine month period ended March 31, 2013.

Other intangible assets subject to amortization are comprised of the following at:

(in thousands)	March 31, 2013	June 30, 2012
Customer Lists	$8,441	$8,600
Broker-Dealer Registration	100	100
Non-Compete Contracts	779	779
House Accounts	600	600
Administrative Infrastructure	500	500
Independent Contractor Agreements	3,100	3,100
Intangible Costs at Cost	13,520	13,679
Less: Accumulated Amortization and Impairment	(9,676)	(9,176)
Intangible Assets, Net	$3,844	$4,503

Amortization expense for both the three months ended March 31, 2013 and March 31, 2012 was $0.2 million.  Amortization expense for both the nine months ended March 31, 2013 and March 31, 2012 was $0.6 million.

8.  DISPOSITIONS

On August 3, 2012 we sold the assets of an office located in Toms River, New Jersey, including client lists and goodwill, for a purchase price of $0.4 million ($0.3 million in cash and $0.1 million in Gilman Ciocia stock – 1.5 million shares).   The sale resulted in a gain on sale of assets of approximately $0.3 million.

9.  DEBT

	March 31,	June 30,
(in thousands)	2013	2012
2008 Notes (a)	$1,972	$2,502
2012 Notes (b)	1,397	1,800
2013 Notes (c)	1,450	-
Note Payable for Insurance (d)	62	18
Capitalized Lease Obligations (e)	316	345
Total	5,197	4,665
Less: Current Portion	(5,192)	(2,674)
Total Long-Term Portion	$5	$1,991

GILMAN CIOCIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

9.  DEBT - continued

(a) On October 31, 2008 we commenced the Gilman Ciocia Common Stock and Promissory Note Offering, a private offering of our securities pursuant to SEC Regulation D (the “2008 Offering”).  The 2008 Offering was amended on December 8, 2008, September 3, 2009, December 16, 2009, February 11, 2010, March 29, 2010, May 31, 2011 and May 31, 2012.  The securities offered for sale in the 2008 Offering, as amended were:  $3.8 million of notes with interest at 10% (the “2008 Notes”) and $0.4 million, or 3.5 million shares of our $0.01 par value common stock with a price of $0.10 per share (the “Shares”).  As of March 31, 2013, $2.8 million of the 2008 Notes were outstanding and due July 1, 2013 (inclusive of $848.0 thousand in related party notes: see Note 12 (b)(c)), $0.5 million of the 2008 Notes were outstanding and due July 1, 2012, which were paid on July 2, 2012 and $0.1 million, or 1.0 million shares, of our common stock were issued pursuant to the 2008 Offering.

On January 27, 2009, Carole Enisman, Executive Vice President of Operations purchased a $170.0 thousand Note of the 2008 Notes.  On November 24, 2009 Ms. Enisman purchased an additional $40.0 thousand Note and Michael Ryan, President and Chief Executive Officer purchased a $38.0 thousand Note of the 2008 Notes.  The Notes with Ms. Enisman were amended on March 2, 2010 and May 31, 2011 and were again amended on May 31, 2012 extending the due date to July 1, 2013.  The Note with Mr. Ryan was amended on April 19, 2010 and May 31, 2011 and was also amended on May 31, 2012 extending the due date to July 1, 2013.  On December 3, 2008 and August 19, 2009, three trusts, of which James Ciocia, Chairman of the Board is a trustee, purchased an aggregate of $0.6 million of Notes of the 2008 Notes.  The Notes with the three trusts were amended on April 19, 2010 and May 31, 2011 and was also amended on May 31, 2012 extending the due date to July 1, 2013.  The Carole Enisman, Michael Ryan and James Ciocia as trustee purchases, which amount to $848.0 thousand, are included in related party debt.

 (b) On May 2, 2012, we commenced the Gilman Ciocia $1.8 million Promissory Note Offering, a private offering of our debt securities pursuant to SEC Regulation D (the “2012 Offering”).  The securities offered for sale in the 2012 Offering were $1.8 million of promissory notes with interest payable at 10.0% (the “2012 Notes”).  The 2012 Notes are collateralized by a 33.3% security interest in our gross receipts from the preparation of 2013 income tax returns (the “2013 Gross Receipts”).  The principal of the 2012 Notes were to be paid to the Note holders from the 2013 Gross Receipts on March 31, April 30, May 31, and June 30, 2013, with the balance of principal, if any paid July 1, 2013.  On March 31, 2013 we made total principal payments on the 2012 Notes of $0.4 million.  On April 30, 2013 we made total principal payments on the 2012 Notes of $0.6 million.  As of May 15, 2013, $0.8 million of the 2012 Notes were outstanding secured by a 33.3% interest in the 2013 Gross Receipts.

 (c) On July 31, 2012, we commenced the Gilman Ciocia $1.5 million Promissory Note Offering, a private offering of our debt securities pursuant to SEC Regulation D (the “$1.5 Million Note Offering”).  The securities offered for sale in the $1.5 Million Note Offering were $1.5 million of notes with interest at 10.0% (the “2013 Notes”).  As of May 15, 2013, $1,450,000 of the 2013 Notes were outstanding and due December 31, 2013.

(d) We have historically financed our insurance premiums over a short-term period of time.

(e) We are the lessee of certain equipment and leasehold improvements under capital leases expiring through 2014. The assets and liabilities under capital leases are carried at the lower of the present value of minimum lease payments or the fair market value of the asset. The assets are depreciated over the shorter of their estimated useful lives or their respective lease terms. Depreciation of assets under capital leases is included in depreciation expense.

10.  STOCK BASED COMPENSATION

We account for stock-based compensation using a modified prospective application.  Under this application, we are required to record compensation expense using a fair-value-based measurement method for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.  We have adopted the policy to recognize compensation expense on a straight-line attribution method.

Changes in our stock option activity during the nine months ended March 31, 2013 were as follows:

	Shares	Weighted Average Exercise Price
Outstanding, June 30, 2012	3,247,645	$0.16
Granted	510,205	0.15
Exercised	-	-
Expired	-	-
Canceled	38,500	0.18
Outstanding, March 31, 2013	3,719,350	$0.16

Exercisable, March 31, 2013	1,930,447	$0.16

The range of exercise prices for the outstanding options at March 31, 2013 is between $0.10 and $0.18.

On October 31, 2012, pursuant to the 2007 Plan, we granted to the independent members of our Board of Directors and Jim Ciocia, our Chairman of the Board, in aggregate, $25.0 thousand in common stock options, or 510,205 common stock options each with an exercise price of $0.15 and a ten-year term which vest as to 20.0% of the shares annually commencing one year after the date of grant and which have a Black-Scholes value at the time of grant determined based on the closing price of our common stock on the date of grant.  Additionally, on October 31, 2012 we issued in the aggregate to these same board members $25.0 thousand in common stock, or 500,000 shares of Rule 144 restricted common stock.

GILMAN CIOCIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

11.  ACCRUED EXPENSES

Accrued expenses consist of the following:

(in thousands)	March 31,	June 30,
	2013	2012

Accrued compensation	$396	$272
Accrued bonus	45	83
Accrued related party compensation and bonus	8	18
Accrued vacation	131	153
Accrued settlement fees	120	490
Accrued audit fees & tax fees	132	176
Accrued interest	115	106
Accrued other	193	380
Accrued acquisitions short term	292	316
Total Accrued Expenses	$1,432	$1,994

12.  RELATED PARTY TRANSACTIONS

	March 31,	June 30,
(in thousands)	2013	2012

Prime Partners Note (a)	$143	$263
Ciocia as Trustee 2008 Notes (b)	600	600
Enisman and Ryan 2008 Notes (c)	338	338
Total	1,081	1,201
Less: Current Portion	(1,081)	(251)
Total Long-Term Portion	$-	$950

(a) As of September 1, 2008, we entered into a $0.5 million promissory note with Prime Partners (the “Prime Partners Note”).  The Prime Partners Note provided for 10% interest to be paid in arrears through the end of the previous month on the 15th day of each month commencing on October 15, 2008.  The principal of the Prime Partners Note was to be paid on or before July 1, 2009.  Michael Ryan is a director, an officer and a significant shareholder of Prime Partners.  The Prime Partners Note was amended as of June 30, 2009 to extend the due date of principal to July 1, 2010.  The Prime Partners Note was again amended as of May 5, 2010 to extend the due date of principal to July 1, 2011.  The Prime Partners Note was again amended as of August 1, 2010 to provide for 42 monthly payments of $15.0 thousand comprised of principal and interest at 10% on the 15th day of each month commencing on August 15, 2010 and ending on January 15, 2014. Up to and including June 30, 2011, in the event that we determined that we could not make a payment on the monthly due date, we could defer the payment by sending written notice to Prime Partners.  Any payment so deferred, was to be paid by adding each such deferred payment to the 42 month amortization schedule as an increased monthly payment commencing on August 15, 2011.  No payments were deferred by us.  In the event that we are in default on any of the promissory notes issued in our Regulation D Private Placement, within 30 days from written notice by us, Prime Partners shall repay to us all principal payments requested in the notice.  This repayment obligation is secured by Prime Partner’s execution of a collateral assignment of a promissory note owed by Daniel R. Levy to Prime Partners dated January 23, 2004 in the original principal amount of $0.9 million and with a present outstanding principal balance of $0.2 million.  There shall be no fees owed by us to Prime Partners for any late payments and no acceleration of the Prime Partners Note as a result of any late payments.

(b) On December 3, 2008, three trusts of which James Ciocia is a trustee, purchased an aggregate of $0.3 million of the Notes issued pursuant to the Offering in reliance upon the exemption from registration in Rule 506 of Regulation D.  On August 19, 2009, these trusts purchased an additional $0.3 million of the Notes.  The Notes with the three trusts were amended on April 19, 2010, May 31, 2011 and May 31, 2012 extending the due date to July 1, 2013.  See Note 9.

(c) On January 27, 2009, Carole Enisman, Executive Vice President of Operations purchased a $0.2 million Note of the 2008 Notes.  On November 24, 2009 Ms. Enisman purchased an additional $40.0 thousand Note and Michael Ryan, President and Chief Executive Officer purchased a $38.0 thousand Note of the 2008 Notes.  The Notes with Ms. Enisman were amended on March 2, 2010, May 31, 2011 and were also amended on May 31, 2012 extending the due date to July 1, 2013.  The Note with Mr. Ryan was amended on April 19, 2010, May 31, 2011 and was also amended on May 31, 2012 extending the due date to July 1, 2013.  See Note 9.

On September 23, 2011, we issued an unsecured promissory note in the amount of $50.0 thousand to Carole Enisman, our Executive Vice President of Operations, payable on demand by Ms. Enisman at an interest rate of 10.0% per annum.  On November 3, 2011, we issued an unsecured promissory note in the amount of $40.0 thousand to Michael Ryan, our President and Chief Executive Officer, payable on demand by Mr. Ryan at an interest rate of 10.0% per annum.  The unsecured promissory notes with Ms. Enisman and Mr. Ryan were still outstanding as of March 31, 2013.

At March 31, 2013, the aggregate amount we owed to related parties was $1.1 million.

GILMAN CIOCIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

13.  SUBSEQUENT EVENTS

From March 2006 through December 2008, we entered into thirty-three (33) equipment lease agreements (the “Equipment Leases”) with Atlantic Payment Systems, LLC (“Atlantic”).  We previously paid in full one of the Leases. As of April 30, 2013, we entered into a Settlement Agreement and Mutual Release with Atlantic settling for $0.1 million all amounts due and owing to Atlantic under the Leases.  As part of the settlement, Atlantic retained all security deposits previously paid.  As a result of the settlement, we recorded a gain on extinguishment of debt in the amount of $0.2 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Gilman Ciocia, Inc.

Poughkeepsie, New York

We have audited the accompanying consolidated balance sheets of Gilman Ciocia, Inc. and subsidiaries as of June 30, 2012 and 2011 and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended June 30, 2012 and 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gilman Ciocia, Inc. and its subsidiaries at June 30, 2012 and 2011 and the results of its operations and its cash flows for the fiscal years ended June 30, 2012 and 2011, in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP Certified Public Accountants

New York, New York

September 27, 2012

GILMAN CIOCIA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2012	June 30, 2011
Assets

Cash and Cash Equivalents	$446	$383
Restricted Cash	190	190
Marketable Securities	8	1
Trade Accounts Receivable, Net	2,453	2,387
Receivables From Employees, Net	980	1,096
Prepaid Expenses	347	332
Other Current Assets	460	119
Total Current Assets	4,884	4,508

Property and Equipment (less accumulated depreciation of $7,214 in 2012 and $6,944 in 2011)	781	995
Goodwill	4,016	4,012
Intangible Assets (less accumulated amortization of $9,176 in 2012 and $8,352 in 2011)	4,503	5,184
Other Assets	271	291
Total Assets	$14,455	$14,990

Liabilities and Shareholders' Equity

Accounts Payable ($5 are valued at fair value at June 30, 2012 and $4 at June 30, 2011)	$1,186	$1,996
Accrued Expenses	1,994	1,446
Commissions Payable	2,542	2,626
Current Portion of Notes Payable and Capital Leases	2,674	1,289
Deferred Income	152	217
Due to Related Parties	251	203
Total Current Liabilities	8,799	7,777

Long Term Portion of Notes Payable and Capital Leases	1,991	2,537
Long Term Portion of Related Party Notes	950	1,111
Other Long Term Liabilities	817	1,044
Total Liabilities	12,557	12,469

Shareholders' Equity

Preferred Stock, $0.001 par value; 100 shares authorized; none issued	-	-
Common Stock, $0.01 par value 500,000 shares authorized; 97,487 and 96,887 shares issued at June 30, 2012 and 2011, respectively	975	969
Additional Paid in Capital	36,620	36,562
Accumulated Deficit	(35,697)	(35,010)
Total Shareholders' Equity	1,898	2,521
Total Liabilities & Shareholders' Equity	$14,455	$14,990

See accompanying Notes to Consolidated Financial Statements

GILMAN CIOCIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Fiscal Years Ended June 30,
	2012	2011
Revenues
Financial Planning Services	$32,419	$33,828
Tax Preparation and Accounting Fees	7,953	7,655
Total Revenues	40,372	41,483

Operating Expenses
Commissions	20,685	22,531
Salaries and Benefits	9,283	9,184
General and Administrative	4,938	4,601
Advertising	881	1,235
Brokerage Fees and Licenses	1,209	1,367
Rent	2,533	2,727
Depreciation and Amortization	1,094	1,114
Total Operating Expenses	40,623	42,759

Loss Before Other Income and Expenses	(251)	(1,276)
Other Income/(Expenses)
Interest and Investment Income	8	15
Interest Expense	(562)	(464)
Other Income, Net	118	(46)
Total Other Expense	(436)	(495)

Loss Before Income Taxes	(687)	(1,771)
Income Tax Expense	-	-
Net Loss	$(687)	$(1,771)

Weighted Average Number of Common
Shares Outstanding:
Basic and Diluted Shares	97,286	96,704
Basic and Diluted Net Loss Per Share:
Net Loss per Common Share	$(0.01)	$(0.02)

See accompanying Notes to Consolidated Financial Statements

GILMAN CIOCIA, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Common Stock		Additional Paid in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Equity
Balance, June 30, 2010	96,287	$963	$36,487	$(33,239)	$4,211

Net loss	-	-	-	(1,771)	(1,771)
Issuance of stock in connection with director compensation and other	600	6	75	-	81

Balance, June 30, 2011	96,887	969	36,562	(35,010)	2,521

Net loss	-	-	-	(687)	(687)
Issuance of stock in connection with director compensation and other	600	6	58	-	64

Balance, June 30, 2012	97,487	$975	$36,620	$(35,697)	$1,898

See accompanying Notes to Consolidated Financial Statements

GILMAN CIOCIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended June 30,
	2012	2011
Cash Flows From Operating Activities:
Net Loss	$(687)	$(1,771)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,094	1,114
Issuance of common stock for stock-based compensation and other	64	81
Loss on sale of office	-	82
Allowance for doubtful accounts	294	189
Gain on fair value recognition on accounts payable	(18)	(10)

Changes in assets and liabilities:
Accounts receivable	(232)	(136)
Prepaid and other current assets	(356)	(9)
Change in marketable securities	(6)	3
Other assets	20	27
Accounts payable and accrued expenses	(384)	(447)
Deferred income	(65)	130
Net cash used in operating activities:	(276)	(747)

Cash Flows From Investing Activities:
Capital expenditures	(33)	(26)
Cash paid for acquisitions, net of cash acquired and debt incurred	(324)	(355)
Receivables from employees	(12)	215
Proceeds from sale of office	-	100
Due from office sales	-	58
Net cash used in investing activities:	(369)	(8)

Cash Flows From Financing Activities:
Proceeds from other loans	347	411
Proceeds from notes payable	2,287	1,400
Proceeds from related parties	140	274
Payments of notes payable	(1,337)	(951)
Payments of capital leases and other loans	(476)	(530)
Payments to related parties	(253)	(394)
Net cash provided by financing activities:	708	210

Net change in cash and cash equivalents	63	(545)
Cash and cash equivalents at beginning of fiscal year	383	928
Cash and cash equivalents at end of fiscal year	$446	$383

See accompanying Notes to Consolidated Financial Statements and supplemental disclosures to Consolidated Statements of Cash Flows.

GILMAN CIOCIA, INC.

SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended June 30,
	2012	2011
Cash Flow Information
Cash payments during the year for
Interest	$545	$489
Taxes	$-	$-

Supplemental Disclosure of Non-Cash Transactions
Issuance of common stock for services, interest and other	$30	$30
Equipment acquired under capital leases	$24	$-
Fair value recognition on legacy accounts payable	$(19)	$(39)

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

1. ORGANIZATION AND NATURE OF BUSINESS

Gilman Ciocia, Inc. (together with its wholly owned subsidiaries, “we”, “us”, “our” or the “Company”) was founded in 1981 and is incorporated under the laws of the State of Delaware.  We provide federal, state and local tax preparation services to individuals, predominantly in the middle and upper income tax brackets, accounting services to small and midsize companies and financial planning services, including securities brokerage, investment management services, insurance and financing services.  As of June 30, 2012, we had 27 company-owned offices operating in three states (New York, New Jersey, and Florida) and 33 independently operated offices providing financial planning services in 10 states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The Consolidated Financial Statements include the accounts of the Company and all wholly owned subsidiaries from their respective dates of acquisition. All significant inter-company transactions and balances have been eliminated.

Reclassifications

Where appropriate, prior years financial statements reflect reclassifications to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Furthermore, the Company, including our wholly owned subsidiary Prime Capital Services, Inc. ("PCS"), has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with PCS. In addition, under the PCS registered representatives contract, each registered representative has indemnified us for these claims. We have established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings. In establishing these liabilities, our management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of June 30, 2012, we accrued approximately $23.4 thousand for these matters. A majority of these claims are covered by our errors and omissions insurance policy. While we will vigorously defend ourselves in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.  As of June 30, 2012, we accrued an additional $490.0 thousand in legal fees and other costs and expenses in defending against the OFR Administrative Proceeding and the OFR Court Case and have recorded a receivable from the Registered Representatives for their share of the legal fees and other costs and expenses.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value. Cash at times may exceed FDIC insurable limits.  Restricted cash consists of deposits with clearing organizations.

Marketable Securities

Our short-term investments consist of trading securities and are stated at quoted market values, with unrealized gains and losses reported as investment income in earnings. During the fiscal years ended June 30, 2012 and 2011 we recorded unrealized gains/(losses) from trading securities which we deemed immaterial.  All such gains and losses are calculated on the basis of the specific-identification method. During the fiscal year ended June 30, 2012, we recognized $0.9 million in realized gains. Interest earned is included in other income/(expense).

Securities sold, but not yet purchased, are stated at quoted market values with unrealized gains and losses reflected in the statements of operations. Subsequent market fluctuations of securities sold, but not yet purchased, may require purchasing the securities at prices that may differ from the market values reflected in the accompanying balance sheets. There was no liability attributable to securities sold short, but not yet purchased, as of June 30, 2012.

Trade Accounts Receivable, Net

Our accounts receivable consist primarily of amounts due related to financial planning commissions and tax preparation and accounting services performed. We record an allowance for doubtful accounts based on management’s estimate of collectibility of such trade and notes receivables outstanding.  The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses, if any.  The recorded allowance was $0.3 million at June 30, 2012 and 2011. Bad debt expense was $0.3 million for the fiscal year ended June 30, 2012 and $0.2 million for the fiscal year ended June 30, 2011, and is included in general and administrative expense in the statements of operations.

Property and Equipment

Property and equipment are carried at cost. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over the following useful lives:

Equipment	3-5 years
Furniture and Fixtures	5-7 years
Leasehold Improvements	Shorter of useful life or lease term
Software	2-5 years
Assets under Capital Lease	2-7 years

Goodwill and Intangible Assets

Goodwill and other intangibles, net relates to our acquisitions accounted for under the purchase method. Intangible assets include covenants not to compete, customer lists, goodwill, independent contractor agreements and other identifiable intangible assets. Goodwill represents acquisition costs in excess of the fair value of net tangible and identifiable intangible assets acquired.  Goodwill and certain indefinite-lived intangibles are tested for impairment at least annually, unless circumstances dictate otherwise. This testing requires the comparison of carrying values to fair value and, when appropriate, requires the reduction of the carrying value of impaired assets to their fair value.  Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. Amortization of finite lived intangible assets is calculated on a straight-line basis over the following lives:

Customer Lists	5-20	years
Broker-Dealer Registration	20	years
Non-Compete Contracts	2-5	years
House Accounts	15	years
Administrative Infrastructure	7	years
Independent Contractor Agreements	15	years

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Website Development and Internal Use Software Costs

We capitalized costs incurred in the application development stage related to the development of our website and our internal use software in the amount of $0.6 million.  During the fiscal year ended June 30, 2012 and 2011 we incurred no costs in the application development stage related to the development of our website and our internal use of software.  Amortization expense is computed on a straight-line basis over a period of two to five years, the expected useful life, and amounted to approximately $11.6 thousand and $47.4 thousand for the years ended June 30, 2012 and 2011.

Revenue Recognition

Company Owned Offices - We recognize all revenues associated with income tax preparation, accounting services and asset management fees upon completion of the services.  Financial planning services include securities and other transactions. The related commission revenue and expenses are recognized on a trade-date basis.  Marketing revenue associated with product sales is recognized quarterly based on production levels.  Marketing event revenues are recognized at the commencement of the event offset by its cost.

Independent Offices - We recognize 100% of all commission revenues and expenses associated with financial planning services including securities and other transactions on a trade-date basis.   Our independent offices are independent contractors who may offer other products and services of other unrelated parties.  These same offices are responsible for paying their own operating expenses, including payroll compensation for their staff.

Advertising Expense

The costs to develop direct-mail advertising are accumulated and expensed upon the first mailing of such advertising. The costs to develop tax season programs and associated printing and paper costs are deferred in the first and second fiscal quarters and expensed in the third fiscal quarter upon the first use of such advertisements in the advertising programs.  Other advertising fees associated with tax season are expensed as incurred.  Advertising expense was $0.9 million and $1.2 million for the years ended June 30, 2012 and 2011, respectively.

Interest Income/(Expense)

Interest expense relates to interest owed on our debt. Interest expense is recognized over the period the debt is outstanding at the stated interest rates (see Notes 11 and 15).  Interest income relates primarily to interest earned on bonds held by the broker-dealer. Interest is recognized from the last interest payment date up to but not including the settlement date of the sale.

Income Taxes

Income taxes have been provided using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying estimated tax rates and laws to taxable years in which such differences are expected to reverse.  The deferred tax asset attributed to the net operating losses have been fully reserved, since we have yet to achieve recurring income from operations.

Stock-based Compensation

The fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected remaining lives of the awards.  The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.  As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.  In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest.  In estimating our forfeiture rate, we analyzed our historical forfeiture rate, the remaining lives of unvested options, and the amount of vested options as a percentage of total options outstanding.  If our actual forfeiture rate is materially different from our estimate, or if we reevaluate the forfeiture rate in the future, the stock-based compensation expense could be significantly different from what we have recorded in the current period.  For the fiscal years ended June 30, 2012 and June 30, 2011 there was a $33.9 thousand and $50.6 thousand charge to earnings related to stock-option awards, respectively.  See Note 13 for a discussion of stock-based compensation.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Earnings (Loss) Per Share (“EPS”)

Basic EPS is computed using the weighted average number of common shares outstanding during each period.  Options to purchase 3,247,645 common shares at an average price of $0.16 per share were outstanding during fiscal 2012 and options to purchase 3,097,950 common shares at an average price of $0.16 per share were outstanding during fiscal 2011.  These options to purchase common shares were not included in the computations of diluted earnings per share because to do so would be anti-dilutive.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, notes receivable, accounts payable and debt, approximated fair value as of June 30, 2012, because of the relatively short-term maturity of these instruments and their market interest rates.

Business Combinations

During fiscal 2011 we entered into one asset purchase agreement which include contingent consideration based upon gross revenue generated in future periods.  At the time of acquisition we recognized a liability of $1.3 million representing anticipated future contingency payments.  During fiscal 2010 we entered into two asset purchase agreements which include contingent consideration based upon gross revenue generated in future periods.  At the time of acquisition we recognized a liability of $0.3 million representing anticipated future contingency payments.  See Note 3.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of trade receivables. The majority of our trade receivables are commissions earned from providing financial planning services that include securities/brokerage services and insurance and financing services. As a result of the diversity of services, markets and the wide variety of customers, we do not consider ourselves to have any significant concentration of credit risk.

Segment Disclosure

Management believes the Company operates as one segment.

Recent Accounting Pronouncements

In September 2011, the FASB issued new guidance on testing goodwill for impairment. Pursuant to the new guidance an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss. Under the new guidance, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The new guidance does not change the current guidance for testing other indefinite lived intangible assets for impairment. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011.  As of June 30, 2012, the Company has not elected to adopt the new guidance early, and when adopted, this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

In May 2011, the Financial Accounting Standards Board (“FASB”) amended its guidance related to Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. generally accepted accounting principles (“U.S. GAAP”) and the International Financial Reporting Standards (“IFRS”), that results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value. The new guidance clarifies and changes some fair value measurement principles and disclosure requirements under U.S. GAAP.  Among them is the clarification that the concepts of highest and best use and valuation premise in a fair value measurement should only be applied when measuring the fair value of nonfinancial assets. Additionally, the new guidance requires quantitative information about unobservable inputs, and disclosure of the valuation processes used and narrative descriptions with regard to fair value measurements within the Level 3 categorization of the fair value hierarchy. The requirements of the amended accounting guidance were effective for us January 1, 2012 and early adoption was prohibited.  The adoption of the new accounting guidance did not have a material impact on our consolidated financial statements.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In December 2010, the FASB amended its guidance related to Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists.  In determining whether it is more-likely-than-not that a goodwill impairment exists, consideration should be made as to whether there are any adverse qualitative factors indicating that an impairment may exist.  The requirements of the amended accounting guidance were effective for us July 1, 2011 and early adoption was prohibited.  The adoption of the new accounting guidance did not have a material impact on our consolidated financial statements.

In December 2010, the FASB amended its guidance related to business combinations entered into by an entity that are material on an individual or aggregate basis.  These amendments clarify existing guidance that if an entity presents comparative financial statements that include a material business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The requirements of the amended guidance were effective for us July 1, 2011 and early adoption was permitted.  This disclosure-only guidance did not have a material impact on our consolidated financial statements.

All other new accounting pronouncements issued but not yet effective or adopted have been deemed not to be relevant to us, hence are not expected to have any impact once adopted.

3. ACQUISITIONS

Tax Practices

On December 17, 2010 we acquired the assets of Hoffman, Levy, Bengio & Co., PL (“HLB”), a tax and accounting services firm.  The purchase price is equal to a percentage of gross revenue generated from the preparation of tax returns and accounting services revenue from existing clients generated during a five year period.  Commencing on March 31, 2011 and each 90-day period thereafter, we will pay the seller an installment payment based on a percentage of gross revenues generated during the five year period after the closing date less all prior payments received.  In addition, the agreement includes price reductions and price increases based on meeting or not meeting certain earning requirement thresholds.  A down payment of $80.0 thousand was made.  In accordance with the FASB’s amended guidance on business combinations we recorded a liability of $1.3 million representing the future contingency payments described above.  These anticipated payments have been discounted at a per annum rate of 10%.  The final anticipated payments are subject to change based on the actual gross revenues generated from this acquisition.  The business reason for this acquisition is that HLB fit our business model, has a sizeable client base for us to market financial products and we were able to merge HLB into a pre-existing office without significant expense.

The following table summarizes the fair values and purchase price allocation at the acquisition date of the assets acquired (no liabilities assumed) related to the acquisition made as of June 30, 2011.

(in thousands)	As of Acquisition Date
Property and equipment	$20
Customer lists	1,272
Total net identifiable assets	$1,292
Consideration transferred	$80
Future estimated consideration	1,212
Total consideration	$1,292

The total cost related to this acquisition was included in the Consolidated Statement of Operations under general and administrative expenses and was $13.0 thousand.

Revenues and net loss of HLB for fiscal 2011 totaled $0.7 million and $(0.1) million, respectively for the period from acquisition date through June 30, 2011.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

3. ACQUISITIONS - continued

The following table provides unaudited pro forma results of operations as if the HLB acquisition had occurred on July 1, 2009.  The unaudited pro forma results were prepared using HLB’s current and prior year financial information, reflecting certain adjustments related to the acquisition, such as the elimination of select nonrecurring charges, and changes to administrative, interest and depreciation and amortization expenses.  These pro forma adjustments do not include any potential synergies related to combining the businesses.  Accordingly, such pro form operating results were prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of July 1, 2009 or of results that may occur in the future.

(in thousands)	As of June 30, 2011
Net sales	$42,151
Net loss	$(1,724)

During fiscal 2010, we entered into asset purchase agreements to purchase two tax preparation, accounting and financial planning businesses.  In each case, the purchase price is equal to a percentage of gross revenue generated from the preparation of tax returns, accounting services and financial planning revenues from clients generated during a five year period.  Commencing on March 31, 2010 and each 90-day period thereafter, we will pay the sellers an installment payment based on a percentage of gross revenues generated during a five year period after the closing dates less all prior payments received.  In accordance with the FASB’s amended guidance on business combinations we recorded a liability of $0.3 million representing the future contingency payments described above.  These anticipated payments have been discounted at a per annum rate of 10%.  The final anticipated payments are subject to change based on the actual gross revenues generated from these acquisitions.

During fiscal 2009 and 2008, we entered into asset purchase agreements to purchase six tax preparation, accounting and financial planning businesses. In each case, the purchase price is equal to a percentage of gross revenue generated from the preparation of tax returns, accounting services and financial planning revenues from clients generated during a one to five year period.  Commencing on the first quarter end after the acquisition date and each 90-day period thereafter, we will pay the sellers an installment payment based on a percentage of gross revenues generated during a one to five year period after the closing dates less all prior payments received.   Payments made as of June 30, 2012 totaled $1.7 million in the aggregate.  No liability will be recorded until the contingency is determinable beyond a reasonable doubt.  Based on an estimate of these future revenues, we expect we will have a contingent liability of $15.0 thousand, subject to change based on actual future revenues earned.

Acquisitions are accounted for under the purchase method of accounting.  Purchase prices have been allocated to the acquired assets and liabilities based on their respective fair values on the dates of the acquisition.  The purchase prices in excess of the fair values of net assets acquired are classified as goodwill in the Consolidated Balance Sheets.  Sales and net income have been included in the Consolidated Statements of Operations from the respective dates of acquisition.  Customer lists are amortized on a straight-line basis generally over a nine year period.

Financial Planners

During fiscal 2012 and 2011, we entered into several financial planner employment agreements.  As part of the agreements we provided total loans to these financial planners in the amount of $0.1 million in fiscal 2012 and $0.1 million in fiscal 2011.  Consistent with industry practice, some of these loans will be forgiven if the financial planner meets certain predetermined production targets and/or length of service commitments.

4. BUSINESS COMBINATIONS AND SOLD OFFICES

On November 1, 2010 we sold the assets of one of our tax and financial planning offices for $0.2 million of which $0.1 million was paid on November 19, 2010.  The remaining balance was paid during fiscal 2011.

On February 1, 2008 we sold one of our tax preparation and financial planning offices for $0.2 million.  We received a promissory note for the entire amount to be financed over 60 months.  This note is non-interesting bearing and has been recorded with a 7.0% discount rate.  The balance of the note at June 30, 2010 was approximately $0.2 million.  On August 1, 2010 we entered into an asset purchase agreement for this same office.  The purchase price is made up of the forgiveness of the balance of the current promissory note and payments equal to those previously paid by the seller.  These payments are based on a percentage of gross commissions earned by the seller.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

5. RECEIVABLES FROM EMPLOYEES, NET

We provide loans to our employees as a way to attract new financial planners.  Most financial planners do not earn salaries or receive a minimal base salary, consistent with industry practice.  We provide these loans as a means by which the financial planners can receive cash prior to building their book of business.  Consistent with industry practice, some of these loans will be forgiven if the financial planner meets certain predetermined production targets and/or length of service commitments.

Receivables from employees and independent registered representatives consist of the following:

	As of June 30,
(in thousands)	2012	2011
Demand loans from employees and independent registered representatives	$2,071	$2,067
Less: Allowance	(1,091)	(971)
Total	$980	$1,096

6. PROPERTY AND EQUIPMENT, NET

Major classes of property and equipment consist of the following:

	As of June 30,
(in thousands)	2012	2011
Equipment	$3,890	$3,853
Furniture and Fixtures	1,615	1,608
Leasehold Improvements	1,838	1,826
Software	652	652
Property and Equipment at Cost	7,995	7,939
Less: Accumulated Depreciation and Amortization	(7,214)	(6,944)
Property and Equipment, Net	$781	$995

Property and equipment under capitalized leases was $2.9 million at June 30, 2012 and at June 30, 2011. Accumulated amortization related to capitalized leases was $2.8 million at June 30, 2012 and $2.7 million at June 30, 2011.  Depreciation expense for property and equipment was $0.3 million for the fiscal year ended June 30, 2012 and $0.4 million for the fiscal year ended June 30, 2011.

7. GOODWILL

Goodwill, net, included on the balance sheets was $4.0 million at June 30, 2012 and $4.0 million at June 30, 2011.  Our goodwill at June 30, 2012 consists mostly of goodwill related to the acquisitions of PCS, Prime Financial Services, Inc. ("PFS") and Asset and Financial Planning, Ltd. (“AFP”) completed during or prior to the fiscal year ended June 30, 1999, which was accounted for under the purchase method.

The impairment testing for goodwill, which has an indefinite life, was performed during the fourth quarter of fiscal 2012 and 2011 using future discounted cash flows and a market value approach and it was determined that no adjustment to goodwill was required in fiscal 2012 and 2011.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

7. GOODWILL - continued

A reconciliation of the change in the carrying value of goodwill for the fiscal years ended June 30, 2012 and 2011 is as follows (in thousands):

Balance at June 30, 2010	$4,116
Adjustment to purchasing accounting (1)	16
Adjustment for sale of office	(120)
Balance at June 30, 2011	4,012
Adjustment to purchasing accounting (1)	4
Adjustment for sale of office	-
Balance at June 30, 2012	$4,016

(1) During fiscal 2008 and 2009, we purchased six tax preparation and accounting practices.  Initial purchase prices are adjusted based on contingency payments made subsequent to the original purchase date.  See Note 3 on Acquisitions.

8. INTANGIBLE ASSETS

During the fiscal years ended June 30, 2012 and 2011, we recorded aggregate intangible assets valued at $0.1 million and $1.5 million, respectively, in connection with acquisitions which are accounted for under the purchase method.    During fiscal 2011, we sold an office resulting in a disposal of $0.1 million of intangible assets.

Intangible assets consist of the following:

	As of June 30,
(in thousands)	2012	2011
Customer Lists	$8,600	$8,457
Broker-Dealer Registration	100	100
Non-Compete Contracts	779	779
House Accounts	600	600
Administrative Infrastructure	500	500
Independent Contractor Agreements	3,100	3,100
Intangible Assets at Cost	13,679	13,536
Less: Accumulated Amortization	(9,176)	(8,352)
Intangible Assets, Net	$4,503	$5,184

Amortization expense for the fiscal years ended June 30, 2012 and 2011 was computed on a straight-line basis over periods of two to 20 years, and amounted to $0.8 million for the fiscal year ended June 30, 2012 and $0.8 million for the fiscal year ended June 30, 2011.  Annual amortization expense will be approximately $0.8 million for 2013, $0.7 million in 2014 and $0.6 million for each of the next three years, thereafter.

As required, we performed the fair value impairment tests during the fiscal years ended June 30, 2012 and 2011.  Fair value was determined based on recent comparable sales transactions and future cash flow projections. As a result, we recognized no impairment loss in fiscal 2012 and 2011.

9. FAIR VALUE MEASUREMENTS

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy of our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels.  Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.  Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.  If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

9. FAIR VALUE MEASUREMENTS - continued

We have significant legacy accounts payable balances that are at least four years old and that we believe will never require a financial payment for a variety of reasons.  Accordingly, we opted to use the cost approach as our valuation technique to measure the fair value of our legacy accounts payable.  Based on historical payouts we have established an estimate of fifteen cents on the dollar on these legacy balances that we would potentially pay out.  The income recorded during fiscal 2012 and fiscal 2011 was $18.8 thousand and $38.8 thousand, respectively and is recorded in other income, net on our Consolidated Statement of Operations.

The following table sets forth the assets and liabilities as of June 30, 2012 which are recorded on the balance sheet at fair value on a recurring basis by level within the fair value hierarchy.  As required, these are classified based on the lowest level of input that is significant to the fair value measurement:

(in thousands)		Quoted Prices in Active Markets for Identical	Significant Unobservable
Description	Total Fair Value of Liability	Assets (Level 1)	Inputs (Level 3)
Cash equivalents	$191	$191	$-
Marketable securities	$8	$8	$-
Accounts payable greater than 4 years old	$5	$-	$5

The following table sets forth the assets and liabilities as of June 30, 2011 which are recorded on the balance sheet at fair value on a recurring basis by level within the fair value hierarchy.  As required, these are classified based on the lowest level of input that is significant to the fair value measurement:

(in thousands)		Quoted Prices in Active Markets for Identical	Significant Unobservable
Description	Total Fair Value of Liability	Assets (Level 1)	Inputs (Level 3)
Cash equivalents	$191	$191	$-
Marketable securities	$1	$1	$-
Accounts payable greater than 4 years old	$4	$-	$4

Cash and cash equivalents of $0.6 million includes money market securities of $0.2 million.  The carrying value of our cash and cash equivalents, accounts payable and other current liabilities approximate fair value because of their short-term maturity.  All of our other significant financial assets, financial liabilities and equity instruments are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

10. ACCRUED EXPENSES

Accrued expenses consist of the following:

	As of June 30,
(in thousands)	2012	2011
Accrued compensation	$272	$307
Accrued bonus	83	121
Accrued related party compensation and bonus	18	69
Accrued vacation	153	157
Accrued settlement and legal fees	490	57
Accrued audit fees & tax fees	176	143
Accrued interest	106	89
Accrued other	380	185
Accrued acquisition	316	318
Total Accrued Expenses	$1,994	$1,446

11. DEBT AND CAPITAL LEASE OBLIGATIONS

	As of June 30,
(in thousands)	2012	2011
Private Offering Notes (a)	$2,502	$2,652
2011 Notes (b)	-	700
2012 Notes (c)	1,800	-
Note Payable for Insurance (d)	18	29
Capitalized Lease Obligations (e)	345	445
Total	4,665	3,826
Less: Current Portion	(2,674)	(1,289)
Total	$1,991	$2,537

(a) On October 31, 2008 we commenced the Gilman Ciocia Common Stock and Promissory Note Offering, a private offering of our securities pursuant to SEC Regulation D (the “2008 Offering”).  The 2008 Offering was amended on December 8, 2008, September 3, 2009, December 16, 2009, February 11, 2010, March 29, 2010 and May 31, 2011.  The securities offered for sale in the 2008 Offering, as amended were:  $3.8 million of notes with interest at 10% (the “2008 Notes”) and $0.4 million, or 3.5 million shares of our $0.01 par value common stock with a price of $0.10 per share (the “Shares”).  As of June 30, 2012, $2.8 million of the 2008 Notes are outstanding and due July 1, 2013 (inclusive of $848.0 thousand in related party, see Note 15 (b)(c)), $0.5 million of the 2008 Notes are outstanding and due July 1, 2012, which were paid on July 2, 2012 and $0.1 million, or 1.0 million shares, of our common stock were issued pursuant to the 2008 Offering.

On January 27, 2009, Carole Enisman, Executive Vice President of Operations purchased a $170.0 thousand Note of the $3.8 million of Notes.  On November 24, 2009 Ms. Enisman purchased an additional $40.0 thousand Note and Michael Ryan, President and Chief Executive Officer purchased a $38.0 thousand Note of the $3.8 million Notes.  The Notes with Ms. Enisman were amended on March 2, 2010 and May 31, 2011 and was again amended on May 31, 2012 extending the due date to July 1, 2013.  The Note with Mr. Ryan was amended on April 19, 2010 and May 31, 2011 and was also amended on May 31, 2012 extending the due date to July 1, 2013.  On December 3, 2008 and August 19, 2009, three trusts, of which James Ciocia, Chairman of the Board is a trustee, purchased an aggregate of $0.6 million of Notes of the $3.8 million of the Notes.  The Notes with the three trusts were amended on April 19, 2010 and May 31, 2011 and was also amended on May 31, 2012 extending the due date to July 1, 2013.  The Carole Enisman, Michael Ryan and James Ciocia as trustee purchases which amount to $848.0 thousand are included in related party debt.

(b) On June 10, 2011, we commenced the Gilman Ciocia $0.9 million Promissory Note Offering, a private offering of our debt securities pursuant to SEC Regulation D (the”2011 Offering”).  The securities offered for sale in the 2011 Offering were $0.9 million of promissory notes with interest payable at 10.0% (the “2011 Notes”).  The 2011 Notes were collateralized by a security interest in our gross receipts from the preparation of income tax returns received by us from January 1, 2012 through June 30, 2012 (the “2012 Gross Receipts”).  The principal of the 2011 Notes was to be paid to the Note holders from the 2012 Gross Receipts on March 15, April 15, May 15, and June 15, 2012, with the balance of principal, if any, paid July 1, 2012.  On June 30, 2011 $0.7 million of the 2011 Notes was outstanding secured by an 18% interest in the 2012 Gross Receipts.  The 2011 Offering was increased to $1.3 million on July 13, 2011.  During June 2012 the 2011 Notes were paid in full.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

11. DEBT AND CAPITAL LEASE OBLIGATIONS - continued

(c) On May 2, 2012, we commenced the Gilman Ciocia $1.8 million Promissory Note Offering, a private offering of our debt securities pursuant to SEC Regulation D (the “2012 Offering”).  The securities offered for sale in the 2012 Offering were $1.8 million of promissory notes with interest payable at 10.0% (the “2012 Notes”).  The 2012 Notes are collateralized by a 33.3% security interest in our gross receipts from the preparation of 2013 income tax returns (the “2013 Gross Receipts”).  The principal of the 2012 Notes will be paid to the Note holders from the 2013 Gross Receipts on March 31, April 30, May 31, and June 30, 2013, with the balance of principal, if any paid July 1, 2013.  On June 30, 2012 the entire $1.8 million 2012 Notes were outstanding secured by a 33.3% interest in the 2013 Gross Receipts.

(d) We have historically financed our insurance premiums over a short-term period of time.

(e) We are the lessee of certain equipment and leasehold improvements under capital leases expiring through 2014. The assets and liabilities under capital leases are carried at the lower of the present value of minimum lease payments or the fair market value of the asset. The assets are depreciated over the shorter of their estimated useful lives or their respective lease terms. Depreciation of assets under capital leases is included in depreciation expense.

Minimum future lease payments under capital leases as of June 30, 2012 are as follows:

(in thousands) For Fiscal Years Ended	Minimum Future Lease Payments
2013	392
2014	19
2015	3
Total	414
Less amount representingfinance charge	(69)
Present value of netminimum lease payments	$345

Capital equipment leases have the lease rate factor (finance charge) built into the monthly installment and range from 8.0% to 36.8%.

Debt Maturities – Notes Payable and Related Party Notes

The stated maturities of all long-term debt, including capital lease obligations and related party notes due after June 30, 2012 are as follows:

(in thousands)
For Fiscal Years Ended	Matures
2013	2,925
2014	2,938
2015	3
$5,866

Note: This Debt Maturities schedule reflects the contractual payment terms of the debt maturities.

12. COMMITMENTS AND CONTINGENCIES

Leases

We are obligated under various non-cancelable lease agreements for the rental of office space through fiscal 2017. The lease agreements for office space contain escalation clauses based principally upon real estate taxes, building maintenance and utility costs.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

12. COMMITMENTS AND CONTINGENCIES - continued

The following is a schedule by fiscal year of future minimum rental payments required under operating leases as of June 30, 2012:

(in thousands) For Fiscal Years Ended	Minimum Rental Payments
2013	$2,234
2014	1,635
2015	1,166
2016	762
2017	293
Total	$6,090

Rent expense from operations for both fiscal years ended June 30, 2012 and 2011 was $2.5 million and $2.7 million, respectively.

Professional Liability or Malpractice Insurance

We maintain an "Errors and Omissions" insurance policy for our securities business. Although we believe we comply with all applicable laws and regulations in all material respects, no assurance can be given that we will not be subject to professional liability or malpractice suits.

Contingent Consideration

We entered into several asset purchase agreements, which include contingent consideration based upon gross revenue generated in future periods.  For those asset purchase agreements made prior to July 1, 2009, no liability will be recorded until the contingency is determinable beyond a reasonable doubt.  See Note 3 for a discussion of acquisitions.

Clearing Agreements

We are party to clearing agreements with unaffiliated correspondent brokers, which in relevant part state that we will assume customer obligations in the event of a default. At June 30, 2012, the clearinghouse brokers held approximately $0.2 million of cash as a deposit requirement, which is included in current assets on the balance sheet at June 30, 2012 as a reduction to amounts due to such brokers.

Net Capital Requirements

PCS is subject to the SEC's Uniform Net Capital Rule 15c 3-1, which requires that PCS maintain minimum regulatory net capital of $0.1 million and, in addition, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the greater of 15 to 1. As of June 30, 2012, we were in compliance with these regulations.

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, PCS executes, as agent, transactions on behalf of customers. These activities may expose us to risk in the event customers, other brokers and dealers, banks depositories or clearing organizations are unable to fulfill their contractual obligations. We continuously monitor the creditworthiness of customers and third party providers. If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, PCS may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

Litigation

On April 6, 2012, the State of Florida Office of Financial Regulation commenced an Administrative Proceeding (the “OFR Administrative Proceeding”) against PCS, Asset & Financial Planning, Ltd. (“AFP”), a wholly owned subsidiary and a registered investment advisor, and three registered representatives of PCS (the “Registered Representatives”).   The OFR Administrative Proceeding sought the imposition of administrative fines in the amount of $575,000 from PCS, $238,500 from AFP and $323,500 from the registered representatives. The allegations in the OFR Administrative Proceeding concerned the impact of management fees on the bonus provisions of a rider on 55 customer variable annuities between 2007 and 2010.  AFP has since instituted procedures to insure that no other variable annuities under management are similarly impacted.   PCS, AFP and the registered representatives believed that these transactions were an administrative error and that the customers did not suffer any economic harm or damage.  PCS, AFP and the registered representatives did not believe that the imposition of administrative fines was appropriate and they vigorously defended against the OFR Administrative Proceeding.  On September 7, 2012 a settlement in principle of the OFR Administrative Proceeding was agreed to as follows:  PCS, AFP and the Registered Representatives will pay $70,000 in joint and several fines, the allocation of which will be subject to further discussion; PCS, AFP and the Registered Representatives will pay $30,000 in costs; and two of the Registered Representatives will sign two (2) year registration agreements, subject to negotiation.  Upon execution of a written settlement agreement, the OFR Administrative Proceeding will be dismissed with prejudice.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

12. COMMITMENTS AND CONTINGENCIES - continued

On July 10, 2012, the State of Florida Office of Financial Regulation commenced a lawsuit in Florida state court (the “OFR Court Case”) against the Company, Asset & Financial Planning, Ltd. (“AFP”), an affiliated registered investment advisor, and the Registered Representatives.  The OFR Court Case requested that the Company be enjoined from violating the Florida Securities and Investor Protection Act and for restitution for the customers. The Company, AFP and the Registered Representatives vigorously defended against the OFR Court Case.  On September 7, 2012 a settlement in principle of the OFR Administrative Proceeding was agreed to as follows:  PCS, AFP and the Registered Representatives will pay $100,000 in restitution to the customers to be distributed pursuant to further agreement.  Upon execution of a written settlement agreement, the OFR Court Case will be dismissed with prejudice.

On June 30, 2009, the Securities and Exchange Commission (“SEC”) commenced an administrative proceeding against the Company and PCS.   Under the terms of a settlement reached with the SEC on March 16, 2010, the Company and PCS agreed to certain undertakings, including retaining an Independent Compliance Consultant to conduct a comprehensive review of their supervisory, compliance and other policies, practices and procedures related to variable annuities. On October 20, 2010, the Independent Compliance Consultant submitted his report of recommendations to the SEC.  The Company, PCS and AFP, the Company’s registered investment advisor subsidiary, have implemented all material recommendations of the Independent Compliance Consultant, including the following changes to their supervisory, compliance and other policies, practices and procedures:

●	Moving the supervision of representatives of PCS from the PCS Compliance Department to a new Supervision Department.
●	Fingerprinting all non-registered personnel who regularly have access to the keeping, handling or processing of securities, monies or the original books and records relating thereto.
●	Conducting unannounced PCS branch exams and enhancing branch exam procedures.
●	Reviewing and revising procedures and new account forms for variable annuity purchases and exchanges.
●	Reviewing and revising training programs for representatives of PCS and AFP.

The Company and PCS have been named as defendants and respondents in lawsuits and FINRA arbitrations in the ordinary course of business.  As such, we have established liabilities for potential losses from such complaints, legal actions, investigations and proceedings. In establishing these liabilities, our management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimate of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter.  Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. We accrued $23.4 thousand as a reserve for potential settlements, judgments and awards at June 30, 2012.  PCS has errors and omissions coverage that will cover a portion of such matters. In addition, under the PCS registered representatives contract, each registered representative is responsible for covering awards, settlements and costs in connection with these claims. While we will vigorously defend our self in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.  As of June 30, 2012, we accrued an additional $490.0 thousand in legal fees and other costs and expenses in defending against the OFR Administrative Proceeding and the OFR Court Case and have recorded a receivable from the Registered Representatives for their share of the legal fees and other costs and expenses.

13. EQUITY COMPENSATION PLANS

Stock Option Agreements and Stock Option Plans

Prior to June 30, 2007, we adopted and the shareholders had approved various stock option plans covering 1.6 million shares of stock issued pursuant to such plans.  We granted stock options to employees, directors and consultants pursuant to individual agreements or to our incentive and non-qualified stock option plans. In addition, from time to time, we issued, and in the future may issue additional non-qualified options pursuant to individual option agreements, the terms of which vary from case to case. We maintain records of option grants by year, exercise price, vesting schedule and grantee. In certain cases we estimated, based on all available information, the number of such options that were issued pursuant to each plan. The material terms of such option grants vary according to the discretion of the board of directors.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

13. EQUITY COMPENSATION PLANS - continued

On July 19, 2007 the shareholders approved the adoption of our 2007 Stock Incentive Plan (the “2007 Plan”).  Subject to anti-dilution adjustments as provided in the 2007 Plan, (i) the 2007 Plan provides for a total of 16.1 million shares of our common stock to be available for distribution pursuant to the 2007 Plan, and (ii) the maximum number of shares of our common stock with respect to which stock options, restricted stock, deferred stock, or other stock-based awards may be granted to any participant under the 2007 Plan during any calendar year or part of a year may not exceed 0.6 million shares.

During fiscal 2012, there was a $33.9 thousand charge to earnings related to stock-option awards, and during fiscal 2011 there was a $50.6 thousand charge to earnings related to stock-option awards.

The table below summarizes plan and non-plan stock option activity for the fiscal years ended June 30, 2012 and 2011:

	Number of Shares	Weighted Average Exercise Price
Outstanding, June 30, 2010	2,618,098	$0.19
Granted	721,152	0.15
Exercised	-	-
Expired	(10,000)	6.00
Canceled	(231,300)	0.18
Outstanding, June 30, 2011	3,097,950	$0.16
Granted	626,304	0.15
Exercised	-	-
Expired	-	-
Canceled	(476,609)	0.15
Outstanding, June 30, 2012	3,247,645	$0.16

Exercisable June 30, 2011	850,750	$0.17
Exercisable June 30, 2012	1,311,718	$0.16

The weighted average fair value of options granted during the years ended June 30, 2012 and 2011 was $0.15 for each year.

Stock Option Price Schedule
As of June 30, 2012

Weighted
		Average	Weighted	Number	Weighted
	Number of	Remaining	Average	Exercisable	Average
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Price	Outstanding	Life (Years)	Price	Outstanding	Price
$0.01-$0.18	3,247,645	7	$0.16	1,311,718	$0.16

The fair value of options at date of grant was estimated using the Black-Scholes model with the following assumptions:

	2012	2011
Expected Life (Years)	8.5	8.5
Risk Free Interest Rate	2.38%	2.82%
Volatility	204.45%	203.09%
Dividend Yield	0.00%	0.00%

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

13. EQUITY COMPENSATION PLANS - continued

2007 Stock Incentive Plan

At the July 19, 2007 annual meeting of shareholders ("Annual Meeting"), the shareholders of Gilman Ciocia, Inc., approved the adoption of our 2007 Plan.

The 2007 Plan provides that it will be administered by our Board of Directors (the "Board") or a committee of two or more members of the Board appointed by the Board (the "Committee"). The Board or the Committee will generally have the authority to administer the 2007 Plan, determine participants who will be granted awards under the 2007 Plan, the size and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards.

The 2007 Plan provides for the grant of any or all of the following types of awards: (a) common stock options, (b) restricted common stock, (c) deferred common stock and (d) other common stock-based awards. Awards may be granted singly, in combination, or in tandem. Subject to anti-dilution adjustments as provided in the 2007 Plan, (i) the 2007 Plan provides for a total of 16.1 million shares of our common stock to be available for distribution pursuant to the 2007 Plan, and (ii) the maximum number of shares of our common stock with respect to which stock options, restricted stock, deferred stock, or other stock-based awards may be granted to any participant under the 2007 Plan during any calendar year or part of a year may not exceed 0.6 million shares.

Awards under the 2007 Plan may be granted to employees, directors, consultants and advisors of the Company and its subsidiaries. However, only employees of the Company and its subsidiaries will be eligible to receive options that are designated as incentive stock options.

With respect to options granted under the 2007 Plan, the exercise price must be at least 100% (110% in the case of an incentive stock option granted to a ten percent shareholder within the meaning of Section 422(b)(6) of the Internal Revenue Code of 1986) of the fair market value of the common stock subject to the award, determined as of the date of grant. Restricted stock awards are shares of common stock that are awarded subject to the satisfaction of the terms and conditions established by the administrator. In general, awards that do not require exercise may be made in exchange for such lawful consideration, including services, as determined by the administrator.

14. EMPLOYEE BENEFIT PLAN

We maintain a 401(k) plan for the benefit of our eligible employees. We have not made any discretionary annual matching contributions.

15. RELATED PARTY DEBT AND TRANSACTIONS

	As of June 30,
(in thousands)	2012	2011

Prime Partners Note (a)	$263	$416
Ciocia as Trustee Note (b)	600	600
Enisman/Ryan Note (c)	338	248
Finkelstein Note (d)	-	50
Total	1,201	1,314
Less: Current Portion	(251)	(203)
Total	$950	$1,111

(a) As of September 1, 2008, we entered into a $0.5 million promissory note with Prime Partners (the “Prime Partners Note”).  The Prime Partners Note provided for 10% interest to be paid in arrears through the end of the previous month on the 15th day of each month commencing on October 15, 2008.  The principal of the Prime Partners Note was to be paid on or before July 1, 2009.  Michael Ryan is a director, an officer and a significant shareholder of Prime Partners.  The Prime Partners Note was amended as of June 30, 2009 to extend the due date of principal to July 1, 2010.  The Prime Partners Note was again amended as of May 5, 2010 to extend the due date of principal to July 1, 2011.  The Prime Partners Note was again amended as of August 1, 2010 to provide for 42 monthly payments of $15.0 thousand comprised of principal and interest at 10% on the 15th day of each month commencing on August 15, 2010 and ending on January 15, 2014. Up to and including June 30, 2011, in the event that we determined that we could not make a payment on the monthly due date, we could defer the payment by sending written notice to Prime Partners.  Any payment so deferred, was to be paid by adding each such deferred payment to the 42 month amortization schedule as an increased monthly payment commencing on August 15, 2011.  No payments were deferred by us.  In the event that we are in default on any of the promissory notes issued in our Regulation D Private Placement, within 30 days from written notice by us, Prime Partners shall repay to us all principal payments requested in the notice.  This repayment obligation is secured by Prime Partner’s execution of a collateral assignment of a promissory note owed by Daniel R. Levy to Prime Partners dated January 23, 2004 in the original principal amount of $0.9 million and with a present outstanding principal balance of $0.3 million.  There shall be no fees owed by us to Prime Partners for any late payments and no acceleration of the Prime Partners Note as a result of any late payments.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

15. RELATED PARTY DEBT AND TRANSACTIONS - continued

On December 26, 2007, we entered into a promissory note in the amount of $0.3 million with Prime Partners for related party debt which was previously included in accrued expenses.  The note paid interest at 10.0% per annum.  The note was payable over 31 months and was paid in full in September 2011.

(b) On December 3, 2008, three trusts of which James Ciocia is a trustee, purchased an aggregate of $0.3 million of the Notes issued pursuant to the Offering in reliance upon the exemption from registration in Rule 506 of Regulation D.  On August 19, 2009, these trusts purchased an additional $0.3 million of the Notes.  The Notes with the three trusts were amended on April 19, 2010, May 31, 2011 and was also amended on May 31, 2012 extending the due date to July 1, 2013.  See Note 11.

(c) On January 27, 2009, Carole Enisman, Executive Vice President of Operations purchased a $0.2 million Note of the $3.8 million of Notes.  On November 24, 2009 Ms. Enisman purchased an additional $40.0 thousand Note and Michael Ryan, President and Chief Executive Officer purchased a $38.0 thousand Note of the $3.8 million Notes.  The Notes with Ms. Enisman were amended on March 2, 2010, May 31, 2011 and was also amended on May 31, 2012 extending the due date to July 1, 2013.  The Note with Mr. Ryan was amended on April 19, 2010, May 31, 2011 and was also amended on May 31, 2012 extending the due date to July 1, 2013.  See Note 11.

On September 23, 2011 we issued an unsecured promissory note in the amount of $50.0 thousand to Carole Enisman, our Executive Vice President of Operations, payable on demand by Ms. Enisman at an interest rate of 10.0% per annum.  On November 3, 2011 we issued an unsecured promissory note in the amount of $40.0 thousand to Michael Ryan, our President and Chief Executive Officer, payable on demand by Mr. Ryan at an interest rate of 10.0% per annum.  The unsecured promissory notes with Ms. Enisman and Mr. Ryan are still outstanding as of June 30, 2012.

(d) On May 26, 2011 we issued an unsecured promissory note in the amount of $50.0 thousand to Ted Finkelstein, our Vice President, General Counsel and Secretary payable on demand by Mr. Finkelstein at an interest rate of 10.0% per annum which was paid in full on July 1, 2011.

Other Related Party Transactions

On September 21, 2011 we issued an unsecured promissory note in the amount of $50.0 thousand to Mr. Finkelstein payable on demand by Mr. Finkelstein at an interest rate of 10.0% per annum which was paid on November 1, 2011.

On December 16, 2010 we issued a $0.1 million promissory note to Mr. Finkelstein, a $64.0 thousand promissory note to Carole Enisman, our Executive Vice President of Operations, and a $36.0 thousand promissory note to Michael Ryan, our President and Chief Executive Officer.  These notes were collateralized by security interests in our gross receipts from the preparation of income tax returns received by us from January 1, 2011 through June 30, 2011 at an interest rate of 10.0% per annum with principal to be paid on or before April 1, 2011.  On April 8, 2011, these notes were paid in full.

James Ciocia, our Chairman of the Board of Directors and a financial planner for the Company, receives commissions based on a variable percentage of his own business production and under which he received an aggregate of $0.6 million and $0.6 million in fiscal 2012 and 2011, respectively.

16. TAXES ON INCOME

For fiscal years ended June 30, 2012 and June 30, 2011 there was no income taxes recorded in the Consolidated Financial Statements.

A valuation allowance has been established against the deferred tax assets as of June 30, 2012 and June 30, 2011.

Our net operating loss carry forwards (“NOL”) of $24.5 million at June 30, 2012 expire generally from 2022 to 2032.  The ability to utilize net operating loss carryovers may be restricted based on Internal Revenue Code Section 382 “changes in ownership.”

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

16. TAXES ON INCOME - continued

A reconciliation of the federal statutory rate to the provision for income taxes is as follows:

	For Fiscal Years Ended June 30,
(in thousands)	2012		2011

Pre-tax income (loss) from Continuing operations	$(687)		$(1,771)
Federal income taxes/(benefit) computed at statutory rates	(240)	35.0%	(620)	35.0%
State and local taxes/(benefit) net of federal tax benefit	-	-	-	-
Accrual for non-deductible expense	10	(1.5)	-	-
Valuation reserve	230	(33.5)	620	(35.0)
Total income tax expense provision	$-	-%	$-	-%

Net deferred assets were comprised of the following:

	As of June 30,
(in thousands)	2012	2011
Net operating loss carry forward	$8,500	$8,200
Intangibles	800	1,000
Other, net	700	700
Total	10,000	9,900
Less Valuation reserve	(10,000)	(9,900)
Net	$-	$-

17. EQUITY TRANSACTIONS

On October 31, 2011 we issued in the aggregate $30.0 thousand in common stock, or 600,000 shares to certain of our Board of Directors in consideration for services as director compensation pursuant to our 2007 Stock Incentive Plan.

On October 20, 2010 we issued in the aggregate $30.0 thousand in common stock, or 600,000 shares to certain of our Board of Directors in consideration for services as director compensation pursuant to our 2007 Stock Incentive Plan.

18. SUBSEQUENT EVENTS

On April 6, 2012, the State of Florida Office of Financial Regulation commenced an Administrative Proceeding (the “OFR Administrative Proceeding”) against PCS, Asset & Financial Planning, Ltd. (“AFP”), a wholly owned subsidiary and a registered investment advisor, and three registered representatives of PCS (the “Registered Representatives”).   The OFR Administrative Proceeding sought the imposition of administrative fines in the amount of $575,000 from PCS, $238,500 from AFP and $323,500 from the registered representatives. The allegations in the OFR Administrative Proceeding concerned the impact of management fees on the bonus provisions of a rider on 55 customer variable annuities between 2007 and 2010.  AFP has since instituted procedures to insure that no other variable annuities under management are similarly impacted.   PCS, AFP and the registered representatives believed that these transactions were an administrative error and that the customers did not suffer any economic harm or damage.  PCS, AFP and the registered representatives did not believe that the imposition of administrative fines was appropriate and they vigorously defended against the OFR Administrative Proceeding.  On September 7, 2012 a settlement in principle of the OFR Administrative Proceeding was agreed to as follows:  PCS, AFP and the Registered Representatives will pay $70,000 in joint and several fines, the allocation of which will be subject to further discussion; PCS, AFP and the Registered Representatives will pay $30,000 in costs; and two of the Registered Representatives will sign two (2) year registration agreements, subject to negotiation.  Upon execution of a written settlement agreement, the OFR Administrative Proceeding will be dismissed with prejudice.

GILMAN CIOCIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011

18. SUBSEQUENT EVENTS - continued

On July 10, 2012, the State of Florida Office of Financial Regulation commenced a lawsuit in Florida state court (the “OFR Court Case”) against the Company, Asset & Financial Planning, Ltd. (“AFP”), an affiliated registered investment advisor, and the Registered Representatives.  The OFR Court Case requested that the Company be enjoined from violating the Florida Securities and Investor Protection Act and for restitution for the customers. The Company, AFP and the Registered Representatives vigorously defended against the OFR Court Case.  On September 7, 2012 a settlement in principle of the OFR Administrative Proceeding was agreed to as follows:  PCS, AFP and the Registered Representatives will pay $100,000 in restitution to the customers to be distributed pursuant to further agreement.  Upon execution of a written settlement agreement, the OFR Court Case will be dismissed with prejudice.

As of June 30, 2012, we accrued an additional $490.0 thousand in legal fees and other costs and expenses in defending against the OFR Administrative Proceeding and the OFR Court Case and have recorded a receivable from the Registered Representatives for their share of the legal fees and other costs and expenses.

As of August 3, 2012, we sold the assets of an office located in Toms River, New Jersey, including client lists and goodwill, for a purchase price of $0.4 million ($0.3million in cash and $0.1 million in Gilman Ciocia stock – 1.5 million shares).  The sale will result in a gain on sale of assets of approximately $0.3 million.

On July 31, 2012 PCS renewed its clearing agreement with National Financial Services, LLC for a five-year term ending August 1, 2017.

On July 31, 2012, we commenced the Gilman Ciocia Common Stock and Promissory Note Offering, a private offering of our securities pursuant to SEC Regulation D (the “$1.5 Million Offering”).  The securities offered for sale in the $1.5 Million Offering are $1.5 million of notes with interest at 10.0% (the “$1.5 Million Notes”).  As of September 26, 2012, $.07 million were outstanding and due December 31, 2013.  The proceeds of the sales were used for working capital and to retire debt.  No underwriters participated in these transactions.

On July 2, 2012 we paid $0.5 million of the 2008 Notes that were not extended to July 1, 2013.

Annex A

AGREEMENT AND PLAN OF MERGER among NATIONAL HOLDINGS CORPORATION, NATIONAL ACQUISITION CORP., and GILMAN CIOCIA, INC. Dated as of June 20, 2013

Section 9.7	Governing Law	A-53

Section 9.8	Headings	A-53

Section 9.9	Counterparts	A-53

Section 9.10	Specific Performance; Jurisdiction	A-53

Section 9.11	Interpretation	A-53

Section 9.12	Waiver of Jury Trial	A-54

Acquisition Agreement	A-40
Acquisition Proposal	A-39
Action	A-41
Adverse Recommendation Change	A-40
Agreement	A-1
Alternative Acqusition Agreement	A-49
APB	A-51
Assumed Indebtness	A-45
Authorizations	A-11
Book-Entry Shares	A-4
Business Day	A-51
Bylaws	A-7
Certificate	A-3
Certificate of Incorporation	A-7
Certificate of Merger	A-2
Closing	A-1
Closing Date	A-1
Code	A-51
Common Exchange Ratio	A-3
Company	A-1
Company Affiliate	A-21
Company Board Approval	A-9
Company Borker-Dealer	A-22
Company Common Stock	A-3
Company Contract	A-9
Company Employees	A-14
Company Intellectual Property Rights	A-20
Company Form BD	A-23
Company Leased Property	A-17
Company Material Adverse Effect	A-7
Company Material Contract	A-21
Company Plan	A-14
Company Preferred Stock	A-7
Company Proceedings	A-13
Company Required Consents	A-10
Company Requisite Vote	A-8
Company Schedule of Exceptions	A-6
Company SEC Reports	A-11
Company Securities	A-11
Company Stock Plan	A-7
Company Stockholders	A-3
Company Stockholders Meeting	A-37
Confidentiality Agreement	A-38
Contract	A-51
Control	A-51
Costs	A-41

DGCL	A-1
Difference	A-45
Dissenting Shares	A-5
Effective Time	A-2
ERISA	A-14
Exchange Agent	A-51
Exchange Fund	A-4
FASB	A-52
Financial Advisor	A-19
FINRA	A-23
GAAP	A-52
Governmental Body	A-52
Indemnified Parties	A-41
Intellectual Property	A-20
IRS	A-14
Knowledge	A-52
Law	A-9
Liens	A-20
Merger	A-1
Merger Consideration	A-3
Merger Recommendation	A-9
Merger Sub	A-1
NLRB	A-16
Notice of Superior Proposal	A-40
Parent	A-1
Parent Affiliate	A-31
Parent Common Stock	A-3
Parent Foreign Broker-Dealer	A-32
Parent Form BD	A-33
Parent Material Adverse Effect	A-24
Parent Material Contract	A-1
Parent Material Adverse Effect	A-24
Parent Preferred Stock	A-1
Parent Proceedings	A-30
Parent Required Consents	A-27
Parent Schedule of Exceptions	A-23
Parent SEC Reports	A-28
Parent Securities	A-25
Parent Stock Plan	A-25
Person	A-52
Proper Delivery	A-4
Proxy Statement/Prospectus	A-10
Rule 1017 Application	A-37
Proper Delivery	A-4
S-4	A-10
SEC	A-9

Securities Act	A-52
SRO	A-52
Subsidiary	A-52
Superior Proposal	A-39
Surviving Corporation	A-1
Tax	A-52
Tax Group	A-52
Tax Returns	A-52
Taxes	A-52
Termination Date	A-48
Termination Fee	A-49
Transfer Taxes	A-43
Voting Agreement Stockholders	A-1
Voting Stockholders	A-1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 20, 2013 (this “Agreement"), by and among National Holdings Corporation, a Delaware corporation (“Parent“), National Acquisition Corp., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Merger Sub“), and Gilman Ciocia, Inc., a Delaware corporation (the “Company“).

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and the terms and conditions set forth herein, which Merger will result in, among other things, the surviving company becoming a wholly owned subsidiary of Parent and the Company stockholders becoming stockholders of Parent;

WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the Code and the regulations promulgated thereunder; and

WHEREAS, as a condition to the willingness of, and an inducement to Parent to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement certain holders of shares of Company Common Stock set forth on Exhibit A hereto (the “Voting Agreement Stockholders”) have entered into voting agreements (the “Voting Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements and representations herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1     The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation“).

Section 1.2     Closing; Effective Time. Subject to the provisions of ARTICLE 7, the closing of the Merger (the “Closing“) shall take place at the offices of Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174, as soon as practicable, but in no event later than the second Business Day after the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in ARTICLE 7 (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date“. At the Closing, the parties hereto shall cause the Merger to be consummated by filing an agreement of merger or certificate of ownership (the “Certificate of Merger“) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the acceptance of the filing of the Certificate of Merger by the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by the parties hereto, being hereinafter referred to as the “Effective Time“) and shall make all other filings or recordings required under the DGCL in connection with the Merger.

Section 1.3     Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4     Certificate of Incorporation; Bylaws. (a) Pursuant to the Merger, the Certificate of Incorporation of the Company shall be amended and restated immediately after the Effective Time to be in the form of the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by Law, except that the name of the Surviving Corporation shall be Gilman Ciocia, Inc.

(b)     Pursuant to the Merger, the Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the Certificate of Incorporation of the Surviving Corporation and as provided by Law.

Section 1.5     Directors and Officers. The persons set forth on Schedule 1.5 shall be shall be the initial directors and officers of the Surviving Corporation and its Subsidiaries immediately following the Effective Time, each to hold office in accordance with the respective Certificate of Incorporation and the Bylaws of the Surviving Corporation and its Subsidiaries until their respective successors are duly elected (with respect to such directors) or appointed and qualified or until their death, resignation or removal in accordance with the Surviving Corporation’s or Subsidiaries’ Certificate of Incorporation and Bylaws, as applicable. In addition, immediately following the Closing, two persons nominated by the Board of Directors of the Company prior to Closing (the “Company Nominees”) shall be appointed, by the directors of Parent, as Class I directors of Parent to serve until the earlier of his resignation or removal or until his successors are duly elected and qualified and the Company Nominees shall additionally be nominated for election at the next election of Class I directors of Parent. The identity of the Company Nominees shall be reasonably acceptable to the Parent; it being acknowledged that a Company Nominee that is an existing director of the Company at the date hereof is deemed to be reasonably acceptable to Parent.

Section 1.6     Company Stock Options and Warrants. At the Effective Time, there shall be no outstanding options or warrants to purchase capital stock of the Company.

Section 1.7     Adjustments to Exchange Ratios and Share Amounts. Notwithstanding any other provision of this Agreement, the Common Exchange Ratio shall not be adjusted, without the prior written consent of the Company and Parent, provided, however, that such Common Exchange Ratio, shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Capital Stock occurring on or after the date hereof and prior to the Effective Time.

ARTICLE 2

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

Section 2.1     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a)     subject to Section 2.2 and the adjustments set forth in Section 6.12, each share of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares), shall be converted into the right to receive 0.24884345081 (the “Common Exchange Ratio” or the “Merger Consideration”) validly issued, fully paid and non-assessable shares, par value $0.02 per share, of Parent (the “Parent Common Stock”); provided, that in no event shall the Parent or Merger Sub issue in excess of 24,000,000 shares plus any fractional shares that have been rounded up pursuant to Section 2.5, in the aggregate, of Parent Common Stock (subject to equitable adjustment for any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock).

(b)     each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(c)     At the Effective Time, all shares of Company Common Stock shall cease to be outstanding, shall automatically be cancelled and shall cease to exist and each holder of a certificate (a “Certificate“) that immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

Section 2.2     Surrender of Shares. (a) Prior to the Effective Time, Merger Sub shall enter into an agreement with Parent’s transfer agent to act as agent for the stockholders of the Company (the “Company Stockholders”) in connection with the Merger (the “Exchange Agent“) and to receive the Merger Consideration to which the Company Stockholders shall become entitled pursuant to this ARTICLE 2. At or prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deposit with the Exchange Agent to be held in trust for the benefit of holders of shares of Company Common Stock such number of certificates of Parent Common Stock representing the shares of Parent Common Stock to be issued pursuant to Section 2.1(a) (the “Exchange Fund“). The Exchange Fund shall not be used for any purpose other than to cause the exchange pursuant to this ARTICLE 2, except as provided in this Agreement. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, incurred by it in connection with the exchange of shares of Company Common Stock for the Merger Consideration and other amounts contemplated by this ARTICLE 2. Parent shall have the right to withdraw from the Exchange Fund any shares of Parent Common Stock delivered by Parent or the Surviving Corporation with respect to any Dissenting Shares, the amount so withdrawn not to exceed the number of shares of Parent Common Stock held in the Exchange Fund with respect to such Dissenting Shares.

(b)     Promptly after the Effective Time, but in any event no later than the fifth (5th) Business Day thereafter, Parent shall cause to be mailed to each record holder as of the Effective Time of (x) a Certificate or Certificates which immediately prior to the Effective Time represented shares of Company Common Stock, or (y) uncertificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares“), which, in each case, were converted into the right to receive the Merger Consideration with respect thereto, (i) a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, together with such letter(s) of transmittal properly completed and duly executed to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate or Book-Entry Share, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions (a “Proper Delivery”), the holder of such Certificate or Book-Entry Share shall be entitled to receive upon such surrender of such Certificate or Book-Entry Share the Merger Consideration pursuant to Section 2.1(a) and such Certificate or Book-Entry Share shall then be canceled. Payment of the Merger Consideration shall be made as promptly as practicable after the date of Proper Delivery. If delivery of the Merger Consideration is to be made to a Person other than the Person in whose name the Certificate is registered, it shall be a condition of payment that the Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender of such Certificate or Book-Entry Share the Merger Consideration pursuant to Section 2.1(a).

(c)     At any time following the date that is twenty-four (24) months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which has been made available to the Exchange Agent and which has not been disbursed to holders of Certificates or Book-Entry Shares and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration exchangeable upon due surrender of their Certificates or Book-Entry Shares. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, incurred by it in connection with the exchange of shares of Company Common Stock for the Merger Consideration and other amounts contemplated by this ARTICLE 2. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any person in respect of any property delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. The Merger Consideration paid in accordance with the terms of this ARTICLE 2 in respect of Certificates or Book-Entry Shares that have been surrendered in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock represented thereby.

(d)     After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock that were outstanding prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this ARTICLE 2, subject to applicable Law in the case of Dissenting Shares. Such stock transfer books shall be delivered to the Surviving Corporation as soon as reasonably possible after the Effective Time.

(e)     In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof claiming such Certificate to be lost, stolen or destroyed, and, if reasonably requested, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Exchange Agent will deliver in exchange for the lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate pursuant to this ARTICLE 2.

Section 2.3     [Reserved].

Section 2.4     Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who has properly exercised dissenters’ rights in accordance with Section 262 of the DGCL (“Dissenting Shares”), shall be entitled to receive payment of the “fair market value” of such Dissenting Shares (determined as of the day before the first announcement of the terms of the proposed merger, excluding any appreciation or depreciation in consequence of the proposed merger) held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon Proper Delivery. The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such notices or demands and any other negotiations, petitions and proceedings with respect to such demands. The Company shall give Parent the opportunity to direct all negotiations and proceedings with respect to demands for appraisal or dissenters’ rights and the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. All fees and expenses of the Company relating to all negotiations, petitions and proceedings with respect to demands for appraisal or dissenters’ rights shall be paid by Parent.

Section 2.5     Fractional Shares. No fractional shares of Parent Common Stock will be issued by virtue of the Merger and any Company Stockholder entitled hereunder to receive a fractional share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that would otherwise be received by such holder) but for this Section 2.5 will be rounded up to the next whole share.

Section 2.6     Performance of Merger Sub.  Parent hereby unconditionally and irrevocably guarantees, and covenants and agrees with the Company, to be jointly and severally liable with Merger Sub for the due and punctual performance of each and every obligation of Merger Sub arising under this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth on the Company Schedule of Exceptions delivered by the Company to the Parent and Merger Sub prior to the execution of this Agreement and thereafter prior to Closing (the “Company Schedule of Exceptions“), it being understood that a disclosure in any section of the Company Schedule of Exceptions shall be deemed to have been set forth in all other applicable sections of the Company Schedule of Exceptions where it is readily apparent on the face of the disclosure that such disclosure is applicable to such other sections, notwithstanding the omission of any cross reference to such other section; and it being further understood that the Company Schedule of Exceptions will be updated from time to time for events that occur between execution of this Agreement and Closing and a final copy of the Company Schedule of Exceptions will be delivered to Parent and Merger Sub prior to the Closing:

Section 3.1     Organization and Qualification. The Company and each Subsidiary thereof is a corporation duly organized, validly existing and in good standing or active status under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where any failure to be so organized, existing or in good standing or active status or to have such power or authority would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each Subsidiary thereof is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any failure to be so qualified or licensed or in good standing which would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. “Company Material Adverse Effect“ means any change, effect, event or occurrence that has a material adverse effect on the assets, business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or that would reasonably be expected to prevent or materially delay the Company from performing its obligations under this agreement in any material respect or materially delay consummating the transactions contemplated hereby;

Section 3.2     Certificate of Incorporation and Bylaws. The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the certificate of incorporation (the “Certificate of Incorporation”) and bylaws (the “Bylaws”) of the Company and each of its Subsidiaries as in effect on the date hereof and all minutes of their Board of Directors since January 1, 2010, other than those with respect to consideration and approval of the Merger and related transactions. The Certificate of Incorporation and Bylaws of the Company and its Subsidiaries are in full force and effect and no other organizational documents are applicable to or binding upon the Company or its Subsidiaries. Neither the Company nor its Subsidiaries is in violation of any provisions of its Certificate of Incorporation or Bylaws in any material respect.

Section 3.3     Capitalization. (a) The authorized capital stock of the Company consists of (i) five hundred million (500,000,000) shares of common stock, par value $0.01 per share and (ii) one hundred million (100,000,000) shares of preferred stock par value $0.001 per share (the “Company Preferred Stock”).

(b)     As of the date of this Agreement: (i) ninety-six million four hundred forty-six thousand one hundred seventy-nine (96,446,179) shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and non-assessable and were issued free of preemptive rights, (ii) an aggregate of sixteen million one hundred and twenty eight thousand one hundred six (16,128,106) shares of Company Common Stock were reserved for issuance upon or otherwise deliverable in connection with the grant of equity-based awards or the exercise of outstanding options to purchase Company Common Stock issued pursuant to the Company’s 2007 Stock Incentive Plan (the “Company Stock Plan”), and (iii) no shares of Company Preferred Stock are outstanding. Section 3.3 of the Company Schedule of Exceptions sets forth, as of the date of this Agreement, each equity-based award, phantom right, and option outstanding under the Company Stock Plan or otherwise, the number of shares of Company Common Stock issuable thereunder and the expiration date and exercise or conversion price relating thereto. Unless disclosed on Section 3.3 of the Company Schedule of Exceptions, no other equity-based award, phantom right or option is outstanding under a Company Stock Plan or otherwise.

(c)     As of the date of this Agreement, except as set forth in clauses (a) and (b) of this Section 3.3, and except as set forth on Section 3.3 of the Company Schedule of Exceptions: (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exercisable or exchangeable for shares of capital stock or voting securities of the Company or (C) options or other rights to acquire from the Company, or any obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exercisable or exchangeable for capital stock or voting securities of the Company (collectively, “Company Securities“); (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other voting securities of the Company to which the Company is a party.

(d)     Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e)     Section 3.3(e) of the Company Schedule of Exceptions sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary (including any options or other rights to acquire an equity interest) and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company has good title to all of its ownership interests in each of its Subsidiaries, free and clear of all Liens.

(f)     Except as set forth in Section 3.3(f), the Company and its Subsidiaries have good title to all of their respective assets and properties, free and clear of all Liens.

(g)     Except as set forth in Section 3.3(g) of the Company Schedule of Exceptions, there are no voting trusts, proxies or other agreements, arrangements, commitments or understandings of any character to which the Company or its Subsidiaries or, to the Knowledge of the Company, is a party or by which the Company is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Company or its Subsidiaries.

Section 3.4     Authority. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger and, to the approval of this Agreement by the holders of at least a majority in combined voting power of the outstanding shares of Company Common Stock (the “Company Requisite Vote“), and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL. The affirmative vote of a majority of the outstanding Company Common Stock is the only vote required, if any such vote is required by applicable Law, of the Company’s capital stock necessary in connection with the approval and consummation of the Merger. No other vote of the Company’s Stockholders is necessary in connection with this Agreement or the consummation of any of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(b)     The Board of Directors of the Company has, by resolutions duly adopted at a meeting duly called and held (the "Company Board Approval") (i) authorized the execution, delivery and performance of this Agreement, (ii) approved, and declared advisable, this Agreement, and the Merger, (iii) determined that the terms of the Merger are fair to and in the best interests of the Company Stockholders, and (iv)  authorized the submission of this Agreement to the Company Stockholders for their approval and recommended that the Company Stockholders approve this Agreement (the “Merger Recommendation“).

Section 3.5     No Conflict; Required Filings and Consents. Except as set forth on Schedule 3.5(a) of the Company Schedule of Exceptions and those contemplated by clauses (i) through (v) of subsection (b) below: (a)  the execution, delivery and performance of this Agreement by the Company do not and will not (i) conflict with or violate the respective Certificate of Incorporation or Bylaws of the Company or any Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution or treaty of any Governmental Body, including common law; and, in each case, any comparable state law (“Law“) applicable to the Company or any Subsidiary or by which any of their respective properties are bound or (iii) (A) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), (B) result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or (C) result in the creation of any Lien on any of the properties or assets of the Company or any of its Subsidiaries under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Company Contract“) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not, or would not reasonably be expected to,  individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

(b)     The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Body, except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of the stockholders of the Company to be held to vote on the adoption of this Agreement (the “Proxy Statement/Prospectus”) and the filing and declaration of effectiveness of the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement/Prospectus will be included as a prospectus and any filings or approvals under applicable state securities laws with respect to the issuance of Parent Common Stock in connection with the Merger, (ii) the Company Requisite Vote, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) the approval of FINRA, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect (and together with the consents, approvals and authorizations set forth on Schedule 3.5(a) of the Company Schedule of Exceptions, collectively, the “Company Required Consents”).

Section 3.6     Compliance.

(a)     To the Knowledge of the Company, the Company and its Subsidiaries are not in violation of any Law applicable to the Company or any of its Subsidiaries or by which any of their properties are bound, and has not been notified in writing by any Governmental Body of any violation, or any investigation with respect to any such Law, except for any such violation which would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)     The Company and its Subsidiaries, and their respective predecessors, have complied and are in compliance in all material respects with all applicable Laws and orders and no Company Proceeding has been filed or commenced, or to the Knowledge of the Company, threatened alleging any failure so to comply, including, any claims arising under the Anti-Kickback Statute, False Claims Act, or any other federal or state Law, whether or not corrected. The Company and its Subsidiaries have not received any notice or communication from any Governmental Body alleging any non-compliance of the foregoing.

(c)     Neither the Company, nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their officers, managers, members, directors, agents, employees or any other Persons acting on their behalf has (i) made any illegal payment to any officer or employee of any Governmental Body, or any customer or supplier of the Company or its Subsidiaries, or (ii) accepted or received any unlawful contributions, payments, expenditures or gifts; and no Proceeding has been filed or commenced alleging any such illegal payments.

(d)     The Company and its Subsidiaries have complied in all material respects with all privacy policies and guidelines relating to Personal Information. True and correct copies of all applicable privacy and security policies and guidelines of Company and its Subsidiaries have been made available to Parent. The Company and its Subsidiaries have made, in all material respects, all notices and disclosures to customers required by applicable Law. The Company and its Subsidiaries have taken steps reasonably necessary (including, without limitation, implementing and monitoring compliance with respect to technical, administrative and physical safeguards) to protect Personal Information and systems from which Personal Information can be created, viewed, displayed, accessed, retrieved, stored or transmitted, against loss or destruction, and against unauthorized access, use, transfer, modification, or disclosure or other misuse and to otherwise comply, in all material respects, with applicable Laws. To the Knowledge of the Company, there has been no unauthorized disclosure, access to or transfer of or other misuse of that Personal Information required to be reported to any customer of Company, affected individual or Governmental Body and neither the Company nor its Subsidiaries have been required to provide any breach notification or report any security incidents to any customer of Company, affected individual or Governmental Body as required under applicable Law. “Personal Information” means (i) any information that alone or in combination with other information held by the Company in proximity to such information can be used to specifically identify a Person; and (ii) information (other than name separated from any other information) from credit or debit cards of any Person.

(e)     The Company and its Subsidiaries have all registrations, applications, licenses, requests for approvals, clearances, exemptions, permits and other regulatory authorizations ("Authorizations") from any Governmental Body required to conduct their businesses as now being conducted, except for any such Authorizations the absence of which would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Except for any failures to be in compliance that would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all such Authorizations.

Section 3.7     SEC Filings; Financial Statements. (a)  The Company has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or otherwise transmitted by it with the SEC since June 30, 2012 and prior to the date hereof (such documents filed since June 30, 2012 and prior to the date hereof, the “Company SEC Reports“). Except as set forth in Section 3.7(a) of the Company Schedule of Exceptions, as of their respective dates, each of the Company SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. Except as set forth in Section 3.7(a) of the Company Schedule of and except to the extent amended or superseded by a subsequent filing with the SEC made prior to the date hereof, as of their respective dates (and if so amended or superseded, then on the date of such subsequent filing), none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)     The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the SEC have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company at the respective dates thereof and the consolidated statements of operations, cash flows and changes in stockholders’ equity for the periods indicated therein. The unaudited consolidated financial statements of the Company (including any related notes thereto) for all interim periods included in the Company’s quarterly reports on Form 10-Q filed with the SEC since June 30, 2012 have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company as of the respective dates thereof and the consolidated statements of operations and cash flows for the periods indicated therein (subject to normal period-end adjustments).

(c)     The Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that material information relating to the Company is made known to the chief executive officer and the chief financial officer of the Company by others within the Company.

(d)     Except as set forth in Section 3.7(a) of the Company Schedule of Exceptions, since June 30, 2012, the Company has not disclosed to the Company’s independent registered accounting firm and the audit committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)     Except as set forth in Section 3.7(a) of the Company Schedule of Exceptions, since June 30, 2012, the Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). To the Knowledge of the Company, there is no reason to believe that its chief executive officer and chief financial officer will not be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 when next due. The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that provides reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)     The Company does not have any liabilities of any nature, except liabilities that (i) are accrued or reserved against in the most recent financial statements included in the Company SEC Reports filed prior to the date hereof or are reflected in the notes thereto, (ii) were incurred in the ordinary course of business since the date of such financial statements, (iii) are incurred in connection with the transactions contemplated by this Agreement, (iv) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business, or (v) would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Section 3.7(f) of the Company Schedule of Exceptions sets forth a list of all outstanding debt for money borrowed, the applicable lender, interest rate and the applicable payment dates except for obligations issued, undertaken or assumed as the deferred purchase price of property or services, including without limitation any operating lease or capital lease, that do not exceed $25,000 in the aggregate.

(g)     Each of the “principal executive officer” of the Company (as defined in SOX) and the “principal financial officer” of the Company (as defined in Sarbanes-Oxley Act of 2002 ) has made all certifications required by Sections 302 and 906 of Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC with respect to the Company SEC Reports and the statements contained in any such certifications were true and accurate as of the date such certifications were made and have not been modified or withdrawn.

Section 3.8     Absence of Certain Changes or Events. Except as set forth on Section 3.8 of the Company Schedule of Exceptions, since June 30, 2012, until the date of this Agreement, and except as contemplated by this Agreement, the Company and each Subsidiary has conducted its business in the ordinary course consistent with past practice and there has not been (a) any change, event or occurrence which has had or would reasonably be expected to have a Company Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s capital stock; (c) any redemption, repurchase or other acquisition of any shares of capital stock of the Company (other than in connection with the forfeiture or exercise of equity based awards, options in accordance with existing agreements or terms); (d) any granting by the Company to any of its directors, officers or employees of any material increase in compensation or benefits, except for increases in the ordinary course of business consistent with past practice or that are required under any Company Plan; (e) any granting to any director, officer or employee of the right to receive any severance or termination pay, except as provided for under any plan or agreement in effect prior to June 30, 2012; (f) any entry by the Company or any of its Subsidiaries into any employment, consulting, indemnification, termination, change of control or severance agreement or arrangement with any present or former director, officer or employee of the Company, or any amendment to or adoption of any Company Plan or collective bargaining agreement; (g) any material change by the Company or any of its Subsidiaries in its accounting principles, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; or (h) any material change in a Tax Group tax accounting period or method or settlement of a material Tax claim or assessment, in each case, relating to the Company or a Subsidiary of the Company, unless required by GAAP or applicable Law.

Section 3.9     Absence of Litigation. Except as set forth on Section 3.9 of the Company Schedule of Exceptions, there are no suits, claims, actions, proceedings, arbitrations, mediations or, to the Knowledge of the Company, governmental investigations (“Company Proceedings“) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, other than any Company Proceeding that would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company or any of its Subsidiaries nor any of their properties is or are subject to any order, writ, judgment, injunction, decree or award except for those that would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.10     Employee Benefit Plans. (a) Section 3.10 of the Company Schedule of Exceptions contains a true and complete list of each Company Plan (as defined below). As used herein, the term “Company Plan“ means each material employee benefit plan (within the meaning of Section 3(3) of the Employment Retirement Income Security Act of 1974 (“ERISA“)), including each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), and each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), each material employee benefit plan maintained outside the United States, and each other material plan, arrangement or policy (written or oral) to provide benefits, other than salary or commissions, as compensation for services rendered, including, without limitation, employment agreements, executive compensation agreements, incentive arrangements, salary continuation, stock option, stock grant or stock purchase rights, phantom rights, deferred compensation, bonus, severance policies or agreements, retention policies or agreements, change in control policies or agreements, fringe benefits or other employee benefits, in each case maintained or sponsored by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes to or for which the Company or any of its Subsidiaries has or may have any liability, contingent or otherwise, either directly or as a result of a Company ERISA Affiliate, or any other plan, arrangement or policy mandated by applicable Law, for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director of the Company, its Subsidiaries or any Company ERISA Affiliate (collectively, the “Company Employees“). The Company has made available to Parent copies of all material documents constituting the Company Plans, the three most recently filed Forms 5500 for such Company Plans and financial statements attached thereto, all Internal Revenue Service (the “IRS“) determination letters for the Company Plans, all notices that were issued within the preceding three years by the IRS, Department of Labor, or any other Governmental Body with respect to the Company Plans, all employee manuals or handbooks containing personnel or employee relations policies, and all other material documents relating to the Company Plans. For purposes of this Section 3.10, the term Company includes any Company ERISA Affiliate. The term “Company ERISA Affiliate” means any person, that together with the Company, is or was at any time treated as a single employer under section 414 of the Code or section 4001 of ERISA and any general partnership of which the Company is or has been a general partner.

(b)     Each Company Plan has been operated and administered in all respects in accordance with its terms and applicable Law, including, but not limited to, ERISA and the Code, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. All reporting, disclosure and notice requirements under ERISA, the Code and other applicable Laws have been fully and completely satisfied with respect to each Company Plan, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. With respect to each Company Plan, there has occurred no non-exempt “prohibited transaction” (within the meaning of section 4975 of the Code or section 406 of ERISA) or breach of any fiduciary duty described in section 404 of ERISA that could, if successful, result in any liability, direct or indirect, for the Company or any of its Subsidiaries or, to the Knowledge of the Company, any stockholder, officer, director or employee of the Company or any of its Subsidiaries, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending or threatened claims by or on behalf of any Company Plan, or by or on behalf of any participants or beneficiaries of any Company Plans under ERISA or applicable Law, or claiming benefit payments other than those made in the ordinary operation of such plans. To the Knowledge of the Company, no Company Plan is presently under investigation, audit or examination by any Governmental Body, and no matters are pending with respect to any Company Plan under any IRS program.

(c)     Each Company Plan intended to be qualified under section 401(a) of the Code, and the trust forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under section 501(a) of the Code, or has an opinion letter from the IRS to the same effect, and each such determination or opinion letter remains in effect and has not been revoked. Except as disclosed on Section 3.10(a) of the Company Schedule of Exceptions, the Company and its Subsidiaries have never maintained, sponsored or had any liability with respect to any other plan subject to the requirements of section 401(a) of the Code. To the Knowledge of the Company, nothing has occurred since the date of such determination letter that could cause the loss of such qualification or tax-exempt status or the imposition of any liability, lien, penalty or tax under ERISA or the Code. Each Company Plan has been timely amended to comply with applicable Law.

(d)     The Company and its Subsidiaries do not sponsor, maintain or contribute to, and have never sponsored, maintained or contributed to, or had any liability with respect to, any employee benefit plan subject to section 302 of ERISA, section 412 of the Code or Title IV of ERISA. None of the Company Plans is a multiemployer plan (as defined in section 3(37) of ERISA). The Company and its Subsidiaries do not contribute to, and have never contributed to or had any other liability with respect to, a multiemployer plan or with respect to any plan that has two or more contributing sponsors at least two of whom are not under common Control. There is not now, and to the Knowledge of the Company there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Company Plan or the imposition of any pledge, lien, security interest or encumbrance on assets of the Company or any of its Subsidiaries under ERISA or the Code, or similar Laws of foreign jurisdictions.

(e)     The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon occurrence of any additional or subsequent events) (i) constitute an event under any Company Plan or any trust or loan related to any of those plans or agreements that will or may result in a prohibition of the transactions contemplated by this Agreement or any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company to amend or terminate any Company Plan. No Company Plan, program, agreement or other arrangement, either individually or collectively, provides for any payment or benefits becoming due to any director or employee of the Company that will be considered an “excess parachute payment” under section 280G of the Code. The Company and its Subsidiaries have not declared any bonus compensation in contemplation of the transactions contemplated by this Agreement. No payments or benefits under any Company Plan or other agreement of the Company or any of its Subsidiaries are, or are expected to be, subject to the disallowance of a deduction under section 162(m) of the Code. The Company and its Subsidiaries do not have any obligation to indemnify, hold harmless or gross-up any individual with respect to any excise tax, penalty tax or interest under section 280G or 409A of the Code. Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in section 409A(d)(1) of the Code) is in documentary compliance with the requirements of section 409A of the Code. Each nonqualified deferred compensation plan has been operated since January 1, 2005 in good faith compliance with section 409A of the Code. No option (other than an option the terms of which comply with the requirements of section 409A of the Code) has an exercise price that has been or may be less than the fair market value of the underlying stock as of the date such option was granted or has any feature for the deferral of compensation that could render the grant subject to section 409A of the Code.

(f)     With respect to any Company Plan that is a group health plan (within the meaning of section 4980B(g)(2) of the Code), such Company Plan complies, and in each and every case has complied, with all requirements of section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act, the applicable provisions of the Social Security Act, the Health Insurance Portability and Accountability Act of 1996, and other applicable Laws, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. No Company Plan provides health or other benefits after an employee’s or former employee’s retirement or other termination of employment except as required under section 4980B of the Code.

(g)     The Company and each of its Subsidiaries have paid all amounts that the Company and each of its Subsidiaries are required to pay as contributions to the Company Plans as of the last day of the most recent fiscal year of each of the Company Plans; all benefits accrued under any funded or unfunded Company Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP; and all monies withheld from employee paychecks with respect to the Company Plans have been transferred to the appropriate Company Plan in a timely manner as required by applicable Law.

(h)     The Company and its Subsidiaries have made no plan or commitment to create any additional Company Plan or to modify or change any existing Company Plan.

(i)     No benefit or compensation arrangement is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.

Section 3.11     Labor and Employment Matters. The Company and its Subsidiaries do not have any labor contracts or collective bargaining agreements with any persons employed by the Company or any of its Subsidiaries or any persons otherwise performing services primarily for the Company and its Subsidiaries. To the Knowledge of the Company, there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before the National Labor Relations Board (the “NLRB“) or any other labor relations tribunal or authority. There are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries. No labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification. The Company and its Subsidiaries have not experienced any labor strike, dispute or stoppage or other labor difficulty involving its employees, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the NLRB or any other labor relations tribunal or authority. The Company and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, classification of employees, terms and conditions of employment, wages and hours, occupational safety and health, immigration and immigration practices, including, but not limited to, any such Laws respecting employment discrimination, termination of employment, workers’ compensation, family and medical leave, the Immigration Reform and Control Act, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12     Insurance. All material insurance policies of the Company and its Subsidiaries are listed in Section 3.12 of the Company Schedule of Exceptions. Except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect: (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law; (b) the Company and its Subsidiaries are not in breach or default, and the Company and its Subsidiaries have not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies; and (c) to the Knowledge of the Company, no notice in writing of cancellation or termination has been received with respect to any such policy except customary notices of cancellation in advance of scheduled expiration.

Section 3.13     Properties. The Company and its Subsidiaries own no real property. Section 3.13 of the Company Schedule of Exceptions contains a complete and correct list of all real property leased by the Company and its Subsidiaries (the “Company Leased Property“). The Company and its Subsidiaries have good and valid leasehold interests in all Company Leased Property. With respect to all Company Leased Property, there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, the counterparties thereto, or event which, with notice or lapse of time or both, would become a material default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, the counterparties thereto. The Company Leased Property is maintained in a state of repair and condition that is consistent with the normal conduct of its business.

Section 3.14     Tax Matters. (a) Subject to such exceptions that would not have a Company Material Adverse Effect:

(b)     Each of the Company and its Subsidiaries has timely filed all Tax Returns required to be filed by it or has timely filed appropriate extensions and each such Tax Return was complete and correct in all material respects at the time of filing. Each of the Company and its Subsidiaries has timely paid or caused to be timely paid all Taxes shown on such Tax Returns to be due with respect to the taxable periods covered by such Tax Returns and all other Taxes as are due (including Taxes for which no Tax Returns are required to be filed), and the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in addition to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

(c)     To the Knowledge of the Company, no Tax Return of the Company or any of its Subsidiaries is under audit or examination by any taxing authority. Neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, verbal notice of such an audit or examination. There is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any of its Subsidiaries. Each deficiency resulting from any completed audit or examination relating to Taxes by any taxing authority has been timely paid. Neither the Company nor any of its Subsidiaries has received written notice from a taxing authority in any jurisdiction in which the Company or any Subsidiary has not filed a Tax Return for any period that the Company or such Subsidiary is required to file a Tax Return in such jurisdiction.

(d)     There is no currently effective written agreement or other written document extending or waiving, or having the effect of extending or waiving, the period of assessment (or reassessment) or collection of any Taxes of the Company or any of its Subsidiaries, and no such request for an extension or waiver is currently pending. No power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any Taxes has been executed or filed with any taxing authority. Neither the Company nor any of its Subsidiaries is party to or bound by any written Tax sharing agreement, Tax indemnity obligation or similar arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other similar agreement related to Taxes) (other than any such agreement, obligation or arrangement between or among the Company and its Subsidiaries).

(e)     Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations with the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return (other than a group of which the Company or any of its Subsidiaries is or was the common parent) or (ii) has any liability for Taxes of another Person (other than the Company or its Subsidiaries) under Treasury Regulation sections 1.1502-6, 1.1502-78 (or similar provisions of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(f)     No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and Liens either not in excess of $50,000, in the aggregate, or set forth on Section 3.14(f) of the Company Schedule of Exceptions.

(g)     The Company and its Subsidiaries have complied in all respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign Tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Bodies all amounts required to be so withheld and paid over under applicable Laws.

(h)     The Company and each of its Subsidiaries has disclosed on their United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income tax within the meaning of Section 6662 of the Code, and neither the Company nor any of its Subsidiaries has ever participated in any listed transaction, as defined in Treasury Regulation Section 1.6011-4(b)(2), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4.

(i)     During the two (2) year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

Section 3.15     Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in (i) the S-4 or the Proxy Statement/Prospectus, will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) if required to be delivered to the Company’s stockholders pursuant to applicable Law, the Proxy Statement/Prospectus will, at the date it is first mailed to the Company Stockholders and at the time of the Company Stockholders Meeting or at the date of any amendment thereof or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus, at the date such Proxy Statement/Prospectus is first mailed to Company Stockholders and at the time of the Company Stockholders Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective representatives which is contained or incorporated by reference in the Proxy Statement/Prospectus.

Section 3.16     Opinion of Financial Advisor. Cassel Salpeter & Co., LLC (the “Financial Advisor“), has delivered to the Board of Directors of the Company a written opinion (or oral opinion to be confirmed in writing) to the effect that, subject to the assumptions, qualifications, limitations and other matters in connection with the preparation of the opinion, as of the date of such opinion, the Common Exchange Ratio provided for in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of the Company Common Stock.

Section 3.17     Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries may be financially liable.

Section 3.18     Takeover Statutes. The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect. Assuming the accuracy of the representations and warranties of Parent and Merger Sub, to the Knowledge of the Company as of the date hereof, no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under U.S. state or federal Laws applicable to the Company, including those under the DGCL, will be applicable to the Merger or the other transactions contemplated hereby. No takeover, business combination, control share acquisition, fair price, moratorium or similar statutes apply or purport to apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.19     Intellectual Property. Except as as set forth in Section 3.19 of the Company Schedule of Exceptions, to the Knowledge of the Company, the Company or one of its Subsidiaries (as specifically identified on Schedule 3.19(a)) is the sole and exclusive (as to any third party) owner or assignee of the entire right, title and interest in and to the Intellectual Property set forth on Schedule 3.19(a) and all other Intellectual Property material to and used in its business, and is licensed perpetually and without royalty or other payment obligations to third parties to the Intellectual Property set forth on Schedule 3.19(b), except as noted on Schedule 3.19(b). The Company or such Subsidiary owns or has the rights to use, free and clear of any security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever (“Liens“), but subject to any existing licenses or other grants of rights to third parties (to the extent set forth in Section 3.19(a) or Section 3.19(b) of the Company Schedule of Exceptions), all material Intellectual Property as is necessary and sufficient (i) for its businesses as currently conducted and (ii) for the services provided by the Company and its Subsidiaries (collectively, the “Company Intellectual Property Rights“). Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (a) there is no Proceeding pending, or to the Knowledge of the Company threatened, (i) alleging infringement, misappropriation, violation or dilution by the Company or any of its Subsidiaries of any Intellectual Property of a third party or challenging the validity, enforceability, ownership or use of any of the Intellectual Property set forth in Section 3.19(a) or Section 3.19(b) of the Company Schedule of Exceptions or the Company Intellectual Property Rights therein and (ii) by the Company or any of its Subsidiaries alleging infringement or misappropriation of any Intellectual Property against a third party; (b) the provision of services by the Company and its Subsidiaries do not infringe the valid Intellectual Property rights of any third party, and, to the Knowledge of the Company, the Company Intellectual Property Rights are not being infringed by any third party; (c) no Company Intellectual Property Right will terminate or cease to be a valid right of the Company or any of its Subsidiaries by reason of the execution and delivery of this Agreement by the Company, the performance of the Company of its obligations hereunder, or the consummation by the Company of the Merger; and (d) except as set forth in Section 3.19 of the Company Schedule of Exceptions, the Company and its Subsidiaries have not granted any license, sublicenses or any other rights in, to or under the Intellectual Property. As used in this Agreement, “Intellectual Property“ means all patents, inventions, copyrights, software, trademarks, service marks, domain names, trade dress, trade secrets and all other intellectual property and intellectual property rights of any kind or nature. For purposes of this Agreement, the term “patents” means United States and non-U.S. patents (utility or design, as applicable), provisional patent applications, non-provisional patent applications, continuations, continuations-in-part, divisions, any such patents resulting from reissue, reexamination, renewal or extension (including any supplementary protection certificate) of any patent, patent disclosures, substitute applications, and any confirmation patent or registration patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing.

Section 3.20     Contracts. (a) Except for this Agreement and except for Contracts filed as exhibits to any filings made by the Company to the SEC or set forth in Section 3.20 of the Company Schedule of Exceptions, as of the date of this Agreement, the Company or any of its Subsidiaries thereof is not a party to or bound by any Contract: (i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (ii) containing covenants binding upon the Company or any of its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation or any Company Affiliate) to compete in any business or geographic area; or (iii) involving the payment or receipt of royalties or other amounts of more than $10,000 calculated based on the revenues of income of the Company or income or revenues related to any product of the Company or any Company Affiliate (other than broker dealer, investment advisor and insurance agreements), or (iv) that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement. Each such Contract described in clauses (i) through (iii) as well as each Contract listed in Section 3.20a) or Section 3.20(b) of the Company Schedule of Exceptions is referred to herein as a “Company Material Contract“.

(b)     Each of the Company Material Contracts is valid and binding on the Company or the applicable Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. There is no default under any Company Material Contract by the Company or any of its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, in each case except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.21     Affiliate Transactions. Except as otherwise disclosed in Section 3.21 of the Company Schedule of Exceptions, no executive officer or director of the Company or any Subsidiary thereof or any Person owning 4.99% or more of the shares of Company Common Stock or any other “affiliate” as defined in Rule 12b-2 under the Exchange Act (each a “Company Affiliate“) is a party to any Contract with or binding upon the Company or any Subsidiary thereof or any of its properties or assets or has any material interest in any material property owned by the Company or has engaged in any material transaction with any of the foregoing within the last twelve (12) months preceding the date of this Agreement, in each case, that is of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.22     Service Liability. Except as set forth in Section 3.22 of the Company Schedule of Exceptions, the Company and its Subsidiaries (i) do not have any liability to any customer or client for any service provided by the Company or any of its Subsidiaries prior to the date hereof, and (ii) do not have any material liability arising out of any services provided, and to the Knowledge of the Company no claims are pending with respect to any services provided, by or on behalf of the Company or any of its Subsidiaries.

Section 3.23     Broker-Dealer Matters.

(a)     The Company’s Subsidiary, Prime Capital Services, Inc. is a broker-dealer (the “Company Broker-Dealer”) is duly registered under the Exchange Act as a broker-dealer with the SEC, and is in compliance in all material respects with the applicable provisions of the Exchange Act applicable to broker-dealers. Neither the Company nor any Subsidiary other than Prime Capital Services, Inc. is a registered broker-dealer. To the extent required, the Company Broker-Dealer is a member organization in good standing of any SRO and is in compliance in all material respects with all applicable rules and regulations of any such SRO of which it is a member or which otherwise has authority over it. The Company Broker Dealer is duly registered, licensed or qualified as a broker-dealer under, and in compliance with, the Laws of all jurisdictions in which it is required to be so registered, licensed or qualified and each such registration, license or qualification is in full force and effect, except for any non-compliance as would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no action or proceeding pending or, to the Company’s Knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)     Except as set forth in Section 3.23 of the Company Schedule of Exceptions, none of the Company or any of its Subsidiaries, nor any of their respective directors, officers, employees or “associated persons,” (i) is or has been ineligible to serve as a broker-dealer or an “associated person” of a broker-dealer under Section 15(b) of the Exchange Act, (ii) is subject to a “statutory disqualification” (as such terms are defined in the Exchange Act), (iii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any of the Company or its Subsidiaries as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (iv) there is no investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of its “associated persons,” whether formal or informal, that is reasonably likely to result in any such person being deemed ineligible as described in clause (i), subject to a statutory disqualification as described in clause (ii) or subject to a disqualification as described in clause (iii).

(c)     The Company Broker-Dealer is in compliance with all applicable regulatory net capital requirements and no distribution of cash is required to be made by the Company Broker-Dealer that will result in it not being in compliance with applicable regulatory net capital requirements. The Company Broker-Dealer is in compliance with all applicable regulatory requirements regarding the possession, control and safekeeping of customer funds, securities and other assets, except for noncompliance that would not result in costs exceeding $50,000 net of insurance.

(d)     For the Company Broker-Dealer the Company has made available to Parent a true, correct and complete copy of the Company Broker-Dealer’s Uniform Applications for Broker-Dealer Registration on Form BD filed since January 1, 2010, reflecting all amendments thereto filed with the Central Registration Depository of the Financial Industry Regulatory Authority (“FINRA”) prior to the date of this Agreement (a “Company Form BD”) and a true, correct and complete copy of each other registration, report and material correspondence filed by the Company Broker-Dealer with any Governmental Body or SRO since January 1, 2010 and will deliver or make available to Parent such forms, registrations, reports and correspondence as are filed from and after the date hereof and prior to the Closing. Each Company Form BD and the Company Broker-Dealer’s other registrations, forms, and other reports filed with any Governmental Body or SRO since January 1, 2010 complied in all material respects at the time of filing with the applicable requirements of the Exchange Act and applicable Law.

(e)     None of the Company nor any of its Subsidiaries is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant or futures or swaps introducing broker under any laws or regulations.

(f)     The Company has made available to the Parent true, correct and complete copies as in effect as of the date hereof of (i) policies of the Company and its Subsidiaries reasonably designed to avoid corruption, bribery, money laundering, political contributions or unlawful payments or gifts to government officials, (ii) personal securities trading policies of the Company and its Subsidiaries, and (iii) codes of conduct and ethics of the Company and its Subsidiaries.

(g)     Except as set forth on Section 3.23 of the Company Schedule of Exceptions, the conduct of the business of the Company and its Subsidiaries, as presently conducted and as conducted at all times prior to the date hereof, does not require the Company or any of its Subsidiaries or any of their respective officers or employees to be registered as an investment adviser under the Investment Advisers Act of 1940 or as an investment adviser or investment adviser representative or agent under the Laws of any Governmental Body.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as identified in the Parent SEC Reports (other than statements in the Risk Factors Sections that do not relate to historical facts and are forward looking in nature) or as set forth on the Schedule of Exceptions delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement and thereafter prior to Closing (the “Parent Schedule of Exceptions“), it being understood that a disclosure in any section of the Parent Schedule of Exceptions shall be deemed to have been set forth in all other applicable sections of the Parent Schedule of Exceptions where it is readily apparent on the face of the disclosure that such disclosure is applicable to such other sections, notwithstanding the omission of any cross reference to such other section; and it being further understood that the Parent Schedule of Exceptions will be updated from time to time for events that occur between execution of this Agreement and Closing and a final copy of the Parent Schedule of Exceptions will be delivered to the Company prior to the Closing:

Section 4.1     Organization. Each of Parent, its Subsidiaries and Merger Sub is a corporation duly organized, validly existing and in good standing or active status under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, except where any failure to be so organized, existing or in good standing or active status or to have such power or authority would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Each of the Parent, its Subsidiaries and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any failure to be so qualified or licensed or in good standing which would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. “Parent Material Adverse Effect“ means any change, effect, event or occurrence that has a material adverse effect on the assets, business, financial condition or results of operations of the Parent and its Subsidiaries, or that would reasonably be expected to prevent or materially delay Parent from performing its obligations under this Agreement in any material respect or materially delay consummating the transactions contemplated hereby.

Section 4.2     Certificate of Incorporation and Bylaws. Parent has heretofore furnished or otherwise made available to the Company a complete and correct copy of the Certificate of Incorporation and Bylaws of Parent and of each of its Subsidiaries, as in effect on the date hereof, and all minutes of the Board of Directors of Parent and its Subsidiaries since January 1, 2010 other than with respect to approval of the Merger and related transactions. The Certificates of Incorporation and the Bylaws of Parent and its Subsidiaries are in full force and effect and no other organizational documents are applicable to or binding upon Parent or Merger Sub. Neither Parent nor its Subsidiaries is in violation of any provisions of its Certificate of Incorporation or Bylaws in any material respect.

Section 4.3     Capitalization. (a) The authorized capital stock of Parent consists of One Hundred Fifty Million (150,000,000) shares of Parent Common Stock, and (ii) Ten Million (10,000,000) shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock“)].

(b)     As of the date of this Agreement: (i) Eighty-Nine Million Sixteen Thousand Nine Hundred Eighty-Eight (89,016,988) shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and non-assessable and were issued free of preemptive rights; (ii) an aggregate of Sixteen Million Five Hundred Thousand (16,500,000) shares of Parent Common Stock were reserved for issuance upon or otherwise deliverable in connection with the grant of equity-based awards or the exercise of outstanding options to purchase Parent Common Stock issued pursuant to the Parent’s 2006, 2008 and 2013 Plans (collectively, the “Parent Stock Plan”), of which options to purchase an aggregate of 9,700,000 shares of Parent Common Stock have been granted and are outstanding; (iii) warrants to purchase an aggregate of One Million Six Hundred Fifteen Thousand Five Hundred Five (1,615,505) shares of Parent Common Stock are issued and outstanding; and (iv) no shares of Parent Preferred Stock were outstanding. Section 4.3 of the Parent Schedule of Exceptions sets forth, as of the date of this Agreement, each equity-based award, phantom right, and option outstanding under the Company Stock Plan or otherwise, the number of shares of Parent Common Stock issuable thereunder and the expiration date and exercise or conversion price relating thereto. Unless disclosed on Section 4.3 of the Parent Schedule of Exceptions, no other equity-based award, phantom right or option is outstanding under a Parent Stock Plan or otherwise.

(c)     As of the date of this Agreement, except as set forth in clauses (a) and (b) of this Section 4.3 and except as set forth on Section 4.3 of the Company Schedule of Exceptions: (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of Parent, (B) securities of Parent convertible into or exercisable or exchangeable for shares of capital stock or voting securities of Parent or (C) options or other rights to acquire from Parent, or any obligation of Parent to issue, any capital stock, voting securities or securities convertible into or exercisable or exchangeable for capital stock or voting securities of Parent (collectively, “Parent Securities”); (ii) there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any Parent Securities; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other voting securities of Parent to which Parent is a party.

(d)     Neither the Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e)     Section 4.3(e) of the Parent Schedule of Exceptions sets forth (x) each of the Parent’s Subsidiaries and the ownership interest of the Parent in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary (including any options or other rights to acquire an equity interest) and (y) the Parent’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Parent or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company.

(f)     Except as set forth in Section 4.3(f) of the Parent Schedule of Exceptions, there are no voting trusts, proxies or other agreements, arrangements, commitments or understandings of any character to which the Parent or its Subsidiaries or, to the Knowledge of the Parent, is a party or by which the Parent is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Parent or its Subsidiaries.

Section 4.4     Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Parent as sole stockholder of Merger Sub has approved this Agreement. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). Neither the approval or adoption of this Agreement, the Merger or the other transactions contemplated hereby requires any approval of the stockholders of Parent. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

Section 4.5     No Conflict; Required Filings and Consents. (a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, do not and will not (i) conflict with or violate the respective Certificate of Incorporation or Bylaws of Parent or any Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or any Subsidiary or by which any of their respective properties are bound or (iii) (A) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), (B) result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or (C) result in the creation of any Lien on any of the properties or assets of Parent or any of its Subsidiaries under, any Contracts to which Parent or any Subsidiary is a party or by which Parent or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not, or would not reasonably be expected to, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

(b)     The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Body, except for (i) the filing with the SEC of the Proxy Statement/Prospectus and the filing and declaration of effectiveness of the registration statement on S-4 in which the Proxy Statement/Prospectus will be included as a prospectus and any filings or approvals under applicable state securities laws with respect to the issuance of Parent Common Stock in connection with the Merger, (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iii) the approval of FINRA, and (iv)  any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not individually or in the aggregate, have or reasonably be expected to have, a Parent Material Adverse Effect (collectively, the “Parent Required Consents”).

Section 4.6     Compliance. (a) To the Knowledge of Parent, Parent and its Subsidiaries, are not in violation of any Law applicable to Parent or any of its Subsidiaries or by which any of their properties are bound, and has not been notified in writing by any Governmental Body of any violation, or any investigation with respect to any such Law, except for any such violation which would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)     The Parent and its Subsidiaries, and their respective predecessors and affiliates, have complied and are in compliance in all material respects with all applicable Laws and no Parent Proceeding has been filed or commenced, or to the knowledge of the Parent, threatened alleging any failure so to comply, including, any claims arising under the Anti-Kickback Statute, False Claims Act, or any other federal or state Law, whether or not corrected. The Parent and its Subsidiaries have not received any notice or communication from any Governmental Body alleging any non-compliance of the foregoing.

(c)     Neither the Parent, nor any of its Subsidiaries, nor, to the Parent’s Knowledge, any of their officers, managers, members, directors, agents, employees or any other Persons acting on their behalf has (i) made any illegal payment to any officer or employee of any Governmental Body, or any customer or supplier of the Parent or its Subsidiaries, or (ii) accepted or received any unlawful contributions, payments, expenditures or gifts; and no Parent Proceeding has been filed or commenced alleging any such illegal payments.

(d)     The Parent and its Subsidiaries have complied in all material respects with all privacy policies and guidelines relating to Personal Information. True and correct copies of all applicable privacy and security policies and guidelines of Parent and its Subsidiaries have been made available to Parent. The Parent and its Subsidiaries have made all notices and disclosures to customers required by applicable Law except for such notices and disclosures the failure to make would not, or would not reasonably be expected to, individually or in the aggregate, have or reasonably be expected to have, a Parent Material Adverse Effect. The Parent and its Subsidiaries have taken steps reasonably necessary (including, without limitation, implementing and monitoring compliance with respect to technical, administrative and physical safeguards) to protect Personal Information and systems from which Personal Information can be created, viewed, displayed, accessed, retrieved, stored or transmitted, against loss or destruction, and against unauthorized access, use, transfer, modification, or disclosure or other misuse and to otherwise comply with applicable Laws except for such steps the failure to take would not, or would not reasonably be expected to, individually or in the aggregate, have or reasonably be expected to have, a Parent Material Adverse Effect. To the Knowledge of the Parent, there has been no unauthorized disclosure, access to or transfer of or other misuse of that Personal Information required to be reported to any customer of Parent, affected individual or Governmental Body and neither the Parent nor its Subsidiaries have been required to provide any breach notification or report any security incidents to any customer of Parent, affected individual or Governmental Body as required under applicable Law. “Personal Information” means (i) any information that alone or in combination with other information held by the Parent in proximity to such information can be used to specifically identify a Person; and (ii) information (other than name separated from any other information) from credit or debit cards of any Person.

(e)     Parent and its Subsidiaries have all Authorizations from any Governmental Body required to conduct their businesses as now being conducted and as contemplated to be conducted after the Effective Time, except for any such Authorizations the absence of which would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Except for any failures to be in compliance that would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, Parent and each Subsidiary is in compliance with all such Authorizations.

Section 4.7     SEC Filings; Financial Statements. (a) Parent has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or otherwise transmitted by it with the SEC) since September 30, 2012 and prior to the date hereof (such documents filed since September 30, 2012 and prior to the date hereof, the “Parent SEC Reports“). As of their respective dates, each of the Parent SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. Except to the extent amended or superseded by a subsequent filing with the SEC made prior to the date hereof, as of their respective dates (and if so amended or superseded, then on the date of such subsequent filing), none of the Parent SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)     The audited consolidated financial statements of Parent (including any related notes thereto) included in Parent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012 filed with the SEC have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent at the respective dates thereof and the consolidated statements of operations, cash flows and changes in stockholders’ equity for the periods indicated therein. The unaudited consolidated financial statements of Parent (including any related notes thereto) for all interim periods included in Parent’s quarterly reports on Form 10-Q filed with the SEC since September 30, 2012 have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of Parent as of the respective dates thereof and the consolidated statements of operations and cash flows for the periods indicated therein (subject to normal period-end adjustments).

(c)     Parent’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that material information relating to Parent is made known to the chief executive officer and the chief financial officer of Parent by others within the Parent.

(d)     Since September 30, 2012, Parent has not disclosed to Parent’s independent registered accounting firm and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e)     Since September 30, 2012, Parent has not identified any material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). To the Knowledge of Parent, there is no reason to believe that its chief executive officer and chief financial officer will not be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 when next due. Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that provides reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)     Parent does not have any liabilities of any nature, except liabilities that (i) are accrued or reserved against in the most recent financial statements included in the Parent SEC Reports filed prior to the date hereof or are reflected in the notes thereto, (ii) were incurred in the ordinary course of business since the date of such financial statements, (iii) are incurred in connection with the transactions contemplated by this Agreement, (iv) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business, or (v) would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Section 4.7(f) of the Parent Schedule of Exceptions sets forth a list of all outstanding debt for money borrowed, the applicable lender, interest rate and the applicable payment dates.

(g)     Each of the “principal executive officer” of Parent (as defined in SOX) and the “principal financial officer” of Parent (as defined in Sarbanes-Oxley Act of 2002 ) has made all certifications required by Sections 302 and 906 of Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Reports and the statements contained in any such certifications were true and accurate as of the date such certifications were made and have not been modified or withdrawn.

Section 4.8     Absence of Certain Changes or Events. Except as set forth on Section 4.8 of Parent Schedule of Exceptions or the Parent SEC Reports, since September 30, 2012 until the date of this Agreement, and except as contemplated by this Agreement, Parent has conducted its business in the ordinary course consistent with past practice and there has not been any change, event or occurrence which has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.9     Absence of Litigation. Except as set forth on Section 4.9 of the Parent Schedule of Exceptions, there are no suits, claims, actions, proceedings, arbitrations, mediations or, to the knowledge of Parent, governmental investigations (“Parent Proceedings“) pending or, to the knowledge of Parent, threatened against Parent or its Subsidiaries, other than any Parent Proceeding that would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent or any of its Subsidiaries nor any of their properties is or are subject to any order, writ, judgment, injunction, decree or award except for those that would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.10     Insurance. All material insurance policies of the Parent and its Subsidiaries are listed in Section 4.10 of the Parent Schedule of Exceptions. Except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect: (a) all insurance policies of the Parent and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law; (b) the Parent and its Subsidiaries are not in breach or default, and the Parent and its Subsidiaries have not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies; and (c) to the Knowledge of the Parent, no notice in writing of cancellation or termination has been received with respect to any such policy except customary notices of cancellation in advance of scheduled expiration.

Section 4.11     Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in (i) the S-4, , will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company Stockholders, and in the case of the S-4, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to the Company Stockholders and at the time of the Company Stockholders Meeting or at the date of any amendment thereof or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus, at the date such Proxy Statement/Prospectus is first mailed to Company Stockholders and at the time of the Company Stockholders Meeting will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained or incorporated by reference in the Proxy Statement/Prospectus.

Section 4.12     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or any of its Subsidiaries or for which the Parent or any of its Subsidiaries may be financially liable.

Section 4.13     Operations of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued, fully paid and non-assessable. Merger Sub is a direct, wholly-owned subsidiary of Parent that has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

Section 4.14     Contracts.

(a)     Except for this Agreement and except for Contracts filed as exhibits to the Parent SEC Reports, as of the date of this Agreement none of Parent or any of its Subsidiaries is a party to or bound by any Contract: (i) that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (ii) containing covenants binding upon Parent or any of its Subsidiaries that restrict the ability of Parent or any of its Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of the Parent or any Parent Affiliate) to compete in any business or geographic area; (iii) with any Parent Affiliate or (iv) that would prevent, materially delay or materially impede Parent’s ability to consummate the Merger or the other transactions contemplated by this Agreement. Each such Contract described in clauses (i) through (iv) as well as each Contract listed in Section 4.14(a) or Section 4.14(b) of the Parent Schedule of Exceptions is referred to herein as a “Material Contract“.

(b)     Each of the Material Contracts is valid and binding on the Parent or the applicable Subsidiary of the Parent, as the case may be, and, to the Knowledge of the Parent, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. There is no default under any Material Contract by the Parent or any of its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Parent or any of its Subsidiaries, in each case except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.15     Affiliate Transactions. Except as otherwise disclosed in Section 4.21 of the Parent Schedule of Exceptions, no executive officer or director of the Parent or any Subsidiary thereof or any Person owning 5% or more of the shares of Parent Common Stock or any other “affiliate” as defined in Rule 12b-2 under the Exchange Act (each a “Parent Affiliate“) is a party to any Contract with or binding upon the Parent or any Subsidiary thereof or any of its properties or assets or has any material interest in any material property owned by the Parent or has engaged in any material transaction with any of the foregoing within the last twelve (12) months preceding the date of this Agreement, in each case, that is of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.16     Takeover Statutes. The Parent has no “rights plan,” “rights agreement,” or “poison pill” in effect. Assuming the accuracy of the representations and warranties of Parent and Merger Sub, to the Knowledge of the Parent as of the date hereof, no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under U.S. state or federal Laws applicable to the Parent, including those under the DGCL, will be applicable to the Merger or the other transactions contemplated hereby. No takeover, business combination, control share acquisition, fair price, moratorium or similar statutes apply or purport to apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 4.17     Service Liability. Except as set forth in Section 4.22 of the Parent Schedule of Exceptions, the Parent and its Subsidiaries (i) do not have any liability to any customer or client for any service provided by the Parent or any of its Subsidiaries prior to the date hereof, and (ii) do not have any material liability arising out of any services provided, and to the Knowledge of the Parent no claims are pending with respect to any services provided, by or on behalf of the Parent or any of its Subsidiaries.

Section 4.18     Broker-Dealer Matters.

(a)     Each of the Parent and its Subsidiaries that is a broker-dealer (a “Parent Broker-Dealer”) is duly registered under the Exchange Act as a broker-dealer with the SEC, and is in compliance in all material respects with the applicable provisions of the Exchange Act applicable to broker-dealers, in each case, except for any non-U.S. Parent Broker-Dealer (a “Parent Foreign Broker-Dealer”). To the extent required, each Parent Broker-Dealer is a member organization in good standing of any SRO and is in compliance in all material respects with all applicable rules and regulations of any such SRO of which it is a member or which otherwise has authority over it. Each Broker Dealer Subsidiary is duly registered, licensed or qualified as a broker-dealer under, and in compliance with, the Laws of all jurisdictions in which it is required to be so registered, licensed or qualified and each such registration, license or qualification is in full force and effect, except for any non-compliance as would not, individually or in the aggregate, have a Parent Material Adverse Effect. There is no action or proceeding pending or, to the Parent’s knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)     Except as set forth in Section 4.18 of the Parent Schedule of Exceptions, None of the Parent or any of its Subsidiaries, nor any of their respective directors, officers, employees or “associated persons,” (i) is or has been ineligible to serve as a broker-dealer or an “associated person” of a broker-dealer under Section 15(b) of the Exchange Act, (ii) is subject to a “statutory disqualification” (as such terms are defined in the Exchange Act), (iii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any of the Parent or its Subsidiaries as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (iv) there is no investigation pending or, to the knowledge of the Parent, threatened against the Parent or any of its Subsidiaries or any of its “associated persons,” whether formal or informal, that is reasonably likely to result in any such person being deemed ineligible as described in clause (i), subject to a statutory disqualification as described in clause (ii) or subject to a disqualification as described in clause (iii).

(c)     Each Parent Broker-Dealer is in compliance with all applicable regulatory net capital requirements and no distribution of cash is required to be made by any such Parent Broker-Dealer that will result in it not being in compliance with applicable regulatory net capital requirements except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Each Parent Broker-Dealer is in compliance with all applicable regulatory requirements regarding the possession, control and safekeeping of customer funds, securities and other assets, except for noncompliance that would not result in fines exceeding $50,000 net of insurance.

(d)     For each Parent Broker-Dealer other than a Parent Foreign Broker-Dealer, the Parent has made available to Parent a true, correct and complete copy of each such Parent Broker-Dealer’s Uniform Applications for Broker-Dealer Registration on Form BD filed since January 1, 2010, reflecting all amendments thereto filed with the Central Registration Depository of FINRA prior to the date of this Agreement (a “Parent Form BD”) and a true, correct and complete copy of each other registration, report and material correspondence filed by each Parent Broker-Dealer with any Governmental Body or SRO since January 1, 2010 and will deliver or make available to Parent such forms, registrations, reports and correspondence as are filed from and after the date hereof and prior to the Closing. Each Parent Form BD and each Parent Broker-Dealer’s other registrations, forms, and other reports filed with any Governmental Body or SRO since January 1, 2010 complied in all material respects at the time of filing with the applicable requirements of the Exchange Act and applicable Law.

(e)     None of the Parent nor any of its Subsidiaries is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant or futures or swaps introducing broker under any laws or regulations.

(f)     The Parent has made available to the Company true, correct and complete copies as in effect as of the date hereof of (i) policies of the Parent and its Subsidiaries reasonably designed to avoid corruption, bribery, money laundering, political contributions or unlawful payments or gifts to government officials, (ii) personal securities trading policies of the Parent and its Subsidiaries, and (iii) codes of conduct and ethics of the Parent and its Subsidiaries.

(g)     Except as set forth on Section 4.18 of the Parent Schedule of Exceptions, the conduct of the business of the Parent and its Subsidiaries, as presently conducted and as conducted at all times prior to the date hereof, does not require the Parent or any of its Subsidiaries or any of their respective officers or employees to be registered as an investment adviser under the Investment Advisers Act of 1940 or as an investment adviser or investment adviser representative or agent under the Laws of any Governmental Body.

Section 4.19     Ownership of Shares. Except as set forth on Section 4.19 of the Parent Schedule of Exceptions, neither Parent nor Merger Sub nor any of the Parent Affiliates owns (directly or indirectly, beneficially or of record) any shares of Company Common Stock or holds any rights to acquire any shares of Company Common Stock except pursuant to this Agreement.

Section 4.20     Availability of Shares. Parent has sufficient shares of Common Stock authorized and available to be issued to consummate the Merger on the terms set forth herein.

ARTICLE 5

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1     Conduct of Business of the Company Pending the Merger. The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except as contemplated by this Agreement, as set forth in the Company Schedule of Exceptions or as required by Law, or unless Parent shall otherwise consent in writing (such consent not to be unreasonably conditioned, withheld or delayed), the business of the Company and its Subsidiaries shall be conducted in its ordinary course of business and, to the extent consistent with and not in violation of any other provisions of this Section 5.1, the Company shall use commercially reasonable efforts to preserve substantially intact its and its Subsidiaries business organization, and to preserve its and its Subsidiaries present relationships with customers, suppliers, employees, licensees, licensors, partners and other Persons with which it or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise contemplated by this Agreement, as set forth in the Company Schedule of Exceptions or as required by Law, the Company and its Subsidiaries shall not, without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed):

(a)     amend or otherwise change its Certificate of Incorporation or Bylaws;

(b)     except as set forth in Section 5.1(b) of the Company Schedule of Exceptions, issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, voting securities, or other equity interests, or any options, warrants, restricted stock or other rights of any kind to acquire or receive any shares of capital stock, voting securities, or other equity interests (including stock appreciation rights, phantom stock or similar instruments) (except for the issuance of shares of Company Common Stock upon the exercise of options or in connection with other stock-based awards in each case outstanding as of the date hereof);

(c)     declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(d)     except as set forth in Section 5.1(d) of the Company Schedule of Exceptions, adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock (other than in connection with the cancellation of options in connection with Section 1.6 of this Agreement, the forfeiture or exercise of equity-based awards or options in accordance with existing agreements or terms (or awards or options granted after the date hereof in compliance with Section 5.1(b));

(e)     acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any Person, business or division (whether by acquisition of assets or otherwise), enter into any new line of business;

(f)     sell or otherwise dispose of (whether by merger, consolidation, acquisition of stock or assets, exclusive license or otherwise) any Person, business or division thereof or any equity or assets, other than sales or dispositions of inventory in the ordinary course of business consistent with past practice;

(g)     except as set forth in Section 5.1(g) of the Company Schedule of Exceptions, (A) enter into, renew, terminate or materially amend (i) any contract or arrangement with revenues or payments in excess of $75,000 per annum, other than in the ordinary course of business consistent with past practice or otherwise imposing any material restrictions on the Company or any of its Subsidiaries or (ii) any joint venture, partnership or other similar arrangement or (B) engage in any transaction or series of transactions with any Company Affiliate that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(h)     authorize any new capital expenditures in amounts more than $50,000 in the aggregate other than in the ordinary course of business consistent with past practice;

(i)     except as set forth in Section 5.1(i) of the Company Schedule of Exceptions, incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances to any other Person in an amount exceeding $50,000 in the aggregate;

(j)     except as set forth in Section 5.1(j) of the Company Schedule of Exceptions, (i) increase the compensation or benefits of any of its directors, officers or employees (including the payment of bonuses and the granting of stock options, stock appreciation rights or other equity or equity-like incentives) or pay any bonuses except that in the case of employees, the Company or its Subsidiaries may increase, without the prior written consent of the Parent, compensation or benefits of Company or Subsidiary employees by not more than $75,000 in the aggregate for all employees; (ii) grant or pay any severance or termination pay not provided for under any plan, policy, guideline or agreement in effect on or prior to the date hereof; (iii) enter into, amend or modify the terms of any employment, consulting, change of control, indemnification, termination or severance agreement or arrangement with any of its present or former (A) directors, (B) officers or (C) employees or establish, adopt, enter into or materially amend or terminate any Company Plan or collective bargaining agreement except that the Company or any Subsidiary may enter into, without the prior written consent of the Parent, any employment agreement or independent contractor agreement without change of control or severance provisions with any new field office employee or registered representative in the ordinary course of business consistent with prior practice, and (iv) accelerate the vesting or time of payment of any compensation or benefits of any director, officer, employee or consultant or fund or make any contribution to any Company Plan or trust not required to be funded;

(k)     make any material change in any financial or regulatory accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(l)     materially change any Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, or settle a material Tax claim or assessment, in each case, relating to the Company or a Subsidiary of the Company, unless required by GAAP or applicable Law;

(m)     agree to or otherwise settle, compromise or otherwise resolve in whole or in part any litigation, actions, suits, actual, potential or threatened claims, investigations or proceedings, whether pending on the date hereof or hereafter made or brought, which settlement or compromise would, in any single case, result in (i) damages, fines or other penalties payable to or by the Company or any of its Subsidiaries in excess of $50,000 net of insurance and net of collection from other parties or (ii) non-monetary relief, including debarment, corporate integrity agreements, any other undertaking of any kind, deferred prosecution agreements, consent decrees, plea agreements or mandatory or permissive exclusion;

(n)     abandon, sell, license (except in the ordinary course of business consistent with past practice), assign or grant any security interest in or to any material item of Company Intellectual Property Rights or any other material assets; or

(o)     agree to take any of the actions described in Section 5.1(a) through Section 5.1(n).

ARTICLE 6
ADDITIONAL AGREEMENTS

Section 6.1     Company Stockholders Meeting.

(a)     The Company shall as soon as practicable following the date upon which the S-4 becomes effective, acting through its Board of Directors, (a) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Requisite Stockholder Vote (the “Company Stockholders Meeting“), as promptly as practicable which shall be held no later than twenty (20) Business Days following the mailing of the definitive Proxy Statement/Prospectus and (b) subject to Section 6.4(b), include in the Proxy Statement/Prospectus the Merger Recommendation.

(b)     Parent shall cause all shares of Company Common Stock owned by Parent, Merger Sub or any other subsidiary of Parent to be voted in favor of the approval of this Agreement.

Section 6.2     Regulatory Matters. (a) The Company and Parent shall cooperate in preparing and promptly cause to be filed with the SEC the Proxy Statement/Prospectus and the S-4. Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus or the S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and the S-4 prior to filing such with the SEC. Each of Parent and the Company shall use reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated by this Agreement. At the expense of the Company, the Company shall mail or deliver the Proxy Statement/Prospectus to the Company’s stockholders as promptly as practicable after the S-4 is declared effective.

(b)     The Parent shall promptly cause to be filed with FINRA an application under Rule 1017 with respect to the Merger (the “Rule 1017 Application”). Parent shall, as promptly as practicable after receipt thereof, provide the Company with copies of any written comments and advise the Company of any oral comments with respect to the Rule 1017 Application received from FINRA. The Parent shall use reasonable best efforts to have the Rule 1017 Application approved promptly as practicable after such filing and to keep such approval effective as long as is necessary to consummate the Merger and the other transactions contemplated by this Agreement.

(c)     Subject to the other provisions of this Agreement, Parent and the Company agree to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable any consents, approvals and authorizations of all third parties and Governmental Bodies which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger) and to comply with the terms and conditions of all such consents, approvals and authorizations of all such third parties and Governmental Bodies.

(d)     Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Body in connection with the Merger and the other transactions contemplated by this Agreement. Parent and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 6.3     Access to Information; Confidentiality. (a) From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall use commercially reasonable efforts to cause its officers, directors and employees to, afford the officers, employees, auditors and other authorized representatives of Parent reasonable access, consistent with applicable Law, at all reasonable times to its officers, employees, properties, offices, plants and other facilities and to all books and records of the Company and its Subsidiaries, and shall furnish Parent with all financial, operating and other data and information as Parent, through its officers, employees or authorized representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company and its Subsidiaries. The Company shall not be required to provide access to or to disclose information where such access or disclosure would contravene any Law. Each of Parent and Merger Sub will hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated October 5, 2012, between the Company and Parent (the “Confidentiality Agreement“), which shall remain in full force and effect in accordance with its terms.

(b)     From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Parent shall, and shall use commercially reasonable efforts to cause its officers, directors and employees to, afford the officers, employees, auditors and other authorized representatives of the Company reasonable access, consistent with applicable Law, at all reasonable times to its officers, employees, properties, offices, plants and other facilities and to all books and records of the Parent and its Subsidiaries, and shall furnish Company with all financial, operating and other data and information as the Company, through its officers, employees or authorized representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Parent and its Subsidiaries. The Parent shall not be required to provide access to or to disclose information where such access or disclosure would contravene any Law. The Company will hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the Parent and Merger Sub and their respective Subsidiaries furnished to the Company in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

Section 6.4     Acquisition Proposals. (a) The Company agrees that (i) it and its officers and directors shall not, and (ii) it shall use commercially reasonable efforts to ensure that its representatives shall not, in each case (A) directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to the acquisition, including by way of a tender offer, exchange offer, merger, consolidation or other business combination, of (x) an equity interest representing a 10% or greater economic or voting interest in the Company, or (y) the assets, securities or other ownership interests of or in the Company representing 10% or more of the consolidated assets of the Company, other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an (“Acquisition Proposal“), or (B) directly or indirectly, engage in any negotiations concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to, an Acquisition Proposal; provided, however, that the Company and its representatives may, in response to a written Acquisition Proposal that the Board of Directors of the Company determines, in good faith, after consultation with its financial advisors, constitutes, a Superior Proposal, and which Acquisition Proposal did not result from a material breach of this Section 6.4(a), (x) provide access or furnish information with respect to the Company to the Person making such Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement and (y) engage in discussions or negotiations with the Person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal; provided further, however, that, subject to the right of the Company to withhold information where such disclosure would contravene any Law, the Company shall promptly provide to Parent any non-public information that is provided to the Person making such Acquisition Proposal or its representatives that was not previously provided to Parent or Merger Sub. The Company will, and will cause its agents and representatives to, promptly cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. The Company shall also promptly (within two (2) Business Days) notify Parent of the receipt of any Acquisition Proposal after the date hereof, which notice shall include the identity of the Person making such Acquisition Proposal and the material terms and conditions thereof, and will keep Parent apprised of any related material developments, discussions and negotiations related thereto.

For purposes of this Agreement, the term “Superior Proposal“ means any offer made by a third party that the Board of Directors of the Company reasonably determines to be bona fide for a transaction that (a) if consummated, would result in such third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Company Common Stock (or, in the case of a direct merger, the common stock of the resulting company) or all or substantially all the consolidated assets of the Company and its subsidiaries for consideration consisting of consideration payable to holders of shares of Company Common Stock that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors, to be more favorable from a financial point of view to holders of Company Common Stock than the Merger taking into account the Termination Fee, and is reasonably likely to be consummated in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such offer and transaction (including the likelihood of completion) and any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal or otherwise.

(b)     The Board of Directors of the Company shall not (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw or modify in a manner adverse to Parent or Merger Sub, the Merger Recommendation or resolve or agree to take any such action (any such action or any such resolution or agreement to take such action being referred to herein as an “Adverse Recommendation Change“), unless the Board of Directors of the Company determines in good faith, after consultation with its legal advisors, that the failure to take such action would result in a breach of or be reasonably likely to result in a breach of its fiduciary duties, (ii) recommend, adopt or approve any Acquisition Proposal or propose publicly to recommend, adopt or approve any competing Acquisition Proposal or resolve or agree to take any such action or (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement“) constituting or related to, or which is intended to lead to any Acquisition Proposal (other than a confidentiality agreement) or resolve or agree to take any such action. Notwithstanding anything in this Section 6.4(b) to the contrary, the Board of Directors of the Company may, in response to a Superior Proposal, cause the Company to terminate this Agreement pursuant to Section 8.1(f) in order to concurrently enter into an Acquisition Agreement; provided, however, that the Company shall not terminate this Agreement pursuant to Section 8.1(f), and any purported termination pursuant to Section 8.1(f) shall be void and of no force or effect, unless the Company shall have complied with all the provisions of this Section 6.4, including the notification provisions in this Section 6.4, and with all applicable requirements of Section 8.3(b) in connection with such Superior Proposal; and provided further, however, that the Company shall not exercise its right to terminate this Agreement pursuant to Section 8.1(f) until after the second Business Day following Parent’s receipt of written notice (a “Notice of Superior Proposal“) from the Company advising Parent that the Board of Directors of the Company has received a Superior Proposal, identifying the Person making such Superior Proposal and the material terms and conditions of the Superior Proposal and stating that the Company Board intends to exercise its right to terminate this Agreement pursuant to Section 8.1(f) (it being understood and agreed that, prior to any such termination taking effect, (i) any amendment to the price or any other material term of a Superior Proposal shall require a new Notice of Superior Proposal (but shall not trigger any new waiting period) and (ii) the Board of Directors of the Company shall discuss with Parent and take into account any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal or otherwise).

(c)     Nothing contained in this Section 6.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors of the Company, after receipt of advice from its outside counsel, failure so to disclose would result in a breach of or be reasonably like to result in a breach of its fiduciary duties or applicable Law.

Section 6.5     Directors’ and Officers’ Indemnification and Insurance. (a) Without limiting any additional rights that any Person may have under any agreement, document, law or Company Plan, from and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present (as of the Effective Time) and former officer, director or employee of the Company and its Subsidiaries (the “Indemnified Parties“), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs“), incurred in connection with any suit, claim, action, proceeding, arbitration, mediation or governmental investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, fiduciary or agent of the Company or any of its Subsidiaries or another entity if such service to the other entity was at the request or for the benefit of the Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the extent provided under applicable Law and the Company’s or Subsidiary’s Certificate of Incorporation or Bylaws as at the date hereof. In the event of any such Action, each indemnified Person shall be entitled to advancement of expenses incurred in the defense of any Action from the Surviving Corporation to the fullest extent that the Company or its Subsidiaries, as applicable, would be permitted under applicable Law and the Company’s or its Subsidiaries’ Certificate of Incorporation or Bylaw as at the date hereof; provided, that such Person shall execute and deliver an undertaking that such Person shall return such amounts to the Company if it is determined that such Person was not entitled to such funds.

(b)     Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) now existing in favor of the current or former directors or officers of the Company or its Subsidiaries as provided in their Certificate of Incorporation or Bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company or its Subsidiaries as in effect on the date of this Agreement shall be assumed by the Surviving Corporation and its Subsidiaries in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms. Further, the Certificate of Incorporation and Bylaws of the Surviving Corporation and its Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company’s and its Subsidiaries’ Certificate of Incorporation and Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals, except as amendments may be required by the DGCL during such period.

(c)     For a period of not less than three (3) years after the Effective Time, Parent shall cause to be in effect either (i) the Company’s and Subsidiaries’ directors’ and officers’ liability insurance covering each Person currently covered by the Company’s and Subsidiaries’ directors’ and officers’ liability insurance for acts or omissions occurring prior to the Effective Time by way of purchasing a “tail” or (ii) the Parent may substitute thereof policies of another insurance company, reasonably acceptable to the Board of Directors of the Company, the material terms of which, including coverage and amount, are no less favorable in any material respect to such Persons than the Company’s policies in effect immediately prior to the date hereof; and provided, further, that in no event shall Parent or the Company or its Subsidiaries be required to pay aggregate premiums for insurance under this Section 6.5(c) in excess of 125% of the amount of the aggregate premiums paid by the Company or its Subsidiaries for policy year 2012-2013 for such purpose. The Board of Directors of the Company shall have the right to modify, in their discretion the ratio of “Side A” Coverage to “Side B” Coverage without regard to the existing percentage allocation in its existing coverage.

(d)     This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(e)     In the event that the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 6.5.

(f)     Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.5.

Section 6.6     Further Action; Efforts. (a)  Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable and no party hereto shall take or cause to be taken any action which would reasonably be expected to prevent, impede or delay the consummation of the Merger.

(b)     In furtherance and not in limitation of the covenants of the parties contained in Section 6.6(a), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by any U.S. or foreign Governmental Body or any private party challenging any of the transactions contemplated hereby or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement.

(c)     Subject to the limitations set forth in Section 6.6(c), in the event that any administrative or judicial investigation, suit, action or other proceeding is instituted (or threatened to be instituted) by a Governmental Body or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, or that otherwise would reasonably be expected to prevent, impede or delay the Merger, or any such transaction or the satisfaction of any condition set forth in ARTICLE 7, each of Parent, Merger Sub and the Company shall cooperate in good faith with each other and use its respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

Section 6.7     Public Announcements. Each of the Company, Parent and Merger Sub agrees that no public release or announcement (including public filings with the SEC) concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably conditioned, withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable Governmental Body to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party; provided, that the Company or Parent may include disclosures relating to the transactions contemplated hereby in its respective periodic filings with the SEC without seeking consent from, or consulting with, the other party, so long as such disclosures are not inconsistent with the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or made individually by the Company or Parent, if previously consented to by the other party); provided, finally, that the Company shall not be required to provide Parent any such opportunity to review or comment in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or an Adverse Recommendation Change or other communications contemplated by Section 6.4(b).

Section 6.8     Notification. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to and in accordance with Section 8.1, the Company and Parent shall promptly notify each other orally and in writing of the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would make the timely satisfaction of any of the conditions set forth in Section 7.1 and Section 7.3 impossible or unlikely.

Section 6.9     Transfer Taxes. Except as otherwise provided in Section 2.2(b), all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes“) incurred in connection with the Merger shall be paid by the Company, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 6.10     Anti-Takeover Statute. If any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under U.S. state or federal Laws, including those under the DGCL, is or may become applicable to this Agreement (including the Merger and the other transactions contemplated hereby), each of Parent, the Company and Merger Sub and their respective Board of Directors shall grant all such approvals and take all such actions as are necessary so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.11     Conduct of Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub covenants and agrees that, between the date of this Agreement and the Effective Time, except as otherwise contemplated by this Agreement, as set forth in the Parent Schedule of Exceptions or as required by Law, Parent and Merger Sub shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(a)     declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(b)     adjust, recapitalize, reclassify, combine, split, or subdivide any shares of capital stock of Parent;

(c)     issue, deliver or sell any shares of capital stock, voting securities or other equity interests or any options, warrants, restricted stock or other rights of any kind to acquire or receive any shares of capital stock, voting securities, or other equity interests at an effective price per share of less than the price per share of the Parent’s Common Stock pursuant to that certain Securities Purchase Agreement dated as of January 24, 2013 (except for (i) the issuance of options to employees of the Parent pursuant to any option plan in effect on the date hereof, and (ii) the issuance of shares of Parent Common Stock upon the exercise of options or in connection with other stock-based awards in each case outstanding as of the date hereof or pursuant to any option plan in effect on the date hereof);

(d)     acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any Person, business or division (whether by acquisition of assets or otherwise), enter into any new line of business in an amount exceeding $1,500,000 in the aggregate;

(e)     sell or otherwise dispose of (whether by merger, consolidation, acquisition of stock or assets, exclusive license or otherwise) any Person, business or division thereof or any equity or assets in an amount exceeding $1,500,000 in the aggregate, other than sales or dispositions of inventory in the ordinary course of business consistent with past practice;

(f)     incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances to any other Person in an amount exceeding $1,500,000 in the aggregate; or

(g)     agree to take any of the actions described in Section 6.11(a) through Section 6.11(f).

Section 6.12     Indebtedness. Immediately prior to the Closing Date, the outstanding indebtedness of the Company shall not exceed Five Million Four Hundred Thousand Dollars ($5,400,000) (the “Assumed Indebtedness”) which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of the Company or its Subsidiaries, and Parent shall cause the Assumed Indebtedness to be paid off at Closing and any amounts of Assumed Indebtedness in excess of $5,000,000 and up to $5,400,000 (the “Difference”) shall cause a reduction in the number of shares of Parent Common Stock issued hereunder and consequently the Merger Consideration; such reduction in a share amount equal to the quotient of the Difference and $0.30 (subject to equitable adjustment for any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock). Such outstanding indebtedness and Assumed Indebtedness shall be calculated in accordance with the principles set forth on Schedule 6.12.

Section 6.13     Certain Fees and Expenses. At or prior to Closing, the Company shall pay in full the Financial Advisor, the Company’s outside legal counsel and the Company’s accountants for any fees and expenses incurred in connection with the Merger and such persons shall deliver to the Company a statement that they have been paid in full.

ARTICLE 7

CONDITIONS OF MERGER

Section 7.1     Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)     this Agreement shall have been approved by the stockholders of the Company by the Company Requisite Vote;

(b)     no Law (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced, nor any injunction shall have been issued and be in effect, by any United States or state court or United States Governmental Body which prohibits, restrains or enjoins the consummation of the Merger; provided, however, that prior to invoking this condition each party agrees to comply with Section 6.7; and

(c)     the S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC. The S-4 shall not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

Section 7.2     Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)     the representations and warranties of Company set forth in this Agreement shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”) as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), after giving effect to any updates made to the Company Schedule of Exceptions made on or after the date hereof and prior to Closing, in each case except where the failure of any such representations and warranties to be so true and correct would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect;

(b)     the Company shall have complied in all material respects with its obligations pursuant to Article 5 and Article 6;

(c)     the outstanding indebtedness of the Company shall not exceed Five Million Four Hundred Thousand Dollars ($5,400,000) which shall exclude any capital leases, leasehold improvements, insurance premium financing and financing of the AT&T equipment lease of the Company or its Subsidiaries and which shall be calculated in accordance with Section 6.12;

(d)     the Company shall have obtained and delivered to Parent any consent, approval, authorization, permit, action, or notification set forth on Schedule 3.5(a) of the Company Schedule of Exceptions which (i) shall be in form and substance reasonably satisfactory to Parent, (ii) shall not be subject to the satisfaction of any condition that has not been satisfied or waived, and (iii) shall be in full force and effect;

(e)     stockholders of the Company constituting the Company Requisite Vote shall have approved this Agreement;

(f)     the Voting Agreements shall have been executed and delivered by Voting Agreement Stockholders and such Voting Agreements shall be in full force and effect;

(g)     holders owning no more than five percent (5%), in the aggregate, of the outstanding Company Common Stock shall have perfected and not withdrawn a demand for dissenters’ rights pursuant to the DGCL and Section 2.4;

(h)     all planned severance, change of control payments, accelerations, accrued compensation, bonus, and vacation relating to any and all employees and consultants shall not be in excess of amounts set forth in Schedule 7.2(h) of the Company Schedule of Exceptions on the date hereof; Michael Ryan shall have entered into an employment agreement with the Parent and Company in accordance with the terms set forth on Exhibit 7.2(h);

(i)     the Parent shall have received Certificates executed on behalf of the Company by the chief executive officer of the Company certifying that the conditions set forth in Section 7.2(a) and (b) have been satisfied; and

Section 7.3     Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)     the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Parent Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”) as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), after giving effect to any updates made to the Parent Schedule of Exceptions made on or after the date hereof and prior to Closing, in each case except where the failure of any such representations and warranties to be so true and correct would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect;

(b)     the Parent shall have complied in all material respects with its obligations pursuant to Section 2.2 and Article 5 and Article 6;

(c)     FINRA shall have approved the Rule 1017 Application;

(d)     the Company shall have received certificates executed on behalf of Parent by the chief executive officer or chief financial officer of Parent, certifying that the conditions set forth in Sections 7.3(a) and (b) have been satisfied;

(e)     Merger Sub shall have delivered the Merger Consideration to the Exchange Agent; and

(f)     the Parent shall have sent by wire transfer of same day funds amounts necessary to payoff the Assumed Indebtedness in accordance with instructions delivered to Parent by the Company three Business Days prior to the Closing.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

Section 8.1     Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval by the stockholders of the Company:

(a)     by mutual written consent of Parent, Merger Sub and the Company;

(b)     by Parent or the Company if any court of competent jurisdiction or other Governmental Body located or having jurisdiction within the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

(c)     by either Parent or the Company prior to the Effective Time, if the Effective Time shall not have occurred on or before December 31, 2013 (the “Termination Date“) provided further, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if any action of such party (or, in the case of Parent, Merger Sub) or the failure of such party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(d)     by the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement such that a condition set forth in Section 7.1 or 7.3 would not be satisfied and, in either such case, such breach shall not have been cured prior to the earlier of (A) fifteen (15) days following notice of such breach to Parent and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement;

(e)     by Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that a condition set forth in Section 7.1 or 7.2 would not be satisfied and, in either such case, such breach shall not have been cured prior to the earlier of (A) fifteen (15) days following notice of such breach to the Company and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement;

(f)     by the Company in accordance with the terms and subject to the conditions of Section 6.4; or

(g)     by Parent in the event an Adverse Recommendation Change has occurred.

Section 8.2     Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, except with respect to Section 3.17, Section 4.10, Section 6.4, Section 6.8, this Section 8.2, Section 8.3 and ARTICLE 9, which shall survive such termination; provided, however, that nothing herein shall relieve or release any party from liabilities or damages arising out of fraud or its material and intentional breach of any provision of this Agreement.

Section 8.3     Fees and Expenses. (a)  Except as otherwise specifically provided herein, each party shall bear its own fees and expenses in connection with this Agreement and the transactions contemplated hereby. All expenses incurred in connection with printing and mailing of the S-4 and the Proxy Statement/Prospectus and in connection with notices or other filings with any Governmental Bodies under any Laws shall be paid by the Parent.

(b)     In the event that (i) a bona fide Acquisition Proposal shall have been made with respect to the Company or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c), (ii) this Agreement is terminated by the Company pursuant to Section 8.1(f) or (iii) this Agreement is terminated by Parent pursuant to Section 8.1(e) or (g), then, subject to the proviso set forth below, the Company shall promptly, but in no event later than two Business Days after the date of such termination, pay Parent (as its sole and exclusive remedy) a termination fee of Eight Hundred Thousand Dollars ($800,000) (the “Termination Fee”) by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable to Parent pursuant to this paragraph (b) unless and until either prior to or within 12 months of such termination the Company or any of its Subsidiaries shall have entered into an Alternate Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal. “Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to an Acquisition Proposal.

(c)     In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d), then the Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination pay the Company (as its sole and exclusive remedy) a termination fee of Eight Hundred Thousand Dollars ($800,000) .

(d)     The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if a party fails to promptly pay the amount due pursuant to this Section 8.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the fee set forth in this Section 8.3 or any portion of such fee, such party shall pay to the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment; provided, however, that if such party fails to prevail in any such suit, such party shall promptly pay the other party costs and expenses (including attorney’s fees) in connection therewith.

Section 8.4     Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of the Company; provided, however, that, after approval of this Agreement by the stockholders of the Company, no amendment may be made which by Law requires the further approval of the stockholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.5     Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein; provided, however, that, after adoption of this Agreement by the stockholders of the Company, no extension or waiver may be made which by Law requires the further approval of the stockholders of the Company without such further approval. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

ARTICLE 9

GENERAL PROVISIONS

Section 9.1     Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this ARTICLE 9.

Section 9.2     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to Parent or Merger Sub:

National Holdings Corporation

120 Broadway, 27th Floor

New York, NY 10271

Attention: Mr. Mark D. Klein, Co-Chairman and Chief Executive Officer
Facsimile: 212-409-2407

with an additional copy (which shall not constitute notice) to:

Troutman Sanders LLP

405 Lexington Avenue

New York, New York 10174

Attention: James M. Kaplan, Esq.
Facsimile: 212-704-8346

(b)           if to the Company:

Gilman Ciocia, Inc.

11 Raymond Avenue

Poughkeepsie, New York 12603

Attention: Mr. Michael Ryan, President and Chief Executive Officer
Facsimile: 845-622-3665

with an additional copy (which shall not constitute notice) to:

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

Attention: Jay Kaplowitz, Esq.

Facsimile: 212-930-9725

Section 9.3     Certain Definitions. For purposes of this Agreement, the term:

(a)      “Business Day“ means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in New York, New York.

(b)     “Code“ means the United States Internal Revenue Code of 1986, as amended.

(c)     “Contract” means any contract, lease, evidence of indebtedness, mortgage, indenture, security agreement or other agreement (whether written or oral).

(d)     “Control“ (including the terms “Controlled”, “Controlled by” and “under common Control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

(e)     “Exchange Act” means the Securities and Exchange Act of 1934, as amended.

(f)     “GAAP“ means the generally accepted accounting principles in the United States, set forth in the Financial Accounting Standards Board (“FASB“) Statements of Financial Accounting Standards and Interpretations, FASB Emerging Issues Task Force consensuses, Accounting Principles Board (“APB“) Opinions, and rules and interpretative releases of the SEC, including SEC Staff Accounting Bulletins and other such statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable as of the time for the relevant financial statements referred to herein.

(g)     “Governmental Body“ means any (i) nation, principality, state, commonwealth, province, territory, county, municipality, district or other governmental jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, (iii) governmental or quasi-governmental or regulatory authority of any nature (including any stock exchange, governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal), or (iv) individual, entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

(h)     “Knowledge“ means, (i) with respect to the Company, the actual knowledge of the executive officers of the Company, after due inquiry, and (ii) with respect to Parent, the actual knowledge of the executive officers of the Parent, after due inquiry.

(i)      “Person“ means an individual, corporation, partnership, limited liability company, association, trust, estate, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

(j)     “Securities Act” means the Securities Act of 1933, as amended.

(k)     “SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

(l)     “Subsidiary” of a Person means any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

(m)     “Tax“ or “Taxes“ means all taxes, however, denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state or local government or any agency or political subdivision of any such government, which taxes shall include all income or profits taxes (including federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected.

(n)     “Tax Group“ means, collectively, the Company and its Subsidiaries.

(o)     “Tax Returns“ means all reports, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed with an appropriate Governmental Authority in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

Section 9.4     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.

Section 9.5     Entire Agreement; Assignment. This Agreement (including the Exhibits hereto), the Company Schedule of Exceptions, the Parent Schedule of Exceptions, Confidentiality Agreement, and Voting Agreements, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties, except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent; provided, however, that no such assignment shall relieve the Parent of its obligations hereunder.

Section 9.6     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of ARTICLE 2 which shall be enforceable following the Effective Time by the holders of Certificates, and (b) with respect to the provisions of Section 6.5 which shall inure to the benefit of the Persons or entities benefiting therefrom.

Section 9.7     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of laws principles thereof, which would result in the applicability of the laws of another jurisdiction, except to the extent required under Delaware corporate law.

Section 9.8     Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.9     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.10     Jurisdiction. Each of the Parties: (i) consents to submit itself to the personal jurisdiction of the state and federal courts in New York county in the State of New York in the event any dispute arises out of this Agreement or any transaction contemplated hereby; (ii) agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from any such court; (iii) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby; (iv) consents to service of process by delivery pursuant to Section 9.2 hereof; and (v) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any state or federal court sitting in New York county in the State of New York.

Section 9.11     Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes”, “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to June 20, 2013. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. References to “this Agreement” shall include the Company Schedule of Exceptions. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 9.12     Waiver of Jury Trial. Each of the parties to this Agreement irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NATIONAL HOLDINGS CORPORATION

By:	/s/ Mark D. Klein
Name: Mark D. Klein
Title: Co-Chairman and Chief Executive Officer

NATIONAL ACQUISITION CORP.

By:	/s/ Mark D. Klein
Name:
Title:

GILMAN CIOCIA, INC.

By:	/s/ Michael Ryan
Name:
Title:

Annex B

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of June 20, 2013, by and among National Holdings Corporation, a Delaware corporation (“Parent”), National Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and [insert name of Target stockholder], (“Stockholder”). Parent, Merger Sub, and Stockholder are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, as of the date hereof, Stockholder has the sole right to vote the number of shares of common stock, par value $0.01 per share (the “Common Stock”), of Gilman Ciocia, Inc., a Delaware corporation (the “Company”), set forth opposite Stockholder’s name on Schedule I hereto (such shares of Common Stock, together with any other shares of Common Stock the voting power over which is acquired by Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (such period, the “Voting Period”), are collectively referred to herein as the “Subject Shares”.

WHEREAS, Parent, Merger Sub, and the Company contemporaneously herewith intend to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”); and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, Stockholder is executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1     Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1     Agreement to Vote the Subject Shares. Stockholder hereby agrees that, during the Voting Period, at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company, Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause his or her Subject Shares to be counted as present thereat for purposes of establishing a quorum, and he or she shall vote or consent (or cause to be voted or consented), in person or by proxy, all of his or her Subject Shares (a) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of Stockholder contained in this Agreement. This Agreement is intended to bind Stockholder only with respect to the specific matters expressly set forth in clauses (a) and (b) above, and except as set forth in such clauses, Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of the Company. Stockholder agrees not to enter into any agreement, commitment or arrangement with any person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II. Notwithstanding anything contained in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to limit or affect a Stockholder’s ability to approve a Superior Proposal.

Section 2.2     No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and direct and indirect economic benefits of and relating to the Subject Shares shall remain vested in and belong to Stockholder.

Section 2.3     No Obligation as Director, Officer or Fiduciary. Notwithstanding anything contained in this Agreement to the contrary, (a) Stockholder makes no agreement or understanding herein in any capacity other than in its capacity as a record holder and/or beneficial owner of the Subject Shares, (ii) nothing in this Agreement shall be construed to limit or affect any action or inaction by Stockholder or any Representatives of Stockholder in their respective capacity as a director, officer, or other fiduciary of the Company, and (iii) Stockholder and its Representatives shall have no liability to Parent or Merger Sub or any of their respective affiliates under this Agreement as a result of any action or inaction by Stockholder or any of its Representatives acting in their respective capacity as a director, officer, or other fiduciary of the Company. The term “Representatives” shall mean any director, officer, employee, agent or other representative (collectively, “Representatives”) of Stockholder.

ARTICLE III

COVENANTS

Section 3.1     Generally.

(a)     Stockholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, it shall not, and shall cause its affiliates not to, without Parent and Merger Sub’s prior written consent, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares, except, in each case, for Permitted Transfers (as hereinafter defined); (ii) grant any proxies or powers of attorney with respect to any or all of the Subject Shares; (iii) grant in favor of any person any lien of any nature whatsoever with respect to any or all of the Subject Shares; or (iv) knowingly or intentionally take any action that to the knowledge of such Stockholder would have the effect of preventing, impeding, interfering with or adversely affecting Stockholder’s ability to perform its obligations under this Agreement. The term “Permitted Transfers” shall mean the Transfer of Subject Shares (1) to any other person who shall have executed and delivered to Parent and Merger Sub a voting and support agreement substantially on the same terms and conditions as this Agreement (2) to any spouse or lineal descendent (whether natural or adopted), sibling, parent, other family member, heir, executor, administrator, testamentary trustee, or (3) to any trust for the benefit of any spouse or lineal descendent (whether natural or adopted), sibling, parent, or other family member, or any other transfer for estate planning purposes; provided, that in each case referred to in clauses (1), (2) or (3), the assignee or transferee thereof agrees in writing, in form and substance reasonably satisfactory to Parent and Merger Sub, to be bound by the terms of this Agreement; and (4) pursuant to the requirements of the Merger Agreement.

(b)     In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

(c)     Stockholder agrees, while this Agreement is in effect, not to knowingly or intentionally take or agree or commit to take any action that would make any representation and warranty of Stockholder contained in this Agreement inaccurate in any material respect.

Section 3.2     Standstill Obligations of the Stockholder. Stockholder covenants and agrees with Parent and Merger Sub that, during the Voting Period:

(a)     Stockholder shall not, and shall not act in concert with any person to, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of the Company vote in favor of adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

(b)     Stockholder shall not, and shall not act in concert with any person to, deposit any of the Subject Shares in a voting trust or subject any of the Subject Shares to any arrangement or agreement with any person with respect to the voting of the Subject Shares, except as provided by Article II of this Agreement.

(c)     Stockholder shall not, and shall not act in concert with any person to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate (including, in each case, by way of furnishing information) any inquiries or the making of any proposal or offer with respect to, or any indication of interest in, any Acquisition Proposal, engage in any negotiations or discussions concerning any Acquisition Proposal, or provide any non-public information or data to any person or any Representatives thereof (other than Parent, Merger Sub or any of the affiliates of Parent or Merger Sub) that has made, or to Stockholder’s knowledge, is considering making an Acquisition Proposal, or make any public statements with respect to any Acquisition Proposal or any matter that relates to, supports, or could reasonably be expected to lead to any Acquisition Proposal.

(d)     Stockholder shall cease immediately any and all existing discussions, conversations, negotiations and other communications with any person conducted heretofore with respect to any Acquisition Proposal or any matter which, to the knowledge of Stockholder, relates to, supports, or would reasonably be expected to lead to any Acquisition Proposal.

Notwithstanding the foregoing, the provisions of this Section 3.2 shall not apply to Stockholder to the extent that the Company would be permitted to take such actions under the Merger Agreement.

Section 3.3      Appraisal Rights. Stockholder agrees not to seek appraisal or assert any rights of dissent from the Merger that it may have under Section 262 of the DGCL (or otherwise) and, to the extent permitted by applicable Law, Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under Section 262 of the DGCL.

Section 3.4     Waiver of Certain Rights; Termination of 2007 Shareholder Agreement.

(a)     To the extent applicable, the Company and each Stockholder waive Sections 3.2, 3.3 and 3.4 of the 2007 Shareholder Agreement with respect to the execution, delivery and performance of the Merger Agreement.

(b)     The Stockholder and the Company agree that at Closing of the Merger, the 2007 Shareholder Agreement shall terminate and shall be of no further force and effect.

(c)     “2007 Shareholder Agreement” means that certain Shareholder Agreement dated August 20, 2007 between the Company, Investor Shareholders and Existing Shareholders signatory thereto.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1     Binding Agreement. Stockholder is: (i) of legal age to execute this Agreement and is legally competent to do so and (ii) has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.2     Ownership of Shares. Schedule I sets forth opposite Stockholder’s name the number of shares of Common Stock over which Stockholder has the sole right to vote or to direct the voting as of the date hereof. As of the date hereof, Stockholder is the lawful owner of such shares of Common Stock. Stockholder does not own or hold any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company other than the Subject Shares. Except as set forth in Schedule II, Stockholder has good and valid title to such shares of Common Stock, free and clear of any and all Liens other than those created by this Agreement or the 2007 Shareholder Agreement. Stockholder has not employed or engaged any investment banker, broker or finder that is or will be entitled to any commission or fee from Stockholder in connection with this Agreement or the transactions contemplated hereby.

Section 4.3     No Conflicts.

(a)     No filing with, or notification to, any Governmental Body, and no consent, approval, authorization or permit of any other person (except in the case of Section 3.3(b), other than any other party to the 2007 Shareholder Agreement) is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby.

(b)     None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (i) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of the Subject Shares or Stockholder’s assets may be bound, or (iii) violate any judgment, decree, or order or law applicable to Stockholder, except for any of the foregoing as could not reasonably be expected to impair Stockholder’s ability to perform its obligations under this Agreement.

Section 4.4     Company Takeover Proposal. Stockholder represents that it is not currently engaged in any discussions or negotiations with any person (other than Parent or Merger Sub or any affiliates of Parent or Merger Sub) with respect to any Acquisition Proposal or any matter that, to Stockholder’s knowledge, relates to, supports, or would reasonably be expected to lead to any Acquisition Proposal.

Section 4.5     Reliance by Parent and Merger Sub. Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Stockholder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PAERNT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to Stockholder as follows:

Section 5.1     Binding Agreement. Each of Parent and Merger Sub is a Delaware corporation duly organized and validly existing under the laws of the jurisdiction of its organization. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each of Parent and Merger Sub have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. This Agreement, assuming due authorization, execution and delivery hereof by Stockholder, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.2     No Conflicts.

(a)     No filing with, or notification to, any Governmental Body, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby.

(b)     None of the execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby or compliance by Parent and Merger Sub with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of Parent or Merger Sub, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of its respective assets may be bound, or (iii) violate any applicable judgment, decree, order or law, except for any of the foregoing as could not reasonably be expected to impair Parent or Merger Sub’s ability to perform its obligations under this Agreement.

Section 5.3     Reliance by the Stockholder. Each of Parent and Merger Sub understands and acknowledges that Stockholder is entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by Parent and Merger Sub.

ARTICLE VI

TERMINATION

Section 6.1     Termination. This Agreement shall automatically terminate, and none of Parent, Merger Sub, or Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of (a) the mutual written consent of Parent, Merger Sub, and Stockholder, (b) the Effective Time, (c) the date of termination of the Merger Agreement in accordance with its terms, (d) an Adverse Recommendation Change has occurred under the Merger Agreement, and (e) the Board of Directors has accepted a Superior Proposal under the Merger Agreement. The termination of this Agreement shall not prevent any Party hereunder from seeking any remedies (at law or in equity) against another Party hereto or relieve such Party from liability, in each case for such Party’s fraud or willful breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Article VII shall survive the termination of this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1     Publication. Stockholder hereby permits the Company, Parent, and Merger Sub to publish and disclose in any forms, schedules or other documents required to be filed with the Securities and Exchange Commission (including the Proxy Statement/Prospectus and the S-4) by the Company, Parent, and Merger Sub, as applicable, Stockholder’s identity and ownership of the Subject Shares and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 7.2     Further Assurances. From time to time, at the other Party’s request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

Section 7.3     Fees and Expenses. Each of the Parties shall be responsible for its own fees and expenses (including, without limitation, the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement.

Section 7.4     Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the Parties hereto. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.5     Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.6     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 7.7     Entire Agreement; Assignment. This Agreement (together with the Merger Agreement, to the extent referred to herein, and Schedule I) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Party except that Parent and Merger Sub may assign all or any of their respective rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of Parent or Merger Sub.

Section 7.8     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.9     Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 7.10     Governing Law. This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of laws principles thereof, which would result in the applicability of the laws of another jurisdiction, except to the extent required under Delaware corporate law.

Section 7.11     Specific Performance; Jurisdiction. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state and federal courts sitting in New York County in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties: (i) consents to submit itself to the personal jurisdiction of the state and federal courts of the State of New York sitting in New York County in the event any dispute arises out of this Agreement or any transaction contemplated hereby; (ii) agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from any such court; (iii) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby; and (iv) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any state or federal courts sitting in New York County, New York.

Section 7.12     Counterparts. This Agreement may be executed in counterparts (including by facsimile), each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 7.13     No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between Stockholder, on the one hand, and Parent and Merger Sub, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the parties hereto. Without limiting the generality of the foregoing sentence, Stockholder (a) is entering into this Agreement solely on its own behalf and shall not have any obligation to perform on behalf of any other holder of Common Stock or any liability (regardless of the legal theory advanced) for any breach of this Agreement by any other holder of Common Stock and (b) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable law. Except as set forth in Schedule II, Stockholder is not affiliated with any other holder of Common Stock entering into a voting agreement with Parent and Merger Sub in connection with the Merger Agreement and has acted independently regarding its decision to enter into this Agreement.

[Execution page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub, and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

National Holdings Corporation

By:
Name:
Title:

National Acquisition Corp.

By:
Name:
Title:

Name:

With respect to Section 3.3 of this Agreement only:

Gilman Ciocia, Inc.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

SCHEDULE I

Ownership of Common Stock

Stockholder	Number of Shares
[_____________]	[______________]

SCHEDULE II

Annex C

LETTERHEAD OF CASSEL SALPETER & CO., LLC

June 19, 2013

Gilman Ciocia, Inc.

11 Raymond Avenue

Poughkeepsie, New York 12603

Attention: The Board of Directors

Members of the Board of Directors:

We have been advised that Gilman Ciocia, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) among National Holdings Corporation (“National”), National Acquisition Corp. (“Merger Sub”), a direct wholly-owned subsidiary of National, and the Company. We have been further advised that, pursuant to the Merger Agreement, the Company will merge with and into Merger Sub, with the Company to be the surviving company in the merger (the “Merger”), and that each share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company that is issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive 0.248843451 shares of common stock, par value $0.02 per share (“National Common Stock”), of National (the “Notional Exchange Ratio”), subject to adjustment as provided in the Merger Agreement, which we have relied upon and assumed, at your direction, will reduce the Notional Exchange Ratio to 0.241931133 (the “Exchange Ratio”). You have also advised us that, prior to the Merger, National shall have completed a private placement of shares of National Common Stock at a price per share of not less than $0.30 (the “Private Placement”) which, in conjunction with National’s existing cash balances, will provide National with sufficient capital to repay the Company’s outstanding debt at closing.

You have requested that Cassel Salpeter & Co., LLC (“CS”) render an opinion (this “Opinion”) to the Board of Directors of the Company (the “Board”) as to whether, as of the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

●	Reviewed a draft, dated June 19, 2013, of the Merger Agreement.
●

Reviewed certain publicly available financial information and other data with respect to the Company and National that we deemed relevant, including their respective Annual Reports on Form 10-K for the most recent fiscal year, certain Quarterly Reports on Form 10-Q for periods subsequent thereto, certain other communications to stockholders, and certain other publicly available filings with the Securities and Exchange Commission.

The Board of Directors

Gilman Ciocia, Inc.

June 19, 2013

●

Reviewed certain other information and data with respect to the Company and National made available to us by the Company and National, including financial estimates with respect to the financial performance of the Company for the fiscal year ending June 30, 2013, prepared by management of the Company (the “Company Financial Estimates”), financial estimates with respect to the financial performance of National for the fiscal year ending September 30, 2013, prepared by management of National (the “National Financial Estimates”), and other internal financial information furnished to us by or on behalf of the Company and National.

●	Considered and compared the financial and operating performance of the Company and National with that of other companies with publicly traded equity securities that we deemed relevant.
●	Considered the publicly available financial terms of certain transactions that we deemed relevant.
●	Considered the relative historical trading prices of the Company Common Stock to the National Common Stock.
●

Discussed the business, operations, and prospects of the Company and National and the proposed Merger with the Company’s and National’s management and certain of the Company’s and National’s representatives.

●	Conducted such other analyses and inquiries, and considered such other information and factors, as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Stock and does not address any other terms, aspects, or implications of the Merger or the Merger Agreement, including, without limitation, the Private Placement (other than assuming the consummation thereof prior to the Merger). In addition, this Opinion does not address (i) any term or aspect of the Merger that is not susceptible to financial analyses, (ii) the fairness of the Merger or the Exchange Ratio to any other security holders of the Company, National or any other person or any creditors or other constituencies of the Company, National or any other person, (iii) the appropriate capital structure of National, (iv) the dilutive or other effects of the Private Placement on the security holders of National following the Merger, or (v) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio or otherwise. We are not expressing any opinion as to what the value of shares of National Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which shares of National Common Stock or Company Common Stock may trade, be purchased or sold at any time.

This Opinion does not address the relative merits of the Merger as compared to any alternative transaction or business strategy that might exist for the Company, or the merits of the underlying decision by the Company to engage in or consummate the Merger.

The Board of Directors

Gilman Ciocia, Inc.

June 19, 2013

In arriving at this Opinion, we have, with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of the Company’s and National’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We are not legal, tax, environmental, or regulatory advisors and, we do not express any views or opinions as to any legal, tax, environmental, or regulatory matters relating to the Company, National, the Merger, or otherwise. We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, environmental, regulatory, and other professionals. You have also advised us and we have assumed that the Company Financial Estimates and the National Financial Estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company and National, respectively, with respect to the future financial performance of the Company and National. You have advised us that the Company does not regularly prepare projections with respect to the future financial performance of the Company, and as you are aware, we have been advised by the management of National that National does not regularly prepare projections with respect to the future financial performance of National. Consequently, at your direction, we have relied upon the Company Financial Estimates and the National Financial Estimates, which you have advised us and directed us to assume are a reasonable basis upon which to analyze and evaluate the Company and National, respectively, and form an opinion. We express no view with respect to the Company Financial Estimates or the National Financial Estimates or, in either case, the assumptions on which they are based. With respect to the cost savings and synergies anticipated to result from the Merger we have assumed that such cost savings and synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company and National as to such cost savings and synergies and will be realized in the amounts and the times indicated thereby. We have not evaluated the solvency of the Company, National or any other party to the Merger, the fair value of the Company, National or any of their respective assets or liabilities, or whether the Company or National or any other party to the Merger is paying or receiving reasonably equivalent value in the Merger under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of the Company, National or any other party to the Merger to pay its obligations when they come due. We have not physically inspected the Company’s or National’s properties or facilities and have not made or obtained any evaluations or appraisals of the Company’s or National’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether the Company or National have good title to their respective assets. CS’s role in reviewing any information was limited solely to performing such reviews as CS deemed necessary to support its own advice and analysis and was not on behalf of the Board, the Company, or any other party.

The Board of Directors

Gilman Ciocia, Inc.

June 19, 2013

We have assumed, with your consent, that the Merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Merger, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company, National, or the Merger. We also have assumed, with your consent, that the final executed form of the Merger Agreement will not differ in any material respect from the draft we have reviewed and that the Merger will be consummated on the terms set forth in the Merger Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion. We have also assumed that the representations and warranties of the parties to the Merger Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Merger Agreement. We offer no opinion as to the contractual terms of the Merger Agreement or the likelihood that the conditions to the consummation of the Merger set forth in the Merger Agreement will be satisfied. We have further assumed that for U.S. federal tax income purposes the Merger shall qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

Our analysis and this Opinion are necessarily based upon market, economic, and other conditions, as they exist on, and could be evaluated as of the date hereof. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Board for the use and benefit of the members of the Board (in their capacities as such) in connection with the Board’s evaluation of the Merger. This Opinion may not be used for any other purpose without our prior written consent. This Opinion is not intended to and does not constitute advice or a recommendation to any holders of Company Common Stock or any other security holders as to how such holder should vote or act with respect to any matter relating to the Merger or otherwise. This Opinion should not be construed as creating any fiduciary duty on our part to the Company or any other party to the Merger Agreement, any security holder of the Company or such other party, any creditor of the Company or such other party, or any other person.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Merger. CS has also acted as financial advisor to the Board in connection with, and has participated in negotiations leading to, the Merger, and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Merger. A portion of such contingent fee may be payable in shares of National Common Stock. CS previously acted as financial advisor to the board of directors of National in connection with National’s January 2013 private placement and recapitalization and CS was paid a fee for such services which was not contingent on the completion of National’s January 2013 private placement and recapitalization. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion. This Opinion was approved by a committee authorized to approve opinions of this nature.

The Board of Directors

Gilman Ciocia, Inc.

June 19, 2013

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

 Annex D

Investment Banking	Valuation & Financial Advisory	Special Situations

June 20, 2013	PRIVATE & CONFIDENTIAL

Board of Directors

National Holdings Corporation

120 Broadway, 27th Floor

New York City, NY 10271

Ladies and Gentlemen:

We understand that National Holdings Corporation (the “Company”) is contemplating a transaction (the “Transaction”) pursuant to which the Company will acquire 100% of the common stock of Gilman Ciocia Inc. (“Gilman” or the “Target”) for a total enterprise value consideration of approximately $12.5 million (the “Transaction”). We further understand that the purchase consideration will consist of 24 million shares of the Company worth approximately $0.30 per share and the retirement of $5 million of debt that Gilman represents will be all of the outstanding debt on its balance sheet at the closing of the Transaction. Finally, we understand that the number of the Company’s shares issued in the transaction may change depending on the final amount of Gilman debt at the closing of the Transaction and whether the Company establishes an employee stock option incentive plan for certain key Gilman employees.

You have requested that Houlihan Capital, LLC (“Houlihan”) render an opinion (whether or not favorable) to the Board of Directors of the Company, as to whether, on the date of such opinion, the Transaction is fair, from a financial point of view, to the shareholders of the Company.

In completing our analyses and for purposes of the Opinion set forth herein, Houlihan has, among other things, performed the following:

●

Houlihan held discussions and had other communications with certain members of the Company and Gilman’s management regarding the Transaction, as well as the historical financial results of and the outlook for the Target’s business.

●	Reviewed a Confidential Information Presentation prepared for the Company by Cassel Salpeter & Co. (“Cassel”) regarding Gilman, dated October 2012.

●

Reviewed a Letter of Intent addressed to Cassel, written by the Company and agreed and accepted by Gilman, regarding the Company’s indication of interest to acquire 100% of the common stock of Gilman, dated May 9, 2013.

●	Reviewed certain balance sheets forecasting Gilman’s projected debt at the closing of the Transaction.

500 West Madison Suite 2600 Chicago, IL 60661

Tel: 312.450.8600 Fax: 312.277.7599

www.houlihan.com

Board of National Holdings Corporation

June 19, 2013

Fairness Opinion - Confidential

●	Reviewed a draft Agreement and Plan of Merger among the Company, National Acquisition Corp. and Gilman, dated June 7, 2013.

●	Houlihan obtained, reviewed, and/or analyzed certain information relating to the historical, current, and future operations of the Company and Target including, but not limited to, the following:

o	The latest reports on SEC Form 10-Q and SEC Form 10-K, as well as other relevant publicly available documents, as filed with the SEC;

o	Projected financial results for the Company for the fiscal year ended September 30, 2013, excluding any cash flow or balance sheet projections, prepared by Management; and

o	Projected financial results for the Target for the fiscal years ending June 30, 2013 through 2018, excluding any cash flow or balance sheet projections, prepared by the Target’s management.

●	Houlihan obtained, reviewed, and/or analyzed information regarding the industry in which the Company and Target operates, which included a review of, but was not necessarily limited to, the following:

o	Certain industry research, such as analyst reports and data available from various financial research databases; and

o	Information regarding certain guideline publicly traded companies considered reasonably comparable to the Company and/or the Target.

●

Houlihan reviewed certain other relevant, publicly available information, including economic, industry, and information specific to the Company and/or the Target, as deemed reasonable and pertinent to this engagement and the associated analyses.

●

Houlihan developed indications of value for the Company and Target using generally accepted valuation methodologies, utilizing information and sources including, but not necessarily limited to, those described above.

This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. Our written opinion shall be used only (i) by the Board of Directors in evaluating the Transaction, (ii) in disclosure materials to holders of the Company’s common stock, (iii) in filings with the SEC (including the filing of the fairness opinion and the data and analysis presented by Houlihan to the Board of directors, and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the opinion. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder, or controlling person of Houlihan or any of its affiliates shall be subjected to any personal liability whatsoever to any person (other than for gross negligence or willful misconduct) nor will any such claim be asserted by or on behalf of the Company against any such person with respect to the Opinion other than Houlihan.

Board of National Holdings Corporation

June 19, 2013

Fairness Opinion - Confidential

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Target, nor have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from senior management of the Company that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of our Opinion. We have not assumed responsibility for any independent verification of this information nor have we assumed any obligation to verify this information.

Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies have been employed in our analysis and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

Each of the analyses conducted by Houlihan was carried out to provide a particular perspective of the Transaction. Houlihan did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support our Opinion as to the fairness of the Transaction. Houlihan does not place any specific reliance or weight on any individual analysis, but instead, concludes that its analyses, taken as a whole, support its conclusion and Opinion. Accordingly, Houlihan believes that its analyses must be considered in its entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by Houlihan in connection with the preparation of the Opinion.

In our analysis and in connection with the preparation of this Opinion, Houlihan has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. Houlihan’s Opinion is conditioned upon the terms of the final Transaction being consistent in all material respects with those in the draft reviewed.

Board of National Holdings Corporation

June 19, 2013

Fairness Opinion - Confidential

Our Opinion does not constitute a recommendation to proceed with the Transaction. This Opinion relates solely to the question of the fairness of the Transaction to the shareholders of the Company. We are expressing no opinion as to the income tax consequences of the Transaction. Houlihan did not provide advice concerning the structure of the Transaction and Houlihan expressed no opinion as to whether any alternative transaction might have resulted in terms and conditions more favorable to the Company or its stockholders than those contemplated by the Transaction.

Houlihan Capital, LLC, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Houlihan has previously provided investment banking services to the Company. Houlihan received a fee from the Company relating to its services in providing this Opinion that is not contingent on the consummation of the proposed Transaction. In an engagement letter dated May 20, 2013, the Company has agreed to indemnify Houlihan with respect to Houlihan’s services.

Based upon the foregoing, it is our opinion as of the date hereof, the Transaction is fair, from a financial point of view, to the shareholders of the Company.

Respectfully submitted,

/s/ Houlihan Capital, LLC

Houlihan Capital, LLC

ANNEX E

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Corporate Headquarters

11 Raymond Avenue Poughkeepsie, NY 12603

845.485.5278 tel 845.622.3638 fax

GILMAN CIOCIA, INC.

SPECIAL MEETING OF STOCKHOLDERS

[*] [*], 2013, [*] A.M. LOCAL TIME

SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 BROADWAY, 32ND FLOOR

NEW YORK, NEW YORK 10006

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILMAN CIOCIA, INC.

I hereby appoint Ted Finkelstein and Maureen Abbate as proxies, each with full power of substitution, for and in the name of the undersigned, to vote all shares of Common Stock of Gilman Ciocia, Inc. which I would be entitled to vote on all matters which may properly come before the Meeting of Stockholders of Gilman Ciocia, Inc. to be held at the offices of Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, NY 10006, beginning at [*] a.m., local time, or any adjournment or postponement of the Meeting.

THE PROXIES SHALL VOTE SUBJECT TO THE DIRECTIONS INDICATED ON THE REVERSE SIDE OF THIS PROXY CARD, AND THE PROXIES ARE EACH AUTHORIZED TO VOTE IN HIS OR HER DISCRETION UPON OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING. THE PROXIES WILL VOTE AS THE BOARD OF DIRECTORS RECOMMENDS WHERE A CHOICE IS NOT SPECIFIED. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN, DATE AND RETURN THIS PROXY CARD.

I acknowledge receipt of Gilman Ciocia's Notice of Meeting of Stockholders, dated [*] [*], 2013, Proxy Statement.  To the extent needs, I can view Gilman Ciocia’s Annual Report on the internet at www.gtax.com/company

VOTE BY MAIL

GILMAN CIOCIA'S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL I, II AND II:

I. Merger Agreement:

1.  A proposal to adopt the merger agreement and the transactions contemplated thereby. The merger is more fully described in the accompanying proxy statement/prospectus and the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus;

FOR☐ AGAINST☐ ABSTAIN☐

II. Executive Compensation:

2. A proposal to approve, on a nonbinding advisory basis, the “golden parachute” compensation payable to one of the Company’s executive officers in connection with the merger as described in the accompanying proxy statement; and

FOR☐ AGAINST☐ ABSTAIN☐

III.  Adjournment for Solicitation of Additional Proxies:

3. A proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies to approve the proposal to adopt the merger agreement.

FOR☐ AGAINST☐ ABSTAIN☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE NOMINEES AND PROPOSAL ABOVE. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting.  This Proxy revokes any proxy to vote such shares at the Special Meeting heretofore given by the undersigned.

Address Change? Mark Box ☐ Indicate changes below: ☐ Yes, I plan to attend the Special Meeting of Stockholders

1

Mark, sign and date your proxy card and return it in the postage paid envelope provided.

The undersigned hereby ratifies and confirms all that said proxies, or any of them, or their substitutes, shall lawfully do or cause to be done because of this proxy, and hereby revokes any and all proxies the undersigned has given before to vote at the meeting.

Address Changes:              Dated: _________________________

                                                ________________________________

                                                Print Name

                                                ________________________________

                                                Signature

                                                ________________________________

                                                Signature, if held jointly

                                                Please sign exactly as your

                                                name(s) appears on Proxy. If

                                                held in joint tenancy, all

                                                persons should sign. Trustees,

                                                administrators, etc., should

                                                include title and authority.

                                                Companies should provide the

                                                full name of the corporation and

                                                the title of the authorized

                                                officer signing the proxy.

 2

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides in relevant part that “[a] corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.” With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that “[a] corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor . . . [by reason of the person’s service in one of the capacities specified in the preceding sentence] against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.”

National's Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of National's directors for monetary damages for breach of fiduciary duty to the full extent permitted by Delaware law. National’s Amended and Restated By-laws provide that National is required to indemnify and hold harmless its directors, officers, employees and agents in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of National) by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if the party being indemnified acted in good faith and in a manner such party reasonably believed to be in or not opposed to the best interests of National, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party’s conduct was unlawful. In proceedings by or in the right of National, a party seeking to be indemnified may be indemnified if the above standards of conduct are met and to the extent as set forth above, however, if a court judges a party seeking to be indemnified liable to the corporation, no indemnification shall be provided except to the extent that the court deems proper. To the extent that a director, officer, employee or agent of National has been successful on the merits or otherwise, including without limitation, the dismissal of an action without prejudice, in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such party shall be indemnified against all costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith.

National maintains insurance on behalf of its officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The above discussion of the National's Certificate of Incorporation, as amended, and Amended and Restated By-laws and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is respectively qualified in its entirety by such Certificate of Incorporation, as amended, Amended and Restated By-laws and statute.

Item 21. Exhibits and Financial Statement Schedules

Exhibits.

2.1

Agreement and Plan of Merger, dated as of June 20, 2013, among National Holdings Corporation, National Acquisition Corp. and Gilman Ciocia, Inc. (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed in June 2013).

3.1	Certificate of Incorporation of National Holdings Corporation (incorporated by reference to Exhibit 3.5. to Form 10-Q in May 2004).

3.2	Bylaws of National, as amended, of National Holdings Corporation (incorporated by reference to Exhibit 3.3 to Form 10-Q in February 2002).

3.3

Certificate of Designations, Preferences, and Relative Optional or Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series A Convertible Preferred Stock, as amended (incorporated by reference to Exhibit 3.6 to Form 10-Q in May 2004).

3.4

Certificate of Designation of Series B Preferred Stock, filed with the Secretary of State of the State of Delaware on January 11, 2006 (incorporated by reference to Exhibit 3.5 to Form 8-K in January 2006).

3.5

Certificate of Amendment to the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on March 15, 2006 (incorporated by reference to Exhibit 3.6 to Form 10-Q in May 2006).

3.6

Certificate of Amendment to the Certificate of Designation of Series A Preferred Stock, filed with the Secretary of State of the State of Delaware on March 15, 2006 (incorporated by reference to Exhibit 3.7 to Form 10-Q in May 2006).

3.7	Certificate of Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 3.8 to Amendment No. 1 to the Company’s Registration Statement on Form S-4, dated May 6, 2008).

3.8

Amended and Restated Certificate of Designation of Series C Preferred Stock, filed with the Secretary of State of the State of Delaware on January 24, 2013 (incorporated by reference to Exhibit 3.1 to Form 8-K in January 2013).

3.9

Certificate of Correction to the Certificate of Designation of Series C Preferred Stock, filed with the Secretary of State of the State of Delaware on July 13, 2010 (incorporated by reference to Exhibit 3.8 to Form 8-K in July 2010).

3.10

Certificate of Designation of Series D Preferred Stock, filed with the Secretary of State of the State of Delaware on September 29, 2010 (incorporated by reference to Exhibit 3.8 to Form 8-K in July 2010).

3.11

Certification of Designation of Series E Preferred Stock, filed with the Secretary of State of the State of Delaware on March 30, 2012 (incorporated by reference to Exhibit 3.1 to Form 8-K in April 2012) .

5.1	Opinion of Troutman Sanders LLP regarding the validity of the securities to be issued in the merger (Filed herewith).

8.1	Tax Opinion of Troutman Sanders LLP (to be filed by Amendment).

10.1

Form of Voting and Support Agreement entered into as of June 20, 2013, among National Holdings Corporation, National Acquisition Corp. and certain stockholders of Gilman Ciocia, Inc. (incorporated herein by reference to Exhibit 10.1 to National Holdings Corporation’s Current Report on Form 8-K filed on June 21, 2013).

10.2	Form of Michael Ryan Employment Agreement (incorporated herein by reference to Exhibit 10.1 to Gilman’s Current Report on Form 8-K filed on June 21, 2013).

23.1	Consent of RBSM, LLP (with respect to National) (Filed herewith).

23.2	Consent of RBSM, LLP (with respect to Gilman) (Filed herewith).

23.3	Consent of Troutman Sanders LLP (filed herewith)

23.4	Consent of Troutman Sanders LLP (to be filed by Amendment)

24.1	Powers of Attorney (included on the signature page to this Registration Statement).

99.1	Consent of Cassel Salpeter & Co. LLP (Filed herewith).

99.2	Consent of Houlihan Capital, LLC (Filed herewith).

Item 22. Undertakings

(A) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(D) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(E) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(F) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(G) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of July, 2012.

National Holdings Corporation

By:	/s/ Mark D. Klein
Mark D. Klein
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes Mark D. Klein and Robert B. Fagenson, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form S-4 and to file the same with exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or is substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-4 has been signed below by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date

/s/ Mark D. Klein	Chief Executive Officer and Co-Executive	July 12, 2013
Mark D. Klein	Chairman (principal executive officer)

/s/ Robert B. Fagenson	Co-Executive Chairman	July 12, 2013
Robert B. Fagenson

/s/ Alan B. Levin	Chief Financial Officer (principal financial	July 12, 2013
Alan B. Levin	and accounting officer)

/s/ Mark Goldwasser	President and Director	July 12, 2013
Mark Goldwasser

/s/ Leonard J. Sokolow	Director	July 12, 2013
Leonard J. Sokolow

Director
Frank S. Plimpton

/s/ Salvatore Giardina	Director	July 12, 2013
Salvatore Giardina

/s/ Peter Zurkow	Director	July 12, 2013
Peter Zurkow

/s/ William Lerner	Director	July 12, 2013
William Lerner

/s/ Frederic B. Powers III	Director	July 12, 2013
Frederic B. Powers III

INDEX TO EXHIBITS

2.1

Agreement and Plan of Merger, dated as of June 20, 2013, among National Holdings Corporation, National Acquisition Corp. and Gilman Ciocia, Inc. (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed in June 2013).

3.1	Certificate of Incorporation of National Holdings Corporation (incorporated by reference to Exhibit 3.5. to Form 10-Q in May 2004).

3.2	Bylaws of National, as amended, of National Holdings Corporation (incorporated by reference to Exhibit 3.3 to Form 10-Q in February 2002).

3.3

Certificate of Designations, Preferences, and Relative Optional or Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series A Convertible Preferred Stock, as amended (incorporated by reference to Exhibit 3.6 to Form 10-Q in May 2004).

3.4

Certificate of Designation of Series B Preferred Stock, filed with the Secretary of State of the State of Delaware on January 11, 2006 (incorporated by reference to Exhibit 3.5 to Form 8-K in January 2006).

3.5

Certificate of Amendment to the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on March 15, 2006 (incorporated by reference to Exhibit 3.6 to Form 10-Q in May 2006).

3.6

Certificate of Amendment to the Certificate of Designation of Series A Preferred Stock, filed with the Secretary of State of the State of Delaware on March 15, 2006 (incorporated by reference to Exhibit 3.7 to Form 10-Q in May 2006).

3.7	Certificate of Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 3.8 to Amendment No. 1 to the Company’s Registration Statement on Form S-4, dated May 6, 2008).

3.8

Amended and Restated Certificate of Designation of Series C Preferred Stock, filed with the Secretary of State of the State of Delaware on January 24, 2013 (incorporated by reference to Exhibit 3.1 to Form 8-K in January 2013).

3.9

Certificate of Correction to the Certificate of Designation of Series C Preferred Stock, filed with the Secretary of State of the State of Delaware on July 13, 2010 (incorporated by reference to Exhibit 3.8 to Form 8-K in July 2010).

3.10

Certificate of Designation of Series D Preferred Stock, filed with the Secretary of State of the State of Delaware on September 29, 2010 (incorporated by reference to Exhibit 3.8 to Form 8-K in July 2010).

3.11

Certification of Designation of Series E Preferred Stock, filed with the Secretary of State of the State of Delaware on March 30, 2012 (incorporated by reference to Exhibit 3.1 to Form 8-K in April 2012) .

5.1	Opinion of Troutman Sanders LLP regarding the validity of the securities to be issued in the merger (Filed herewith).

8.1	Tax Opinion of Troutman Sanders LLP (to be filed by Amendment).

10.1

Form of Voting and Support Agreement entered into as of June 20, 2013, among National Holdings Corporation, National Acquisition Corp. and certain stockholders of Gilman Ciocia, Inc. (incorporated herein by reference to Exhibit 10.1 to National Holdings Corporation’s Current Report on Form 8-K filed on June 21, 2013).

10.2	Form of Michael Ryan Employment Agreement (incorporated herein by reference to Exhibit 10.1 to Gilman’s Current Report on Form 8-K filed on June 21, 2013).

23.1	Consent of RBSM, LLP (with respect to National) (Filed herewith).

23.2	Consent of RBSM, LLP (with respect to Gilman) (Filed herewith).

23.3	Consent of Troutman Sanders LLP (filed herewith)

23.4	Consent of Troutman Sanders LLP (to be filed by Amendment)

24.1	Powers of Attorney (included on the signature page to this Registration Statement).

99.1	Consent of Cassel Salpeter & Co. LLP (Filed herewith).

99.2	Consent of Houlihan Capital, LLC (Filed herewith).